FILE No. 823437

Corficolombiana

RECEIVED

2008 OCT 10 P 12:33

OFFICE OF INTERNATIONAL
CORPORATE FIN[redacted]

08005312

SUPPL

Cali, October 3, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant ~~Corporación Financiera Colombiana S.A.~~ Corporación Financiera Del Valle S.A´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish and English copy of **CFC`s bi-annual report (January – June 2008)** audited by the firm Deloitte Colombia Ltda.

2. Spanish and English version of the **Minute No. 068** of the General Assembly Meeting of Common Shareholders.

3. Spanish and English copy of certificate related to the General Assembly Meeting of Non-Voting Preferred Dividend Stockholders.

4. Legal situations of the Issuer
   Notice to the market about the change of the legal representative in charge of the Relevant Information and of the Compliance Agent in charge of providing the information.

5. Increase of Subscribed and Paid in Capital
   Please find attached information on the subscribed and paid in capital.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Oscar Javier Cantor Holguin
Vicepresident

PROCESSED
OCT 15 2008
THOMSON REUTERS

dw 10/14

**DIRECCION GENERAL**
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

Corficolombiana



Cali, October 3, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish and English copy of **CFC`s bi-annual report (January – June 2008)** audited by the firm Deloitte Colombia Ltda.

2. Spanish and English version of the **Minute No. 068** of the General Assembly Meeting of Common Shareholders.

3. Spanish and English copy of certificate related to the General Assembly Meeting of Non-Voting Preferred Dividend Stockholders.

4. Legal situations of the Issuer
   Notice to the market about the change of the legal representative in charge of the Relevant Information and of the Compliance Agent in charge of providing the information.

5. Increase of Subscribed and Paid in Capital
   Please find attached information on the subscribed and paid in capital.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

**Oscar Javier Cantor Holguin**
Vicepresident

**DIRECCION GENERAL**
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

**RIDER 1**

Spanish and English copy of **<u>CFC`s bi-annual report (January – June 2000)</u>** audited by the firm Deloitte Colombia Ltda.

Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

# Informe de Gestión y Estados Financieros
# Primer Semestre 2008

Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

# Junta Directiva

## Directores Principales

Luis Carlos Sarmiento Gutiérrez
Carlos Arcesio Paz Bautista
Alejandro Figueroa Jaramillo
Efraín Otero Alvarez
José Hernán Rincón Gómez
Guillermo Fernández De Soto
Ricardo Obregón Trujillo

## Directores Suplentes

José Fernando Isaza Delgado
Jorge Iván Villegas
Juan María Robledo Uribe
Gerardo Silva Castro
Álvaro de Jesús Velásquez Cock
Santiago Madriñán de la Torre
Rodrigo Llorente Martínez

## Revisoría Fiscal

Nelson Germán Seguro Garzón
Deloitte & Touche Ltda.

# Principales Ejecutivos de la Corporación
# Primer Semestre de 2008

José Elías Melo Acosta
*Presidente*

Alfonso Rodríguez Azuero
*Vicepresidente Ejecutivo*

Fernán Ignacio Bejarano Arias
*Vicepresidente Jurídico - Secretario General*

Amalia Correa Young
*Vicepresidente Sistemas y Operaciones*

Daniel Humberto Gómez Martínez
*Vicepresidente Banca Comercial*

Martha Patricia Fandiño Arce
*Vicepresidente Normalización de Activos*

Oscar Javier Cantor Holguin
*Vicepresidente Tesorería*

Francisco José Lozano Gamba
*Vicepresidente Portafolios de Inversión*

Carlos Eduardo Gómez Botero
*Vicepresidente Inversiones*

Gustavo Antonio Ramírez Galindo
*Vicepresidente Ejecutivo Banca de Inversión*

Ana Catalina Villa Doutreligne
*Vicepresidente Director Banca de Inversión*

Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

# Contenido

## INFORME DE GESTIÓN

Presentamos a consideración de los señores accionistas el informe de gestión de la Corporación Financiera Colombiana S.A., correspondiente al primer semestre del año 2008. El informe contiene una reseña de los principales eventos económicos que rodearon la actividad de la entidad, así como el análisis de los resultados obtenidos.

## PANORAMA ECONÓMICO PRIMER SEMESTRE DE 2008

De acuerdo a las cifras reveladas por el DANE, la economía colombiana presentó una tasa de crecimiento de 8.19% durante 2007, una de las más altas de los últimos años. En 2007 la industria, los establecimientos financieros y el comercio fueron las ramas que más contribuyeron al crecimiento del PIB (Cuadro 1).

**Cuadro 1. PIB por ramas de actividad**
*(Variación anual, %)*

| Rama | 2006 | 2007 |
|---|---|---|
| Agropecuario | 3.6 | 4.5 |
| Minas y canteras | 2.2 | 2.3 |
| Industria | 8.5 | 10.2 |
| Electricidad | 2.6 | 3.1 |
| Construcción | 9.9 | 20.0 |
| Comercio | 9.1 | 10.3 |
| Transporte | 9.8 | 9.0 |
| Establecimientos financieros | 5.9 | 6.6 |
| Servicios sociales | 7.0 | 8.2 |
| **PIB** | **7.0** | **8.2** |

Fuente: Latin American Consensus Forecast (December 2007).

A pesar del notable dinamismo al cierre de 2007, en el primer trimestre de 2008 se presentó una desaceleración del crecimiento del PIB, el cual fue de 4.1% anual. Este menor crecimiento se derivó del impacto negativo de las mayores tasas de interés de la economía y la menor demanda por parte de los principales socios comerciales de Colombia: Estados Unidos y Venezuela.

En el primer trimestre del año se registró una clara desaceleración del sector de la construcción, que después de crecer 20.04% en 2007, presentó un crecimiento negativo de 5.75% durante los tres primeros meses de 2008. En general todos las ramas de actividad sufrieron una evidente desaceleración excepto los sectores de explotación de minas y canteras y financiero, que en el primer trimestre continuaron creciendo a tasas superiores a las observadas al cierre de 2007 (5.25% y 7.46% anual, respectivamente). De esta forma, ningún sector creció a tasas superiores al 10%, a diferencia de los últimos trimestres.

Adicionalmente, las cifras de la Encuesta de Opinión Industrial Conjunta (ANDI) correspondiente a mayo, muestran que la producción industrial creció solamente 1.9% durante los 5 primeros meses del presente año comparado con la cifra de 7.5% obtenida en el mismo período de 2007. Los resultados de esta encuesta evidencian que la economía se está desacelerando y que los sectores más afectados son los que dependen en gran medida de ingresos por exportaciones, entre estos los sectores de vehículos y textiles.

Así mismo, según la Muestra Mensual Manufacturera publicada por el DANE, para mayo de 2008, la producción real cayó 4.29% anual. Sólo 18 de las 48 clases industriales presentaron variaciones positivas. Cabe resaltar que la maquinaria de uso especial (0.48 puntos), otros productos alimenticios (0.31 puntos) y el papel, cartón y sus productos (0.25 puntos) fueron las clases que más contribuyeron a la tasa de crecimiento anual registrada en mayo. De las 30 clases restantes, las que más restaron puntos porcentuales al crecimiento fueron los vehículos automotores y sus motores (-1.98 puntos), los productos minerales no metálicos (-0.94) y los productos de molineria y almidones con -0.51 puntos porcentuales (Cuadro 2).

Por el lado de la demanda, la formación bruta de capital sigue presentando el mayor ritmo de crecimiento con un 10.3% para el primer trimestre de 2008, pese a crecer a un menor ritmo comparado con lo registrado durante 2006 (17.7%) y 2007 (23.0%).

**Cuadro 2. Muestra Mensual Manufacturera**
*(Mayo 2008)*

| | Clases industriales | Contribución a la variación anual producción real |
|---|---|---|
| ▲ | Maquinaria de uso especial | 0.481 |
| | Otros productos alimenticios | 0.309 |
| | Papel, cartón y sus productos | 0.245 |
| | Producción de carne y pescado | 0.216 |
| | Productos de plástico | 0.182 |
| ▼ | Vehículos automotores y sus motores | -1.984 |
| | Productos minerales no metálicos | -0.940 |
| | Productos de molinería y almidones | -0.511 |
| | Hilatura, tejedura y acabado de productos textiles | -0.350 |
| | Fabricación de otros tipos de equipo de transporte | -0.307 |

Fuente: DANE.

En términos de contribución al crecimiento del PIB, en 2007 la inversión aportó 5.6 puntos porcentuales al crecimiento del PIB total. En cuanto al consumo, su contribución al crecimiento cayó levemente durante 2007 al pasar de 5.8 puntos en 2006 a 5.4 puntos en dicho período. Por otro lado, la contribución de las exportaciones netas (exportaciones menos importaciones) continuó reflejando durante 2007 una filtración importante de la demanda, al restar 2.7 puntos al crecimiento del PIB (Grafico 1).

**Gráfico 1**
**Contribución al crecimiento del PIB**
*(Puntos porcentuales)*



Exportaciones netas
PIB
Consumo final interno
Formación bruta de capital
(%)
1.1
0.5
2.5
2.2
3.8
3.7
5.6
2.7
-1.5
-0.8
-0.8
-1.0
-2.5
-2.6
-2.7
-1.8
2001
2002
2003
2004
2005
2006
2007
2008Q1


Fuente: DANE.

Aunque se observa una importante reducción en la contribución de la inversión y el consumo final al crecimiento del PIB, para el primer trimestre de 2008 se observa una reducción importante en la contribución negativa de las exportaciones netas. Éstas pasaron de restar cerca de 2.5 puntos porcentuales en promedio durante el período de fuerte expansión económica (2005-2007), a restar 1.8 puntos porcentuales en el primer trimestre de 2008.

En este frente, según las cifras disponibles para el primer trimestre de 2008, las exportaciones crecieron 15.0% en términos anuales mientras que las importaciones totales crecieron 15.9%. Por otro lado, las cifras del sector externo disponibles a abril de 2008, muestran un superávit en la balanza comercial de 506 millones de dólares (período enero-abril), a diferencia del déficit registrado durante 2007 (824 millones de dólares). Este cambio en el comportamiento de la balanza comercial, es consistente con el proceso de desaceleración por el que atraviesa el país, ya que a medida que la economía pierde dinamismo, el sector externo resta menos puntos al crecimiento total del PIB (debido a la caída en el ritmo de crecimiento de las importaciones) (Gráfico 2).

En cuanto a los precios, en lo corrido de 2008 las presiones inflacionarias continúan desbordadas. En junio el IPC total

**Gráfico 2**
**Balanza comercial**



(Millones de dólares)
3,000
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
1980
1984
1988
1992
1996
2000
2004
2008*


* Datos a abril de 2008.
Fuente: DANE.

aumentó 0.87% mensual. De esta manera, la inflación acumulada alcanzó un nivel de 7.18% anual, superior a la meta de inflación establecida por el Banco de la República (3.5% y 4.5% anual). El desborde de la inflación ha sido influenciado en gran medida por el comportamiento de los precios de los alimentos que crecieron 2.02% mensual en junio (11.98% anual) (Gráfico 3).

**Gráfico 3**
**Índice de precios al consumidor total y sin alimentos**


Sin alimentos
Total
9
8
7
6
5
4
3
(%)
7.2
4.9
Jun-02
Dic-02
Jun-03
Dic-03
Jun-04
Dic-04
Jun-05
Dic-05
Jun-06
Dic-06
Jun-07
Dic-07
Jun-08

Fuente: Cálculos Corficolombiana con base en datos del DANE.

Adicionalmente, los precios de los bienes transables crecieron 2.18% anual en junio de 2008, superior a la inflación de bienes transables registrada el mismo mes del año anterior (1.76%). Por otro lado, la inflación de los bienes no transables ascendió a 5.27% en junio de 2008, superior a la observada en 2007 (5.12%). En este sentido, además de corresponder a factores de oferta de alimentos, el comportamiento reciente de la inflación total también obedece a factores de demanda. Sin embargo, dada la expectativa de un menor crecimiento económico durante la segunda mitad del año, es de esperar que la inflación de no transables retorne a niveles similares a los registrados a mediados de 2006 (4.5% - 4.6%).

Como respuesta a las presiones inflacionarias derivadas de la demanda y al desborde de las expectativas de inflación, el Banco de la República ha mantenido su postura de política monetaria contractiva, que inició en abril de 2006 y que ya acumula incrementos en la tasa de intervención de 375 puntos básicos. Actualmente la tasa de interés se ubica en 9.75% y se espera que se mantenga en niveles entre 9.75% y 10.00% para lo que resta del año.

Entre abril de 2006 y junio de 2008, como consecuencia de este incremento, la DTF ha presentado un aumento de más de 320 puntos básicos, concentrado principalmente en la segunda mitad del año pasado (apoyado por la imposición del encaje marginal sobre los diferentes tipos de depósitos del sistema financiero, llevada a cabo en mayo de 2007).

En respuesta a los continuos ajustes en tasas de interés, la cartera de los establecimientos de crédito ha moderado su ritmo de crecimiento durante 2008. Según las cifras del Banco de la República al 27 de junio, la cartera total presentó un crecimiento de 18.1% en los últimos 12 meses, frente a un crecimiento del 30.6% para el mismo período de 2007. De esta manera, las carteras de consumo, comercial, hipotecaria y de microcrédito reflejan importantes reducciones en su ritmo de crecimiento durante los últimos 12 meses, y actualmente cada una de ellas crece a tasas de 17.7%, 19.3%, 11.1% y 18.6%, respectivamente. Al mirar el comportamiento de las carteras en lo corrido de este año, se puede concluir que contrario al comportamiento de las demás modalidades, la cartera de microcrédito presenta un incremento en su ritmo de crecimiento (de 8.1% en 2007 a 10.8% con corte al 27 de junio de 2008) (Gráfico 4).

En cuanto al mercado laboral, después de alcanzar un nivel cercano al 10% al finalizar 2005, la tasa de desempleo ascendió a niveles alrededor del 12% durante 2006. En su momento, dicho comportamiento había sido anormal, debido a que no coincidía con el proceso de crecimiento económico por el que atravesaba el país. No obstante, desde mediados de 2007 la tasa de desempleo ha presentado una tendencia a la baja, alcanzando niveles incluso por debajo del 10%. Según las cifras publicadas recientemente por el DANE, en mayo del presente año la tasa de desempleo llegó a 10.9% (Gráfico 5).

**Gráfico 4**
**Desembolsos y tasa de interés de crédito de consumo**



Tasa
Desembolsos
2,500
2,000
1,500
1,000
500
0
(Miles de millones de pesos)
27
25
23
21
19
17
15
(%)
Dic-04
Jun-05
Dic-05
Jun-06
Dic-06
Jun-07
Dic-07
Jun-08


Fuente: Cálculos Corficolombiana con base en datos del Banco de la República.

**Gráfico 5**
**Tasa de desempleo total nacional**
*(Promedio móvil 3 meses)*



17
16
15
14
13
12
11
10
9
(%)
Abr-01
Oct-01
Abr-02
Oct-02
Abr-03
Oct-03
Abr-04
Oct-04
Abr-05
Oct-05
Abr-06
Oct-06
Abr-07
Oct-07
Abr-08


Fuente: DANE - ECH.

### *Mercados locales*

En la segunda mitad de 2007 el comportamiento de los mercados locales estuvo estrechamente relacionado con el contexto internacional. El mayor deterioro del sector de la construcción en Estados Unidos y el desencadenamiento de los efectos de la crisis de los mercados crediticios de alto riesgo sobre los principales mercados financieros internacionales generaron una alta volatilidad en los activos de las economías emergentes. Como consecuencia de las perspectivas de recesión en Estados Unidos en la primera mitad de 2008 y de mayores recortes en la tasa objetivo de los fondos federales, los mercados locales cerraron 2007 con un comportamiento mixto. Mientras que la deuda corporativa se valorizó 7% a lo largo del año (IDC Corficolombiana), la deuda pública sólo presentó una valorización de 0.9% (IDP de Corficolombiana). El mercado de renta variable fue el que más se vio afectado por la turbulencia financiera internacional de fin de año: el IGBC cerró el año con una desvalorización de 2.6%.

En lo corrido del año esta situación no ha cambiado significativamente. El nerviosismo ante mayores presiones inflacionarias y la profundización de la crisis hipotecaria, volvió a marcar la trayectoria del comportamiento de los mercados. De esta manera al 16 de julio de 2008, el IGBC se ha desvalorizado 18.47% en lo corrido del año, mientras que el índice de deuda corporativa (IDC) y el de deuda pública (IDP) se han valorizado 4.3% y 2.66%, respectivamente.

Por otro lado, el peso continúa con una tendencia de apreciación. Mientras que el año pasado la apreciación fue del 10.59%, en lo corrido del 2008 con corte al 16 de julio, el peso ya se ha apreciado 11.21%. No obstante, el proceso de apreciación del peso colombiano se ha visto limitado por la turbulencia de los mercados externos y las medidas que han tomado el Banco de la República y el Gobierno Nacional para frenar este proceso. Consecuentemente, a mediados de año el dólar ha presentado un incremento en su volatilidad. Mientras que en lo corrido del año la volatilidad promedio diaria había sido de 22 pesos, en junio la volatilidad se duplicó al llegar a niveles de 44 pesos (Gráfico 6).

En términos generales, el primer semestre de 2008 no fue positivo para los mercados locales. Además de un contexto externo adverso, el panorama de inflación doméstica y los diferentes ajustes por parte del Banco de la República limitaron la valorización de los activos locales (Gráfico 7).

**Gráfico 6**
**Volatilidad diaria de la cotización del dólar**


120
100
80
60
40
20
0
(Máximo-mínimo, COP)
02-Ene
24-Ene
14-Feb
06-Mar
01-Abr
22-Abr
15-May
09-Jun
01-Jul

Fuente: Cálculos Corficolombiana con base en datos de Reuters.

**Gráfico 7**
**Comportamiento mercados locales - 2008**


IDC
IDP
COP/USD
IGBC
110
105
100
95
90
85
80
75
(02-Ene-08 = 100)
02-Ene-08
02-Feb-08
02-Mar-08
02-Abr-08
02-May-08
02-Jun-08
02-Jul-08

Fuente: BVC, Superintendencia Financiera y Corficolombiana.

### *Sector financiero*

A pesar de los incrementos en las tasas de interés de la economía y de la turbulencia en los mercados financieros internacionales, el sistema financiero colombiano presentó un comportamiento positivo durante el primer trimestre de 2008. Según las cifras preliminares del DANE, en dicho período el sector creció 7.46% anual, tasa superior al crecimiento registrado durante 2006 (5.89%) y 2007 (6.61%).

Los resultados reportados por la Superintendencia Financiera al cierre de mayo de 2008 confirman la sostenibilidad de la recuperación observada desde el segundo trimestre del año pasado. Según el comunicado emitido por la entidad, las utilidades de todo el sistema llegaron a 4.6 billones de pesos, 2.78 billones más que los obtenidos en el mismo período del año pasado y superiores a los 3.4 billones reportados en abril. Finalmente, gracias a los sólidos fundamentos de la economía colombiana, los indicadores de rentabilidad del sistema no han presentado caídas abruptas ante la crisis de los mercados y contrario a lo que se esperaba, los indicadores de rentabilidad a mayo de 2008 se ubican por encima de los registrados en mayo 2007. Mientras que en mayo de 2008 el ROA y el ROE para todo el sistema se ubicó en 2.7% y 23.9%, respectivamente, en mayo de 2007 fueron de 2.3% y 20.2%, respectivamente.

Finalmente, la recomposición del activo del sistema financiero, observada desde mediados de 2006, se ha frenado en los primeros meses de 2008. Como consecuencia del alza en las tasas de interés desde 2006 y la fuerte demanda por crédito, las entidades financieras habían reducido la participación de las inversiones en el activo total y habían incrementado la participación de la cartera. Mientras que en enero de 2006 las inversiones representaban el 33.2% del activo total y la cartera el 48.78%, en diciembre de 2007 la participación de las inversiones había bajado a 19.01% y la de la cartera había ascendido a 58.51%. Para mayo de 2008, la recomposición parece estar llegando a su límite, por lo que la participación de las inversiones sólo descendió a 18.68% y la de la cartera subió a 59.25%. Teniendo en cuenta las actuales tasas de los TES y las perspectivas económicas de corto plazo (consumo y demanda por crédito), es de esperar que la tendencia de recomposición se revierta en los próximos meses, a medida que las entidades financieras incrementan su posición en títulos de deuda pública y reducen la participación de la cartera en el activo (Gráfico 8).

**Gráfico 8**
**Composición del activo de los establecimientos financieros** *(Participación activo total)*



Inversiones
Cartera
Otros activos
100
80
60
(%)
40
20
0
May-00
May-01
May-02
May-03
May-04
May-05
May-06
May-07
May-08


Fuente: Superintendencia Financiera.

***Perspectivas 2008***

Las perspectivas económicas para 2008 se fundamentan en un panorama de desaceleración económica global. El Fondo Monetario Internacional estima una desaceleración generalizada del ritmo de crecimiento global, guiada en gran medida por los efectos de la crisis hipotecaria en Estados Unidos. Según el informe World Economic Outlook (abril 2008), la producción global deberá pasar de un crecimiento de 4.2% en 2007 a uno de 3.7% en 2008. Este pronóstico de crecimiento para 2008 implica una revisión a la baja de 0.5 puntos porcentuales con respecto a la proyección publicada en la edición de enero de 2008. Sin embargo, la revisión a la baja más fuerte se presenta en la proyección de crecimiento del PIB de Estados Unidos, que pasó de 1.5% (edición de enero) a 0.5% (esperado para 2008).

Las cifras de actividad económica disponibles a la fecha, señalan que la desaceleración económica es un hecho. Para lo que resta de año, el Área de Investigaciones Económicas de Corficolombiana estima que la desaceleración va a continuar. Sin embargo, la tasa de crecimiento estimada para 2008 (5.2%) continúa por encima de la tasa promedio de crecimiento del PIB en lo corrido de la década (5.0%).

La desaceleración estimada obedece principalmente a dos factores: en primer lugar, una tasa de interés real más alta durante el segundo semestre del año (la DTF permanece estable pero como consecuencia del ajuste en los precios, la tasa de interés real aumenta). De esta forma, la demanda interna deberá reducir su ritmo de crecimiento aún más, como consecuencia de este mayor nivel de tasas de interés. En segundo lugar, se espera que los precios de las materias primas, que han impulsado una buena parte de la economía colombiana durante los últimos meses, presenten un menor ritmo de crecimiento durante la segunda mitad del año. En efecto, tomando como base las estimaciones de los principales analistas externos, el precio del petróleo deberá pasar de crecer a tasas superiores al 40% en la actualidad, a una tasa inferior al 25% al cierre del año. Este menor dinamismo en el crecimiento de los precios internacionales también se verá reflejado en la menor dinámica exportadora del país.

Finalmente, estimamos que la inversión total, que había sido junto con la demanda de los hogares el principal motor de crecimiento en los últimos dos años, presente un crecimiento de 3.4% durante 2008. Si bien es una tasa notablemente inferior a la registrada el año pasado (23.0%), la relación inversión sobre PIB se mantendrá en niveles cercanos al 27% (Gráfico 9).

Por el lado de la oferta, los sectores que presentarán la mayor desaceleración durante 2008 son la industria, el comercio y la construcción, con tasas de crecimiento de 4.0%, 3.4% y 5.5%, respectivamente. Las tasas de interés, la apreciación del peso, la menor demanda interna y de los principales socios comerciales del país (Estados Unidos y Venezuela), se ubican como los principales factores generadores de este comportamiento. Sin embargo, los sectores agropecuario, minero y financiero presentarán tasas de crecimiento superiores a las registradas durante 2007 (5.4%, 6.1% y 7.3%, respectivamente).

**Gráfico 9**
**PIB según demanda (2007-2008)**
*(Variación anual %)*


2008
2007
PIB
Exportaciones totales
Importaciones totales
Formación bruta de capital
Consumo gobierno
Consumo hogares
5.2
7.9
3.6
3.4
4.5
4.6
-1%
4%
9%
14%
19%
24%

Fuente: Proyecciones Corficolombiana.

## PRINCIPALES CIFRAS DE LA CORPORACIÓN

### *Balance General*

A cierre del primer semestre de 2008 la Corporación registró un total de activos de $3.469.099 millones, mayor en 11% al mismo periodo del año anterior y en 2% al cierre del año 2007. En el activo el rubro más importante es el total de inversiones que registraron un saldo de $2.678.410 millones y representan el 77.21% del total del activo.

El total de pasivos a junio de 2008 fue de $1.574.459 millones donde los renglones más destacados son los depósitos en cdt´s y cuentas de ahorro que registraron un valor de $1.040.724 millones, y las operaciones de interbancarios y repos cuyo saldo fue de $435.424 millones.

El patrimonio de la Corporación a junio de 2008 fue de $1.894.640 millones, superior en 25% al valor registrado a junio de 2007 y en 5% al valor registrado a cierre del año 2007. Con este nivel patrimonial Corficolombiana se ubica en el cuarto lugar dentro del total del sistema financiero, después del patrimonio de los bancos Bancolombia, Banco de Bogotá y Davivienda.

La relación de solvencia a cierre del primer semestre de 2008 fue de 48.77%.

### *Pérdidas y Ganancias*

La Corporación registró a cierre del primer semestre de 2008 una utilidad neta de $97.312 millones, donde no se presentaron ingresos extraordinarios como en los años anteriores, ingresos que provenían de venta de inmuebles y activos fijos, normalización de activos y operaciones especiales, como la cesión de cartera, fusión con algunas inversiones, entre otras, que tuvieron un impacto significativo dentro del estado de resultados de la Entidad. Esto significa que la utilidad del primer semestre de 2008 se compone en su mayor proporción de ingresos recurrentes y estables, resultantes principalmente del buen desempeño de las empresas en las cuales tiene inversiones la Corporación.

| Fecha | Utilidad neta |
|---|---|
| Junio 2006 | 114,547 |
| Diciembre 2006 | 558,278 |
| Junio 2007 | 105,263 |
| Diciembre 2007 | 100,399 |
| Junio 2008 | 97,312 |

Cifras en millones de pesos.

En el periodo enero-junio de 2008 el resultado operacional neto registró un valor de $61.826 millones.

| Fecha | Resultado operacional neto |
|---|---|
| Junio 2006 | 107,382 |
| Diciembre 2006 | 548,275 |
| Junio 2007 | 76,397 |
| Diciembre 2007 | 54,429 |
| Junio 2008 | 61,826 |

Cifras en millones de pesos.

En el negocio de inversiones de capital se recibieron durante el primer semestre dividendos por $93.593 millones, 30.21% superior a los dividendos generados en el primer

semestre del año 2007. La valoración de inversiones negociables generó ingresos por $5.089 millones y se registraron ingresos de comisiones por $1.662 millones.

Por su parte el negocio de tesorería, incluyendo valoración de portafolio, trading y mercado de divisas, generó $62.493 millones de ingresos netos, antes del costo de fondos, durante el primer semestre de 2008, este valor es superior en un 56.17% al valor registrado en el primer semestre del año 2007 y 20.5% al registrado en el segundo semestre.

El negocio de banca de inversión participó en el resultado operacional neto del primer semestre de 2008 con comisiones por $2.292 millones.

El negocio de banca privada generó comisiones por $2.734 millones en el periodo enero junio de 2008.

En la operación de cesión de activos y pasivos al Banco de Bogotá realizada en el año 2006 la Corporación adquirió los derechos sobre un patrimonio autónomo cuyo activo se compone de pagarés de cartera con calificación E y un cliente especial calificado en D. En el contrato de la operación se estableció que los beneficios o recuperaciones recibidos en exceso del valor nominal del patrimonio, descontados del costo de fondeo y la administración serían para Corficolombiana, es así como en la medida que la fiduciaria ha recibido los pagos, la Corporación ha causado el ingreso correspondiente. Estas recuperaciones le generaron a la Corporación ingresos por $23.410 millones durante el primer semestre del año 2008 de los cuales $15.700 millones corresponden a la venta de unos pagarés y lo $7.710 millones restantes provienen de los pagos normales de los acuerdos.

Otro rubro en los ingresos de la Corporación fue la venta de bienes recibidos en pago y de activos fijos que en el primer semestre generó ingresos netos de $4.132 millones para la Corporación.

## ACTIVIDAD COMERCIAL

### Mercadeo

#### *Canales Electrónicos*

Se efectuó el desarrollo y lanzamiento del canal móvil, "monitor movil", convirtiéndose Corficolombiana en la primera entidad que coloca al alcance de sus clientes y usuarios información financiera en tiempo real de los mercados financiero, cambiario y accionarios para ser accesada a través de teléfonos celulares. Igualmente durante el primer semestre se continuó el desarrollo del proyecto internet 2.0, para los portales web de la Corporación y sus filiales, este proyecto permitirá, a partir del mes de septiembre, ofrecer a nuestros clientes las facilidades del sistema interactivo.

Las mejoras a los canales transaccionales están en su etapa final de elaboración y entraran a funcionar para las filiales Leasing y Fiduciaria en agosto del presente año, esto permitirá a los clientes efectuar sus pagos vía el canal electrónico de forma segura y eficiente.

#### *Estrategia*

Se desarrolló para Leasing Corficolombiana, con el propósito de ampliar sus segmentos de mercado, una oferta de valor definiendo e identificando, mercados objetivo, nuevos nichos, productos y servicios.

Se diseñó para la banca privada una nueva estrategia a desarrollar a partir del mes de julio, enfocada a consecución de nuevos segmentos de captación para Cdt's, que permitan un crecimiento acelerado así como el reemplazo de dineros que provenían de las entidades públicas, cuyo acceso quedó limitado a los establecimientos bancarios, por el decreto 1525 de mayo pasado.

*Productos*

Se estructuró y lanzó al mercado un nuevo producto para Leasing Corficolombiana, el leasing inmobiliario; para la Fiduciaria se trabajó, el patrimonio autónomo para inversiones en el fondo de hidrocarburos; se apoyó la implementación del producto de administración de portafolios de terceros para Casa de Bolsa, que será distribuido por la fuerza comercial de Casa de Bolsa, de la Fiduciaria, y de la Corporación a partir del mes de julio.

*Publicidad y Comunicaciones*

Se llevaron a cabo 25 eventos de propios y terceros conforme al plan definido para el posicionamiento de la Corporación y sus filiales financieras, igualmente se diseñó, elaboró y distribuyó el material promocional de acuerdo con las estrategias de consecución y fidelización de clientes para la Corporación y las filiales.

Banca Privada

Durante el primer semestre la unidad de banca privada administró recursos para la Corporación y las filiales por valor de $620.000 millones promedio, inferior en un 3% al volumen administrado durante el segundo semestre de 2007. Incidió en este resultado el efecto del decreto 1525 sobre depósitos de entidades oficiales donde, tanto la Corporación como la compañía de leasing se vieron afectadas, ya que se restringió la colocación de recursos únicamente a establecimientos bancarios. El efecto de estos retiros en los meses de mayo y junio ascendió a $28.700 millones para la Corporación (9.6% de los depósitos conseguidos a través de banca privada) y $5.600 millones para la compañía de leasing (2.5% de los depósitos conseguidos a través de banca privada). Esta situación ha obligado a la búsqueda de nuevas fuentes de recursos en nichos de mercado que permitan generar un crecimiento rápido y a menores costos para lograr una recuperación y crecimiento de los depósitos de acuerdo con los presupuestos al finalizar el año.

Para la Casa de Bolsa, banca privada generó ingresos por comisiones por $457 millones, cifra similar a la del primer semestre de 2007. Para la Fiduciaria se alcanzaron depósitos promedio de $77.000 millones, un 20% más que el promedio registrado en el primer semestre de 2007 y un 11% más que el promedio generado en el segundo semestre de 2007, este incremento fue motivado en buena medida por las atractivas condiciones ofrecidas para los clientes de banca privada a través del fondo multiplicar.

Para el segundo semestre los esfuerzos de banca privada están orientados a lograr un crecimiento significativo en Cdt´s de la Corporación, contribuyendo a la reducción del costo medio de fondos, y facilitando la disminución de la dependencia de los inversionistas institucionales y de las empresas del sector público y generar un margen de ganancia mayor para los portafolios de inversión de la tesorería.

En Casa de Bolsa y en la Fiduciaria los esfuerzos se orientarán a la consecución de negocios de administración de portafolios de terceros, la concepción de este producto permitirá generar recursos importantes para la Fiduciaria y comisiones atractivas por la labor de administración a Casa de Bolsa.

Para la compañía de leasing se continuará con la buena dinámica del crecimiento de los depósitos a costos inferiores en aproximadamente 80 puntos básicos a los que se obtienen por fuentes alternas.

**TESORERÍA**

El comportamiento económico del año generó un entorno de baja rentabilidad en la tesorería. No obstante en este período la Mesa de Dinero de la Corporación, continuó siendo uno de los participantes líderes en los mercados. Continúa su presencia importante dentro del esquema de Creadores de Mercado del Ministerio de Hacienda y Crédito Público, ocupando el 7° lugar dentro del ranking

general a junio de 2008, con una participación del 5.23% del mercado primario y del 10.58% del mercado secundario (SEN).

En el mercado de moneda extranjera y derivados, seguimos con una presencia importante, tanto con clientes locales como con los clientes internacionales que están operando en el mercado Colombiano. Al cierre del año 2007, nuestro portafolio de derivados Peso/Dólar ascendía a un valor de USD$1.686 millones, que significa un aumento del 38.2%, comparado con diciembre de 2006. Asimismo, el valor del portafolio de derivados Peso/Dólar ascendió a un valor de USD2,705 millones, con una variación de 60.4% durante este primer semestre de 2008. La participación de la Corporación hasta el mes de Mayo de 2008 fue de 8.44% superior en 1.82% frente a la participación de la institución a Diciembre de 2007.

En el mercado Spot Peso/ Dólar, la participación durante el primer semestre de 2008 fue de 19.07%, logrando un crecimiento de 3.26 puntos porcentuales frente a los resultados a Diciembre de 2007. Es importante anotar que se mantienen las restricciones normativas impuestas por el Banco de la República, respecto de la posición Bruta de apalancamiento, que retrasa considerablemente la incursión de la Corporación y en general de las instituciones financieras colombianas en derivados estructurados y éstos continúan realizándose mayormente fuera del país.

Aprovechando oportunidades de altas tasas de cobertura sobre portafolios en el exterior, la Corporación ha incorporado en su portafolio de renta fija estructural activos o bonos denominados en moneda extranjera del sector Corporativo colombiano y brasilero con atractivas tasas de retorno, contribuyendo a la rentabilidad general del portafolio de inversiones de la tesorería.

Respecto de las operaciones en otros mercados internacionales, las operaciones de trading en monedas G10 y monedas latinoamericanas también han contribuido a la generación de ingresos adicionales, así como trading en bonos soberanos internacionales.

A junio 30 de 2008, el portafolio de inversiones de renta fija de la Corporación ascendió a $1.021.215 millones; durante el primer semestre se tomaron posiciones, en su mayoría, indexadas a la UVR.

Para el segundo semestre del año 2008, la Corporación continuará potencializando las oportunidades en los mercados de renta fija prioritariamente indexados a la inflación y también de oportunidades en renta fija, ya que los activos locales parecen estar alcanzando tasas de retorno atractivas.

**INVERSIONES DE CAPITAL**

El portafolio de renta variable de Corficolombiana está focalizado en sectores con crecimiento sostenido de largo plazo y que presentan una exposición equilibrada a los ciclos económicos del país. Es importante destacar que nuestra exposición al sector de Infraestructura (representada por nuestras inversiones en: Gas, Combustible, Energía, Concesiones Viales, Aeroportuarias, y Tratamiento de Aguas) estratégico y representa el 60% del portafolio. Nuestro objetivo es seguir invirtiendo en estos sectores dado el flujo estable de dividendos que generan y sus cortos periodos de retorno.

El primer semestre del año 2008 continuó favorable en términos de crecimiento de los sectores en los cuales la Corporación tiene sus principales inversiones. Con cifras hasta el primer trimestre se observa un crecimiento acumulado del PIB total de 3.7%, y es importante resaltar que el sector de "Establecimientos Financieros" (que representa el 14% del portafolio) encabeza las tasas de crecimiento con un 7.5%. Así mismo, el aumento promedio de los subsectores que conforman el sector de Infraestructura fue de 1.5%. Si bien se observan señales de desaceleración en importantes rubros de la economía tales como "Construcción", el portafolio diversificado de Corficolombiana sigue generando un crecimiento balanceado y un flujo de dividendos estable (Gráfico 10).

La valoración contable del portafolio consolidado de la Corporación al 30 de junio de 2008 (incluyendo provisio-

**Gráfico 10**
**Composición del portafolio de renta variable por sectores. A valor en libros de junio de 2008**
*(100% = $2.0 billones)*


Minería 2%
Inmobiliario 2%
Madera 2%
Industria 2%
Agro 6%
Hoteles 7%
Concesiones 10%
Consumo 1%
Energía 12%
Financiero 14%
Hidrocarburos 4%
Gas 38%

Fuente: Corficolombiana.

nes y valorizaciones / desvalorizaciones) alcanzó la suma de $2.023 billones de pesos, comparado al agregado de $1.897 billones de pesos al 31 de diciembre de 2007. Lo que representa un crecimiento del 6.2%.

El incremento en el valor del portafolio durante el primer semestre de 2008 obedece a la valorización registrada como consecuencia de los buenos resultados presentados en las siguientes inversiones: Sociedad de Inversiones en Energía (67.7%), Plantaciones Unipalma (20.8%), Organización Pajonales (17.6%), Empresa de Energía de Bogotá (14.0%), Hoteles Estelar (13.1%), Proyectos de Infraestructura (12.3%), Colombina (12.3%), Tejidos Sintéticos de Colombia (11.6%) Leasing de Occidente (8.6%), y Leasing Corficolombiana (6.8%).

De las inversiones que cotizan en bolsa, las que presentaron valorización en el primer semestre de 2008 son: Gas Natural (8.9%), Mineros (2.2%) y AV Villas (2.0%).

En el mismo periodo se desvalorizaron las siguientes acciones: Promigas (-4.3%), Banco de Occidente (-17.1%), Tablemac (-35.9%) y Enka (-37.5%). Se puede concluir que durante este periodo la porción del portafolio de Corficolombiana que cotiza en Bolsa se comportó favorablemente, mostrando una disminución del (-1.4%) frente al (-16.1%) observada por el IGBC.

Los ingresos por dividendos de las compañías del portafolio ascendieron a $93,593 millones en el primer semestre de 2008. Esto representó un aumento del 30,26% respecto al primer semestre del año anterior.

Durante el primer semestre de 2008 se recibieron de forma directa los dividendos distribuidos por la Empresa de Energía de Bogotá. Es importante resaltar, que una porción de los dividendos distribuidos por la EEB se registraban indirectamente hasta el 2007 como **otros ingresos** generados por Proyectos de Energía S.A.

Por otro lado, nuestra concesión vial PISA (Proyectos de Infraestructura S.A.) presentó excelentes resultados operativos durante el ejercicio julio-diciembre de 2007, impulsados por el alto crecimiento en el tráfico vehicular, lo cual se tradujo en dividendos superiores a los pronosticados para el primer semestre de 2008. De igual forma, las compañías de servicios financieros especializados, tanto de leasing como de servicios fiduciarios, se han visto favorecidas por el dinamismo del mercado durante el primer semestre del 2008.

En marzo de 2008 se tomó la decisión de reclasificar a Mineros S.A. de inversiones negociables a inversiones disponibles para la venta. La Corporación no estimó conveniente generar fluctuaciones en el estado de pérdidas y ganancias por la variación del precio de esta acción, que durante el último año presentó niveles de volatilidad bastantes altos. Esta reclasificación permitió registrar la totalidad de los dividendos decretados por la compañía en ese mismo mes.

Las compañías líderes en generación de ingresos durante el primer semestre de 2008 son, por orden, PISA, Promigás, la Empresa Energía de Bogotá, Coviandes/Epiandes, Leasing de Occidente, Leasing Corficolombiana, Gas Natural, Casa de Bolsa y la Sociedad de Inversiones en Energía (Cuadro 3).

En el primer semestre de 2008 Corficolombiana participó como inversionista de la fase II del fondo de Hidrocarburos

**Cuadro 3. Ingresos operacionales inversiones de venta variable**

| Ingresos Vicepresidencia Inversiones | 2006 | 2007 | I semestre 2008 |
|---|---|---|---|
| Dividendos[1] | 143,172 | 136,786 | 93,593 |
| Valoración[2,3] | 535,224 | 3,824 | 5,089 |
| Utilidad en venta de acciones | 25,128 | 10,458 | 707 |
| Comisiones | 14,358 | 4,392 | 1,662 |
| Diferencia en cambio[4] | (54) | 10,591 | - |
| **Total inversiones** | **717,828** | **166,051** | **101,051** |

[1] Para 2006 incluye dividendos extraordinarios de Concecol por $28,000 millones por venta de acciones de Corfivalle en 2005.

[2] Para 2006 incluye $504,491 millones de valoración por el cambio de bursatilidad de la acción de Promigas, en el mes de octubre.

[3] La valoración de inversiones en acciones negociables de alta y media bursatilidad aumenta en el primer semestre de 2008 por incrementos en los precios de mercado de algunas participaciones accionarias de la corporación.

[4] La gereneración de ingresos por diferencia en cambio y otros (ingresos por inetreses), en el año 2007, están relacionados a la cancelación de pasivos de Proyectos de Energía S.A.

de Colombia, comprometiendo recursos por USD4.1 millones como inversionista tipo A y tipo B. Adicionalmente, recibió el 0.45% de Cine Colombia como consecuencia de la liquidación de Sidelpa S.A.. Por otro lado, en febrero de 2008 se cerró el proceso de venta de Huevos Oro Ltda.

Cabe resaltar que en el primer semestre de 2008 se han realizado trabajos de acompañamiento en algunas inversiones que han permitido optimizar los resultados financieros de las mismas. Los negocios nuevos más importantes han sido; la capitalización de Transoriente S.A., necesaria para la construcción del tramo de gasoducto Gibraltar-Bucaramanga en la que Corficolombiana aportara USD2.9 millones, lo mismo que la capitalización del proyecto de Pajonales, orientada a desarrollar el proyecto de caucho para el establecimiento de la plantación vivero y jardín clonal en la que Corficolombiana aportó $9.000 millones.

## PORTAFOLIOS DE INVERSION

Durante el primer semestre del año 2008, la Corporación a través de la Vicepresidencia de Portafolios de Inversión continuó en las labores de puesta en marcha de los Fondos de Capital Privado (FCP) en Infraestructura e inmobiliario-hotelero, así como también de la búsqueda de posibles inversiones para dichos Fondos.

Específicamente para cada uno de estos Fondos, las principales actividades desarrolladas durante el primer semestre del año en curso fueron las siguientes:

### *FCP en Infraestructura*

Se concluyeron los últimos detalles y adiciones al contrato de adhesión al Fondo, en conjunto con el área jurídica de la Corporación, así como también con la firma de abogados Holguín Neira & Pombo.

Se continuó con la estructuración del flujo de posibles inversiones para el Fondo y con la participación de la Corporación en nuevos procesos de inversión con miras a ser trasladados al fondo. Se inició la estrategia de internacionalización que se había trazado, para aumentar el volumen de proyectos a ser analizados y fomentar la diversificación, es así como se participó, o se inició la participación, en los siguientes proyectos:

- *Licitación Aeropuertos de Occidente*: Corficolombiana y algunas filiales, en asocio con AENA Internacional, presentó oferta el pasado 17 de enero de 2008 para la licitación No. 7000132 - OL de 2007 de la Aeronáutica Civil y el Aeropuerto Olaya Herrera, para la administración, operación, explotación comercial, adecuación,

modernización y mantenimiento de los aeropuertos de Medellín, Rionegro, Quibdo, Montería, Carepa y Corozal, oferta que fue declarada No Elegible en audiencia de adjudicación del día 3 de marzo del año en curso. Se estudia la factibilidad de iniciar acciones legales por considerar que la decisión fue contraria a derecho.

- *Concesión Ruta 5: Vallenar - Caldera (Chile)*: Corficolombiana, en conjunto con Pisa S.A. y Coviandes S.A., entró a participar en el proceso de licitación de una carretera en Atacama, Chile. El valor estimado de inversión por parte del Ministerio de Obras Públicas de Chile es de USD300 MM, para una longitud aproximada de 190 Km. Actualmente, el proceso se encuentra en etapa de debida diligencia y las ofertas deben ser presentadas el 16 de septiembre de 2008.

- *Concesión Ruta No. 4: Pativilca - Santa - Trujillo (Perú)*: Continuando con la estrategia de búsqueda de inversiones en conjunto con Pisa S.A. y Coviandes, se inició el estudio para participar en la licitación de la concesión Ruta No. 4 en Perú, la cual tiene un presupuesto estimado de USD150 MM y una longitud aproximada de 362 Km. Se está en etapa de decisión sobre la participación, debido, entre otros, al corto tiempo para presentar ofertas. Actualmente el proceso se encuentra en etapa de precalificación hasta el 12 de agosto de 2008.

- *Termocandelaria*: durante el primer semestre de 2008, participó en el proceso de adquisición de Termocandelaria, compañía de generación eléctrica con una capacidad instalada de 314MW que opera como una planta de respaldo al sistema de generación eléctrico colombiano. Teniendo en cuenta que el proceso de venta de la compañía estaba muy cercano a la fecha de la subasta de energía en firme, Corficolombiana decidió no hacer oferta económica por la compañía. El proceso fue suspendido y se espera que la compañía vuelva a salir en venta próximamente.

***FCP Inmobiliario y/u hotelero***

Durante el primer semestre de 2008, la Corporación continuó con la estructuración del Fondo de Capital Privado de Inversión en Activos Inmobiliarios, para lo cual se dio el proceso de análisis de posibles inversiones inmobiliarias en el sector salud como fuente de financiación alternativa, para nuevos proyectos por parte del propietario de los inmuebles.

Adicionalmente, se iniciaron conversaciones con inversionistas extranjeros con el fin de realizar inversiones en el mercado inmobiliario colombiano, por lo cual se ofreció el Fondo Inmobiliario como una herramienta para la canalización de estos recursos.

Paralelamente a la estructuración del Fondo Inmobiliario, se desarrolló el análisis de inversiones para un Fondo Hotelero, labor que contó con el apoyo de consultores externos con el fin de realizar la debida diligencia legal, técnica y financiera de los activos hoteleros preseleccionados.

**BANCA DE INVERSION**

La actividad del área de Banca de Inversión de la Corporación se ha centrado en Mercado de Capitales, M&A´s, y transacciones para el portafolio de la Corporación

Durante la primera mitad del año el mercado de renta fija corporativa ha estado restringido y se ha concentrado en papeles de corto plazo. Además de estructurar bonos y colocar papeles comerciales, el equipo de banca de inversión esta preparando instrumentos novedosos para ser ofrecidos cuando las condiciones del mercado lo permitan.

Así mismo, durante el primer semestre se ha avanzado en la estructuración de varios procesos de venta y búsqueda de inversionistas para compañías en diversos sectores incluyendo, telecomunicaciones, salud y manufacturero entre otros.

De otro lado, el área de banca de inversión ha apoyado al área de inversiones de la Corporación en la identificación, evaluación y ejecución de diversas transacciones

Finalmente, el área de Investigaciones Económicas ha desarrollado nuevas herramientas de análisis y opinión a través de informes de investigación de mercados y análisis de acciones.

**GERENCIA DE INMUEBLES**

Se lograron ventas de inmuebles por valor de $6.528 millones, representados en bienes recibidos en pago durante periodos anteriores, bienes saneados, activos fijos no utilizados en la operación e inmuebles en fideicomisos de inversión.

Las ventas, representadas principalmente en lotes, bodegas y locales, dejaron un impacto positivo en el Estado de Pérdidas y Ganancias de $4.132 millones y el saldo de las daciones en pago disminuyó de $45.986 millones en diciembre de 2007 a $41.165 millones en junio 30 de 2008.

Para el logro de estas ventas, la Corporación continuó con los diferentes canales de ventas entre los que se encuentran el Grupo Aval - Viviendas Planificadas S.A., Valora S.A y la Gerencia Nacional de Inmuebles quien directamente y/o a través de intermediarios externos logró el mayor volumen de ventas.

**FILIALES FINANCIERAS**

***Fiduciaria Corficolombiana***

Los resultados obtenidos por Fiduciaria Corficolombiana en el primer semestre de 2008 fueron destacables alcanzando un retorno patrimonial para sus accionistas del 25.2%. La utilidad neta para el ejercicio fue de $3.897 millones frente a $3.286 del segundo semestre del 2007, lo cual muestra un importante crecimiento del 18.5%. Los ingresos por comisiones y honorarios en el primer semestre de 2008 arrojaron un valor de $10.559 millones, con una variación de 11.55% frente a los ingresos del segundo semestre del año 2007.

El valor de activos administrados de $4.5 billones al cierre del primer semestre de 2008 sitúa a Fiduciaria Corficolombiana dentro de las primeras diez fiduciarias en activos fideicomitidos en el país. En cuanto al Balance se debe resaltar que el patrimonio de Fiduciaria Corficolombiana al cierre del primer semestre del 2008 se situó en $30.979 millones mostrando un crecimiento del 3% frente a junio de 2007 cuando el patrimonio alcanzó un valor de $30.103 millones. El pasivo total ascendió a $4.636 millones y el activo a $35.615 millones, cifra que incluye $28.415 millones del portafolio propio de la Fiduciaria.

Durante el 2008 la Fiduciaria Corficolombiana continuará con la estrategia de fortalecer los negocios de fiducia de Inversión y fondos comunes especiales en Acciones y Moneda Extranjera. Adicionalmente el enfoque de la Corporación está orientado a ser el principal jugador de Banca de Inversión en el país y la fiduciaria continuará siendo el vehículo para los proyectos que requieran esquemas fiduciarios.

***Leasing Corficolombiana***

La compañía, registró a junio del año 2008 una disminución del 0,4% en el saldo de los Bienes dados en Leasing Netos, el cual pasó de $518.719 millones en junio de 2007 a $516.641 millones al cierre del primer semestre de 2008.

Las utilidades de la entidad cerraron en $6.183 millones, arrojando una disminución del 11.7% frente al resultado obtenido al finalizar el primer semestre del año 2007, que fue de $7.004 millones. Los resultados del semestre se vieron afectados por el incremento en provisiones originado en la implementación del Modelo de Referencia Crediticia, lo cual produjo un incremento en la cobertura de provisiones de cartera improductiva que pasó de 110.03% en junio de 2007 a 138.93% en junio de 2008, registrando un crecimiento de 26.27%.

El patrimonio cerró en $62.184 millones lo que representa un incremento del 11.9% con respecto a los $55.556 millo-

nes registrados a junio de 2007 y el indicador de solvencia cerró en 12.54%, frente al mínimo legal requerido del 9%, en la asamblea de febrero de 2008 se aprobó la capitalización de la compañía por $4.021 millones mediante la distribución de dividendos en acciones sobre las utilidades del segundo semestre del año 2007.

*Casa de Bolsa*

Durante el primer semestre de de 2008, el desempeño de Casa de Bolsa no estuvo ajeno a la coyuntura del sector donde las circunstancias del mercado (principalmente a la baja tanto en los activos de renta fija como variable) no favorecieron el comportamiento financiero de la compañía. Adicionalmente y a diferencia del cierre de 2007 no se llevaron a cabo procesos de democratización o emisiones masivas de acciones, ni tampoco en emisiones de instrumentos de renta fija las cuales colaboraron de manera importante con los resultados del año anterior.

El precio de la acción de la BVC que es parte importante del patrimonio de la comisionista sufrió un deterioro cercano al 20% y aunque si bien se recibieron dividendos estos por los proyectos emprendidos por la bolsa correspondieron a menos de la mitad de lo percibido en años anteriores (791 en 2006, 1036 en 2007, 434 en 2008)

Durante el primer semestre de 2008 se presentaron resultados negativos los cuales frente a los obtenidos en el segundo semestre de 2007 implicaron una disminución equivalente al 135,2% al pasar de $3.805,7 millones a una pérdida -$1.338,4. El principal componente de dicha situación se explica en la pérdida en valorización de las acciones de la BVC que en este primer semestre de 2008 (del orden de los $826,3 millones), mientras que para el segundo semestre de 2007 se obtuvieron ingresos por ese concepto de $3.794,5 millones.

A cierre de junio de 2008 los activos de la empresa sumaron $19.680,6 millones presentando un decrecimiento del 3.9% frente al segundo semestre de 2007. El patrimonio cerró en $10.148,6 millones presentando también un decrecimiento del 11.6% en el semestre comparado con el registrado al cierre de diciembre de 2007.

*Banco Corfivalle (Panamá)*

Al cierre del junio 2008 el Banco Corficolombiana (Panamá) registró un total de activos de USD$31.472.808, donde rubro más importante es el de las inversiones que representan el 92.44% del total de activos. A junio de 2008 el saldo de los pasivos fue de USD$25.539.19, los depósitos del público representan el 97.72% del total de pasivos. Por su parte el patrimonio alcanzó un valor de USD$5.933.612 al cierre de junio 2008. Las utilidades (pérdidas) generadas por la entidad a junio 2008 alcanzaron los -USD7.714, con unas utilidades retenidas del año 2007 por USD20,000; el ingresos más importante corresponde a los intereses generados por las inversiones de renta fija.

## ADMINISTRACIÓN DE RIESGO

*Sistema de Administración de Riesgo Crediticio (SARC)*

Dado que actualmente la Corporación no tiene cartera en su balance, el SARC de Corficolombiana ha servido como base en el análisis de negocios de las líneas negocios de mesa de dinero, inversiones en el sector real, banca de inversión y administración de portafolios.

*Riesgo de Mercado*

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office.

Se cuenta con los recursos tecnológicos apropiados para el control y monitoreo de los riesgos de tesorería en particular la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija y divisas.

La Corporación tiene un módulo de cupos en línea, que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos

máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites, y mensualmente se presenta un reporte a la Junta Directiva sobre el cumplimiento de los mismos.

También está previsto un comité con miembros de la Junta Directiva, que sesiona cuando hay movimientos importantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Estas herramientas permiten la adecuada gestión de los riesgos inherentes al negocio de tesorería. De igual forma se ha invertido en capacitación del personal dedicado a la labor de gestión de riesgo y se cuenta con una estructura adecuada y suficiente.

***Riesgo de Liquidez***

La gestión del riesgo de liquidez se fundamenta en el cumplimiento de la Circular Externa 016 de 2008. En el comité de activos y pasivos (ALCO) se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación de la semana en curso y de las siguientes. De la misma forma existen indicadores internos de corto y largo plazo con límites establecidos y monitoreados mensualmente por la Junta Directiva que se detallan en las notas a los estados financieros y que permiten brindar una adecuada gestión a este riesgo.

El 5 junio la Superintendencia Financiera publicó la Circular Externa 018 de 2008, la cual modifica el capitulo VI de la Circular Externa 100 de 1995 "Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL)", la cual se aplicará en el año 2009. Corficolombiana estableció un cronograma de trabajo para ajustarse a la nueva normatividad y darle cumplimiento en el plazo establecido.

***Riesgo de Crédito***

Este riesgo se gestiona, en particular en el negocio de tesorería, mediante la aprobación de cupos que se distribuyen en distintas categorías dependiendo el tipo de producto y que pueden ser combinados en ciertos eventos según se explica en las notas a los estados financieros.

Para garantizar y monitorear el cumplimiento de estos cupos, la Corporación cuenta con herramientas como el módulo de cupos en línea del sistema donde se registran las operaciones de tesorería y adicionalmente se complementa con los módulos de cupos de contraparte de los sistemas transaccionales que son también administrados por el área de riesgo.

Se cuenta con metodologías técnicas aceptadas internacionalmente para la asignación de cupos tanto para entidades del sector financiero como del no financiero.

***Riesgo Operacional***

Corficolombiana ha definido como riesgo operacional aquellas pérdidas ocasionadas por fallas o debilidades en los procesos, en las personas y en los sistemas internos o por eventos externos.

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el primer semestre de 2008 fueron:

- Se definió la metodología para la fase de monitoreo, con la cual se construyó inventario de indicadores de seguimiento que tendrán medición a partir de julio de 2008.

- Se contrató los servicios de la firma NASE para desarrollar la aplicación de inteligencia de negocios que abarca la gestión cualitativa con la construcción de los mapas de riesgo de la entidad, la gestión cuantitativa que incluye la generación de informes periódicos sobre la evolución de los eventos de riesgo de la entidad con su correspondiente seguimiento a planes de acción y un tercer módulo relacionado con el monitoreo de riesgos a través del registro de indicadores de riesgo que permitirá determinar la tendencia del riesgo operacional de la Entidad. Esta aplicación estará disponible en el mes de agosto de 2008.

- Se implementó herramienta de capacitación virtual, la cual permitió capacitar al 95% de los funcionarios de la entidad en temas relacionados con riesgo operacional.

Con relación a la base de datos de riesgo operacional, a Junio 30 la base de datos contaba con 101 registros con la siguiente distribución:

| Tipo de evento | Número de registros |
|---|---|
| Fallas en los procesos | 63 |
| Fallos en los sistemas | 17 |
| Otros | 21 |

| Proceso | Número de registros |
|---|---|
| Apoyo | 38 |
| Estratégicos | 10 |
| Misionales | 53 |

| Tipo de pérdida | Número de registros |
|---|---|
| Tipo A (Con impacto P y G) | 18 |
| Tipo B (Sin impacto P y G) | 78 |
| Tipo C (Cuasipérdida) | 5 |

Los 18 eventos registrados tipo A, suman $93.6 millones.

- Con relación al Plan de Continuidad de Negocio, se realizaron pruebas de contingencia de aplicativos internos, externos y se probaron los protocolos de contingencia con el Banco de la República, Deceval y Bolsa de Valores de Colombia. Para el segundo semestre se continuará ejercicio de pruebas.

*Riesgo de Lavado de Activos*

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, la Corporación ha adoptado los mecanismos necesarios para evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo la Corporación Financiera Colombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, de los segmentos de mercado atendidos, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades. Este sistema está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

El SARLAFT fue establecido por la Superintendencia Financiera de Colombia mediante la Circular Externa 22 del 19 de abril de 2007 y sus modificaciones en las Circulares Externas 61 de diciembre de 2007 y 26 de junio del 2008. En virtud de estas instrucciones la Corporación transformó el Sistema Integral de Prevención de Lavado de Activos SIPLA en el Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT; fue así como la Junta Directiva, por recomendación de la administración y del Oficial de Cumplimiento, aprobó en el segundo semestre del 2007 las actualizaciones correspondientes al Manual del SARLAFT.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la

Junta Directiva, a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar si los controles internos establecidos son eficaces para prevenir el riesgo.

## SITUACION ADMINISTRATIVA

A 30 de junio de 2008, Corficolombiana contaba con una planta de 323 funcionarios, presentándose una leve disminución frente a los 326 funcionarios al cierre del año 2007.

Uno de los aspectos más relevantes del semestre, fue el nombramiento del doctor José Elías Melo Acosta como nuevo Presidente de Corficolombiana quien reemplazó al doctor Pedro Nel Ospina Santa María, desde el 16 de mayo de 2008. Con el inicio de su gestión, se han dado nuevos direccionamientos respecto a la optimización y rentabilidad de los negocios, la eficiencia en la estructura organizacional, los procesos y el soporte tecnológico y una política de racionalización de costos y gastos, cuya implementación y resultados se verán reflejados a partir del segundo semestre del 2008.

## AVANCES TECNOLÓGICOS

Durante el primer semestre del 2008 la Corporación continuó el desarrollo de su plataforma tecnológica mediante importantes proyectos de apoyo a la operación diaria tales como:

- Desarrollo de los servicios de integración del proyecto de cliente único para Corficolombiana y filiales financieras.

- Desarrollo e implementación de nuevo modulo del aplicativo de SARO, para la integración con los sistemas Contables de Corficolombiana y filiales financieras.

- Desarrollo e instalación del modulo de gestión comercial para Corficolombiana y Filiales.

  Implementación de los modelos analíticos de riesgo operacional (SARO) y riesgo de lavado de activos (SARLAFT) dentro de la arquitectura del modelo de Inteligencia de Negocios Corporativo.

- Implementación de los requerimientos establecidos por la circular CE 052-07 de la Superfinanciera sobre "Requerimientos mínimos de seguridad y calidad en el manejo de información a través de medios y canales de distribución de productos y servicios para clientes y usuarios".

- Pruebas del plan de Recuperación de Desastres de Tecnología informática (DRP).

- Optimización del esquema de comunicaciones telefónicas a nivel nacional a través de Voz/IP.

En cumplimiento del numeral 4 del artículo 47 de la Ley 222 de 1995, modificado por la Ley 603 de 2000, la Corporación Financiera Colombiana S.A. aplicó íntegramente las normas sobre la propiedad intelectual y derechos de autor. Los productos y programas cobijados por derecho de autor se encuentran debidamente licenciados.

## INFORME CUMPLIMIENTO CIRCULAR 052

En cumplimiento de lo establecido por la Circular Externa 052 de 2007 de la Superintendencia Financiera, "Requerimientos mínimos de seguridad y calidad en el manejo de información a través de medios y canales de distribución de productos y servicios para clientes y usuarios", la Corporación Financiera Colombiana S.A. ha establecido los procedimientos necesarios para su cumplimiento, desarrollándose durante el primer semestre del 2008 la implantación de la primera fase. A continuación se resumen las estrategias de implantación de esta normativa:

***Seguridad y Calidad***

Definición y actualización de los procedimientos para la administración de la información de manera segura, tales como:

- Manejo de incidentes de Seguridad.
- Metodologías de Desarrollo y de pruebas de aplicaciones.
- Gestión de control de cambios de la plataforma tecnológica.
- Planes de contingencia y de recuperación de desastres.
- Procedimientos de actualización de seguridad de canales.

Así mismo se implementaron herramientas para el manejo de la seguridad en las estaciones de trabajo.

*Tercerización - Outsourcing*

Se actualizaron los procedimientos de administración de proveedores de servicios informáticos y se implementaron los mecanismos necesarios para el intercambio seguro de información confidencial con terceros.

*Documentación*

Se actualizaron y verificaron los procedimientos que permiten dar conocer al cliente las condiciones de prestación de servicios, se implementaron los procedimientos de monitoreo de los canales transaccionales y se establecieron los mecanismos para el seguimiento a las consultas de información confidencial.

*Divulgación de Información*

Se incluyó dentro de la estrategia de comunicación el mantener informado a los clientes sobre las medidas de seguridad que debe tener en el manejo de sus productos.

*Canal Oficinas*

Se implementaron los mecanismos para prestar una atención segura a los clientes, así mismo se implementaron los mecanismos para garantizar que la plataforma tecnológica de las oficinas cuente con adecuados niveles de seguridad y disponibilidad.

*Canal Centro de Atención telefónica*

Se definieron y verificaron los estándares de seguridad que deben cumplir los terceros que prestan el servicio de Call Center, así como el cumplimiento de las medidas de seguridad requeridas para este canal.

*Canal Internet*

Este canal cumple con los niveles de seguridad exigidas por la norma, adicionalmente, se divulgó a los clientes las medidas y recomendaciones de seguridad para el uso del mismo.

*Nuevos Canales*

Se definió el procedimiento, acorde con la norma, para la implementación de nuevos canales.

*Reglas de actualización de Software*

Los procedimientos de actualización de software existentes, cumplen de manera adecuada los requerimientos de la norma, los cuales fueron revisados y actualizados. Así mismo apoyados en la reciente actualización tecnológica, se independizaron los ambientes de producción, pruebas y desarrollo.

*Análisis de Vulnerabilidades*

Se implementó la infraestructura técnica, con los requerimientos de la norma, que permite realizar periódicamente el análisis de vulnerabilidades de la infraestructura tecnológica de la organización.

## COMITE DE AUDITORIA

El Comité de Auditoria como órgano de apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del control interno de la Corporación efectuó

reunión en el primer semestre, el 27 de febrero de 2008, donde se analizaron, entre otros temas los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

- Estados financieros a diciembre 31 de 2007, con el Dictamen del Revisor Fiscal.

- La cartera a diciembre de 2007.

- El Comité supervisó la adecuada aplicación de las normas relacionadas con el Sistema Integral para la Prevención de Lavado de Activos, velando así por la existencia de los controles necesarios para evitar que la Corporación sea utilizada como instrumento para la realización de actividades ilícitas.

- Supervisó las funciones y actividades de Contraloría en aspectos tales como:

    - Cronograma de actividades de la Contraloría para el año 2008.

    - Informes emitidos por la Contraloría a las diferentes áreas, productos y filiales de la Corporación.

    - Seguimientos efectuados por auditoria con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.

    - Estadísticas de seguimiento y control a los informes emitidos por la Contraloría.

- Revisó los oficios recibidos de la Superintendencia Financiera de Colombia, con sus correspondientes respuestas y seguimiento a su mejoramiento.

- Revisó los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas y seguimiento a su mejoramiento.

- En el Comité del 27 de febrero de 2008, el Presidente de la Corporación presentó informe al Comité de Auditoria con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

Como resultado se observa:

- Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Corporación.

- Actividades de Auditoria Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control de la Corporación.

- Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal, Auditoria Interna y Auditoria de Sistemas.

- Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.

- Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.

- Suficiente documentación sobre las actividades, evaluaciones y recomendaciones del Comité

**SISTEMA DE PREVENCION Y CONTROL DE LAVADO DE ACTIVOS**

En cumplimiento de lo dispuesto en los artículos 102 a 107 del Estatuto Orgánico del Sistema Financiero y en el capítulo XI del título I de la Circular Externa 07 de 1996 Circular Básica Jurídica emitida por la Superintendencia Financiera de Colombia, la Corporación tiene implemen-

tados mecanismos de prevención con el fin de evitar que la entidad sea utilizada para la canalización de dineros provenientes o con destino a actividades delictivas.

Mediante la expedición de las Circulares Externas 22 y 61 de 2007 y 26 de 2008, la Superintendencia Financiera de Colombia impartió instrucciones para que las entidades vigiladas implementaran un sistema de administración del riesgo de lavado de activos y de la financiación del terrorismo SARLAFT. Por tal motivo, la Corporación desarrolló, durante el segundo semestre del 2007 y el primer semestre del 2008, las actividades para la implementación de los cambios en el sistema de prevención a fin de cumplir las disposiciones de la Superintendencia.

En efecto, en diciembre de 2007 se aprobaron modificaciones al Código de Ética y al Manual del Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT.

La Corporación cuenta dentro de su estructura organizacional con una Unidad de Cumplimiento dirigida por el Oficial de Cumplimiento, con los recursos humanos, técnicos y operativos necesarios para cumplir su misión de prevención y control.

Durante el primer semestre del 2008 la Junta Directiva y la Presidencia evaluaron el funcionamiento del sistema de prevención. Para tal efecto, al inicio del año se presentó el Plan Anual de Cumplimiento 2008, cuyo avance ha sido supervisado permanentemente por la Presidencia y presentado a la Junta Directiva por parte del Oficial de Cumplimiento.

Adicional a las labores de monitoreo del conocimiento de los clientes y de sus operaciones con la Corporación, conocimiento de los segmentos de mercado atendidos, de las transacciones, de la capacitación al personal y de la colaboración con las autoridades, durante el periodo mencionado se adelantaron actividades del Proyecto Cliente Único mediante el cual la Corporación está implementando mecanismos de control, seguimiento y gestión de la información de los clientes a través de la integración de las bases de datos de los diferentes negocios.

En cuanto al deber de colaboración con las autoridades, la Corporación efectuó oportunamente los reportes establecidos con destino a la Unidad de Información y Análisis Financiero UIAF. Así mismo se atendieron los requerimientos de información presentados a la entidad por autoridades competentes.

Dentro de sus políticas, la entidad no exonera a ningún cliente ni contraparte del diligenciamiento del formulario de transacciones en efectivo o del cumplimiento de los requisitos de vinculación establecidos en las normas externas e internas.

## SISTEMA DE REVELACIÓN Y CONTROL DE INFORMACIÓN FINANCIERA

En cumplimiento de las disposiciones del artículo 47 de la ley 964 de 2005 sobre responsabilidad de los representantes legales de los emisores de valores, en el establecimiento y mantenimiento de adecuados sistemas de revelación y control de la información financiera, en el transcurso del primer semestre del año 2008 no se han presentado deficiencias de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera ni se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación, ni cambios en la metodología de evaluación de la misma.

## NUEVAS DISPOSICIONES LEGALES

### *1. GMF - Corresponsales no bancarios*

*Ministerio de Hacienda y Crédito Público. Decreto 086 del 17 de enero de 2008. "Por el cual se reglamentan parcialmente los artículos 871 y 876 del Estatuto Tributario", relativo al gravamen a los movimientos financieros sobre operaciones efectuadas a través de corresponsales no bancarios.*

El decreto señala:

- Las operaciones que realicen los establecimientos de crédito a través de corresponsales no bancarios que impliquen la realización de hechos generadores del GMF, causará el impuesto en las mismas condiciones tributarias como si fueran efectuadas directamente entre la entidad financiera y el usuario.

- Los movimientos créditos, débitos y/o contables realizados por intermedio de corresponsales no bancarios constituyen una sola operación gravada en cabeza del usuario o cliente de la entidad financiera, siempre y cuando se trate de operaciones efectuadas en desarrollo del contrato de corresponsalía no bancaria, para lo cual deberá identificarse una cuenta en la entidad bancaria, en la cual se manejen de manera exclusiva los recursos objeto de corresponsalía.

- Establece que el agente retenedor responsable del recaudo y pago del impuesto, es la entidad de crédito contratante.

- La remuneración de los servicios prestados por los corresponsales no bancarios se encuentra sujeta al impuesto sobre las ventas, atendiendo la calidad del responsable que presta los servicios, ya sea del régimen común o del simplificado.

### 2. *Autorización de estados financieros por parte de la Superintendencia Financiera*

*Ministerio de Hacienda y Crédito Público. Decreto 089 del 17 de enero de 2008. "Por el cual se reglamentan parcialmente el artículo 326 numeral 2 literal i) del Estatuto Orgánico del Sistema Financiero, modificado por el artículo 76 de la Ley 795 de 2003 y el artículo 22 de la Ley 964 de 2005".*

El decreto se refiere a los casos en los cuales las entidades sometidas a la inspección y vigilancia de la Superintendencia Financiera deberán someter a ésta sus estados financieros para que dicho organismo imparta la autorización para su aprobación por parte de las respectivas asambleas de socios o asociados y su posterior publicación. Algunos de estos casos, son los siguientes:

- En los casos en que la Superintendencia Financiera de Colombia les haya decretado la medida de toma de posesión o hayan estado sometidas a dicha medida, en parte del respectivo ejercicio contable.

- Las que durante el período correspondiente a los estados financieros hayan sido objeto o hayan estado sometidas a alguna de las medidas preventivas consagradas en el E.O.S.F.

- Las entidades en las cuales las respectivas asambleas de socios o asociados no hayan podido considerar durante el último año los estados financieros de fin de ejercicio.

- Entidades con menos de 3 años de constituidas.

- Entidades que durante el período correspondiente a los estados financieros hayan realizado fusiones, escisiones, adquisiciones, cesiones totales o parciales de activos, pasivos y contratos y enajenación de establecimientos de comercio a otra institución.

### 3. *Normas de inversión de recursos de las entidades estatales del orden nacional y territorial*

*Ministerio de Hacienda y Crédito Público. Decreto 538 de 25 de febrero de 2008. "Por el cual se dictan normas relacionadas con la inversión de los recursos de las entidades estatales del orden nacional y territorial".*

Mediante el presente Decreto se compilan las normas relacionadas con la inversión de los recursos de las entidades estatales y se divide en cuatro capítulos: a) Inversión de los recursos de los establecimientos públicos del orden nacional y de las entidades estatales del orden nacional a las cuales se les apliquen las disposiciones de orden

presupuestal de aquellos, b) Inversión de los recursos de las empresas industriales y comerciales del Estado del orden nacional y las sociedades de economía mixta con régimen de empresas industriales y comerciales del Estado, dedicadas a actividades no financieras y asimiladas a éstas, c) Inversión de los recursos de las entidades territoriales y las entidades descentralizadas del orden territorial, d) Inversión de las sociedades de economía mixta con participación pública inferior al 90% de su capital, las empresas de servicios públicos domiciliarios mixtas, así como de aquellas con participación directa o indirecta del Estado superior al 50 % de su capital social y de los organismos autónomos.

Resulta de particular interés, que en el artículo 48 del Decreto en mención se señala que las entidades territoriales y las entidades descentralizadas del orden nacional deberán invertir sus excedentes de liquidez en:

- Títulos de Tesorería TES Clase B, tasa fija o indexados a la UVR, del mercado primario directamente ante la Dirección General de Crédito Público y del Tesoro Nacional -DGCPTN- o en el mercado secundario en condiciones de mercado.

- Certificados de depósitos a término, "depósitos en cuenta corriente, de ahorros o a término en condiciones de mercado en establecimientos bancarios vigilados por la Superintendencia Financiera de Colombia con calificación vigente triple AAA o su calificación análoga para corto y largo plazo por parte de las sociedades calificadoras de riesgo, o, en entidades con regímenes especiales contempladas en la parte Décima del Estatuto Orgánico del Sistema Financiero".

**4. *Los intermediarios del mercado cambiario no pueden utilizar los recursos de financiamiento externo para el otorgamiento de préstamos en pesos***

*Banco de la República. Boletín 004 de 2008. Circular Reglamentaria Externa DCIN-83 del 6 de febrero de 2008. "Asunto 10: Procedimiento aplicable a las operaciones de cambio".*

Se adiciona el numeral 5.1.1. de la Circular Reglamentaria Externa DCIN-83 en el sentido de señalar lo siguiente:

- La financiación en moneda extranjera que obtengan los intermediarios del mercado cambiario podrá destinarse exclusivamente a las actividades señaladas en la Resolución Externa 8 de 2000 de la Junta Directiva del Banco de la República.

- En ningún caso la financiación que obtengan las entidades autorizadas, ya sea como intermediario del mercado cambiario o de residente, podrá destinarse al otorgamiento de créditos en moneda legal.

- Finalmente, se concluye que: "...continuará estando prohibido a los intermediarios del mercado cambiario la utilización de recursos de financiamiento externo para el otorgamiento de préstamos en pesos".

**5. *Grupo de Acción Financiera de Sudamérica contra el lavado de activos***

*Congreso de la República. Ley 1186 del 14 de abril de 2008. "Por medio de la cual se aprueba el Memorando de entendimiento entre los Gobiernos de los Estados del Grupo de Acción Financiera de Sudamérica contra el lavado de activos (Gafisud)".*

Como aspectos de interés de la Ley, se señala lo siguiente:

- Se aprueba el memorando de entendimiento entre los gobiernos de los Estados del Grupo de Acción Financiera de Sudamérica (GAFISUD) contra el lavado de activos. El memorando tiene como objetivos poner en funcionamiento el Grupo de Acción Financiera Internacional y el reconocimiento de sus recomendaciones contra el blanqueo de capitales.

- El Gafisud tendrá como miembro asesor a la Comisión Interamericana para el Control del Abuso de Drogas (CICAD), el Consejo de Autoridades es el órgano supremo de GAFISUD y está integrado por un representante de

cada Estado que debe ejercer la máxima responsabilidad en materia de lucha contra el lavado de activos.

6. ***Modificación al Decreto 519 de 2007 que determina las modalidades de crédito cuyas tasas deben ser certificadas por la Superintendencia Financiera***

*Ministerio de Hacienda y Crédito Público. Decreto 919 del 31 de marzo de 2008. "Por el cual se modifica el Decreto 519 de 2007 (Por el cual se determinan las distintas modalidades de crédito cuyas tasas deben ser certificadas por la Superintendencia Financiera de Colombia y se dictan otras disposiciones)".*

El Decreto consagra las siguientes modificaciones al Decreto 519 de 2007:

- La certificación del interés bancario corriente, se expresarán en términos efectivos anuales y que se regirán por el período que determine la Superintendencia Financiera de Colombia, previa publicación del acto administrativo.

- Dispone que el microcrédito corresponderá al constituido por las operaciones activas de crédito a las cuales se refiere el artículo 39 de la Ley 590 de 2000, o a las normas que lo modifiquen, sustituyan o adicionen, así como las realizadas con microempresas cuya principal fuente de pago de la obligación provenga de los ingresos derivados de su actividad.

- Se consagra un régimen de transición, consistente en que la Superintendencia Financiera de Colombia comenzará a certificar el interés bancario corriente en la modalidad de microcrédito según la definición del decreto a partir del 1 de octubre de 2008, fecha hasta la cual, el interés bancario para dicha modalidad será el establecido en la certificación vigente al momento de publicación del decreto.

7. ***Límite de la inversión admisible de los fondos de cesantía***

*Ministerio de Hacienda y Crédito Público. Decreto 985 del 2 de abril de 2008. "Por medio de la cual se modifica el Decreto 669 de 2007, modificado por el Decreto 1696 de 2007".*

Señala el decreto que para establecer el límite de la inversión admisible de los fondos de cesantía consistente en depósitos a la vista en establecimiento de crédito no se debe tener en cuenta dentro del saldo de dichos depósitos las sumas recibidas durante los últimos **45 días hábiles** por concepto de aportes, traslados de otros fondos y vencimientos de capital e intereses de las inversiones y, de aquellos recursos que deben mantenerse con antelación para la adquisición de inversiones en el exterior. El texto que se modifica determinaba 30 días hábiles.

8. ***Sistemas de negociación de valores y de registro de operaciones sobre valores***

*Ministerio de Hacienda y Crédito Público. Decreto 1120 del 11 de abril de 2008. "Por el cual se reglamentan los sistemas de negociación de valores y de registro de operaciones sobre valores y se dictan otras disposiciones".*

El Decreto pretende subrogar la parte Cuarta de la Resolución 400 de 1995; al respecto, los puntos de mayor interés son los siguientes:

- Las disposiciones se refieren a la administración, funcionamiento y utilización de los sistemas de negociación de valores y de registro de operaciones sobre valores distintos de acciones y bonos obligatoriamente convertible en acciones.

- La administración de tales sistemas sólo podrá ser desarrollada por entidades sometidas a la inspección

y vigilancia de la Superintendencia Financiera y que hayan sido previa y expresamente autorizadas por ésta respecto de cada uno de los sistemas que pretenda administrar.

- Podrán ser objeto de negociación o de registro de operaciones sobre valores, aquellos títulos distintos de acciones y bonos convertibles en acciones que se encuentren inscritos en el Registro Nacional de Valores y Emisores. Dentro de éste sistema podrán negociarse operaciones de contado, a plazo, repo y simultaneas, operaciones de transferencia temporal de valores y aquellas que de manera general y previa autorice la Superintendencia Financiera.

- Establece que la Superintendencia Financiera impartirá las instrucciones sobre interconexión de los sistemas de negociación de valores y los sistemas de registro de operaciones sobre valores, entre sí y con los sistemas compensación y liquidación de operaciones sobre valores, los sistemas de compensación y liquidación de pagos, los depósitos centralizados de valores, las cámaras de riesgo central de contraparte y las entidades que suministren profesionalmente información al mercado de valores. Así las cosas, todas las operaciones sobre valores del sistema de negociación de valores deberán ser compensadas y liquidadas por el mecanismo de entrega contra pago en los sistemas de compensación y liquidación autorizados.

- Podrán administrar los sistemas de negociación de valores el Banco República, las bolsas de valores, las bolsas de bienes y productos agropecuarios y agro industriales y de otros commodities y las sociedades anónimas a las que se refiere la Ley 964 de 2005, esto es, las "Sociedades Administradoras de Sistemas de Negociación". Al efecto desarrolla los deberes, prohibiciones, monitoreo y conservación de registros, planes de contingencia y continuidad que deben cumplir, así como las reglas de afiliación a las mismas y su reglamento de funcionamiento.

- En capítulos separados el Decreto desarrolla los aspectos generales, definición, características, responsabilidades, requisitos y reglas de transparencia que enmarcan los sistemas de negociación de valores y el sistema de registro de operaciones sobre valores.

### *9. Se reglamenta la actividad de intermediación en el mercado de valores*

*Ministerio de Hacienda y Crédito Público. Decreto 1121 del 11 de abril del 2008. "Por el cual se reglamenta la actividad de intermediación en el mercado de valores y se dictan otras disposiciones".*

Por medio de este Decreto se modifican las Resoluciones 400 de 1995 y 1200 de 1995 de la Sala General de la Superintendencia de Valores. Contiene los siguientes temas:

- Define cuales son los intermediarios no vigilados por la Superintendencia Financiera que son básicamente las entidades publicas que realizan operaciones sobre valores directamente y a través de sistemas de negociación de valores, estableciendo además que deben pertenecer a un organismo de autorregulación y el régimen de autorización para su inscripción en el Registro Nacional de Agentes del Mercado de Valores.

- Establece que constituye actividad de intermediación de valores la realización de operaciones "que tengan por finalidad o efecto el acercamiento de demandantes y oferentes o la participación en dicho mercado con propios recursos, en los sistemas de negociación o en el mercado mostrador" para: i) adquirir o enajenar en el mercado primario o secundario los valores inscritos en el Registro Nacional de Valores y Emisores; ii) adquirir o enajenar en el mercado secundario valores listados en un sistema de cotizaciones de valores extranjeros y iii) realizar operaciones con derivados o productos estructurados. Así mismo, señala cuales son las operaciones de intermediación del mercado de valores.

- Define las figuras de inversionista calificado, inversionista profesional y cliente inversionista y se refiere a los deberes generales y especiales que deben cumplir los intermediarios del mercado de valores.

- Sobre la intermediación en el mercado mostrador, define mercado mostrador, la autorización para actuar en éste y la obligación de registro, entre otros. Define cuales son las operaciones por cuenta propia que efectúan las sociedades comisionistas de bolsa de valores en el mercado primario y las operaciones por cuenta propia en el mercado secundario.

- Finalmente, prevé disposiciones sobre el registro de órdenes de compra y venta de valores.

***10. Operaciones con instrumentos financieros derivados y productos estructurados***

*Ministerio de Hacienda y Crédito Público. Decreto 1796 del 23 de mayo de 2008 "Por el cual se reglamentan las operaciones con instrumentos financieros derivados y productos estructurados, tanto en el mercado mostrador como en sistemas de negociación de valores, realizadas por las entidades sometidas a inspección y vigilancia de la Superintendencia Financiera de Colombia y se dictan otras disposiciones".*

Mediante este decreto se realizan las modificaciones pertinentes a la Resolución 400 de 1995 de la Sala General de la Superintendencia de Valores con la finalidad de reglamentar las operaciones con instrumentos financieros derivados y productos estructurados.

Dentro de éstas modificaciones resaltamos las siguientes:

- Se adiciona el artículo 1.2.5.7.1. que señala la no aplicación del régimen de ofertas públicas de adquisición a las "cámaras de riesgo central de contraparte cuando éstas, en desarrollo de su objeto social, acepten interponerse como contraparte de las operaciones".

- Se modifica el artículo 2.2.1.11. sobre clasificación y ponderación de los activos para riesgo de crédito.

  - Se incluye el Título Séptimo de la Parte Segunda, mediante el cual se establece la normatividad común para las operaciones con instrumentos derivados y productos estructurados realizadas por las entidades sometidas a inspección y vigilancia por la Superintendencia Financiera.

- Adiciona el Título Octavo a la Parte Segunda de la Resolución 400 de 1995 mediante la cual se reglamentan las operaciones de contado y de plazo.

Este decreto comienza a regir dos meses después de su publicación. Establece un régimen de transición mediante el cual la realización de operaciones a plazo de cumplimiento financiero y operaciones a plazo de cumplimiento efectivo desarrolladas en sistemas de negociación de valores o en bolsas de valores: "continuará rigiéndose por los reglamentos de éstos, hasta cuando sean aprobadas sus modificaciones por parte de la Superintendencia Financiera de Colombia". Y además dispone que aquellas operaciones "celebradas con antelación a la entrada en vigencia del presente decreto se regirán hasta su terminación por las normas con base en las cuales fueron pactadas".

***11. Controles de capital proveniente del exterior***

*Decreto 1888 del 30 de mayo de 2008. "Por el cual se modifica el Régimen General de Inversiones de Capital del exterior en Colombia y de capital colombiano en el exterior".*

Por medio de la expedición de este decreto, el Gobierno Nacional incrementó los controles de capital proveniente del exterior, para lo cual modificó el decreto 2080 de 2000 que contiene el régimen general de inversiones de capital del exterior en Colombia y de capital colombiano en el exterior.

En primer lugar, se adicionó el artículo 10 para establecer que la inversión directa deberá permanecer por un período

mínimo de 2 años desde la fecha de canalización en el mercado cambiario. Esto no afecta la transferencia al exterior de las utilidades netas pero si la transferencia al exterior del capital invertido una vez liquidada la inversión.

De otro lado, se modificó el artículo 29 referente a las inversiones de portafolio a las cuales se les impuso como requisito la constitución de un depósito en el Banco de la República por un valor equivalente al 50% del valor de la inversión.

***12. El denominado comúnmente "Paseo millonario" tendrá igual pena que el secuestro extorsivo.***

*Congreso de la República. Ley 1200 de 2008. "Por medio de la cual se adiciona el artículo 169 del Código Penal, modificado por los artículos 2° de la ley 733 de 2002 y 14 de la ley 890 de 2004".*

Tiene como finalidad adicionar el artículo 169 del Código Penal tipificando como modalidad de secuestro extorsivo la conducta que coloquialmente ha sido denominada como "paseo millonario". En ese orden de ideas, la pena de prisión establecida para el secuestro extorsivo será de 320 a 504 meses y multa de 2666,66 a 6000 SMMLV., también será aplicable "cuando la conducta se realice temporalmente en medio de transporte con el propósito de obtener provecho económico bajo amenaza".

***13. Operaciones de Intermediación***

*Ministerio de Hacienda y Crédito Público. Superintendencia Financiera de Colombia Circular externa 019 de 5 de junio de 2008. Por medio de la cual imparte instrucciones necesarias para la realización de operaciones de intermediación en el mercado de valores de conformidad con los Decretos 1120, 1121, y 1796 de 2008.*

Expide las instrucciones necesarias para la realización de operaciones de intermediación en el mercado de valores de conformidad con los Decretos 1120, 1121 y 1796 de 2008. Específicamente, expide el nuevo Título IX de la Circular Externa 007 de 1996 (Circular Básica Jurídica) el cual contiene las instrucciones sobre la intermediación en el mercado de valores. Así mismo, expide unas instrucciones transitorias necesarias para la correcta implementación de los mencionados decretos.

Dentro de dichas instrucciones transitorias se destaca que los intermediarios de valores deberán adoptar las políticas y procedimientos de que trata el Título IX de la Circular Básica Jurídica de conformidad con lo que para tal efecto establezcan los organismos de autorregulación del mercado de valores, quienes otorgarán las instrucciones mencionadas a más tardar dentro de los cuatro (4) meses siguientes contados a partir de la publicación de la circular.

De igual manera, otorga a los organismos de autorregulación un término de cuatro (4) meses a partir de la publicación de la presente Circular Externa para dar las instrucciones relacionadas con los sistemas de libros de órdenes.

Por su parte, el Título IX de la Circular Básica Jurídica desarrolla temas tales como:

- Los Principios aplicables a la implementación de las políticas y procedimientos de los intermediarios de valores.

- La obligación de registro de operaciones celebradas en el mercado OTC, los valores objeto de registro, la afiliación obligatoria a un sistema de registro de operaciones sobre valores, los plazos para reportar operaciones ejecutadas, el reporte de operaciones ejecutadas, la información mínima a reportar, entre otras.

- El libro electrónico de Registro de órdenes y principios para el procesamiento de órdenes de sociedades comisionistas de valores.

***14. Modificación Circular Básica Contable y Financiera***

*Ministerio de Hacienda y Crédito Público. Superintendencia Financiera de Colombia Circular externa 025 de 26 de junio*

*de 2008. Por medio de la cual se expide las instrucciones relativas a la implementación de los Decretos 1796 y 1121 de 2008.*

Se modifica en su integridad el Capítulo XVII de la Circular Básica Contable y Financiera, cuyo nuevo texto contiene instrucciones sobre los instrumentos financieros derivados y productos estructurados, las cuales serán aplicables a todas las entidades sometidas inspección y vigilancia de la Superintendencia Financiera de Colombia. Adicionalmente, de conformidad con 6 reglas específicas, expide un régimen de transición para implementar las instrucciones mencionadas y de esta manera permitir un ajuste ordenado por parte de las entidades.

## OPERACIONES CON LOS ACCIONISTAS Y ADMINISTRADORES

Las operaciones realizadas por la Corporación con sus accionistas y administradores se ajustan a las políticas generales de la entidad. Dichas operaciones se encuentran debidamente detalladas en las notas a los estados financieros.

La Corporación manifiesta que en concordancia con lo dispuesto por el artículo 57 del Decreto Reglamentario 2649 de 1993, la información y afirmaciones integrantes de los estados financieros han sido debidamente verificadas y obtenidas de los registros contables de la entidad, elaborados de conformidad con las normas y principios de contabilidad establecidos en Colombia.

***José Elías Melo Acosta***
*Presidente*

*Nota: Los miembros de la Junta Directiva acogieron el informe presentado por el Presidente. Se deja constancia que se presentó la información a que se refiere el numeral 3 del artículo 446 del Código de Comercio, que fue acogida por unanimidad.*

Deloitte.

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Colombia

Tel: +57(1) 546 18 10 - 546 18 15
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www.deloitte.com.co

**INFORME DEL REVISOR FISCAL**

**A los accionistas de**
**CORPORACION FINANCIERA COLOMBIANA S.A.**

He auditado los balances generales de CORPORACION FINANCIERA COLOMBIANA S.A. al 30 de junio de 2008 y 31 de diciembre de 2007 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivos por los semestres terminados en esas fechas. Tales estados financieros son responsabilidad de la administración de la Corporación y fueron preparados con base en las instrucciones contables impartidas por la Superintendencia Financiera de Colombia. Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros con base en mis auditorías.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si lo estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, tomados de los libros de contabilidad, presentan razonablemente la situación financiera de la CORPORACION FINANCIERA COLOMBIANA S.A. al 30 de junio de 2008 y 31 de diciembre de 2007, los resultados de sus operaciones, los cambios en su patrimonio, y sus flujos de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal y el alcance de mis exámenes al 30 de junio de 2008 y 31 de diciembre de 2007, informo que la contabilidad de la Corporación se lleva conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; la contabilización de provisiones para bienes recibidos en pago, y la adopción del Sistema de Administración de Riesgos de Mercado - SARM se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la Circular 100 de 1995 de la Superintendencia Financiera de Colombia; el informe de gestión de los administradores guarda la debida concordancia

con los estados financieros básicos, y los aportes al Sistema de Seguridad Social Integral se efectuaron en forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Corporación ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los terceros que están en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados dirigidos a la administración.

***Nelson Germán Segura Garzón***
*Revisor Fiscal*
*Tarjeta Profesional N° 24750-T*
*05 de Agosto de 2008*

# Estados Financieros

## Enero-Junio 2008

Corficolombiana

## Estados Financieros - Corporación Financiera Colombiana S.A.
## Balances Generales a 30 de junio de 2008 y 31 de diciembre de 2007 *(expresado en millones de pesos)*

| ACTIVO | A 30 de junio de 2008 | | A 31 de diciembre de 2007 | |
|---|---|---|---|---|
| **DISPONIBLE** (Notas 4 y 22) | | $125,906.7 | | $88,437.1 |
| **FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA** (Nota 5) | | 168,026.8 | | 167,043.8 |
| **INVERSIONES** (Notas 6 y 22) | | 2,678,410.1 | | 2,679,552.4 |
| Negociables títulos de deuda | 240,522.2 | | 227,813.3 | |
| Negociables títulos participativos | 58,571.5 | | 88,116.8 | |
| Para mantener hasta el vencimiento | 0.0 | | 41,468.2 | |
| Disponibles para la venta en titulos de deuda | 338,495.5 | | 307,992.5 | |
| Disponibles para la venta en titulos participativos | 1,708,612.9 | | 1,661,606.2 | |
| Derechos de recompra de inversiones | 445,477.0 | | 477,815.3 | |
| Menos: provisión | (113,269.0) | | (125,259.9) | |
| **ACEPTACIONES Y DERIVATIVOS** (Nota 7) | | (11,180.0) | | 32,776.3 |
| Derivados | (11,180.0) | | 32,776.3 | |
| Derechos | 5,777,136.1 | | 4,298,214.5 | |
| Obligaciones | (5,788,316.1) | | (4,265,438.2) | |
| **CUENTAS POR COBRAR** (Notas 8 y 22) | | 47,131.5 | | 80,617.3 |
| Intereses | 326.0 | | 650.9 | |
| Comisiones y honorarios | 2,913.7 | | 4,900.7 | |
| Pago por cuenta de clientes comercial | 3.4 | | 3.4 | |
| Otras | 45,835.6 | | 76,923.5 | |
| Menos: provisión | (1,947.2) | | (1,861.2) | |
| **BIENES REALIZABLES Y RECIBIDOS EN PAGO** (Nota 9) | | 5,230.7 | | 6,204.0 |
| Bienes recibidos en pago diferentes a vivienda | 25,491.1 | | 30,305.6 | |
| Bienes no utilizados en el objeto social | 585.9 | | 585.9 | |
| Menos: provisión | (20,846.3) | | (24,687.5) | |
| **PROPIEDADES Y EQUIPO** (Nota 10) | | 9,933.3 | | 10,913.5 |
| Terrenos, edificios y construcciones en curso | 14,129.6 | | 14,825.5 | |
| Equipo, muebles y enseres de oficina | 8,823.7 | | 9,084.3 | |
| Equipo de computación | 9,081.2 | | 8,929.4 | |
| Otras | 1,080.7 | | 1,264.5 | |
| Menos: depreciación y amortización acumulada | (23,181.9) | | (23,190.2) | |
| **OTROS ACTIVOS** (Notas 11) | | 53,280.6 | | 41,094.6 |
| Aportes permanentes | 98.2 | | 83.2 | |
| Gastos anticipados y cargos diferidos | 3,439.4 | | 2,652.7 | |
| Otros | 71,137.3 | | 60,167.1 | |
| Menos: provisión | (21,394.3) | | (21,808.4) | |
| **VALORIZACIONES** (Notas 6 y 22) | | 430,452.1 | | 330,852.4 |
| Inversiones disponibles para la venta en títulos participativosde baja o minima bursatilidad o sin cotizacion en bolsa | 403,948.2 | | 310,310.6 | |
| Propiedades y equipo | 26,503.9 | | 20,541.8 | |
| **DESVALORIZACIONES** (Nota 6) | | (38,092.9) | | (37,394.4) |
| Inversiones disponibles para la venta en títulos participativos de baja o minima bursatilidad o sin cotizacion en bolsa | (38,092.9) | | (37,394.4) | |
| **TOTAL ACTIVO** | | $3,469,098.9 | | $3,400,097.0 |
| **CUENTAS CONTINGENTES ACREEDORAS POR CONTRA** (Nota 20) | | $192,261.5 | | $151,966.6 |
| **CUENTAS CONTINGENTES DEUDORAS** (Nota 20) | | 433,387.9 | | 314,952.3 |
| **CUENTAS DE ORDEN DEUDORAS** (Nota 21) | | 7,821,005.7 | | 7,640,522.9 |
| **CUENTAS DE ORDEN ACREEDORAS POR CONTRA** (Nota 21) | | 5,456,212.9 | | 3,926,455.2 |
| **TOTAL CUENTAS CONTINGENTES Y DE ORDEN** | | $13,902,868.0 | | $12,033,897.0 |

Veánse las notas que acompañan los Estados Financieros.

**José Elías Melo Acosta**
**Presidente (*)**

**Martha Cecilia Castro Ortíz**
**Gerente de Contabilidad (*)**
**T.P. 40995-T**

**Nelson Germán Segura Garzón**
**Revisor Fiscal T.P. 24750-7**
**Miembro de Deloitte & Touche Ltda.**
**(Ver informe adjunto)**

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

## Estados Financieros - Corporación Financiera Colombiana S.A.
## Balances Generales a 30 de junio de 2008 y 31 de diciembre de 2007 *(expresado en millones de pesos)*

| PASIVO Y PATRIMONIO | A 30 de junio de 2008 | | A 31 de diciembre de 2007 | |
|---|---|---|---|---|
| **DEPOSITOS Y EXIGIBILIDADES** (Notas 12 y 22) | | $1,045,851.8 | | $965,148.5 |
| Certificados de depósito a término | 798,403.6 | | 706,063.5 | |
| Depósitos de ahorro | 242,320.2 | | 256,162.9 | |
| Otros | 5,128.0 | | 2,922.1 | |
| **FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA** (Nota 13) | | 435,423.7 | | 544,616.6 |
| **CUENTAS POR PAGAR** (Notas 14 y 22) | | 76,029.1 | | 82,987.7 |
| Intereses | 18,625.8 | | 12,204.1 | |
| Comisiones y honorarios | 3.5 | | 3.5 | |
| Dividendos y excedentes | 35,620.2 | | 56,679.1 | |
| Otras | 21,779.6 | | 14,101.0 | |
| **OTROS PASIVOS** (Nota 15) | | 8,195.4 | | 10,445.1 |
| Obligaciones laborales consolidadas | 1,944.0 | | 1,915.5 | |
| Ingresos anticipados y abonos diferidos | 4,992.3 | | 7,290.4 | |
| Pensiones de jubilación | 1,259.1 | | 1,239.2 | |
| **PASIVOS ESTIMADOS Y PROVISIONES** (Nota 16) | | 8,958.9 | | 3,680.1 |
| Obligaciones laborales | 813.1 | | 1,174.3 | |
| Impuestos | 4,830.6 | | 0.5 | |
| Otros | 3,315.2 | | 2,505.3 | |
| **TOTAL PASIVO** | | 1,574,458.9 | | 1,606,878.0 |
| **PATRIMONIO** | | 1,894,640.0 | | 1,793,219.0 |
| **CAPITAL SOCIAL** (Nota 17) | | 1,683.4 | | 1,653.8 |
| Dividido en 168,337,360 acciones de valor nominal de $10,oo c/u | | | | |
| **RESERVAS** (Nota 18) | | 1,168,009.8 | | 1,138,261.2 |
| Reserva legal | 617,134.5 | | 574,784.8 | |
| Reservas estatutarias y ocasionales | 550,875.3 | | 563,476.4 | |
| **SUPERAVIT o (DEFICIT)** | | 627,635.3 | | 552,905.1 |
| Ganancias o pérdidas no realizada en inversiones disponibles para la venta (Nota 19) | 235,276.1 | | 259,447.1 | |
| Valorizaciones | 430,452.1 | | 330,852.4 | |
| Desvalorizaciones | (38,092.9) | | (37,394.4) | |
| **UTILIDAD DEL EJERCICIO** | | 97,311.5 | | 100,398.9 |
| **TOTAL PASIVO Y PATRIMONIO** | | $3,469,098.9 | | $3,400,097.0 |
| **CUENTAS CONTINGENTES ACREEDORAS** (Nota 20) | | $192,261.5 | | $151,966.6 |
| Avales y garantías | 79,118.6 | | 46,994.5 | |
| Otras contingencias | 113,142.9 | | 104,972.1 | |
| **CUENTAS CONTINGENTES DEUDORAS POR CONTRA** (Nota 20) | | 433,387.9 | | 314,952.3 |
| **CUENTAS DE ORDEN DEUDORAS POR CONTRA** (Nota 21) | | 7,821,005.7 | | 7,640,522.9 |
| **CUENTAS DE ORDEN ACREEDORAS** (Nota 21) | | 5,456,212.9 | | 3,926,455.2 |
| **TOTAL CUENTAS CONTINGENTES Y DE ORDEN** | | $13,902,868.0 | | $12,033,897.0 |
| **UTILIDAD POR ACCION** (En pesos) | | $583.31 | | $607.07 |

Veánse las notas que acompañan los Estados Financieros.

| | | |
|---|---|---|
| **José Elías Melo Acosta**<br>**Presidente (*)** | **Martha Cecilia Castro Ortíz**<br>**Gerente de Contabilidad (*)**<br>**T.P. 40995-T** | **Nelson Germán Segura Garzón**<br>**Revisor Fiscal T.P. 24750-7**<br>**Miembro de Deloitte & Touche Ltda.**<br>**(Ver informe adjunto)** |

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corficolombiana

## Estados Financieros - Corporación Financiera Colombiana S.A.
## Estados de Ganancias y Pérdidas a 30 de junio de 2008 y 31 de diciembre de 2007 *(expresado en millones de pesos)*

| GANANCIAS Y PÉRDIDAS | A 30 de junio de 2008 | | A 31 de diciembre de 2007 | |
|---|---|---|---|---|
| **INGRESOS OPERACIONALES DIRECTOS** (Nota 23) | | $817,204.0 | | $225,015.7 |
| Intereses | 8,604.3 | | 6,454.2 | |
| Utilidad en valoracion inversiones neg títulos de deuda | 7,136.6 | | 0.0 | |
| Utilidad en valoracion inversiones neg títulos participativos | 6,620.3 | | 11,181.5 | |
| Utilidad en valoracion inversiones para mantener hasta el vcto. | 3,778.0 | | 1,144.9 | |
| Utilidad en valoracion inversiones disponibles para la venta títulos deuda | 37,034.8 | | 21,529.3 | |
| Ganancia realizada en inversiones disponibles para la venta | 26.2 | | 0.0 | |
| Comisiones y honorarios | 6,222.8 | | 9,460.9 | |
| Utilidad en valoracion de derivados | 610,047.5 | | 68,716.8 | |
| Utilidad en valoracion de operaciones de contado | 4,264.8 | | 5,652.8 | |
| Cambios | 129,803.6 | | 76,119.3 | |
| Utilidad en venta de inversiones | 3,665.1 | | 24,756.0 | |
| **GASTOS OPERACIONALES DIRECTOS** | | 806,686.3 | | 199,199.6 |
| Intereses | 70,983.4 | | 61,468.7 | |
| Pérdida en valorizacion inversiones disponibles para la venta | 0.0 | | 4,217.7 | |
| Pérdida realizada en inversiones disponibles para la venta | 0.0 | | 225.9 | |
| Comisiones | 3,972.0 | | 3,146.6 | |
| Pérdida en valoración de derivados | 579,167.3 | | 56,023.6 | |
| Cambios | 144,817.4 | | 61,871.9 | |
| Pérdida en venta de inversiones | 2,695.1 | | 11,966.6 | |
| Perdida en la valoración de operaciones de contado | 5,051.1 | | 278.6 | |
| **RESULTADO OPERACIONAL DIRECTO** | | 10,517.7 | | 25,816.1 |
| **OTROS INGRESOS Y GASTOS OPERACIONALES - NETO** | | 54,510.6 | | 32,348.2 |
| **INGRESOS OPERACIONALES** | | 98,990.3 | | 67,411.3 |
| Dividendos y participaciones | 93,593.4 | | 64,909.4 | |
| Otros (Nota 23) | 5,396.9 | | 2,501.9 | |
| **GASTOS OPERACIONALES** | | 44,479.7 | | 35,063.1 |
| Gastos de personal | 13,076.0 | | 12,642.6 | |
| Otros (Nota 24) | 31,403.7 | | 22,420.5 | |
| **RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES** | | 65,028.3 | | 58,164.3 |
| **PROVISIONES** | | 1,974.4 | | 2,487.3 |
| Inversiones (Nota 6) | 1,778.7 | | 2,244.3 | |
| Cuentas por cobrar | 89.1 | | 53.4 | |
| Otras (Nota 27) | 106.6 | | 189.6 | |
| **DEPRECIACIONES - BIENES DE USO PROPIO** (Nota 10) | | 590.6 | | 632.5 |
| **AMORTIZACIONES** | | 637.8 | | 615.8 |
| **RESULTADO OPERACIONAL NETO** | | 61,825.5 | | 54,428.7 |
| **INGRESOS NO OPERACIONALES** (Notas 26) | | 41,816.3 | | 52,534.4 |
| **GASTOS NO OPERACIONALES** (Nota 22) | | 1,880.5 | | 1,124.2 |
| **RESULTADO NETO NO OPERACIONAL** | | 39,935.8 | | 51,410.2 |
| **UTILIDAD ANTES DE IMPUESTO A LA RENTA** | | 101,761.3 | | 105,838.9 |
| **IMPUESTO A LA RENTA Y COMPLEMENTARIOS** (Nota 27) | | 4,449.8 | | 5,440.0 |
| **UTILIDAD DEL EJERCICIO** | | $97,311.5 | | $100,398.9 |

Veánse las notas que acompañan los Estados Financieros.

**José Elías Melo Acosta**
**Presidente (*)**

**Martha Cecilia Castro Ortíz**
**Gerente de Contabilidad (*)**
**T.P. 40995-T**

**Nelson Germán Segura Garzón**
**Revisor Fiscal T.P. 24750-7**
**Miembro de Deloitte & Touche Ltda.**
**(Ver informe adjunto)**

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

## Estados Financieros - Corporación Financiera Colombiana S.A.
## Estados de Flujos de efectivo
## Períodos que terminaron el 30 de junio de 2008 y 31 de diciembre de 2007 *(expresado en millones de pesos)*

| | Junio de 2008 | Diciembre de 2007 |
|---|---|---|
| **FLUJOS DE EFECTIVO POR LAS ACTIVIDADES DE OPERACIÓN** | | |
| **Utilidad neta del ejercicio** | $97,311.5 | $ 100,398.9 |
| **Ajustes para conciliar la utilidad neta y el efectivo neto** | | |
| **Provisto en las actividades de operación:** | | |
| Provisión inversiones no negociables renta variable | 1,778.7 | 2,244.3 |
| Provisión cuentas por cobrar | 89.1 | 53.4 |
| Provisión bienes recibidos en pago | 15.6 | 73.3 |
| Provisión otros activos | 21.1 | 113.3 |
| Reintegro provisión inversiones | (8,997.1) | (19,155.0) |
| Reintegro provisión cartera de créditos | - | (1.8) |
| Reintegro provisión cuentas por cobrar | (3.1) | (272.9) |
| Reintegro provisión propiedades y equipos | - | (300.0) |
| Reintegro provisión bienes recibidos en pago | (18.3) | (17.3) |
| Reintegro provisión otros activos | (0.6) | (217.0) |
| Valoración de inversiones. neto | (54,569.7) | (29,638.0) |
| (Disminución) aumento ganancia no realizadas en inversiones disponibles para la venta | (24,171.0) | 244,726.4 |
| Producto de la venta de bienes recibidos en pago | 4,094.4 | 5,845.7 |
| Utilidad en venta de bienes recibidos en pago. neta | (3,118.4) | (4,664.6) |
| Utilidad en venta de propiedades y equipo. neta | (357.0) | (997.2) |
| Depreciaciones | 590.6 | 632.5 |
| Amortizaciones | 637.8 | 615.8 |
| **Utilidad depurada** | 13,303.6 | 299,439.8 |
| (Disminución) aumento otros pasivos | (2,249.7) | 1,175.5 |
| Aumento (disminución) pasivos estimados y provisiones | 5,278.8 | (8,490.1) |
| (Disminución) aumento cuentas por pagar | (6,958.6) | 15,875.2 |
| Disminución (aumento) cuentas por cobrar. neto | 33,399.8 | (19,481.5) |
| (Aumento) disminución en otros activos | (12,844.3) | 37,069.6 |
| Retiros bienes recibidos en pago | - | (0.1) |
| Efectivo neto provisto en actividades de operación | 16,626.0 | 26,148.6 |
| **Flujo de efectivo de las actividades de inversión** | | |
| Venta de inversiones | (51,535.6) | (393,313.8) |
| Utilidad en venta de inversiones. neta | (970.0) | (12,789.4) |
| Disminución cartera de créditos | - | 91.3 |
| Dismunición aceptaciones y derivativos | 43,956.3 | 27,850.4 |
| Producto de la venta de inversiones | 114,980.2 | 188,889.1 |
| Producto de la venta de propiedades y equipo | 898.0 | 1,593.0 |
| Dividendos recibidos en efectivo | 455.8 | 744.0 |
| Compra de propiedades y equipo | (151.4) | (444.8) |
| Efectivo neto provisto (utilizado) por actividades de inversión | 107,633.3 | (187,380.2) |
| **Flujo de efectivo de las actividades de financiación** | | |
| Aumento depósitos y exigibilidades | 80,703.3 | 97,645.2 |
| (Disminución) fondos interbancarios comprados y pactos de recompra | (109,192.9) | (71,293.8) |
| (Disminución) créditos de bancos y otras obligaciones financieras | - | (29,409.1) |
| Dividendos pagados | (70,620.7) | (112,029.6) |
| Efectivo neto utilizado en actividades de financiación | (99,110.3) | (115,087.3) |
| Aumento neto en efectivo y equivalentes de efectivo | 38,452.6 | 23,120.9 |
| Efectivo al comienzo del período | 255,480.9 | 232,360.0 |
| Efectivo al final del período | $293,933.5 | $255,480.9 |

Veánse las notas que acompañan los Estados Financieros.

| | | |
|---|---|---|
| **José Elías Melo Acosta**<br>**Presidente (*)** | **Martha Cecilia Castro Ortíz**<br>**Gerente de Contabilidad (*)**<br>**T.P. 40995-T** | **Nelson Germán Segura Garzón**<br>**Revisor Fiscal T.P. 24750-7**<br>**Miembro de Deloitte & Touche Ltda.**<br>**(Ver informe adjunto)** |

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

# Estados Financieros - Corporación Financiera Colombiana S.A.
## Estados de Cambios en el Patrimonio de los Accionistas
## Períodos que terminaron el 30 de junio de 2008 y 31 de diciembre de 2007 *(expresado en millones de pesos)*

| | Capital Social | Reserva legal | Reservas estatutarias y ocasionales: Disposiciones fiscales | A disposición de la asamblea | Fomento económico | Capitalización económica | Total | Ganancias no realizadas en inversiones | Valorizaciones | Desvalorizaciones | Resultado de ejercicios anteriores | Utilidad del ejercicio | Patrimonio de los accionistas |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Saldo al 30 de junio de 2007 | $1,653 8 | 574,784 8 | 380,652.5 | 189,577.2 | 8.8 | 4 4 | 570,242.9 | 14,720.7 | 312,881.8 | (68,498.2) | 0,0 | 105,263.1 | 1,511,048.9 |
| Traslado de pérdidas del ejercicio a resultados de ejercicios anteriores | - | - | - | - | - | - | - | - | - | - | 105,263.1 | (105,263.1) | - |
| Liberación de reservas sobre valoracion de inversiones (no gravable) | - | - | (31,494.3) | - | - | - | (31,494.3) | - | - | - | 31,494.3 | - | - |
| Liberación de reservas sobre valoracion de inversiones (gravable) | - | - | (158,082.8) | - | - | - | (158,082.8) | - | - | - | 158,082.8 | - | - |
| Reserva para futuros repartos | - | - | - | 182,810.6 | - | - | 182,810.6 | - | - | - | (182,810.6) | - | - |
| Dividendo en efectivo de $677,4 por acción sobre 154,884,9152 acciones ordinarias y 10,496,823 acciones con dividendo preferencial y sin derecho a voto suscritas y pagadas al 30 de junio de 2007,Este dividendo se cancelará en seis (6) cuotas mensuales de $112.9 cada una, | - | - | - | - | - | - | - | - | - | - | (112,029 6) | - | (112,029 6) |
| Movimiento del ejercicio | - | - | - | - | - | - | - | 244,726.4 | 17,970 6 | 31,103.8 | - | - | 293,800.8 |
| Utilidad del ejercicio | - | - | - | - | - | - | - | - | - | - | - | 100,398.9 | 100,398.9 |
| Saldo al 31 de diciembre de 2007 | $1,653.8 | 574,784.8 | 191,075.4 | 372,387.8 | 8.8 | 4.4 | 563,476.4 | 259,447.1 | 330,852.4 | (37,394.4) | - | 100,398.9 | 1,793,219.0 |
| Traslado de pérdidas del ejercicio a resultados de ejercicios anteriores | - | - | - | - | - | - | - | - | - | - | 100,398.9 | (100,398.9) | - |
| Liberación reserva para futuros repartos | - | - | - | (182,810.7) | - | - | (182,810.7) | - | - | - | 182,810 7 | - | - |
| Reservas sobre valoracion de inversiones Decreto 2336/95 | - | - | 8,432.0 | - | - | - | 8,432.0 | - | - | - | (8,432.0) | - | - |
| Reserva para futuros repartos | - | - | - | 161,777.6 | - | - | 161,777.6 | - | - | - | (161,777.6) | - | - |
| Dividendo en efectivo de $426.0 por acción sobre 154,884,915 acciones ordinarias y 10,496,823 acciones con dividendo preferenciales suscritas y pagadasa diciembre 31 de 2007, Este dividendo se cancelará en seis (6) cuotas mensuales dentro de lo cinco (5) primeros días de cada mes a partir del 1 de abril de 2008, | - | - | - | - | - | - | - | - | - | - | (70,620 7) | - | (70,620.7) |
| Dividendo en acciones de $257.27 por cada acción sobre las 154,884,915 acciones ordinarias y de $257.27 por cada acción sobre las 10,496,823 acciones preferenciales suscritas y pagadas a diciembre 31 de 2007, Este dividendo se pagara en acciones, a razónde 1 acción por cada 55.733796912 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 55,733796912 acciones preferenciales, suscritas y pagadas a 31 de diciembre de 2007, El pago de las acciones se hará el día 3 de bril de 2008 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente, Para tal fin se emitirán un total de 2,967,351 nuevas acciones, 2,779,012 acciones ordinarias y 188,339 acciones preferenciales, El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de enero de 2008, $14,338.51 | 29 6 | 42,349 7 | - | - | - | - | - | - | - | - | (42,379.3) | - | (0.0) |
| Movimiento del ejercicio | - | - | - | - | - | - | - | (24,171.0) | 99,599.7 | (698.5) | - | - | 74,730 2 |
| Utilidad del ejercicio | - | - | - | - | - | - | - | - | - | - | - | 97,311.5 | 97,311.5 |
| Saldo al 30 de junio de 2008 | $1,683.4 | 617,134.5 | 199,507.4 | 351,354.7 | 8.8 | 4.4 | 550,875.3 | 235,276.1 | 430,452.1 | (38,092.9) | (0.0) | 97,311.5 | 1,894,640.0 |

Véanse las notas que acompañan los estados financieros.

**José Elías Melo Acosta**
**Presidente (*)**

**Martha Cecilia Castro Ortíz**
**Gerente de Contabilidad (*)**
**T.P. 40995-T**

**Nelson Germán Segura Garzón**
**Revisor Fiscal T.P. 24750-7**
**Miembro de Deloitte & Touche Ltda.**
**(Ver informe adjunto)**

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

# Notas a los Estados Financieros

30 de junio de 2008 y 31 de diciembre de 2007

## NOTAS A LOS ESTADOS FINANCIEROS 30 DE JUNIO DE 2008 Y 31 DE DICIEMBRE DE 2007

### (1) Entidad Reportante

La Corporación Financiera Colombiana S.A., (en adelante la Corporación) es una institución financiera de carácter privado, autorizada por la Superintendencia Financiera, mediante Resolución del 18 de octubre de 1961, sociedad comercial anónima, establecida de acuerdo con las leyes colombianas el 27 de noviembre de 1961 mediante escritura pública No. 5710 de la notaría primera del círculo de Cali; el plazo de duración de la Corporación expira el 2 de octubre del año 2051, el cual puede ser extendido por simple resolución de la Asamblea de Accionistas.

Con la escritura No. 12.364 de diciembre 30 de 2005, se formaliza la fusión de la Corporación Financiera del Valle S.A.(entidad absorbente) y la Corporación Financiera Colombiana S.A.(absorbida) en esa misma escritura la entidad absorbente modificó su razón social por el de Corporación Financiera Colombiana S.A., cambió su domicilio de la ciudad de Cali a la ciudad de Bogotá, y aumentó su capital autorizado a $1,600. Posteriormente mediante escritura pública 2304 del 22 de marzo de 2007 de la Notaria 71 de Bogotá se aumentó el capital autorizado en $1,715.

Con la Escritura No. 10410 de la notaria 71 de Bogotá el día 26 de diciembre de 2007, se formalizó la fusión de la Corporación Financiera Colombiana (Entidad absorbente) y la Sociedad Proyectos de Energía S.A. (entidad absorbida) la cual se disuelve sin liquidarse.

La Corporación tiene como objeto social la movilización de recursos y asignación de capitales para promover la creación, reorganización, fusión, transformación y expansión de cualquier tipo de empresas, para participar en su capital y promover la participación de terceros en tales empresas, como también otorgarles financiación a mediano y largo plazo y ofrecerles servicios financieros especializados que contribuyan a su desarrollo. De estas empresas se exceptúan las instituciones sometidas al control y vigilancia de la Superintendencia Financiera, salvo las sociedades de servicios financieros y los establecimientos de crédito.

La Corporación tiene su domicilio principal en la ciudad de Bogotá y opera a través de sus 5 regionales y 7 agencias en distintas ciudades del país, al 30 de junio de 2008, la Corporación no tiene corresponsales no bancarios. Al 30 de junio de 2008 cuenta con 323 empleados directos, 9 indirectos y 44 temporales, además posee las siguiente filiales y subsidiarias Leasing Corficolombiana S.A., Banco Corficolombiana Panamá S.A., sociedad financiera en el exterior, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Lloreda S.A., Valle Bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda.,Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A , Pizano S.A en restructuración, e Industrias Lehner S.A. Los estados financieros que se acompañan combinan los activos, pasivos y resultados de la Dirección General y sus sucursales. Los estados financieros consolidados son preparados independientemente.

### (2) Principales Políticas Contables

#### (a) Contabilidad Básica

El sistema contable utilizado por la Corporación es el de causación, según el cual los ingresos y egresos se registran cuando se causan independientemente que se hayan cobrado o pagado en efectivo.

Los ingresos, costos y gastos se registran por el sistema de causación, salvo lo contemplado en la Circular Externa 011 de 2002 emitida por la Superintendencia Financiera, relacionado con el ingreso de intereses que no causan sobre cartera comercial, que tengan más de tres meses de vencida. Estos intereses acreditan al ingreso cuando se recaudan.

Los intereses y comisiones cobrados anticipadamente son registrados como ingreso diferido.

**(b) Disponible**

Registra los recursos de alta liquidez con que cuenta la Corporación tales como: caja, depósitos en el Banco de la Republica, depósitos en bancos tanto en moneda nacional como en moneda extranjera y en otras entidades financieras tanto del país como del exterior.

Los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

El valor de los cheques girados por la Corporación, que no hayan sido cobrados luego de seis meses de girados se reclasifica en la cuenta pasiva cheques girados no cobrados.

Por instrucciones contables impartidas por la Superintendencia Financiera, las entidades Financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las notas débito extractadas no contabilizadas y las notas crédito contabilizadas no extractadas que poseen más de 30 días cuando sea en moneda nacional y 60 días cuando sea de moneda extranjera, de permanencia en dichas conciliaciones.

**(c) Operaciones Repo, Simultáneas y de Transferencia Temporal de Valores**

En las operaciones repo, simultáneas y de transferencia temporal de valores se presenta un intercambio de valores y de dinero entre las partes. En el caso de la operación de transferencia temporal de valores respaldada por valores, el intercambio se realiza entre valores.

En estas operaciones una de las partes, el enajenante (u originador en la Ttv), entrega valores al adquirente (receptor en la Ttv), y al hacerlo le transfiere la propiedad de éstos. A cambio, el adquirente (o receptor en la Ttv) le entrega dinero al enajenante u originador. En el caso de la transferencia temporal de valores (Ttv) respaldada por valores, el receptor entrega valores al originador y al hacerlo le transfiere la propiedad de éstos.

La transferencia de la propiedad es parte integral y principal de la estructura legal de estas operaciones, con ella se busca proteger a la contraparte en caso de un incumplimiento de quien entregó los valores.

De acuerdo con la norma, los valores se deben mantener registrados en el balance de quien inicialmente los entrega y esta entidad es quien debe valorarlos y reconocer los riesgos propios de los mismos. Así mismo, los flujos de efectivo que generen los valores dentro del plazo de la operación le deben ser restituidos a quien los entregó inicialmente en la misma.

Estas consideraciones se reflejan contablemente de la siguiente manera:

El enajenante, el originador o el receptor, según sea el caso, deben reclasificar dentro de su balance los valores que han entregado en una operación repo, simultánea o de transferencia temporal de valores y adicionalmente, deberán registrarlos dentro de sus cuentas de orden para revelar la entrega de los mismos.

El adquirente, el receptor o el originador según sea al caso, deben registrar en sus cuentas de orden el recibo de los valores provenientes de las operaciones mencionadas.

Las entidades participes en operaciones repo, simultáneas y de transferencia temporal de valores deben registrar los recursos dinerarios provenientes de estas operaciones dentro de sus respectivos balances como una obligación o un derecho, según sea la posición en que se encuentre.

Los valores transferidos con ocasión de operaciones repo, simultánea y de transferencia temporal de valores sólo se registran en el balance del adquirente, del receptor o del

originador, según sea el caso, en el momento en que se presente el incumplimiento de la respectiva operación o una de las partes de la operación sea objeto de un procedimiento concursal, de una toma de posesión para liquidación o de acuerdos globales de reestructuración de deudas.

En el mencionado evento, el enajenante, el originador o el receptor también debe retirar de su balance los valores entregados con ocasión de la celebración de las mencionadas operaciones.

Los valores obtenidos como consecuencia de la celebración de operaciones de transferencia temporal de valores, repo o simultánea que sean entregados nuevamente por la realización de alguna de las mencionadas operaciones, se registran únicamente a través de cuentas de orden.

Cuando se cumpla la operación a través de la cual se obtuvieron inicialmente los valores, se deberá revertir el registro realizado en cuentas de orden y en su lugar se aplicará la regla prevista en la tercera consideración para los valores entregados en desarrollo de las operaciones repo, simultáneas y de transferencia temporal de valores.

Cuando el adquirente, el originador o el receptor incurran en una posición en corto deberán registrar en su balance una obligación financiera a favor del enajenante, originador o receptor iniciales por el precio justo de intercambio de los respectivos valores.

Los rendimientos de las operaciones repo o de las operaciones simultáneas se deben causar por las partes exponencialmente durante el plazo de la respectiva operación y serán un gasto o un ingreso para cada una de éstas, según corresponda.

En aquellas operaciones de transferencia temporal de valores que se entreguen recursos dinerarios como respaldo de la operación, se podrá reconocer el pago de rendimientos y en dicho evento los mismos se causarán exponencialmente durante el plazo de la operación. Estos rendimientos se registrarán en los balances de las partes y serán un gasto o un ingreso para cada una de éstas, según corresponda.

La posición activa en una operación Repo o simultánea se presenta cuando una persona adquiere valores, a cambio de la entrega de una suma de dinero, asumiendo en dicho mismo acto y momento el compromiso de transferir nuevamente la propiedad al "enajenante" el mismo día o en una fecha posterior y a un precio determinado, de valores de la misma especie y características. A este participante en la operación se le denominará: "adquiriente".

La posición pasiva en una operación Repo o simultánea se presenta cuando una persona transfiere la propiedad de valores, a cambio del pago de una suma de dinero, asumiendo en este mismo acto y momento el compromiso de adquirirlos nuevamente de su contraparte o de adquirir de ésta valores de la misma especie y características el mismo día o en una fecha posterior y a un precio monto predeterminado. A este participante en la operación se le denominará: "enajenante".

***Fondos Interbancarios***

Se consideran fondos interbancarios aquellos que coloca (recibe) una entidad financiera en (de) otra entidad financiera en forma directa sin mediar para ello pacto de transferencia de inversiones o de cartera de créditos. Son operaciones conexas al objeto social que se pactan a un plazo no mayor a treinta (30) días comunes, siempre y cuando con ella se busque aprovechar excesos o suplir defectos de liquidez.

Las operaciones de fondos interbancarios comprenden igualmente las transacciones denominadas 'over-night', realizadas con bancos del exterior utilizando fondos de la entidad financiera nacional.

**(d) <u>Inversiones</u>**

Incluye las inversiones adquiridas por la Corporación con la finalidad de mantener una reserva secundaria de liquidez, de adquirir el control directo o indirecto de cualquier sociedad del sector financiero o servicios técnicos, de cumplir con disposiciones legales o reglamentarias, o con el objeto

exclusivo de eliminar o reducir significativamente el riesgo de mercado a que están expuestos los activos, pasivos u otros elementos de los estados financieros.

En el Cuadro 3 se indica la forma en que se clasifican, valoran y contabilizan los diferentes tipos de inversión.

*Criterios para la Valoración de Inversiones*

La determinación del valor o precio justo de intercambio de un valor o título, debe considerar todos los criterios necesarios para garantizar el cumplimiento del objetivo de la valoración de inversiones establecido en el capítulo I de la Circular 100 y en todos los casos los siguientes:

- **Objetividad**. La determinación y asignación del valor o precio justo de intercambio de un valor o título se debe efectuar con base en criterios técnicos y profesionales, que reconozcan los efectos derivados de los cambios en el comportamiento de todas las variables que puedan afectar dicho precio.

- **Transparencia y representatividad**. El valor o precio justo de intercambio de un valor o título se debe determinar y asignar con el propósito de revelar un resultado económico cierto, neutral, verificable y representativo de los derechos incorporados en el respectivo valor o título.

- **Evaluación y análisis permanentes**. El valor o precio justo de intercambio que se atribuya a un valor o título se debe fundamentar en la evaluación y el análisis permanentes de las condiciones del mercado, de los emisores y de la respectiva emisión. Las variaciones en dichas condiciones se deben reflejar en cambios del valor o precio previamente asignado, con la periodicidad establecida para la valoración de las inversiones determinada en la presente norma.

- **Profesionalismo**. La determinación del valor o precio justo de intercambio de un valor o título se debe basar en las conclusiones producto del análisis y estudio que realizaría un experto prudente y diligente, encaminados a la búsqueda, obtención, conocimiento y evaluación de toda la información relevante disponible, de manera tal que el precio que se determine refleje los montos que razonablemente se recibirían por su venta.

*Periodicidad de la Valoración y del Registro Contable*

La valoración de las inversiones se debe efectuar diariamente, a menos que en otras disposiciones se indique una frecuencia diferente.

Los registros contables necesarios para el reconocimiento de la valoración de las inversiones se deben efectuar con la misma frecuencia prevista para la valoración.

Las inversiones de los fondos mutuos de inversión y de los fideicomisos administrados por sociedades fiduciarias distintos de los patrimonios autónomos o de los encargos fiduciarios constituidos para administrar recursos pensionales de la seguridad social y de los fondos comunes de inversión ordinarios y de los fondos comunes de inversión especiales, se deben valorar por lo menos en forma mensual y sus resultados ser registrados con la misma frecuencia. No obstante, si los plazos de rendición de cuentas son menores, se deben acoger a éstos.

*Reclasificación de las Inversiones*

Para que una inversión pueda ser mantenida dentro de una cualquiera de las categorías de clasificación de que trata el capítulo I de la Circular Externa 100 , el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversiones de la que forme parte. En cualquier tiempo, la Superintendencia puede ordenar a la entidad vigilada la reclasificación de un valor o título, cuando quiera que éste no cumpla con las características propias de la clase en la que pretenda ser clasificado o dicha reclasificación sea requerida para lograr una mejor revelación de la situación financiera del inversionista.

## Cuadro 3. Clasificación, valorización y contabilización de los diferentes tipos de inversión

| Clasificación | Plazo | Características | Valoración | Contabilización |
|---|---|---|---|---|
| Negociables | Corto plazo | Títulos adquiridos con el propósito de obtener utilidades por las fluctuaciones del precio. | Utilizan los precios justos de intercambio, tasas de referencia y/o márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia. | La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior se registra como mayor o menor valor de la inversión y su contrapartida afecta los resultados del periodo.<br>A partir del 12 de junio de 2007, en cumplimiento con la Circular Externa 014 de 2007 de la Superintendencia Financiera de Colombia, las inversiones se valoran a precios de mercado, a partir del mismo día de su adquisición, por tanto, la contabilización de los cambios entre el costo de adquisición y el valor de mercado de las inversiones se realiza a partir de la fecha de compra. |
| Para mantener hasta el vencimiento | Hasta su vencimiento | Títulos respecto de los cuales la Corporación tiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos hasta el vencimiento de su plazo de maduración. | En forma exponencial a partir de la tasa interna de retorno calculada en el momento de la compra. | El valor presente se contabiliza como un mayor valor de la inversión y su contrapartida se registra en los resultados del período. |
| Disponibles para la venta-títulos de deuda | Un año | Cumplido el año, el primer día hábil siguiente pueden reclasificar en las anteriores categorías. | Utilizan los precios justos de intercambio, tasas de referencia y márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia. | Los cambios que se presenten en estos valores o títulos de baja o mínima bursatilidad o sin ninguna cotización se contabilizan de acuerdo con el siguiente procedimiento:<br>➤ La diferencia entre el valor presente del día de la valoración y el inmediatamente anterior se registra como un mayor valor de la inversión con abono a cuentas de resultados.<br>➤ La diferencia entre el valor de mercado y el valor presente se registra como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio |
| Disponibles para la venta-títulos participativos | Sin | Con baja o mínima bursatilidad, que no tienen cotización, títulos que mantiene la Corporación en su calidad de controlante o matriz. | Las inversiones en títulos participativos se valoran de acuerdo con el índice de bursatilidad que mantengan en la fecha de valoración, así:<br>Baja o mínima bursatilidad o sin ninguna cotización se valoran mensualmente y se aumentan o disminuyen en el porcentaje de participación de las variaciones patrimoniales, subsecuentes a la adquisición de la inversión, calculadas con base en los últimos estados financieros certificados.<br>Dichos estados no pueden ser anteriores a seis (6) meses contados desde la fecha de la valoración, o los más recientes, cuando sean conocidos y dictaminados. | Baja o mínima bursatilidad o sin ninguna cotización<br>➤ La diferencia entre el valor de mercado o valor de la inversión actualizado y el valor por el cual se encuentra registrada la inversión, se contabiliza, así:<br>Si es superior, en primera instancia disminuye la provisión o desvalorización hasta agotarla y el exceso se registra como superávit por valorización.<br>Si es Inferior, afecta el superávit por valorización hasta agotarlo y el exceso se registra como una desvalorización.<br>➤ Cuando los dividendos o utilidades se reparten en especie, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registra como ingreso la parte que ha sido contabilizada como superávit por valorización, con cargo a la inversión y se revierte dicho superávit. Cuando los dividendos o utilidades se reparten en efectivo, se registra como ingreso el valor contabilizado como superávit por valorización, revirtiendo dicho superávit y el monto de los dividendos que excede el mismo se contabiliza como un menor valor de la inversión.<br>Alta y media bursatilidad<br>Disponibles para la venta<br>La actualización del valor de mercado de los títulos de alta o media bursatilidad o que se coticen en bolsas del exterior internacionalmente reconocidas, se contabiliza como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio, con abono o cargo a la inversión.<br>Los dividendos o utilidades que se reparten en especie o en efectivo, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registran como ingreso hasta el monto que le corresponde al inversionista sobre las utilidades o revalorización del patrimonio del emisor contabilizadas por éste desde la fecha de adquisición de la inversión, con cargo a cuentas por cobrar. |
| Negociables títulos participativos | | | Media bursatilidad, se valoran diariamente con base en el precio promedio determinado y publicado por las bolsas de valores, en las que se negocie. Dicho valor corresponde al precio promedio ponderado por la cantidad transada en los últimos cinco (5) días en los que haya habido negociaciones.<br>Alta bursatilidad, se valoran diariamente con base en el último precio promedio ponderado diario de negociación publicado por la bolsa de valores. | Negociable<br>Se contabiliza como una ganancias o pérdidas dentro de el Estado de Resultados, con abono o cargo a la inversión. |

Las entidades vigiladas pueden reclasificar sus inversiones de conformidad con las siguientes disposiciones:

***Reclasificación de las inversiones para mantener hasta el vencimiento a inversiones negociables***

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones para mantener hasta el vencimiento a la categoría de inversiones negociables cuando ocurra una cualquiera de las siguientes circunstancias:

- Deterioro significativo en las condiciones del emisor, de su matriz, de sus subordinadas ó de sus vinculadas.
- Cambios en la regulación que impidan el mantenimiento de la inversión.
- Procesos de fusión que conlleven la reclasificación o la realización de la inversión, con el propósito de mantener la posición previa de riesgo de tasas de interés o de ajustarse a la política de riesgo crediticio previamente establecida por la entidad resultante.
- Otros acontecimientos no previstos en los literales anteriores, previa autorización de la superintendencia respectiva.

***Reclasificación de las inversiones disponibles para la venta a inversiones negociables o a inversiones para mantener hasta el vencimiento***

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones disponibles para la venta a cualquiera de las otras dos categorías cuando:

- Se cumpla el plazo previsto en el numeral 3.3 del Capítulo 1 de la Circular Básica Contable y Financiera 100 de 1995.
- El inversionista pierda su calidad de matriz o controlante, si este evento involucra la decisión de enajenación de la inversión o el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio, a partir de esa fecha.
- Se presente alguna de las circunstancias previstas en el numeral 4.1 del Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995.

Cuando las inversiones para mantener hasta el vencimiento o inversiones disponibles para la venta se reclasifiquen a inversiones negociables, se deben observar las normas sobre valoración y contabilización de estas últimas. En consecuencia, las ganancias o pérdidas no realizadas se deben reconocer como ingresos o egresos el día de la reclasificación.

En los eventos en los que se reclasifique una inversión, la entidad de que se trate debe comunicar a la respectiva superintendencia la reclasificación efectuada, a más tardar dentro de los diez (10) días comunes siguientes a la fecha de la misma, indicando las razones que justifican tal decisión y precisando sus efectos en el estado de resultados.

Los valores o títulos que se reclasifiquen con el propósito de formar parte de las inversiones negociables, no pueden volver a ser reclasificados.

***Provisiones o pérdidas por calificación de riesgo crediticio***

El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en cada fecha de valoración con fundamento en la calificación de riesgo crediticio, de conformidad con las siguientes disposiciones.

Salvo en los casos excepcionales que establezca la Superintendencia, no estarán sujetos a las disposiciones de este numeral los valores o títulos de deuda pública interna o externa emitidos o avalados por la Nación, los emitidos por el Banco de la República y los emitidos o garantizados por el Fondo de Garantías de Instituciones Financieras - FOGAFÍN.

***Valores o Títulos de Emisiones o Emisores que cuenten con Calificaciones Externas***

Los valores o títulos de deuda que cuenten con una o varias calificaciones otorgadas por calificadoras externas reconocidas por la Superintendencia Financiera, o los valores o títulos de deuda emitidos por entidades que se encuentren calificadas por éstas, no pueden estar contabilizados por un monto que exceda los siguientes porcentajes de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración:

| Calificación largo plazo | Valor máximo (%) | Calificación Corto plazo | Valor máximo (%) |
|---|---|---|---|
| BB+,BB,BB- | Noventa (90) | 3 | Noventa (90) |
| B+,B,B- | Setenta (70) | 4 | Cincuenta (50) |
| CCC | Cincuenta (50) | 5 y 6 | Cero (0) |
| DD,EE | Cero (0) | - | - |

***Valores o Títulos de Emisiones o Emisores no Calificados***

Para los valores o títulos de deuda que no cuenten con una calificación externa, para valores o títulos de deuda emitidos por entidades que no se encuentren calificadas o para valores o títulos participativos, el monto de las provisiones se debe determinar con fundamento en la metodología que para el efecto determine la entidad inversionista. Dicha metodología debe ser aprobada de manera previa por la Superintendencia que ejerza vigilancia sobre la respectiva entidad.

Las entidades inversionistas que no cuenten con una metodología interna aprobada para la determinación de las provisiones a que hace referencia el presente numeral, se deben sujetar a lo siguiente:

| Categoría | Riesgo | Características | Provisiones |
|---|---|---|---|
| A | Normal | Cumplen con los términos pactados en el valor o título y cuentan con una adecuada capacidad de pago de capital e intereses. | No procede. |
| B | Aceptable | Corresponde a emisiones que presentan factores de incertidumbre que podrían afectar la capacidad de seguir cumpliendo adecuadamente con los servicios de la deuda. Así mismo, sus estados financieros y demás información disponible, presentan debilidades que pueden afectar su situación financiera. | El valor neto no puede ser superior al ochenta por ciento (80%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda, y del costo de adquisición en el caso de títulos participativos. |
| C | Apreciable | Corresponde a emisiones que presentan alta o media probabilidad de incumplimiento en el pago oportuno de capital e intereses. De igual forma, sus estados financieros y demás información disponible, muestran deficiencias en su situación financiera que comprometen la recuperación de la inversión. | El valor neto no puede ser superior al sesenta por ciento (60%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos. |
| D | Significativo | Corresponde a aquellas emisiones que presentan incumplimiento en los términos pactados en el título, así como sus estados financieros y demás información disponible presentan deficiencias acentuadas en su situación financiera, de suerte que la probabilidad de recuperar la inversión es altamente dudosa. | El valor neto no puede ser superior al cuarenta por ciento (40%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos. |
| E | Incobrable | Emisores que de acuerdo con sus estados financieros y demás información disponible se estima que la inversión es incobrable. Así mismo, si no se cuenta con los estados financieros con menos de seis (6) meses contados desde la fecha de la valoración. | El valor de estas inversiones debe estar totalmente provisionado. |

(e) <u>Aceptaciones y Derivativos</u>

***Aceptaciones Bancarias***

Registra el valor de las aceptaciones bancarias creadas por la Corporación por cuenta de sus clientes y las creadas por cuenta de ésta por sus corresponsales. Igualmente registra los contratos celebrados por la Corporación, de operaciones con derivados, tales como forwards, carrusel o futuros, swaps y opciones.

Las aceptaciones bancarias tienen un plazo de vencimiento hasta de un (1) año y solo podrán originarse en transacciones de importación y exportación de bienes o compraventa de bienes muebles en el interior.

En el momento de aceptación de letras, su valor es contabilizado simultáneamente en el activo y pasivo, como "aceptaciones bancarias en plazo" y si al vencimiento no son presentadas para su cobro, se clasifican bajo el título "aceptaciones bancarias después del plazo". Si al realizarse el pago no han sido cubiertas por el adquiriente de las mercaderías, se reclasifican a la cuenta de préstamos, "aceptaciones bancarias cubiertas".

Después del vencimiento las aceptaciones bancarias están sujetas al encaje fijado para exigibilidades a la vista y antes de treinta (30) días.

***Derivados***

La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación efectúa la valorización y contabilización de los derivados diariamente.

Formalización de las Operaciones de Derivados:

- Los derivados son operaciones financieras que se ejercen en un futuro, cuyas condiciones son determinadas por las partes que intervienen en ellas, y que se formalizan en un contrato o en una carta de compromiso debidamente suscrito y que debe contener en forma expresa, cuando menos, los derechos y obligaciones que le atañen a cada una de las partes involucradas en la operación, así como las condiciones de modo, tiempo y lugar para su cumplimiento, refrendados por los funcionarios autorizados para el efecto, salvo cuando se trata de operaciones realizadas a través de una Bolsa de Valores o de Futuros sometida a vigilancia estatal, en cuyo caso se atiende la reglamentación propia de la Bolsa.
- En el caso de las operaciones carrusel, las partes que intervienen en cada uno de los tramos de dicha operación suscriben un contrato o carta de compromiso.
- Con la circular 18 de 2007 se excluyen las operaciones simultáneas del grupo de derivados; sin embargo, su reclasificación opera a partir de enero 1 de 2008.

***Riesgos Existentes cuando se hacen Operaciones con Derivados***

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

***Riesgo de Solvencia***

Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

***Riesgo de Mercado***

Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general

más complejas y menos conocidas que las de productos financieros más tradicionales.

*Riesgo de Contraparte*

A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero negociado, generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de ésta pérdida se conoce como riesgo de contraparte.

*Riesgos Operacionales*

Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los contratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

*Riesgo Jurídico*

El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su exigibilidad; no existe una forma estándar para cuantificar este riesgo.

*Parámetros escogidos para la Valoración*

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones.

Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desean modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia Financiera con una antelación cuando menos de un mes.

*Límite en Tiempo para realizar Operaciones con Derivados*

Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contados entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

El Gobierno Nacional promulgó una reforma integral a la reglamentación de las operaciones con derivados y productos estructurados mediante los Decretos 1796, 1797 y 1121 de 2008, con base en esto la Superintendencia Financiera de Colombia, expidió la circular 025 el 26 de junio de 2008 en la que imparte las instrucciones relativas a la implementación de la reforma y ajusta la normatividad contenida en el capítulo XVIII de la circular 100 Básica Contable y Financiera, estas normas tendrán aplicación en el segundo semestre de 2008 .

**(f) <u>Bienes Realizables y Recibidos en Dación de Pago</u>**

Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de créditos a su favor.

Los bienes recibidos en dación de pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

Los bienes recibidos en dación de pago representados en títulos valores se valoran y contabilizan de acuerdo con lo estipulado en el Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995, sobre inversiones.

Para el registro de los bienes recibidos en dación de pago se tienen en cuenta las siguientes condiciones:

- El registro inicial se realiza de acuerdo con el valor determinado en la adjudicación judicial o el acordado con los deudores.

- Cuando el bien recibido en dación de pago no se encuentra en condiciones de enajenación, su costo se incrementa con los gastos necesarios en que se incurre para la venta.

- Si entre el valor por el cual se recibe el bien y el valor del crédito a cancelar resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar; en caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

(g) **Provisión Bienes Realizables y Recibidos en Dación de Pago**

Las provisiones individuales para los bienes inmuebles son constituidas aplicando el modelo desarrollado por la Corporación y aprobado por la Superintendencia Financiera. El modelo estima la máxima pérdida esperada en la venta de los bienes recibidos en dación de pago, de acuerdo con su historia de recuperaciones sobre los bienes vendidos, la inclusión de gastos incurridos en el recibo, sostenimiento y venta de los mismos y la agrupación de éstos en categorías comunes para estimar la tasa base de provisión. Esta tasa se ajustará mensualmente hasta alcanzar el ochenta por ciento (80%) de provisión.

Para los bienes muebles se constituye dentro del año siguiente de la recepción del bien una provisión equiva-lente al treinta y cinco por ciento (35%) del costo de adquisición del bien recibido en pago, la cual debe incrementarse en el segundo año en un treinta y cinco por ciento (35%) adicional hasta alcanzar el setenta por ciento (70%) del valor en libros del bien recibido en pago antes de provisiones.

Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del cien por ciento (100%) del valor restante en libros. En caso de concederse prórroga el treinta por ciento (30%) de la provisión podrá constituirse en el término de la misma.

En relación con las provisiones de los BRDP muebles que correspondan a títulos de inversión, éstas se constituyen bajo los criterios establecidos en el capítulo I de la Circular Básica Contable y Financiera 100 de 1995.

(h) **Propiedades y Equipo**

Registra los activos tangibles adquiridos, construidos o en proceso de importación, construcción o montaje que se utilizan en forma permanente en el desarrollo del giro del negocio y cuya vida útil excede de un (1) año. Incluye los costos y gastos directos e indirectos causados hasta el momento en que el activo se encuentra en condiciones de utilización.

Las adiciones, mejoras y reparaciones extraordinarias que aumenten significativamente la vida útil de los activos, se registran como mayor valor y los desembolsos por mantenimiento y reparaciones que se realicen para la conservación de estos activos se cargan a gastos, a medida que se causan.

La depreciación se registra utilizando el método de línea recta y de acuerdo con el número de años de vida útil estimado de los activos. Las tasas anuales de depreciación para cada rubro de activos son:

| | |
|---|---|
| Edificios | 5% |
| Muebles y equipos | 10% |
| Equipo de computación | 20% |
| Vehículos | 20% |

(i) **Sucursales y Agencias**

Registra el movimiento de las operaciones que se realizan entre la Dirección General y las Agencias.

Los saldos se concilian mensualmente y las partidas que resultan pendientes se regularizan en un plazo no mayor de treinta (30) días calendario.

Al cierre contable se reclasifican los saldos netos, que reflejan las subcuentas de sucursales y agencias, a las cuentas activas o pasivas y se reconocen los ingresos y gastos respectivos.

(j) <u>Gastos Pagados por Anticipado</u>

Los gastos anticipados corresponden a erogaciones en que incurre la Corporación en el desarrollo de su actividad, cuyo beneficio se recibe en varios períodos, pueden ser recuperables y suponen la ejecución sucesiva de los servicios a recibir.

La amortización se realiza de la siguiente manera:

- Los intereses se causan durante el período prepagado.
- Los seguros durante la vigencia de la póliza.
- El mantenimiento de equipos y programas para computador durante la vigencia del contrato.
- El seguro de conexión durante el período en que se reciben los servicios.
- Los otros gastos anticipados durante el período en que se reciben los servicios o se causan los costos o gastos.

**(k) <u>Cargos Diferidos</u>**

Los cargos diferidos corresponden a costos y gastos, que benefician períodos futuros y no son susceptibles de recuperación. La amortización se reconoce a partir de la fecha en que contribuyen a la generación de ingresos.

- Las remodelaciones en un período no mayor a dos (2) años.
- Programas para computador en un período no mayor a tres (3) años, sin embargo, cuando se trate de programas de avanzada tecnología que constituyan una plataforma global que permita el crecimiento futuro de la entidad acorde con los avances del mercado y cuyos costos de desarrollo o adquisición superen el 30% del patrimonio técnico de la respectiva entidad, incluido el hardware, previo concepto de la Superintendencia Financiera, se podrá diferir a cinco (5) años a partir del momento en que cada producto inicia su etapa productiva, mediante un programa gradual y ascendente con porcentajes del 10%, 15%, 20%, 25% y 30%, respectivamente, o mediante alícuotas iguales.
- Los gastos incurridos en investigación y desarrollo de estudios y proyectos serán diferibles, siempre que los gastos atribuibles se puedan identificar separadamente y su factibilidad técnica esté demostrada, su amortización se hará en un período no mayor de dos (2) años.

  Los cargos diferidos por concepto de mejoras a propiedades tomadas en arrendamiento, se amortizarán en el período menor entre la vigencia del respectivo contrato (sin tener en cuenta las prórrogas) y su vida útil probable.
- Útiles y papelería de acuerdo con el consumo real.
- El impuesto predial durante la vigencia fiscal prepagada.
- Los cargos diferidos por concepto de publicidad y propaganda se amortizarán durante un período igual al establecido para el ejercicio contable, vale decir, durante tres (3) meses si el ejercicio es trimestral, durante seis (6) si es semestral, o durante doce (12) meses si el ejercicio es anual, siempre y cuando las erogaciones excedan de veinte (20) salarios mínimos mensuales. Sin embargo, tratándose de gastos de publicidad y propaganda que correspondan a campañas de promoción que se realicen con ocasión de la constitución de la Entidad o que tengan su origen en el lanzamiento de productos nuevos

o en el cambio de marca o de nombre de la institución o de sus productos, el período de amortización no podrá exceder del término de tres (3) años; en todo caso solamente podrán diferirse durante el período aludido los gastos que se efectúen dentro de los seis (6) meses siguientes a la ocurrencia de las situaciones referidas.

Los desembolsos correspondientes a publicidad y propaganda ocasionales, independientemente de su cuantía, no serán susceptibles de diferir.

- Contribuciones y afiliaciones, durante el correspondiente período prepagado.
- Comisiones pagadas por productos derivados durante el período del contrato.
- Los otros conceptos se amortizan durante el período estimado de recuperación de la erogación o de obtención de los beneficios esperados.

**(l) Derechos en Fideicomisos**

Contabilizados dentro de otros activos, comprende los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo al acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

**(m) Valorizaciones**

***Activos objeto de valorización:***

- Inversiones disponibles para la venta en títulos participativos.
- Propiedades y equipo, específicamente inmuebles.
- Bienes de arte y cultura

***Contabilización:***

Las inversiones disponibles para la venta en títulos participativos, en el evento en que el valor de la inversión actualizado con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización.

Las valorizaciones de bienes raíces se determinan al enfrentar el costo neto de los inmuebles con el valor de los avalúos comerciales efectuados por personas o firmas de reconocida especialidad e independencia.

En el evento de presentarse desvalorización, atendiendo la norma de la prudencia, para cada inmueble individualmente considerado, se constituye provisión.

La valorización de bienes de arte y cultura se registra teniendo en cuenta el estado de conservación de las obras, su originalidad, el tamaño, la técnica y la cotización de obras similares.

Las valorizaciones de bienes recibidos en pago se registran en cuentas de orden.

**(n) Ingresos Anticipados**

Los ingresos anticipados corresponden a comisiones recibidas por anticipado, las cuales se amortizan con base a su causación, igualmente en este rubro se registran las utilidades en ventas de bienes a crédito, las cuales se causan al ingreso a medida que se van recaudando.

**(ñ) Pensiones de Jubilación**

Se aplica lo establecido en el Decreto 1517 del 4 de agosto de 1998, que permite incrementar anualmente el porcen-

taje amortizado del cálculo actuarial. La provisión anual se aumenta en forma racional y sistemática, de manera que al 31 de diciembre del año 2010 se amortice el cien por ciento (100.0%) del cálculo correspondiente. A partir de entonces, se mantendrá la amortización en dicho porcentaje. En el caso de la Corporación el cálculo actuarial se encuentra totalmente amortizado.

Los pagos de pensiones de jubilación se cargan contra la provisión constituida.

**(o) Impuesto de Renta**

El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes.

**(p) Pasivos Estimados y Provisiones**

La Corporación registra provisiones para cubrir pasivos estimados, teniendo en cuenta que:

- Exista un derecho adquirido y en consecuencia, una obligación contraída,
- El pago sea exigible o probable y
- La provisión sea justificable, cuantificable y verificable

Igualmente, registra los valores estimados por los conceptos de impuestos y contribuciones y afiliaciones.

**(q) Conversión de Transacciones en Moneda Extranjera**

Las operaciones en moneda extranjera diferentes al dólar, son convertidas a dólares americanos, para luego reexpresarlas a pesos colombianos, al tipo de cambio de la tasa representativa del mercado calculada el último día hábil del mes. Al 30 de junio de 2008 y 31 de diciembre de 2007 las tasas fueron de $ 1,923.02 y $2,014.76 respectivamente. (Cifras en pesos colombianos).

**(r) Reconocimiento de Ingresos por Rendimientos Financieros**

Los ingresos por rendimientos financieros y otros conceptos se reconocen en el momento en que se causan, excepto los originados en:

Créditos calificados en "C" riesgo apreciable o en categorías de mayor riesgo, o cuando cumplan noventa y un (91) días para comercial y sesenta y un (61) días para consumo y microcrédito.

Estos rendimientos financieros se controlan en cuentas contingentes deudoras y se registran como ingreso, cuando son efectivamente recaudados.

Tratándose de capitalización de intereses su registro se hace en la cuenta de abono diferido y los ingresos se reconocen en la medida en que se recauden efectivamente.

**(s) Cuentas Contingentes**

En estas cuentas se registran las operaciones mediante las cuales la Corporación adquiere un derecho o asume una obligación cuyo surgimiento está condicionado a que un hecho se produzca o no, dependiendo de factores futuros, eventuales o remotos. Dentro de las contingencias deudoras se registra los rendimientos financieros a partir del momento en que se suspenda la causación en las cuentas de cartera de créditos.

**(t) Cuentas de Orden**

En estas cuentas se registran las operaciones realizadas con terceros que por su naturaleza no afectan la situación financiera de la Corporación.

Así mismo, se incluyen las cuentas de orden fiscales donde se registran las cifras para la elaboración de las declaraciones tributarias; igualmente, incluye aquellas cuentas de registro utilizadas para efectos fiscales, de control interno o información gerencial.

**(u) Utilidad Neta por Acción**

Para determinar la utilidad neta por acción, la Corporación utiliza el promedio ponderado de las acciones suscritas por el tiempo en circulación de las mismas durante el período contable. Al 30 de junio de 2008 y 31 de diciembre de 2007, el promedio ponderado de las acciones en circulación fue de 166,826,708.76 y 165,381,738.00 respectivamente.

**(v) Estado de Flujos de Efectivo**

Tal como lo dispone el Artículo 120 del Decreto 2649, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año y el efectivo provisto por las actividades de operación.

**(w) Principales diferencias entre las Normas Especiales y las Normas de Contabilidad Generalmente Aceptadas en Colombia**

Las normas contables especiales establecidas por la Superintendencia Financiera presentan algunas diferencias con las normas de contabilidad generalmente aceptadas en Colombia, como las siguientes:

***Propiedades, Planta y Equipo***

Las normas de contabilidad generalmente aceptadas determinan que al cierre del período el valor neto de las propiedades, planta y equipo, cuyo valor ajustado supere los veinte (20) salarios mínimos legales mensuales, se debe ajustar a su valor de realización o a su valor presente, registrando las valorizaciones y provisiones que sean necesarias, mientras que las normas especiales no presentan condiciones para esta clase de activos.

***Prima en Colocación de Acciones***

La norma especial establece que la prima en colocación de acciones se registra como parte de la reserva legal, mientras que la norma generalmente aceptada indica que se contabilice por separado dentro del patrimonio.

**(3) Fusión Corporación Financiera Colombiana - Proyectos de Energía S. A.**

La Asamblea General de Accionista aprobó esta fusión el 1 de octubre de 2007, cuyo compromiso se encuentra registrado en el Acta No. 066 de la misma fecha. Con la resolución número 2174 de diciembre 12 de 2007, la Superintendencia Financiera de Colombia, no objetó la fusión de la Corporación Financiera Colombiana S.A. (absorbente) y Proyectos de Energía S.A. (absorbida).

El 26 de diciembre de 2007, con la escritura No. 10410 de la notaría 71 de Bogota se formalizó la fusión de la Corporación Financiera Colombiana S.A. (absorbente) y Proyectos de Energía S.A. (absorbida). Las principales cifras de la entidad absoribida son: Activos $176,155.1, Pasivos $937.8, Patrimonio $175,217.3.

Las cifras del balance al 31 de diciembre de 2007 corresponden a las cifras fusionadas de la entidad absorbida.

**(4) Disponible**

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Moneda legal** | | |
| Banco de la República | $62,222.2 | 55,383.7 |
| Bancos y otras entidades financieras | 63,452.9 | 32,510.5 |
| | 125,675.1 | 87,894.2 |
| **Moneda extranjera** | | |
| Caja | 6.3 | 6.4 |
| Banco de la República | 12.0 | 12.6 |
| Bancos y otras entidades financieras | 282.9 | 530.9 |
| | 301.2 | 549.9 |
| | 125,976.3 | 88,444.1 |
| **Provisión** | (69.6) | (7.0) |
| | $125,906.7 | 88,437.1 |

No existían otras restricciones sobre el disponible adicionales al encaje depósitado en Banco de la República.

La provisión registrada correspondía a notas débito pendientes de contabilizar superiores a 30 días al 30 de junio por $69.6 y 31 de diciembre por $7.0. Al 31 diciembre de 2007 se reintegró provisión por $47.2.

## (5) Fondos Interbancarios Vendidos

| | Junio 2008 | | Diciembre 2007 | |
|---|---|---|---|---|
| | Saldo | Tasa (%) | Saldo | Tasa (%) |
| Inversiones en operaciones simultaneas | $40,866.9 | 6.82 * | - | - |
| Operaciones Over Night | 127,159.9 | 3.75 ** | 167,043.8 | 4.0 ** |
| | $168,026.8 | | 167,043.8 | |

* Corresponde a la tasa promedio ponderada de las operaciones vigentes en moneda legal al corte del período.

** Corresponde a la tasa promedio ponderada de las operaciones vigentes en moneda extranjera al corte del período.

Nota: los montos anteriores no están sujetos a restricciones ni limitaciones.

En caso de presentarse incumplimiento la Corporación se encuentra respaldada con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes a los semestres al 30 de junio de 2008 y 31 de diciembre de 2007 no se presentaron incumplimientos.

## (6) Inversiones

| | Junio 2008 | Diciembre 2008 |
|---|---|---|
| **NEGOCIABLES EN TÍTULOS DE DEUDA** | | |
| **Títulos de deuda pública interna emitidos o garantizados por la Nación:** | | |
| Títulos de Tesorería | $90,772.6 | 84,384.5 |
| Bonos de Solidaridad para la Paz | 14.2 | 3,515.2 |
| Bono Emcali | 18,666.3 | 19,487.5 |
| Títulos de Reducción de Deuda | - | 13,520.2 |
| Títulos de Devolución de Impuestos TIDIS | 1,658.5 | - |
| TES Ley 546 | 38.9 | 47.5 |
| | 111,150.5 | 120,954.9 |
| **Títulos de deuda pública externa emitidos o garantizados por la Nación:** | | |
| Bonos República de Colombia | 45,668.3 | 29,505.6 |
| **Títulos emitidos, avalados o garantizados por FOGAFIN** | 538.8 | 535.7 |
| **Títulos emitidos por el Banco de la República** | 12.5 | - |
| **Bonos hipotecarios** | | |
| Banco Davivienda | 49.9 | 203.8 |
| **Títulos de contenido crediticio derivados de procesos de titularización de subyacentes distintos de cartera hipotecaria** | | |
| Patrimonio autónomo Fiduciaria Davivienda Títulos | 58.8 | 60.0 |
| Fideicomiso Titularización Cementos Andinos | 35,094.8 | 36,421.6 |
| | 35,153.6 | 36,481.6 |
| **Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:** | | |
| Certificados de depósito a término | 22,414.4 | 1,667.7 |
| Bonos Leasing Colombia | 11,053.5 | - |
| Bono Corfinsura | 279.5 | 279.0 |
| Bonos Leasing de Occidente | 139.7 | 139.9 |
| Bonos Leasing Corficolombiana | 409.1 | 407.0 |
| Bono BBVA | - | 24,637.1 |
| | 34,296.2 | 27,130.7 |
| **Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:** | | |
| Bono IPC Bavaria | - | 1,692.4 |
| Bono IPC 365 EPSA | 160.1 | - |
| Bono IPC Codensa | - | 493.1 |
| Bono IPC ISA | 139.2 | 1,745.6 |
| Bono IPC Alquería | 2,657.5 | 2,658.6 |
| Pagare Coviandes S.A. | 6,924.9 | 6,411.3 |
| | 9,881.7 | 13,001.0 |
| **Títulos emitidos, avalados, garantizados o aceptados por gobiernos extranjeros** | | |
| Bonos Treasury | 3,770.7 | - |
| **Total Inversiones Negociables Títulos de Deuda** | $240,522.2 | $227,813.3 |
| **PARA MANTENER HASTA EL VENCIMIENTO** | | |
| **Títulos de deuda pública interna emitidos o garantizados por la Nación** | | |
| Títulos de Reducción de Deuda | - | 40,191.8 |
| **Títulos emitidos, avalados o garantizados por Bancos del exterior** | | |
| Avantel | - | 282.1 |
| Otros títulos de deuda pública | - | 994.3 |
| **Total para Mantener hasta el Vencimiento** | - | 41,468.2 |
| **DISPONIBLES PARA LA VENTA EN TÍTULOS DE DEUDA** | | |
| **Títulos de deuda pública externa emitidos o garantizados por la Nación** | | |
| Títulos de Tesorería | 98,512.9 | 42,847.9 |

*Continúa* —►

## (6) **Inversiones** *(Continuación)*

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Otros títulos de deuda pública** | | |
| Bono IPC Acueducto de Bogotá | - | 1,709.5 |
| **Títulos de contenido crediticio derivados de procesos de titularización de cartera hipotecaria** | | |
| Tips Titularizadora Colombiana | 9,222.0 | 9,944.1 |
| **Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:** | | |
| Certificados de Depósito a Término | 33,111.6 | 62,399.9 |
| Bono Bancolombia | 24,862.4 | 9,609.4 |
| Bono Leasing Colombia | 16,031.6 | 29,700.6 |
| Bono Leasing de Occidente | 5,043.7 | 32,655.8 |
| **Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:** | | |
| Bono Surenting S.A. | 3,506.2 | 3,568.4 |
| Bono Leasing Corficolombiana S.A. | 2,273.1 | 2,177.1 |
| Bono subordinado IPC BBVA | 15,190.2 | 15,158.6 |
| Bono subordinado IPC - Leasing de Occidente S.A. | 6,357.8 | 6,348.8 |
| Bono Banco Centro Americano Integración Económica | 4,312.3 | 4,490.0 |
| Tips Titularizadora Colombiana | 56,597.6 | 43,263.6 |
| | 167,286.5 | 209,372.2 |
| **Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:** | | |
| Bonos Obligatoriamente Convertibles en Acciones | 1,122.9 | 1,766.5 |
| Bono IPC Alquería | 5,315.0 | 5,317.1 |
| Bonos IPC ISA | - | 169.4 |
| Bono IPC NQS | 1,332.3 | 1,468.3 |
| Notas Patrimonio Fiduciaria Corficolombiana | - | 3,742.8 |
| Bono EEB Internacional | 34,888.3 | 20,898.4 |
| Bono TGI Internacional | 20,815.6 | 10,756.3 |
| | 63,474.1 | 44,118.8 |
| **Total disponibles para la venta títulos de deuda** | $338,495.5 | $307,992.5 |
| **DERECHOS DE RECOMPRA DE INVERSIONES** | | |
| **Negociables en Títulos de Deuda** | | |
| **Títulos de deuda pública interna emitidos o garantizados por la Nación:** | | |
| Títulos de Tesorería | $7,855.0 | $47,199.4 |
| Bonos de Solidaridad para la Paz | 2,687.0 | 247.2 |
| Títulos de Reducción de Deuda | 35,876.3 | 20,522.7 |
| | 46,418.3 | 67,969.3 |
| **Títulos de deuda pública externa emitidos o garantizados por la Nación:** | | |
| Títulos de Tesorería | - | 15,667.7 |
| **Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:** | | |
| Certificados de depósito a término | 5,154.2 | - |
| Bonos Bancoldex | - | 12,073.3 |
| | 5,154.2 | 12,073.3 |
| **PARA MANTENER HASTA EL VENCIMIENTO** | | |
| **Títulos de deuda pública interna emitidos o garantizados por la Nación** | | |
| Títulos de Reducción de Deuda | 52,663.8 | 9,780.5 |
| Otros títulos de deuda pública: | | |
| Títulos de Desarrollo Agropecuario: | | |
| Clase "A" | 12,988.1 | 12,592.9 |
| Clase "B" | 22,184.7 | 20,517.2 |
| | 35,172.8 | 33,110.1 |

*Continúa* →

## (6) Inversiones *(Continuación)*

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **DISPONIBLES PARA LA VENTA EN TÍTULOS DE DEUDA** | | |
| **Títulos de deuda pública interna emitidos o garantizados por la Nación:** | | |
| Títulos de Tesorería | 268.334.7 | 318.436.4 |
| **Otros títulos de deuda pública:** | | |
| Bono IPC Acueducto de Bogotá | 1.817.5 | - |
| **Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:** | | |
| Bono Leasing Colombia | 22,090.4 | 19,095.8 |
| Bono Subordinado Leasing de Occidente S.A. | - | 202.6 |
| Bono Leasing de Occidente S.A. | 7,361.9 | - |
| Bono Leasing Corficolombiana S.A. | 1,029.2 | - |
| CDT Banco Red Colpatria | 4,051.5 | - |
| CDT IPC Banco Davivienda | 700.2 | 861.9 |
| CDT Leasing de Crédito | 509.6 | 617.7 |
| | 35.742.8 | 20.778.0 |
| **Títulos emitidos entidades no vigiladas por la Superintendencia Financiera:** | | |
| Bono IPC ISA | 172.9 | - |
| **TOTAL DERECHOS DE RECOMPRA DE INVERSIONES** | $445.477.0 | $477.815.3 |

**Negociables - Títulos Participativos**

| | Junio 2008 | | |
|---|---|---|---|
| | **Capital social** | **% participación** | **Valor de mercado** |
| **En el Sector Financiero** | | | |
| Banco de Occidente S.A. | $4,110.8 | 0.26 | $6,233.7 |
| **En Fondos Comunes Ordinarios** | | | 52.337.8 |
| | | | $58.571.5 |

| | Diciembre 2007 | | |
|---|---|---|---|
| | **Capital social** | **% participación** | **Valor de mercado** |
| **En entidades del Sector Real** | | | |
| Mineros S.A. | $158,9.0 | 6.98 | $44,646.8 |
| **En el Sector Financiero** | | | |
| Banco de Occidente S.A. | $4,110.8 | 0.26 | 7.509.4 |
| | | | $52.156.2 |
| **En Fondos Comunes Ordinarios** | | | 35.960.6 |
| | | | $88.116.8 |

Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad

Junio 2008

| | Valor Patrimonio | (*) | Número de acciones | % de participación | Costo de adquisición | Costo ajustado | Valor de mercado | Valorización | Desvalorización | Provisión |
|---|---|---|---|---|---|---|---|---|---|---|
| Aerocali S.A. | 11,146.4 | 1 | 126,654 | 33.33% | 2,258.5 | 2,473.6 | 3,535.8 | 1,062.2 | - | - |
| Alimentos derivados de la Caña | 33,630.7 | 4 | 52,000 | 0.31% | 26.1 | 26.1 | 39.2 | 13.1 | - | - |
| Aquacultivos del Caribe S.A. | 8,092.9 | 6 | 106,000 | 5.47% | 658.8 | 477.4 | 477.4 | - | - | 477.4 |
| AV Villas (Acciones Preferenciales) | 586,757.7 | 2 | 20,763 | 0.01% | 27.5 | 76.8 | 46.9 | - | - | 29.9 |
| Banco Corficolombiana Panamá S.A. | USD$6 088.8 | 1 | 6,019,000 | 100.00% | 12,126.80 | 11,574.6 | 11,709.0 | 134.4 | - | - |
| Bladex S.A. | - | 1 | 2,070 | 0.00% | 40.4 | 39.5 | 73.7 | 34.2 | - | - |
| C.I. Yumbo S.A. | 26,127.1 | 3 | 11,001 | 0.10% | 12.7 | 11.3 | 19.6 | 8.3 | - | - |
| Cámara de Compensación de Divisas de Colombia S.A. | 1,668.1 | 3 | 79,687,500 | 3.19% | 79.7 | 79.7 | 53.2 | - | 26.5 | - |
| Cámara de Riesgo Central de Contraparte de Colombia S.A. (b) | - | - | 312,744,041 | - | 312.7 | 312.7 | - | - | - | - |
| Caribú Internacional S.A. | - | - | 782,278,588 | 0.00% | 782.3 | 782.3 | 782.3 | - | - | 782.3 |
| Casa de Bolsa Corficolombiana S.A. | 10,433.5 | 1 | 1,564,053 | 94.50% | 4,286.5 | 10,557.8 | 9,992.6 | - | 565.2 | - |
| Cine Colombia S.A. | 6,775.6 | 2 | 284,057 | 0.45% | 776.5 | 776.5 | 828.4 | 51.9 | - | - |
| Colombiana de Extrusión S.A. Extrucol | 17,608.1 | 2 | 315,420 | 20.00% | 2,526.0 | 1,784.8 | 3,545.8 | 1,761.0 | - | - |
| Colombiana de Licitaciones y Concesiones Ltda. | 30,657.9 | 2 | 1,964,422 | 99.99% | 16,836.1 | 20,437.2 | 30,657.9 | 10,220.7 | - | - |
| Colombina S.A. | 332,095.4 | 3 | 32,683,321 | 7.59% | 10,184.1 | 14,823.6 | 25,202.9 | 10,379.3 | - | - |
| Compañía Aguas de Colombia | 5,857.4 | 4 | 560,000 | 20.00% | 448.4 | 1,096.7 | 1,171.4 | 74.7 | - | - |
| Concesionaria Tibitoc S.A. | 45,136.8 | 3 | 9,086,933 | 33.33% | 12,799.5 | 9,822.7 | 14,571.7 | 4,749.0 | - | - |
| Corporación Andina de Fomento | US$4,211.2 | 3 | 12 | 0.00% | 287.2 | 168.3 | 285.5 | 117.2 | - | - |
| Coviandes S.A. | 113,925.1 | 4 | 68,002 | 0.25% | 237.4 | 92.8 | 272.9 | 129.0 | - | - |
| Deposito Central de Valores-Deceval | 52,186.1 | 1 | 16,781 | 3.67% | 822.1 | 1,385.0 | 1,921.1 | 536.1 | - | - |
| Estudios Proyectos e Inversiones de los Andes S.A. | 94,425.7 | 2 | 31,665,997 | 94.87% | 52,437.5 | 40,980.3 | 89,585.9 | 48,605.6 | - | - |
| Eternit Colombiana S.A. | 51,512.5 | 3 | 99,850 | 0.26% | 138.8 | 69.6 | 132.1 | 62.5 | - | - |
| Empresa de Energía de Bogotá | 6,471,269.7 | 3 | 3,271,505 | 3.81% | 211,953.5 | 211,953.5 | 245,793.4 | 33,839.9 | - | - |
| Fiduciaria Corficolombiana S.A. | 30,308.1 | 1 | 18,774,477 | 94.50% | 25,427.4 | 19,659.0 | 28,641.2 | 8,982.2 | - | - |
| Fiduciaria Occidente S. A. | 59,782.9 | 3 | 606,494 | 4.44% | 1,840.9 | 1,762.9 | 2,672.8 | 909.9 | - | - |
| Futbolred.com S.A. | 336.4 | 5 | 120,000 | 35.67% | 361.6 | 361.6 | 361.6 | - | - | 361.6 |
| Gas Natural S.A. E.S.P. | 551,370.1 | 1 | 621,866 | 1.68% | 27796.8 | 27,796.8 | 29,658.6 | 1,861.8 | - | - |
| Gasoducto del Tolima S.A. | 14,341.1 | 4 | 230,711 | 5.80% | 305.7 | 305.7 | 832.3 | 526.6 | - | - |
| Hoteles Estelar de Colombia S.A. | 147,293.5 | 1 | 24,920,837 | 84.91% | 71,824.8 | 43,697.2 | 125,156.7 | 81,459.5 | - | - |
| Inducarbón | - | - | 2,528 | 0.09% | - | 1.1 | 1.1 | - | - | 1.1 |
| Industria Colombo Andina-Inca S.A. | 24,308.9 | 4 | 1,985,607 | 0.67% | 44.3 | 43.9 | 147.9 | 104.0 | - | - |
| Industrias Lehner S.A. | 24,145.3 | 3 | 24,111,860 | 49.83% | 12,652.8 | 12,652.8 | 11,926.6 | - | 726.2 | - |
| Jardin Plaza S.A. | 35,030.3 | 3 | 888,000 | 17.76% | 10,031.1 | 10,031.1 | 11,973.6 | 1,942.5 | - | - |
| Leasing de Occidente S.A. | 184,982.7 | 1 | 369,327,644 | 45.24% | 56,009.2 | 66,843.7 | 83,688.6 | 16,844.9 | - | - |
| Leasing Corficolombiana S.A. | 60,812.9 | 1 | 116,979,250 | 94.50% | 34,841.6 | 40,916.2 | 57,468.2 | 16,552.0 | - | - |
| Lloreda S.A. | 144,608.7 | 3 | 419,990,393 | 56.26% | 65,955.6 | 131,324.0 | 131,324.0 | - | 32,572.4 | 98,751.6 |
| Mavalle S.A. | 7,395.4 | 1 | 30,000 | 3.75% | 257.3 | 257.3 | 273.4 | 16.1 | - | - |
| Metrex S.A. | 8,376.7 | 3 | 321,782 | 10.11% | 168.4 | 168.4 | 380.7 | 212.3 | - | - |
| Organización Pajonales S.A | 86,779.4 | 1 | 1,195,880 | 94.99% | 24,757.9 | 33,758.9 | 82,435.3 | 48,676.4 | - | - |
| Petróleos Colombianos Limited | - | 7 | 17,107 | 0.05% | 111.4 | 95.4 | 95.4 | - | - | 95.4 |
| Petróleos Nacionales S.A. | - | 9 | 6,235,383 | 19.54% | - | 257.3 | 257.3 | - | - | 257.3 |
| Pizano S.A. | 193,601.0 | 3 | 23,327,594 | 36.00% | 31,503.4 | 27,591.9 | 27,591.9 | - | - | 2,537.1 |
| Plantaciones Unipalma de los Llanos S.A. | 58,557.5 | 1 | 1,054,175,677 | 54.53% | 19,174.3 | 13,604.0 | 31,931.0 | 18,327.0 | - | - |
| Proinversiones S.A. | 1,354.7 | 3 | 437,266 | 3.02% | 9.6 | 9.6 | 9.6 | - | - | 3.8 |
| Promisión Celular S.A. Promicel | 6,244.1 | 4 | 4,680,420 | 16.64% | 5,642.5 | 4,803.8 | 1,386.3 | - | 3,417.5 | - |
| Promotora de Inversiones Ruitoque S. A. | 41.8 | 3 | 43,289,334 | 3.03% | 703.7 | 747.8 | 747.8 | - | - | 184.8 |
| Promotora la Enseñanza S.A. (a) | - | - | 490,042 | 2.45% | - | 69.8 | 69.8 | - | - | 69.8 |
| Promotora la Alborada S.A. (a) | - | - | 991,383,354 | 1.83% | - | 316.3 | 316.3 | - | - | 316.3 |

*Continúa* →

**Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad** *(Continuación)*

| | Junio 2008 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Valor Patrimonio | (*) | Número de acciones | % de participación | Costo de adquisición | Costo ajustado | Valor de mercado | Valorización | Desvalorización | Provisión |
| Promotora y Comercializadora Turística Santamar S.A. | 16,426.4 | 3 | 320,989,826 | 84.55% | 10,973.4 | 9,498.6 | 9,498.6 | - | - | 2,914.6 |
| Proyectos de Infraestructura S.A. | 105,564.0 | 2 | 34,389,667 | 88.25% | 105,204.7 | 68,375.9 | 100,280.5 | 31,904.6 | - | - |
| Sociedad de Inversiones en Energía S.A. | 1,318,665.0 | 3 | 14,485,627 | 7.84% | 21,174.6 | 18,985.4 | 68,002.8 | 49,017.4 | - | - |
| Sociedad Hotelera Cien Internacional S.A. | 16,669.6 | 3 | 133,393 | 0.39% | 60.9 | 58.4 | 65.7 | 7.3 | - | - |
| Sociedad Transportadora de Gas del Oriente S.A. | 34,431.4 | 1 | 18,534,891 | 20.00% | 3,705.6 | 4,677.5 | 6,891.1 | 2,213.6 | - | - |
| Tejidos Sintéticos de Colombia S.A. | 21,212.3 | 1 | 52,786,049 | 94.99% | 13,648.7 | 15,688.9 | 20,149.5 | 4,460.6 | - | - |
| Textiles el Espinal S.A. | 35,051.9 | 2 | 7,107,259 | 8.56% | 2399.1 | 2,399.1 | 2,399.1 | - | - | 1,439.6 |
| Valle Bursátiles | 754.6 | 1 | 509,277 | 5.05% | 34.7 | 31.2 | 39.0 | 7.8 | - | - |
| Valora S.A. | 23,635.1 | 1 | 136,998,310 | 94.95% | 22,110.9 | 19,247.9 | 25,984.2 | 6,736.3 | - | - |
| Valores de Occidente S. A. | 4,241.6 | 3 | 1,162,713 | 48.99% | 2,357.3 | 2,257.4 | 1,472.3 | - | 785.1 | - |
| Ventas y Servicios S. A. | 1,657.9 | 3 | 64,599 | 19.90% | 232.6 | 219.8 | 330.2 | 110.4 | - | - |
| Provisión General de Inversiones | - | - | - | - | - | - | - | - | - | 419.6 |
| | | | | | | 908,319.4 | | $402,652.30 | $38,092.90 | $108,642.2 |

(a) No presentan valor patrimonial porque La Corporación no tenía información actualizada a junio 30 de 2008, estas inversiones están totalmente provisionadas.
(b) No presenta valor patrimonial por ser una Empresa de reciente creación.
(*) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.
(1) Valor Patrimonio al 30 de mayo 2008.
(2) Valor Patrimonio al 30 de abril de 2008.
(3) Valor Patrimonio al 30 de abril de 2008.
(4) Valor Patrimonio al 31 de diciembre de 2007.
(5) Valor Patrimonio al 30 de septiembre de 2007.
(6) Valor Patrimonio al 31 de diciembre de 2006.
(7) Valor Patrimonio al 31 de mayo de 2006.
(8) Valor Patrimonio al 30 de noviembre de 2005.
(9) Valor Patrimonio al 31 de diciembre de 1996.

**Con alta y media bursatilidad**

| | Junio 2008 | | | | | |
|---|---|---|---|---|---|---|
| | **Capital social** | **Número de acciones** | **% de participación** | **Costo de adquisición** | **Valor en bolsa (*)** | **Valor de mercado** |
| **Con alta bursatilidad** | | | | | | |
| Tablemac S.A. | 35,557.6 | 3,019,057,079 | 11.88 | 4,226.6 | 10.31 | 19,986.2 |
| Enka de Colombia | 117,737.2 | 34,448,128 | - | 1,963.3 | 15.10 | 327.2 |
| **Con media bursatilidad** | | | | | | |
| Promigas S.A. | 13,298.5 | 19,123,532 | 14.37 | $480,780.9 | 38,257.11 | $732,780.8 |
| Av Villas (acciones ordinarias) | 22,473.1 | 45,677 | 0.00 | 140.4 | 3,539.79 | 163.5 |
| Mineros S.A. (**) | 58.9 | 18,275,422 | 6.98 | 50,257.4 | 2,500 | 45,688.5 |
| | | | | $485,007.5 | | $798,946.2 |
| **Otros Títulos- Fibratolima** | | | | | | $1,347.3 |
| **Total inversiones disponibles para la venta** | | | | | | $1,708,612.9 |

(*) Valores expresados en pesos por acción.

(**) En marzo 31 de 2008 se reclasificó la inversión en Mineros S.A. de inversión negociable a inversión disponible para la venta, una vez aprobada por la Junta Directiva.

Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad

| | Diciembre 2007 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Valor Patrimonio | Número de acciones | % de participación | Costo de adquisición | Costo ajustado | Valor de mercado | (*) | Valorización | Desvalorización | Provisión |
| Aerocali S.A. | 14,247.3 | 126,654 | 33.33% | 2,258.5 | 3,356.8 | 3,356.8 | 1 | - | - | 3,356.8 |
| Alimentos derivados de la Caña | 32,191.5 | 52,000 | 0.31% | 26.1 | 26.1 | 35.9 | 3 | 9.9 | - | - |
| Aquacultivos del Caribe S.A. | 8,092.9 | 106,000 | 5.47% | 658.8 | 477.4 | 420.1 | 6 | - | - | 477.4 |
| AV Villas (Acciones Preferenciales) | 602,405.6 | 20,763 | 0.01% | 27.5 | 76.8 | 37.6 | 1 | - | 4.7 | 34.7 |
| Banco Corfivalle Panamá S.A. | USD$6.244.8 | 6,019,000 | 100.00% | 12,126.80 | 12,126.8 | 12,581.8 | 1 | 455.0 | - | - |
| Bladex S.A. | - | 2,070 | 0.00% | 40.4 | 41.4 | 78.4 | 1 | 37.0 | - | - |
| C.I. Yumbo S.A. | 25,348.9 | 11,001 | 0.10% | 12.7 | 11.3 | 18.9 | 3 | 7.6 | - | - |
| Cámara de Compensación de Divisas de Colombia S.A. | 1,938.1 | 79,687,500 | 3.19% | 79.7 | 79.7 | 61.8 | 2 | | 17.9 | |
| Cámara de Riesgo Central de Contraparte de Colombia S.A. (b) | - | 167,156,298 | 0.00- | 167.1 | 167.1 | - | - | - | - | - |
| Caribu Internacional S.A. (a) | | 782,278,588 | 0.00% | 782.3 | 782.3 | - | - | - | - | 782.3 |
| Casa de Bolsa Corficolombiana S.A. | 10,808.4 | 1,204,583 | 94.50% | 4,286.5 | 7,320.4 | 10,347.0 | 1 | 3,026.6 | - | - |
| Colombiana de Extrusión S.A. Extrucol | 18,942.4 | 315,420 | 20.00% | 2,526.0 | 1,784.8 | 3,715.9 | 2 | 1,931.1 | - | - |
| Colombiana de Licitaciones y Concesiones Ltda. | 31,355.8 | 1,964,422 | 99.99% | 16,836.1 | 20,437.2 | 31,355.7 | 1 | 10,918.5 | - | - |
| Colombina S.A. | 295,724.5 | 32,683,321 | 7.59% | 10,184.1 | 14,823.6 | 22,442.6 | 3 | 7,619.0 | - | - |
| Compañía Aguas de Colombia | 5,745.3 | 560,000 | 20.00% | 448.4 | 1,096.7 | 1,096.7 | 4 | - | | 827.9 |
| Concesionaria Tibitoc S.A. | 45,789.7 | 9,086,933 | 33.33% | 12,799.5 | 9,822.7 | 14,789.4 | 1 | 4,966.7 | - | - |
| Corporación Andina de Fomento | USD3.692.7 | 12 | 0.00% | 287.2 | 176.2 | 272.1 | 8 | 95.9 | - | - |
| Coviandes S.A. | 103,301.4 | 68,002 | 0.25% | 237.4 | 92.8 | 246.7 | 3 | 153.9 | - | - |
| Deposito Central de Valores-Deceval | 54,088.3 | 16,781 | 3.67% | 822.1 | 1,273.0 | 1,990.9 | 1 | 717.9 | - | - |
| Estudios Proyectos e Inversiones de los Andes S.A. | 92,605.1 | 31,665,997 | 94.87% | 52,437.5 | 40,980.3 | 87,858.6 | 1 | 46,878.3 | - | - |
| Eternit Colombiana S.A. | 45,030.1 | 99,850 | 0.26% | 138.8 | 69.6 | 115.4 | 3 | 45.8 | - | - |
| Empresa de Energía de Bogotá (1) | 5,723,877.9 | 3,271,505 | 3.81% | 211,953.5 | 211,953.5 | 215,610.5 | 2 | 3,657.0 | - | - |
| Fiduciaria Corficolombiana S.A. | 29,650.1 | 18,774,477 | 94.50% | 25,427.4 | 19,659.0 | 28,019.4 | 1 | 8,360.4 | - | - |
| Fiduciaria Occidente S.A. | 58,205.5 | 606,494 | 4.44% | 1,840.9 | 1,762.9 | 2,602.8 | 1 | 839.9 | - | - |
| Futbolred.com S.A. | 336.4 | 120,000 | 35.67% | 361.6 | 361.6 | - | 3 | - | - | 361.6 |
| Gas Natural S.A. E.S.P. | 609,110.9 | 621,866 | 1.68% | 27,796.8 | 27,796.8 | 30,631.2 | 2 | 2,834.4 | - | - |
| Gasoducto del Tolima S.A. | 10,138.2 | 230,711 | 5.80% | 305.7 | 305.7 | 588.5 | 1 | 282.8 | - | - |
| Hoteles Estelar de Colombia S.A. | 130,188.6 | 24,920,837 | 84.91% | 71,824.8 | 43,697.2 | 110,632.4 | 1 | 66,935.2 | - | - |
| Huevos Oro Ltda. | 10,902.3 | 1,133,593 | 99.99% | 11,283.5 | 11,197.4 | 10,902.4 | 2 | - | 295.1 | 4,331.7 |
| Inducarbón (a) | | 2,528 | 0.09% | - | 1.1 | 1.1 | 10 | - | - | 1.1 |
| Industria Colombo Andina-Inca S.A. | 23,309.3 | 1,985,607 | 0.67% | 44.3 | 43.9 | 147.6 | 3 | 103.7 | - | - |
| Industrias Lehner S.A. | 21,935.7 | 24,111,860 | 49.83% | 12,652.8 | 12,652.8 | 10,815.9 | 3 | - | 1,836.9 | - |
| Jardin Plaza S.A. | 33,817.7 | 888,000 | 17.76% | 10,031.1 | 10,031.1 | 11,778.5 | 3 | 1,747.4 | - | - |
| Leasing de Occidente S.A. | 170,374.5 | 345,435,408 | 45.24% | 56,009.2 | 61,381.2 | 77,079.6 | 1 | 15,698.5 | - | - |
| Leasing Corficolombiana S.A. | 53,815.7 | 109,394,977 | 94.50% | 34,841.6 | 37,116.5 | 53,816.5 | 1 | 16,700.0 | - | - |
| Lloreda S.A. | 145,664.8 | 419,990,393 | 56.26% | 65,955.6 | 131,324.0 | - | 1 | - | 32,572.4 | 98,751.6 |
| Mavalle S.A. | 7,158.1 | 30,000 | 3.75% | 257.3 | 257.3 | 264.4 | 3 | 7.1 | | |
| Metrex S.A. | 8,164.3 | 321,782 | 10.11% | 168.4 | 168.4 | 359.2 | 3 | 190.8 | - | - |
| Organización Pajonales S.A | 73,822.9 | 1,060,813 | 94.99% | 24,757.9 | 24,757.9 | 70,126.5 | 3 | 45,368.6 | - | - |
| Petróleos Colombianos Limited (a) | - | 17,107 | 0.05% | 111.4 | 99.9 | - | 9 | - | - | 99.9 |
| Petróleos Nacionales S.A. (a) | - | 6,235,383 | 19.54% | - | 257.3 | - | 11 | - | - | 257.3 |
| Pizano S.A. | 186,781.3 | 23,327,594 | 36.00% | 31,503.4 | 27,591.9 | 27,591.9 | 3 | - | - | 2,537.1 |
| Plantaciones Unipalma de los Llanos S.A. | 48,486.0 | 1,054,175,677 | 54.53% | 19,174.3 | 12,665.8 | 26,439.0 | 2 | 13,773.2 | - | - |
| Proinversiones S.A. | 2,994.9 | 437,266 | 3.02% | 9.6 | 9.6 | 9.6 | 3 | - | - | 3.8 |
| Promisión Celular S.A. Promicel | 16,359.4 | 4,680,420 | 16.64% | 5,642.5 | 4,803.8 | 3,067.6 | 8 | - | 1,736.2 | - |
| Promotora de Inversiones Ruitoque S. A. | 41.4 | 43,289,334 | 3.03% | 703.7 | 747.8 | 747.8 | 4 | - | - | 281.4 |
| Promotora la Enseñanza S.A. (a) | - | 490,042 | 2.45% | 69.8 | - | - | - | - | - | 69.8 |
| Promotora la Alborada S.A. (a) | - | 991,383,354 | 1.83% | 316.3 | - | - | - | - | - | 316.3 |

*Continúa* ⟶

**Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad** ***(Continuación)***

| | Diciembre 2007 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Valor Patrimonio | Número de acciones | % de participación | Costo de adquisición | Costo ajustado | Valor de mercado | (*) | Valorización | Desvalorización | Provisión |
| Promotora y Comercializadora Turística Santamar S.A. | 15,994.7 | 320,989,826 | 84.55% | 10,973.4 | 9,498.6 | 9,498.6 | 3 | - | - | 2,914.6 |
| Proyectos de Infraestructura S A. | 89,678.4 | 34,389,667 | 88.25% | 105,204.7 | 68,375.9 | 89,316.6 | 1 | 20,940.7 | - | - |
| Sociedad de Inversiones en Energía S.A. | 366,298.8 | 14,485,627 | 10.31% | 21,174.6 | 18,985.4 | 40,558.8 | 2 | 21,573.4 | - | - |
| Sociedad Hotelera Cien Internacional S.A. | 17,291.5 | 133,393 | 0.39% | 60.9 | 58.4 | 68.1 | 3 | 9.7 | - | - |
| Sociedad Transportadora de Gas del Oriente S.A. | 49,257.7 | 18,534,891 | 20.00% | 3,705.6 | 4,023.3 | 9,860.3 | 3 | 5,837.0 | - | - |
| Tejidos Sintéticos de Colombia S.A. | 19,004.5 | 52,786,049 | 94.99% | 13,648.7 | 15,688.9 | 18,052.3 | 1 | 2,363.4 | - | - |
| Textiles el Espinal S.A. | 35,675.1 | 7,107,259 | 8.56% | 2399.1 | 2,399.1 | 2,399.1 | 1 | - | - | 479.8 |
| Valle Bursátiles | 744.5 | 509,277 | 5.05% | 34.7 | 31.2 | 38.5 | 3 | 7.3 | - | - |
| Valora S.A. | 23,635.1 | 136,998,310 | 94.95% | 22,110.9 | 19,247.9 | 24,078.9 | 2 | 4,831.0 | - | - |
| Valores de Occidente S. A. | 2,947.2 | 1,162,713 | 48.99% | 2,357.3 | 2,257.4 | 1,326.2 | 3 | | 931.2 | - |
| Ventas y Servicios S. A. | 1,827.7 | 64,599 | 19.90% | 232.6 | 219.8 | 363.9 | 3 | 144.1 | - | - |
| Provisión General de Inversiones (2) | | | | | | | | - | - | 419.6 |
| | | | | | $896,839.40 | | | $309,068.80 | $37,394.4 | $116,304.7 |

(a) No presentan valor patrimonial porque La Corporación no tenía información actualizada a diciembre 31 de 2007, estas inversiones están totalmente provisionadas.

(b) No presenta valor patrimonial por ser una Empresa de reciente creación.

(*) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.

(1) Valor Patrimonio al 30 de Noviembre 2007.

(2) Valor Patrimonio al 31 de octubre de 2007.

(3) Valor Patrimonio al 30 de septiembre de 2007.

(4) Valor Patrimonio al 31 de agosto de 2007.

(5) Valor Patrimonio al 30 de junio de 2007.

(6) Valor Patrimonio al 31 de diciembre de 2006.

(7) Valor Patrimonio al 30 de septiembre de 2006.

(8) Valor Patrimonio al 30 de junio de 2006.

(9) Valor Patrimonio al 31 de mayo de 2006.

(10) Valor Patrimonio al 30 de noviembre de 2005.

(11) Valor Patrimonio al 31 diciembre de 1996.

**Con alta y media bursatilidad**

| | Diciembre 2007 | | | | | |
|---|---|---|---|---|---|---|
| | Capital social | Número de acciones | % de participación | Costo de adquisición | Valor en bolsa (*) | Valor de mercado |
| **Con alta bursatilidad** | | | | | | |
| Tablemac S.A. | 35,557.6 | 3,019,057,079 | 11.88 | 4,226.6 | 10.31 | 31,126.5 |
| Enka de Colombia (2) | 62,597.7 | 34,448,128 | - | 1,963.3 | 15.10 | 520.2 |
| **Con media bursatilidad** | | | | | | |
| Promigas S.A. | 13,198.5 | 19,123,532 | 14.37 | $480,780.9 | 38,257.11 | $731,611.1 |
| Av Villas (Acciones ordinarias (3) | 22,473.1 | 45,677 | 0.00 | 140.4 | 3,539.79 | 161.7 |
| | | | | $485,007.5 | | $763,419.5 |
| **Otros Títulos- Fibratolima** | | | | | | $1,347.3 |
| **Total inversiones disponibles para la venta** | | | | | | $1,661,606.2 |

(*) Valores expresados en pesos por acción.

(1) En diciembre 26 de 2007, se realizó la fusión de la Corporación con Proyectos de Energía S.A. como parte de los activos la Corporación recibió 2,017,721 acciones de la Empresa de Energía de Bogotá por $134,493.7 (Ver nota 3).

(2) En octubre de 2007, la inversión en Enka de Colombia cambió su bursatilidad pasando de ninguna cotización a alta bursartilidad, la reclasificación generó un ingreso por reintregro de provisión de $1,172.3.

(3) En septiembre de 2007, la inversión en Banco AvVillas cambió su bursatilidad pasando de baja bursatilidad a media bursatilidad, la reclasificación no generó efectos en estado de resultados de este semestre.

No existen restricciones económicas y jurídicas sobre las Inversiones.

La Corporación evaluó y calificó bajo el riesgo crediticio la totalidad de las inversiones en títulos participativos, con excepción de las inversiones efectuadas en títulos clasificados como alta y media bursatilidad por la Superintendencia Financiera. El resultado fue el siguiente:

| | Calificación | | Provisión por riesgo Crediticio | |
|---|---|---|---|---|
| | Junio 2008 | Diciembre 2007 | Junio 2008 | Diciembre 2007 |
| Aerocali S.A. | A | D | - | $3,356.8 |
| Alimentos derivados de la Caña S.A | A | A | - | - |
| Aquacultivos del Caribe S.A. | E | E | 477.4 | 477.4 |
| AV Villas | A | A | - | - |
| Banco Corficolombiana (Panamá) S.A. | A | A | - | - |
| Bladex S.A. | A | A | - | - |
| C.I. Yumbo S.A. | A | A | - | - |
| Caribú Internacional S.A. | E | E | 782.3 | 782.3 |
| Cámara de Compensación de Divisas de Colombia S.A. | A | A | - | - |
| Cámara de Riesgo Central de Contraparte de Colombian S.A. | A | A | | |
| Casa de Bolsa Corficolombiana S.A. | A | A | - | - |
| Cine Colombia S.A. | A | - | - | - |
| Colombiana de Extrusión S.A. Extrucol | A | A | - | - |
| Colombiana de Concesiones y Licitaciones Ltda. | A | A | - | - |
| Colombina S.A. | A | A | - | - |
| Compañía Aguas de Colombia | A | C | - | 827.9 |
| Concesionaria Tibitoc S.A. | A | A | - | - |
| Corporación Andina de Fomento | A | A | - | - |
| Coviandes S.A. | A | A | - | - |
| Depósito Central de Valores- Deceval | A | A | - | - |
| Estudios Proyectos e Inversiones de los Andes S.A. | A | A | - | - |
| Eternit Colombiana S.A. | A | A | - | - |
| Empresa de Energía de Bogotá | A | A | - | - |
| Fiduciaria Corficolombiana S.A. | A | A | - | - |
| Fiduciaria de Occidente S.A. | A | A | - | - |
| Futbolred.com S.A. | E | E | 361.6 | 361.6 |
| Gas Natural S.A. E.S.P. | A | A | - | - |
| Gasoducto del Tolima S.A. | A | A | - | - |
| Hoteles Estelar de Colombia S.A. | A | A | - | - |
| Huevos Oro Ltda. | - | C | - | 4,331.7 |
| Inducarbón | E | E | 1.1 | 1.1 |
| Industria Colombo Andina-Inca S.A. | A | A | - | - |
| Industrias Lehner S.A. | A | A | - | - |
| Jardín Plaza S.A. | A | A | - | - |
| Leasing de Occidente S.A. | A | A | - | - |
| Leasing Corficolombiana S.A. | A | A | - | - |
| Lloreda S,A. | D | D | 98,751.6 | 98,751.6 |
| Mavalle S.A. | A | A | - | - |
| Metrex S.A. | A | A | - | - |
| Organización Pajonales S.A. | A | A | - | - |
| Petróleos Colombianos Limited | E | E | 95.4 | 99.9 |
| Petróleos Nacionales S.A. | E | E | 257.3 | 257.3 |
| Pizano S.A. | B | B | 2,537.1 | 2,537.1 |
| Plantaciones Unipalma de los Llanos S.A. | A | A | - | - |
| Proinversiones S.A. | C | C | 3.8 | 3.8 |
| Promisión Celular S.A. Promicel | A | A | - | - |
| Promotora de Inversiones Ruitoque S.A. | C | C | 184.8 | 281.4 |

Continúa →

| | Calificación | | Provisión por riesgo Crediticio | |
|---|---|---|---|---|
| | Junio 2008 | Diciembre 2007 | Junio 2008 | Diciembre 2007 |
| Promotora y Comercializadora Turística Santamar S.A. | C | C | 2,914.6 | 2,914.6 |
| Promotora la Alborada S.A. | E | E | 316.3 | 316.3 |
| Promotora la Enseñanza S.A. | E | E | 69.8 | 69.8 |
| Proyectos de Infraestructura S.A. | A | A | - | - |
| Sociedad de Inversiones en Energía S.A. | A | A | - | - |
| Sociedad Hotelera Cien Internacional S.A. | A | A | - | - |
| Sociedad Transportadora de Gas del Oriente S.A. | A | A | - | - |
| Tejidos Sintéticos de Colombia S.A. | A | A | - | - |
| Textiles el Espinal S.A. | D | B | 1,439.6 | 479.8 |
| Valle Bursátiles | A | A | - | - |
| Valora S.A. | A | A | - | - |
| Valores de Occidente S.A. | A | A | - | - |
| Ventas y Servicios | A | A | - | - |
| | | | 108,192.7 | 115,850.4 |
| Provisión riesgo de mercado títulos participativos | | | 29.9 | 34.7 |
| Provisión general de inversiones | | | 419.6 | 419.6 |
| | | | 108,642.2 | 116,304.7 |
| Provisión títulos mixtos Fibratolima | | | 1,347.3 | 1,347.3 |
| Provisión títulos de deuda | | | 3,279.5 | 7,607.9 |
| **Total provisiones** | | | **113,269.0** | **125,259.9** |

**Provisión de Inversiones**

| | Diciembre 2007 | Junio 2008 |
|---|---|---|
| Saldo inicial | $125,259.9 | $142,168.2 |
| Mas: | | |
| Provisión cargada a gastos del ejercicio | 1,778.7 | 2,244.3 |
| Ajuste en cambio | - | 2.4 |
| | 127,038.6 | 144,414.9 |
| Menos: | | |
| Reintegros de provisión | 8,997.1 | 19,155.0 |
| Ajuste en cambio | 4.5 | - |
| Por venta Huevos Oro Ltda. | 4,331.6 | - |
| Por venta Bono Incelt | 436.4 | - |
| Saldo final | $113,269.0 | $125,259.9 |

## La siguiente es la maduración de las inversiones:

| | Maduración portafolio junio 30 de 2008 | | | | | | |
|---|---|---|---|---|---|---|---|
| | De 0 a 30 días | De 31 a 60 días | De 61 a 90 días | De 91 a 180 días | De 181 a 360 días | Más de 360 días | total general |
| **Portafolio consolidado** | | | | | | | |
| Negociables | 2,219 | 543 | 310 | 2,701 | 55,581 | 230,741 | 292,095 |
| Disponibles | - | 3,564 | 5,530 | 5,044 | 1,543 | 628,884 | 644,564 |
| Al Vencimiento | 4,340 | 203 | 536 | 8,319 | 21,775 | 52,664 | 87,837 |
| **Total general** | **6,559** | **4,310** | **6,375** | **16,063** | **78,899** | **912,288** | **1,024,495** |
| **Forward compra titulos consolidado** | | | | | | | |
| Derechos | 52,826 | - | - | - | - | - | 52,826 |
| Obligacion | -52,835 | - | - | - | - | - | -52,835 |
| **Total** | **-10** | - | - | - | - | - | **-10** |
| **Forward venta titulos consolidado** | | | | | | | |
| Derechos | 5,827.8 | - | - | - | - | - | 5,827.8 |
| Obligacion | -5,828.3 | - | - | - | - | - | -5,828.3 |
| **Total** | **-1** | - | - | - | - | - | **-1** |
| **Forward compra divisas** | | | | | | | |
| Derechos | 2,094,345.9 | 149,371.5 | 95,301.5 | 68,906.6 | 138,005.6 | 511.5 | 2,546,442.6 |
| Obligacion | -1,941,564.3 | -146,757.6 | -90,466.4 | -67,762.8 | -137,198.7 | -483.5 | -2,384,233.3 |
| **Total** | **152,781.7** | **2,614.0** | **4,835.0** | **1,143.7** | **806.9** | **28.0** | **162,209.3** |
| **Forward venta divisas** | | | | | | | |
| Derechos | 1,465,144.3 | 434,775.7 | 205,379.5 | 388,355.6 | 185,718.5 | 2,610.4 | 2,681,984.1 |
| Obligacion | -1,596,213.1 | -455,772.7 | -214,406.9 | -392,022.4 | -194,217.5 | -2,461.5 | -2,855,094.2 |
| **Total** | **-131,068.9** | **-20,997.0** | **-9,027.4** | **-3,666.8** | **-8,499.0** | **148.9** | **-173,110.1** |

| | Portafolio diciembre 31 de 2007 | | | | | | |
|---|---|---|---|---|---|---|---|
| | De 0 a 30 días | De 31 a 60 días | De 61 a 90 días | De 91 a 180 días | De 181 a 360 días | Más de 360 días | total general |
| **Portafolio consolidado** | | | | | | | |
| Negociables | 100,236 | - | - | 1,669 | 3,364 | 218,254 | 323,523 |
| Disponibles | - | 50 | - | 14,177 | 34,348 | 598,632 | 647,207 |
| Al vencimiento | 9,560 | - | - | 11,165 | 13,380 | 49,972 | 84,077 |
| **Total general** | **109,796** | **50** | - | **27,011** | **51,093** | **866,858** | **1,054,808** |
| **Forward compra titulos consolidado** | | | | | | | |
| Derechos | 84,413 | - | - | - | - | - | 84,413 |
| Obligacion | -84,498 | - | - | - | - | - | -84,498 |
| **Total** | **-85** | - | - | - | - | - | **-85** |
| **Forward venta titulos consolidado** | | | | | | | |
| Derechos | -201,811.9 | - | - | - | - | - | -201,811.9 |
| Obligacion | 202,530.5 | - | - | - | - | - | 202,530.5 |
| **Total** | **719** | - | - | - | - | - | **719** |
| **Forward compra divisas** | | | | | | | |
| Derechos | 1,063,208.0 | 97,190.7 | 124,905.0 | 239,930.9 | 79,794.0 | - | 1,605,028.8 |
| Obligacion | -1,060,613.9 | -101,690.4 | -125,524.7 | -237,526.2 | -79,505.54 | - | -1,604,860.9 |
| **Total** | **2,594.1** | **-4,499.6,** | **619.7** | **2,404.7** | **288.6** | - | **168.0** |
| **Forward venta divisas** | | | | | | | |
| Derechos | 1,230,388.9 | 95,163.9 | 328,636.4 | 153,261.2 | 121,411.0 | 1,705.1 | 1,930,566.4 |
| Obligacion | -1,221,287.9 | -94,296.5 | -312,105.0 | -153,309.0 | -120,314.4 | -1,704.5 | -1,903,017.3 |
| **Total** | **9,101.0** | **867.4** | **16,531.4** | **-47.8** | **1,096.6** | **0.6** | **27,549.1** |

## (7) Aceptaciones y Derivativos

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Derechos operaciones de contado | $173,306.7 | 101,835.3 |
| Obligaciones operaciones de contado | (175,540.7) | (101,917.0) |
| Derechos operaciones forward | 4,993,480.3 | 3,653,180.2 |
| Obligaciones operaciones forward | (5,003,634.5) | (3,625,071.0) |
| Derechos de venta futuros | 120,280.0 | 67,456.2 |
| Obligaciones de venta futuros | (118,803.1) | (67,200.7) |
| Derechos swaps | 490,069.1 | 475,707.0 |
| Obligaciones swaps | (490,324.8) | (471,249.9) |
| Utilidad Call sobre divisas | (13.0) | 59.1 |
| Pérdida Put sobre divisas | - | (22.9) |
| | $(11,180.0) | 32,776.3 |

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que con lleva a efectuar operaciones de cobertura mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

**Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida**

| | Junio 2008 | | | | Diciembre 2007 | | | |
|---|---|---|---|---|---|---|---|---|
| | Venta | Variación (%) | Compra | Variación (%) | Venta | Variación (%) | Compra | Variación (%) |
| **Derechos** | | | | | | | | |
| Divisas | 2,836,318.9 | 30.22 | 2,458,247.9 | 33.45 | 2,178,153.7 | 17.82 | 1,842,087.0 | 13.74 |
| Títulos | 19,418.7 | -89.58 | 14,741.0 | -91.21 | 186,301.6 | -24.05 | 167,676.4 | 3.57 |
| | 2,855,737.6 | | 2,472,989 | | 2,364,455.3 | | 2,009,763.4 | |
| **Obligaciones** | | | | | | | | |
| Divisas | 2,772,332.9 | 29.39 | 2,498,845.1 | 35.51 | 2,142,583.2 | 22.23 | 1,844,028.1 | 11.39 |
| Títulos | 19,410.9 | -89.53 | 14,741.2 | -91.22 | 185,406.7 | -24.16 | 167,896.5 | 3.54 |
| | 2,791,743.8 | | 2,513,586.3 | | 2,327,989.9 | | 2,011,924.6 | |
| | **Utilidad** | | **Pérdida** | | **Utilidad** | | **Pérdida** | |
| **Resultado promedio mensual** | 102,385.4 | 365.85 | 97,369.7 | 471.98 | 21,978.4 | -71.80 | 17,023.3 | 100.00 |

Corresponden al promedio de los saldos finales mensuales durante el semestre.
Los plazos mínimos y máximos oscilaron entre 3 y 365 días durante los ejercicios terminados el 30 de junio de 2008 y 31 de diciembre de 2007.
No existían limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos.

## (8) Cuentas por Cobrar

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Otros intereses** | | |
| Fondos Interbancarios vendidos | $0.1 | 0.1 |
| Préstamos a empleados | 15.9 | 13.4 |
| Diversos | 310.0 | 637.4 |
| | $326.0 | 650.9 |
| **Otras** | | |
| Dividendos y participaciones (1) | $20,646.7 | 6,108.9 |
| Arrendamientos | 306.6 | 277.0 |
| Venta de bienes y servicios (2) | 5,079.9 | 48,103.2 |
| Pagos por cuenta de clientes | 163.8 | 179.9 |
| Anticipos contratos y proveedores | 0.8 | 9,040.7 |
| Adelantos al personal | 9.7 | 57.8 |
| Impuesto a las ventas por pagar Débito | 2,919.8 | 1,980.0 |
| Diversos (3) | 16,708.3 | 11,176.0 |
| | $45,835.6 | 76,923.5 |
| **Provisión para Cuentas por Cobrar** | | |
| Saldo inicial | $1,861.2 | 2,098.3 |
| Más: | | |
| Provisión cargada a gastos de operación comercial | 89.1 | 53.4 |
| | 1,950.3 | 2,151.7 |
| Menos: | | |
| Reintegros de provisión comercial | 3.1 | 272.9 |
| Castigos cuentas por cobrar | - | 17.6 |
| | $1,947.2 | 1,861.2 |

(1) A junio 30 de 2008 este rubro comprendía entre otros valores: Empresa de Energía de Bogotá por $9,117.0, Promigas por $4,617.0, Colombina S.A. por $1,279.6, Hoteles Estelar S.A. por $1,270.9, Gas Natural por $1,620.5, Mineros por $1,069.1, Colombiana de Extrusión por $685.7, Tablemac S.A. por $603.8. A diciembre 31 de 2007 este rubro comprendía entre otros valores :Promigas por $4,360.1, Hoteles Estelar S.A. por $1,405.6.

(2) A junio 30 de 2008 este rubro este rubro comprendía entre otros valores: Ingenio la Cabaña por $2,949.3, Inversiones Gaviria Restrepo por $823.7, Sain Ingenieros Constructores por $508.3, Skema Promotora S.A. por $508.3. A diciembre 31 de 2007 este rubro comprendía entre otros valores: Interconexión Electríca S.A. por $38.000, Ingenio la Cabaña por $6,343.8.

(3) A junio 30 de 2008 este rubro comprendía entre otros valores: Operaciones de Mesa de dinero con los siguientes clientes: Fondo de Pensiones Obligatorias Horizonte por $6,580.3, Jp Morgan Chase Ny por $2,240.2, Banco de Crédito por $1,967.3, Fondo de Cesantías Horizonte por $1,454.8, BBVA Fiduciaria por $714.5, Fiduprevisora por $435.7, Ilko Colombia S.A. por $319.6, Fondo de Pensiones Voluntarias BBVA por $238.4, HSBC Fiduciaria por $222.4. A diciembre 31 de 2007 este rubro comprendía entre otros valores: Operaciones de Mesa de dinero con los siguientes clientes: Union Bank of Switzerland por $5,977.8, Bancolombia por$686.6, Montajes Morelco Ltda. Por $321.3, Subfondo Bear Stearns & Co. Inc. por $169.6.

## (9) Bienes Realizables y Bienes recibidos en dación en pago

**Bienes Recibidos en Pago**

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Bienes inmuebles | $23,030.7 | 27,845.2 |
| Bienes muebes | 2,460.4 | 2,460.4 |
| | 25,491.1 | 30,305.6 |
| Menos provisión | (20,846.3) | (24,687.5) |
| | $4,644.8 | 5,618.1 |

**Bienes no utilizados en el objeto social**

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Terrenos | $585.9 | 585.9 |

El detalle de los bienes recibidos en pago, de acuerdo con el tiempo de permanencia, es el siguiente:

| | Entre 1 y 3 años | Entre 3 y 5 años | Más de 5 años | Total | Provisión |
|---|---|---|---|---|---|
| **30 de junio de 2008** | | | | | |
| Inmuebles | $122.9 | 318.1 | 22,589,7 | 23,030,7 | 18,385.9 |
| Muebles | 728.8 | 1,654.1 | 77.5 | 2,460.4 | 2,460.4 |
| | 851.7 | 1,972.2 | 22,667.2 | 25,491.1 | 20,846.3 |
| **31 de diciembre de 2007** | | | | | |
| Inmuebles | $448.7 | 2,984.0 | 24,412.5 | 27,845.2 | 22,227.1 |
| Muebles | 728.8 | 1,654.1 | 77.5 | 2,460.4 | 2,460.4 |
| | 1,177.5 | 4,638.1 | 24,489.9 | 30,305.6 | 24,687.5 |

La administración considera que la inmovilización y materialidad de estos activos no producirá efectos negativos importantes sobre los estados financieros. Actualmente la Corporación adelanta las gestiones para la realización de estos bienes dentro de los plazos establecidos por la Superintendencia Financiera. En términos generales el estado de los bienes es bueno, para aquellos que han sufrido deterioro se han constituido las provisiones necesarias.

La Corporación tiene avalúos y pólizas de seguros de sus bienes.

**Provisión para Bienes Recibidos en Pago**

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Saldo inicial | $24,687.5 | $29,026.6 |
| Más: | | |
| Provisión cargada a gastos del ejercicio | 15.6 | 73.3 |
| | 24,703.1 | 29,099.9 |
| Menos: | | |
| Reintegros de provisión | 18.3 | 17.2 |
| Utilización venta bienes recibidos en pago | 3,838.5 | 4,395.2 |
| | $20,846.3 | $24,687.5 |

## (10) Propiedades y Equipo

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Terrenos | $3,052.1 | $3,281.3 |
| Edificios | 11,077.5 | 11,544.2 |
| Equipo, muebles y enseres | 8,823.7 | 9,084.3 |
| Equipos de Computo | 9,081.2 | 8,929.4 |
| Vehículos | 720.0 | 903.8 |
| Equipo de movilización (acensores) | 360.7 | 360.7 |
| | 33,115.2 | 34,103.7 |
| Depreciaciones | | |
| Edificios | (6,948.5) | (6,855.0) |
| Equipo, muebles y enseres | (7,360.6) | (7,553.6) |
| Equipos de computo | (8,562.0) | (8,477.1) |
| Vehículos | (294,3) | (297.0) |
| Equipo de movilización y maquinaria | (16.5) | (7.5) |
| | 23,181.9 | 23,190.2 |
| Total propiedades y equipo | $9,933.3 | $10,913.5 |
| Valorizaciones (*) | 26,503.9 | 20,541.8 |
| | $26,503.9 | $20,541.8 |

(*) A junio 30 de 2008, este rubro comprendía: valorizaciones de Activos Fijos por $25,737.0 y Bienes de Arte y cultura por $766.9. A diciembre 31 de 2007 este rubro comprende la valorización de Activos Fijos por $19,774.9 y Bienes de Arte y cultura por $766.9.

La depreciación total registrada al 30 de junio de 2008 y 31 de diciembre de 2007 en el gasto fue de $590.6 y $632.5 respectivamente.

La Corporación ha mantenido medidas necesarias para la conservación y protección de sus activos. Al 30 de de junio de 2008 y 31 de diciembre de 2007 existían pólizas de seguros para cubrir riesgos de sustracción, incendio, terremoto, asonada, motín, explosión, erupción volcánica, baja tensión, predios, pérdida o daños a oficinas y vehículos.

La Corporación cuenta con avalúos de sus Bienes Inmuebles y no existen hipotecas o reservas de dominio sobre los mismos, ni han sido cedidos en garantía prendaria.

## (11) Otros Activos

### *Aportes Permanentes*

Al 30 de junio de 2008 y 31 de diciembre de 2007 existían aportes permanentes en clubes sociales por $98.2 y $83.2 respectivamente.

### *Gastos Anticipados y Cargos Diferidos*

El movimiento de los gastos anticipados y los cargos diferidos durante los semestres terminados al 30 de junio de 2008 y 31 de diciembre de 2007 es el siguiente:

| | Junio 2008 | Amortización | Cargos | Diciembre 2007 |
|---|---|---|---|---|
| **Gastos anticipados** | | | | |
| Intereses | $0.4 | $1.7 | $1.6 | $0.5 |
| Seguros | 105.6 | 1,762.7 | 1,548.3 | 320.0 |
| Mantenimiento equipos | 25.2 | 4.0 | 27.5 | 1.7 |
| Comisiones pagadas por productos derivados | 105.2 | 274.9 | 279.8 | 100.3 |
| Mantenimiento programas para computador | 101.8 | 163.9 | 102.1 | 163.6 |
| Otros | 176.6 | 351.1 | 504.1 | 23.6 |
| **Cargos diferidos** | | | | |
| Organización y preoperativos | 46.6 | 12.2 | - | 58.8 |
| Remodelación | 181.8 | 96.1 | - | 277.9 |
| Estudios y proyectos | 43.4 | 246.3 | 167.8 | 121.9 |
| Programas para computador software | 1,758.0 | 384.6 | 1,370.7 | 771.9 |
| Útiles y papelería | 46.0 | 39.3 | 60.9 | 24.4 |
| Mejoras a propiedades tomadas en arriendo | 256.2 | 36.6 | - | 292.8 |
| Publicidad y propaganda | 350.0 | 122.1 | 8.8 | 463.3 |
| Impuestos | 151.7 | 64.5 | 216.2 | - |
| Contribuciones y afiliaciones | 84.7 | 454.9 | 507.6 | 32.0 |
| Otros | 6.2 | 49.7 | 55.9 | - |
| | $3,439.4 | $4,064.6 | $4,851.3 | $2,652.7 |

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Otros** | | |
| Créditos a empleados | $2,417.9 | $2,398.8 |
| Otros créditos empleados | 2.7 | 2.7 |
| Depósitos en garantía | 275.8 | 25.7 |
| Depósitos en contratos de futuros | 10,725.8 | 4,960.1 |
| Bienes de arte y cultura | 266.8 | 266.8 |
| Derechos en fideicomiso (1) | 44,193.5 | 45,117.1 |
| Diversos (2) | 13,254.8 | 7,395.9 |
| | $71,137.3 | $60,167.1 |
| | | |
| **(1) Derechos en Fideicomisos** | | |
| Fideicomiso para desarrollo inmobiliario | $ 23,556.5 | $23,628.5 |
| Fideicomiso de administración de cartera (*) | 4,442.0 | 5,462.1 |
| Fideicomiso bienes realizables y recibido en pago | 15,674.4 | 15,680.9 |
| Fideicomiso de propiedad y equipo | 345.6 | 345.6 |
| Otros Fideicomisos | 175.0 | 0.0 |
| | $44,193.5 | $45,117.1 |

(*) De acuerdo con la Cesión de activos, pasivos y contratos al 30 de junio de 2006, se cedieron los derechos del Patrimonio Autónomo B al Banco de Bogotá S.A. En el contrato se estableció que los beneficios o recuperaciones recibidos en exceso del valor nominal del patrimonio, descontados del costo de fondeo y la administración serán para Corficolombiana S.A. Teniendo en cuenta que el Banco de Bogotá S.A., recuperó el valor nominal de este patrimonio, le cedió a la Corporación los derechos del Patrimonio B, por lo anterior se registró $7,170.8 con contra partida a un ingreso diferido, los cuales se están registrando en la medida que la fiduciaria reciba los pagos.

(2) A 30 de junio de 2008 este rubro comprendía entre otros valores: Retención en la fuente por $4,132.3, Sobrante de anticipos y retenciones por $9,093.4 y a 31 de diciembre 31 de 2007 este rubro comprendía entre otros valores: Anticipo de Renta por $4,682.0, Retención en la Fuente por $12.3, Sobrantes de anticipos y Retenciones por $2,669.5, Anticipo de Industria y Comercio por $28.5 , Caja Menor por $3.4.

## *Calificación Créditos a Empleados*

El siguiente es el detalle de la calificación de los Créditos de Empleados y Exempleados:

| | Junio 2008 | | | | |
|---|---|---|---|---|---|
| | **Vivienda - Consumo** | **Intereses** | **Total** | **Provisión** | **Garantías** |
| **Calificación Créditos de Empleados** | | | | | |
| A-Normal | $2,074.0 | 13.8 | 2,087.8 | - | 3,019.3 |
| **Calificación Créditos a Exempleados** | | | | | |
| A-Normal | $300.0 | 2.2 | 302.2 | - | 290.5 |
| E-Irrecuperable | 46.6 | 0.0 | 46.6 | 46.6 | 42.7 |
| | 346.6 | 2.2 | 348.8 | 46.6 | 333.2 |

| | Diciembre 2007 | | | | |
|---|---|---|---|---|---|
| | **Vivienda - Consumo** | **Intereses** | **Total** | **Provisión** | **Garantías** |
| **Calificación Créditos de Empleados** | | | | | |
| A-Normal | $2,076.3 | 11.5 | 2,085.1 | - | 3,809.6 |
| **Calificación Créditos a Exempleados** | | | | | |
| A-Normal | 277.6 | 1.9 | 279.5 | - | 367.1 |
| D-Subnormal | 0.2 | 0.0 | 0.2 | - | 0.2 |
| E-Irrecuperable | 47.3 | 0.0 | 47.3 | 39.8 | 80.1 |
| | $325.1 | $1.9 | $327.0 | $39.8 | $447.4 |

**Provisión Otros Activos**

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Saldo inicial | $21,808.4 | $22,910.5 |
| Más: | | |
| Provisión cargada a gastos del ejercicio | 21.1 | 113.3 |
| | 21,829.5 | 23,023.8 |
| Menos: | | |
| Reintegros de provisión otros activos | 0.6 | 217.0 |
| Reintegro otras provisiones | 431.2 | - |
| Utilización en venta derechos fideicomisos bienes recibidos en pago | 3.4 | 888.8 |
| Castigo Préstamo de Exempleados | - | 109.6 |
| Saldo final | $21,394.3 | $21,808.4 |

## (12) Depósitos y Exigibilidades

| | Junio de 2008 | Diciembre de 2007 |
|---|---|---|
| **Certificados de depósito a término:** | | |
| Emitidos a menos de 6 meses | $276,798.3 | $157,088.9 |
| Emitidos igual a 6 meses y menos de 12 meses | 307,731.3 | 249,453.4 |
| Emitidos igual o superior a 12 meses | 213,874.0 | 299,521.2 |
| | 798,403.6 | 706,063.5 |
| Cuentas de ahorro | 242,320.2 | 256,162.9 |
| Depósitos especiales | 88.1 | 226.0 |
| Bancos y corresponsales | 4,765.3 | 2,310.1 |
| Exigibilidades servicios bancarios | 274.6 | 386.0 |
| | $5,128.0 | $2,922.1 |

## (13) Fondos Interbancarios Comprados y Pactos de Recompra

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Fondos Interbancarios comprados | $11,134.0 | $92,837.0 |
| Compromisos de transferencia en operaciones repo cerrado | 376,957.9 | 451,779.6 |
| Compromisos de transferencias en operaciones simultáneas | 11,197.5 | - |
| Compromisos originados en posiciones en corto de operaciones simultáneas | 36,134.3 | - |
| | $435,423.7 | $544,616.6 |

Las tasas utilizadas en estas operaciones para los períodos terminados el 30 de junio de 2008 y 31 de diciembre de 2007, oscilaron entre el 10.0% y 2.57% y entre el 9.77% y 8.17% respectivamente.

Sobre los montos anteriores no existían restricciones ni limitaciones.

## (14) Cuentas por Pagar

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Impuestos** | | |
| Industria y comercio | - | $110.8 |
| Timbres | 0.7 | 1.4 |
| Sobretasas y otros | 5,074.8 | 5,156.8 |
| Arrendamientos | 410.5 | 582.9 |
| Contribución sobre transacciones | 15.3 | 12.2 |
| Promitentes compradores | 18.8 | 598.4 |
| Proveedores | 962.8 | 1,248.6 |
| Retenciones y aportes laborales | 1,429.2 | 2,633.8 |
| Cheques girados y no cobrados | 139.3 | 154.0 |
| Diversas (1) | 13,728.2 | 3,602.1 |
| | $21,779.6 | $14,101.0 |

(1) Al 30 de Junio de 2008 este rubro comprendía entre otros valores: cuentas por pagar por operaciones mesa de dinero: Banco BBVA por $4,310.6, Banco de Crédito por $2,563.9, Banco Davivienda por $2,728.5, JP Morgan Chase NY por $1,715.8 , Fondo de Cesantías Horizonte por $974.5. A diciembre 31 de 2007 este rubro comprendía entre otros valores: cuentas por pagar por operaciones mesa de dinero: JP. Morgan Chase NY por $353.0, BNP Paribas por $273.5, Citibank por$594.8, Interconexión Eléctrica por $369.1, Isagen por $116.4.

## (15) Otros Pasivos

**Obligaciones laborales consolidadas**

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Cesantías consolidadas | $232.8 | $272.7 |
| Intereses sobre cesantías | 13.4 | 30.2 |
| Vacaciones consolidadas | 1,375.6 | 1,296.7 |
| Otras prestaciones sociales | 322.2 | 315.9 |
| | $1,944.0 | $1,915.5 |

### *Pensiones de Jubilación*

El cálculo actuarial se elabora de acuerdo con lo establecido en el Decreto 2783 de 2001, teniendo en cuenta una Tasa Dane del 8,832% y una Tasa de descuento 14,045%.

Hace parte del cálculo actuarial una persona (hombre), el cual es pensionado directo de la Corporación.

El cálculo actuarial se encuentra totalmente amortizado.

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Monto total del cálculo actuarial | $1,259.1 | $1,239.1 |
| Valor pensiones causadas durante el semestre | 73.2 | 37.8 |
| Porcentaje de amortización | 100% | 100% |

### *Ingresos Anticipados y Abonos Diferidos*

El movimiento de los ingresos anticipados por los semestres terminados el 30 de junio de 2008 y 31 de diciembre de 2007, es el siguiente:

**Ingresos anticipados**

| | Junio 2008 | Cargos | Abonos | Diciembre 2007 |
|---|---|---|---|---|
| Comisiones | $32.2 | $392.7 | - | $424.9 |
| Comisiones recibidas productos derivados | 112.3 | 9.6 | 38.3 | 83.6 |
| | $144.5 | $402.3 | $38.3 | $508.5 |

**Abonos diferidos**

| | Junio 2008 | Cargos | Abonos | Diciembre 2007 |
|---|---|---|---|---|
| Utilidad en venta de activos | $595.4 | $904.0 | $332.8 | $1,166.6 |
| Patrimonio autonomo B por amortizar (1) | 4,087.4 | 23,562.6 | 22,542.4 | 5,107.6 |
| Otros Abonos diferidos | 165.0 | 342.7 | - | 507.7 |
| | $4,847.8 | $24,809.3 | $22,875.2 | $6,781.9 |

(1) Ver Nota 11 en Derechos en Fideicomisos.

## (16) Pasivos Estimados y Provisiones

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Obligaciones laborales | $813.1 | $1,174.3 |
| Impuestos | 4,830.6 | 0.5 |
| Multas y sanciones litigios, indemnizaciones | 643.2 | 643.2 |
| Multas y sanciones Superfinanciera | 17.3 | 67.3 |
| Diversos (1) | 2,654.7 | 1,794.8 |
| | $8,958.9 | $3,680.1 |

(1) Incluye provisiones para cubrir gastos por servicios públicos.

## (17) Capital Social

Al 30 de junio de 2008 el capital autorizado era de $1,715.0 representado en 171,500,000 acciones de valor nominal $10 pesos cada una.

Al 30 de junio de 2008 el Número de acciones en circulación fue:

| | |
|---|---|
| Número Acciones Preferenciales | 10,680,570 |
| Neumero Acciones Ordinarias | 157,656,790 |
| Total acciones suscritas y pagadas | 168,337,360 |

El dividendo mínimo preferencial que devenga cada acción es igual al 2% anual del precio de suscripción en pesos Colombianos, dividendo que se ajusta cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente, por la autoridad competente Colombiana, para cada año calendario.

## (18) Reservas

### *Legal*

De acuerdo con disposiciones legales vigentes en Colombia, todo establecimiento de crédito debe constituir una reserva legal, apropiando el diez por ciento (10%) de las utilidades líquidas de cada ejercicio, hasta llegar como mínimo al cincuenta por ciento (50%) del capital suscrito. La reserva podrá ser reducida a menos del cincuenta por ciento (50%) del capital suscrito, cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

La reserva no podrá destinarse al pago de dividendos ni cubrir gastos o pérdidas durante el tiempo en que la Corporación tenga utilidades no repartidas.

También se registra como reserva legal la prima en colocación de acciones, correspondiente a la diferencia entre el valor pagado por la acción y su valor nominal.

Al 30 de junio de 2008 y 31 de diciembre de 2007 la reserva legal era de $617,134.5 y $574,784.8 respectivamente.

### *Estatutarias y Ocasionales*

El siguiente es el detalle de las reservas estatutarias y ocasionales al 30 de junio de 2008 y 31 de diciembre de 2007.

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Reserva valoración de inversiones negociables (1) | $389,097.5 | 380,665.6 |
| Otras reservas a disposición de la asamblea para futuros repartos | 161,777.8 | 182,810.8 |
| | $550,875.3 | 563,476.4 |

(1) De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

## (19) Ganancias o Pérdidas no Realizadas en Inversiones Disponibles para la Venta

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Títulos Participativos | | |
| Promigas S.A. | $251,999.9 | $250,830.1 |
| Mineros S.A. | (4,568.9) | - |
| Tablemac S.A. | 15,759.4 | 26,899.7 |
| Enka de Colombia S.A. | (2,076.9) | (1,884.0) |
| Banco Av Villas S.A. | 23.1 | 21.3 |
| | 261,136.6 | 275,867.1 |
| Títulos de deuda | (25,860.5) | (16,420.0) |
| | $235,276.1 | $259,447.1 |

## (20) Cuentas Contingentes

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Acreedoras** | | |
| Avales | $252.5 | $252.5 |
| Valores recibidos en operaciones repos y simultáneas | 4,242.3 | - |
| Garantías bancarias | 78,866.1 | 46,741.9 |
| Obligaciones en opciones | 51,922.4 | 47,671.2 |
| Por litigios estipulados en moneda legal (*) | 52,176.3 | 52,310.4 |
| Otras contingencias | 4,801.9 | 4,990.6 |
| | $192,261.5 | $151,966.5 |
| **Deudoras** | | |
| Valores entregados en operaciones repos y simultáneas | $158,606.9 | - |
| Derechos en opciones | 139,707.0 | 47,719.5 |
| Pérdida fiscal por amortizar | - | 49,147.5 |
| Exceso renta presuntiva sobre líquida ordinaria | 133,243.2 | 216,294.4 |
| Otras contingencias | 1,830.8 | 1,790.9 |
| | $433,387.9 | $314,952.3 |

(*) Corresponde a contingencias pasivas derivadas de procesos judiciales en contra, cuyo fallo adverso es de ocurrencia remota de acuerdo al concepto del área jurídica de la Corporación.

(21) <u>Cuentas de Orden</u>

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Acreedoras** | | |
| Bienes y valores entregados en garantía | $453,649.7 | $518,802.6 |
| Valorización de bienes recibidos en pago | 6,081.2 | 6,659.5 |
| Remesas y otros efectos enviados al cobro | 43,812.0 | 45,902.2 |
| Cheques negociados impagados | 4,697.9 | 4,920.0 |
| Activos castigados | 207,908.9 | 210,328.8 |
| Ajustes por inflación activos | 81,617.8 | 82,431.7 |
| Distribución capital suscrito y pagado | 1,683.4 | 1,653.8 |
| Cuentas por cobrar dividendos decretados | 98.2 | 357.6 |
| Dividendos derechos en especie por revalorización | - | 4,045.3 |
| Propiedades y equipo totalmente depreciados | 15,021.7 | 15,234.8 |
| Valor fiscal de los activos (*) | 3,376,017.2 | 3,285,995.1 |
| Inversión en títulos garantizados por la nación | 226,544.3 | 245,045.6 |
| Títulos garantizados por el Banco de la República | 12.5 | - |
| Títulos aceptados por los establecimientos de crédito | 19,076.9 | 56,242.4 |
| Títulos para mantener hasta el vencimiento | 39,046.5 | 38,987.8 |
| Títulos disponibles para la venta - Deuda | 176,307.8 | 380,150.6 |
| Operaciones reciprocas | 249,865.0 | 252,476.4 |
| Valor nominal Forward de compra en dólares | 2,700,908.4 | 2,043,545.4 |
| Valor nominal Forward de compra en euros | 33,727.9 | 200,367.0 |
| Otras | 184,928.4 | 247,376.3 |
| | $7,821,005.7 | $7,640,522.9 |
| **Acreedoras** | | |
| Bienes y valores recibidos en custodia | $352.1 | $403.0 |
| Bienes y valores recibidos en garantía para futuros créditos | 113,038.9 | 105,570.2 |
| Garantías pendientes de cancelar | 58,823.3 | 61,501.8 |
| Bienes y valores recibidos en garantía-garantías idónea | 2,810.3 | 15,668.4 |
| Cobranzas recibidas | 1,437.8 | 1,506.4 |
| Ajustes por inflación patrimonio | 316,334.8 | 316,334.8 |
| Capitalización por revalorización del patrimonio | 316,334.8 | 316,334.8 |
| Rendimientos inversiones negociables títulos deuda | 26,344.9 | 69,074.9 |
| Dividendos decretados inversiones negociables | 196.4 | 1,488.0 |
| Valor fiscal del patrimonio | 1,773,987.5 | 1,616,373.8 |
| Calificación Cuentas por cobrar | 8,160.7 | 53,115.7 |
| Calificación cartera de empleados | 2,420.6 | 2,401.4 |
| Operaciones reciprocas | 117,486.1 | 126,398.5 |
| Valor nominal Forward de venta en dólares | 2,684,314.4 | 1,014,578.7 |
| Valor nominal Forward de venta en euros | 30,702.2 | 200,290.3 |
| Otras | 3,468.1 | 25,414.5 |
| | $5,456,212.9 | $3,926,455.2 |

(*) Corresponde al valor del patrimonio bruto fiscal al 31 de diciembre de 2007.

## (22) Operaciones con Partes Relacionadas

Se consideran partes relacionadas los principales accionistas, que poseen el diez por ciento (10%) o más del capital social o cuando teniendo menos, existan operaciones que representen más del cinco por ciento (5%) del patrimonio técnico. Igualmente, se consideran partes relacionadas los miembros de la Junta Directiva y las empresas donde la Corporación posee inversiones superiores al cincuenta por ciento (50%) o existen intereses económicos, administrativos o financieros.

**a. Operaciones con Accionistas**

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Disponible** | | |
| Banco de Bogotá S.A. | $12,240.6 | $8,527.7 |
| Banco de Occidente S.A. | 19,562.9 | 22,520.1 |
| **Inversiones** | | |
| Banco de Occidente S.A. | 6,233.7 | 7,509.4 |
| **Cuentas por Cobrar** | | |
| Banco de Occidente S.A. | 118.3 | - |
| **Cuentas por Pagar** | | |
| Banco de Bogotá S.A. | 13,124.5 | 20,869.8 |
| Banco de Occidente S.A. | 4,685.5 | 7,450.6 |
| **Ingresos Operacionales** | | |
| Banco de Bogotá S.A. | 96.7 | 1,469.5 |
| Banco de Occidente S.A. | 488.5 | 1,436.0 |
| **Gastos Operacionales** | | |
| Banco de Bogotá S.A. | 9.9 | 10.2 |
| Banco de Occidente S.A. | 211.5 | 190.0 |
| **Cuentas de Orden Deudoras** | | |
| Banco de Bogotá S.A. | 12,250.5 | 9,154.0 |
| Banco de Occidente S.A. | 26,126.4 | 30,495.6 |
| **Cuentas de Orden Acreedoras** | | |
| Banco de Bogotá S.A. | 13,221.2 | 22,339.3 |
| Banco de Occidente S.A. | 5,174.0 | 9,180.1 |

**b. Operaciones con Compañías Vinculadas**

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Inversiones** | | |
| Banco Corficolombiana S.A. (Panamá) | 11,574.2 | 12,126.8 |
| Leasing Corficolombiana S.A. | 40,916.2 | 37,116.5 |
| Leasing de Occidente S.A. | 79,012.2 | 84,826.5 |
| Casa de Bolsa Corficolombiana S.A. | 10,557.8 | 7,320.4 |
| Valle Bursátiles S.A. | 31.2 | 31.2 |
| Valores de Occidente S.A. | 2,257.4 | 2,257.4 |
| Banco Av Villas S.A. | 240.3 | 238.5 |
| Fiduciaria Corficolombiana S.A. | 19,659.0 | 19,659.0 |
| Fiduciaria de Occidente S.A. | 1,762.9 | 1,762.9 |
| Colombiana de Licitaciones y Concesiones Ltda. | 20,437.2 | 20,437.2 |
| Estudios, Proyectos e Inversiones de los Andes S.A. | 40,980.3 | 40,980.3 |
| Concesionaria Vial de los Andes S.A. | 92.8 | 92.8 |
| Industrias Lehner S.A. | 12,652.9 | 12,652.9 |
| Hoteles Estelar S.A. | 43,697.2 | 43,697.2 |
| Huevos Oro Ltda. | - | 11,197.4 |
| Lloreda S.A. | 131,324.0 | 131,324.0 |
| Mavalle S.A. | 257.3 | 257.3 |
| Organización Pajonales S.A. | 33,758.9 | 24,757.9 |
| Pizano S.A. en reestructuración | 27,591.9 | 27,591.9 |
| Plantaciones Unipalma de los Llanos S.A. | 13,604.0 | 12,665.8 |
| Promotora y Comercializadora Turística Santamar S.A. | 10,112.5 | 10,084.3 |
| Proyectos de Infraestructura S.A. | 68,375.9 | 68,375.9 |
| Tejidos Sintéticos de Colombia S.A. | 15,688.9 | 15,688.9 |
| Valora S.A. | 19,247.9 | 19,247.9 |
| **Provisión Inversiones** | | |
| Huevos Oro Ltda. | - | 4,331.7 |
| Lloreda S.A. | 98,751.6 | 98,751.6 |
| Promotora y Comercializadora Turística Santamar S.A. | 3,237.4 | 3,209.2 |
| Banco Av Villas S.A. | 30.0 | 34.6 |
| Pizano S.A. en reestructuración | 2,537.7 | 2,537.7 |
| **Cuentas por Cobrar** | | |
| Casa de Bolsa Corficolombiana S.A. | 25.7 | 71.3 |
| Leasing Corficolombiana S.A. | 174.4 | 152.4 |
| Fiduciaria Corficolombiana S.A. | 124.0 | 83.3 |
| Fiduciaria de Occidente S.A. | 185.1 | - |
| Valora S.A. | 798.6 | - |
| Huevos Oro Ltda. | - | 5.4 |
| Hoteles Estelar S.A. | 1,302.7 | 1,417.4 |
| Tejidos Sintéticos de Colombia S.A. | - | 0.2 |
| Industrias Lehner S.A. | - | 14.5 |
| Lloreda S.A. | 97.7 | 17.5 |
| Organización Pajonales S.A. | - | 9,012.5 |
| Proyectos de Infraestructura S.A. | 0.4 | 0.2 |
| **Gastos Anticipados** | | |
| Seguros de Alfa S.A. | - | 266.8 |
| **Valorizaciones** | | |
| Banco Corficolombiana S.A. (Panamá) | 134.4 | 455.0 |
| Casa de Bolsa Corficolombiana S.A. | - | 3,026.6 |
| Fiduciaria Corficolombiana S.A. | 8,982.7 | 8,360.4 |
| Leasing Corficolombiana S.A. | 16,552.0 | 16,699.7 |
| Valle Bursátiles S.A. | 7.8 | 7.3 |

*Continúa* →

b. **Operaciones con Compañías Vinculadas** *(Continuación)*

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Fiduciaria de Occidente S.A. | 909.9 | 840.0 |
| Leasing de Occidente S.A. | 16,844.9 | 15,698.4 |
| Colombiana de Licitaciones y Concesiones Ltda. | 10,220.7 | 10,918.5 |
| Estudios, Proyectos e Inversiones de los Andes S.A. | 48,605.6 | 46,878.4 |
| Hoteles Estelar S.A. | 81,459.5 | 63,935.2 |
| Mavalle S.A. | 16.1 | - |
| Organización Pajonales S.A. | 48,676.4 | 45,368.6 |
| Plantaciones Unipalma de los Llanos S.A. | 18,327.0 | 13,773.2 |
| Concesionaria Vial de los Andes S.A. | 129.0 | 153.9 |
| Proyectos de Infraestructura S.A. | 31,904.6 | 20,940.7 |
| Tejidos Sintéticos de Colombia S.A. | 4,460.6 | 2,363.4 |
| Valora S.A. | 6,736.3 | 4,830.9 |
| **Desvalorizaciones** | | |
| Casa de Bolsa Corficolombiana | 565.2 | - |
| Industrias Lehner S.A. | 726.2 | 1,836.9 |
| Huevos Oro Lda. | - | 295.0 |
| Lloreda S.A. | 32,572.4 | 32,572.4 |
| Banco Av villas S.A. | - | 4.6 |
| Valores de Occidente S.A. | 785.1 | 931.3 |
| **Depósitos y Exigibilidades** | | |
| Colombiana de Licitaciones y Concesiones Ltda. | 16,266.7 | 16,004.9 |
| Estudios, Proyectos e Inversiones de los Andes S.A. | 15,596.1 | 23,068.0 |
| Leasing Corficolombiana S.A. | 3,628.9 | 22,521.5 |
| Leasing de Occidente S.A. | 13,057.3 | - |
| Casa de Bolsa Corficolombiana S.A. | 983.0 | 2,566.0 |
| Plantaciones Unipalma de los Llanos S.A. | 564.1 | 539.9 |
| Valora S.A. | 2.3 | 2.2 |
| Industrias Lehner S.A. | - | 10.8 |
| Valora S.A. | - | 226.2 |
| Tejidos Sintéticos de Colombia S.A. | - | 165.0 |
| Proyectos de Infraestructura S.A. | 1.9 | - |
| **Fondos Interbancarios** | | |
| Leasing Corficolombiana S.A. | 11,106.5 | - |
| **Cuentas por Pagar** | | |
| Colombiana de Licitaciones y Concesiones Ltda. | 467.1 | 295.9 |
| Estudios, Proyectos e Inversiones de los Andes S.A. | 252.0 | 437.4 |
| Fiduciaria Corficolombiana S.A. | 43.3 | - |
| Leasing Corficolombiana S.A. | - | 5.9 |
| Proyectos de Infraestructura S.A. | 0.8 | - |
| Banco Popular S.A. | 1,930.4 | 3,068.6 |
| Leasing de Occidente S.A. | 24.5 | 57.6 |
| Fiduciaria Bogotá S.A. | 45.1 | 38.2 |
| Seguros de Vida Alfa S.A. | 4.0 | - |
| Hoteles Estelar S.A. | 13.8 | 23.1 |
| Plantaciones Unipalma de los Llanos S.A. | 3.5 | 3.4 |
| Industrias Lehner S.A. | 0.6 | 0.2 |
| **Ingresos Operacionales** | | |
| Banco Corficolombiana S.A. (Panamá) | 299.2 | - |
| Casa de Bolsa Corficolombiana S.A. | 3,367.1 | 288.5 |
| Leasing Corficolombiana S.A. | 5,954.5 | 7,356.0 |
| Leasing de Occidente S.A. | 12,453.1 | 10,937.9 |
| Fiduciaria Corficolombiana S.A. | 3,539.9 | 3,537.9 |

*Continúa* →

Corficolombiana

b. Operaciones con Compañías Vinculadas *(Continuación)*

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Fiduciaria de Occidente S.A. | 277.7 | 279.1 |
| Banco Popular S.A. | - | 38.7 |
| Proyectos de Infraestructura S.A. | 15,636.5 | - |
| Colombiana de Licitaciones y Concesiones Ltda. | 2,251.9 | 1,016.8 |
| Estudios, Proyectos e Inversiones de los Andes S.A. | 11,300.3 | 9,186.1 |
| Hoteles Estelar S. A. | 2,542.0 | 2,510.7 |
| Huevos Oro Ltda. | - | 5.2 |
| Lloreda S.A. | 90.0 | 15.1 |
| Leasing Bogotá S.A. | 56.5 | - |
| Concesionaria Vial de los Andes S.A. | 51.3 | 51.9 |
| Organización Pajonales S.A. | - | 12.5 |
| Plantaciones Unipalma de los Llanos S.A. | 1,347.2 | 1,097.1 |
| Promotora y Comercializadora Turística Santamar S.A. | - | 0.8 |
| Proyectos de Infraestructura S.A. | - | 15,155.7 |
| Tejidos Sintéticos de Colombia S.A. | - | 8.6 |
| Valora S.A. | - | 11.6 |
| Industrias Lehner S.A. | - | 12.5 |
| **Ingresos No Operacionales** | | |
| Banco Corficolombiana S.A. (Panamá) | 21.4 | 21.5 |
| Casa de Bolsa Corficolombiana S.A. | 15.9 | 98.7 |
| Estudios Proyectos e Inversiones de los Andes S.A. | 24.6 | - |
| Fiduciaria Corficolombiana S.A. | 66.5 | 75.5 |
| Hoteles Estelar S.A. | 29.8 | - |
| Leasing Corficolombiana S.A. | 117.6 | 31.7 |
| Lloreda S.A. | 3.2 | - |
| Banco Av Villas S.A. | - | 1.1 |
| Colombiana de Licitaciones y Concesiones Ltda. | - | 23.3 |
| Pizano S.A. en restructuración | - | 6,152.5 |
| Proyectos de Infraestructura S.A. | - | 2.2 |
| Plantanciones Unipalma S.A. | - | 0.7 |
| Promotora y Comercializadora Turistica Santamar S.A. | - | 3.3 |
| Tejidos Sintéticos de Colombia S.A. | - | 0.1 |
| Valora S.A. | 70.0 | 1.3 |
| Seguros de Vida Alfa S.A. | 2.2 | - |
| **Gastos Operacionales** | | |
| Casa de Bolsa Corficolombiana S.A. | 449.4 | 511.1 |
| Fiduciaria Corficolombiana S.A. | 372.0 | 8.0 |
| Leasing Corficolombiana S.A. | 860.1 | 692.1 |
| A Toda Hora S.A. | 20.9 | 16.6 |
| Leasing de Occidente S.A. | 842.3 | 583.2 |
| Fiduciaria Bogotá S.A. | 230.4 | 265.4 |
| Banco Popular S.A. | - | 961.8 |
| Banco Av Villas S.A. | - | 485.7 |
| Seguros Alfa S.A. | 33.0 | - |
| Colombiana de Licitaciones y Concesiones Ltda. | 841.2 | 511.4 |
| Estudios, Proyectos e Inversiones de los Andes S.A. | 604.8 | 969.9 |
| Industria Lehner S.A. | - | 0.2 |
| Proyectos de Infraestructura S.A. | 3.1 | - |
| Plantaciones Unipalma de los Llanos S.A. | 26.0 | 23.5 |
| Proyectos de Energía S.A. | - | 0.8 |
| Promotora y Comercializadora Turistica Santamar S.A. | 28.2 | 338.2 |
| Valora S.A. | 1.0 | - |
| Hoteles Estelar S.A. | 107.3 | - |
| Seguros de Vida Alfa S.A. | 33.0 | - |

Continúa →

b. Operaciones con Compañías Vinculadas *(Continuación)*

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Cuentas de Orden Deudoras** | | |
| Colombiana de Licitaciones y Concesiones Ltda. | 3,021.1 | 2,390.5 |
| Banco Corfivalle Panamá | 11,709.0 | 461.1 |
| Banco Popular S.A. | - | 961.8 |
| Banco AvVillas | 210.4 | 685.0 |
| Casa de Bolsa Corficolombiana S.A. | 10,467.7 | 10,929.3 |
| Fiduciaria Corficolombiana S.A. | 29,115.2 | 110.8 |
| Fiduciaria Bogotá S.A. | 230.4 | 265.4 |
| Fiduciaria de Occidente S.A. | 2,858.0 | 2,602.9 |
| A. T. H. A Toda Hora S.A. | 20.9 | 16.6 |
| Estudios, Proyectos e Inversiones de los Andes S.A: | 13,561.2 | 22,049.4 |
| Hoteles Estelar S.A. | 17,021.3 | 22,189.1 |
| Huevos Oro Ltda. | - | 523.2 |
| Leasing Corficolombiana S.A. | 58,502.7 | 54,660.7 |
| Leasing de Occidente S.A. | 96,835.4 | 101,108.2 |
| Lloreda S.A. | 19,049.3 | 19,049.3 |
| Organización Pajonales S.A. | 6,196.8 | 6,196.8 |
| Pizano S.A. en restructuración | 1,836.0 | 1,836.0 |
| Plantaciones Unipalma de los Llanos S.A. | 2,216.1 | 279.7 |
| Promotora y Comercializadora Turística Santamar S.A. | 80.8 | 80.8 |
| Proyectos de Infraestructura S.A. | 17,933.6 | 27,499.7 |
| Seguros Alfa S.A. | 33.0 | 400.1 |
| Seguros de Vida alfa S.A. | 33.0 | 31.8 |
| Tejidos Sintéticos de Colombia S.A. | 1,432.9 | 2,649.0 |
| Concesionaria Vial de los Andes S.A. | 51.3 | 94.1 |
| Valle Bursátiles S.A. | 1.7 | 38.5 |
| Valora S.A. | - | 3,813.5 |
| Valores de Occidente S.A. | - | 1,326.2 |
| **Cuentas de Orden Acreedoras** | | |
| Fiduciaria Corficolombiana S. A. | 12,631.9 | 11,973.8 |
| Fiduciaria Bogotá S.A. | 45.1 | 38.2 |
| Fiduciaria de Occidente S.A. | 1,187.6 | 1,119.1 |
| Casa de Bolsa Corficolombiana S.A. | 3,800.9 | 5,979.8 |
| Huevos Oro Ltda. | - | 1,212.8 |
| Leasing Corficolombiana S.A. | 37,359.6 | 46,615.1 |
| Leasing Bogotá S.A. | - | 69.7 |
| Leasing de Occidente S.A. | 42,379.8 | 26,694.0 |
| Promotora y Comercializadora Turística Santamar S.A. | 15,8 | 21.5 |
| Seguros de Vida Alfa S.A. | 6.2 | 5.1 |
| Valores de Occidente S.A. | 785.1 | 931.3 |
| Valle Bursátiles S.A. | - | 7.3 |
| Banco Corficolombiana Panamá | 454.9 | 476.6 |
| Banco Popular S.A. | 1,930.4 | 3,107.3 |
| Banco AvVillas | 23.1 | 17.9 |
| Concesionaria Vial de los Andes S.A. | 3,000.0 | 3,000.0 |
| Industrias Lehner S.A. | - | 2.1 |
| Tejidos Sintéticos de Colombia S.A. | 90.7 | 1.0 |

c. Operaciones Celebradas con Miembros de la Junta Directiva y Representantes Legales

| | Junio 2008 | | Diciembre 2007 | |
|---|---|---|---|---|
| | Junta Directiva | Representantes Legales | Junta Directiva | Representantes Legales |
| Activos | - | $84.0 | - | $45.9 |
| Pasivos | 241.9 | 24.0 | 249.4 | 40.4 |
| Ingresos | - | 4.1 | - | 1.1 |
| Gastos | 117.2 | 7.3 | 104.2 | 10.7 |

**d. Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a junio 30 de 2008 $67,253.5**

| % participación | Nit | Accionista | Tipo | Operación | Derechos | Obligación |
|---|---|---|---|---|---|---|
| 2.74% | 800,224,827 | Fondo de Pensiones Obligatorias Horizonte | Forward | Compra | 134,611.4 | 123,019.9 |
| | | | Forward | Venta | 108,281.6 | 115,381.2 |
| | | | | | **242,893.0** | **238,401.1** |
| 2.93% | 800,224,808 | Fondo de Pensiones Obligatorias Porvenir | Forward | Compra | 67,305.7 | 60,217.6 |
| 0.06% | 830,038,885 | Valorem S.A. | Forward | Compra | 310,671,9 | 273,697.3 |
| 0.00% | 860,007,660 | Banco de Credito | Forward | Venta | 85,208.0 | 89,420.4 |

**e. Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a diciembre 31 de 2007 $64,087.2**

| % participación | Nit | Accionista | Tipo | Operación | Derechos | Obligación |
|---|---|---|---|---|---|---|
| 1.97% | 800,224,827 | Fondo de Pensiones Obligatorias Santander | Forward | Compra | 110,811.8 | 110,887.5 |
| | | | Forward | Venta | 70,989.7 | 70,516.6 |
| | | | | | **181,801.5** | **181,404.1** |
| 2.61% | 800,227,940 | Fondo de Pensiones Obligatorias Colfondos | Forward | Compra | 80,590.4 | 82,230.9 |
| | | | Forward | Venta | 33,070.5 | 32,236.2 |
| | | | | | **113,660.9** | **114,467.1** |
| 2.74% | 800,224,827 | Fondo de Pensiones Obligatorias Horizonte | Forward | Compra | 125,663.2 | 124,428.7 |
| | | | Forward | Venta | 49,941.5 | 50,376.2 |
| | | | | | **181,801.5** | **181,404.1** |

## (23) Ingresos Operacionales

El siguiente es el detalle de los ingresos operacionales otros:

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Dividendos y participaciones** | | |
| Epiandes S.A. | $11,279.4 | $9,165.2 |
| Promigás S.A. | 12,392.0 | 10,747.4 |
| Proyectos de Infraestructura S.A | 15,635.6 | 15,144.1 |
| Leasing Corficololombiana S.A. | 5,068.1 | 6,612.4 |
| Leasing de Occidente S.A. | 10,924.9 | 8,782.1 |
| Sociedad de Inversiones en Energía | 3,085.4 | 3,035.1 |
| Concecol Ltda. | 2,231.0 | 949.3 |
| Casa de Bolsa Corficolombiana S.A. | 3,237.8 | 144.5 |
| Fiduciaria Corficolombiana S.A. | 2,778.6 | 3,154.1 |
| Concesionaria Tibitoc S.A | 925.3 | 1,129.8 |
| Banco Corfivalle Panamá | 299.2 | - |
| Hoteles Estelar | 2,541.9 | 2,499.4 |
| Unipalma | 1,347.1 | 1,090.6 |
| Empresa de Energía de Bogotá | 11,396.7 | 1,713.6 |
| Gas Natural | 3,240.9 | - |
| Estudios y Desarrollos de infraestructura | - | 396.0 |
| Colombina S.A. | 1,706.0 | - |
| Mineros S.A. | 1,425.8 | - |
| Aerocali S.A. | 883.2 | - |
| Tablemac | 603.8 | - |
| Colombiana de Extrusión | 685.8 | - |
| Otros | 1,904.9 | 345.8 |
| | $93,593.4 | $64,909.4 |
| **Otros** | | |
| Utilidad en posición corto operaciones repo | 5,216.2 | - |
| Reintegro Provisión cuentas por cobrar | 3.0 | 272.9 |
| Reintegros provisión cartera de créditos | - | 1.8 |
| Ingresos diversos | 177.7 | 2,227.2 |
| | $5,396.9 | $2,501.9 |

## (24) Gastos Operacionales - Otros

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Pérdidas posición corto operaciones repo | $4,813.4 | - |
| Honorarios | 1,963.8 | 6,857.8 |
| Impuestos (1) | 13,847.0 | 3,314.1 |
| Arrendamientos | 1,372.7 | 932.1 |
| Contribuciones y afiliaciones | 737.5 | 1,075.2 |
| Seguros | 1,914.7 | 1,795.2 |
| Mantenimiento y reparaciones | 947.3 | 776.5 |
| Adecuación e instalación de oficinas | 76.8 | 91.2 |
| Diversos: | | |
| Servicios de aseo y vigilancia | 360.6 | 359.6 |
| Servicios temporales | 284.6 | 336.3 |
| Publicidad y propaganda | 779.4 | 734.2 |
| Relaciones públicas | 101.8 | 111.0 |
| Servicios públicos | 641.9 | 706.3 |
| Gastos de viaje | 188.1 | 190.7 |
| Transporte | 590.6 | 676.0 |
| Útiles y papelería | 147.3 | 182.3 |
| Gastos Operaciones consorcio | - | 123.3 |
| Donaciones | 1.5 | 110.2 |
| Pérdida en Liquidación de Inversiones (2) | - | 2,198.3 |
| Suscripciones y avisos | 687.3 | 778.7 |
| Portes de correo | 54.6 | 44.5 |
| Administración edificios | 254.2 | 265.4 |
| Cafetería | 27.2 | 32.0 |
| Gastos legales | 28.0 | 0.8 |
| Digitalización y empaste | 79.7 | - |
| IVA deducible prorrateo | 14.6 | (123.8) |
| Servicio de Conexión | 327.7 | 280.9 |
| Misceláneos | 1,161.4 | 571.7 |
| | $31,403.7 | $22,420.5 |

(1) Al Junio 30 de 2008, este rubro incluye la causación del impuesto del patrimonio por $10,149.7

(2) Al diciembre 31 de 2007 correspndía a la liquidación de la inversión Promotora Inmobiliaria la Esperanza $2,196.4

## (25) Otras Provisiones

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Bienes recibidos en pago | $15.5 | $73.3 |
| Otros activos | 21.2 | 113.3 |
| Disponible | 69.9 | 3.0 |
| | $106.6 | $189.6 |

## (26) Ingresos no Operacionales

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Utilidad en venta de: | | |
| Bienes recibidos en pago | $3,118.4 | 4,673.9 |
| Propiedades y equipo | 357.5 | 1,006.8 |
| Arrendamientos | 333.9 | 194.2 |
| Recuperaciones: | | |
| Bienes castigados | 1,023.8 | 2,712.4 |
| Reintegros provisión: | | |
| Inversiones (1) | 8,997.1 | 19,155.0 |
| Propiedad y Equipo | - | 300.0 |
| Reintegro bienes realizables y recibidos | 18.3 | 17.3 |
| Otras provisiones | 1,167.7 | 47.2 |
| Otras recuperaciones | 1,626.6 | 7,589.6 |
| Otros Activos | 0.6 | 217.0 |
| Diversos: | | |
| Ingresos bienes recibidos en pago | 133.9 | 77.8 |
| Otros (2) | 25,038.5 | 16,543.2 |
| | $41,816.3 | 52,534.4 |

(1) Al 30 de junio de 2008 este rubro comprendia entre otros valores: Aerocali por $3,356.8, Compañía de Aguas de Colombia por $827.7, Bonos Emcali por $4,669.9. Al 31 de diciembre de 2007 comprendía entre otros valores al reintegro de la provisión de Proyectos de Energía S.A. por $7,830.0 producto de la fusión como se explica en la nota 3.

(2) Al 30 de junio de 2008 este rubro comprendía entre otros valores :Causación del patrimonio B Fidubogota Patrimonio Autonomos $23,383.4. Al 31 diciembre de 2007 comprendía entre otros valores: Ingreso generado por la fusión de Corficolombiana con Proyectos de Energía S.A.$4,856.5, Utilidad en la venta de los derechos en fideicomiso Melendez 651-1 y Fideicomiso ciudad de Lili B por$5,858.6, Ingresos Fidubogota Patrimonios Autonomos $4,750.3.

## (27) Impuesto Sobre la Renta

La siguiente es la conciliación entre la utilidad contable y la renta gravable estimada

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Utilidad - pérdida antes de impuesto a la renta | $101,761.3 | $128,930.4 |
| Más (menos) partidas que aumentan (disminuyen) la utilidad fiscal: | | |
| Dividendos no causados contablemente | 6,763.3 | 74,980.9 |
| Ingreso valoración de inversiones renta variable | (6,646.5) | (6,963.8) |
| Provisiones no deducibles | 2,176.7 | 2,277.2 |
| Impuestos no deducibles (GMF), impuesto patrimonio | 12,555.3 | 1,991.3 |
| Impuesto industria y comercio y otros | 89.6 | (93.7) |
| Gastos de otras vigencias y otros gastos no deducibles | 1,459.0 | 45,772.9 |
| Pérdida en venta de inmuebles y acciones | 0.5 | 13.0 |
| Gastos imputables ingresos no gravados | 2,718.9 | 2,024.9 |
| Ingresos diferidos declarados años anteriores | (835.3) | (1,032.8) |
| Dividendos y participaciones no gravables | (95,788.3) | (126,323.9) |
| Diferencia por valoración de inversiones negociables renta fija | (21,867.3) | 44,457.9 |
| Reintegro provisiones no deducidas en años anteriores | (10,215.5) | (61,445.7) |
| Otros Ingresos no gravados | (6.9) | - |
| (Pérdida) renta estimada | (7,835.7) | 104,588.6 |
| Compensación créditos fiscales | - | (104,588.6) |
| Renta presuntiva aplicable | $25,468.2 | $31,133.6 |
| Renta exenta | (2,482.3) | - |
| Base gravable | 22,985.9 | 31,133.6 |
| Impuesto de renta (*) | 7,585.3 | 10,585.4 |
| Total Impuesto de Renta estimado año | 7,585.3 | 10,585.4 |
| Impuesto de Renta Requerido | 3,822.7 | 5,545.5 |
| Exceso o (defecto) de provisión | 627.1 | 22.5 |
| Total gasto impuesto de renta | $4,449.8 | 5,568.0 |
| (*) Porcentaje impuesto de renta para el año gravable | 33% | 34% |

A diciembre de 2007, se incluyen los valores fiscales de Proyectos de Energía S.A. (entidad absorbida) según la nota 3.

Las declaraciones por impuesto de renta de los años 2005 y 2006 se encuentran en firme; la del año 2007 está sujeta a revisión por parte de la DIAN.

Al 30 de junio de 2008 la Corporación posee excesos de renta presuntiva sobre renta ordinaria reajustados, pendientes de compensar por $133,243.2.

## (28) Relación Activos Ponderados por Nivel de Riesgo - Patrimonio Técnico

El patrimonio técnico no puede ser inferior al nueve por ciento (9%) de los activos en moneda nacional y extranjera ponderados por nivel de riesgo, conforme en el Decreto 1720 de 2001. El cumplimiento individual se verifica mensualmente y semestralmente en forma consolidada con sus filiales y subsidiarias.

La clasificación de los activos de riesgo en cada categoría se efectúa aplicando los porcentajes determinados por la Superintendencia Financiera a cada uno de los rubros del activo, cuentas contingentes, negocios y encargos fiduciarios establecidos en el Plan Único de Cuentas.

Al 30 de junio de 2008 y 31 de diciembre de 2007 la relación lograda por la Corporación fue de cuarenta y ocho punto setenta y siete por ciento (48.77%) y cincuenta y uno punto once por ciento (51.11%) respectivamente.

## (29) Contingencias

Con relación a la existencia de tres supuestos CDT de la Corporación Financiera del Valle S.A. con números 159743, 159744 y 159745, fechados el 17 de febrero de 1989, por valor de $58'5 cada uno, se informa:

- Que tales títulos no aparecen registrados en la contabilidad de la Corporación y
- Que en relación con hechos relacionados con los mismos, la Sala Penal de la Corte Suprema de Justicia no se pronunció sobre su existencia y validez. Así lo reconoció la Sala de Casación Penal en sentencia de tutela del 26 de febrero de 2008, confirmada posteriormente por la Sala de Casación Civil de la Corte Suprema de Justicia mediante sentencia del 7 de abril del mismo año, al manifestar que "(...)el debate judicial no giró en torno a la temática de la Validez u oponibilidad de los títulos valores sobre los cuales recayó la actividad delictiva que ahí se juzgó (...)".

## (30) Gestión de Activos y Pasivos

De acuerdo con la Resolución 001 del 2 de enero de 1996 y la Circular Externa No. 024 de marzo de 1996, de la Superintendencia Financiera, en las cuales se definen los criterios y procedimientos mediante los cuales los establecimientos de crédito deben identificar, medir, evaluar y controlar su exposición a los riesgos de liquidez, tasa de interés y tasa de cambio, se presenta el estudio sobre los niveles de exposición de la Corporación.

A continuación se presentan las principales cuentas que afectan el GAP de liquidez de la Corporación en una maduración correspondiente a 12 meses:

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Disponible | $122,323 | $83,766 |
| Fondos Interbancarios | 168,027 | 167,378 |
| Inversiones Negociables | 393,267 | 392,540 |
| Inversiones no Negociables | 653,779 | 651,873 |
| Cuentas por Cobrar | 24,011 | 20,202 |
| Derivados | (11,963) | 31,871 |
| Otros Activos | 15,536 | 9,600 |
| Total Posiciones Activas | $1,365,107 | $1,357,231 |
| Cdt's | $572,856 | $368,050 |
| Depósitos de Ahorro | 73,603 | 120,925 |
| Otros | 5,128 | 2,922 |
| Fondos Interbancarios | 348,285 | 461,419 |
| Cuentas por Pagar | 68,656 | 66,583 |
| Otros Pasivos | 2,661 | 2,556 |
| Pasivos Estimados y Provisiones | 4,845 | 27 |
| Total Posiciones Pasivas | $1,075,993 | $1,022,484 |

De acuerdo con la Circular Externa 018 de 2008 de la Superintendencia Financiera de Colombia, la cual modificó el capitulo VI de la Circular Externa 100 de 1995 "Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL)", la cual se aplicará a partir del año 2009. La Corporación estableció un cronograma de trabajo para ajustarse a la nueva normatividad y darle cumplimiento en el plazo establecido.

La Corporación de acuerdo con la regulación vigente calcula el riesgo de mercado con base en el modelo estándar

establecido por la Superintendencia Financiera en la Circular Externa 009 de 2007 (Capitulo XXI Circular Básica Contable y Financiera Circular Externa 100 de 1995).

| Metodología según circular externa 009 de 2007 | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Riesgo por módulos | | |
| 1- Tasa de Interés | $38,135 | $31,997 |
| 2- Tasa de Cambio | 3,509 | 4,385 |
| 3- Precio de Acciones | 6,878 | 6,602 |
| 4- Carteras Colectivas | 1,141 | 1,794 |
| Ver agregado | $49,663 | $44,778 |

## (31) Gobierno Corporativo (No auditado)

La Corporación Financiera Colombiana S.A., conservando su política de tener permanentemente actualizada la normatividad de buen gobierno corporativo, tiene incorporados principios que rigen el buen gobierno corporativo de la entidad, así como la protección de los derechos de los accionistas e inversionistas.

***Junta Directiva y Alta Gerencia***: la Alta Gerencia y la Junta Directiva determinan las estrategias, políticas y perfiles de riesgos de la entidad. La Junta Directiva está permanentemente informada de los procesos y negocios que realiza la Corporación. Esta aprueba los límites de otorgamiento de créditos y de exposición al riesgo de mercado, liquidez y administración del riesgo crediticio para los diferentes negocios de la Corporación. La Vicepresidencia Ejecutiva es el área dedicada a la identificación, administración, medición y control de los riesgos inherentes a las operaciones de tesorería y demás negocios de la entidad. Esta área se encarga de generar los mecanismos de control de riesgo y de informar a la Alta Gerencia y Junta Directiva sobre las exposiciones al riesgo que puede presentar la Corporación.

***Políticas y División de Funciones:*** las politicas de gestión de riesgo son aprobadas por la Junta Directiva y están acorde con las diferentes líneas de negocio de la Corporación. Cuenta con elementos específicos por cada tipo de riesgo (crédito,mercado,líquidez y operacional) y se les hace seguimiento riguroso en su cumplimiento por parte de la Gerencia de Riesgo, área que encuentra bajo la Viciepresidentencia Ejecutiva.

***Reportes a la Junta Directiva:*** la Junta Directiva permanentemente está informada de las exposiciones de riesgo de los diferentes negocios realizados por la Corporación.

A la Junta Directiva mensualmente se le presenta un informe que contiene una descripción detallada de las operaciones realizadas por la mesa de dinero los resultados del negocio, los niveles de riesgo y el cumplimiento de los límites establecidos si es del caso. Las operaciones con vinculados se someten a consideración de la Junta Directiva.

Los límites de posiciones máximas de portafolio, pérdidas máximas y de valor en riesgo son controlados por el departamento de riesgo e informados diariamente a la Alta Gerencia de la Corporación.

***Infraestructura Tecnológica:*** la Corporación dispone de una adecuada infraestructura tecnológica que le permite soportar de manera eficiente los requerimientos transaccionales de su operación diaria, incluyendo adecuados mecanismos de control y auditoria para el control del riesgo y para la generación de herramientas de información que facilitan la gestión de la información de la organización.

***Metodología para la Medición de Riesgo:*** la Corporación Financiera Colombiana está catalogada como una entidad financiera y por su rol de negocio en los diferentes frentes en los que se concentra (productos de mesa de dinero, banca de inversión, gestión de activos, inversiones de renta variable, etc.), se ve expuesta a una variedad de riesgos generados por la evolución del entorno en todas sus dimensiones.

Con base en lo anterior, resulta claro que la gestión de los riesgos se ha convertido en el factor determinante para lograr uno de los principales objetivos de Corficolombiana, la obtención de una rentabilidad satisfactoria para sus

accionistas, y por ello se encuentra en la definición misma de todas y cada una de las estrategias institucionales y el procedimiento de toma de decisiones sobre todos los negocios y actividades de la Corporación.

La Corporación definió que el proceso de administración del riesgo debe cumplir con las siguientes etapas:

*Identificación de riesgo:* se determinan los riesgos asociados a cada uno de los productos. Se busca identificar concentraciones indebidas de riesgos e implementar nuevas tecnologías para el manejo de los mismos.

*Medición de los riesgos:* se determinan los procesos de medición y manejo de los diferentes riesgos. Los sistemas de monitoreo deben funcionar en forma precisa y abarcar todos los aspectos definidos, de forma que facilite el manejo gerencial. La medición del riesgo implica la disponibilidad de recurso humano experimentado y de herramientas técnicas que faciliten la cuantificación de los riesgos inherentes a cada negocio.

*Asignación de límites:* se determinan límites para cada uno de los riesgos por aparte (mercado, crédito y/o contraparte, operacional y liquidez), aún cuando están ligados entre sí. La administración evalúa y define los límites con base en la disposición para asumir riesgos y la capacidad de la entidad para absorber pérdidas.

*Medición y control de limites:* se debe revisar permanentemente el valor de las posiciones contra los límites y reportar oportunamente a la alta gerencia los excesos que se presenten, para tomar los correctivos del caso. Se realizan evaluaciones y mediciones con diferente periodicidad de acuerdo a las necesidades de cada línea de negocio.

*Generación de informes:* se deben presentar periódicamente, de acuerdo con lo que defina la Junta Directiva y los diferentes estamentos de riesgo. Deben contener información referente a la exposición actual de riesgo frente a los límites establecidos considerándose como elementos indispensables para la toma de decisiones.

Las metodologías existentes identifican y miden los diferentes tipos de riesgo a los que está expuesta la Corporación en su actividad y es así como operan los métodos que fueron enunciados y explicados detalladamente en estas notas a los estados financieros.

***Estructura Organizacional:*** la Corporación ha definido a través de su Junta Directiva una estructura organizacional, la cual deberá velar por la adecuada administración de riesgos. Es así como la Vicepresidencia Ejecutiva está a cargo de la construcción de una fuerte cultura de riesgo dentro de la organización, buscando obtener siempre una visión integrada del riesgo que además cubre las filiales financieras de Corficolombiana. Esta Vicepresidencia tiene a cargo la Gerencia de Riesgo y la Gerencia de Riesgo Crediticio, y tiene el propósito de promover, liderar y controlar la ejecución de las políticas de riesgo aprobadas mediante el cumplimiento de la estrategia de gestión de riesgo trazada, utilizando el proceso de administración del riesgo previamente definido.

En la estructura de la Corporación, existe independencia entre las áreas de negociación, control de riesgo y contabilización de operaciones. Cada una de estas labores está asignada a diferentes áreas funcionales las que a su vez reportan a diferentes vicepresidencias de la Corporación como sigue:

| Responsabilidad | Area | Reporta a: |
|---|---|---|
| Negociación | Vicepresidencia Tesorería | Presidencia |
| | Vicepresidencia Comercial | Presidencia |
| | Vicepresidencia Banca de Inversión | Presidencia |
| | Vicepresidencia Portafolios de Inversión | Presidencia |
| | Vicepresidencia Inversiones | Presidencia |
| Control | Gerencia Riesgo | Vicepresidencia Ejecutiva |
| | Gerencia Riesgo Crediticio | Vicepresidencia Ejecutiva |
| Contabilización | Gerencia Operaciones de Tesorería | Vicepresidencia Operaciones |
| | Gerencia Operaciones de Apoyo | Vicepresidencia Operaciones |

## (32) Revelación de Riesgos

*Objetivos*

Las actividades de tesorería de la Corporación se realizan dentro de un marco de límites y políticas establecidas por la Junta Directiva y monitoreadas y controladas por la Gerencia de Riesgo. Las decisiones se toman dentro de dicho marco a partir del permanente y continuo seguimiento a las variables económicas de carácter interno y externo. Todo con el objetivo de maximizar la relación riesgo/retorno de los portafolios administrados, optimizar el retorno de la relación comercial con los clientes de la Corporación y capturar las oportunidades que se detecten en los diferentes mercados en los que interviene:

- Deuda Publica Interna (en calidad de Creador de Mercado).
- Deuda Privada.
- Divisas.
- Instrumentos derivados moneda local.
- Instrumentos derivados en moneda extranjera.

***Filosofía en la Toma de Riesgos***

Para asegurarse que las actividades de tesorería se acoplen a los objetivos y estrategias de la Corporación, la Junta Directiva ejerce un permanente monitoreo del perfil de riesgo. Realizando seguimiento a las posiciones de tesorería, a los límites de Riesgo de Mercado, Riesgo de Crédito, Riesgo de Liquidez y Riesgo Operacional.

La filosofía de asunción de riesgos es consistente con las políticas generales de la gestión de activos y pasivos y considera aspectos como análisis económicos, análisis técnico, análisis fundamental y el efecto de cambios del entorno en el libro bancario y en el libro de tesorería.

*Evaluación*

El riesgo de mercado de la Corporación se mide a través de los diferentes análisis que se realicen basados en técnicas reconocidas para la administración del riesgo financiero, con el objetivo de controlar los niveles de pérdida a los que se puede encontrar expuesta la Corporación en sus inversiones de activos financieros por la volatilidad en los mercados en los que puede participar.

Con base en lo anterior se opera el siguiente esquema de límites considerando el perfil de riesgo de la entidad.

**RIESGO DE MERCADO**

**1. Posición Portafolio Pesos**

**Límites del portafolio de inversiones negociables:** se limita el valor nominal de la posición en títulos de deuda pública, considerando sus características de tasa: fija o variable y de acuerdo al plazo de maduración. Igualmente se limita la posición en títulos negociables diferentes de deuda pública, considerando los mismos aspectos antes señalados y los respectivos cupos de emisor.

**Límites del portafolio de inversiones disponible para la venta:** se limita el valor nominal de la posición en títulos de deuda pública y privada, considerando el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

**Límites del portafolio de Inversiones hasta el vencimiento:** se limita el valor nominal de la posición en títulos de deuda pública, tomando como criterio el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

**2. Posición Portafolio Dólares**

**Límites del portafolio de inversiones negociables:** se limita el valor nominal de la posición en títulos de deuda pública

(TES TRM y YANKEES), de acuerdo al plazo de maduración. Igualmente se limitará la posición en títulos negociables diferentes de deuda pública, considerando los cupos de emisor aprobados y el plazo de maduración.

**Límites posición en divisas:** se limita el valor de la posición en dólares (Corto o Largo), tanto en el "intraday" como en el "nextday", de acuerdo al perfil de riesgo de la entidad. Igualmente se limita las posiciones en otras monedas, tales como franco suizo, libra esterlina y euros, considerando los mismos aspectos antes señalados.

3. Límites de Pérdidas

**PyG diario:** es la principal herramienta de control con que cuenta el middle office para monitorear la tesorería. Adicionalmente es fundamental en la definición de las pérdidas máximas autorizadas por la Junta Directiva.

**VeR (valor en riesgo):** Con el objetivo de establecer límites con base en metodologías reconocidas de Risk Metrics para la administración de riesgo financiero, y que estén acorde al perfil de riesgo de la entidad se definió por parte de la Junta Directiva un límite de VeR para las operaciones de Tesorería, que permita estimar en "condiciones normales" el riesgo asumido en los mercados cambiario y de renta fija ("fixed income") en donde la Corporación concentra su actividad de trading.

**MAT (management action trigger):** Es la máxima pérdida que la Corporación está dispuesta a asumir teniendo presente además la capacidad patrimonial y de solvencia de la entidad. El MAT limita el total de pérdidas a la suma de pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad.

MAT = Utilidad 30 días + VeR
Límite: MAT = VeR

**Análisis de sensibilidad (stress test):** se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo, donde además de un "stress" con un incremento de 200 puntos básicos en las tasas, se modela la crisis de mercado de agosto de 2002 y abril de 2004 a las posiciones vigentes de TES.

## RIESGO DE LIQUIDEZ

Para el riesgo de liquidez se utiliza como herramientas el GAP de liquidez de acuerdo con la Circular Externa 042 de septiembre 27 de 2001 y semanalmente en el comité ALCO se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación en la semana en curso y en las siguientes.

Por otra parte se continuó con el monitoreo y control de los límites internos establecidos por la Junta Directiva tanto para largo plazo como para corto plazo, entre los de corto plazo se encuentran el MCO (Maximum Cumulative Outflow) que es el flujo de caja proyectado a 1, 7 y 30 días. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores según su estado pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

## RIESGO DE CRÉDITO

El área de tesorería es quien identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

Todo emisor y/o contraparte debe contar con cupo aprobado por la instancia respectiva. Los cupos de las entidades no financieras se evalúan bajo el proceso de análisis de contrapartes utilizado por la Gerencia de Riesgo Crediticio y los del sector financiero se evalúan bajo una metodología Camel en la Gerencia de Riesgo.

1. <u>Categorías de Riesgo de Contraparte</u>

Las categorías de riesgo de contraparte están estandarizadas en cuatro niveles, que permiten optimizar el día a día de los negocios sin generar desgastes adicionales en las instancias de atribución de la Corporación, ni afectar la calidad de la toma de decisiones de riesgo.

A continuación se describen las categorías de riesgo en su orden de mayor a menor riesgo.

***Categoría 1***

Préstamos de corto plazo interbancarios, repos y/o inversión en títulos.

***Categoría 2***

Exposición crediticia en productos derivados renta fija y divisas.

Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo a la Exposición Potencial Futura, la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

| **Plazo Remanente** | **Renta Fija** | **Tipo de Cambio** |
|---|---|---|
| Hasta 3 meses | 5.2% | 10.6% |
| De 3 a 6 meses | 7.4% | 15.0% |
| Mayor a 6 meses | 10.8% | 21.2% |

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija, aquel contrato donde el subyacente sea una tasa de interés de mercado, o un título de renta fija independientemente del emisor o tipo de título.

Para los derivados de tipo de cambio también se utilizará la tabla anterior, independientemente de la divisa.

***Categoría 3***

Riesgo spot
Ejemplos: Compra - venta títulos, y divisas free delivery.
Riesgo over night.

***Categoría 4***

Categoría DVP o compensada
Riesgo de mercado "intraday"

*Nota: los cupos aprobados pueden ser utilizados para productos de la misma categoría, respetando el plazo. Riesgo spot y riesgo over night no se pueden combinar.*

**RIESGO OPERACIONAL**

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el primer semestre de 2008 fueron:

- Se definió metodología para la fase de monitoreo, con la cual se construyó inventario de indicadores de seguimiento que tendrán medición a partir de julio de 2008.

- Se implementó herramienta de capacitación virtual, la cual permitió capacitar al 95% de los funcionarios de la entidad en temas relacionados con riesgo operacional.

- Se contrató los servicios de la firma NASE para desarrollar aplicación de inteligencia de negocios que abarca la gestión cualitativa con la construcción de los mapas de riesgo de la entidad, la gestión cuantitativa que incluye la generación de informes periódicos sobre la evolución de los eventos de riesgo de la entidad con su correspondiente seguimiento a planes de acción y un tercer módulo relacionado con el monitoreo de riesgos a través del registro de indicadores de riesgo que permitirá determinar la tendencia del riesgo operacional de la entidad. Esta aplicación estará disponible en el mes de agosto de 2008.

- Con relación a la base de datos de riesgo operacional, a Junio 30 la base de datos contaba con 101 registros con la siguiente distribución:

| | Número de registros |
|---|---|
| **Tipo de evento** | |
| Fallas en los procesos | 63 |
| Fallos en los sistemas | 17 |
| Otros | 21 |
| **Proceso** | |
| Apoyo | 38 |
| Estratégicos | 10 |
| Misionales | 53 |
| **Tipo de pérdida** | |
| Tipo A | 18 |
| Tipo B | 78 |
| Tipo C | 5 |

Los 18 eventos registrados tipo A, suman $93.6 millones.

- Con relación al Plan de Continuidad de Negocio, se realizaron pruebas de contingencia de aplicativos internos, externos y se probaron los protocolos de contingencia con el Banco de la República, Deceval y Bolsa de Valores de Colombia. Para el segundo semestre se continuará ejercicio de pruebas.

**ADMINISTRACIÓN**

*Junta Directiva:* la Junta Directiva es la instancia responsable de la aprobación de las políticas para las operaciones de tesorería; ésta garantiza la adecuada organización, monitoreo o seguimiento de las actividades de tesorería. Esta responsabilidad incluye la fijación de límites para la toma de riesgos en dichas actividades y el adoptar las medidas organizacionales necesarias para limitar los riesgos inherentes al negocio de tesorería.

Así mismo es la junta directiva quien aprueba las políticas, estrategias y reglas de actuación que deberá seguir la entidad en el desarrollo de las actividades de tesorería, tales como aprobar operaciones de crédito en moneda legal y/o extranjera, el mercado o los mercados en los cuales se le permite actuar, los procedimientos para medir, analizar, monitorear, controlar y administrar los riesgos, así como los límites de las posiciones en riesgo de acuerdo con el tipo de riesgo, de negocio, de contraparte, de producto, o de área organizacional.

La junta directiva también tiene facultades de aprobar los procedimientos a seguir en caso de sobrepasar los límites o de enfrentar cambios fuertes e inesperados en el mercado. Así mismo este organismo tiene la responsabilidad de analizar y evaluar los tipos de reportes gerenciales y contables tanto internos como externos.

*Comité de ALCO:* las principales funciones son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Ejercer seguimiento al plan de gestión de riesgo que se adopte, el que incluirá procedimientos de operación, seguimiento y control de los niveles de tolerancia al riesgo establecido. Monitorear el informe de cumplimiento de límites y autorizar excesos con base en las atribuciones otorgadas por la Junta Directiva. Implementar procedimientos de acción contingentes en caso de presentarse pérdidas en los niveles máximos permitidos y aprobar valores de variación máximas y cotas de variables para realizar sensibilidades.

*Vicepresidencia de Riesgo:* el Vicepresidente de Riesgo, reporta a la Presidencia y sus principales funciones son las de establecer y recomendar a la junta directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Controlar el cumplimiento de los cupos de portafolio, emisor y contraparte establecidos por la junta directiva y realizar seguimiento a las entidades financieras. Actualmente la Vicepresidencia de Riesgo está a cargo de la Vicepresidencia Ejecutiva.

*Gerente de Riesgo:* el Gerente de Riesgo reporta a la Vicepresidencia de Riesgo y sus principales funciones son de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos.

Existe un Director de Riesgo Operacional y un analista, que se encargan de desarrollar el Sistema de Administración de Riesgo Operacional (SARO) al interior de la Corporación y filiales financieras.

Igualmente, existe un coordinador de riesgo y 3 analistas especializados en los distintos riesgos de la tesorería, como son riesgo de mercado, crédito y liquidez, que reportan al Gerente. Es importante mencionar que el riesgo jurídico es cubierto por la Vicepresidencia Jurídica

Finalmente, existe un analista técnico de riesgo que da soporte en la elaboración de modelos de medición de cualquier tipo de riesgo.

## MEDICIÓN

Durante el primer semestre de 2008 la tesorería de la Corporación Financiera Colombiana S.A. generó ingresos netos antes de gastos operacionales y provisiones por valor de $15.345. La relación ingreso/riesgo tomando el VeR promedio de 2008 indica que el riesgo al cual está expuesta la Corporación equivale a menos de un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.

El VeR por modulo de riesgo se presenta a continuación:

| Valor en riesgo por modulos | VeR |
|---|---|
| Tasas de interses | $38,135 |
| Tasas de cambio | 3,509 |
| Precio de acciones | 6,878 |
| Cartera colectivas | 1,078 |
| **Valor en riesgo total** | **$49,600** |

La Corporación define la posición en cada activo financiero como el inventario del portafolio mas los compromisos de compra - los compromisos de venta.

**1. <u>Posición Portafolio Pesos (cifras en millones)</u>**

*Portafolio de inversiones negociables:* La posición al cierre de junio 30 de 2008 fue de $195.195

*Valor de Títulos a entregar en forwards de venta:* $1.999

*Posición neta portafolio negociable:* portafolio negociable mas forwards de compra menos forwards de venta $193.196

*Portafolio de inversiones disponible para la venta:* al cierre de junio 30 de 2008 esta posición es de $563.997

*Portafolio de Inversiones hasta el vencimiento:* a junio 30 de 2008 la posición fue de $87.837

*Swaps de tasa de interés:* al cierre de junio de 2008 la posición en el portafolio de swaps equivale a $-257

**2. <u>Posición Portafolio Dólares</u>**

*Portafolio de inversiones negociables:* al cierre de junio 30 de 2008 la posición es de $96.900

*Valor de Títulos a recibir en forwards de compra:* $52.825

*Valor de Títulos a entregar en forwards de venta:* $3.828

*Posición neta portafolio negociable:* portafolio negociable mas forwards de compra menos forwards de venta $145.897

*Portafolio de inversiones disponible para la venta:* al cierre de junio 30 de 2008 esta posición es de $80.566

*Portafolio de Inversiones hasta el vencimiento:* a junio 30 de 2008 la posición fue de $0

*Posición en divisas:* al cierre de junio 30 de 2008 la posición de riesgo en TRM equivale a US$-208.858,37

*Forwards de divisas:* al cierre de junio 30 de 2008 el valor del portafolio de forwards de divisas equivale a $-10.159

*Contratos de Futuros OPCF:* al cierre de junio 30 de 2008 el valor del portafolio de futuros de divisas equivale a $1.490

*Opciones de Divisas:* al cierre de junio 30 de 2008 la posición en el portafolio de opciones de divisas equivale a $-13

**LÍMITES DE PÉRDIDAS**

1. **Riesgo de Mercado**

*PyG diario:* el PyG 30 días al cierre de junio de 2008 presenta una utilidad excluyendo gastos operacionales aproximadamente de $15.345

*VeR (valor en riesgo):* el VeR total incluyendo las posiciones de la mesa de pesos y dólares al cierre de junio de 2008 equivale a $-1,909 aproximadamente frente al límite establecido por Junta Directiva de $-7,101.0

*MAT (management action trigger):* al cierre de junio de 2008 el MAT asciende a $384, aproximadamente frente al límite determinado por Junta Directiva que asciende a $-7,101.0

Análisis de sensibilidad (stress test):

| | Pérdida estimada en | | |
|---|---|---|---|
| **Portafolio ($MM)** | **50 PBS** | **100 PBS** | **200 PBS** |
| Negociables pesos | 304.24 | 608.48 | 1,216.96 |
| Negociables USD | 170.14 | 340.28 | 680.56 |
| Disponibles para la venta de pesos | 17,237.94 | 34,475.87 | 68,951.74 |
| Disponible para la venta de USD | 3,763.30 | 7,526.61 | 15,053.21 |
| Al vencimiento | N.A. | N.A. | N.A. |

### Valores máximos, mínimos y promedio

El portafolio de la tesorería durante el primer semestre de 2008 tuvo el siguiente comportamiento:

| | Máximo | Mínimo | Promedio |
|---|---|---|---|
| **Portafolio en pesos** | | | |
| Inversiones negociables | 244,621.02 | 72,118.87 | 153,029.99 |
| Inversiones disponibles para la venta | 784,968.34 | 362,178.09 | 581,851.10 |
| Inversiones hasta el vencimiento | 119,244.83 | 52,892.09 | 85,416.83 |
| Forward compra títulos | 0.00 | 0.00 | 0.00 |
| Forward venta títulos | 65.69 | 0.00 | 10.95 |
| **Porfafolio en USD** | | | |
| Inversiones negociables | 117,563.92 | 72,181.09 | 94,382.09 |
| Inversiones disponibles para la venta | 80,566.30 | 51,213.08 | 60,157.74 |
| Inversiones hasta el vencimiento | 274.66 | 0.00 | 132.99 |
| Forward compra títulos | -9.90 | -1.20 | -0.23 |
| Forward venta títulos | -3.56 | 0.00 | -3.10 |
| **Derivados** | | | |
| Forward compra de divisas | -96,446.64 | 47,611.24 | -40,597.17 |
| Forward venta de divisas | 121,183.01 | 76,865.77 | 63,986.03 |
| Contratos de futuros OPCF | 4,236.95 | -143.69 | 319.71 |
| Swap de tasa de interés | -255.68 | 4,698.66 | 2,189.76 |
| Opciones de divisas | -743.36 | 0.00 | -117.04 |

## RIESGO DE LIQUIDEZ

Al cierre de junio de 2008, estos indicadores estaban dentro de los límites de normalidad establecidos. El indicador MCO que define el estado de liquidez de la entidad para el plazo de 7 días cuyo límite normal mínimo es $50,000 de superávit y presentaba al finalizar junio de 2008 un superávit de $791,062

## RIESGO DE CRÉDITO

Durante el primer semestre de 2008, los cupos de las contrapartes de tesorería fueron asignados de acuerdo con la metodología descrita anteriormente y fueron aprobados por las instancias correspondientes.

## CONTROL

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office. En este sentido, las operaciones de tesorería se desarrollarán dentro de una estructura organizacional que contempla las siguientes áreas y/o funciones:

**Front Office:** área encargada directamente de la negociación, de las relaciones con los clientes y de los aspectos comerciales de la tesorería.

**Middle Office:** área encargada, entre otras funciones, de la medición de riesgos, de la verificación del cumplimiento de

las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos inherentes a las operaciones de tesorería. Igualmente es el área encargada de la revisión y evaluación periódica de las metodologías de valoración de instrumentos financieros y de medición de riesgos.

**Back Office:** área encargada de realizar los aspectos operativos de la tesorería tales como el cierre, registro y autorización final a las operaciones.

Por otro lado, la Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC y Set-Fx.

Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito y liquidez asociados al mismo, y una mayor oportunidad de reacción frente a eventos adversos.

Por otro lado, en cumplimiento de lo establecido por las normas de la Superintendencia Financiera de Colombia y aplicando buenas prácticas de Gobierno Corporativo, Corficolombiana cuenta con un sistema de control interno aprobado por la Junta Directiva, el cual permite que la entidad realice sus operaciones controladamente y pueda alcanzar sus objetivos corporativos.

Los principios generales que inspiran estas directrices están contenidas en el Código de Ética y Conducta, el cual comprende las pautas de comportamiento que expresamente señala la Junta Directiva en materia del compromiso que se espera de todos los funcionarios frente al sistema de control interno, a la ética en los negocios, a los conflictos de interés, y al manejo de información privilegiada, entre otros.

Para fortalecer el sistema de control interno y prevenir conductas indebidas de mercado, la Corporación realiza anualmente jornadas de capacitación y entrenamiento, con el fin de difundir y reforzar las orientaciones institucionales en esta materia, realizando evaluaciones que le permiten a Corficolombiana determinar la eficacia de estos principios, informando a la alta administración un resumen de los resultados, a fin de adoptar las mejoras que sean necesarias para fortalecer el sistema de prevención y control.

**(33) <u>Controles de Ley</u>**

Al 30 de junio de 2008 y 31 de diciembre de 2007 la Corporación cumplió con cada una de sus obligaciones y deberes legales, en lo relacionado entre otros puntos a posición propia, inversiones de capital, patrimonio técnico, encaje y en general con todas las instrucciones impartidas por los entes de vigilancia y control, así como los órganos legislativos.

**(34) <u>Riesgo Lavado de Activos</u>**

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, la Corporación ha adoptado los mecanismos necesarios para evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo la Corporación Financiera Colombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como

el conocimiento del cliente y de sus operaciones con la Corporación, de los segmentos de mercado atendidos, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades. Este sistema está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

El SARLAFT fue establecido por la Superintendencia Financiera de Colombia mediante la Circular Externa 22 del 19 de abril de 2007 y sus modificaciones en las Circulares Externas 61 de diciembre de 2007 y 26 de junio del 2008. En virtud de estas instrucciones la Corporación transformó el Sistema Integral de Prevención de Lavado de Activos SIPLA en el Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT; fue así como la Junta Directiva, por recomendación de la administración y del Oficial de Cumplimiento, aprobó en el segundo semestre del 2007 las actualizaciones correspondientes al Manual del SARLAFT.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva, a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar sí los controles internos establecidos son eficaces para prevenir el riesgo.

# Proyecto
# Distribución Utilidades

# Corporación Financiera Corficolombiana S.A.
## Proyecto de Distribución de Utilidades
## Junio 30 de 2008

| | | |
|---|---|---|
| Utilidad antes de impuestos<br>Menos: provisión de impuestos<br>Utilidad del ejercicio después de impuestos:<br>Liberar reserva futuros repartos (Gravable) :<br>Liberar reserva futuros repartos (no Gravable) : | | $101,761,329,450.37<br>4,449,800,000.00<br>97,311,529,450.37<br>161,777,766,951.03<br>- |
| Utilidad a disposición de la Asamblea : | | $259,089,296,401.40 |
| Reserva sobre valoración de inversiones Decreto 2336/95<br>Reserva para futuros repartos | $ 5,640,694,515.00<br>$133,449,311,314.13 | |
| Dividendo en efectivo de $510 por acción sobre las 157,656,790 acciones ordinarias y las 10,680,570 acciones preferenciales suscritas y pagadas a junio 30 de 2008. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir de octubre de 2008. | $85,852,053,600.00 | |
| Dividendo en acciones de $202.85 por cada acción sobre las 157,656,790 acciones ordinarias y $202.85 por cada acción sobre las 10,680,570 acciones preferenciales suscritas y pagadas a junio 30 de 2008. Este dividendo se pagará en acciones, a razón de 1 acción por cada 66,223163049 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 66,223163049 acciones preferenciales, suscritas y pagadas a 30 de junio de 2008. El pago de las acciones se hará el día 1° de octubre de 2008 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirá un total de 2,541,971 nuevas acciones, 2,380,690 acciones ordinarias y 161,281 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de julio de 2008, $13,433.37 (1), de los cuales $10 serán contabilizados en la cuenta de capital y $13,423.37 en la cuenta de reserva legal por prima en colocación de acciones. | $34,147,236,972.27 | |
| **Sumas iguales** | **$259,089,296,401.40** | **$259,089,296,401.40** |

(1) El precio promedio diario de la acción se tomó del reporte de INFOVAL.

Nota: sobre el dividendo a repartir en acciones, los accionistas deberan aceptar que el pago se haga en acciones. Los accionistas que opten por el pago de esta parte del dividendo en acciones (NO GRAVABLE), deberán informarlo a la Secretaria General de la sociedad a más tardar el 16 de septiembre de 2008, hasta las 5:00 p.m. mediante comunicación dirigida a la carrera 13 No. 26-45 piso 8 oficinas de la Secretaría General de la entidad, al fax:2863300 extensión 8711 de la ciudad de Bogotá o al correo electrónico accionistascorficolombiana@corficolombiana.com, junto con el RUT y la manifestación de tener o no la calidad de declarante de renta. Si el accionista guarda silencio se le pagará esta parte del dividendo en efectivo (GRAVABLE).

Para los accionistas que opten por el pago del dividendo en acciones, deben tener en cuenta que las fracciones de acciones se pagarán en efectivo (GRAVABLE) con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio enero-junio de 2008.

Los accionistas entidades vigiladas por la Superintendencia Financiera que con motivo del pago del dividendo en acciones aumenten su participación accionaria excediendo los límites legales, podrán aceptar el pago en acciones en el entendido que el recibo de las acciones que excedan su participación actual estará condicionado a la autorización de la entidad de vigilancia, que será gestionada y obtenida por cada accionista.

# Indicadores Financieros

## ANÁLISIS DE INDICADORES FINANCIEROS

### 1. *Indicadores de Calidad del Activo*

Teniendo en cuenta que la Corporación no tiene operación de intermediación los indicadores analizados en este conjunto están relacionados básicamente con los bienes recibidos en pago y vemos que presentan un buen comportamiento en la medida que siguen disminuyendo y mantienen un nivel de cobertura adecuado.

### 2. *Indicador de Solvencia*

El nivel exigido por la Superfinanciera establece como mínimo el Patrimonio Técnico de los intermediarios financieros debe corresponder al 9% del valor de los activos ponderados por su nivel de riesgo. En el caso de la Corporación cumple con los límites establecidos registrando a 30 de junio de 2008 un indicador de solvencia de 48.77%.

### 3. *Indicadores de Rentabilidad y Eficiencia*

Para el primer semestre de 2008 la rentabilidad del activo fue de 5.76% y la rentabilidad del patrimonio fue de 10.98%, reflejando los buenos resultados de la Entidad.

El margen financiero bruto fue 3.06%.

En cuanto al indicador que relaciona los gastos administrativos frente a los activos promedio se ubica en 2.25% a junio de 2008, en este punto la Corporación ha venido implementando políticas que permiten mantener este indicador.

### 4. *Medidas de crecimiento anual*

En el período comprendido entre junio de 2007 y junio de 2008 los depósitos presentaron un incremento de 20.56%, este crecimiento refleja la estabilidad de la estructura de fondeo de la Entidad.

En el mismo periodo, el patrimonio se incrementó en 25.39%, donde las cuentas de valorizaciones y ganancias no realizadas hicieron el mayor aporte.

El rubro de inversiones presentó a junio de 2008 un incremento de 10.84%, frente al mes de junio del año anterior, impactado por el crecimiento, tanto de las inversiones de renta variable como las de renta fija.

En el mes de junio de 2008 fue modificada la calificación de deuda a largo plazo de la Corporación a AAA, nivel máximo de calificación, lo que significa que la calidad crediticia de la Entidad es muy alta y que los factores de riesgo son casi inexistentes; adicionalmente se mantuvo la calificación para deuda a corto plazo en DP1+. La modificación de la calificación de la deuda a largo plazo refleja el fortalecimiento de la Corporación y la estabilidad de sus resultados.

# Corporación Financiera Corficolombiana S.A.
## Principales Cifras Financieras e Indicadores Financieros
## En millones de pesos

| | Junio 2006 | Diciembre 2006 | Junio 2007 | Diciembre 2007 | Junio 2008 |
|---|---|---|---|---|---|
| **Balance** | | | | | |
| Total Activos | 3,263,539 | 3,241,965 | 3,112,424 | 3,400,097 | 3,469,099 |
| Total Cartera Neta | 47,436 | 38,081 | 89 | - | - |
| Total Inversiones | 2,469,255 | 2,391,671 | 2,416,534 | 2,679,552 | 2,678,410 |
| Total Provisiones de Cartera | 9,352 | 9,307 | 2 | - | - |
| Total Depósitos | 938,558 | 1,002,003 | 867,503 | 965,148 | 1,045,852 |
| Total Patrimonio | 1,481,822 | 1,552,251 | 1,511,049 | 1,793,219 | 1,894,640 |
| **Promedios Corrido Año** | | | | | |
| Activos | 4,677,262 | 3,996,921 | 2,988,379 | 3,007,241 | 3,426,461 |
| Cartera Bruta | 1,606,781 | 890,139 | 39,669 | 21,381 | - |
| Patrimonio | 1,518,670 | 1,509,022 | 1,509,551 | 1,542,187 | 1,820,546 |
| **Estado de Resultados** | | | | | |
| Ingresos Intereses | 80,238 | 89,043 | 45,032 | 51,486 | 8,604 |
| Gastos Intereses | 100,346 | 154,005 | 51,729 | 113,198 | 75,797 |
| **Margen Neto de Intereses** | **(20,108)** | **(64,962)** | **(6,697)** | **(61,711)** | **(67,192)** |
| **Ingresos Netos diferentes a Intereses** | **164,096** | **829,207** | **124,449** | **272,416** | **171,884** |
| Valoración Inversiones | (9,224) | 47,042 | (14,127) | (2,946) | 13,757 |
| Utilidad o Pérdida venta, Dividendos Inversiones | 69,706 | 679,171 | 99,103 | 195,033 | 140,619 |
| Servicios Financieros | 8,801 | 29,559 | 5,258 | 13,800 | 2,428 |
| Utilidad o Pérdida venta, Cartera | 11,334 | 11,334 | - | - | - |
| Divisas neto | 12,370 | (9,115) | (25,247) | (11,000) | (15,014) |
| Derivados Neto | 71,109 | 71,217 | 59,462 | 77,529 | 30,094 |
| Otros | - | - | - | - | - |
| **Margen Financiero Bruto** | **143,988** | **764,245** | **117,752** | **210,705** | **104,691** |
| Gastos administrativos | (51,646) | (83,370) | (35,639) | (69,886) | (38,385) |
| **Margen operacional antes de provisiones y depósitos y amortización** | **92,342** | **680,874** | **82,113** | **140,819** | **66,307** |
| Provisiones netas | 32,433 | 13,618 | 7,091 | 35,033 | 10,954 |
| **Margen Operacional antes de depósitos y amortización** | **124,775** | **694,492** | **89,204** | **175,852** | **77,261** |
| Depreciaciones y Amortizaciones | (2,561) | (8,415) | (3,209) | (5,389) | (2,601) |
| Otros Ingresos y Egresos No Operacionales | 4,851 | 11,812 | 24,308 | 45,679 | 27,102 |
| Impuesto de Renta | (12,519) | (25,065) | (5,040) | (10,480) | (4,450) |
| **Utilidad o Pérdida Neta** | **114,547** | **672,825** | **105,263** | **205,662** | **97,312** |
| **Indicadores Calidad de Activos** | | | | | |
| Cartera Bruta | 56,788 | 47,388 | 91 | - | - |
| Cartera Improductiva (CDE) | - | - | - | - | - |
| Cartera Vencida | - | - | - | - | - |
| Total Bienes recibidos en pago Brutos | 82,204 | 54,126 | 36,479 | 30,892 | 26,077 |
| Total Provisiones de Bienes recibidos en pago | (63,229) | (42,538) | (29,027) | (24,688) | (20,846) |
| Total Activos productivos x calificación | 2,943,042 | 2,833,470 | 2,675,234 | 2,722,673 | 2,636,010 |
| Total Pasivo con costo | 1,647,979 | 1,558,593 | 1,512,823 | 1,509,765 | 1,481,275 |
| Total Activos Improductivos x calificación | 98,385 | 169,930 | 89,968 | 63,404 | 89,282 |
| Cartera Bruta/Activo | 1.74% | 1.46% | 0.00% | 0.00% | 0.00% |
| Cartera vigente/Cartera Bruta | 100.00% | 100.00% | 100.00% | 0.00% | 0.00% |
| Cartera vencida/Cartera Bruta | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| Cartera Calificada CDE/Cartera Bruta | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| Provisiones/Cartera bruta | 16.47% | 19.64% | 2.00% | 0.00% | 0.00% |
| Provisiones/Cartera vencida | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| Provisiones CDE/Cartera calificada CDE | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| Activos Productivos por calificación/Pasivo con costo | 178.58% | 181.80% | 176.84% | 180.34% | 177.96% |
| Activos Improductivos x calificación/Activo | 3.01% | 5.24% | 2.89% | 1.86% | 2.57% |
| Activos Improductivos x calificación/Patrimonio | 6.64% | 10.95% | 5.95% | 3.54% | 4.71% |
| BRP Neto de provisión/Total Activo | 0.58% | 0.36% | 0.24% | 0.18% | 0.15% |

*Continúa* →

# Corporación Financiera Corficolombiana S.A.
## Principales Cifras Financieras e Indicadores Financieros
## En millones de pesos

| | Junio 2006 | Diciembre 2006 | Junio 2007 | Diciembre 2007 | Junio 2008 |
|---|---|---|---|---|---|
| **Indicadores de Solvencia** | | | | | |
| Patrimonio/Activos | 45.41% | 47.88% | 48.55% | 52.74% | 54.61% |
| Solvencia con VaR | 28.40% | 24.32% | 48.64% | 51.11% | 48.77% |
| **Indicadores de Liquidez** | | | | | |
| Cartera Neta/Activos | 1.45% | 1.17% | 0.00% | 0.00% | 0.00% |
| Cartera Neta/Depósitos | 5.05% | 3.80% | 0.01% | 0.00% | 0.00% |
| **Rentabilidad y Eficiencia** | | | | | |
| Quebranto Patrimonial (Patrimonio/Capital Social + Capital Garantía) | 1,013 | 1,008 | 914 | 1,084 | 1,126 |
| ROA anualizado (Utilidad/Activo Promedio corrido año) | 4.96% | 16.83% | 7.17% | 6.84% | 5.76% |
| ROE anualizado (Utilidad/Patrimonio Promedio corrido año) | 15.65% | 44.59% | 14.43% | 13.34% | 10.98% |
| Activo Promedio/Ingreso Financiero | 9.28 | 2.66 | 6.05 | 3.83 | 3.74 |
| Activo/Patrimonio | 2.20 | 2.09 | 2.06 | 1.90 | 1.83 |
| Margen Financiero Bruto/Activo Promedio corrido año | 3.08% | 19.12% | 3.94% | 7.01% | 3.06% |
| Gastos Administrativos/Margen Financiero Bruto | 35.87% | 10.91% | 30.27% | 33.17% | 36.66% |
| Gastos Administrativos/Activo Promedio | 2.22% | 2.09% | 2.40% | 2.32% | 2.25% |
| Rendimiento promedio de las colocaciones | 9.38% | 8.31% | 289.13% | 289.13% | 0.00% |
| Gasto Interes/Activos Productivos Anualizado x calificación | 3.41% | 5.44% | 1.93% | 4.16% | 2.88% |
| **Medidas de Crecimiento Anual** | | | | | |
| Total Activos | -34.38% | -34.81% | -4.00% | 4.88% | 11.46% |
| Total Cartera Neta | -97.30% | -97.83% | -99.77% | -100.00% | -100.00% |
| Total Inversiones | -7.14% | -10.06% | 1.04% | 12.04% | 10.84% |
| Total Provisiones de Cartera | -93.05% | -93.09% | -99.98% | -100.00% | -100.00% |
| Total Depósitos | -54.97% | -51.93% | -13.42% | -3.68% | 20.56% |
| Total Patrimonio | -2.47% | 2.17% | -2.65% | 15.52% | 25.39% |
| Calificacion de L.P. | AA+ | AA+ | AA+ | AA+ | AAA |
| Calificacion de C.P. | DP1+ | DP1+ | DP1+ | DP1+ | DP1+ |

# Financial Statements

*January – June*

*2008*

Corficolombiana

# Board of Directors

| Main Directors | Deputy Directors |
|---|---|
| Luis Carlos Sarmiento Gutiérrez | Jose Fernando Isaza Delgado |
| Carlos Arcesio Paz Bautista | Jorge Ivan Villegas |
| Alejandro Figueroa Jaramillo | Juan Maria Robledo Uribe |
| Efraín Otero Alvarez | Gerardo Silva Castro |
| Jose Hernan Rincón Gomez | Alvaro Jesús Velasquez Cock |
| Guillermo Fernández De Soto | Santiago Madriñán De la Torre |
| Ricardo Obregón Trujillo | Rodrigo Llorente Martínez |

## STATUTORY AUDITOR

Nelson Germán Segura Garzón

Deloitte & Touche Ltda.



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# Main Executives of the Corporation
## First semester of 2008

### President
José Elías Melo Acosta

### Executive Vice President
Alfonso Rodríguez Azuero

### Legal Vice President-Secretary General
Fernán Ignacio Bejarano Arias

### I.T. and Operation Vice President
Amalia Correa Young

### Private Bank Vice President
Daniel Humberto Gómez Martínez

### Assets Normalisation Vice President
Martha Patricia Fandiño Arce

### Treasury Vice President
Oscar Javier Cantor Holguin



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## Investment Portfolios Vice President

Francisco José Lozano Gamba

## Investment Vice President

Carlos Eduardo Gómez Botero

## Investment Bank Executive Vice President

Gustavo Antonio Ramírez Galindo

## Investment Bank Director Vice President

Ana Catalina Villa Doutreligne



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# Report to the Shareholders Assembly



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## MANAGEMENT REPORT

We present the shareholders for their consideration the management report of Corporación Financiera Colombiana S.A corresponding to the first semester of 2008. This report contains a brief description of the main economic events occurred during the activities of the Corporation, and also an analysis of results obtained.

## ECONOMIC PANORAMA FIRST SEMESTER OF 2008

According with figures of DANE Colombian economy presented a growth rate of 8.19% during 2007, one of the highest of the last years. In 2007 the industry, financial institutions and commerce were the branches with greater contribution to the Gross Internal product GIP.

**GIP by activity branches (annual variation, %)**

| Branch | 2006 | 2007 |
|---|---|---|
| Agriculture and Cattle | 3.6% | 4.5% |
| Mines and quarries | 2.2% | 2.3% |
| Industry | 8.5% | 10.2% |
| Electricity | 2.6% | 3.1% |
| Construction | 9.9% | 20.0% |
| Trade/Commerce | 9.1% | 10.3% |
| Transportation | 9.8% | 9.0% |
| Financial Institutions | 5.9% | 6.6% |
| Social services | 7.0% | 8.2% |
| GIP | 7.0% | 8.2% |

Source: Latin American Consensus Forecast (Dec, 2007).

Notwithstanding dynamism as of the closing of 2007 a slow down in the GIP growth was present in the first quarter of 2008 and the annual GIP was 4.1%. This lower growth derived from the negative impact of greater economy interest rates and a lower demand by the main commercial partners of Colombia: the United States and Venezuela.

During the first quarter of the year a clear slowdown in the construction sector was present, that after a 20.04% growth in 2007, presented a negative growth of 5.75% during the first three months of 2008. In general terms, all activity branches suffered an evident slowdown except for mine and quarry exploitation sectors and the financial sector that during the first quarter continued to grow at rates higher than those observed as of the closing of 2007 (5.25% y 7.46% annual, respectively). Thus, no sector grew at rates higher than 10%, differently from the former quarters.

Additionally, figures of "Encuesta de Opinión Industrial Conjunta (ANDI)" (Industrial Opinion Joint Survey) corresponding to May, indicate that industrial production only grew 1.9% during the first 5 months of the present year compared to 7.5% obtained during the same period of 2007. Results of the survey evidence that economy is slowing down and the most affected sectors are those greatly depending on income for exportations, among which vehicles and textiles.

Muestra Mensual Manufacturera (Manufacture Monthly Sample) published by DANE, also indicates that for May 2008, actual production fell 4.29%annually. Only 18 of the 48 industrial classes showed positive variations. It is important to say that special use machinery (0.48 points), other food products (0.31 points) and paper, cardboard and their products (0.25 points) were the classes that contributed mostly the annual growth rate registered in May. From the remaining 30 classes, those that deducted the greater number of



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percentage points to growth were self-propelled vehicles and their engines (-1.98 points), mineral non metallic products (-0.94) and mill products and starches with -0.51 percentage points.

**Monthly Manufacture Sample May 2008**

| | Industrial Classes | Contribution to annual variation actual production |
|---|---|---|
| ▲ | Special use machinery | 0.481 |
| | Other food products | 0.309 |
| | Paper, cardboard and their products | 0.245 |
| | Meat and fish production | 0.216 |
| | Plastic products | 0.182 |
| ▼ | Self-propelled vehicles and their engines | -1.984 |
| | Mineral non metallic products | -0.940 |
| | Mill products and starches | -0.511 |
| | Spinning, weaving and finishing of textile products | -0.350 |
| | Manufacture of other type of transportation equipment | -0.307 |

Source: DANE

With respect to demand, gross capital formation continues with the highest growth rhythm with 10.3% for the first quarter of 2008, notwithstanding a lower rhythm growth with respect to the figure registered during 2006 (17.7%) and 2007 (23.0%).

In terms of contribution to the GIP growth, in 2007 investment contributed with 5.6 percentage points to the total GIP growth. With respect to consumption, its contribution to growth decreased slightly during 2007 from 5.8 points in 2006 to 5.4 points in said period. On the other hand, the contribution of net exportations (exportations minus importations) continued reflecting during 2007 an important demand filtration, deducting 2.7 points to the GIP growth.



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**Contribution to the GIP growth**


Net Exportations
Capital Gross formation
Final Internal Consumption
GIP
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
Percentage points
2.6%
2.7%
2.9%
3.5%
4.4%
5.8%
5.4%
3.2%
2001
2002
2003
2004
2005
2006
2007
2008Q1

Source: DANE

Although an important reduction in the contribution of investment and final consumption to the GIP growth is observed, for the first quarter of 2008 an important reduction in the negative contribution of net exportations is observed. They reduced from an average of nearly 2.5 percentage points during the strong economic expansion period (2005-2007), to 1.8 percentage points in the first quarter of 2008.

Here, according with figures available for the first quarter of 2008, exportations grew 15.0% in annual terms whilst total imports grew 15.9%. On the other hand, figures corresponding to the external sector available as of April 2008 show a surplus in the balance of trade of 506 Million Dollars (January-April period), different from the deficit recorded during 2007 (824 Million Dollars). This change in the balance of trade behaviour is consistent with the slowdown process the country undergoes, because as the economy looses dynamism, the external sector deducts/subtracts less points to the total growth of the GIP (due to a drop in the growth rhythm of importations).



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**Balance of Trade**


3000
2000
1000
0
-1000
-2000
-3000
-4000
Million Dollars
1980
1984
1988
1992
1996
2000
2004
2008*
Source: DANE

*Data as of April 2008

With respect to prices, during the months elapsed in 2008, inflationary pressures continue to be out of control (overflow). In June total IPC (Consumer Price Index) increased 0.87% monthly. Thus, accumulated inflation reached a level of 7.18% per annum, higher than the inflation goal established by the Central Bank (Banco de la República (3.5% and 4.5% per annum). Inflation overflow has been influenced highly due to the behaviour of food prices that grew 2.02% monthly in June (an annual 11.98%).

**Total Consumer Price Index and without food**


9%
8%
7%
6%
5%
4%
3%
Annual Variation
Total
7.2%
4.9%
Without Food

Source: Corficolombiana estimates based on DANE data.

Additionally, prices of negotiable goods grew 2.18% per annum in June 2008, higher than inflation of negotiable goods recorded in the same month of the former year (1.76%). On the other hand, inflation of non negotiable goods grew to 5.27% in June 2008, higher to that observed during 2007 (5.12%). To that effect, besides corresponding to food offer factors, recent behaviour of total inflation also obeys to demand factors. Notwithstanding, given the expectation of a lower economic growth during the second half of the



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year, we may expect that inflation of non negotiable returns to levels similar to those recorded on about the middle of 2006 (4.5% - 4.6%).

As a response to inflationary pressures derived from demand and the "overflow" of inflation expectations, the Central Bank has maintained its contraction monetary policy position initiated in April 2006 and that already accumulates increases in the intervention rate of 375 basic points. At present, the interest rate is of 9.75% and it is expected that it is maintained in levels between 9.75% and 10.00% for the rest of the year.

Between April 2006 and June 2008, as a consequence of this increase, the DTF (rate for fixed term deposit certificates) has showed an increase of more than 320 basic points, mainly concentrated in the second half of the last year (supported by the imposition of the marginal cash reserve on the different types of deposits of the financial system, made on May, 2007).

In response to the continuing adjustments in interest rates, the portfolio of credit institutions has moderated its growth rhythm during 2008. According with Banco de la República figures as of June 27, total portfolio presented an 18.1% growth in the last 12 months, compared to a 30.6% growth for the same period in 2007. Thus, consumption, commercial, mortgage and micro-credit portfolios reflect important reductions in their growth rhythm during the last 12 months, and at present each one of them is growing at rates of 17.7%, 19.3%, 11.1% and 18.6%, respectively. Observing the portfolios behaviour in the months elapsed in this year, we may conclude that contrary to the behaviour of the other modalities, micro-credit portfolio presents an increase in its growth rhythm (of 8.1% in 2007 to 10.8% as of June 27, 2008).

**Disbursements and consumption credit interest rate**


2500000
2000000
1500000
1000000
500000
0
Million Pesos
Rate
Disbursement
27
25
23
21
19
17
15
%

Source: Corficolombiana estimates based on Banco de la República data.

With respect to the labour market, after reaching a level near 10% at the end of 2005, unemployment rate increased to levels of around 12% during 2006. At that time, this behaviour had been abnormal because it did not coincide with the economic growth process of the country. Notwithstanding, from the middle of year 2007 unemployment rate has presented a downward trend, reaching levels of less than 10%. According with figures recently published by DANE, in May of this year, unemployment rate reached 10.9%.



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**Total national unemployment rate – 3 months mobile average**


17
16
15
14
13
12
11
10
9
%

Source: DANE – ECH

## Local markets

In the second half of 2007 behaviour of local markets was intimately related to the international context. A greater deterioration of the construction sector in the United States and the trigger off (set-off) of the effects of the high risk credit markets effects on the main international financial markets generated high volatility in the assets of emerging economies. As a consequence of recession perspectives in the United States in the first half of 2008 and of higher reductions in the federal funds aim rate, local markets closed 2007 with a mixed behaviour. Whilst corporate debt valorised 7% during the year, (IDC Corficolombiana), public debt presented a valorisation of only 0.9% (IDP de Corficolombiana). The variable income market was the most affected by international financial turbulence of the end of the year: the IGBC (Colombian Stock Market General Index) closed the year with a de-valorisation of 2.6%.

In the time elapsed of this year, the situation has not changed significantly. Fear for greater inflationary pressures and deepening of the mortgage crisis, again determined market behaviour. Thus, as of July 16, 2008, the IGBC (Colombian Stock Market General Index) has de-valorised 18.47% during the year elapsed, whilst the IDC (Corporate Debt Index) and the IDP (Public Debt Index) have valorised 4.3% and 2.66%, respectively.

On the other hand, the Peso continues with an appreciation trend. Whilst the former year appreciation was 10.59%, during the months elapsed of 2008 as of July 16, the Peso has appreciated 11.21%. Notwithstanding, the Colombian Peso appreciation process has been limited by turbulence of external markets and measures taken by Banco de la República and the National Government to detain this process. Consequently, as of the middle of the year, the Dollar has presented a volatility increase. Whilst during the months elapsed the average daily volatility has been of 22 Pesos, in June it doubled reaching levels of 44 Pesos.



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**Daily volatility in Dollar quotation**


120
100
80
60
40
20
0
Max - Min (COP)
[redacted]

Source: Corficolombiana estimates based on Reuters data

In general terms, the first semester of 2008 was not positive for local markets. Besides an adverse external context, the domestic inflation panorama and the different adjustments made by the Central Bank limited valorisation of local assets.

**Behaviour of local markets - 2008**


110
105
100
95
90
85
80
75
02-Jan-08 = 100
Corporate Debt Index
Public Debt Index
IGBC
COP/USD
[redacted]

Source: BVC (Colombian Stock Exchange), Superintendence of Finance and Corficolombiana.

## Financial sector

Notwithstanding increases in economy interest rates and turbulence in international financial markets, the Colombian financial system presented a positive behaviour during the first quarter of 2008. According with preliminary DANE figures, in said period the sector grew 7.46% per annum, a higher rate than the growth registered during 2006 (5.89%) and 2007 (6.61%).



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Results reported by Superintendencia Financiera as of the closing of May 2008 confirm the sustainability of the recovery observed from the second quarter of the previous year. According with the communication issued by the entity, profits of all the system reached 4.6 billion Pesos, 2.78 billion more than those obtained during the same period of the former year and higher than the 3.4 billion recorded in April. Finally, thanks to the solid fundamentals of the Colombian economy, profitability indicators of the system have not presented abrupt drops in the presence of market crisis, and contrary to what was expected, profitability indicators as of May 2008 are higher than those recorded in May 2007. Whilst in May 2008 the ROA (Return on Equity) and the ROE (Return on Assets) for the whole system were in 2.7% and 23.9%, respectively, in May 2007 they were in 2.3% and 20.2%, respectively.

Finally, re-composition of the financial system assets observed since the middle of 2006, has slowed down in the first months of 2008. As a consequence of an increase in interest rates since 2006 and a strong demand for credit, financial institutions had reduced participation of investments in the total assets and increased participation of the portfolio. Whilst in January 2006 investments represented 33.2% of the total assets and portfolio 48.78%, in December 2007 investments participation had decreased to 19.01% and that of portfolio had increased to 58.51%. For May 2008 re-composition seems to arrive to its limit. Thus, investments participation only decreased to 18.68% and that of portfolio increased to 59.25%. Taking into account the present TES rates and short term economic perspectives (consumption and demand for credit), we may expect that the re-composition trend reverses in the following months, as financial entities increase their possession in public debt securities and reduce portfolio participation in the assets.

**Assets Composition of financial institutions**


100%
80%
60%
40%
20%
0%
Total Asset Participation
Loan Portfolio
Investments
May-00
May-01
May-02
May-03
May-04
May-05
May-06
May-07
May-08

Source: Superintendence of Finance.

## Perspectives 2008

Economic perspectives for 2008 are based on a global economic de-acceleration panorama. The International Monetary Fund IMF estimates a generalised de-acceleration of the global growth rhythm guided greatly by the effects of the mortgage market crisis in the United States. According with World Economic Outlook (April 2008), global production shall pass from a 4.2% growth in 2007 to 3.7% in 2008. This growth prediction for 2008 implies a downward review of 0.5 percentage points with respect to the prediction published in the January 2008 edition. Nevertheless, the strongest review downwards is present in the growth prediction for the United States GIP, from 1.5% (January edition) to 0.5% (expected for 2008).



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Economic activity figures available as of this date show that economic de-acceleration is a fact. For the rest of the year, the Area of Economic Research of Corficolombiana estimates that de-acceleration shall continue. Nevertheless, the estimated growth rate for 2008 (5.2%) continues to be higher than the GIP average growth rate during the years of the decade elapsed (5.0%).

Estimated de-acceleration obeys mainly to two factors: first, a higher real interest rate during the second semester of the year (the DTF – Fix Term Deposits Certificates Rate) remains stable but the real interest rate increases as a consequence of price adjustment). Thus, internal demand shall have to reduce its growth rhythm even more, as a consequence of this higher level in interest rates. On the other hand, it is expected that prices of raw materials, that have impelled a good part of Colombian economy during the last months, present a lower growth rhythm during the second half of the year. In effect, taking as a base the main external analysts' estimates, oil price shall pass from growing at rates higher than 40% at present, to a rate lower than 25% as of the closing of the year. This lower dynamism in the growth of international prices shall also be reflected in a lower exportation dynamics of the country.

Finally, we estimate that total investment, that together with house demand had been the main growth engine during the last two years, shall present a 3.4% growth during 2008. This is a rate well below that rate recorded the former year (23.0%), but the relation investment over GIP shall be maintained in levels near to 27%.

**GIP as per demand (2007-2008)**


GIP
5.2%
Total Exportations
7.9%
Total Importations
3.6%
Gross Capital Formation
3.4%
Government Consumption
4.5%
House Consumption
4.6%
2008py
2007
-1%
4%
9%
14%
19%
24%
Annual Variation

Source: Corficolombiana estimates.

With respect to offer, the sectors that shall show the greatest de-acceleration during 2008 are: industry, commerce and construction, with growth rates of 4.0%, 3.4% and 5.5%, respectively. Interest rates, appreciation of the Peso, smaller internal demand and of the main commercial partners of the country (United States and Venezuela), are the main factors for this behaviour. Notwithstanding, the agriculture and cattle, mining and financial sectors shall present growth rates higher than those recorded during 2007 (5.4%, 6.1% and 7.3%, respectively).



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## MAIN FIGURES OF THE CORPORATION

### General Balance

As of the closing of the first semester of 2008 the Corporation recorded total assets for $3.469.099 million, 11% higher than in the same period in the former year, and in 2% as of the closing of 2007. The most important item in the assets are total investments that recorded a balance of $2.678.410 million and represent 77.21% of total assets.

Total liabilities as of June 2008 were of $1.574.459 million, the most important items being cdt deposits (term deposit certificates) and savings accounts that recorded a value of $1.040.724 million, and inter-banking operations and repos with a balance of $435.424 million.

The Corporation's equity as of June 2008 was of $1.894.640 million, 25% higher than that recorded as of June 2007, and 5% than the value recorded as of the closing of 2007. With this equity level, Corficolombiana is in the fourth place within the total financial system, after the equity of Bancolombia, Banco de Bogotá and Davivienda banks.

Solvency report at the closing of the first semester of 2008 was 48.77%.

### Losses and Profits

The Corporation recorded a net profit of $97.312 million as of the closing of the first semester of 2008, with no extraordinary income as in former years, income that resulted from the sale of real estate and fixed assets, asset normalisation and special operations as portfolio assignment, merger with some investments, among others, that had a significant impact within the state of results of the Entity. This means that profits for the first semester of 2008 is mainly composed of recurrent and stable income, resulting mainly from the good performance of the companies in which the Corporation has invested.

| YEAR | NET PROFIT |
|---|---|
| Jun-06 | 114,547 |
| Dec-06 | 558,278 |
| Jun-07 | 105,263 |
| Dec-07 | 100,399 |
| Jun-08 | 97,312 |

Millions colombian pesos

In the January-June 2008 period the net operating result recorded a value of $61.826 million.

| YEAR | NET OPERATING RESULT |
|---|---|
| Jun-06 | 107,382 |
| Dec-06 | 548,275 |
| Jun-07 | 76,397 |
| Dec-07 | 54,429 |
| Jun-08 | 61,826 |

Millions colombian pesos

In the capital investments business during the first semester dividends for $93.593 million were received, 30.21% higher than the dividends generated during the first semester of 2007. The valuation of



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negotiable investments generated income for $5.089 million and revenue for fees for an amount of $1.662 million were recorded.

With respect to treasury business, including portfolio valuation, trading and foreign currency market, it generated $62.493 million in net revenues before funds cost during the first semester of 2008, a higher value in 56.17% to that value recorded in the first semester of 2007 and 20.5% to that recorded in the second semester.

The investment bank business participated in the net operating result of the first semester of 2008 with commissions for $2.292 million

The private bank business generated commissions for $2.734 million in the January-June 2008 period.

In the assets and liabilities transfer operation to Banco de Bogotá in 2006, the Corporation acquired the rights over an autonomous equity with an asset composed of portfolio promissory notes with an E rating and a special client with D rating. In the operation agreement it was provided that benefits or recoveries received in excess of the equity nominal value, discounted from the funding cost and the administration would be for Corficolombiana; thus, according with payments received by the trust, the Corporation has caused the corresponding revenue. These recoveries generated the Corporation revenues for $23.410 million during the first semester of 2008, $15.700 million corresponding to the sale of some promissory notes and the remaining $7.710 million come from normal payments under the agreements.

Another item of the Corporation revenues was the sale of goods received in payment and of fixed assets that in the first semester generated net revenues for $4.132 million for the Corporation.

## COMMERCIAL ACTIVITY

### Marketing

**Electronic Channels**

The mobile channel "mobile monitor" was developed and launched. This places Corficolombiana as the first entity offering to its clients and users actual time financial information on the financial, exchange and stock markets to be accessed through cell phones. Also during the first semester we continued developing the Internet 2.0 project for the web sites of the Corporation and its subsidiaries; this project shall allow the Corporation to offer its clients an interactive system from September.

Enhancement to transactional channels are in their final preparation stage and shall begin operating for the subsidiaries Leasing and Trust in August this year. This will enable customers to securely and efficiently make their payments through the electronic channel.

**Strategy**

A value offer defining and identifying objective markets, new niches/positions, products and services was developed for Leasing Corficolombiana, with the purpose of extending its market segments.

A new strategy was designed for the private bank to be developed from July, focused on finding new capture segments for Cdt´s (Term Deposit Certificates) that allow an accelerated growth and the replacement of moneys that came from public entities, which access was limited to bank institutions under decree 1525 of last May.



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**Products**

A new product for Leasing Corficolombiana was structured and launched to the market: the real estate leasing. For the Fiduciary the autonomous equity for investments in the hydrocarbon fund was prepared; the implementation of the product for the administration of third party portfolios for Casa de Bolsa was supported, that shall be distributed by the commercial force of Casa de Bolsa, the Fiduciary, and the Corporation starting from July.

**Publicity and Communications**

25 events, own and of third parties, took place according with the plan defined for the positioning of the Corporation and its financial subsidiaries; the promotional materials were also designed, prepared and distributed according with the strategies for searching for and maintaining clients for the Corporation and the subsidiaries.

**Private Bank**

During the first semester the private bank unit administered resources for the Corporation and the subsidiaries for an average amount of $620.000 million lower in 3% to the volume managed during the second semester of 2007. The effect of decree 1525 contributed to this result on deposits of official entities where both the Corporation and the leasing company were affected, because it restricted placement of resources only to bank entities. The effect of these withdrawals in May and June reached $28.700 million for the Corporation (9.6% of the deposits obtained through the private bank) and $5.600 million for the leasing company (2.5% of the deposits obtained through the private bank). This situation has led to the search of new resource sources in market niches/positions that allow the generation of a quick growth and less costs to attain recovery and growth of deposits according with the budgets before the end of the year.

For Casa de Bolsa, the private bank generated revenues for fees for $457 million, a similar amount to that of the first semester of 2007. For the Fiduciary average deposits reached $77.000 million, 20% higher than the average recorded in the first semester of 2007 and 11% more than the average generated in the second semester of 2007. This increased happened greatly due to the attractive conditions offered for private bank customers through the "Multiplicar" fund.

For the second semester private bank efforts are oriented towards obtaining a significant growth in Cdt´s (Deposit Term Certificates) of the Corporation, contributing to the reduction of the mean cost of the funds and facilitating a decrease in depending from institutional investors and of public sector companies and generating a higher profit margin for the treasury investment portfolios.

In Casa de Bolsa and in the Fiduciary efforts shall be oriented to attain businesses for the administration of third parties portfolios; conception of this product shall allow the generation of important resources for the Fiduciary and attractive commissions for the administration work to Casa de Bolsa.

For the leasing company the good growth dynamics of deposits at lower costs shall continue in approximately 80 basic points to those obtained from alternate sources.

**TREASURY**

The economic behaviour of the year generated a low profitability environment in treasury. Notwithstanding, in this period the Currency Desk of the Corporation continued to be one of the leader participants in the markets. Its important presence continues within the scheme of Creadores de Mercado del Ministerio de Hacienda y Crédito Público (Market Creators of the Ministry of Finance and Public Credit), occupying the 7th place within the general ranking as of June 2008, with a 5.23% participation of the primary market and 10.58% of the secondary market (SEN).



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We continue to have an important presence in the foreign currency and derivatives market, both with local customers and with international customers that operate in the Colombian market. As of the closing of 2007, our Peso / Dollar derivatives portfolio had a value of USD $ 1.686 million, what means an increase of 38.2%, compared to December 2006. In the same way, the Peso / Dollar derivatives portfolio value reached a value of USD 2,705 million, with a 60.4% variation during this first semester of 2008. The Corporation's participation until May 2008 was 8.44% higher in 1.82% vs. the participation of the institution as of December 2007.

In the Peso/ Dollar Spot Market, participation during the first semester of 2008 was 19.07%, a 3.26 percentage points growth vs. the results as of December 2007. It is important to note that regulatory restrictions imposed by the Central Bank continue with respect to the Gross gearing position that considerably postpones/delays the incursion of the Corporation and in general of Colombian financial institutions, in structured derivatives and they continue to happen mainly abroad.

Taking advantage of high coverage rates on portfolio opportunities abroad, the Corporation has incorporated to its structural fixed revenue portfolio assets or bonds denominated in foreign currency of the Colombian and Brazilian corporate sector with attractive return rates, making a contribution to the general profitability of the treasury investments portfolio.

With respect to operations in other international markets, trading operations in G10 currencies and Latin American currencies have also contributed to the generation of additional revenues, as trading in international sovereign bonds.

As of June 30, 2008, fixed rate investments portfolio of the Corporation amounted $1.021.215 million; during the first semester positions were taken, mainly indexed at the UVR.

For the second semester of 2008, the Corporation shall continue strengthening opportunities in fixed rate markets mainly indexed to inflation and also of opportunities in fixed rate because local assets seem to be reaching attractive return rates.

**CAPITAL INVESTMENTS**

Variable income portfolio of the Corporation is focused in long term sustained growth sectors that present an equilibrated/balanced exposition to economic cycles of the country. It is important to note that our exposition to the strategic infrastructure sector (represented by our investments in Gas, Fuel, Energy, Road, Airport and Water Treatment Concessions), represents 60% of the portfolio. It is our objective/goal to continue investing in these sectors due to the stable dividends flow they generate and their short return periods.

The first semester of 2008 continued to be favourable in terms of growth of the sectors on which the Corporation has its main investments. With figures up to the first quarter a total GIP accumulated growth of 3.7% is observed, and it is important to emphasize that the "Financial Institutions" sector (that represents 14% of the portfolio) leads growth rates with a 7.5%. The average increase of the sub-sectors that form the infrastructure sector was1.5%. Although de-acceleration signals may be observed in important economy items as "Construction", the diversified portfolio of Corficolombiana still generates a balanced growth and a stable flow of dividends.



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**Composition of the variable income portfolio by sectors**
**At value in books June 2008**
**100% = $2.0 billion**


ENERGY
12%
CONCESSIONS
10%
HOTELS
7%
AGRICULTURE
6%
HYDROCARBONS
4%
MINERIA
2%
TIMBER
2%
REAL ESTATE
2%
INDUSTRIAL
2%
CONSUMPTION
1%
TECHNOLOGY
0%
GAS
38%
FINANCIAL
14%

The accounting valuation of the consolidated portfolio of the Corporation as of June 30, 2008 (including provisions and appreciations/devaluations) reached the amount of $2.023 billion Pesos, compared to the aggregate of $1.897 billion as of December 31, 2007. This represents a 6.2% growth.

The increase in the portfolio value during the first semester of 2008 obeys to the valuation recorded as a consequence of good results presented in the following investments: Sociedad de Inversiones en Energía (67.7%), Plantaciones Unipalma (20.8%), Organización Pajonales (17.6%), Empresa de Energía de Bogotá (14.0%), Hoteles Estelar (13.1%), Proyectos de Infraestructura (12.3%), Colombina (12.3%), Tejidos Sintéticos de Colombia (11.6%) Leasing de Occidente (8.6%), and Leasing Corficolombiana (6.8%).

Of the investments quoting in the Stock Exchange, those with an appreciation in the first semester are: Gas Natural (8.9%), Mineros (2.2%) and AV Villas (2.0%).

In the same period the following shares depreciated: Promigas (-4.3%), Banco de Occidente (-17.1%), Tablemac (-35.9%) and Enka (-37.5%). We may conclude that during this period the portion of Corficolombiana´s portfolio quoting in the Stock Exchange behaved favourably with a decrease of (-1.4%) compared to (-16.1%) showed by the IGBC (General Index of the Colombian Stock Exchange).

Income for dividends of the portfolio companies amounted $93,593 million in the first semester of 2008. This represented an increase of 30,26% with respect to the first semester of the former year.

During the first semester of 2008 dividends distributed by Empresa de Energía de Bogotá were received directly. It is important to emphasise that a portion of the dividends distributed by EEB were recorded indirectly until 2007 as **other revenues** generated by Proyectos de Energía S.A.

On the other hand, our road concession PISA (Proyectos de Infraestructura S.A.) presented excellent operative results during the fiscal period July-December 2007, triggered by the high growth of vehicle traffic that resulted in higher dividends to those predicted for the first semester of 2008. Specialised financial



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services companies, both of leasing and trust services, have also been favoured by the market dynamism during the first semester of 2008.

In March 2008 the Corporation decided to re-classify Mineros S.A. from negotiable investments to investments available for sale. The Corporation did not consider convenient to generate fluctuations in the loss and profit statement due to the variation in price of this share that during the last year presented very high volatility levels. This re-classification allowed the recording of all the dividends promulgated by the company in that same month.

Leader companies in income generation during the first semester of 2008 are as follows, in their order: PISA, Promigás, Empresa Energía de Bogotá, Coviandes/Epiandes, Leasing de Occidente, Leasing Corficolombiana, Gas Natural, Casa de Bolsa and Sociedad de Inversiones en Energía.

**Table 1. Operational income variable income investmments**

| Income Vice Presidency of Investments | 2006 | 2007 | I semester 2008 |
|---|---|---|---|
| Dividends (1) | 143.172 | 136.786 | 93.593 |
| Valuation (2) (3) | 535.224 | 3.824 | 5.089 |
| Profit in Stock Sale | 25.128 | 10.458 | 707 |
| Commissions | 14.358 | 4.392 | 1.662 |
| Difference in exchange (4) | (54) | 10.591 | - |
| **Total investments** | **717.828** | **166.051** | **101.051** |

(1) For 2006 it inlcudes extraordinary dividends of Concecol for $28,000 million for sale of Corfivalle stock in 2005.
(2) For 2006 it includes $504,491 million of valuation due to stock exchange changes in the Promigas share, in October.
(3) Valuation of investments in negotiable stock with high and medium marketability increases in the I semester 2008 due to increases in market prices of some stock participations of the Corporation.
(4) Income generation due to Difference in Exchange and Others (Income for Interest), in 2007, are related to the cancellation of liabilities of Proyectos de Energía S.A.

In the first semester of 2008 Corficolombiana participated as investor in Phase II of the Hidrocarburos de Colombia fund, binding resources for USD4.1 million as Type A and Type B investor. Additionally, it received 0.45% of Cine Colombia as a consequence of the liquidation of Sidelpa S.A. On the other hand, in February 2008 the Huevos Oro Ltda. sale process was closed.

It stands out that in the first semester of 2008 support work has been done in some investments that have permitted the optimisation of the financial results of them. The most important new businesses have been: the capitalisation of Transoriente S.A., necessary for the construction of the gas pipeline section Gibraltar-Bucaramanga where Corficolombiana shall contribute with USD2.9 million, and the capitalisation of the Pajonales project, oriented to develop the rubber project that establishes a nursery plantation and a cloning garden with a contribution of $9.000 million by Corficolombiana.

## INVESTMENT PORTFOLIOS

During the first semester of 2008, the Corporation through the Vice Presidency of Investment Portfolios continued working for starting the Private Capital Funds (FCP) in infrastructure and hotel-real estate, and also searching for possible investments for such Funds.

Specifically for each of these Funds, the main activities developed during the first semester of this year were as follows:



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**Private Capital Funds in Infrastructure**

The last details and additions to the Fund adhesion agreement were concluded, together with the legal area of the Corporation, and also with the lawyers office Holguín Neira & Pombo.

We continued structuring the flow of possible investments for the Fund and with the participation of the Corporation in new investment processes with the purpose of transferring them to the Fund. The planned internationalisation strategy began with the purpose of increasing the volume of projects to be analysed and encourage diversification; thus, we participated or began to participate in the following projects:

**Bid for West Airports**: Corficolombiana and some subsidiaries, associated with AENA Internacional, submitted an offer last January 17, 2008 for Bid No. 7000132 - OL of 2007 of Aeronáutica Civil and the Olaya Herrera Airport for the administration, operation, commercial exploitation, adaptation, modernisation and maintenance of the Medellín, Rionegro, Quibdo, Montería, Carepa and Corozal airports. The offer was declared Non Eligible during the award session of March 3, 2008. We are studying the feasibility of legal actions because we consider the decision was contrary to the law.

**Concession Route 5: Vallenar – Caldera (Chile):** Corficolombiana, together with Pisa S.A. and Coviandes S.A., participates in the bid process for a road in Atacama, Chile. The estimated value of the investment by the Ministry of Public Works of Chile is USD 300 MM, for an approximate length of 190 Km. At present, the process is in the due diligence stage and offers shall be submitted on September 16, 2008.

**Concession Route No. 4: Pativilca – Santa – Trujillo (Perú):** Continuing with the strategy of searching for investments together with Pisa S.A. and Coviandes, we began to study the participation in the concession Route 4 bid in Perú, with an estimated budget of USD 150 MM and an approximate length of 362 Km. We are in the participation decision stage because, among other issues, there is short time for submitting the offers. At present the process is in the pre-qualification stage until August 12, 2008.

**Termocandelaria:** during the first semester of 2008, it participated in the Termocandelaria acquisition process, an electric generation company with installed capacity of 314 MW that operates as a back-up plant for the Colombian electric generation system. Taking into account that the sale process of the company was very near to the date of the final energy public auction, Corficolombiana decided not to submit an economic offer for the company. The process was suspended and we expect the company will be in sale in the near future.

**Real estate / Hotel FCP**

During the first semester of 2008, the Corporation continued with the structuring of the Private Capital Fund for Investment in Real Estate Assets; with this purpose, possible real estate investments in the health sector were analysed, as an alternative financing source, for new projects by the owner of the properties.

Additionally, conversations began with foreign investors in order to make investments in the Colombian real estate market; the Fondo Inmobiliario (Real Estate Fund) was offered as a tool for the channelling of these resources.

Parallel to the structuring of Fondo Inmobiliario (the Real Estate Fund), an investment analysis for a Hotel Fund was developed, with the support of external consultants with the purpose of having the due legal, technical and financial diligence of pre-selected hotel assets.



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## INVESTMENT BANKING

Activity of the Investment Banking Area of the Corporation has focused on the Capital Market, M&A´s, and transactions for the portfolio of the Corporation.

During the first half of the year the corporate fixed rate market has been restricted and has concentrated on short term bills/papers. Besides structuring bonds and placing commercial papers/bills, the investment banking staff is preparing innovating instruments to be offered when market conditions so allow it.

Also, during the first semester we have advanced in the structuring of various sale processes and search for investors for companies in different sectors including telecommunications, health and manufacture among others.

On the other hand, the investment banking area has supported the investments area of the Corporation in identifying, evaluating and executing different transactions.

Finally, the Economic Research Area has developed new analysis and opinion tools through market research reports and stock analysis.

## REAL ESTATE MANAGEMENT

Real estate sales for an amount of $6.528 million were possible, represented in goods received in payment during the former periods, goods free from encumbrance, fixed assets not used in the operation and real estate in investment trusts.

Sales, mainly represented in lots, warehouses and commercial premises, left a positive impact on the Profit and Loss Statement of $4.132 million and the balance of dation in payment dropped from $45.986 million in December 2007 to $41.165 million in June 30, 2008.

So that these sales are possible, the Corporation continued with the different sale channels among which are Grupo Aval – Viviendas Planificadas S.A., Valora S.A and Gerencia Nacional de Inmuebles that directly and/or through intermediaries attained the highest sales volume.

## FINANCIAL SUBSIDIARIES

### Fiduciaria Corficolombiana

Results obtained by Fiduciaria Corficolombiana in the first semester of 2008 were important and reached an equity return for its shareholders of 25.2%. Net profits for the fiscal period were $3.897 million compared to $3.286 of the second semester of 2007, an important growth of 18.5%. Revenues for commissions and fees in the first semester of 2008 amounted the sum of $10.559 million, with a variation of 11.55% vs. income for the second semester of 2007.

The value of assets managed of $4.5 billion as of the closing of the first semester of 2008 places Fiduciaria Corficolombiana within the first ten trust companies in trusted assets in the country. With respect to the Balance it is important to emphasise that Fiduciaria Corficolombiana's equity as of the closing of the first semester of 2008 was of $30.979 million, showing a 3% growth compared to June, 2007 when the



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equity reached a value of $30.103 million. Total liabilities reached $4.636 million and the asset $35.615 million, figure that includes $28.415 million of the Fiduciaria's own equity.

During 2008, Fiduciaria Corficolombiana shall continue with the strategy of strengthening Investment trust businesses and special common funds in Foreign Currency and Stock. Additionally, the Corporation is focused in being the main Investment Banking player in the country and the fiduciary shall continue being the vehicle for projects requiring trust schemes.

## Leasing Corficolombiana

The company recorded as of June 2008 a 0,4% decrease in the balance of Net Goods given in Leasing, from $518.719 million in June 2007 to $516.641 million as of the closing of the first semester of 2008.

Company profits closed in $6.183 million, with 11.7% decrease vs. the result obtained at the end of the first semester of 2007, of $7.004 million. Results of the semester were affected by an increase in provisions originated in the implementation of the Modelo de Referencia Crediticia (Credit Reference Model) that produced an increase in the coverage of non productive portfolio provisions from 110.03% in June 2007 to 138.93% in June 2008, recording a 26.27% growth.

Equity grew in $62.184 million representing an increase of 11.9% with respect to the $55.556 million recorded as of June 2007 and the solvency indicator closed in 12.54%, compared to the legal minimum required of 9%; the capitalisation of the company for $4.021 million was approved by the assembly by means of the distribution of dividends in shares over the profits of the second semester of 2007.

## Casa de Bolsa

During the first semester of 2008, performance of Casa de Bolsa was related to the opportunity of the sector where market circumstances (mainly downward both in fixed and variable rate assets) did not favour financial behaviour of the company. Additionally and different from the closing of 2007, no democratisation processes or massive stock issuances took place, nor fixed rate instruments issuances that collaborated importantly with the former year results.

The price of the BVC share that is an important part of the stock-broker suffered deterioration of nearly 20% and although dividends were received, they corresponded to less than a half of the amount received in former years due to the projects undertaken by the stock exchange (791 in 2006, 1036 in 2007, 434 in 2008)

During the first semester of 2008 there were negative results that compared to those obtained during the second semester of 2007, meant a decrease equivalent to 135,2% from $3.805,7 million to a loss of -$1.338,4. The main component of such situation is explained by the valorisation loss of the BVC stock that for this first semester of 2008 was of approximately $826.3 million, whilst for the second semester of 2007 corresponding revenues were $3.794.5 million.

As of the closing of June 2008 company assets amounted $19.680.6 million, with a decrease of 3.9% compared to the second semester of 2007. Equity closed in $10.148,6 million, also with a decrease of 11.6% in the semester compared to that recorded as of the closing of December 2007.

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**Banco Corfivalle (Panamá)**

As of the closing of June 2008 Banco Corficolombiana (Panamá) recorded total assets of USD $31.472.808, where the most important item is that of investments that represent 92.44% of total assets. As of June 2008 liabilities balance was of USD $25.539.19; public deposits represent 97.72% of total liabilities. Equity reached a value of USD $5.933.612 as of the closing of June 2008. Profits (losses) generated by the entity as of June 2008 reached the sum of -USD7.714, with withholded profits of 2007 for USD20,000; the most important revenue corresponds to interest generated by fixed rate investments.

**RISK MANAGEMENT**

**Credit Risk Administration System (SARC)**

Given that at present the Corporation has no portfolio in its balance, the SARC of Corficolombiana has served as the base in the business analysis of the lines currency desk businesses, investments in the real sector, investment banking and portfolio administration.

**Market Risk**

Control structure as a main principle has the adequate function segregation in front, middle and back office activities.

The company has adequate technological resources for the control and monitoring of treasury risks, particularly measurement of market risks and valuation of fixed revenue investment portfolios and foreign currency.

The Corporation has an on-line module that allows control of risk positions per portfolio, as well as compliance with authorised policies on maximum terms. Additionally, the Middle Office produces daily reports on compliance with the limits, and submits a monthly report to the Board of Directors on the issue.

A committee also exists with members of the Board of Directors that meets to make decisions on the portfolio when important market movements that affect results occur.

These tools allow the adequate management of risks inherent to the treasury business. In the same way, investment has been made for training of personnel dedicated to the risk management task and there is an adequate and enough structure.

**Liquidity Risk**

Liquidity risk management is supported in the compliance with External Circular Letter 016 of 2008. In the ALCO Committee (Assets and Liabilities Committee), the weekly flow is reviewed to determine the Corporation liquidity profile both for the current and the following weeks. In the same way, there are short term and long term internal indicators with limits established and monitored monthly by the Board of Directors, a detail of which appears in the notes to the financial statements and that allow an adequate management of this risk.

On June 5 the Superintendence of Finance published External Circular Letter 018 of 2008, that modifies Chapter VI of External Circular Letter 100 of 1995 "Regulations Relative to the Liquidity Risk Administration System (SARL)", that shall apply in 2009. Corficolombiana established a work chronogram to adjust to the new regulations and comply with them in the term established.



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## Credit Risk

This risk is handled particularly in the treasury business, by means of the approval of quotas that are distributed in different categories depending on the type of product and that may be combined in certain events according with the explanation in the notes to the financial statements.

In order to guarantee and monitor compliance with these quotas, the Corporation has tools as the system on-line limit module where treasury operations are recorded and additionally, it is complemented with the counterparty limit module of transactional systems that are also managed by the risk area.

There are internationally accepted technical methodologies for the assignment of limits both for the financial and the non financial sector entities.

## Operation Risk

Corficolombiana has defined as operating risk, those losses caused by faults or weaknesses in the processes, in the persons and in internal systems, or due to external events.

The most important improvements with respect to operation risk made in the first semester of 2008 were:

- A methodology for the monitoring phase was defined, with which a follow-up indicators inventory was built that shall be measured from July 2008.
- The company hired the services of the company NASE to develop business intelligence application that comprises the qualitative management with the construction of the entity risk maps, the quantitative management that includes the preparation of periodical reports on the evolution of risk events of the entity with their corresponding follow-up to action plans, and a third module related with the monitoring of risks through the recording of risk indicators that shall allow to determine the operation risk trend of the Entity. This application shall be available in August 2008.
- A virtual training tool was implemented. This allowed training of 95% of the employees of the entity in issues related to operating risk.

With respect to the operating risk data base, as of June 30 the data base had 101 records with the following distribution:

| Type of event | # of records |
|---|---|
| Faults in processes | 63 |
| Faults in systems | 17 |
| Other | 21 |

| Process | # of records |
|---|---|
| Support | 38 |
| Strategic | 10 |
| Of mission | 53 |

| Type of loss | # of records |
|---|---|
| Type A (with impact P&L) | 18 |



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| | |
|---|---|
| Type B (with no impact P&L) | 78 |
| Type C (near loss) | 5 |

The 18 Type A events recorded amount $93.6 million.

- With respect to Plan de Continuidad de Negocio (Business Continuity Plan), internal, external application contingency tests were made, and contingency protocols were tested with the Central Bank (Banco de la República), Deceval and Bolsa de Valores de Colombia (Colombia Stock Exchange). For the second semester tests shall continue to be made.

**Assets laundering risk**

The assets laundering risk and the financing of terrorism are defined as the possibility of economic loss or of harm to the good name that the Corporation could suffer should it be used directly or through its operations as an instrument for assets laundering and/or to channel resources for terrorism activities or when it hides assets from such activities through the entity.

By virtue of the aforementioned, and being conscious of its compromise to fight against criminal organisations, the Corporation has adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business. This is why Corporación Financiera Colombiana has a Risk Management System for Preventing Assets Laundering and Terrorism Financing SARLAFT, that has been integrated by stages and elements that contain the policies, procedures and methodologies for the identification, evaluation and control and monitoring of these risks, and knowledge of the client and its operations with the Corporation, market segments attended, monitoring of transactions, training of personnel and co-operation with the authorities. This system is contained in the SARLAFT manual approved by the Board of Directors, and is administered by the Compliance Official who is responsible for constantly evaluating prevention mechanisms in order to establish their effectiveness and compliance by every official of the Corporation.

The SARLAFT was created by Superintendencia Financiera de Colombia by means of External Letter 22 of April 19, 2007 and its modifications in External Circular Letters 61 of December 2007 and 26 of June 2008. By virtue of these instructions, the Corporation transformed the Integral System for Asset Laundering Prevention SIPLA, in the Risk Management System for Preventing Assets Laundering and Terrorism Financing SARLAFT; for this reason the Board of Directors, following the recommendation by the administration and the Compliance Officer, approved the corresponding updates to the SARLAFT Manual in the second half of 2007.

Supervision of controls for preventing these risks is done by the Compliance Official and his substitute; Management and the Board of Directors also supervise through the reports submitted by the Compliance Official. Additionally the Comptrollership and the Statutory Auditor Office make their evaluations with the purpose of evaluating if internal controls established are being efficient to prevent the risk.

## ADMINISTRATIVE SITUATION

As of June 30, 2008, the Corporation had 323 employees, a slight reduction compared to the 326 employees as of the closing of 2007.

One of the most relevant aspects of the semester was the appointment of Mr. José Elías Melo Acosta as the new President of Corficolombiana who took over Mr. Pedro Nel Ospina Santa María, on May 16, 2008.



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With the beginning of his administration, new direction has been given with respect to business optimisation and profitability, efficiency of the organization structure, processes and technology support and a policy for costs and expenses rationalisation. The implementation of the above shall be reflected from the second semester of 2008.

## TECHNOLOGICAL ADVANCES

During the first half of 2008, the Corporation continued developing its strategic platform with important support projects to the daily operation of the Corporation, as:

- Development of integration services for the only client project for Corficolombiana and its financial subsidiaries.
- Development and implementation of the SARO new application module, for the integration with the Accounting systems of Corficolombiana and its financial subsidiaries.
- Development and installation of the commercial management module for Corficolombiana and its Subsidiaries.
- Implementation of the operating risk analytic modules (SARO) and asset laundering risk (SARLAFT) within the architecture of the Corporate Business Intelligence Model.
- Implementation of the requirements established under circular letter CE 052-07 of the Superintendence on "Minimum security and quality Requirements in the handling of information through means and product and services distribution channels for clients and users".
- Tests for the IT Technology Disaster Recovery Plan (DRP).
- Optimisation of the national level telephone communications scheme through Voice/IP

In compliance with numeral 4 of article 47 of Law 222 of 1995, modified by Law 603 of 2000, Corporación Financiera Colombiana S.A. applied totally the regulations on intellectual property and copyrights. Products and programs covered by copyrights are duly licensed.

## REPORT ON COMPLIANCE WITH CIRCULAR LETTER 052

- In compliance with the provisions of External Circular Letter 052 of 2007 of the Superintendence of Finance, "Minimum security and quality requirements in the handling of information through the means and product and services distribution channels for clients and users", Corporación Financiera Colombiana S.A. has established the necessary procedures for its compliance; during the first half of 2008 the first phase was implemented. Following is a summary of the implementation strategies for this regulation:

### Security and Quality

Definition and up-dating of procedures for the secure handling of information, as:

- Handling of security events
- Development methodologies and application tests
- Management of change control of the technologic platform
- Contingency plans and disaster recovery
- Up-dating procedures for channel security

Tools for security management in work stations were also implemented.

### Third parties - Outsourcing

Procedures for management of IT supplier services were updated and the mechanisms necessary for a secure exchange of confidential third parties information were implemented.



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**Documentation**
Procedures that allow the client to get acquainted with the conditions for the performance of services were updated and verified; monitoring procedures of transactional channels were implemented, and mechanisms for the follow-up of confidential information questions were established.

**Disclosure of Information**
Maintaining clients informed on security measures for product management was provided under the communication strategy.

**Office Channel**
Mechanisms for a safe customer service and mechanisms to assure that the technologic platform of the offices has adequate security and availability levels were implemented.

**Telephone Attention Centre Channel**
Security standards third parties serving the Call Centre must comply with were defined and verified, together with the compliance with security measures required for this channel.

**Internet Channel**
This channel complies with security levels required by the norm; additionally, clients were informed on the security measures and recommendations for using this channel.

**New Channels**
The proceeding for the implementation of new channels was defined, according with the norm.

**Software updating rules**
Existing software updating procedures adequately comply with the reviewed and updated norm requirements. Also, supported in recent technological updating, the production, test and development environments became independent.

**Vulnerability Analysis**
The technical infrastructure was implemented with norm requirements that allow the periodical vulnerability analysis of the organisation technologic infrastructure.

**AUDIT COMMITTEE**

The Audit committee, as a support unit to the functions carried out by the Board of Directors of the Corporation for the implementation and supervision of internal control of the Corporation, hold a meeting in the first semester, on February 27, 2008, where among other topics, those hereinafter detailed were analysed, with the purpose of evaluating the Corporation internal control structure:

a) Financial Statements as of December 31, 2007, with the Opinion of the Statutory Auditor.
b) Portfolio as of December 2007.
c) The Committee reviewed the adequate application of the norms related to the Integral System for Asset Laundering Prevention, thus watching for the existence of the necessary controls to avoid the Corporation being used as an instrument for illicit activities.
d) The Committee supervised the functions and activities of the Auditor Office on aspects such as:
    - Activity chronogram of the Auditor Office for 2008.
    - Reports issued by the Auditor's Office to the different areas, products and Corporation subsidiaries.
    - Follow-ups carried out by the audit office based on the answers given by the different managers of the evaluated areas.
    - Follow-up and control statistics to reports issued by the Auditor's Office.



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e) It reviewed the letters received from the Superintendence of Finance of Colombia with their corresponding answers and improvement follow-up.
f) It reviewed the reports received from the Statutory Auditor Office with the corresponding answers and improvement follow-up.
g) In the Committee of February 27, 2008, the President of the Corporation submitted a report to the Audit Committee related to the disclosing and control system of financial information of the Corporation where it states that there has been no deficiency in internal controls that have hindered the Corporation from recording, processing, summarising and adequately presenting the financial information, and that no fraud has occurred that have affected the quality of the financial information of the Corporation.

As a result, we observe the following:

- Structure, environment and control activities according with the objectives of the Corporation which provide the adequate security to manage risks to which the Corporation is exposed.
- Independent Internal Audit Activities with respect to the activities they audit; their scope satisfies control needs of the Corporation.
- Follow-up of reports issued by the different control entities: Superintendence of Finance, Statutory Auditor Office, Internal Audit Office and I.T. Auditing.
- Reliability of the financial information, compliance with laws and applicable regulations.
- Compliance with necessary and enough controls to avoid the Corporation being used as an instrument to carry out delinquent activities.
- Enough documentation on activities, evaluations and Committee recommendations.

## ASSETS LAUNDERING PREVENTION AND CONTROL SYSTEM

In compliance with the provisions of articles 102 to 105 of the Financial System Organic Statute and in chapter XI of title I of External Circular Letter 07 of 1996 Basic Legal Circular Letter issued by the Superintendence of Finance of Colombia, the Corporation has implemented prevention mechanisms in order to avoid the entity being used to channel money coming from or with destination to delinquent activities.

With the issuance of External Circular Letters 22 and 61 of 2007, and 26 of 2008, the Superintendence of Finance of Colombia gave instructions so that entities supervised implement an asset laundering risk administration system and of terrorism financing SARLAFT. To this end, the Corporation developed the activities for the implementation of changes in the prevention system during the second half of 2007 and the first half of 2008, in order to comply with the provisions of the Superintendence.

In fact, in December 2007 modifications to the Code of Ethics and the Asset Laundering Risk Administration System and of Terrorism Financing SARLAFT manual were approved.

The Corporation has a Compliance Unit within the structure of the organisation, with a Compliance Unit directed by the Compliance Officer and with the human, technical and operative resources necessary to fulfil its prevention and control mission.

During the first semester of 2008 the Board of Directors and the Presidency evaluated the operation of the prevention system. To this effect, at the beginning of the year the 2007 Annual Compliance Plan was submitted. The Presidency has permanently monitored its development and the Compliance Officer has presented reports to this respect to the Board of Directors as established by in force regulations.

Additional to monitoring work for knowledge of clients and their operations with the Corporation, knowledge of market segments attended, of transactions, of personnel training and cooperation with the authorities, during the aforementioned period activities related to the Only Client Project were performed by



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which the Corporation implements control mechanisms, follow-up and information management of the clients by means of the integration of data bases of the different businesses.

With respect to the duty of cooperation with the authorities, the Corporation timely prepared the reports established for the Information and Financial Analysis Unit UIAF. Information requirements submitted to the Corporation by competent authorities were also answered.

Among its policies, the entity does not exonerate any client nor counterparty from filling de cash transaction form or from complying with the entailment requirements provided under external and internal regulations.

## DISCLOSURE AND CONTROL SYSTEM FOR FINANCIAL INFORMATION

In compliance with the provisions of article 47 of Law 964 of 2005 on the responsibility of legal representatives of securities issuers, in the establishment and maintenance of adequate disclosure and control systems for financial information, during the first half of 2008 there have been no deficiencies in internal controls which have hindered the Corporation, to record, process, summarise and adequately present the financial information nor frauds have existed that affect the quality of the corporation financial information, nor changes in the methodology for the evaluation it.

## NEW LEGAL PROVISIONS

### 1. GMF – Non-banking Correspondents.

**Ministry of Finance and Public Credit. Decree 086 of January 17, 2008 "Whereby articles 871 and 876 of the Tax Statute are partially regulated", relative to the taxation to financial movements on operations made through non-banking correspondents.**

The decree indicates:

- Operations made by credit institutions through non-banking correspondents, that imply realisation of facts that generate GMF, shall cause the tax in the same taxing conditions as if made directly between the financial entity and the user.

- Movements, credits and debits and/or accountable made through non-banking correspondents constitute one only operation taxed in the name of the user or client of the financial entity, provided they are operations made under the non-banking correspondent agreement; to this effect, an account in the bank entity shall be identified where the resources object of the correspondent activity are handled exclusively.

- It established that the withholding agent responsible for collection and payment of the tax is the contracting credit entity.

- Payment for services performed by the non-banking correspondents is subject to the sales tax, taking into account the quality of the responsible performing the services, whether in the common regime or the simplified regime.

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## 2. Authorisation of financial statements by the Superintendence of Finance.

**Ministry of Finance and Public Credit. Decree 089 of January 17, 2008 "Whereby article 326, numeral 2, literal I of el article 326 numeral 2 literal i) of Estatuto Orgánico del Sistema Financiero (Organic Statute of the Financial System), modified by article 76 of Law 795 of 2003, and article 22 of Law 964 of 2005 are partially regulated".**

The decree refers to cases on which entities subject to the inspection and vigilance of the Superintendence of Finance shall submit to this Superintendence their financial statements in order that the Superintendence authorises their approval by the corresponding partners or associates' assemblies and their subsequent publication. Some of these cases are as follows:

a) In cases where the Superintendence of Finance of Colombia has decreed the take possession measure or they have been subject to such measure, in part of the respective accounting period.

b) Those that during the period corresponding to the financial statements have been subject or have been submitted to any of the preventive measures provided under the E.O.S.F.

d) Entities on which the respective partner or associate' assemblies have not been able to consider during the last year the financial statements as of the end of the period.

e) Entities with less than 3 years of incorporation.

f) Entities that during the period corresponding to the financial statements have had mergers, split-offs, acquisitions, total or partial assignments of assets, liabilities and contracts and transfer of trade institutions to another institution.

## 3. Resource investment norms of state entities, of national and territorial order.

**Ministry of Finance and Public Credit. Decree 538 of February 25, 2008 "Whereby norms related to the investment of resources of state entities of national and territorial order are issued".**

By means of this Decree norms associated with investment of state entities' resources are compiled and it is divided in four chapters: a) Investment of resources of national order public institutions and of national order state entities to which budget order provisions of them apply, b) investment of resources of industrial and commercial national order state entities and those of mix economy companies under the industrial and commercial state entities' regime, dedicated to non financial activities and assimilated to them, c) investment of resources of territorial entities and territorial order decentralised entities, d) investment of mix economy partnerships with public participation of less than 90% of their capital, mix domicile public services companies, and those with a direct or indirect State participation higher than 50 % of their social capital and of autonomous organisms.

It is particularly interesting that in article 48 of the aforementioned Decree it is indicated that territorial entities and decentralised entities of national order shall invest their liquidity surplus in:

i) Government Bonds/Treasury Bonds (TES) Class B, fixed rate or indexed to the UVR, of the primary market directly at Dirección General de Crédito Público y del Tesoro Nacional – DGCPTN- (Public Credit and National Treasury General Direction) or in the secondary market in market conditions.

ii) Term deposit certificates, "deposits in current account, savings accounts or term certificates in market conditions in bank institutions under the vigilance of the Superintendence of Finance of



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Colombia with in force qualification AAA or its analogue qualification for short or long term by risk qualifying entities, or in entities with special regimes provided in Part Ten of the Organic Statute of the Financial System".

4. **Foreign exchange market intermediaries may not use external financing resources for granting loans in pesos.**

**Banco de la República. Bulletin 004 of 2008. External Regulatory Circular Letter DCIN-83 of February 6, 2008. "Issue 10: Procedure applicable to exchange operations".**

An addition is made to numeral 5.1.1. of External Regulatory Circular Letter DCIN-83 indicating as follows:

- Financing in foreign currency obtained by the intermediaries from the foreign exchange market may only be used in the activities indicated under External Resolution 8 of 2000 of the Board of Directors of Banco de la República.
- In no case shall financing obtained by the authorised entities, whether as foreign exchange market intermediaries or resident, may be used to grant credits in legal currency.
- Finally, the conclusion is as follows: "...it shall continue to be prohibited to foreign exchange market intermediaries the use of external financing resources for granting loans in Pesos".

5. **South America Financial Action Group against assets laundering.**

**Congress of the Republic. Law 1186 of April 14, 2008 "Whereby the "Understanding Memorandum between the Governments of the Countries of the South America Financial Action Group against assets laundering (Gafisud)" is approved.**

The Law indicates the following as issues of interest:

**1.** The understanding memorandum between the Governments of the Countries of the South America Financial Action Group against assets laundering (GAFISUD) is approved. The memorandum objectives are to get started the Financial Action Group and to receive acknowledgement of its recommendations against asset laundering.

**2.** The Gafisud shall count on Comisión Interamericana para el Control del Abuso de Drogas (CICAD) (Inter American Commission for Drug Abuse) as a counsellor member; Consejo de Autoridades (Council of Authorities) is the supreme authority of GAFISUD and has one representative of each of the countries who have maximum responsibility in the fight against asset laundering.

6. **Modification to Decree 519 of 2007 that determined credit modalities with rates that must be certified by the Superintendence of Finance.**

**Ministry of Finance and Public Credit. Decree 919 of March 31, 2008 "Whereby Decree 519 of 2007 is modified (Whereby the different credit modalities with rates certified by the Superintendence of Finance of Colombia are determined and other provisions are issued)".**

The Decree contains the following modifications to Decree 519 of 2007:

- Current bank interest certification that shall be expressed in effective annual terms and shall be governed by the period established by the Superintendence of Finance of Colombia, prior publication of the administrative action.



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- It provides that micro-credit shall correspond to that constituted by credit active operations referred under article 39 of Law 590 of 2000, or to the norms that modify it, substitute it or addition it, and also those made with micro-entreprises where the main payment source of the obligation comes from income derived from their activity.

- A transition regime is provided: the Superintendence of Finance of Colombia shall begin to certify the current bank interest in the micro-credit modality, according with the definition of the decree from October 1, 2008, until when the bank interest for such modality shall be that interest established in the certification in force as of the decree publication date.

### 7. Limit of the admissible/acceptable investment of the severance funds.

**Ministry of Finance and Public Credit. Decree 985 of April 2, 2008 "Whereby Decree 669 of 2007 is modified by Decree 1696 of 2007".**

The decree indicates that in order to establish the limit of the acceptable investment of the severance funds that consists in deposits at sight in the credit establishment, amounts received during the last **45 business days** for contributions, transfers from other funds and capital and interest maturities of the investments, and of those resources that must be maintained in advance for the acquisition of investments abroad, shall not be taken into account within the balance of said deposits. The text modified established 30 business days.

### 8. Securities negotiation systems and systems for recording securities operations.

**Ministry of Finance and Public Credit. Decree 1120 of April 11, 2008 "Whereby securities negotiation and securities operations recording systems are regulated and other provisions are issued".**

The Decree intends to subrogate part Four of Resolution 400 of 1995; with respect to this, the points of greater interest are the following:

1. The provisions refer to the administration, operation and use of securities negotiation systems and operation recording systems on securities different to stock and bonds obligatory to be converted into stock.

2. Administration of those systems may only be developed by entities submitted to the inspection and vigilance of the Superintendence of Finance and that have been previously and expressly authorised by this Superintendence with respect to each of the systems it pretends to administrate.

3. Securities different from stock and bonds convertible to stock registered at Registro Nacional de Valores y Emisores (National Registry of Securities/Stock and Issuers) may be object of negotiation or of recording of operations on stock. Within this system, cash operations, term operations, repo and simultaneous operations may be negotiated within this system and temporary stock transfer operations and those that are in general terms and previously authorised by the Superintendence of Finance.

5. It establishes that the Superintendence of Finance shall give instructions on the inter-connection of stock negotiation systems and the stock operation recording systems among them and with compensation and liquidation systems for operations on stock, payment compensation and liquidation systems, securities centralised deposits, counterparty central risk chambers and entities that professionally supply information to the stock market. Thus, all operations on stock of the stock negotiation system shall be compensated and liquidated by means of the deliver against payment mechanism in the compensation and liquidation systems authorised.

6. The Central Bank, stock exchanges, agriculture and cattle and agro-industrial goods and products exchanges and other commodities exchanges referred under Law 964 of 2005, or "Sociedades



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Administradoras de Sistemas de Negociación" ("Negotiation Systems Administration Companies") may administer stock negotiation systems. To this effect, it develops the duties, prohibitions, monitoring and record conservation, contingency plans and continuity they must comply with, and their affiliation rules and operating regulations.

**7.** In different chapters the Decree develops the general aspects, definition, characteristics, responsibilities, requirements and transparency rules that give shape to stock negotiation systems and the recording system for operations on stock..

**9. The intermediation activity at the stock market is regulated.**

**Ministry of Finance and Public Credit. Decree 1121 of April 11, 2008. "Whereby the intermediation activity at the stack market is regulated and other provisions are issued".**

By means of this Decree Resolutions 400 of 1995 and 1200 of 1995 of Sala General de la Superintendencia de Valores are modified. The Decree contains the following issues:

- It defines which are the intermediaries not under the vigilance of the Superintendence of Finance that are basically public entities that make operations on stock directly and through stock negotiation systems, also establishing that they must belong to an auto-regulation organism and the authorisation regime for their register with Registro Nacional de Agentes del Mercado de Valores (National Registry of Stock Market Agents).
- It establishes that carrying out operations "with the purpose or effect of approximation of demanders and offerors or the participation in that market with own resources, in the negotiation systems, or in the "show market", that constitutes a stock intermediation activity for: i) acquiring or transfer in the primary or secondary market the stock recorded at Registro Nacional de Valores y Emisores (National Registry of Stock Market Agents); ii) acquire or transfer in the secondary market stock listed in a foreign stock quotation system and iii) make operations with derivatives or structured products. It also indicates which are the intermediation operations of the stock market.
- It defines the qualified investor, professional investor, and investor client definitions, and refers to the general and special duties stock market intermediaries must comply with.
- With respect to intermediation at the counter market, it defines counter market the authorisation to act in it and the registration obligation, among other issues. It defines which are the own account operations made by stockbroker companies in the primary market and the own account operations in the secondary market.
- Finally, it makes provisions on the record of purchase orders and stock sale.

**10. Operations with derivative financial instruments and structures products**

**Ministry of Finance and Public Credit. Decree 1796 of May 23, 2008 "Whereby operations with derivative financial instruments and structured products are regulated, both in the counter market and in stock negotiation systems, made by the entities subject to the inspection and vigilance of the Superintendence of Finance of Colombia, and other provisions are issued".**

By means of this decree pertinent modifications to Resolution 400 of 1995 of Sala General de la Superintendencia de Valores (General Court of Superintendence of Securities) are made with the purpose of regulating operations with derivative financial instruments and structured products.

Within these modifications the following stand out:



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- An addition is made to article 1.2.5.7.1. that states the non application of the acquisition public offers regime to "counterparty central risk chambers when these, in the development of their social objective, accept to present themselves as a counterparty in the operations".
- Article 2.2.1.11. on classification and weighing of assets for credit risk is modified.
  - Title Seven of Part Two is included, by which common regulations for operations with derivative instruments and structured products made by entities subject to inspection and vigilance by the Superintendence of Finance are established.
- It makes an addition to Title Eight of Part Two of Resolution 400 of 1995 by which cash and term operations are regulated.

This decree enters into force two months after its publication. It establishes a transition regime by which financial compliance term operations and effective compliance term operations developed in stock negotiation systems or in stock exchanges: "shall continue to be regulated by their regulations, until when their modifications are approved by the Superintendence of Finance of Colombia". It also provides that operations "celebrated prior to this decree coming into force shall be regulated until their termination by the norms based on which they were agreed".

**11. Control of capitals coming from abroad.**

**Decree 1888 of May 30, 2008 "Whereby the General Investments Regime of foreign capital in Colombia and of Colombian capital abroad is modified".**
By means of this decree, the National Government increased controls to capital coming from abroad; to this end it modified decree 2080 of 2000 that contains the investment general regime of foreign capital in Colombia and of Colombian capital abroad.

In the first place, an addition was made to article 10 in order to establish that the direct investment shall remain for a minimum period of 2 years from the date of channelization in the stock market. The aforementioned does not affect the transfer abroad of net profits but it does affect transfer abroad of the invested capital once the investment has been liquidated.

On the other hand, article 29 was modified, that refers to portfolio investments to which a deposit at the Central Bank was imposed as a requirement the constitution of a deposit at the Central Bank (Banco de la República) for the sum equivalent to 50% of the investment value.

**12. The commonly known as the "millionaire drive" shall bear the same penalty as extortion kidnapping.**

**Congress of the Republic. Law 1200 of 2008 "Whereby an addition is made to article 169 of the Penal Laws, modified by articles 2 of Law 733 of 2002 and 14 of Law 890 of 2004".**

The purpose of this Law is to make an addition to article 169 of the Penal Laws, creating the conduct commonly known as "millionaire drive" as extortion kidnap crime. Thus, the prison penalty established for the extortion kidnapping shall be from 320 to 504 months and a fine of 2666,66 to 6000 SMMLV (Legal in force minimum monthly salary), shall also be applied "when the conduct occurs temporarily in a transportation vehicle with the purpose of obtaining an economic benefit under threat".



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## 13. Intermediation Operations.

**Ministry of Finance and Public Credit. Superintendence of Finance of Colombia External Circular Letter 019 of June 5, 2008. Whereby it gives the necessary instructions for intermediary operations in the securities market in conformity with Decrees 1120, 1121, and 1796 of 2008.**

It issues the necessary instructions for making intermediary operations in the securities market according with Decrees 1120, 1121 and 1796 of 2008. The New Title IX of External Circular Letter 007 of 1996 (Legal Basic Circular Letter) is specifically issued, that contains instructions for the intermediation in the securities market. It also issues transitory instructions necessary for the correct implementation of the aforementioned decrees.

Within those transitory instructions it is important to note that securities intermediaries shall adopt the policies and procedures provided under Title IX of the Legal Basic Circular Letter in conformity with that provided to such effect by the securities market auto-regulating organisms, that shall provide the aforementioned instructions at the latest within the following four (4) months from the publication of the circular letter.

It also grants auto-regulation organisms a four (4) months term from the publication of this External Circular Letter, to issue the instructions related to order book systems.

As for Title IX of the Legal Basic Circular Letter, it develops issues such as:

- Principles applicable to the implementation of policies and procedures of securities intermediaries.
- The registration obligation of operations celebrated in the OTC market, securities to be registered, the compulsory affiliation to a securities operation registration system, terms for reporting operations made, report of executed operations, the minimum information to be reported, among others.
- The Registration Electronic Book of orders and principles for processing orders of securities dealer companies.

## 14. Modification Accounting and Financial Basic Circular Letter.

**Ministry of Finance and Public Credit. Superintendence of Finance of Colombia External Circular Letter 025 of June 26, 2008. Whereby instructions relative to the implementation of Decrees 1796 and 1121 of 2008 are issued.**
Chapter XVII of the Basic Accounting and Financial Circular Letter, which new text contains instructions on derived financial instruments and structured products, that shall be applicable to all entities subject to the inspection and vigilance of the Superintendence of Finance of Colombia is totally modified. Additionally, in conformity with 6 specific rules, it issues a transition regime to implement the mentioned instructions and thus allow an adjustment ordered by the entities.



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## OPERATIONS WITH SHAREHOLDERS AND ADMINISTRATORS

Operations made by the Corporation with its stockholders and administrators/managers adjust to the general policies of the entity. Those operations are duly detailed in the notes to the financial statements.

The Corporation states that according with the provisions of article 57 of Regulatory Decree 2649 of 1993, the information and statements that compose the financial statements have been duly certified and obtained from the accounting records of the entity, and prepared according with norms and accounting principles established in Colombia.

**JOSE ELÍAS MELO ACOSTA**
**President**

Note: the members of the Board of Directors welcomed the report presented by the President. It is placed on records that the information referred to under numeral 3 of article 446 of the Code of Trade was submitted, and admitted unanimously.



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# Opinion and Financial Statements
# As of June 30, 2008



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Deloitte.

## STATUTORY AUDITOR'S REPORT

To the shareholders of
CORPORACION FINANCIERA COLOMBIANA S.A.

I have audited the general balances of CORPORACION FINANCIERA COLOMBIANA S.A. as of June 30, 2008 and December 31st 2007 and the related statements of results, of changes in the equity of the shareholders and of cash flows for the semesters then ending. Such financial statements are the responsibility of the Corporation Management and were prepared based on accounting guidelines issued by Superintendencia Financiera de Colombia (the Colombian Superintendence of Finance). Among the functions assigned to me is to render an opinion on these financial statements based upon my audits thereof.

The necessary information to comply with my functions and to carry out my work according with audit standards generally accepted in Colombia was made available to me. Such standards require that I plan and conduct the audit to obtain a reasonable assurance on whether the financial statements are free from significant misstatements. The audit of financial statements includes an examination on a selective basis, of the evidence that supports the amounts and disclosures of the financial statements. It also includes the assessing of the accounting practices used and the accounting significant estimates made by the Management, and the presentation of the overall financial statements. I believe that my audits provide reasonable basis for expressing my opinion.

In my opinion, the aforementioned financial statements, taken from the accounting books, reasonably present the financial position of CORPORACION FINANCIERA COLOMBIANA S.A. as of June 30th, 2007 and December 31st 2007, the result of its operations, the changes in its equity, and its cash flows for the semesters ended on said dates, in conformity with accounting guidelines and practices established by the Superintendence of Finance (Superintendencia Financiera), applied on a consistent basis.

Based upon my capacity as statutory auditor and the scope of my examinations as of June 30th, 2007 and December 31st 2007, I inform that accounting of the Corporation is carried in conformity with legal regulations and the accounting technique; operations recorded in the accounting books and the acts of Management were adjusted to the By-laws of the company and the decisions of the Shareholders Assembly and the Board of Directors; correspondence, account vouchers and minute and share registry books are duly kept and preserved; recording of provisions for goods received in payment, and the adoption of the Sistema de Administraci6n de Riesgos de Mercado – SARM (Market Risks Management) were made, in all material aspects, according with the criteria and proceedings established under Letter 100 of 1995 of Superintendence of Finance of Colombia; the management report is in good agreement with the basic financial statements, and contributions to Sistema de Seguridad Social Integral (Integral Social Security System) were duly and timely made. My evaluation of internal control, conducted with the purpose of establishing the scope of my audit tests indicates that the Corporation has followed adequate internal control and conservation and custody measures for its assets and those of third parties under its custody. My recommendations on internal controls have been stated in separate reports addressed to the Management.

NELSON GERMAN SEGURA GARZON
Statutory Auditor
Professional Card N° 24750-T
August 5, 2008



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# Financial Statements
# January - June
# 2008



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**CORPORACION FINANCIERA COLOMBIANA S. A.**
**General Balances**
**June 30, 2008 and December 31, 2007**
**(Stated in Million Colombian Pesos)**

| ASSET | | AS OF: 30/06/2008 DD/MM/YYYY | | AS OF: 31/12/2007 DD/MM/YYYY | |
|---|---|---|---|---|---|
| AVAILABLE | (Notes 4 and 22) | $ | 125,906.7 | $ | 89,437.1 |
| SOLD INTERBANK FUNDS AND RESALE AGREEMENTS | (Note 5) | | 169,026.6 | | 167,043.6 |
| INVESTMENTS | (Notes 6 and 22) | | 2,678,410.1 | | 2,679,552.4 |
| Negotiable Debt Securities | | 240,522.2 | | 227,813.3 | |
| Negotiable Participative Securities | | 58,571.6 | | 89,116.8 | |
| To be held until Maturity | | 0.0 | | 41,468.2 | |
| Available for Sale in Debt Securities | | 338,495.5 | | 307,982.6 | |
| Available for Sale in Participative Securities | | 1,709,612.9 | | 1,661,606.2 | |
| Investment Re-purchase Rights | | 445,477.0 | | 477,815.3 | |
| Minus: Provision | | (113,269.0) | | (126,259.9) | |
| ACCEPTANCES AND DERIVATIVES | (Note 7) | | (11,180.0) | | 32,776.3 |
| Derivatives | | (11,180.0) | | 32,776.3 | |
| Rights | | 5,777,136.1 | | 4,298,214.5 | |
| Obligations | | (5,788,316.1) | | (4,265,438.2) | |
| ACCOUNTS RECEIVABLE | (Notes 8 and 22) | | 47,131.8 | | 80,817.3 |
| Interest | | 326.0 | | 680.9 | |
| Fees and Commissions | | 2,813.7 | | 4,800.7 | |
| Payment on Account of Trade Clients | | 3.4 | | 3.4 | |
| Other | | 45,935.9 | | 76,823.5 | |
| Minus: Provision | | (1,947.2) | | (1,491.2) | |
| REALISABLE GOODS AND RECEIVED IN PAYMENT | (Note 9) | | 5,230.7 | | 6,294.0 |
| Goods received in payment different from Housing | | 25,491.1 | | 30,306.6 | |
| Goods Not Used in the Social Purpose | | 585.9 | | 585.0 | |
| Minus: Provision | | (20,846.3) | | (24,597.6) | |
| PROPERTY AND EQUIPMENT | (Note 10) | | 9,933.3 | | 10,913.6 |
| Land, Buildings and Constructions under way | | 14,129.6 | | 14,826.5 | |
| Office Equipment, Furniture and Fixtures | | 8,823.7 | | 9,084.3 | |
| Computers | | 9,081.2 | | 8,929.4 | |
| Other | | 1,080.7 | | 1,264.5 | |
| Minus: Depreciation and Accumulated Amortisation | | (23,181.9) | | (23,190.2) | |
| OTHER ASSETS | (Notes 11) | | 53,290.6 | | 41,094.6 |
| Permanent Contributions | | 98.2 | | 83.2 | |
| Early Expenses and Deferred Charges | | 3,439.4 | | 2,662.7 | |
| Other | | 71,137.3 | | 60,187.1 | |
| Minus: Provision | | (21,384.3) | | (21,838.4) | |
| VALORISATIONS | (Notes 6 and 22) | | 430,452.1 | | 330,852.4 |
| Investment Available for Sale in Participative Securities of Low or Medium Marketability or with no quotation in the Stock E | | 403,948.2 | | 310,310.8 | |
| Property and Equipment | | 26,503.9 | | 20,541.6 | |
| DE-VALORISATIONS | (Note 6) | | (38,092.9) | | (37,394.4) |
| Investment Available for Sale in Participative Securities of Low or Medium Marketability in the Stock Exchange | | (38,092.9) | | (37,394.4) | |
| TOTAL ASSETS | | $ | 3,469,098.9 | $ | 3,400,097.0 |
| CREDITOR CONTINGENT ACCOUNTS PER CONTRA | (Note 20) $ | | 192,261.5 | | 151,966.6 |
| DEBTOR CONTINGENT ACCOUNTS | (Note 20) | | 433,387.9 | | 314,962.3 |
| DEBTOR MEMORANDUM ACCOUNTS | (Note 21) | | 7,821,006.7 | | 7,640,522.9 |
| CREDITOR MEMORANDUM ACCOUNTS PER CONTRA | (Note 21) | | 5,456,212.9 | | 3,926,466.2 |
| TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS | | $ | 13,902,869.0 | $ | 12,033,897.0 |

| LIABILITIES AND EQUITY | | AS OF: 30/06/2008 DD/MM/YYYY | | AS OF: 31/12/2007 DD/MM/YYYY | |
|---|---|---|---|---|---|
| DEPOSITS AND CURRENT LIABILITIES | (Notes 12 and 22) | $ | 1,046,851.8 | $ | 965,148.5 |
| Term Deposit Certificates | | 798,403.6 | | 706,063.5 | |
| Savings Deposits | | 242,320.2 | | 256,162.9 | |
| Other | | 6,128.0 | | 2,922.1 | |
| PURCHASED INTER BANK FUNDS AND RE-PURCHASE AGREEMENTS | (Note 13) | | 435,423.7 | | 544,616.6 |
| ACCOUNTS PAYABLE | (Notes 14 and 22) | | 78,029.1 | | 82,987.7 |
| Interest | | 19,625.8 | | 12,204.1 | |
| Fees and Commissions | | 3.5 | | 3.5 | |
| Dividends and Surplus | | 36,620.2 | | 56,679.1 | |
| Other | | 21,779.6 | | 14,101.0 | |
| OTHER LIABILITIES | (Note 15) | | 8,196.4 | | 10,445.1 |
| Consolidated Labour Obligations | | 1,944.0 | | 1,915.5 | |
| Early Income and Deferred Payments | | 4,992.3 | | 7,290.4 | |
| Retirement Pensions | | 1,260.1 | | 1,239.2 | |
| ESTIMATED LIABILITIES AND PROVISIONS | (Note 16) | | 8,961.9 | | 3,680.1 |
| Labour Obligations | | 813.1 | | 1,174.3 | |
| Taxes | | 4,830.6 | | 0.5 | |
| Other | | 3,318.2 | | 2,505.3 | |
| TOTAL LIABILITIES | | | 1,574,458.9 | | 1,606,878.0 |
| EQUITY | | | 1,894,640.0 | | 1,793,219.0 |
| SOCIAL CAPITAL | (Note 17) | | 1,683.4 | | 1,653.8 |
| Divided in 168,337,360 Shares of Nominal Value of $ 10.oo each | | | | | |
| RESERVES | (Note 18) | | 1,168,009.6 | | 1,138,261.2 |
| Legal Reserve | | 617,134.6 | | 574,784.8 | |
| Statutory and Occasional Reserves | | 550,875.0 | | 563,476.4 | |
| SURPLUS or (DEFICIT) | | | 627,635.3 | | 552,905.1 |
| Non Realised in Profits or Losses | | | | | |
| Investments Available for Sale | (Note 19) | 235,276.1 | | 259,447.1 | |
| Valorisations | | 430,452.1 | | 330,852.4 | |
| De-valorisations | | (38,092.9) | | (37,394.4) | |
| PROFIT OF THE PERIOD | | | 97,311.6 | | 100,398.9 |
| TOTAL LIABILITIES AND EQUITY | | $ | 3,469,098.9 | | 3,400,097.0 |
| CREDITOR CONTINGENT ACCOUNTS | (Note 20) | $ | 192,261.5 | $ | 151,966.6 |
| Endorsements and Guaranties | | 79,118.6 | | 46,994.5 | |
| Other Contingencies | | 113,142.9 | | 104,972.1 | |
| DEBTOR CONTINGENT ACCOUNTS PER CONTRA | (Note 20) | | 433,387.9 | | 314,962.3 |
| DEBTOR MEMORANDUM ACCOUNTS PER CONTRA | (Note 21) | | 7,821,006.7 | | 7,640,522.9 |
| CREDITOR MEMORANDUM ACCOUNTS | (Note 21) | | 5,456,212.9 | | 3,926,466.2 |
| TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS | | $ | 13,902,869.0 | $ | 12,033,897.0 |
| PROFIT PER SHARE (in Pesos) | | $ | 581.31 | $ | 607.07 |

See notes attached to the Financial Statements

JOSE ELIAS MELO ACOSTA
PRESIDENT

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T. P. 40896-T

NELSON GERMAN SEGURA GARZON
STATUTORY AUDITOR
T.P. No. 24780-T
Member of Deloitte & Touche Ltda.
(See Attached Report)



Continue...

**CORPORACION FINANCIERA COLOMBIANA S. A.**
**Profit and Loss Statements**
**June 30, 2008 and December 31, 2007**
**(Stated in Million Pesos)**

| | | PERIODS BETWEEN | | | |
|---|---|---|---|---|---|
| | | FROM 01-01-2008 DD/MM/YYYY | TO 30-06-2008 DD/MM/YYYY | FROM 01-07-2007 DD/MM/YYYY | TO 31-12-2007 DD/MM/YYYY |
| DIRECT OPERATING REVENUES | (Note 23) | $ | 817,204.0 | $ | 225,015.7 |
| Interest | | 8,604.3 | | 6,454.2 | |
| Profit in Neg Investment Valuation Debt Securities | | 7,136.6 | | 0.0 | |
| Profit in Neg Investment Valuation Participative Securities | | 6,620.3 | | 11,181.5 | |
| Profit in Investment Valuation to be held until Maturity | | 3,778.0 | | 1,144.9 | |
| Profit in Investment Valuation Available for Sale Debt Securities | | 37,034.8 | | 21,529.3 | |
| Realised Profit in Investment Available for Sale | | 26.2 | | 0.0 | |
| Fees and Commissions | | 6,222.8 | | 9,460.9 | |
| Profit in Valuation of Derivatives | | 610,047.5 | | 68,716.8 | |
| Profit in Valuation of Cash Operations | | 4,264.8 | | 5,652.8 | |
| Changes | | 129,803.6 | | 76,119.3 | |
| Profit in Sale of Investments | | 3,665.1 | | 24,756.0 | |
| DIRECT OPERATING EXPENSES | | | 806,686.3 | | 199,199.6 |
| Interest | | 70,983.4 | | 61,468.7 | |
| Loss in Valuation Investments Available for Sale | | 0.0 | | 4,217.7 | |
| Realised Loss in Investments Available for Sale | | 0.0 | | 225.9 | |
| Commissions | | 3,972.0 | | 3,146.6 | |
| Loss in Valuation of Derivatives | | 579,167.3 | | 56,023.6 | |
| Changes | | 144,817.4 | | 61,871.9 | |
| Loss in Investments Sale | | 2,695.1 | | 11,966.6 | |
| Loss in Valuation of Cash Operations | | 5,051.1 | | 278.6 | |
| DIRECT OPERATING RESULT | | | 10,517.7 | | 25,816.1 |
| OTHER INCOME AND OPERATING EXPENSES - NET | | | 54,510.6 | | 32,348.2 |
| OPERATING INCOME | | | 98,990.3 | | 67,411.3 |
| Dividends and Participations | | 93,593.4 | | 64,909.4 | |
| Other | (Note23) | 5,396.9 | | 2,501.9 | |
| OPERATING EXPENSES | | | 44,479.7 | | 35,063.1 |
| Personnel Expenses | | 13,076.0 | | 12,642.6 | |
| Other | (Note 24) | 31,403.7 | | 22,420.5 | |
| OPERATING RESULT BEFORE PROVISIONS DEPRECIATIONS AND AMORTISATIONS | | | 65,028.3 | | 58,164.3 |
| PROVISIONS | | | 1,974.4 | | 2,487.3 |
| Investments | (Note 6) | 1,778.7 | | 2,244.3 | |
| Accounts Receivable | | 89.1 | | 53.4 | |
| Other | (Note 27) | 106.6 | | 189.6 | |
| DEPRECIATIONS - OWN USE GOODS | (Note 10) | | 590.6 | | 632.5 |
| AMORTISATIONS | | | 637.8 | | 615.8 |
| NET OPERATING RESULT | | | 61,825.5 | | 54,428.7 |
| NON OPERATING INCOME | (Notes 26) | | 41,816.3 | | 52,534.4 |
| NON OPERATING EXPENSES | (Note 22) | | 1,880.5 | | 1,124.2 |
| NON OPERATING NET RESULT | | | 39,935.8 | | 51,410.2 |
| PROFIT BEFORE INCOME TAX | | | 101,761.3 | | 105,838.9 |
| INCOME TAX AND COMPLEMENTARY | (Note 27) | | 4,449.8 | | 5,440.0 |
| PROFIT OF THE PERIOD | | $ | 97,311.5 | $ | 100,398.9 |

See notes attached to the Financial Statements

JOSE ELIAS MELO ACOSTA
PRESIDENT

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T. P. 40995-T

NELSON GERMAN SEGURA GARZON
STATUTORY AUDITOR
T.P. No. 24750-T
Member of Deloitte & Touche Ltda.
(See attached report)



Continue...

**CORPORACION FINANCIERA COLOMBIANA S.A.**
**Cash Flows Statements**
**Periods that ended on June 30, 2008 and December 31, 2007**
**(Stated in million pesos)**

| | June 2008 | December 2007 |
|---|---|---|
| **Cash Flows for Operation Activities:** | | |
| Net Profit of the Fiscal Period | $ 97,311.5 | $ 100,398.9 |
| Adjustments to Conciliate Net Profit and Net Cash Provided in Operation Activities: | | |
| Non Negotiable Investments Variable Income Provision | 1,778.7 | 2,244.3 |
| Accounts Receivable Provision | 89.1 | 53.4 |
| Goods Received in Payment Provision | 15.6 | 73.3 |
| Other Assets Provision | 21.1 | 113.3 |
| Investment Provision Reimbursement | (8,997.1) | (19,155.0) |
| Loan Portfolio Provision Reimbursement | - | (1.8) |
| Accounts Receivable Provision Reimbursement | (3.1) | (272.9) |
| Property and Equipment Provision Reimbursement | - | (300.0) |
| Goods Received in Payment Provision Reimbursement | (18.3) | (17.3) |
| Other Assets Provision Reimbursement | (0.6) | (217.0) |
| Investment Valuation, Net | (54,569.7) | (29,638.0) |
| (Decrease) Increase Non Realised Profits in Inv.Available for Sale | (24,171.0) | 244,726.4 |
| Product of the Sale of Goods Received in Payment | 4,094.4 | 5,845.7 |
| Profit in Sale of Goods Received in Payment, Net | (3,118.4) | (4,664.6) |
| Profit in Sale of Properties and Equipment, Net | (357.0) | (997.2) |
| Depreciations | 590.6 | 632.5 |
| Amortisations | 637.8 | 615.8 |
| Depurated Profit | 13,303.6 | 299,439.8 |
| (Decrease) Increase in Other Liabilities | (2,249.7) | 1,175.5 |
| Increase (Decrease) Estimated Liabilities and Provisions | 5,278.8 | (8,490.1) |
| (Decrease) Increase Accounts Payable | (6,958.6) | 15,875.2 |
| Decrease (Increase) Accounts Receivable, Net | 33,399.8 | (19,481.5) |
| (Increase) Decrease in Other Assets | (12,844.3) | 37,069.6 |
| Withdrawals Goods Received in Payment | - | (0.1) |
| Net Cash Provided in Operation Activities | 16,626.0 | 26,148.6 |
| **Cash Flow of Investment Activities:** | | |
| Sale of Investments | (51,535.6) | (393,313.8) |
| Profit in Sale of Investments, Net | (970.0) | (12,789.4) |
| Decrease Loan Portfolio | - | 91.3 |
| Decrease Acceptances and Derivatives | 43,956.3 | 27,850.4 |
| Product of the Sale of Investments | 114,980.2 | 188,889.1 |
| Product of Sale of Property and Equipment | 898.0 | 1,593.0 |
| Dividends Received in Cash | 455.8 | 744.0 |
| Purchase of Properties and Equipment | (151.4) | (444.8) |
| Net Cash Provided (Used) for Investment Activities | 107,633.3 | (187,380.2) |
| **Cash Flow of Financing Activities:** | | |
| Increase Deposits and Current Liabilities | 80,703.3 | 97,645.2 |
| (Decrease) Inter-Bank Funds Purchased and Repurchase Agreements | (109,192.9) | (71,293.8) |
| (Decrease) Bank Loans and Other Financial Obligations | - | (29,409.1) |
| Dividends Paid | (70,620.7) | (112,029.6) |
| Cash Net Used in Financing Activities | (99,110.3) | (115,087.3) |
| Net Increase in Cash and Cash Equivalents | 38,452.6 | 23,120.9 |
| Cash at the Beginning of the Period | 255,480.9 | 232,360.0 |
| Cash at the End of the Period | $ 293,933.5 | $ 255,480.9 |

See notes attached to the Financial Statements

| JOSE ELIAS MELO ACOSTA | MARTHA CECILIA CASTRO ORTIZ | NELSON GERMAN SEGURA GARZON |
|---|---|---|
| PRESIDENT | ACCOUNTING MANAGER | STATUTORY AUDITOR |
| | T.P. No. 40995-T | T.P. No. 24750-T |
| | | Member of Deloitte & Touche Ltda. |



Continue...

CORPORACION FINANCIERA COLOMBIANA S. A.
Statement of Changes in the Stockholders' Equity
Periods that ended on June 30, 2008 and December 31, 2007
(Stated in million Pesos)

| | | Social Capital | Legal Reserve | Statutory and Occasional Reserves: Fiscal provisions | At the Disposal of the Assembly | Economic Development | Economic Capitalization | Total | Non realized Profits in Investments | Valorizations | De-valorizations | Results of Former Fiscal Periods | Profit of the Period | Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Balance as of June 30, 2007 | $ | 1,653.6 | 574,764.8 | 390,652.5 | 159,577.2 | [illegible] | 4.4 | 570,242.9 | 14,720.7 | 312,881.6 | (58,495.2) | 0.0 | 105,283.1 | 1,511,048.9 |
| Transfer of losses of the period to results of former periods | | - | - | - | - | - | - | - | - | - | - | 105,283.1 | (105,283.1) | - |
| Reserves Liberation on Investment Valuation (Non Taxable) | | - | - | (31,484.3) | - | - | - | (31,484.3) | - | - | - | 31,484.3 | - | - |
| Reserve Liberation on Investment Valuation (Taxable) | | - | - | (158,082.8) | - | - | - | (158,082.8) | - | - | - | 158,082.8 | - | - |
| Reserve for future distributions | | - | - | - | 182,810.6 | - | - | 182,810.6 | - | - | - | (182,810.6) | - | - |
| Dividend in cash of $677.4 per share on 154,884,9152 ordinary shares and 10,496,823 shares with preferential dividend and with no right to vote subscribed and paid as of June 30, 2007. This dividend shall be paid in six (6) monthly instalments of $112.9 each. | | - | - | - | - | - | - | - | - | - | - | (112,029.6) | - | (112,029.6) |
| Movement of the fiscal period | | - | - | - | - | - | - | - | 244,726.4 | 17,970.6 | 31,103.8 | - | - | 293,800.8 |
| Profit of the fiscal period | | - | - | - | - | - | - | - | - | - | - | - | 100,398.9 | 100,398.9 |
| Balance as of December 31, 2007 | $ | 1,653.6 | 574,764.8 | 191,075.4 | 372,387.8 | [illegible] | 4.4 | 563,478.4 | 259,447.1 | 330,852.4 | (27,394.4) | - | 100,398.9 | 1,793,219.0 |
| Transfer of losses of the period to results of former periods | | - | - | - | - | - | - | - | - | - | - | 100,398.9 | (100,398.9) | - |
| Liberation reserve for future distributions | | - | - | - | (182,810.7) | - | - | (182,810.7) | - | - | - | 182,810.7 | - | - |
| Reserves on Valuation of Investments Decree 2336/95 | | - | - | 8,432.0 | - | - | - | 8,432.0 | - | - | - | (8,432.0) | - | - |
| Reserve for future distributions | | - | - | - | 161,777.6 | - | - | 161,777.6 | - | - | - | (161,777.6) | - | - |
| Dividend in cash of $420.0 per share on 154,884,915 ordinary shares and 10,496,823 shares with preferential dividend subscribed and paid as of December 31, 2007. This dividend shall be paid in six (6) monthly instalments within the five (5) first days of each month from April 1, 2008. | | - | - | - | - | - | - | - | - | - | - | (70,620.7) | - | (70,620.7) |
| Dividend in shares of $257.27 per each share on the 154,884,915 ordinary shares and of $257.27 per each share on the 10,496,823 preferential shares, subscribed and paid as of December 31, 2007. This dividend shall be paid in shares at 1 share per each 55.733796812 ordinary shares and 1 share with preferential dividend and without right to vote per each 55.733796812 preferential shares subscribed and paid as of December 31. Payment of shares shall be made on April 3, 2008 to whom has the capacity as stockholder at the time when payment is enforceable in conformity with in force regulations. In order to do so, a total of 2,967,351 new shares shall be issued: 2,779,012 ordinary shares and 188,339 preferential shares. Unit value of the shares to be delivered shall correspond to the average weighed price of the ordinary shares negotiated in the stock exchange in the week from the 21st to 25th of January 2008: $14,338.51. | | 29.8 | 42,348.7 | - | - | - | - | - | - | - | - | (42,379.3) | - | (0.0) |
| Movement of the fiscal period | | - | - | - | - | - | - | - | (24,171.0) | 99,590.7 | (626.5) | - | - | 74,730.2 |
| Profit of the fiscal period | | - | - | - | - | - | - | - | - | - | - | - | 87,311.5 | 87,311.5 |
| Balance as of June 30, 2008 | $ | 1,683.4 | 617,113.5 | 199,507.4 | 351,354.7 | [illegible] | 4.4 | 550,875.3 | 235,276.1 | 430,452.1 | (28,020.9) | [illegible] | 87,311.5 | 1,894,890.0 |

See the notes attached to the financial statements

JOSE ELIAS MELO ACOSTA
PRESIDENT

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T.P. No. 40065-T

NELSON GERMAN SEGURA GARZON
STATUTORY AUDITOR
T.P. No. 24750-T
Member of Deloitte & Touche Ltda.
(See attached report)



Continue...

# CORPORACION FINANCIERA COLOMBIANA S.A.
# Notes to Financial Statements
# June 30th, 2008



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# CORPORACION FINANCIERA COLOMBIANA S. A.
## Notes to the Financial Statements
## June 30, 2008 and December 31, 2007
((Amounts stated in millions of Colombian Pesos, except anything to the contrary)

### (1) Reporting Entity

Corporación Financiera Colombiana S.A., (hereinafter the Corporation) is a private financial institution, authorised by the Superintendence of Finance by means of Resolution dated October 18, 1961, commercial incorporated company, established according with Colombian laws on November 27, 1961 through public deed No. 5710 of Notary 1 of the circle of Cali; the term of the Corporation expires on October 2, 2051, and can be extended through an ordinary resolution of the Stockholders Assembly.

With deed No. 12.364 of December 30, 2005, the merger between Corporación Financiera del Valle S.A. (absorbing company) and Corporación Financiera Colombiana S.A. (absorbed company) was formalised. In that same deed the absorbing company modified its corporate name to Corporación Financiera Colombiana S.A., changed its domicile from Cali city to Bogota city, and increased its authorised capital to $1.600. Afterwards, by means of public deed 2304 of March 22, 2007 of Notary 71 of Bogota, the authorised capital was increased in $1.715.

With Deed No. 10410 of notary's office 71 of Bogotá of December 26, 2007, the merger of Corporación Financiera Colombiana (absorber Entity) and Sociedad Proyectos de Energía S.A. (absorbed entity) was formalised, that is dissolved without being liquidated.

The corporate purpose of the Corporation is the mobilization of resources and the assignment of capital to promote the creation, reorganisation, merger, transformation and expansion of any type of companies, to participate in their capital and promote the participation of third parties in those companies, as well as grant them medium and long term financing and offer them specialized financial services that contribute to their development. These companies do not include companies subject to the control and supervision of the Superintendence of Finance, except financial service companies and credit establishments.

The Corporation has its main domicile in the city of Bogotá and operates through its 5 regional offices and 7 agencies in different cities of the country; as of June 30, 2008 the Corporation has no non-banking correspondents. As of June 30, 2008 it has 323 direct employees,9 indirect employees and 44 temporary employees; it also has the following financial affiliates and subsidiaries: Leasing Corficolombiana S.A., Banco Corficolombiana Panamá S.A., financial company abroad sociedad financiera en el exterior, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Lloreda S.A., Valle Bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda.,Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A , Pizano S.A in re-structuring, and Industrias Lehner S.A. The attached financial statements combine assets, liabilities and the results of the General Direction and its branch offices. The consolidated financial statements are prepared independently.

### 2) Main Accounting Policies

#### (a) Basic Accounting

The accounting system used by the Corporation is causation, according with which revenues and expenses are recorded when caused, regardless of whether they have been collected or paid in cash.

Revenues, costs and expenses are recorded by the causation system, except as provided under Circular Letter 011 of 2002, issued by the Superintendence of Finance, with respect to the interest revenue that does not accrue on the commercial portfolio past due in excess of three months. These interests are credited to revenues when they are collected.



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Interests and commissions collected in advance are recorded as deferred income.

**(b) Cash on Hand (Available)**

It records high liquidity resources of the Corporation such as: cash, deposits, in the Central Bank (Banco de la República), deposits in banks both in national and foreign currency and other financial institutions both national and foreign.

Overdrafts in banking current accounts become liabilities in favour of the respective bank institution and are reflected in the overdraft passive account in banking current account.

The value of cheques drawn by the Corporation, which have not been collected six months after drawn, are re-classified in the passive account of uncollected drawn cheques.

According with accounting instructions given by the Superintendence of Finance, Financial entities, in order to cover eventual losses generated by items pending to be clarified in banking reconciliations must provision non recorded extracted debit notes and accounted non extracted credit notes with more than 30 days for national currency and 60 days for foreign currency of permanence in said conciliations.

**(c) Repo Operations, Simultaneous and of Securities Temporary Transfer.**

In repo operations, simultaneous and of securities temporary transfer, the parties exchange securities and money. In the case of a securities temporary transfer operation backed-up by securities, exchange is done among securities.

In these operations one of the parties, the transferor (or originator in the Ttv), delivers securities to the taker (receptor in the Ttv), and when doing so, he transfers the property to them. In exchange, the taker (or receptor in Ttv) gives money to the transferor or originator. In the case of a securities temporary transfer (Ttv) backed-up by securities, the receptor delivers securities to the originator and when dong so he transfers property thereof.

Transfer of property is an integral and main part of the legal structure of these operations; should any non-compliance occur by the party delivering the securities, the counterparty shall be protected with this measure.

According with the norm, securities shall be recorded in the balance of who delivers them initially and that entity shall valuate them and acknowledge the risks of the same. Also, cash flows generated by the securities within the operation term must be restored to whom delivered them initially in the operation.

These considerations reflect in accounting as follows:

The transferor, the originator or the receptor, as the case may be, shall re-classify within their balance, securities delivered in a repo operation, simultaneous or of temporary transfer of securities and in addition they shall register them in their order accounts to disclose deliver of them.

The taker, the receptor or originator as the case may be, shall record in their order accounts receipt of securities coming from the aforementioned operations.

Entities participating in repo operations, simultaneous and of securities temporary transfer, shall record money resources coming from these operations in their respective balances as an obligation or a right, according with their position.

Transferred values under repo operations, simultaneous and of securities temporary transfer are only recorded in the balance of the taker, the receptor or the originator, as the case may be, at the time on which the non-compliance of the corresponding operation or one of the parties of the operation is under a bankrupt procedure, taking possession for liquidation or debt restructuring global agreements.



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I such event, the transferor, the originator or the receptor shall also withdraw from their balance securities delivered on the occasion of the celebration of the aforementioned operations.

Securities obtained as a consequence of securities transfer operations, repo or simultaneous delivered again as a result of any of the mentioned operations, are only recorded through order accounts.

When the operation through which securities were initially obtained is done, the record made in order accounts shall be reverted and in its place the regulation provided in the third point for securities delivered in the development of repo, simultaneous and of securities temporary transfer operations shall be applied.

When the taker, the originator or the receptor incur in an 'in short position' (purchase) they shall record in their balance a financial obligation to the favour of the initial transferor, originator or receptor for the fair exchange price of the corresponding securities.

Repo or simultaneous operations yield shall be exponentially caused by the parties during the term of the corresponding operation and shall be an expense or a revenue for each of them, as it corresponds.

In securities temporary transfer operations, delivery of the main securities generated a profit payment by the receptor that shall be caused exponentially during the term of the operation. Said yield shall be an income or an expense for each of the parties, as it corresponds.

In those securities temporary transfer operations where money resources are delivered as a back-up for the operation, yield payment may be recognised and if so, profits shall be caused exponentially during the term of the operation. These profits shall be recorded in the balances of the parties and shall be an expense or an income for each of them, as it corresponds.

The active position in a Repo or simultaneous operation is present when a person acquires securities, in return for the delivery of an amount of money, assuming in the same act and time, the compromise of transferring again the property to the "transferor" in the same day or in a future date at a determined price, of securities of the same kind and characteristics. This participant in the operation shall be called "taker".

The passive position in a Repo or simultaneous operation is present when a person transfers the property of securities, in return for the payment of an amount of money, assuming in that same act and time. The compromise of acquiring them again from its counterparty or of acquiring from this counterparty, securities of the same kind and characteristics on the same day or in a future date and at a determined price amount. This participant is called "transferor".

**Inter-bank Funds**

Inter-bank funds are those placed (received) by a financial entity in (from) another financial entity directly and without an investment or loan portfolio transfer agreement. These are operations related to the company purpose that are agreed at a term of not more than thirty (30) common days, provided the company looks for taking advantage of excesses or supply for liquidity defects with them.

Inter-bank funds operations embrace also 'over-night' transactions with foreign banks using funds of the national financial institution.

**(d) <u>Investments</u>**

It includes investments acquired by the Corporation with the purpose of maintaining a secondary liquidity reserve, acquiring direct or indirect control of any financial sector company or technical services company, of complying with legal or regulatory regulations or with the exclusive purpose of eliminating or significantly reducing the market risk to which assets, liabilities or other financial statement elements are exposed.



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The way in which the different types of investments are classified, valued and recorded is as follows:

| Classification | Term | Characteristics | Valuation | Accounting |
|---|---|---|---|---|
| Negotiable | Short term | Securities acquired with the purpose of obtaining profits from price fluctuations. | They use fair exchange prices, reference rates and/or margins, which the Stock Exchange of Colombia estimates and publishes on a daily basis | The difference that shall appear between current market value and the immediately preceding one, is recorded as greater or lower value of the investment and its balancing entry affects the period results.<br>From June 12, 2007, in compliance with External Circular Letter 014 of 2007 of the Superintendente of Finance of Colombia, investments are valuated at Market prices from the same day of their acquisition, tus, accounting of changes between acquisition cost and the market value of the investments is done from the purchase date. |
| To be held until maturity | Until maturity | Securities with respect to which the Bank has the serious purpose and the legal, contractual, financial and operating capacity to keep them to maturity. | Exponentially from the internal rate of return calculated at the time of purchase. | The present value is recorded as a greater value of the investment and its balancing entry is recorded in the results of the period. |
| Available for sale – debt securities | One year | Once the year is finished they may be re-classified in the above categories on the first business day following. | They use the fair exchange prices, reference rates and margins estimated and published daily by the Stock Exchange of Colombia. | Changes that occur in these low or minimum marketability securities or securities without any quotation are recorded according with the following procedure:<br>- The difference between the present value on the evaluation day and the immediately prior day is recorded as a greater value of the investments with credit to result accounts.<br>The difference between the market value and the present value is recorded as an accumulated non-realised profit or loss, within equity accounts. |
| Available for sale - Participative bonds | Without | With low or minimum marketability, with no quotation, bonds maintained by the Corporation as controller or head office. | Investments in participative bonds are valuated according with the marketability index as of the valuation date, thus: Low or minimum marketability or with no quotation are valuated monthly and are increased or decreased in the participation percentage of equity variations, subsequent to the acquisition of the investment , calculated based on the last certified financial statements. Such statements shall not be prior to six (6) months from the valuation date, or the most recent, when they are decided and awarded. | Low or minimum marketability or with no quotation<br>- The difference between the market value or updated investment value and the value on which the investment is recorded, is accounted as follows:<br>Should it be higher, in the first instance it decreases the provision or de-valorisation until depleting it and excess is recorded as surplus for valorisation.<br>Should it be less, it affects valorisation surplus until depleting it and excess is recorded as a de-valorisation.<br>- When dividends or profits are distributed in kind, including those coming from the capitalisation of the equity re-valorisation account, is recorded as revenue the part that has been accounted as valorisation surplus, with charge to the investment and said surplus is reverted... When dividends or profits are distributed in cash, it is recorded as revenue the value accounted as valorisation surplus, reverting such surplus and the amount of the dividends exceeding the same is accounted as a lower value of the investment...<br>High and Medium Marketability.<br>Updating of the market value of high or medium marketability bonds or quoted in internationally recognised foreign stock exchanges, is accounted as a non realised accumulated profit or loss, within equity accounts, with credit or debit to the investment..<br>Dividends or profits distributed in kind or in cash, including those coming from the capitalisation of the equity re-valorisation account , are recorded as revenue up to the amount corresponding to the investor on the profits or equity re-valorisation of the issuer accounted by the issuer from the date of acquisition of the investment, with charge to |



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| Classification | Term | Characteristics | Valuation | Accounting |
|---|---|---|---|---|
| Negotiable Participative Bonds | | | Medium marketability, are valuated daily based on the average price determined and published by the stock exchanges where negotiated. Such value corresponds to the weighed average price by the transacted quantity in the last five (5) days when negotiations have occurred.<br>High marketability, they are valuated daily based on the last negotiation daily weighed average published by the stock exchange. | accounts receivable.<br>It is accounted as profit or loss within the Result Statement, with deposit or charge to the investment. |
| | | | | |

**Criteria for evaluating investments**

Determination of the fair exchange value or price of a security or bond, shall take into account all criteria necessary to assure compliance with the purpose of the investment valuation provided under chapter I of Circular Letter 100 and in all cases, the following:

- Objectivity. The determination and assignment of the fair exchange value or price of a security or bond must be carried out based upon technical and professional criteria that recognise the effects derived from changes in the behaviour of all the variables that may affect that price.

- Transparency and representativeness. The fair exchange value or price of a security or bond must be determined and assigned with the purpose of disclosing a true, neutral, verifiable and representative economic result of the rights incorporated in the corresponding bond or security.

- Permanent evaluation and analysis. The exchange fair value or price which is assigned to a bond or security must be grounded on the permanent evaluation and analysis of market conditions, of issuers and of the corresponding issue. Variations in said conditions should be reflected in changes of the value or price previously assigned, with the periodicity established for investment valuation established in this norm.

- Professionalism. The determination of the exchange fair value or price of a security or bond must be based on the conclusions product of the analysis and study made by a prudent and diligent expert, intended for the search, attainment, knowledge and evaluation of all the relevant information available, so that the price determined reflects the amounts that would be reasonably received for its sale.

**Periodicity of the Evaluation and of the Accounting Record.**

Evaluation of the investments must be done daily, except any provision indicating a different frequency.

Accounting records necessary for the recognition of investment valuation must be done with the same frequency foreseen for the valuation.

Investment of investment mutual funds and trusts managed by fiduciary companies other than autonomous equities or of fiduciary commissions constituted to manage social security pension resources and of ordinary mutual investment funds and of especial investment mutual funds, must be valued at least monthly and the results recorded with the same frequency. However, if terms for rendering are lower, they must accept them.



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**Re-classification of investments**

In order to keep an investment within any of the classification categories under chapter I of the External Circular Letter 100, the corresponding security or bond must comply with the characteristics or conditions of the investment type of which it is a part. At any time, the Superintendence may order the controlled company to re-classify a bond or security when it does not comply with the characteristics of the class on which it pretends to be classified on o that re-classification is required for a better disclosing of the investor financial situation.



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Controlled entities may re-classify their investments in compliance with the following provisions:

Re-classification of investments to be held until maturity to negotiable investments.
There is occasion for re-classifying bonds or securities to be held until maturity to the negotiable investments category, whenever any of the following circumstances occurs:

- Significant deterioration in the conditions of the issuer, its parent company, its subordinates or its related offices.
- Changes in the regulation that hinder maintaining the investment.
- Merger processes which lead to re-classification or to the realisation of the investment, with the purpose of maintaining the previous position of interest rates risk or to adjust to the credit risk policy previously established by the resulting entity.
- Other events not foreseen in the preceding paragraphs, prior authorisation by the corresponding Superintendence.

Re-classification of investments available for sale to negotiable investments or to investments to be held until maturity.

There is occasion for re-classifying bonds or securities of the investment category available for sale, to any of the other two categories, when:

- The term foreseen in numeral 3.3 of Chapter 1 of the Accounting and Financial Basic Circular Letter 100, 1995 falls due.
- The investor looses its capacity as parent or controlling company, should this event involve the decision for investment disposal, or the main purpose to obtain profits due to short term price fluctuations, from that date.
- Should any of the circumstances provided under numeral 4.1 of Chapter 1 of the Basic Accounting and Financial Circular Letter 100 of 1995 occur.

When investments to be held until maturity or investments available for sale are re-classified to negotiable investments, valuation and recording regulations shall be taken into account of the latter. Consequently, non realised profits or losses must be recognized as revenues or expenses on the day of re-classification.

In the events on which an investment is re-classified, the corresponding entity must inform the respective Superintendence on the re-classification made, not later than ten the (10) calendar days following the date of the re-classification, indicating the reasons that justify that decision, and specifying its effects in the result statement.

Bonds or securities re-classified with the purpose of being part of negotiable investments can not be re-classified again.

Consequently, non realised profits or losses shall be recognised as income or expenses on the re-classification day.

In the events on which an investment is re-classified, the corresponding entity shall inform the respective superintendence the re-classification done, at the latest within the ten (10) common days following the date thereof, indicating the reasons justifying that decision and giving details on its effects in the results statement.

Securities or bonds that are re-classified with the purpose of being part of negotiable investments may not be re-classified again.



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**Provisions or losses for qualification of credit risk**

The price of debt securities or securities, as well as the price of participative securities or securities with low or minimum marketability or with no quotation, must be adjusted in each valuation date based on the security (credit risk) rating, in conformity with the following provisions.

Except for the exceptional cases established by the Superintendence, internal or external debt bonds or securities issued or guaranteed by the Nation, those issued by the Central Bank - Banco de la República, and those issued or guaranteed by Fondo de Garantías de Instituciones Financieras – FOGAFÍN, shall not be subject to the provisions of this numeral.

**Issuing Bonds or Securities or Issuers with External Ratings**

Debt securities or bonds with one or several ratings granted by external qualifiers recognised by the Superintendence of Finance, or debt securities or bonds issued by entities rated by these qualifiers can not be recorded for an amount exceeding the following percentages of their net nominal value of amortisations made until the valuation date:

| Qualification LONG TERM | Maximum Value % | Qualification SHORT TERM | Maximum value % |
|---|---|---|---|
| BB+,BB,BB- | Ninety (90) | 3 | Ninety (90) |
| B+,B,B- | Seventy (70) | 4 | Fifty (50) |
| CCC | Fifty (50) | 5 and 6 | Zero (0) |
| DD,EE | Zero (0) | | |

**Securities or bonds of non qualified issuing or issuers**

For debt securities or bonds with no external rating, for debt securities or bonds issued by entities which have not been rated or for participative securities or bonds, the provision amounts shall be determined based on the methodology determined by the investor entity. Said methodology should be previously approved by the Superintendence controlling the respective entity.

Investor entities with no internal methodology approved for determining provisions to which this numeral refers to, should be subject to the following:

| Category | Risk | Characteristics | Provisions |
|---|---|---|---|
| A | Normal | Meets the terms agreed in the security or title and count on an adequate payment capacity of capital and interests. | Does not operate |
| B | Acceptable | It corresponds to issues which present uncertainty factors which could affect the capacity to continue with the adequate compliance of debt services. In the same way, its financial statements and other available information, present weaknesses which could affect its financial situation. | The net value can not be superior to eighty (80%) percent of its net nominal value of amortisations carried out up to date of evaluation for debt securities and the acquisition cost in the case of participative securities. |
| C | Appreciable | It corresponds to issues which present high or medium non compliance probability in the timely payment of capital and interests. Also, its financial statements and other available information, show weaknesses in its financial situation which involve the investment recovery | The net value can not be higher than sixty (60%) percent of its net nominal value of amortisations carried out up to the evaluation date for debt securities and of the acquisition cost in the case of participative securities. |



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| Category | Risk | Characteristics | Provisions |
|---|---|---|---|
| D | Significant | It corresponds to those issues which present a break of terms agreed in the title, as well as its financial statements and other available information, present increased weaknesses in its financial situation, and the probability to recover the investment is highly doubtful. | The net value can not be higher than forty percent (40%) of its net nominal value of amortisations carried out up to the evaluation date for debt securities and the acquisition cost in the case of participative. |
| E | Uncollectible | According with the financial statements and other available information, it is considered that the investment is uncollectible. In the same way, it is considered uncollectible if financial statements are not presented less than six (6) months counted from the evaluation date. | Investment value should be totally provisioned |

**(e) Acceptances and Derivatives**

**Bank Acceptances**

**Bank Acceptances**

It records the value of bank acceptances created by the Corporation on account of its clients and those created on its account by its agents. It also records contracts celebrated by the Corporation, of operations with derivatives, as forwards, carrousel or futures, swaps and options.

Bank acceptances have a maturity date of up to one (1) year and they may only be originated in importation and exportation transactions of goods or purchase-sale of movables in the interior.

At the time of acceptance of bills of exchange, their value is recorded simultaneously with assets and liabilities, as "bank acceptances on term" and if not submitted at their maturity for collection, they are rated under the heading "bank acceptances after the term". If when payment is made they have not been covered by the purchaser of the merchandise, they are re-rated at the loan account "covered bank acceptances".

After maturity, bank acceptances are subject to the cash reserve established for current liabilities at sight and before thirty (30) days.

**Derivatives**

The Board of Directors is in charge of fixing and approving policies, objectives and procedures for the administration of risks inherent to the operations with derivatives, and establishes the criteria under which they shall be implemented.

According with Chapter XVIII of External Letter 100 of 1995, the Corporation appreciates and enters into books derivatives daily.

Formalisation of Derivative Operations:

- Derivatives are financial operations exercised in the future, with conditions determined by the parties that intervene in them, and that are formalised in an agreement or a commitment letter duly subscribed that must expressly contain at least the rights and obligations of each of the parties entailed in the operation, and the conditions of mode, time and place for their compliance, legalised by officials authorised to do so, except in the case of operations carried through a Stock Exchange or Futures subject to state vigilance, in which case the Stock Exchange own rules apply.
- In the case of carrousel operations, the parties that intervene in each of the stages of the operation subscribe an agreement or letter of commitment.



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- With Circular Letter 18 de 2007 simultaneous operations of the derivatives group are excluded, notwithstanding their re-classification operates from January 1st, 2008.

**Existing Risks when Operations with Derivatives Take Place**

Operations with derivatives are financial operations and as such are subject to evaluation for solvency, market, counterpart, operating and legal risks.

**Solvency Risk**

Is the loss contingency for deterioration in the financial structure of the issuing bank or guarantor of a security that may generate a decrease in the investment value or in the payment capacity, total or partial, of the investment yield or the investment capital.

**Market Risk**

Market risks depend on the asset, rate or reference index behaviour. In this aspect by-products are similar to any other financial product, as bonds or accounts receivable denominated in other currencies, which value depends on interest rates and exchange rates. Notwithstanding, relations that determine the value of the derivatives are in general more complex and less known that those of the most traditional financial products.

**Counterpart Risk**

Along the term of a derivative, its economic value or market value changes according with the fluctuations of the financial product negotiated, generating profits to one of the parties of the contract and losses to the other. When for any reason the non favoured party by the evolution of the derivative market value does not comply with its contractual obligations, a loss shall be generated to the other party; the risk for this loss is known as the counterpart risk

**Operating Risks**

Operating risks arise from deficiencies in some aspect of the execution of a derivative program. Causes for operating risks are similar to those that may occur when handling more traditional financial instruments, but due to the complexity of derivatives, it is more difficult to prevent; among these causes are failure in management contracts, information systems, bad settlements, incompetence or human error.

**Juridical Risk**

**The accelerated development and the constant evolution of derivatives oblige to operate within a complex and frequently uncertain legal environment. The legal risk is defined, among others, as that resulting from the possibility that to contracts representative of operations with derivatives, enforceability is not recognised; there is no standard way to quantify this risk.**

**Parameters chosen for the Evaluation**

Methodologies for the appraisal of derivatives are flexible and pursue the development of mechanisms for the evaluation and permanent control of specific risks of said operations.

Parameters chosen shall be maintained during the fiscal term; should for the next fiscal term the entity wishes to modify these parameters, the entity shall so inform the Superintendence of Finance at least one month in advance.



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**Time limit for making Operations with Derivatives**

All operations with derivatives must be made with a term of more than three (3) business days from the date agreed as the beginning of the operation and the date of compliance or settlement, except for those purchase and sale operations regulated by the Board of Directors of Banco de la República under Resolution 4 of 1999, of which compliance date for their execution shall be within the immediately following two business days.

The National Government promulgated an integral reform to the regulations to derivative and structured products operations by means of Decrees 1796, 1797 and 1121 of 2008, based on which the Superintendence of Finance of Colombia issued Circular Letter 025 dated June 26, 2008 whereby it gives instructions relative to the implementation of the reform and adjusts the regulations contained in chapter XVIII of Basic Accounting and Financial Circular Letter 100, these norms shall have to be applied in the second half of 2008 .

**(f) Realisable Goods and Received as Dation in Payment**

It records the value of goods received by the Corporation in payment of unpaid balances from credits to its favour.

Goods received as dation in payment represented in real estate are received based on a commercial appraisal technically determined, and movables, stock and participations, based on their market value.

Goods received as dation in payment represented in securities are valuated and accounted for according with the provisions of Chapter 1 of the Basic Accounting and Financial Circular Letter 100 of 1995, on investments.

For recording goods received as dation in payment the following conditions are taken into account:

- The initial record is done according to the value determined in the judicial award or that agreed with debtors.
- When the good received as dation in payment is not in disposal conditions, its cost increases with the necessary costs incurred for the sale.
- If between the value on which the good is received, and the value of the credit to be paid there is a balance to the favour of the debtor, this difference shall be accounted for as an account payable; should the value of the good not be sufficient to pay for the total obligation, a provision equivalent to the difference shall be constituted.

**(g) Realisable Goods and Goods Received as Dation in Payment Provision**

Individual provisions for real estate are constituted applying the model developed by the Corporation and approved by the Superintendence of Finance. The model estimates the maximum loss expected in the sale of the goods received as dation in payment, according with the recovery history on goods sold, including expenses incurred in their receipt, maintenance and sale of them, and grouping of them in common categories in order to estimate the provision base rate. This rate shall be adjusted monthly until reaching eighty per cent (80%) of provision.

For real estate, within the following year to reception of the good, a provision is constituted, equivalent to thirty five per cent (35%) of the acquisition cost of the good received in payment, that must be increased in the second year in an additional thirty five per cent (35%) until reaching seventy per cent (70%) of value in books of the good received in payment, before provisions.



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Once the legal term for sale has expired with no authorisation for an extension, the provision must be of one hundred per cent (100%) of the remaining value in books. Should an extension be awarded, the thirty per cent (30%) of the provision may be constituted in the term of the extension.

With respect to the provisions of the BRDP, movables that correspond to investment titles, these are constituted under the criteria established in Chapter I of the Basic Accounting and Financial Circular Letter 100 of 1995.

**(h) Properties and Equipment**

It records tangible assets acquired, built or in the importation, building or assembly process, used permanently in the development of the business and with a useful life exceeding one (1) year. It includes direct and indirect costs and expenses caused as of the date on which the asset is in use conditions.

Additions, improvements and extraordinary repairs that significantly increase the useful life of the assets, are recorded as a greater value; disbursements for maintenance and repair made for the conservation of these assets shall be charged to expenses, as caused.

Depreciation is recorded using the straight line method and according to the number of useful life years estimated of the assets. Annual depreciation rates for each asset item are as follows:

| | |
|---|---|
| Buildings | 5% |
| Fixtures and equipment | 10% |
| Computers | 20% |
| Vehicles | 20% |

**(i) Branch Offices and Agencies**

It records the movement of the operations carried out between the General Direction and the Agencies.

Balances are conciliated monthly and resulting pending entries are regularised in a term not greater than thirty (30) calendar days.

As of the closing of accounts, net balances are re-rated that reflect sub-accounts of branch offices and agencies to active or passive accounts and income and the corresponding income and expenses are recognised.

**(j) Prepaid Expenses**

Advance expenses correspond to disbursements incurred by the Corporation in the development of its activity. Benefit is received during various periods; they may be recoverable and suppose the successive execution of the services to be received.

Amortisation is carried out as follows:

- Interests are caused during the prepaid period.

- Insurance during the term of the policy.

- Maintenance of equipment and computer programs (software) during the contract term.

- Connection insurance during the period on which services are received.



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- And other anticipated expenses during the period on which services are received or costs or expenses are caused.

**(k) Deferred Charges**

Deferred charges correspond to costs and expenses that benefit future periods and are not susceptible to recovery. Amortisation is recognised from the date on which they contribute to income generation.

- Refurbishes in a period not exceeding two (2) years.

- Software in a period not exceeding three (3) years. Notwithstanding, when the programs are of an advanced technology and constitute a global platform that allows the future growth of the entity in accordance with the progress of the market, and with development or acquisition costs greater than 30% of the technical equity of the corresponding entity, including hardware and prior opinion of the Superintendence of Finance, it may be deferred to five (5) years from the moment on which each product begins its productive stage, by means of a gradual and ascending program with percentages of 10%, 15%, 20%, 25% and 30%, respectively, or by means of equal aliquots.
- Expenses incurred in the research and development of studies and projects shall be deferrable, provided that attributable expenses may be identified separately and their technical feasibility has been demonstrated, their amortisation shall be done in a period of not more than two (2) years

- Deferred charges resulting from refurbishing shall be amortised in a period not greater than two (2) years.

  Deferred Charges resulting from improvements to rented properties shall be amortised in the period which is less between the term of the corresponding contract (excluding extensions) and its likely useful life.

- Office utensils and stationary in accordance with actual consumption.

- Property tax during the prepaid fiscal term.

- Deferred charges resulting from advertising and propaganda shall be amortised during a period equal to the period established for the accounting period, this is, during three (3) months should the period be quarterly, during six (6) months should it be semi-annual or during twelve (12) months should it be annual, provided disbursements exceed the value of twenty (20) monthly minimum wages. Notwithstanding, for advertisement and propaganda expenses that correspond to promotion campaigns carried out as a result of the constitution of the Entity or originated for the launching of new products or due to a change in the brand name or in the name of the institution or its products, the amortisation period shall not exceed a three (3) years term; at all events they shall only be deferred during the aforementioned period, expenses incurred within the following six (6) months to the occurrence of the situations referred.

  Disbursements corresponding to occasional advertisement and propaganda shall not be susceptible to be deferred, independently from their amount.

- Contributions and affiliations, during the corresponding prepaid period.

- Fees paid for by-products during the contract period.

- The remaining concepts are amortised during the disbursement recovery estimated period or of attainment of the expected benefits.

**(l) Rights in Trusts**

Recorded within other assets, it includes rights generated by virtue of the celebration of mercantile trust contracts that give the trustor or beneficiary the possibility to exercise them in accordance with the formal act or the law.



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Trust rights were adjusted for inflation to December 31st, 2000 in accordance with the nature of the conveyed good.

According to the type of asset, they are subject to the evaluation rules and provision constitution and for statutory ceilings.

**(m) Valorisations**

**Assets object of valorisation:**

- Investments available for sale in participative securities.
- Properties and equipment, specifically real estate.
- Art and cultural goods.

**Posting:**

Investments available for sale in participative securities, in the event that the updated investment value with the participation corresponding to the investor is higher than the value by which the investment is recorded, the difference shall first affect the provision or de-valorisation until exhausted and the excess shall be recorded as a valorisation surplus.

Valorisations of real estate are determined confronting real estate net cost with the value of commercial appraisals made by persons or firms of recognised specialty and independence.

In the event of a de-valorisation, according to caution standards, a provision is constituted for each property individually considered.

Valorisation of art and cultural goods is recorded taking into account the conservation condition of the works of art, their originality, size, technique and quotation of similar works.

Valorisations of goods received in payment are recorded in memorandum accounts.

**(n) Anticipated Income**

Anticipated income corresponds to fees received in advance that are amortised to results based on its causation; in this item are also recorded profits for good sales on credit , that result on income as they are collected.

**(ñ) Retirement Pensions**

The provisions of Decree 1517 of August 4, 1998 are applied, that allow an annual increase of the amortised percentage of the actuarial calculation. That annual provision is increased rationally and systematically, in order that as of December 31st, 2010 one hundred per cent (100%) of the corresponding calculation is amortised. From that time, amortisation in said percentage shall be maintained.

Payment of retirement pensions is charged to the constituted provision.

**(o) Income Tax**

The expense for income tax is determined based on taxable revenue or presumptive revenue whichever is greater, on which the corresponding tax rates are applied.

**(p) Estimated Liabilities and Provisions**

The Corporation records provisions to cover estimated liabilities, taking into account that:

- An acquired right exists and consequently, a contracted obligation.



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- Payment is enforceable or probable and
- The provision is justifiable, assessable and verifiable.

In the same way, it records values estimated resulting from taxes, contributions and affiliations.

**(q) Conversion of Transactions in Foreign Currency**

Operations in foreign currency different to the Dollar, are converted to Dollars of the United States, and then re-stated to Colombian pesos, at the rate of exchange of the market representative rata calculated on the last business day of the month. As of June 30, 2008 and December 31, 2007 the rates were $1.923.02 and $2,014.76 respectively. (Amounts in Colombian Pesos).

**(r) Acknowledgement of Revenue for Financial Yield**

Revenues for financial yield and other concepts are acknowledged when occasioned, revenues originated from:

Credits rated in "C" appreciable risk or in categories of greater risk, or when they complete ninety one (91) days for commercial and sixty one (61) days for consumer and micro-credit.

These financial yields are controlled in debtor contingent accounts and are recorded as income, when effectively collected.

For interest capitalisation, their record is done in the deferred payment account and income is recognised as effectively collected.

**(s) Contingent Accounts**

Operations by means of which the Corporation acquires a right or assumes an obligation, that are conditioned to the occurrence or non occurrence of a fact, depending of future, eventual or remote factors, are recorded in these accounts. Financial yield is recorded within debtor contingencies from the time on which the causation is suspended in loan portfolio accounts.

**(t) Memorandum (Order) Accounts**

Operations with third parties that due to their nature do not affect the financial standing of the Corporation are recorded in these accounts. Also included are fiscal memorandum accounts where figures for the preparation of tax statements are recorded; it also includes registration accounts used for fiscal effects, of internal control or management information.

**(u) Net profit per Share**

In order to determine net profit per share, the Corporation uses the weighted average of subscribed stock by their circulating time during the accounting period. As of June 30, 2008 and December 31, 2007 the weighted average of circulating stock was 166,826.708.76 and 165,381.738.00 respectively

**(v) Cash Flow Status**

As provided under Article 120 of Decree 2649, the Corporation prepares the cash flow statement using the indirect method that includes the conciliation of the year net profit and cash provided by operation activities.



Continue...

### (x) Main differences between Especial Norms and Accounting Norms Generally Accepted in Colombia

Especial accounting norms established by Superintendence of Finance present some differences with accounting norms generally accepted in Colombia, as the following:

**Properties, Plant and Equipment**

Generally accepted accounting norms determine that at the closing of the period, the net value of properties, plant and equipment, with an adjusted value that exceeds twenty (20) legal minimum monthly wages, shall be adjusted to its realisation value or to its current value, recording the necessary appreciations and provisions, whilst especial norms do not present conditions for this type of assets.

**Bonus on Share Placing**

The especial norm provides that the bonus in share placing is recorded as part of the legal reserve meanwhile the generally accepted norm indicates that it has to be recorded separately within the equity.

### (3) Merger Corporación Financiera Colombiana – Proyectos de Energía S. A.

The Shareholders General Assembly approved on October 1, 2007 the merger, commitment that appears recorded in Minute No.066 of the same date. With resolution number 2174 of December 12 of 2007, the Superintendence of Finance of Colombia, had no objection to the merger of Corporación Financiera Colombiana S.A. (absorber) and Proyectos de Energía S.A. (absorbed).

On December 26, 2007, with deed No. 10410 of Notary Office 71 of Bogota the merger of Corporación Financiera Colombiana S.A. (absorber) and Proyectos de Energía S.A. (absorbed) was formalised. The main figures of the absorbed entity are as follows: Assets $176,155.1, Liabilities $ 937.8, Equity $175,217.3.

Amounts in the balance as of December 31, 2007 correspond to the merged amounts of the absorbed entity.

### (4) Available

| | | June | December |
|---|---|---|---|
| Legal currency | | | |
| Banco de la República | $ | 62.222.2 | 55,383.7 |
| Banks and other financial entities | | 63.452.9 | 32,510.5 |
| | | 125.675.1 | 87,894.2 |
| Foreign currency: | | | |
| Cash | | 6.3 | 6.4 |
| Banco de la República | | 12.0 | 12.6 |
| Banks and other financial entities | | 282.9 | 530.9 |
| | | 301.2 | 549.9 |
| | | 125.976.3 | 88,444.1 |
| Provision | | (69.6) | (7.0) |
| | $ | 125.906.7 | 88,437.1 |

No other restrictions on the available existed different to the cash reserve deposited in Banco de la República.



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The provision recorded corresponded to debit notes pending to be accounted for more than 30 days as of June 30 for $69.6 and December 31 for $7.0. As of December 31, 2007, provision for was refunded.

## (5) Inter-Bank Funds Sold

| | | June | | | December | | |
|---|---|---|---|---|---|---|---|
| | | Balance | Rate | | Balance | Rate | |
| Investment in simultaneous operations | $ | 40,866.9 | 6.82% | * | - | - | |
| Over Night operations | | 127,159.9 | 3.75% | ** | 167,043.8 | 4.0% | ** |
| | $ | 168,026.8 | | | 167,043.8 | | |

* It corresponds to the weighted average rate of operations in force in legal currency as of the closing of the period.
** It corresponds to the weighted average rate of operations in force in foreign currency as of the closing of the period.

The aforementioned amounts are not subject to restrictions or limitations.

Should a non compliance occur, the Corporation is supported with the transference in ownership of the negotiated securities. During the fiscal periods corresponding to the June 30, 2008 and December 31, 2007 semesters no non-compliances occurred.

## (6) Investments

| | | June | December |
|---|---|---|---|
| **Negotiable In Debt Titles** | | | |
| Internal public debt securities issued or guaranteed by the Nation: | | | |
| Treasury Securities | $ | 90,772.6 | 84,384.5 |
| Peace Solidarity Bonds (Bonos de Solidaridad para la Paz) | | 14,2 | 3,515.2 |
| Emcali Bond | | 18,666.3 | 19,487.5 |
| Debt reduction securities | | - | 13,520.2 |
| Tax Return Securities -TIDIS | | 1,658.5 | - |
| | | June | December |
| TES Law 546 | | 38.9 | 47.5 |
| | | **111,150.5** | **120,954.9** |
| External public debt securities issued or guaranteed by the Nation: | | | |
| República de Colombia Bonds | | 45,668.3 | 29,505.6 |
| **Securities issued, indorsed or guaranteed by FOGAFIN** | | 538.8 | 535.7 |
| **Securities issued by Banco de la República** | | 12.5 | - |
| **Mortgage bonds** | | | |



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| | | | |
|---|---|---|---|
| Banco Davivienda | | 49.9 | 203.8 |
| **Securities with credit content derived from subjacent tenure processes different to mortgage portfolio** | | | |
| Autonomous equity, Fiduciaria Davivienda Securities | | 58.8 | 60.0 |
| Cementos Andinos Securitisation Trust | | 35,094.8 | 36,421.6 |
| | | 35,153.6 | 36,481.6 |
| **Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:** | | | |
| Term deposit certificates | | 22,414.4 | 1,667.7 |
| Leasing Colombia Bonds | | 11,053.5 | - |
| Corfinsura Bond | | 279.5 | 279.0 |
| Leasing de Occidente Bonds | | 139.7 | 139.9 |
| Leasing Corficolombiana Bonds | | 409.1 | 407.0 |
| BBVA Bono | | - | 24,637.1 |
| | | 34,296.2 | 27,130.7 |
| **Securities issued by entities not controlled by the Superintendence of Finance:** | | | |
| IPC Bavaria Bond | | - | 1,692.4 |
| IPC 365 EPSA Bond | | 160.1 | - |
| IPC Codensa Bond | | - | 493.1 |
| IPC ISA Bond | | 139.2 | 1,745.6 |
| IPC Alquería Bond | | 2,657.5 | 2,658.6 |
| Coviandes S.A. Promissory Note | | 6,924.9 | 6,411.3 |
| | | 9,881.7 | 13,001.0 |
| **Securities issued, indorsed, guaranteed or accepted by foreign governments** | | | |
| Treasury Bonds | | 3,770.7 | - |
| **Total Negotiable Investments Debt Titles** | $ | 240,522.2 | $ 227,813.3 |

| | June | December |
|---|---|---|
| **To maintain until Maturity** | | |
| **Internal public debt securities issued or guaranteed by the Nation** | | |
| Debt Reduction Securities | - | 40,191.8 |
| **Securities issued, indorsed or guaranteed by foreign banks** | | |
| Avantel | - | 282.1 |
| Other public debt securities | - | 994.3 |
| **Total to be held until maturity** | - | 41,468.2 |
| **Available for Sale in Debt Securities** | | |
| **External public debt securities issued or guaranteed by the Nation** | | |
| Treasury Securities | 98,512.9 | 42,847.9 |



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| | | | | |
|---|---|---|---|---|
| **Other Public Debt Securities** | | | | |
| IPC Acueducto de Bogotá Bond | | - | | 1,709.5 |
| **Securities of credit content derived from mortgage portfolio securitisation processes** | | | | |
| Titularizadora Colombiana Tips | | 9,222.0 | | 9,944.1 |
| **Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:** | | | | |
| Term Deposit Certificates | | 33,111.6 | | 62,399.9 |
| Bancolombia Bond | | 24,862.4 | | 9,609.4 |
| Leasing Colombia Bond | | 16,031.6 | | 29,700.6 |
| Leasing de Occidente Bond | | 5,043.7 | | 32,655.8 |
| **Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:** | | | | |
| Surenting S.A. Bond | | 3,506.2 | | 3,568.4 |
| Leasing Corficolombiana S.A. Bond | | 2,273.1 | | 2,177.1 |
| Subordinated IPC BBVA Bond | | 15,190.2 | | 15,158.6 |
| subordinated IPC – Leasing de Occidente S.A. Bond | | 6,357.8 | | 6,348.8 |
| Banco Centro Americano Integración Económica Bond | | 4,312.3 | | 4,490.0 |
| Titularizadora Colombiana Tips | | 56,597.6 | | 43,263.6 |
| | | 167,286.5 | | 209,372.2 |
| **Securities issued by entities not controlled by the Superintendence of Finance:** | | | | |
| Bonds Obligatorily Convertible in Stock | | 1,122.9 | | 1,766.5 |
| IPC Alquería Bond | | 5,315.0 | | 5,317.1 |
| IPC ISA Bonds | | - | | 169.4 |
| IPC NQS Bond | | 1,332.3 | | 1,468.3 |
| Notes Fiduciaria Corficolombiana Equity | | - | | 3,742.8 |
| | | June | | December |
| EEB Internacional Bond | | 34,888.3 | | 20,898.4 |
| TGI Internacional Bond | | 20,815.6 | | 10,756.3 |
| | | 63,474.1 | | 44,118.8 |
| **Total Available for Sale Debt Securities** | $ | 338,495.5 | $ | 307,992.5 |

## Investments Re-purchase Rights

**Negotiable In Debt Securities**

| | | | | |
|---|---|---|---|---|
| **Internal public debt securities issued or guaranteed by the Nation:** | | | | |
| Treasury Securities | $ | 7,855.0 | $ | 47,199.4 |
| Peace Solidarity Bonds | | 2,687.0 | | 247.2 |
| Debt Reduction Securities | | 35,876.3 | | 20,522.7 |
| | | 46,418.3 | | 67,969.3 |



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| | | | | |
|---|---|---|---|---|
| **External public debt securities issued or guaranteed by the Nation:** | | | | |
| Treasury Securities | | - | | 15,667.7 |
| **Issued Securities, Indorsed, accepted or guaranteed by institutions under the control of the Superintendence of Finance:** | | | | |
| Term Deposit Certificates | | 5,154.2 | | - |
| Bancoldex Bonds | | - | | 12,073.3 |
| | | 5,154.2 | | 12,073.3 |
| **To be held until maturity** | | | | |
| **Internal public debt securities issued or guaranteed by the Nation** | | | | |
| Debt Reduction Securities | | 52,663.8 | | 9,780.5 |
| **Other public debt securities:** | | | | |
| Securities for the development of Agriculture and Cattle: | | | | |
| Class "A" | | 12,988.1 | | 12,592.9 |
| Class "B" | | 22,184.7 | | 20,517.2 |
| | | 35,172.8 | | 33,110.1 |
| **Available for sale in Debt Securities** | | | | |
| **Internal public debt securities issued or guaranteed by the Nation:** | | | | |
| Treasury Securities | | 268,334.7 | | 318,436.4 |
| **Other public debt securities:** | | | | |
| IPC Acueducto de Bogotá Bond | | 1,817.5 | | - |
| **Securities issued, indorsed, accepted or guaranteed by institutions under the control of the Superintendence of Finance:** | | | | |
| Leasing Colombia Bond | | 22,090.4 | | 19,095.8 |
| Leasing de Occidente S.A. Subordinated Bond | | - | | 202.6 |
| Leasing de Occidente S.A. Bond | | 7,361.9 | | - |
| Leasing Corficolombiana S.A. Bond | | 1,029.2 | | - |
| CDT Banco Red Colpatria | | 4,051.5 | | - |
| CDT IPC Banco Davivienda | | 700.2 | | 861.9 |
| CDT Leasing de Crédito | | 509.6 | | 617.7 |
| | | 35,742.8 | | 20,778.0 |
| **Securities issued by entities not under the vigilance of the Superintendence of Finance:** | | | | |
| IPC ISA Bond | | 172.9 | | - |
| **Total Investments Re-purchase Rights** | $ | **445,477.0** | $ | **477,815.3** |



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**Negotiable – Participative Securities**

| | | June 2008 Social Capital | Particip. % | | Market Value |
|---|---|---|---|---|---|
| **In the Financial Sector** | | | | | |
| Banco de Occidente S.A. | $ | 4,110.8 | 0.26 | $ | 6,233.7 |
| **In Ordinary Common Funds** | | | | | 52,337.8 |
| . | | | | $ | 58,571.5 |

| | | December 2007 Social Capital | Particip. % | | Market Value |
|---|---|---|---|---|---|
| **In Real Sector Entities** | | | | | |
| Mineros S.A. | $ | 158,9.0 | 6.98 | $ | 44,646.8 |
| **In the Financial Sector** | | | | | |
| Banco de Occidente S.A. | $ | 4,110.8 | 0.26 | | 7,509.4 |
| | | | | $ | 52,156.2 |
| **In Ordinary Common Funds** | | | | | 35,960.6 |
| . | | | | $ | 88,116.8 |

**Investments Available for Sale Participative Securities with Low or Minimum Marketability**

June 2008

| | Equity Value | (*) | No. of Shares | Participation % | Acquisition cost | Adjusted cost | Market value | Valorisation | Devalorisation | Provision |
|---|---|---|---|---|---|---|---|---|---|---|
| Aerocali S A | 11,146.4 | 1 | 126,654 | 33.33% | 2,258.5 | 2,473.6 | 3,535.8 | 1,062.2 | - | - |
| Alimentos derivados de la Caña | 33,630.7 | 4 | 52,000 | 0.31% | 26.1 | 26.1 | 39.2 | 13.1 | - | - |
| Aquacultivos del Caribe S. A. | 8,092.9 | 6 | 106,000 | 5.47% | 658.6 | 477.4 | 477.4 | - | - | 477.4 |
| AV Villas (Acciones Preferenciales) | 586,757.7 | 2 | 20,763 | 0.01% | 27.5 | 76.8 | 46.9 | - | - | 29.9 |
| Banco Corficolombiana Panamá S A | USD$6.088.8 | 1 | 6,019,000 | 100.00% | 12,126.80 | 11,574.6 | 11,709.0 | 134.4 | - | - |
| | **Equity Value** | **(*)** | **No. of shares** | **Participation %** | **Aculsition Cost** | **Adjusted cost** | **Market value** | **Valorisation** | **Desvalorisation** | **Provision** |
| Bladex S.A | - | 1 | 2,070 | 0.00% | 40.4 | 39.5 | 73.7 | 34.2 | - | - |
| C.I. Yumbo S A | 26,127.1 | 3 | 11,001 | 0.10% | 12.7 | 11.3 | 19.6 | 8.3 | - | - |
| Cámara de Compensación de Divisas de Colombia S A | 1,668.1 | 3 | 79,687,500 | 3.19% | 79.7 | 79.7 | 53.2 | - | 26.5 | |
| Cámara de Riesgo Central de Contraparte de Colombia S A. (b) | - | - | 312,744,041 | - | 312.7 | 312.7 | | - | - | - |
| Caribú Internacional S A | | - | 782,278,588 | 0.00% | 782.3 | 782.3 | 782.3 | - | - | 782.3 |
| Casa de Bolsa CorficolombianaS.A | 10,433.5 | 1 | 1,564,053 | 94.50% | 4,286.5 | 10,557.8 | 9,992.6 | - | 565.2 | - |
| Cine Colombia S A | 6,775.6 | 2 | 284,057 | 0.45% | 776.5 | 776.5 | 828.4 | 51.9 | | |
| Colombiana de Extrusión S A Extrucol | 17,608.1 | 2 | 315,420 | 20.00% | 2,526.0 | 1,784.8 | 3,545.8 | 1,761.0 | - | - |
| Colombiana de Licitaciones y Concesiones Ltda | 30,657.9 | 2 | 1,964,422 | 99.99% | 16,836.1 | 20,437.2 | 30,657.9 | 10,220.7 | - | - |
| Colombina S A | 332,095.4 | 3 | 32,683,321 | 7.59% | 10,184.1 | 14,823.6 | 25,202.9 | 10,379.3 | - | - |
| Compañía Aguas de Colombia | 5,657.4 | 4 | 560,000 | 20.00% | 448.4 | 1,096.7 | 1,171.4 | 74.7 | - | - |
| Concesionaria Tibitoc S A | 45,136.8 | 3 | 9,086,933 | 33.33% | 12,799.5 | 9,822.7 | 14,571.7 | 4,749.0 | - | - |
| Corporación Andina de Fomento | US$4,211.2 | 3 | 12 | 0.00% | 287.2 | 168.3 | 285.5 | 117.2 | - | - |
| Coviandes S A | 113,925.1 | 4 | 68,002 | 0 25% | 237.4 | 92.8 | 272.9 | 129.0 | - | - |
| Deposito Central de Valores-Deceval | 52,186.1 | 1 | 16,781 | 3.67% | 822.1 | 1,385.0 | 1,921.1 | 536.1 | - | - |



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| | Equity Value | (*) | No.of shares | Participation % | Acquisition cost | Adjusted cost | Market value | Valorisation | Devalorisation | Provision |
|---|---|---|---|---|---|---|---|---|---|---|
| Estudios Proyectos e Inversiones de los Andes S A | 94,425.7 | 2 | 31,665,997 | 94.87% | 52,437.5 | 40,980.3 | 89,585.9 | 48,605.6 | - | - |
| Eternit Colombiana S A | 51,512.5 | 3 | 99,850 | 0.26% | 138 6 | 69.6 | 132.1 | 62.5 | - | - |
| Empresa de Energía de Bogotá | 6,471,269.7 | 3 | 3,271,505 | 3.81% | 211,953.5 | 211,953.5 | 245,793.4 | 33,839.9 | - | - |
| Fiduciaria Corficolombiana S A | 30,308.1 | 1 | 18,774,477 | 94.50% | 25,427.4 | 19,659.0 | 28,641.2 | 8,982.2 | - | - |
| Fiduciaria Occidente S A | 59,762.9 | 3 | 606,494 | 4.44% | 1,840.9 | 1,762.9 | 2,672.8 | 909.9 | - | - |
| Futbolred com S A | 336.4 | 5 | 120,000 | 35.67% | 361.6 | 361.6 | 361.6 | - | - | 361.6 |
| Gas Natural S A E.S.P. | 551,370.1 | 1 | 621,866 | 1.68% | 27796.8 | 27,796.8 | 29,658.6 | 1,861.8 | - | - |
| Gasoducto del Tolima S A | 14,341.1 | 4 | 230,711 | 5.80% | 305.7 | 305.7 | 832.3 | 526.6 | - | - |
| Hoteles Estelar de Colombia S A | 147,293.5 | 1 | 24,920,837 | 84.91% | 71,824 8 | 43,697.2 | 125,156.7 | 81,459.5 | - | - |
| Inducarbón | | - | 2,528 | 0.09% | - | 1.1 | 1.1 | - | - | 1.1 |
| Industria Colombo Andina-Inca S A | 24,308.9 | 4 | 1,985,607 | 0.67% | 44.3 | 43.9 | 147.9 | 104.0 | - | - |
| Industrias Lehner S A | 24,145.3 | 3 | 24,111,860 | 49.83% | 12,652.8 | 12,652.8 | 11,926.6 | - | 726.2 | - |
| Jardín Plaza S A | 35,030.3 | 3 | 888,000 | 17.76% | 10,031.1 | 10,031.1 | 11,973.6 | 1,942.5 | - | - |
| Leasing de Occidente S A | 184,982.7 | 1 | 369,327,644 | 45.24% | 56,009.2 | 66,843.7 | 83,688.6 | 16,844.9 | - | - |
| Leasing Corficolombiana S A | 60,812.9 | 1 | 116,979,250 | 94.50% | 34,841.6 | 40,916.2 | 57,468.2 | 16,552.0 | - | - |
| Lloreda S A | 144,608.7 | 3 | 419,990,393 | 56.26% | 65,955.6 | 131,324 0 | 131,324.0 | - | 32,572.4 | 98,751.6 |
| Mavalle S A | 7,395.4 | 1 | 30,000 | 3.75% | 257.3 | 257.3 | 273.4 | 16.1 | | |
| Metrex S A | 8,376.7 | 3 | 321,782 | 10.11% | 168.4 | 168.4 | 380.7 | 212.3 | - | - |
| Organización Pajonales S A | 86,779.4 | 1 | 1,195,880 | 94.99% | 24,757.9 | 33,758.9 | 82,435.3 | 48,676.4 | - | - |
| Petróleos Colombianos Limited | - | 7 | 17,107 | 0.05% | 111.4 | 95.4 | 95.4 | - | - | 95.4 |
| Petróleos Nacionales S A | - | 9 | 6,235,383 | 19.54% | - | 257.3 | 257.3 | - | - | 257.3 |
| Pizano S A | 193,601.0 | 3 | 23,327,594 | 36.00% | 31,503.4 | 27,591.9 | 27,591.9 | - | - | 2,537.1 |
| Plantaciones Unipalma de los Llanos S A | 58,557.5 | 1 | 1,054,175,677 | 54.53% | 19,174.3 | 13,604.0 | 31,931.0 | 18,327.0 | - | - |
| Proinversiones S A | 1,354.7 | 3 | 437,266 | 3.02% | 9.6 | 9.6 | 9.6 | - | - | 3.8 |
| Promisión Celular S A Promicel | 6,244.1 | 4 | 4,680,420 | 16.64% | 5,642.5 | 4,803.8 | 1,386.3 | - | 3,417.5 | - |
| Promotora de Inversiones Ruitoque S A | 41.8 | 3 | 43,289,334 | 3.03% | 703.7 | 747.8 | 747.8 | - | - | 184.8 |
| Promotora la Enseñanza S.A (a) | | - | 490,042 | 2.45% | | 69.8 | 69.8 | - | - | 69.8 |
| Promotora la Alborada S A (a) | | - | 991,383,354 | 1.83% | | 316.3 | 316.3 | - | - | 316.3 |
| Promotora y Comercializadora Turística Santamar S A | 16,426.4 | 3 | 320,989,826 | 84.55% | 10,973.4 | 9,498.6 | 9,498.6 | - | - | 2,914.6 |
| Proyectos de Infraestructura S A | 105,564.0 | 2 | 34,389,687 | 88.25% | 105,204.7 | 68,375.9 | 100,280.5 | 31,904.6 | - | - |
| Sociedad de Inversiones en Energía S A | 1,318,665.0 | 3 | 14,485,627 | 7.84% | 21,174.6 | 18,985.4 | 68,002.8 | 49,017.4 | - | - |
| Sociedad Hotelera Cien Internacional S A | 16,669.6 | 3 | 133,393 | 0.39% | 60.9 | 58.4 | 65.7 | 7.3 | - | - |
| Sociedad Transportadora de Gas del Oriente S A | 34,431.4 | 1 | 18,534,891 | 20.00% | 3,705.6 | 4,677.5 | 6,891.1 | 2,213.6 | - | - |
| Tejidos Sintéticos de Colombia S A | 21,212.3 | 1 | 52,766,049 | 94.99% | 13,646.7 | 15,688.9 | 20,149.5 | 4,460.6 | - | - |
| Textiles el Espinal S A | 35,051.9 | 2 | 7,107,259 | 8.56% | 2399.1 | 2,399.1 | 2,399.1 | - | - | 1,439.6 |
| Valle Bursátiles | 754.6 | 1 | 509,277 | 5.05% | 34.7 | 31.2 | 39.0 | 7.8 | - | - |
| Valora S A | 23,635.1 | 1 | 136,998,310 | 94.95% | 22,110.9 | 19,247.9 | 25,984.2 | 6,736.3 | - | - |
| Valores de Occidente S A | 4,241.6 | 3 | 1,162,713 | 48.99% | 2,357.3 | 2,257.4 | 1,472.3 | - | 785.1 | - |
| Ventas y Servicios S A | 1,657.9 | 3 | 64,599 | 19.90% | 232.6 | 219.8 | 330.2 | 110.4 | - | - |
| Provisión General de Inversiones | | | | | | | | - | - | 419.6 |
| | | | | | | 908,319.4 | | $ 402,652.30 | $ 38,092.90 | $ 108,642.2 |

(a) They do not present equity value because the Corporation had no information updated to June 30, 2008, these investments are totally provisioned

(b) It does not present equity value because it is a recently created Company.

(*) Corresponds to the dates of the certificates used for the valuation of investments based on equity variations



Continue...

(1) Equity value as of May 30, 2008
(2) Equity value as of April 30, 2008
(3) Equity value as of April 30, 2008
(4) Equity value as of December 31, 2007
(5) Equity value as of September 30, 2007
(6) Equity value as of December 31, 2006
(7) Equity value as of May 31, 2006
(8) Equity value as of November 30, 2005
(9) Equity value as of December 31,1996

## With High and Medium Marketability

| | | June 2008 | | | | |
|---|---|---|---|---|---|---|
| | Social Capital | No. of Shares | Particip. % | Acquisition Cost | Value in Stock Exchange (*) | Market Value |
| With high marketability | | | | | | |
| Tablemac S.A. | 35,557.6 | 3,019.057.079 | 11.88 | 4,226.6 | 10.31 | 19,986.2 |
| Enka de Colombia | 117,737.2 | 34.448.128 | | 1,963.3 | 15.10 | 327.2 |
| With Medium marketability | | | | | | |
| Promigas S.A. | 13,298.5 | 19,123.532 | 14.37 | $ 480,780.9 | 38,257.11 | $732,780.8 |
| Av Villas (Ordinary stock) | 22,473.1 | 45.677 | 0.00 | 140.4 | 3,539.79 | 163.5 |
| Mineros S.A.(**) | 58.9 | 18,275.422 | 6.98 | 50,257.4 | 2.500 | 45,688.5 |
| | | | | $ 485,007.5 | | $ 798,946.2 |
| Other Securities- Fibratolima | | | | | | $ 1,347.3 |

(*) Values expressed in Pesos per share
(**)In March 31, 2008 the investment was re-classified in Mineros S.A. from Negotiable Investment to Investment Available for Sale, once approved by the Board of Directors.

**TOTAL INVESTMENTS AVAILABLE FOR SALE** **$1,708,612.9**



Continue...

CORPORACION FINANCIERA COLOMBIANA S.A.

| | December 2007 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Equity Value | No. of shares | Participation | Acquisition cost (*) | Adjusted cost | Equity Value | (*) | Valorisation | Devalorisation | Provision |
| Aerocali S.A. | 14,247.3 | 126,654 | 33.33% | 2,258.5 | 3,356.8 | 3,356.8 | 1 | - | - | 3,356.8 |
| Alimentos derivados de la Caña | 32,191.5 | 52,000 | 0.31% | 26.1 | 26.1 | 35.9 | 3 | 9.9 | - | - |
| Aquacultivos del Caribe S. A. | 8,092.9 | 106,000 | 5.47% | 658.8 | 477.4 | 420.1 | 6 | - | - | 477.4 |
| AV Villas (Acciones Preferenciales) | 602,405.6 | 20,763 | 0.01% | 27.5 | 76.8 | 37.6 | 1 | - | 4.7 | 34.7 |
| Banco Corfivalle Panamá S.A. | USD$6.244.8 | 6,019,000 | 100.00% | 12,126.80 | 12,126.8 | 12,581.8 | 1 | 455.0 | - | - |
| Bladex S.A. | - | 2,070 | 0.00% | 40.4 | 41.4 | 78.4 | 1 | 37.0 | - | - |
| C.I. Yumbo S.A. | 25,348.9 | 11,001 | 0.10% | 12.7 | 11.3 | 18.9 | 3 | 7.6 | - | - |
| Cámara de Compensación de Divisas de Colombia S A | 1,938.1 | 79,687,500 | 3.19% | 79.7 | 79.7 | 61.8 | 2 | | 17.9 | |
| Cámara de Riesgo Central de Contraparte de Colombia S A (b) | - | 167,156,298 | 0.00- | 167.1 | 167.1 | - | - | - | - | - |
| Caribu Internacional S A. (a) | | 782,278,588 | 0.00% | 782.3 | 782.3 | - | - | - | - | 782.3 |
| Casa de Bolsa CorficolombianaS A | 10,808.4 | 1,204,583 | 94.50% | 4,286.5 | 7,320.4 | 10,347.0 | 1 | 3,026.6 | - | - |
| Colombiana de Extrusión S A. Extrucol | 18,942.4 | 315,420 | 20.00% | 2,526.0 | 1,784.8 | 3,715.9 | 2 | 1,931.1 | - | - |
| Colombiana de Licitaciones y Concesiones Ltda | 31,355.8 | 1,964,422 | 99.99% | 16,836.1 | 20,437.2 | 31,355.7 | 1 | 10,918.5 | - | - |
| Colombina S A | 295,724.5 | 32,683,321 | 7.59% | 10,184.1 | 14,823.6 | 22,442.6 | 3 | 7,619.0 | - | - |
| Compañía Aguas de Colombia | 5,745.3 | 560,000 | 20.00% | 448.4 | 1,096.7 | 1,096.7 | 4 | - | | 827.9 |
| Concesionaria Tibitoc S A | 45,789.7 | 9,086,933 | 33.33% | 12,799.5 | 9,822.7 | 14,789.4 | 1 | 4,966.7 | - | - |
| Corporación Andina de Fomento | USD3.692.7 | 12 | 0.00% | 287.2 | 176.2 | 272.1 | 8 | 95.9 | - | - |
| Coviandes S A | 103,301.4 | 68,002 | 0.25% | 237.4 | 92.8 | 246.7 | 3 | 153.9 | - | - |
| Deposito Central de Valores-Deceval | 54,088.3 | 16,781 | 3.67% | 822.1 | 1,273.0 | 1,990.9 | 1 | 717.9 | - | - |
| Estudios Proyectos e Inversiones de los Andes S A | 92,605.1 | 31,665,997 | 94.87% | 52,437.5 | 40,980.3 | 87,858.6 | 1 | 46,878.3 | - | - |
| Eternit Colombiana S A | 45,030.1 | 99,850 | 0.26% | 138.8 | 69.6 | 115.4 | 3 | 45.8 | - | - |
| Empresa de Energía de Bogotá (1) | 5,723,877.9 | 3,271,505 | 3.81% | 211,953.5 | 211,953.5 | 215,610.5 | 2 | 3,657.0 | - | - |
| Fiduciaria Corficolombiana S A | 29,650.1 | 18,774,477 | 94.50% | 25,427.4 | 19,659.0 | 28,019.4 | 1 | 8,360.4 | - | - |
| Fiduciaria Occidente S A | 58,205.5 | 606,494 | 4.44% | 1,840.9 | 1,762.9 | 2,602.8 | 1 | 839.9 | - | - |
| Futbolred com S A | 336.4 | 120,000 | 35.67% | 361.6 | 361.6 | - | 3 | - | - | 361.6 |
| Gas Natural S A E S.P. | 609,110.9 | 621,666 | 1.68% | 27,796.8 | 27,796.8 | 30,631.2 | 2 | 2,834.4 | - | - |
| Gasoducto del Tolima S A | 10,138.2 | 230,711 | 5.80% | 305.7 | 305.7 | 588.5 | 1 | 282.8 | - | - |
| Hoteles Estelar de Colombia S A | 130,188.6 | 24,920,837 | 84.91% | 71,824.8 | 43,697.2 | 110,632.4 | 1 | 66,935.2 | - | - |
| Huevos Oro Ltda | 10,902.3 | 1,133,593 | 99.99% | 11,283.5 | 11,197.4 | 10,902.4 | 2 | - | 295.1 | 4,331.7 |
| Inducarbón(a) | | 2,528 | 0.09% | - | 1.1 | 1.1 | 10 | - | - | 1.1 |
| Industria Colombo Andina-Inca S A | 23,309.3 | 1,985,607 | 0.67% | 44.3 | 43.9 | 147.6 | 3 | 103.7 | - | - |
| Industrias Lehner S A | 21,935.7 | 24,111,860 | 49.83% | 12,652.8 | 12,652.8 | 10,815.9 | 3 | - | 1,836.9 | - |
| Jardín Plaza S A | 33,817.7 | 888,000 | 17.76% | 10,031.1 | 10,031.1 | 11,778.5 | 3 | 1,747.4 | - | - |
| Leasing de Occidente S A | 170,374.5 | 345,435,408 | 45.24% | 58,009.2 | 61,381.2 | 77,079.6 | 1 | 15,698.5 | - | - |
| Leasing Corficolombiana S A | 53,815.7 | 109,394,977 | 94.50% | 34,841.6 | 37,116.5 | 53,816.5 | 1 | 16,700.0 | - | - |
| Lloreda S A | 145,664.8 | 419,990,393 | 56.26% | 65,955.6 | 131,324.0 | - | 1 | - | 32,572.4 | 98,751.6 |
| Mavalle S A | 7,158.1 | 30,000 | 3.75% | 257.3 | 257.3 | 264.4 | 3 | 7.1 | | |
| Metrex S A | 8,164.3 | 321,782 | 10.11% | 168.4 | 168.4 | 359.2 | 3 | 190.8 | - | - |
| Organización Pajonales S A | 73,822.9 | 1,060,813 | 94.99% | 24,757.9 | 24,757.9 | 70,126.5 | 3 | 45,368.6 | - | - |
| Petróleos Colombianos Limited (a) | - | 17,107 | 0.05% | 111.4 | 99.9 | - | 9 | - | - | 99.9 |
| Petróleos Nacionales S A (a) | - | 6,235,383 | 19.54% | - | 257.3 | - | 11 | - | - | 257.3 |
| Pizano S A | 186,781.3 | 23,327,594 | 38.00% | 31,503.4 | 27,591.9 | 27,591.9 | 3 | - | - | 2,537.1 |
| Plantaciones Unipalma de los Llanos S A | 48,486.0 | 1,054,175,677 | 54.53% | 19,174.3 | 12,665.8 | 26,439.0 | 2 | 13,773.2 | - | - |
| Proinversiones S A | 2,994.9 | 437,266 | 3.02% | 9.6 | 9.6 | 9.6 | 3 | - | - | 3.8 |



Continue...

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Promisión Celular S A Promicel | 16,359.4 | 4,680,420 | 16.64% | 5,642.5 | 4,803.8 | 3,067.6 | 8 | - | 1,736.2 | - |
| Promotora de Inversiones Rutoque S A | 41.4 | 43,289,334 | 3.03% | 703.7 | 747.8 | 747.8 | 4 | - | | 281.4 |
| Promotora la Enseñanza S A (a) | | 490,042 | 2.45% | | 69.8 | - | - | | | 69.8 |
| Promotora la Alborada S A (a) | | 991,383,354 | 1.83% | | 316.3 | - | - | | | 316.3 |
| Promotora y Comercializadora Turística Santamar S A. | 15,994.7 | 320,989,826 | 84.55% | 10,973.4 | 9,498.6 | 9,498.6 | 3 | - | - | 2,914.6 |
| Proyectos de Infraestructura S A | 89,678.4 | 34,389,667 | 88.25% | 105,204.7 | 68,375.9 | 89,316.6 | 1 | 20,940.7 | - | - |
| Sociedad de Inversiones en Energía S A | 366,298 8 | 14,485,627 | 10.31% | 21,174.6 | 18,985.4 | 40,558.8 | 2 | 21,573.4 | - | - |
| Sociedad Hotelera Cien Internacional S A | 17,291.5 | 133,393 | 0.39% | 60.9 | 58.4 | 68.1 | 3 | 9.7 | - | - |
| Sociedad Transportadora de Gas del Oriente S A. | 49,257.7 | 18,534,891 | 20.00% | 3,705.6 | 4,023.3 | 9,860.3 | 3 | 5,837.0 | - | - |
| Tejidos Sintéticos de Colombia S A | 19,004.5 | 52,766,049 | 94.99% | 13,648.7 | 15,688.9 | 18,052.3 | 1 | 2,363.4 | - | - |
| Textiles el Espinal S A | 35,675.1 | 7,107,259 | 8.56% | 2399.1 | 2,399.1 | 2,399.1 | 1 | - | - | 479.8 |
| Valle Bursátiles | 744.5 | 509,277 | 5.05% | 34.7 | 31.2 | 38.5 | 3 | 7.3 | - | - |
| Valora S A | 23,635.1 | 136,998,310 | 94.95% | 22,110.9 | 19,247.9 | 24,078.9 | 2 | 4,831.0 | - | - |
| Valores de Occidente S. A | 2,947.2 | 1,162,713 | 48.99% | 2,357.3 | 2,257.4 | 1,326.2 | 3 | | 931.2 | - |
| Ventas y Servicios S. A | 1,827.7 | 64,599 | 19.90% | 232.6 | 219.8 | 363.9 | 3 | 144.1 | - | - |
| Provisión General de Inversiones (2) | | | | | | | | - | - | 419.6 |
| | | | | | $ 896,839.40 | | | $ 309,068.80 | $ 37,394.4 | $ 116,304.7 |

(a) They do not present equity value because the Corporation had no information updated as of December 31, 2007, these investments are totally provisioned

(b) It does not present equity value because it is a recently created Company.

(*) Corresponds to the dates of the certificates used for the valuation of investments based on equity variations

(1) Equity value as of November 30, 2007
(2) Equity value as of October 31, 2007
(3) Equity value as of September 30, 2007
(4) Equity value as of August 31, 2007
(5) Equity value as of June 30, 2007
(6) Equity value as of December 31, 2006
(7) Equity value as of September 30, 2006
(8 Equity value as of June 30, 2006
(9) Equity value as of May 31, 2006
(10) Equity value as of November 30, 2005
(11) Equity value as of December 31, 1996

## With High and Medium Marketability

| | December 2007 | | | | | |
|---|---|---|---|---|---|---|
| | Social Capital | No. of Shares | Particip. % | Acquisition Cost | Value in Stock Exchange (*) | Market Value |
| With high marketability | | | | | | |
| Tablemac S.A. | 35,557.6 | 3,019.057.079 | 11.88 | 4,226.6 | 10.31 | 31,126.5 |
| Enka de Colombia(2) | 62,597.7 | 34.448.128 | | 1,963.3 | 15.10 | 520.2 |
| With Medium Marketability | | | | | | |
| Promigas S.A. | 13,198.5 | 19,123.532 | 14.37 | $ 480,780.9 | 38,257.11 | $731,611.1 |
| Av Villas (Ordinary Shares (3) | 22.473.1 | 45.677 | 0.00 | 140.4 | 3,539.79 | 161.7 |
| | | | | $ 485,007.5 | | $ 763,419.5 |



Continue...

| | |
|---|---|
| Other Securities Fibratolima | $ 1,347.3 |

(*) Values expressed in Pesos per share

| | |
|---|---|
| **TOTAL INVESTMENTS AVAILABLE FOR SALE** | **$1,661,606.2** |

(1) In December 26, 2007, the merger of the Corporation with Proyectos de Energía S.A. as part of the assets the Corporation received 2.017.721 shares of Empresa de Energía de Bogotá for $134.493.7 (See note 3)
(2) In October 2007 Enka de Colombia investment changed its marketability from no quotation to high marketability, the re-classification generated an income for provision refund of $1,172.3
(3) In September 2007 the Banco AvVillas investment changed its marketability from low marketability to medium marketability; re-classification generated no effects in the result statement of this semester.

There are no economic or legal restrictions on investments.

The Corporation evaluated and qualified under credit risk all the investments in participative securities, except for investments made in securities classified as high and medium marketability by the Superintendence of Finance. The result was as follows:

| | Rating | | Provision for Credit Risk | |
|---|---|---|---|---|
| | June | December | June | December |
| Aerocali S.A. | A | D | $ - | $ 3,356.8 |
| Alimentos derivados de la Caña S.A | A | A | - | - |
| Aquacultivos del Caribe S.A. | E | E | 477.4 | 477.4 |
| AV Villas | A | A | - | - |
| Banco Corfivalle (Panamá) S.A. | A | A | - | - |
| Bladex S.A. | A | A | - | - |
| C.I. Yumbo S.A. | A | A | - | - |
| Caribú Internacional S.A. | E | E | 782.3 | 782.3 |
| Cámara de Compensación de Divisas de Colombia S.A. | A | A | - | - |
| Cámara de Riesgo Central de Contraparte de Colombian S.A. | A | A | | |
| Casa de Bolsa Corficolombiana S.A. | A | A | - | - |
| Cine Colombia S.A. | A | - | - | - |
| Colombiana de Extrusión S.A. Extrucol | A | A | - | - |
| Colombiana de Concesiones y Licitaciones Ltda. | A | A | - | - |
| Colombina S.A. | A | A | - | - |
| Compañía Aguas de Colombia | A | C | - | 827.9 |
| Concesionaria Tibitoc S.A. | A | A | - | - |
| Corporación Andina de Fomento | A | A | - | - |
| Coviandes S.A. | A | A | - | - |
| Depósito Central de Valores- Deceval | A | A | - | - |
| Estudios Proyectos e Inversiones de los Andes S.A. | A | A | - | - |
| Eternit Colombiana S.A. | A | A | - | - |
| Empresa de Energía de Bogotá | A | A | - | - |
| Fiduciaria Corficolombiana S.A. | A | A | - | - |
| Fiduciaria de Occidente S.A. | A | A | - | - |
| Futbolred.com S.A. | E | E | 361.6 | 361.6 |
| Gas Natural S.A. E.S.P. | A | A | - | - |
| Gasoducto del Tolima S.A. | A | A | - | - |
| Hoteles Estelar de Colombia S.A. | A | A | - | - |
| Huevos Oro Ltda. | - | C | - | 4,331.7 |
| Inducarbón | E | E | 1.1 | 1.1 |
| Industria Colombo Andina-Inca S.A. | A | A | - | - |
| Industrias Lehner S.A. | A | A | - | - |
| Jardín Plaza S.A. | A | A | - | - |
| Leasing de Occidente S.A. | A | A | - | - |
| Leasing Corficolombiana S.A. | A | A | - | - |
| Lloreda S,A. | D | D | 98,751.6 | 98,751.6 |



Continue...

| | | | | |
|---|---|---|---|---|
| Mavalle S.A. | A | A | - | - |
| Metrex S.A. | A | A | - | - |
| Organización Pajonales S.A. | A | A | - | - |
| Petróleos Colombianos Limited | E | E | 95.4 | 99.9 |
| Petróleos Nacionales S.A. | E | E | 257.3 | 257.3 |
| Pizano S.A. | B | B | 2,537.1 | 2,537.1 |
| Plantaciones Unipalma de los Llanos S.A. | A | A | - | - |
| | June | December | June | December |
| Proinversiones S.A. | C | C | 3.8 | 3.8 |
| Promisión Celular S.A. Promicel | A | A | - | - |
| Promotora de Inversiones Ruitoque S.A. | C | C | 184.8 | 281.4 |
| Promotora y Comercializadora Turística Santamar S.A. | C | C | 2,914.6 | 2,914.6 |
| Promotora la Alborada S.A. | E | E | 316.3 | 316.3 |
| Promotora la Enseñanza S.A. | E | E | 69.8 | 69.8 |
| Proyectos de Infraestructura S.A. | A | A | - | - |
| Sociedad de Inversiones en Energía S.A. | A | A | - | - |
| Sociedad Hotelera Cien Internacional S.A. | A | A | - | - |
| Sociedad Transportadora de Gas del Oriente S.A. | A | A | - | - |
| Tejidos Sintéticos de Colombia S.A. | A | A | - | - |
| Textiles el Espinal S.A. | D | B | 1,439.6 | 479.8 |
| Valle Bursátiles | A | A | - | - |
| Valora S.A. | A | A | - | - |
| Valores de Occidente S.A. | A | A | - | - |
| Ventas y Servicios | A | A | - | - |
| | | | 108,192.7 | 115,850.4 |
| Participative securities provision market risk | | | 29.9 | 34.7 |
| Investments general provision | | | 419.6 | 419.6 |
| | | | 108,642.2 | 116,304.7 |
| Mixed Securities provision Fibratolima | | | 1,347.3 | 1,347.3 |
| Debt Securities provision | | | 3,279.5 | 7,607.9 |
| TOTAL PROVISIONS | | | 113,269.0 | 125,259.9 |

**Investments Provision**

| | | |
|---|---|---|
| Initial Balance | $ 125,259.9 | $ 142,168.2 |
| Plus: | | |
| Provision charged to expenses of the term | 1,778.7 | 2,244.3 |
| Adjustment in change | - | 2.4 |
| | 127,038.6 | 144,414.9 |
| Minus: | | |
| Provision restitutions | 8,997.1 | 19,155.0 |
| Adjustment in change | 4.5 | - |
| For Huevos Oro Ltda sale | 4,331.6 | - |
| For Sale of Incelt Bond | 436.4 | - |
| Final balance | $113,269.0 | $ 125,259.9 |



Continue...

CORPORACION FINANCIERA COLOMBIANA S.A.

Investments maturity is as follows:

PORTFOLIO MATURITY JUNE 30, 2008

| CONSOLIDATED PORTFOLIO | FROM 0 TO 30 DAYS | FROM 31 TO 60 DSYS | FROM 61 TO 90 DSAYS | FROM 91 TO 180 DAYS | FROM 181 TO 360 DAYS | MORE THAN 360 SAYS | General Total |
|---|---|---|---|---|---|---|---|
| Negotiable | 2,219 | 543 | 310 | 2,701 | 55,581 | 230,741 | 292,095 |
| Available | - | 3,564 | 5,530 | 5,044 | 1,543 | 628,884 | 644,564 |
| At maturity | 4,340 | 203 | 536 | 8,319 | 21,775 | 52,664 | 87,837 |
| General Total | 6,559 | 4,310 | 6,375 | 16,063 | 78,899 | 912,288 | 1,024,495 |

| FORWARD COMPRA TITULOS CONSOLIDADO | FROM 0 TO 30 DAYS | FROM 31 TO 60 DAYS | FROM 61 TO 90 DAYS | FROM 91 TO 180 DAYS | FROM 181 TO 360 DAYS | MORE THAN 360 DAYS | General Total |
|---|---|---|---|---|---|---|---|
| RIGHTS | 52,826 | - | - | - | - | - | 52,826 |
| OBLIGATION | -52,835 | - | - | - | - | - | -52,835 |
| TOTAL | -10 | - | - | - | - | - | -10 |

| CONSOLIDATED FORWARD SECURITIES SALE | FROM 0 TO 30 DAYS | FROM 31 TO 60 DAYS | FROM 61 TO 90 DAYS | FROM 91 TO 180 DAYS | FROM 181 TO 360 DAYS | MORE THAN 360 DAYS | General Total |
|---|---|---|---|---|---|---|---|
| RIGHTS | 5,827.8 | - | - | - | - | - | 5,827.8 |
| OBLIGATION | -5,828.3 | - | - | - | - | - | -5,828.3 |
| TOTAL | -1 | - | - | - | - | - | -1 |

| FORWARD FOREIGN EXCHANGE PURCHASE | FROM 0 TO 30 DSAYS | FROM TO 60 DAYS | FROM 61 TO 90 DAYS | FROM 91 TO 180 DAYS | FROM 181 TO 360 DAYS | MORE THAN 360 DAYS | General Total |
|---|---|---|---|---|---|---|---|
| RIGHTS | 2,094,345.9 | 149,371.5 | 95,301.5 | 68,906.6 | 138,005.6 | 511.5 | 2,546,442.6 |
| OBLIGATION | -1,941,564.3 | -146,757.6 | -90,466.4 | - 67,762.8 | -137,198.7 | -483.5 | -2,384,233.3 |
| TOTAL | 152,781.7 | 2,614.0 | 4,835.0 | 1,143.7 | 806.9 | 28.0 | 162,209.3 |

| FORWARD FOREIGN EXCHANGE SALE | FROM 0 TO 30 DAYS | FROM 31 TO 60 DAYS | FROM 61 TO 90 DAYS | FROM 91 TO 180 DAYS | FROM 181 TO 360 DAYS | MORE THAN360 DAYS | General Total |
|---|---|---|---|---|---|---|---|
| RIGHTS | 1,465,144.3 | 434,775.7 | 205,379.5 | 388,355.6 | 185,718.5 | 2,610.4 | 2,681,984.1 |
| OBLIGATION | - 1,596,213.1 | -455,772.7 | -214,406.9 | - 392,022.4 | -194,217.5 | -2,461.5 | - 2,855,094.2 |
| TOTAL | - 131,068.9 | -20,997.0 | -9,027.4 | - 3,666.8 | -8,499.0 | 148.9 | - 173,110.1 |

| PORTFOLIO DECEMBER 31, 2007 | FROM 0 TO 30 DAYS | FROM 31 TO 60 DAYS | FROM 61 TO 90 DAYS | FROM 91 TO 180 DAYS | FROM 181 TO 360 DAYS | MORE THAN 360 DAYS | General Total |
|---|---|---|---|---|---|---|---|
| Negotiable | 100,236 | - | - | 1,669 | 3,364 | 218,254 | 323,523 |
| Available | - | 50 | - | 14,177 | 34,348 | 598,632 | 647,207 |
| At Maturity | 9,560 | - | - | 11,165 | 13,380 | 49,972 | 84,077 |
| General Total | 109,796 | 50 | - | 27,011 | 51,093 | 866,858 | 1,054,808 |
| | | | | | | | |
| CONSLIDATED FORWARD PURCHASE SECURITIES | FROM 0 TO 30 DAYS | FROM 31 TO 60 DAYS | FROM 61 TO 90 DAYS | FROM 91 TO180 DAYS | FROM 181 TO 360 DAYS | MORE THAN 360 DAYS | General Total |
| RIGHTS | 84,413 | - | - | - | - | - | 84,413 |
| OBLIGATION | -84,498 | - | - | - | - | - | -84,498 |
| TOTAL | -85 | - | - | - | - | - | -85 |
| | | | | | | | |
| | | | | | | | |
| CONSOLIDATED FORWARD SALE SECURITIES | FROM 0 TO 30 DAYS | FROM 31 TO 60 DAYS | FROM 61 TO 90 DAYS | FROM 91 TO 180 DAYS | FROMDE 1 TO 360 DAYS | MORE THAN 360 DAYS | General Total |
| RIGHTS | -201,811.9 | - | - | - | - | - | -201,811.9 |



Continue...

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| OBLIGATION | 202.530.5 | - | - | - | - | - | 202,530.5 |
| TOTAL | 719 | - | - | - | - | - | 719 |
| | | | | | | | |
| | | | | | | | |
| FORWARD FOREIGN EXCHANGE PURCHASE | FROM 0 TO 30 DAYS | FROM 31 TO 60 DAYS | FROM 61 TO 90 DAYS | FROM 91 TO 180 DAYS | FROM 181 TO 360 DAYS | MORE THAN 360 DAYS | General Total |
| RIGHTS | 1,063.208.0 | 97,190.7 | 124,905.0 | 239,930.9 | 79,794.0 | - | 1,605.028.8 |
| OBLIGATION | -1,060.613.9 | -101,690.4 | -125,524.7 | - 237,526.2 | -79,505.54 | - | -1,604.860.9 |
| TOTAL | 2,594.1 | -4,499.6 | 619.7 | 2,404.7 | 288.6 | - | 168.0 |
| | | | | | | | |
| FORWARD FOREIGN EXCHANGE SALE | FROM 0 TO 30 DAYS | FROM 31 TO 60 DAYS | FROM61 TO 90 DAYS | FROM 91 TO 180 DAYS | FROM 181 TO 360 DAYS | MORE THAN 360 DAYS | General total |
| RIGHTS | 1,230.388.9 | 95,163.9 | 328,636.4 | 153,261.2 | 121,411.0 | 1,705.1 | 1,930.566.4 |
| OBLIGATION | -1,221.287.9 | -94,296.5 | -312,105.0 | - 153,309.0 | -120,314.4 | - 1,704.5 | -1,903,017.3 |
| TOTAL | 9,101.0 | 867.4 | 16,531.4 | -47.8 | 1,096.6 | 0.6 | 27,549.1 |

## (7) Acceptances and Derivatives

| | | June | December |
|---|---|---|---|
| Cash operation rights | $ | 173,306.7 | 101,835.3 |
| Cash operation obligations | | (175,540.7) | (101,917.0) |
| Forward operation rights | | 4,993,480.3 | 3,653,180.2 |
| Forward operation obligations | | (5,003,634.5) | (3,625,071.0) |
| Future sale rights | | 120,280.0 | 67,456.2 |
| Future sale obligations | | (118,803.1) | (67,200.7) |
| Swap Rights | | 490,069.1 | 475,707.0 |
| Swap Obligations | | (490,324.8) | (471,249.9) |
| Call Profit on foreign currency | | (13.0) | 59,1 |
| Put Loss on foreign currency | | - | (22,9) |
| | $ | (11,180.0) | 32,776.3 |

The Corporation has defined that it has to cover its risk due to the difference in change generated by its own position (assets less liabilities in foreign currency), what leads to make coverage operations by means of carrying out futures contracts and operations with by-products, when the market situation is worth it.



Continue...

## List of comparative average balances on obligations, rights, profit and loss

| | Jun-08 | | | | Dec-07 | | | |
|---|---|---|---|---|---|---|---|---|
| | Sale | Variation % | Purchase | Variation % | Sale | Variation % | Purchase | Variation % |
| **Rights** | | | | | | | | |
| Foreign .Exchange | 2,836,318.9 | 30.22% | 2,458,247.9 | 33.45% | 2,178,153.7 | 17.82% | 1,842,087.0 | 13.74% |
| Securities | 19,418.7 | -89.58% | 14,741.0 | -91.21% | 186,301.6 | -24.05% | 167,676.4 | 3.57% |
| | 2,855,737.6 | | 2,472,989 | | 2,364,455.3 | | 2,009,763.4 | |
| **Obligations** | | | | | | | | |
| Foreign Exchange | 2,772,332.9 | 29.39% | 2,498,845.1 | 35.51% | 2,142,583.2 | 22.23% | 1,844,028.1 | 11.39% |
| Securities | 19,410.9 | -89.53% | 14,741.2 | -91.22% | 185,406.7 | -24.16% | 167,896.5 | 3.54% |
| | 2,791,743.8 | | 2,513,586.3 | | 2,327,989.9 | | 2,011,924.6 | |
| | Profit | | Loss | | Profit | | Loss | |
| Result monthly average | 102,385.4 | 365.85% | 97,369.7 | 471.98% | 21,978.4 | -71.80% | 17,023.3 | 100.00% |

They correspond to the average of monthly final balances Turing the semester.

Minimum and maximum terms oscillated between 3 and 365 days during fiscal terms ending on June 30, 2008 and December 31, 2007.

No limitations existed nor restrictions of any type for the execution of these contracts.

## (8) Accounts Receivable

| | | | |
|---|---|---|---|
| Other interest: | | | |
| Sold Inter-bank funds | $ | 0.1 | 0.1 |
| Loans to employees | | 15.9 | 13.4 |
| Sundry | | 310.0 | 637.4 |
| | $ | 326.0 | 650.9 |

**Other**

| | | June | December |
|---|---|---|---|
| Dividends and participations (1) | $ | 20,646.7 | 6,108.9 |
| Leasing | | 306.6 | 277.0 |
| Sale of goods and services (2) | | 5,079.9 | 48,103.2 |
| Payments on account of clients | | 163.8 | 179.9 |
| Prepayments contracts and suppliers | | 0.8 | 9,040.7 |
| Advances to personnel | | 9.7 | 57.8 |
| Sales tax to be paid debit | | 2,919.8 | 1,980.0 |
| Sundry (3) | | 16,708.3 | 11,176.0 |
| | $ | 45,835.6 | 76,923.5 |

(1) As of June 30, 2008 this item included among other values, the following: Empresa de Energía de Bogotá for $9,117.0, Promigas for $4,617.0, Colombina S.A. for $1,279.6, Hoteles Estelar S.A. for $1,270.9, Gas Natural for $1,620.5, Mineros for $1,069.1, Colombiana de Extrusión for $685.7, Tablemac S.A. for $603.8. As of December 31, 2007 this item included among other values, the following: :Promigas for $4,360.1, Hoteles Estelar S.A. for $1,405.6.



Continue...

(2) As of June 30, 2008 this item included among other values, the following: Ingenio la Cabaña for $2,949.3, Inversiones Gaviria Restrepo for $823.7, Sain Ingenieros Constructores for $508.3, Skema Promotora S.A. for $508.3. As of December 31, 2007 this item included among other values: Interconexión Electrica S.A. for $38.000, Ingenio la Cabaña for $6,343.8.

(3) As of June 30, 2008 this item included among other values, the following: Currency Desk operations with the following clients: Fondo de Pensiones Obligatorias Horizonte for $6,580.3, Jp Morgan Chase Ny for $2,240.2, Banco de Crédito for $1,967.3, Fondo de Cesantias Horizonte for $1,454.8, BBVA Fiduciaria for $714.5, Fiduprevisora for $435.7, Ilko Colombia S.A. for $319.6, Fondo de Pensiones Voluntarias BBVA fpr $238.4, HSBC Fiduciaria for $222.4. As of December 31, 2007 this item included among other, the following values: Currency Desk operations with the following clients: Union Bank of Switzerland for $5,977.8, Bancolombia for$686.6, Montajes Morelco Ltda. for $321.3, Subfondo Bear Stearns & Co. Inc. for $169.6.

**Provision for Accounts Receivable**

| | | | |
|---|---|---|---|
| Initial balance | $ | 1,861.2 | 2,098.3 |
| Plus: | | | |
| Provision charged to commercial operation expenses | | 89.1 | 53.4 |
| | | 1,950.3 | 2,151.7 |
| Minus: | | | |
| Reimbursements of commercial provision | | 3.1 | 272.9 |
| Accounts receivable commercial penalised | | - | 17.6 |
| | $ | 1.947.2 | 1,861.2 |

## (10) Realizable Goods and Goods and received as dation in payment

**Goods received in Payment**

| | | | |
|---|---|---|---|
| Real estate | $ | 23.030,7 | 27,845.2 |
| Movables | | 2.460,4 | 2,460.4 |
| | | 25.491,1 | 30,305.6 |
| Minus Provision | | (20.846,3) | (24,687.5) |
| | $ | 4.644,8 | 5,618,1 |

**Goods not used in the social purpose**

| | | June | December |
|---|---|---|---|
| Land | $ | 585.9 | 585.9 |

The detail of goods received in payment, according to permanence time, is as follows:

| | | Between 1 and 3 years | Between 3 and 5 years | More than 5 years | Total | Provision |
|---|---|---|---|---|---|---|
| June 30, 2008 | | | | | | |
| Real Estate | $ | 122,9 | 318.1 | 22.589,7 | 23.030,7 | 18.385,9 |
| Movables | | 728.8 | 1.654.1 | 77.5 | 2.460,4 | 2.460,4 |
| | | 851.7 | 1.972.2 | 22.667.2 | 25.491.1 | 20.846.3 |
| December 31st, 2007 | | | | | | |
| Real Estate | $ | 448.7 | 2,984.0 | 24,412.5 | 27,845.2 | 22,227.1 |
| Movables | | 728.8 | 1,654.1 | 77.5 | 2.460.4 | 2.460.4 |
| | | 1.177.5 | 4.638.1 | 24.489.9 | 30.305.6 | 24.687.5 |



Continue...

The Administration considers that immobilisation and materiality of these assets shall not produce important negative effects on the financial statements. At present the Corporation is taking the necessary steps for realising these goods within the terms established by the Superintendence of Finance. In general terms, goods are in good condition; the necessary provisions have been constituted for those in a deteriorated condition.

The Corporation has appraisals and insurance policies for its goods.

**Provision for Goods Received in Payment**

| | | |
|---|---|---|
| Initial balance | $ 24.687,5 | $ 29,026.6 |
| Plus: | | |
| Provision charged to expenses of the period | 15.6 | 73.3 |
| | 24,703.1 | 29,099.9 |
| Minus: | | |
| Provision reimbursements | 18.3 | 17.2 |
| Use of goods received in payment sale | 3.838,5 | 4,395.2 |
| | $ 20,846.3 | $ 24,687.5 |

## (11) Property and Equipment

| | June | December |
|---|---|---|
| Land | $ 3,052.1 | $ 3,281.3 |
| Buildings | 11,077.5 | 11,544.2 |
| Equipment, furniture and fixtures | 8,823.7 | 9,084.3 |
| Computers | 9,081.2 | 8,929.4 |
| Vehicles | 720.0 | 903.8 |
| Mobilisation equipment (Lifts) | 360.7 | 360.7 |
| | 33,115.2 | 34,103.7 |
| Depreciations | | |
| Buildings | (6,948.5) | (6,855.0) |
| Equipment, furniture and fixtures | (7,360.6) | (7,553.6) |
| Computers | (8,562.0) | (8,477.1) |
| Vehicles | (294,3) | (297.0) |
| Mobilisation equipment and Machinery | (16.5) | ( 7.5) |
| | 23,181.9 | 23,190.2 |
| Total properties and equipment | $ 9,933.3 | $ 10,913.5 |
| Valorisations (*) | 26,503.9 | 20,541.8 |
| | $ 26,503.9 | $ 20,541.8 |

(*) As of June 30, 2008, this item included: valorisations of Fixed Assets for $25,737.0 and Art and Culture Goods for $766.9. As of December 31, 2007 this item includes valorisation of Fixed Assets for $19,774.9 and Art and Culture Goods for $766.9.

Total depreciation recorded as of June 30, 2008 and December 31, 2007 in expenses was of $590.6 and $ 632.5 respectively.



Continue...

The Corporation has maintained the necessary measures for the conservation and protection of its assets. As of June 30, 2008 and December 31, insurance policies existed to cover theft, fire, earthquake, riot, explosion, volcano eruption, low tension, loss or damages to offices and vehicles.

The Corporation has appraisals of its Real Estate Goods and no mortgage or ownership reserve on them exists, and they have not been transferred in collateral.

## (11) Other Assets

### Permanent Contributions

As of June 30, 2008 and December 31, 2007 permanent contributions in social clubs existed for $98.2 and $83.2 respectively.

### Early Expenses and Deferred Charges

Movement of early expenses and deferred charges during semesters ending on June 30, 2008 and December 31 of 2007 is as follows:

| | June | Amortisation | Charges | December |
|---|---|---|---|---|
| **Early Expenses** | | | | |
| Interest | $ 0.4 | $ 1.7 | $ 1.6 | $ 0.5 |
| Insurance | 105.6 | 1,762.7 | 1,548.3 | 320.0 |
| Maintenance of software | 25.2 | 4.0 | 27.5 | 1.7 |
| Commissions paid for by-products | 105.2 | 274.9 | 279.8 | 100.3 |
| Maintenance of computer software | 101.8 | 163.9 | 102.1 | 163.6 |
| Other | | | | |
| **Early Expenses** | 176.6 | 351.1 | 504.1 | 23.6 |
| **Deferred Charges:** | | | | |
| Organisation and pre-operatives | 46.6 | 12.2 | - | 58.8 |
| Refurbishing | 181.8 | 96.1 | - | 277.9 |
| Studies and projects | 43.4 | 246.3 | 167.8 | 121.9 |
| Software | 1,758.0 | 384.6 | 1,370.7 | 771.9 |
| Utensils and stationary | 46.0 | 39.3 | 60.9 | 24.4 |

| | June | Amortisation | Charges | December |
|---|---|---|---|---|
| Improvements to properties in leasing | 256.2 | 36.6 | - | 292.8 |
| Publicity and advertising | 350.0 | 122.1 | 8.8 | 463.3 |
| Taxes | 151.7 | 64.5 | 216.2 | - |
| Contributions and affiliations | 84.7 | 454.9 | 507.6 | 32.0 |
| Other | 6.2 | 49.7 | 55.9 | - |
| | $ 3,439.4 | $ 4,064.6 | $ 4,851.3 | $ 2,652.7 |

### Other

| | June | December |
|---|---|---|
| Loans to employees | $ 2,417.9 | $ 2,398.8 |
| Other loans to employees | 2.7 | 2.7 |
| Deposits in guaranty | 275.8 | 25.7 |
| Deposits in future agreements | 10,725.8 | 4,960.1 |



Continue...

| | | | |
|---|---|---|---|
| Art and cultural goods | | 266.8 | 266.8 |
| Rights in Trust (1) | | 44,193.5 | 45,117.1 |
| Sundry (2) | | 13,254.8 | 7,395.9 |
| | $ | 71,137.3 | $ 60,167.1 |

(1) Rights in Trusts

| | | | |
|---|---|---|---|
| Trust for real estate development | $ | 23,556.5 | $ 23,628.5 |
| Portfolio Administration Trust (*) | | 4,442.0 | 5,462.1 |
| Trust realisable goods and received in payment | | 15,674.4 | 15,680.9 |
| Property and Equipment Trust | | 345.6 | 345.6 |
| Other Trusts | | 175.0 | 0.0 |
| | $ | 44,193.5 | $ 45,117.1 |

(*) According with Assets, Liabilities and contracts' Transfer as of June 30, 2006, Autonomous B Equity Rights were transferred to Banco de Bogotá S.A. In the contract it was established that benefits or recoveries received in excess of the nominal value of the equity, discounted from the funding cost and administration, shall be for Corficolombiana. Taking into account that Banco de Bogota recovered the nominal value of this equity, it transferred to the Corporation Equity B rights. The amount of $7,170.8 was therefore recorded with counter entry to a deferred income that is being recorded as the fiduciary receives payments.

(2) As of June 30, 2008 this item included among others, the following values: Withholding at the source for $4,132.3, Surplus of prepayments and retentions for $9,093.4 and as of December 31, 2007 this item included among other values, the following: Revenue prepayment for $4,682.0, Withholding at source for $12.3, Prepayments and retention Surplus for $2,669.5 , Industry and Trade Prepayment for $28.5 , Petty Cash for $3.4

**Rating of Credits to employees**

The following is the detail of the rating of Credits to Employees and Former Employees:

| | June | | | | |
|---|---|---|---|---|---|
| | Housing Consumer | Interest | Total | Provision | Warranties |
| **Rating of Credits to Employees** | | | | | |
| A- Normal | $ 2.074.0 | $ 13.8 | $ 2,087.8 | $ - | $ 3,019.3 |

**Rating of Credits to Former Employees.**

| | June | | | | |
|---|---|---|---|---|---|
| | Housing Consumer | Interest | Total | Provision | Warranties |
| A- Normal | $ 300.0 | $ 2.2 | $ 302.2 | $ - | $ 290.5 |
| E- Non recoverable | 46.6 | 0.0 | 46.6 | $ 46.6 | $ 42.7 |
| | $ 346.6 | $ 2.2 | $ 348.8 | $ 46.6 | $ 333.2 |

| | December | | | | |
|---|---|---|---|---|---|
| | Housing Consumer | Interest | Total | Provision | Warranties |
| **Rating of Credits to Employees** | | | | | |
| A- Normal | $ 2.076.3 | $ 11.5 | $ 2,085.1 | $ - | $ 3,809.6 |



Continue...

**Rating of Credits to Former Employees.**

| | December | | | | |
|---|---|---|---|---|---|
| | Housing Consumer | Interest | Total | Provision | Warranties |
| A- Normal | $ 277.6 | $ 1.9 | $ 279.5 | $ - | $ 367.1 |
| D- Subnormal | 0.2 | 0.0 | 0.2 | - | 0.2 |
| E- Non recoverable | 47.3 | 0.0 | 47.3 | 39.8 | 80.1 |
| | $ 325.1 | $ 1.9 | $ 327.0 | $ 39.8 | $ 447.4 |

**Provision Other Assets**

| | June | December |
|---|---|---|
| Initial Balance | $ 21,808.4 | $ 22,910.5 |
| Plus: | | |
| Provision charged to expenses of the period | 21.1 | 113.3 |
| | 21,829.5 | 23,023.8 |
| Minus: | | |
| Provision Reimbursements other assets | 0.6 | 217.0 |
| Reimbursement other provisions | 431.2 | - |
| Use in sale rights trusts goods received in payment | 3.4 | 888.8 |
| Penalty Ex-employee Loans | - | 109.6 |
| Final balance | $ 21,394.3 | $ 21,808.4 |

**(12) Deposits and Current Liabilities**

| | | |
|---|---|---|
| Term Deposit Certificates: | | |
| Issued at less than 6 months | $ 276,798.3 | $ 157,088.9 |
| Issued equal to 6 months and less than 12 months | 307,731.3 | 249,453.4 |
| Issued equal or greater than 12 months | 213,874.0 | 299,521.2 |
| | 798,403.6 | 706,063.5 |
| Savings Accounts | 242,320.2 | 256,162.9 |

| | June | December |
|---|---|---|
| Special deposits | 88.1 | 226.0 |
| Banks and correspondents | 4,765.3 | 2,310.1 |
| Current liabilities bank services | 274.6 | 386.0 |
| | $ 5,128.0 | $2,922.1 |



Continue...

## (13) Inter-Bank Funds Purchased and Re-Purchase Agreements

| | | |
|---|---|---|
| Interbank funds purchased | $ 11,134.0 | $ 92,837.0 |
| Transfer undertakings in repo operations closed | 376,957.9 | 451,779.6 |
| Transfer undertakings in simultaneous operations | 11,197.5 | - |
| Undertakings originated in positions in short of simultaneous operations | 36,134.3 | - |
| | $ 435,423.7 | $ 544,616.6 |

Rates used in these operations for the periods ending on June 30, 2008 and December 31, 2007, oscillated between 10.0% and 2.57% and between 9.77% and 8.17% respectively.

There were no restrictions or limitations on the aforementioned amounts.

## (14) Accounts Payable

| | | |
|---|---|---|
| Taxes: | | |
| Industry and Trade | $ - | $ 110.8 |
| Stamp taxes | 0.7 | 1.4 |
| Extra charges and others | 5,074.8 | 5,156.8 |
| Rentals/leasings | 410.5 | 582.9 |
| Contribution on transactions | 15.3 | 12.2 |
| Promissory purchasers | 18.8 | 598.4 |
| Suppliers | 962.8 | 1,248.6 |
| Withholdings and labour contributions | 1,429.2 | 2,633.8 |
| Cheques drawn and not cashed | 139.3 | 154.0 |
| Sundry (1) | 13,728.2 | 3,602.1 |
| | $ 21,779.6 | $ 14,101.0 |

(1) As of June 30, 2008 this item included among other values, the following accounts payable for currency desk operations: Banco BBVA for $4,3410.6, Banco de Crédito for $2,563.9, Banco Davivienda for $2,728.5, JP Morgan Chase NY for $1,715.8 , Fondo de Cesantías Horizonte for $974.5.
As of December 31, 2007 this item included among other values: accounts payable for currency desk operations: JP. Morgan Chase NY for $353.0, BNP Paribas for $273.5, Citibank for$594.8, Interconexión Eléctrica for $369.1, Isagen for $116.4.

## (15) Other Liabilities

### Consolidated Labour Obligations

| | | |
|---|---|---|
| Consolidated severance | $ 232.8 | $ 272.7 |
| Interest on severance | 13.4 | 30.2 |
| | June | December |
| Consolidated vacations | 1,375.6 | 1,296.7 |
| Other social benefits | 322.2 | 315.9 |
| | $ 1,944.0 | $ 1,915.5 |



Continue...

**Retirement Pensions**

The actuarial calculation study is prepared according to the provisions of Decree 2783 of 2001, taking into account a DANE Rate of 8.832% and a discount Rate of 14.045%.

A person (man) who is a direct pensioner of the Corporation is part of the actuarial calculation.

Actuarial calculation is completely amortised.

| | | |
|---|---|---|
| Total amount of the actuarial calculation | $ 1,259.1 | $ 1,239.1 |
| Value pensions caused during the semester | 73.2 | 37.8 |
| Amortisation percentage | 100% | 100% |

**Early Income and Deferred Payments**

The movement of early income for the semesters ending on June 30, 2008 and December 31, 2007, is as follows:

**Early Income**

| | June | Charges | Payments | December |
|---|---|---|---|---|
| Commissions | $ 32.2 | $ 392.7 | $ - | $ 424.9 |
| Fees received for by-products | 112.3 | 9.6 | 38.3 | 83.6 |
| | $ 144.5 | $ 402.3 | $ 38.3 | $ 508.5 |

**Deferred Payments**

| | June | Charges | Payments | December |
|---|---|---|---|---|
| Profit in Sale of Assets | $ 595.4 | $ 904.0 | $ 332.8 | $ 1,166.6 |
| Autonomous Equity B to be amortised (1) | 4,087.4 | 23,562.6 | 22,542.4 | 5,107.6 |
| Other Deferred Payment | 165.0 | 342.7 | - | 507.7 |
| | $ 4,847.8 | $ 24,809.3 | $ 22,875.2 | $ 6,781.9 |

(1) See Note 11 in Rights in Trusts

**(16) Estimated Liabilities and Provisions**

| | June | December |
|---|---|---|
| Labour obligations | $ 813.1 | $ 1,174.3 |
| Taxes | 4,830.6 | 0.5 |
| Penalties and sanctions, litigations, indemnifications | 643.2 | 643.2 |
| Penalties and sanctions Superintendence of Finance | 17.3 | 67.3 |
| Sundry(1) | 2,654.7 | 1,794.8 |
| | $ 8,958.9 | $ 3,680.1 |

(1) Includes provisions to cover expenses for public services.



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**(17) Social Capital**

As of June 30, 2008 the authorised capital was of $1,715,0 represented in 171.500.000 shares with nominal value of $10 Pesos each.

As of June 30, 2008 the Number of Outstanding Shares was:

| | |
|---|---|
| No. Preferential Shares | 10,680.570 |
| No. Ordinary Shares | 157,656.790 |
| Total subscribed and paid shares | 168,337.360 |

The minimum preferential dividend each share earns is equal to 2% per annum of the subscription price in Colombian Pesos; this dividend is adjusted each year in an amount equivalent to 100% of the variation of the index of prices to consumers (IPC) certified annually by the Colombian competent authority, for each calendar year.

**(18) Reserves**

**Legal**

According to legal provisions in force in Colombia, all credit institutions must constitute a legal reserve assigning ten per cent (10%) of net profits of each fiscal year/accounting period, up to a minimum of fifty per cent (50%) of the subscribed capital. The reserve may be reduced to less than fifty per cent (50%) of the subscribed capital when its purpose is to wipe-off accumulated losses exceeding the total amount of profit obtained in the corresponding fiscal year and of those not distributed profits of former fiscal years when the freed value is devoted to capitalising the entity by means of the distribution of dividends in shares.

The reserve shall not be used to pay dividends or to cover expenses or losses during the time on which the Corporation has undistributed profits.

The additional paid-in capital (premium for placement of shares) corresponding to the difference between the amount paid per share and its nominal value, is also recorded as legal reserve.

As of June 30, 2008 and December 31, 2007 the legal reserve was of $617,134.5 y $574,784.8 respectively.

**Statutory and Occasional**

The following is the detail of statutory and occasional reserves as June 30, 2008 and December 30, 2007:

| | | June | December |
|---|---|---|---|
| Marketable investments valuation Reserve (1) | $ | 389,097.5 | 380,665.6 |
| | | June | December |
| Other reserves available for the assembly for future distribution | | 161,777.8 | 182,810.8 |
| | $ | 550,875.3 | 563,476.4 |

(1) According to legal provisions a reserve must be made for profit obtained by the application of special investment valuation systems at market prices and the revenue of which has not been fiscally realised.



Continue...

## (19) Profit or Losses Not Realised in Investments Available for Sale

| | | | | |
|---|---|---|---|---|
| Participative Securities | | | | |
| Promigas S.A. | $ | 251,999.9 | $ | 250,830.1 |
| Mineros S.A. | | (4,568.9) | | - |
| Tablemac S.A. | | 15,759.4 | | 26,899.7 |
| Enka de Colombia S.A. | | (2,076.9) | | (1,884.0) |
| Banco Av Villas S.A. | | 23.1 | | 21.3 |
| | | 261,136.6 | | 275,867.1 |
| Debt Securities | | (25,860.5) | | (16,420.0) |
| | $ | 235,276.1 | $ | 259,447.1 |

## (20) Contingent Accounts

### Creditor

| | | | | |
|---|---|---|---|---|
| Endorsements | $ | 252.5 | $ | 252.5 |
| Values received in repo and simultaneous operations | | 4,242.3 | | - |
| Bank collateral | | 78,866.1 | | 46,741.9 |
| Obligations in Options | | 51,922.4 | | 47,671.2 |
| For litigations stipulated in legal currency (*) | | 52,176.3 | | 52,310.4 |
| Other contingencies | | 4,801.9 | | 4,990.6 |
| | $ | 192,261.5 | $ | 151,966.5 |

(*) It corresponds to passive contingencies derived from lawsuits against, with adverse decision that occurs remotely according to the opinion of the legal area of the Corporation.

### Debtor

| | | | | |
|---|---|---|---|---|
| Values delivered in repo and simultaneous operations | $ | 158,606.9 | $ | - |
| Rights in Options | | 139,707.0 | | 47,719.5 |
| Fiscal loss to be amortised | | - | | 49,147.5 |
| Excess ordinary net presumptive revenue | | 133,243.2 | | 216,294.4 |
| Other contingencies | | 1,830.8 | | 1,790.9 |
| | $ | 433,387.9 | $ | 314,952.3 |

## (21) Memorandum Accounts

### Debtor

| | | June | | December |
|---|---|---|---|---|
| Goods and securities given as guarantee | $ | 453,649.7 | $ | 518,802.6 |
| Appraisal of goods received in payment | | 6,081.2 | | 6,659.5 |
| Remittances and other effects sent for collection | | 43,812.0 | | 45,902.2 |
| Unpaid negotiated cheques | | 4,697.9 | | 4,920.0 |
| Penalised assets | | 207,908.9 | | 210,328.8 |



Continue...

| | | |
|---|---|---|
| Adjustments for assets inflation | 81,617.8 | 82,431.7 |
| Distribution subscribed and paid capital | 1,683.4 | 1,653.8 |
| Accounts receivable decreed dividends | 98.2 | 357.6 |
| Dividends rights in species for revaluation | - | 4,045.3 |
| Property and equipment completely depreciated | 15,021.7 | 15,234.8 |
| Fiscal value of assets(*) | 3,376.017.2 | 3,285.995.1 |
| Investment in Nation guaranteed securities | 226,544.3 | 245,045.6 |
| Securities guaranteed by the Central Bank | 12.5 | - |
| Securities accepted by credit establishments | 19,076.9 | 56,242.4 |
| Securities to be held-to-maturity | 39,046.5 | 38,987.8 |
| Securities available for sale - Debt | 176,307.8 | 380,150.6 |
| Reciprocal operations | 249,865.0 | 252,476.4 |
| Nominal value Forward purchase in Dollars | 2,700.908.4 | 2,043.545.4 |
| Nominal value Forward purchase in Euro | 33,727.9 | 200,367.0 |
| Other | 184,928.4 | 247,376.3 |
| | $ 7,821.005.7 | $ 7,640.522.9 |

(*) Corresponds to the value of the fiscal gross equity as of December 31, 2007

**Creditor**

| | | |
|---|---|---|
| Goods and securities received in custody | $ 352.1 | $ 403.0 |
| Goods and securities received in guaranty for future loans | 113,038.9 | 105,570.2 |
| Collateral pending to be cancelled | 58,823.3 | 61,501.8 |
| Goods and securities received in collateral-suitable collateral | 2,810.3 | 15,668.4 |
| Collections received | 1,437.8 | 1,506.4 |
| Equity inflation adjustment | 316,334.8 | 316,334.8 |
| Capitalisation for equity re-valorisation | 316,334.8 | 316,334.8 |
| Yield investment negotiable debt securities | 26,344.9 | 69,074.9 |
| Decreed dividends marketable investments | 196.4 | 1,488.0 |
| Equity fiscal value | 1,773.987.5 | 1,616.373.8 |
| Accounts receivable rating | 8,160.7 | 53,115.7 |
| Employees portfolio rating | 2,420.6 | 2,401.4 |
| Reciprocal transactions | 117,486.1 | 126,398.5 |
| Nominal value Forward sale in Dollars | 2,684.314.4 | 1,014.578.7 |
| Nominal value Forward sale in Euro | 30,702.2 | 200,290.3 |
| Other | 3,468.1 | 25,414.5 |
| | $ 5,456.212.9 | $ 3,926.455.2 |



Continue...

## (22) Transactions with Related Parties

The main stockholders that hold ten per cent (10%) or more of the capital stock or whenever less, transactions that represent more than five per cent (5%) of the technical equity are considered related parties. Members of the Board of Directors and companies where the Corporation holds investments in excess of fifty per cent (50%), or where there are economic, administrative or financial interests, are also considered related parties.

### a. Operations with Stockholders

| | June | December |
|---|---|---|
| Available | | |
| Banco de Bogotá S. A. | $ 12,240.6 | $ 8,527.7 |
| Banco de Occidente S. A. | 19,562.9 | 22,520.1 |
| Investments | | |
| Banco de Occidente S. A. | 6,233.7 | 7,509.4 |
| Accounts Receivable | | |
| Banco de Occidente S. A. | 118.3 | - |
| Accounts Payable | | |
| Banco de Bogotá S. A. | 13.124.5 | 20,869.8 |
| Banco de Occidente S. A. | 4,685.5 | 7,450.6 |
| Operating Revenue | | |
| Banco de Bogotá S. A. | 96.7 | 1,469.5 |
| Banco de Occidente S. A. | 488.5 | 1,436.0 |
| Operating Expenses | | |
| Banco de Bogotá S. A. | 9.9 | 10.2 |
| Banco de Occidente S. A. | 211.5 | 190.0 |
| Debtor Memorandum Accounts | | |
| Banco de Bogotá S. A. | 12,250.5 | 9,154.0 |
| Banco de Occidente S. A. | 26,126.4 | 30,495.6 |
| Creditor Memorandum Accounts | | |
| Banco de Bogotá S. A. | 13,221.2 | 22,339.3 |
| Banco de Occidente S. A. | 5,174.0 | 9,180.1 |

### b. Operations with Related Companies

| | | |
|---|---|---|
| Investments | | |
| Banco Corficolombiana S. A. (Panamá) | 11,574.2 | 12,126.8 |
| Leasing Corficolombiana S. A. | 40,916.2 | 37,116.5 |
| Leasing de Occidente S.A. | 79,012.2 | 84,826.5 |
| Casa de Bolsa Corficolombiana S. A. | 10,557.8 | 7,320.4 |
| Valle Bursátiles S. A. | 31.2 | 31.2 |
| Valores de Occidente S. A. | 2,257.4 | 2,257.4 |
| Banco Av Villas S. A. | 240.3 | 238.5 |
| Fiduciaria Corficolombiana S. A. | 19,659.0 | 19,659.0 |
| Fiduciaria de Occidente S. A. | 1,762.9 | 1,762.9 |
| Colombiana de Licitaciones y Concesiones Ltda. | 20,437.2 | 20,437.2 |



Continue...

| | | |
|---|---|---|
| Estudios, Proyectos e Inversiones de los Andes S. A. | 40,980.3 | 40,980.3 |
| | June | December |
| Concesionaria Vial de los Andes S.A. | 92.8 | 92.8 |
| Industrias Lehner S.A. | 12,652.9 | 12,652.9 |
| Hoteles Estelar S. A. | 43,697.2 | 43,697.2 |
| Huevos Oro Ltda. | - | 11,197.4 |
| Lloreda S. A. | 131,324.0 | 131,324.0 |
| Mavalle S.A. | 257.3 | 257.3 |
| Organización Pajonales S. A. | 33,758.9 | 24,757.9 |
| Pizano S.A. en reestructuración | 27,591.9 | 27,591.9 |
| Plantaciones Unipalma de los Llanos S. A. | 13,604.0 | 12,665.8 |
| Promotora y Comercializadora Turística Santamar S. A. | 10,112.5 | 10,084.3 |
| Proyectos de Infraestructura S. A. | 68,375.9 | 68,375.9 |
| Tejidos Sintéticos de Colombia S. A. | 15,688.9 | 15,688.9 |
| Valora S. A. | 19,247.9 | 19,247.9 |
| Investments provision | | |
| Huevos Oro Ltda. | - | 4,331.7 |
| Lloreda S. A. | 98,751.6 | 98,751.6 |
| Promotora y Comercializadora Turística Santamar S. A. | 3,237.4 | 3,209.2 |
| Banco Av Villas S. A. | 30.0 | 34.6 |
| Pizano S.A. en reestructuración | 2,537.7 | 2,537.7 |
| Accounts Receivable | | |
| Casa de Bolsa Corficolombiana S. A. | 25.7 | 71.3 |
| Leasing Corficolombiana S. A. | 174.4 | 152.4 |
| Fiduciaria Corficolombiana S. A. | 124.0 | 83.3 |
| Fiduciaria de Occidente S.A. | 185.1 | - |
| Valora S.A. | 798.6 | - |
| Huevos Oro Ltda.. | - | 5.4 |
| Hoteles Estelar S. A. | 1,302.7 | 1,417.4 |
| Tejidos Sintéticos de Colombia S. A. | - | 0.2 |
| Industrias Lehner S.A. | - | 14.5 |
| Lloreda S.A. | 97.7 | 17.5 |
| Organización Pajonales S.A. | - | 9,012.5 |
| Proyectos de Infraestructura S.A. | 0.4 | 0.2 |
| Early Expenses | | |
| Seguros de Alfa S.A. | - | 266.8 |
| Valorisations | | |
| Banco Corficolombiana S. A. (Panamá) | 134.4 | 455.0 |
| Casa de Bolsa Corficolombiana S. A. | - | 3,026.6 |
| Fiduciaria Corficolombiana S. A. | 8,982.7 | 8,360.4 |
| Leasing Corficolombiana S. A. | 16,552.0 | 16,699.7 |
| Valle Bursátiles S. A. | 7.8 | 7.3 |
| Fiduciaria de Occidente S.A. | 909.9 | 840.0 |
| Leasing de Occidente S.A. | 16,844.9 | 15,698.4 |
| Colombiana de Licitaciones y Concesiones Ltda. | 10,220.7 | 10,918.5 |
| Estudios, Proyectos e Inversiones de los Andes S.A. | 48,605.6 | 46,878.4 |
| Hoteles Estelar S. A. | 81,459.5 | 63,935.2 |
| Mavalle S.A. | 16.1 | - |
| Organización Pajonales S. A. | 48,676.4 | 45,368.6 |
| Plantaciones Unipalma de los Llanos S. A. | 18,327.0 | 13,773.2 |



Continue...

| | | June | December |
|---|---|---|---|
| | Concesionaria Vial de los Andes S.A. | 129.0 | 153.9 |
| | Proyectos de Infraestructura S. A. | 31,904.6 | 20,940.7 |
| | | June | December |
| | Tejidos Sintéticos de Colombia S. A. | 4,460.6 | 2,363.4 |
| | Valora S. A. | 6,736.3 | 4,830.9 |
| De-valorisations | | | |
| | Casa de Bolsa Corficolombiana | 565.2 | - |
| | Industrias Lehner S.A. | 726.2 | 1,836.9 |
| | Huevos Oro Lda. | - | 295.0 |
| | Lloreda S. A. | 32,572.4 | 32,572.4 |
| | Banco Av villas S. A. | - | 4.6 |
| | Valores de Occidente S.A. | 785.1 | 931.3 |
| Deposits and Current Liabilities | | | |
| | Colombiana de Licitaciones y Concesiones Ltda. | 16,266.7 | 16,004.9 |
| | Estudios, Proyectos e Inversiones de los Andes S.A. | 15,596.1 | 23,068.0 |
| | Leasing Corficolombiana S. A. | 3,628.9 | 22,521.5 |
| | Leasing de Occidente S.A. | 13,057.3 | - |
| | Casa de Bolsa Corficolombiana S. A. | 983.0 | 2,566.0 |
| | Plantaciones Unipalma de los Llanos S. A. | 564.1 | 539.9 |
| | Valora S. A. | 2.3 | 2.2 |
| | Industrias Lehner S.A. | - | 10.8 |
| | Valora S.A. | - | 226.2 |
| | Tejidos Sintéticos de Colombia S.A. | - | 165.0 |
| | Proyectos de Infraestructura S.A. | 1.9 | - |
| Inter-Bank Funds | | | |
| | Leasing Corficolombiana S. A. | 11,106.5 | - |
| Accounts Payable | | | |
| | Colombiana de Licitaciones y Concesiones Ltda. | 467.1 | 295.9 |
| | Estudios, Proyectos e Inversiones de los Andes s.a. | 252.0 | 437.4 |
| | Fiduciaria Corficolombiana S. A. | 43.3 | - |
| | Leasing Corficolombiana S. A. | - | 5.9 |
| | Proyectos de Infraestructura S.A. | 0.8 | - |
| | Banco Popular S. A. | 1,930.4 | 3,068.6 |
| | Leasing de Occidente S.A. | 24.5 | 57.6 |
| | Fiduciaria Bogotá S.A. | 45.1 | 38.2 |
| | Seguros de Vida Alfa S. A. | 4.0 | - |
| | Hoteles Estelar S. A. | 13.8 | 23.1 |
| | Plantaciones Unipalma de los Llanos S. A. | 3.5 | 3.4 |
| | Industrias Lehner S.A. | 0.6 | 0.2 |
| Operating Revenue | | | |
| | Banco Corficolombiana S. A. (Panamá) | 299.2 | - |
| | Casa de Bolsa Corficolombiana S. A. | 3,367.1 | 288.5 |
| | Leasing Corficolombiana S. A. | 5,954.5 | 7,356.0 |
| | Leasing de Occidente S.A. | 12,453.1 | 10,937.9 |
| | Fiduciaria Corficolombiana S. A. | 3,539.9 | 3,537.9 |
| | Fiduciaria de Occidente S.A. | 277.7 | 279.1 |
| | Banco Popular S.A. | - | 38.7 |



Continue...

| | | |
|---|---|---|
| Proyectos de Infraestructura S.A. | 15,636.5 | - |
| Colombiana de Licitaciones y Concesiones Ltda. | 2,251.9 | 1,016.8 |
| Estudios, Proyectos e Inversiones de los Andes s.a. | 11,300.3 | 9,186.1 |

| | June | December |
|---|---|---|
| Hoteles Estelar S. A. | 2,542.0 | 2,510.7 |
| Huevos Oro Ltda. | - | 5.2 |
| Lloreda S. A. | 90.0 | 15.1 |
| Leasing Bogotá S.A. | 56.5 | - |
| Concesionaria Vial de los Andes S.A. | 51.3 | 51.9 |
| Organización Pajonales S. A. | - | 12.5 |
| Plantaciones Unipalma de los Llanos S. A. | 1,347.2 | 1,097.1 |
| Promotora y Comercializadora Turística Santamar S. A. | - | 0.8 |
| Proyectos de Infraestructura S. A. | - | 15,155.7 |
| Tejidos Sintéticos de Colombia S. A. | - | 8.6 |
| Valora S. A. | - | 11.6 |
| Industrias Lehner S.A. | - | 12.5 |
| **Non Operating Revenue** | | |
| Banco Corficolombiana S. A. (Panamá) | 21.4 | 21.5 |
| Casa de Bolsa Corficolombiana S. A. | 15.9 | 98.7 |
| Estudios Proyectos e Inversiones de los Andes S.A. | 24.6 | - |
| Fiduciaria Corficolombiana S. A. | 66.5 | 75.5 |
| Hoteles Estelar S.A. | 29.8 | - |
| Leasing Corficolombiana S. A. | 117.6 | 31.7 |
| Lloreda S.A. | 3.2 | - |
| Banco Av Villas S. A. | - | 1.1 |
| Colombiana de Licitaciones y Concesiones Ltda. | - | 23.3 |
| Pizano S. A. en restructuración | - | 6.152.5 |
| Proyectos de Infraestructura S. A. | - | 2.2 |
| Plantanciones Unipalma S.A. | - | 0.7 |
| Promotora y Comercializadora Turistica Santamar S.A. | - | 3.3 |
| Tejidos Sintéticos de Colombia S. A. | - | 0.1 |
| Valora S. A. | 70.0 | 1.3 |
| Seguros de Vida Alfa S.A. | 2.2 | - |
| **Operating Expenses** | | |
| Casa de Bolsa Corficolombiana S. A. | 449.4 | 511.1 |
| Fiduciaria Corficolombiana S. A. | 372.0 | 8.0 |
| Leasing Corficolombiana S. A. | 860.1 | 692.1 |
| A Toda Hora S. A. | 20.9 | 16.6 |
| Leasing de Occidente S.A. | 842.3 | 583.2 |
| Fiduciaria Bogotá S.A. | 230.4 | 265.4 |
| Banco Popular S.A. | - | 961.8 |
| Banco Av Villas S.A. | - | 485.7 |
| Seguros Alfa S. A. | 33.0 | - |
| Colombiana de Licitaciones y Concesiones Ltda. | 841.2 | 511.4 |
| Estudios, Proyectos e Inversiones de los Andes S.A. | 604.8 | 969.9 |
| Industria Lehner S.A. | - | 0.2 |
| Proyectos de Infraestructura S.A. | 3.1 | - |
| Plantaciones Unipalma de los Llanos S. A. | 26.0 | 23.5 |
| Proyectos de Energía S. A. | - | 0.8 |
| Promotora y Comercializadora Turistica Santamar S.A. | 28.2 | 338.2 |



Continue...

| | | |
|---|---|---|
| Valora S.A. | 1.0 | - |
| Hoteles Estelar S.A. | 107.3 | - |
| Seguros de Vida Alfa S.A. | 33.0 | - |

| | June | December |
|---|---|---|
| **Debtor Memorandum Accounts** | | |
| Colombiana de Licitaciones y Concesiones Ltda. | 3,021.1 | 2,390.5 |
| Banco Corfivalle Panamá | 11,709.0 | 461.1 |
| Banco Popular S.A. | - | 961.8 |
| Banco AvVillas | 210.4 | 685.0 |
| Casa de Bolsa Corficolombiana S.A. | 10,467.7 | 10,929.3 |
| Fiduciaria Corficolombiana S.A. | 29,115.2 | 110.8 |
| Fiduciaria Bogotá S.A. | 230.4 | 265.4 |
| Fiduciaria de Occidente S.A. | 2,858.0 | 2,602.9 |
| A. T. H. A Toda Hora S.A. | 20.9 | 16.6 |
| Estudios, Proyectos e Inversiones de los Andes S.A: | 13,561.2 | 22,049.4 |
| Hoteles Estelar S. A. | 17,021.3 | 22,189.1 |
| Huevos Oro Ltda. | - | 523.2 |
| Leasing Corficolombiana S. A. | 58,502.7 | 54,660.7 |
| Leasing de Occidente S.A. | 96,835.4 | 101,108.2 |
| Lloreda S. A. | 19,049.3 | 19,049.3 |
| Organización Pajonales S.A. | 6,196.8 | 6,196.8 |
| PIzano S.A. en restructuración | 1,836.0 | 1,836.0 |
| Plantaciones Unipalma de los Llanos S. A. | 2,216.1 | 279.7 |
| Promotora y Comercializadora Turística Santamar S. A. | 80.8 | 80.8 |
| Proyectos de Infraestructura S. A. | 17,933.6 | 27,499.7 |
| Seguros Alfa S.A. | 33.0 | 400.1 |
| Seguros de Vida alfa S.A. | 33.0 | 31.8 |
| Tejidos Sintéticos de Colombia S. A. | 1,432.9 | 2,649.0 |
| Concesionaria Vial de los Andes S.A. | 51.3 | 94.1 |
| Valle Bursátiles S. A. | 1.7 | 38.5 |
| Valora S. A. | - | 3,813.5 |
| Valores de Occidente S.A. | - | 1,326.2 |
| **Creditor Memorandum Accounts** | | |
| Fiduciaria Corficolombiana S. A. | 12,631.9 | 11,973.8 |
| Fiduciaria Bogotá S.A. | 45.1 | 38.2 |
| Fiduciaria de Occidente S.A. | 1,187.6 | 1,119.1 |
| Casa de Bolsa Corficolombiana S.A. | 3,800.9 | 5,979.8 |
| Huevos Oro Ltda. | - | 1,212.8 |
| Leasing Corficolombiana S. A. | 37,359.6 | 46,615.1 |
| Leasing Bogotá S.A. | - | 69.7 |
| Leasing de Occidente S.A. | 42,379.8 | 26,694.0 |
| Promotora y Comercializadora Turística Santamar S. A. | 15,8 | 21.5 |
| Seguros de Vida Alfa S.A. | 6.2 | 5.1 |
| Valores de Occidente S.A. | 785.1 | 931.3 |
| Valle Bursátiles S.A. | - | 7.3 |
| Banco Corficolombiana Panamá | 454.9 | 476.6 |
| Banco Popular S.A. | 1,930.4 | 3,107.3 |
| Banco AvVillas | 23.1 | 17.9 |
| Concesionaria Vial de los Andes S.A. | 3.000.0 | 3.000.0 |
| Industrias Lehner S.A. | - | 2.1 |
| Tejidos Sintéticos de Colombia S.A. | 90.7 | 1.0 |



Continue...

**(c) Operations Carried Out with Members of the Board of Directors and Legal Representatives**

| June 2008 | Board of Directors | Legal Representatives |
|---|---|---|
| Assets | $ - | $ 84.0 |
| Liabilities | 241.9 | 24.0 |
| Revenue | - | 4.1 |
| Expenses | 117.2 | 7.3 |

| December 2007 | Board of Directors | Legal Representatives |
|---|---|---|
| Assets | $ - | $ 45.9 |
| Liabilities | 249.4 | 40.4 |
| Revenue | - | 1.1 |
| Expenses | 104.2 | 10.7 |

**(d) Operations carried out with Stockholders who own less than 10% of the Capital Stock that had operations greater than 5% of the technical equity as of June 30, 2008 for $ 67,253.5**

| % Part. | Nit | Stockholder | Type | Oper. | Rights | Obligation |
|---|---|---|---|---|---|---|
| 2.74% | 800,224,827 | FONDO DE PENSIONES OBLIGATORIAS HORIZONTE | Forward | Purchas | 134,611.4 | 123,019.9 |
| | | | Forward | Sale | 108,281.6 | 115,381.2 |
| | | | | | **242,893.0** | **238,401.1** |
| 2.93% | 800,224,808 | FONDO DE PENSIONES OBLIGATORIAS PORVENIR | Forward | Purchas | 67,305.7 | 60,217.6 |
| 0.06% | 830,038,885 | VALOREM S.A. | Forward | Purchas | 310,671,9 | 273,697.3 |
| 0.00% | 860,007,660 | BANCO DE CREDITO | Forward | Sale | 85,208.0 | 89,420.4 |

**Operations Carried Out with Stockholders that own less than 10% of the Capital, with operations greater than 5% of the technical equity as of December 31, 2007 of $64,087.2**

| % Part. | Nit | Stockholder | Type | Oper. | Rights | Obligation |
|---|---|---|---|---|---|---|
| 1.97% | 800,224,827 | FONDO DE PENSIONES OBLIGATORIAS SANTANDER | Forward | Purch | 110,811.8 | 110,887.5 |
| | | | Forward | Sale | 70,989.7 | 70,516.6 |
| | | | | | **181,801.5** | **181,404.1** |
| 2.61% | 800,227,940 | FONDO DE PENSIONES OBLIGATORIAS COLFONDOS | Forward | Purch | 80,590.4 | 82,230.9 |
| | | | Forward | Sale | 33,070.5 | 32,236.2 |
| | | | | | **113,660.9** | **114,467.1** |
| 2.74% | 800,224,827 | FONDO DE PENSIONES OBLIGATORIAS HORIZONTE | Forward | Purch | 125,663.2 | 124,428.7 |
| | | | Forward | Sale | 49,941.5 | 50,376.2 |
| | | | | | **181,801.5** | **181,404.1** |



Continue...

## (23) Operating Revenue

The following is the detail of other operating revenue:

| | | June | | December |
|---|---|---|---|---|
| Dividends and participations | | | | |
| Epiandes S.A. | $ | 11,279.4 | $ | 9,165.2 |
| Promigás S.A. | | 12,392.0 | | 10,747.4 |
| Proyectos de Infraestructura S.A | | 15,635.6 | | 15,144.1 |
| Leasing Corficololombiana S.A. | | 5,068.1 | | 6,612.4 |
| Leasing de Occidente S.A. | | 10,924.9 | | 8,782.1 |
| Sociedad de Inversiones en Energía | | 3,085.4 | | 3,035.1 |
| Concecol Ltda. | | 2,231.0 | | 949.3 |
| Casa de Bolsa Corficolombiana S.A. | | 3,237.8 | | 144.5 |
| Fiduciaria Corficolombiana S.A. | | 2,778.6 | | 3,154.1 |
| Concesionaria Tibitoc S.A | | 925.3 | | 1,129.8 |
| Banco Corfivalle Panamá | | 299.2 | | - |
| Hoteles Estelar | | 2,541.9 | | 2,499.4 |
| Unipalma | | 1,347.1 | | 1,090.6 |
| Empresa de Energía de Bogotá | | 11,396.7 | | 1,713.6 |
| Gas Natural | | 3,240.9 | | - |
| Estudios y Desarrollos de infraestructura | | - | | 396.0 |
| Colombina S.A. | | 1,706.0 | | - |
| Mineros S.A. | | 1,425.8 | | - |
| Aerocali S.A. | | 883.2 | | - |
| Tablemac | | 603.8 | | - |
| Colombiana de Extrusión | | 685.8 | | - |
| Other | | 1,904.9 | | 345.8 |
| | $ | 93,593.4 | $ | 64,909.4 |
| Other | | | | |
| Repo operations profit short position | | 5,216.2 | | - |
| Reimbursement Accounts Receivable provision | | 3.0 | | 272.9 |
| Reimbursement Loan Portfolio Provision | | - | | 1.8 |
| Sundry Revenues | | 177.7 | | 2,227.2 |
| | $ | 5,396.9 | $ | 2,501.9 |

## (24) Operating Expenses - Other

| | | | | |
|---|---|---|---|---|
| Repo operations losses short position | $ | 4,813.4 | $ | - |
| Fees | | 1,963.8 | | 6,857.8 |
| Taxes (1) | | 13,847.0 | | 3,314.1 |
| Rentals/Leasing | | 1,372.7 | | 932.1 |
| Contributions and affiliations | | 737.5 | | 1,075.2 |
| Insurance | | 1,914.7 | | 1,795.2 |
| Maintenance and repairs | | 947.3 | | 776.5 |
| Office Adapting and installation | | 76.8 | | 91.2 |
| Sundry: | | | | |
| Cleaning and vigilance services | | 360.6 | | 359.6 |
| Temporary services | | 284.6 | | 336.3 |
| Advertising and propaganda | | 779.4 | | 734.2 |



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| | | | | |
|---|---|---|---|---|
| Public relations | | 101.8 | | 111.0 |
| Public utilities | | 641.9 | | 706.3 |
| Travel expenses | | 188.1 | | 190.7 |
| Transportation | | 590.6 | | 676.0 |
| Implements and stationary | | 147.3 | | 182.3 |
| Operation expenses consortium | | - | | 123.3 |
| Donations | | 1.5 | | 110.2 |
| Loss in Investment Liquidation(2) | | - | | 2,198.3 |
| Subscriptions and notices | | 687.3 | | 778.7 |
| Mail posts | | 54.6 | | 44.5 |
| Loss in Investment Liquidation(1) | | 254.2 | | 265.4 |
| Subscriptions and notices | | 27.2 | | 32.0 |
| Mail posts | | 28.0 | | 0.8 |
| Loss in Investment Liquidation(1) | | 79.7 | | - |
| Deductible VAT pro-rating | | 14.6 | | (123.8) |
| Connection service | | 327.7 | | 280.9 |
| Miscellaneous | | 1,161.4 | | 571.7 |
| | $ | 31,403.7 | $ | 22,420.5 |

(1) As of June 30, 2008, this item includes equity tax causation for $10,149.7
(2) As of December 31, 2007 it corresponded to the liquidation of the investment Promotora Inmobiliaria la Esperanza $2,196.4

## (25) Other Provisions

| | | | | |
|---|---|---|---|---|
| Goods received in payment | $ | 15.5 | $ | 73.3 |
| Other Assets | | 21.2 | | 113.3 |
| Available | | 69.9 | | 3.0 |
| | $ | 106.6 | $ | 189.6 |

## (26) Non Operating Revenue

| | | | |
|---|---|---|---|
| Profit in the sale of: | | | |
| Goods received in payment | $ | 3,118.4 | 4,673.9 |
| Property and Equipment | | 357.5 | 1,006.8 |
| Leasing | | 333.9 | 194.2 |
| Reimbursements: | | | |
| Penalised goods | | 1,023.8 | 2,712.4 |
| Provision reimbursements: | | | |
| Investments (1) | | 8,997.1 | 19,155.0 |
| Property and equipment | | - | 300.0 |
| Restitution realisable and received goods | | 18.3 | 17.3 |
| Other provisions | | 1,167.7 | 47.2 |
| Other restitutions | | 1,626.6 | 7,589.6 |
| Other Assets | | 0.6 | 217.0 |
| Sundry | | | |
| Revenue goods received in payment | | 133.9 | 77.8 |
| Other (2) | | 25,038.5 | 16,543.2 |
| | $ | 41,816.3 | 52,534.4 |

(1) As of June 30, 2008 this item included among other values, the following: Aerocali for $3,356.8, Compañía de Aguas de Colombia for $827.7, Bonos Emcali for $4,669.9. As of December 31, 2007 it included, among other values the restitution of the provision Proyectos de Energía S.A. for $7,830.0 product of the merger as it is explained in note 3.



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(2) As of June 30, 20808 this item included among other values; Causation of Equity B Fidubogota Patrimonio Autonomos $23,383.4..As of December 31, 2007 it included among other values, the following: Revenue generated by the merger between Corficolombiana with Proyectos de Energía S.A.$4,856.5, Profit in the sale of trust rights Melendez 651-1 y Fideicomiso ciudad de Lili B for$5,858.6, Ingresos Fidubogota Patrimonios Autonomos $4,750.3.

## (27) Income Tax

The following is the conciliation between book profit and estimated taxable income:

| | | June | December |
|---|---|---|---|
| Profit-loss before income tax | $ | 101,761.3 | $ 128,930.4 |
| Plus (less) entries that increase (decrease) fiscal profit: | | | |
| Dividends not accrued in books | | 6,763.3 | 74,980.9 |
| Revenue valuation variable revenue investments | | (6,646.5) | (6,963.8) |
| Non deductible provisions that constitute temporary difference | | 2,176.7 | 2,277.2 |
| Non deductible taxes ( GMF ), equity tax | | 12,555.3 | 1,991.3 |
| Industry and commerce tax and others | | 89.6 | (93.7) |
| Expenses from other terms and other non deductible expenses | | 1,459.0 | 45,772.9 |
| Loss on sale of real estate and stock | | 0.5 | 13.0 |
| Imputable expenses non taxed revenues | | 2,718.9 | 2,024.9 |
| Deferred income declared in previous years | | (835.3) | (1,032.8) |
| Non taxable dividends and participations | | (95,788.3) | (126,323.9) |
| Difference for valuation of marketable investments fixed yield | | (21,867.3) | 44,457.9 |
| Restitution provisions not deducted in former years | | (10,215.5) | (61,445.7) |
| Other non levied revenue | | (6.9) | - |
| (Loss) Estimated revenue | | (7,835.7) | 104,588.6 |
| Compensation fiscal credits/loans | | - | (104,588.6) |
| Presumptive income applicable | $ | 25,468.2 | $ 31,133.6 |
| Exempt income | | (2,482.3) | - |
| Taxable Base | | 22,985.9 | 31,133.6 |
| Income Tax (*) | | 7,585.3 | 10,585.4 |
| Total Income tax estimated year | | 7,585.3 | 10,585.4 |
| Income Tax Required | | 3,822.7 | 5,545.5 |
| Provision Excess or (defect) | | 627.1 | 22.5 |
| Total expense income tax | $ | 4,449.8 | 5,568.0 |

(*) Percentage income tax for the taxable year 33% 34%

As of December 31, 2007, fiscal values of Proyectos de Energía S.A. (absorbed company) according to note 3 are included.

Income Tax Returns for years 2005 and 2006 are definitive; that of 2007 is subject to review by DIAN (National Direction of Taxes and Customs).

As of June 30, 2008, the Corporation owns re-adjusted presumptive income excesses on ordinary income, pending to be compensated for $133,243.2.



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## (28) Assets Weighed by Risk Level – Technical Equity

According to Decree 1720 of 2001, technical equity can not be less than nine per cent (9%) of assets in local and foreign currency, weighed by risk level. Individual compliance is verified monthly and each half year in a consolidated way with its agencies and subsidiaries.

Risk asset rating in each category is made applying percentages determined by the Superintendence of Finance to each asset item, contingent accounts, fiduciary businesses and trust mandates established in Plan Único de Cuentas (Mandatory Chart of Accounts).

As of June 30, 2008 and December 31, 2007, the ratio achieved by the Corporation was of forty eight point seventy seven (48.77%) and fifty one point eleven per cent (51.11%) respectively.

## (29) Contingencies

With respect to the existence of three supposed CDTs (Term Deposit Certificates) of Corporaci6n Financiera del Valle S.A. with numbers 159743, 159744 and 159745, dated February 17, 1989, for an amount of $58'5 each, we inform:

1. That such securities do not appear as recorded in the Corporation accounting.

2. That with respect to facts related to those securities, the Criminal Court of the Supreme Court of Justice did not pronounce on their existence and validity. Thus it was recognised by the Civil Cassation Court in protection judgement on February 26 of 2008, subsequently confirmed by the Civil Cassation Court of the Supreme Court of Justice by means of decision of April 7 of the same year, when it stated that: *"(...)the legal debate was not about the issue of Validity or exception of the securities over which the considered criminal activity fell on (...)"*

## (30) Assets and Liabilities Management

According to resolution 001 of January 2, 1996 and external Circular Letter 024 of March 1996 of the Superintendence of Finance, whereby the criteria and procedure by which credit institutions must identify, measure, evaluate and control their exposition to liquidity risks, interest rate and rate of exchange, a study is presented on exposure levels of the Corporation.

Following are the main accounts that affect the Corporation's liquidity GAP in a maturity corresponding to 12 months:

| | | June | | December |
|---|---|---|---|---|
| Available | $ | 122,323 | $ | 83,766 |
| Inter Bank Funds | | 168,027 | | 167,378 |
| Negotiable Investments | | 393,267 | | 392,540 |
| Non Negotiable Investments | | 653,779 | | 651,873 |
| Accounts Receivable | | 24,011 | | 20,202 |
| Derivatives | | (11,963) | | 31,871 |
| Other Assets | | 15,536 | | 9,600 |
| Total Assets Positions | $ | 1,365,107 | $ | 1,357,231 |
| Cdt's | $ | 572,856 | $ | 368,050 |
| Savings Deposits | | 73,603 | | 120,925 |
| Other | | 5,128 | | 2,922 |
| Iner Bank Funds | | 348,285 | | 461,419 |
| Accounts Payable | | 68,656 | | 66,583 |
| | | June | | December |



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| | | | |
|---|---|---|---|
| Other Liabilities | | 2,661 | 2,556 |
| Estimated Liabilities and Prov. | | 4,845 | 27 |
| Total Liabilities Positions | $ | 1,075,993 | $ 1,022,484 |

According with External Circular Letter 018 of 2008 of the Superintendence of Finance of Colombia, that modified chapter VI of External Circular Letter 100 of 1995 "Regulations relative to Liquidity Risk Administration System - Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL)", that shall apply from 2009. The Corporation established a work chronogram to adjust itself to the new regulations and comply with them within the term established.

The Corporation, in accordance with in force regulations, calculates the market risk based on the standard model established by the Superintendence of Finance un External Circular Letter 009 of 2007 (Chapter XXI External Accounting and Financial Basic Circular Letter 100 of 1995).

| Methodology according to external circular letter 009 of 2007 | | | | |
|---|---|---|---|---|
| Risk per Modules | | | | |
| 1- Interest Rate | $ | 38,135 | $ | 31,997 |
| 2- Exchange Rate | | 3,509 | | 4,385 |
| 3- Stock price | | 6,878 | | 6,602 |
| 4- Joint Portfolios | | 1,141 | | 1,794 |
| Aggregated VeR | $ | 49,663 | $ | 44,778 |

## (31) Corporate Governance (Not audited)

Corporación Financiera Colombiana S.A., maintaining its policy of permanently having updated good corporate governance norms, has incorporated principles that rule the entity's good corporate governance and as the protection of the rights of stockholders and investors.

**Board of Directors and Top Management:** The Top Management and the Board of Directors determine strategies, policies, and risk profiles for the entity. The Board of Directors is permanently informed about the processes and businesses that the Corporation carries out. The Board of Directors approves limits for credit granting and of exposition to market risks, liquidity and credit risk administration for the different Corporation businesses. The Executive Vice-Presidency is the area in charge of identifying, managing, measuring and controlling risks inherent to treasury operations and other businesses of the entity. This area is in charge of generating risk control mechanisms and reporting to the Top Management and the Board of Directors risk exposures the Corporation might have.

**Policies and Function Division:**
Risk management policies are approved by the Board of Directors according to the different business lines of the Corporation. It counts on specific elements for each type of risk (credit market, liquidity and operating) and a strict compliance follow-up is made by the Risk Management Office, are under the Executive Vice-Presidency.

**Reports to the Board of Directors:** The Board of Directors is permanently informed on risk exposures of the different businesses conducted by the Corporation.

A monthly report with a detailed description of the transactions carried out by the currency desk, business results, risk levels, and compliance with the limits established, if any, is presented to the Board of Directors. Transactions with related parties are submitted to the Board of Directors for consideration.

The risk department controls the limits of maximum portfolio positions, maximum losses, and value at risk, and reports them on a daily basis to the Top Management of the Corporation.



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**Technological Infrastructure:** An adequate technological infrastructure is available for the Corporation that allows it to efficiently support transaction requirements during its day-to-day operations, including adequate control and auditing mechanisms for risk control and generation of information tools that make information management in the organisation easier.

**Methodology for Risk Measurement:** Corporación Financiera Colombiana is classified as a financial entity and due to its business role in the different fronts where it concentrates (currency desk products, funds placement, asset management, variable income investments, etc.) it is exposed to a variety of risks generated by the evolution of the environment in all the dimensions.

Based on the aforementioned, it is clear that risk management has become the determinant factor to achieve one of the objectives of Corficolombiana, the obtainment of a satisfactory profitability for its stockholders and it is therefore within the very definition of each and every institutional strategy and the procedure for decision-making on all businesses and activities of the Corporation.

The Corporation defined that the risk management process must comply with the following stages:

RISK IDENTIFICATION: Risks associated to each of the products are determined. The entity looks for undue concentration of risks and implements new technologies for risk management.

RISK MEASUREMENT: Measurement and management processes for the different risks are determined. Monitoring systems must operate precisely and cover all defined aspects to make the management process easy. Risk measurement involves availability of experienced human resources and technical tools for the quantification of risks inherent to each business.

LIMIT ASSIGNMENT: Limits are determined for each risk separately (market, credit and/or counterparty, operating and liquidity) although they are related among them. The administration evaluates and defines the limits based on the disposition to assume risks and the capacity of the institution to absorb losses.

LIMIT MEASUREMENT AND CONTROL: Position values must be permanently revised against the limits and any excess observed must be timely reported to the top management in order to take all corrective actions necessary. Evaluations and measurements on different time basis are conducted in accordance with the needs of each business line.

GENERATION OF REPORTS: As defined by the Board of Directors and the different risk departments, reports shall be presented from time to time. Reports shall include information with respect to the present risk exposition compared to limits established, and considering them as essential elements for decision making.

Existing methodologies identify and measure the different types of risk the Corporation faces in its activity, and this is how the methods mentioned and explained in detail in these notes to the financial statements operate.

**Organisational Structure:** The Corporation has defined an organisational structure through its Board of Directors that shall watch over an adequate risk management. Thus, the Executive Vice-President Office is in charge of building a strong risk culture within the organisation, always pursuing the obtaining of an integrated risk vision that, in addition, covers Corficolombiana's financial affiliates. The Executive Vice-President Office is in charge of Risk Management and the Credit Risk Management, and has the purpose of promoting, leading, and controlling the execution of risk policies approved, through the compliance with the risk management strategy outlined, using the risk management process previously defined.

In the structure of the Corporation there is independence between negotiation, risk control and operation accounting areas. Each of these tasks is assigned to different function areas that report to different Vice-Presidencies of the Corporation as follows:

| Responsibility | Area | Reports to: |
|---|---|---|
| Negotiation | Treasury Vice Presidency | Presidency |



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| | | |
|---|---|---|
| | Commercial Vice Presidency | Presidency |
| | Investment Bank Vice Presidency | Presidency |
| | Investment Portfolios Vice Presidency | Presidency |
| | Investments Vice Presidency | Presidency |
| Control | Risk Management | Executive Vice Presidency |
| | Credit Risk Management | Executive Vice Presidency |
| Accounting | Treasury Operations Management | Operations Vice Presidency |
| | Support Operations Management | Operations Vice Presidency |

**(3) Risk Disclosure**

**Objectives:**

The Corporation's treasury activities take place within a framework of limits and policies established by the Board of Directors and monitored and controlled by Risk Management. Decisions are taken within such framework from the permanent and continuous follow-up to economic variables of internal and external character. The aforementioned in order to maximise the relationship risk/return of managed portfolios, optimise the commercial relation return with the Corporation clients and capture the opportunities detected in the different markets where it intervenes:

- Internal Public Debt (as Market Creator)
- Private Debt
- Foreign Exchange
- Derivative instruments Local currency
- Derivative instruments in foreign currency

**Philosophy in Risk Taking**

In order to assure that treasury activities are in accordance with objectives and strategies of the Corporation, the Board of Directors exercises a permanent monitoring of the risk profile, with a follow-up of treasury positions, Market Risk limits, Credit Risk, Liquidity Risk and Operating Risk limits..

The philosophy of risk assumption is consistent with the assets and liabilities management general policies and considers aspects as economic analysis, technical analysis, fundamental analysis and the effect of changes in the environment in the bank book and the treasury book.

**EVALUATION:**

The Corporation's market risk is measured through the different analysis made, based on recognised techniques for financial risk management, with the purpose of controlling loss levels to which the Corporation may be exposed in its financial asset investments due to the volatility in the markets on which it may participate.

Based on the aforementioned, the following limit scheme operates considering the risk profile of the entity:

**I. Market Risk**

**1. Pesos Portfolio Position**

**Limits to negotiable investments portfolio:** The nominal value of the position in public debt securities is limited taking into consideration its rate characteristics: fixed or variable, and according to maturity. In the



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same manner the position is limited in negotiable securities different to public debt, taking into account the same aspects above mentioned and the corresponding issuer limits.

**Limits to available for sale investments portfolio:** The nominal value of the position in public debt securities is limited taking into consideration maturity and the contractual, financial, and operating capacity of the Corporation.

**Limits to investments held to maturity:** The nominal value of the position in public debt securities is limited taking as criteria, maturity and the contractual, financial, and operating capacity of the Corporation.

**2. Dollar Portfolio Position**

**Limits to negotiable investments portfolio:** The nominal value of the position in public debt securities (TES, TRM, and YANKEES) is limited according to maturity. In the same manner, the position in negotiable securities different to public debt will be limited taking into consideration the issuer limits approved and the maturity term.

**Limits to foreign-currency position:** The value of the Dollars position (Short or Long) is limited both in the "intraday" and in the "next-day", in accordance with the risk profile of the entity. In the same manner, positions in other currencies such as Swiss Franc, Sterling Pound, and EURO, are limited taking into consideration the very aforementioned aspects.

**3. Loss Limits**

**Daily P&L**: It is the main control tool that the middle office has to monitor treasury. Additionally, it is essential in the definition of the maximum losses authorised by the Board of Directors.

**VeR (Value at Risk):** With the purpose of establishing limits based upon recognized Risk Metrics methodologies for financial risk management and that are in agreement with the risk profile of the Corporation, the Board of Directors defined a VeR limit for Treasury transactions that allows estimating under "normal conditions" the risk assumed in the exchange and fixed-yield markets ("fixed income") where the Corporation concentrates its trading activities.

**MAT (management action trigger):** Is the maximum loss that the Corporation is willing to assume bearing also in mind the equity capacity and solvency of the institution. The MAT limits total losses to the amount of accrued and potential losses (VeR) associated to the current portfolio under normal conditions.

**MAT** = Profit 30 days + VeR

**Limit**: MAT = VeR

**Sensitivity Analysis (stress test):** The most appropriate scenarios were established to calculate stress tests, where, in addition to a "stress" with an increase of 200 basic points in the rates, the market crisis of August 2002 and of April 2004 are modelled to the current TES positions.

**II. Liquidity Risk**

The tool used for the liquidity risk is the liquidity GAP, according with external Circular Letter 042 of September 27, 2001, and on a weekly basis, the ALCO committee reviews the weekly flow to determine the liquidity profile of the Corporation in the current and subsequent weeks.

On the other hand, monitoring and control of internal limits established by the Board of Directors for both long and short term continued. Amongst the short-term ones, there is the MCO (Maximum Cumulative Outflow) that is the cash flow projected to 1, 7, and 30 days. Long-term indicators are MTF (Medium Term Funding) and CCP (Cash Capital Position). The first indicator limits the financing of long-term assets with short-term assets, and the second one limits the financing of illiquid assets (understood as those assets that the market does not receive as collateral in those cases where resources are required in the entity) with short-term resources.



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The Board of Directors established limits for each of these indicators that are reviewed on a daily basis by the Top Management and presented to the Board of Directors on a monthly basis. The indicators, according to their status, can place the entity under a normal, event, or crisis situation. The Board of Directors defines the contingency plans to be followed as a function of these statuses.

**III. Credit Risk**

The treasury area identifies negotiation and investment alternatives, which can be both in the real sector and in the financial sector. According with the result of the study conducted by this area, the request from the commercial area is subjected to the consideration of the respective instance, and a credit limit is established with a 1 year term to carry out transactions with such client.

Every issuer and/or counterparty must have a limit duly approved by the respective instance. Non-financial entity limits are assessed under the counterparty analysis process used by the Credit Risk Management and those of the financial sector are assessed under the Camel methodology in Risk Management.

**1. Counterparty Risk Categories**

Counterparty risk categories are standardized into four levels that allow optimising day-to-day businesses without generating additional wearing out in the attribution instances of the Corporation, or affecting the quality of risk decision-making.

Following is a description of risk categories from the highest to the lowest risk.

**Category 1**

Inter-bank short term loans, repos and/or investment in securities.

**Category 2**

Credit exposure in derivative fixed yield and foreign currency products.
Examples: Foreign currency forwards, securities forwards, options, swaps.

For derivative products, the risk limit to be approved by the corresponding instance is defined in accordance with the Future Potential Exposure that stipulates the factors applied on the nominal value of the contract as a function of the term and the underlying asset.

| Remaining Term | Fixed Yield | Type of Exchange |
|---|---|---|
| Up to 3 months | 5.2% | 10.6% |
| From 3 to 6 months | 7.4% | 15.0% |
| Greater than 6 months | 10.8% | 21.2% |

Use of the limit approved is also calculated based on the credit exposure of the derivative:

Credit Exposure = Replacement Cost (*) + Future Potential Exposure

(*) Replacement Cost is the greater value between the market value and zero (0).

It shall be understood as fixed rate derivative, the contract on which the underlying is a market interest rate or a fixed rate security independent from the issuer or the type of security.



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For the rate of exchange derivatives the above table shall be also used, independent from the foreign currency.

**Category 3**

Spot risk
Examples: Purchase – sale securities, foreign currency free delivery.

Over night risk.

**Category 4**

Category DVP or compensated
"Intraday" market risk

Note: approved limits may be used for products of the same category, observing time limit. Spot risk and over night risk may not be combined.

## IV. Operating Risk

The main improvements with respect to operating risk obtained in the first half year of 2008 are as follows:

- We defined the methodology for the monitoring phase, with which we built a follow-up indicators inventory that shall be measured from July, 2008.

- A virtual training tool was implemented that allowed training of 95% of the company officials in issues related to operating risk.

- We hired the services of the firm NASE to develop a business intelligence application that includes the qualitative management with the construction of risk maps for the entity; the qualitative management includes the generation of periodical reports on the evolution of risk events of the company with the corresponding follow-up to action plans and a third module related to risk monitoring through the recording of risk indicators that will allow to determine the operating risk trend. This application shall be available in August 2008.

- With respect to the operating risk data base, as of June 30, the data base had 101 records distributed as follows:

| Type of Event | # of records |
|---|---|
| Faults in processes | 63 |
| Faults in systems | 17 |
| Other | 21 |

| Process | # of records |
|---|---|
| Support | 38 |
| Strategic | 10 |
| Mission | 53 |

| Type of Loss | # of records |
|---|---|
| Type A | 18 |
| Type B | 78 |
| Type C | 5 |

The 18 events recorded type A amount $93.6 million.

- With respect to the Business Continuity Plan internal and external applications contingency tests were made and contingency protocols were tested with the Central Bank - Banco de la República, Deceval y Bolsa de Valores de Colombia (Colombia Stock Exchange). For the second half tests shall continue.

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**MANAGEMENT:**

**Board of Directors:** The board of directors is the sphere responsible for the approval of policies for treasury operations. It guaranties an adequate organisation, monitoring or follow-up of treasury activities. This responsibility includes setting limits for risk taking in those activities and adopting the necessary organisational measures to limit risks inherent to the treasury business.

The board of directors also approves policies, strategies and acting rules the entity shall follow in the development of treasury activities, as approving credit operations in legal currency and/or foreign currency, the market or markets where it may act, the procedures to measure, analyse, monitor, control and manage risks, and the limits of positions under risk in accordance with the type of risk, of business, of counterparty, of product, or of organisational area.

The board of directors has also faculties for approving the procedures to be followed when limits are exceeded or to face strong and unexpected changes in the market. This organism has also the responsibility of analysing and evaluating the type of management and accounting reports both internal and external.

**ALCO Committee:** The main functions are to establish and recommend the Board of Directors risk management policies, objectives, limits and procedures. To follow-up the risk management plan adopted, that shall include operation, follow-up and control procedures of tolerance levels to established risk. To monitor the limit compliance report and authorise excesses based on the attributions granted by the Board of Directors. To implement contingent action procedures in case of losses in maximum levels permitted and approve maximum variation values and variable limits for realizing sensitivities.

**Vice Presidency of Risk:** The Vice President of Risk reports to the Presidency and its main functions are to establish and recommend the board of directors risk management policies, objectives, limits and procedures for the administration of risks. To control compliance with portfolio, issuer and counterparty limits established by the board of directors and follow-up of financial institutions; At present the Executive Vice President is in charge of the Vice Presidency of Risk.

**Risk Manager:** The Risk Manager reports to the Vice Presidency of Risk and its main functions are to measure risks, verify compliance with established policies and limits, and make risk analysis. This area is also in charge of preparing reports on the compliance with policies and limits and exposure levels for the different risks.

There is an Operating Risk Director and one analyst who are in charge of developing the Sistema de Administración de Riesgo Operacional SARO (Operating Risk Management System) within the Corporation and financial subsidiaries.

There is also a risk co-ordinator and 3 analysts specialised in the different treasury risks as market, credit and liquidity risks who report to the Manager. It is important to mention that the legal risk is covered by the Legal Vice-Presidency.

Finally, there is a risk technical analyst who gives support in the preparation of measuring models for any type of risk.

MEASUREMENT:

During the first half of 2008 the treasury office of Corporación Financiera Colombiana S.A. generated net income before operating expenses and provisions for the sum of $15.345. The ratio income/risk taking the average VeR of 2008 indicates that the risk to which the Corporation is exposed to, is equivalent to less than one month of net income adjusted to the risk profile approved by the Board of Directors.

The VeR per risk module is as follows:

| **VALUE IN RISK PER MODULES** | **VeR** |
|---|---|
| **INTEREST RATES** | **$ 38,135** |



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| | | |
|---|---|---|
| **EXCHANGE RATES** | | **3,509** |
| **PRICE OF SHARES** | | **6,878** |
| **COLLECTIVE PORTFOLIOS** | | **1,078** |
| **VALUE IN TOTAL RISK** | **$** | **49,600** |

The Corporation defines the position in each financial asset as the portfolio inventory purchase commitments plus purchase commitments – sales commitments.

**1. Pesos Portfolio Position (amounts in million Pesos)**

Negotiable Investments Portfolio: The position as of June 30, 2008 was of $195.195

Value of Securities to be delivered in sale forwards: $1.999

Negotiable Portfolio Net position: negotiable portfolio plus purchase forwards minus sale forwards $193.196.

Investment Portfolio available for sale: As of the closing of June 30, 2008 this position was of $563.997

Investment Portfolio until maturity: As of June 30, 2008 the position was of $87.837

Interest rate Swaps: As of the closing of June 30, 2008 the position in the swaps portfolio is equivalent to $-257.

**2. Dollar Portfolio Position**

Negotiable investments portfolio: As of the closing of June 30, 2008 the position is of $96.900.

Value of Securities to be received in purchase forwards: $52.825

Value of Securities to be delivered in sale forwards: $3.828

Negotiable portfolio net position: negotiable portfolio plus purchase forwards minus sale forwards $145.897

Investments portfolio available for sale: As of the closing of June 30, 2008 this position is of $80.566

Investments portfolio up to maturity: As of June 30, 2008 the position was of $0

Position in foreign currency: As of the closing of June 30, 2008, the risk position in TRM (Market Representative Rate) is equivalent to US$-208.858,37.

Foreign currency forwards: As of the closing of June 30, 2008, the value of the foreign currency forwards portfolio is equivalent to $-10.159

OPCF Future Contracts: As of the closing of June 30, 2008, the value of the futures foreign currency portfolio is equivalent to $1.490

Foreign currency Options: As of the closing of June 30, 2008, the position in the foreign currency options portfolio is equivalent to $-13

**3. Loss Limits**

**I. Market Risk**



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Daily P&L: P&L 30 days at the closing of June 2008 presents a profit excluding operating expenses of approximately $15.345.

VeR (value at risk): Total VeR including the Pesos and Dollars desk positions at the closing of June 2008 is equivalent to approximately $ -1,909 confronted with the limit established by the Board of Directors of $ -7,101 .0.

MAT (management action trigger): At the closing of June 2008, the MAT amounts to approximately $384 approximately, confronted with the limit determined by the Board of Directors of $-7,101 .0.

Sensitivity Analysis (stress test):

| | Pérdida Estimada en | | |
|---|---|---|---|
| Portafolio ($MM) | 50 PBS | 100 PBS | 200 PBS |
| Negociables Pesos | 304.24 | 608.48 | 1,216.96 |
| Negociables USD | 170.14 | 340.28 | 680.56 |
| Disponible para la Venta Pesos | 17,237.94 | 34,475.87 | 68,951.74 |
| Disponible para la Venta USD | 3,763.30 | 7,526.61 | 15,053.21 |
| Al Vencimiento | N.A | N.A | N.A |

**Maximum, Minimum and Average Values**

The treasury portfolio during the first half of 2008 behaved as follows:

| PORTAFOLIO EN PESOS | MAXIMO | MINIMO | PROMEDIO |
|---|---|---|---|
| Inversiones Negociables | 244,621.02 | 72,118.87 | 153,029.99 |
| Inversiones Disponbles para la Venta | 784,968.34 | 362,178.09 | 581,851.10 |
| Inversiones Hasta el Vencimiento | 119,244.83 | 52,892.09 | 85,416.83 |
| Forward Compra Títulos | 0.00 | 0.00 | 0.00 |
| Forward Venta Títulos | 65.69 | 0.00 | 10.95 |
| **PORTAFOLIO EN USD** | | | |
| Inversiones Negociables | 117,563.92 | 72,181.09 | 94,382.09 |
| Inversiones Disponbles para la Venta | 80,566.30 | 51,213.08 | 60,157.74 |
| Inversiones Hasta el Vencimiento | 274.66 | 0.00 | 132.99 |
| Forward Compra Títulos | -9.90 | -1.20 | -0.23 |
| Forward Venta Títulos | -3.56 | 0.00 | -3.10 |
| **DERIVADOS** | | | |
| Forward Compra Divisas | -96,446.64 | 47,611.24 | -40,597.17 |
| Forward Venta Divisas | 121,183.01 | 76,865.77 | 63,986.03 |
| Contratos de Futuros OPCF | 4,236.95 | -143.69 | 319.71 |
| Swap de Tasa de Interes | -255.68 | 4,698.66 | 2,189.76 |
| Opciones de Divisas | -743.36 | 0.00 | -117.04 |



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**II. Liquidity Risk**

At the closing of June 2008, these indicators were within normality limits established. The MCO indicator (Maximum Cumulative Outflow) that defines the liquidity status of the entity for the 7 days term with normal minimum limit of $50,000 surplus presented by the end of the first semester the sum of $791.062.

**III. Credit Risk**

During the first half of 2008, treasury counterparty limits were assigned according to the aforementioned methodology and approved by the corresponding instances.

**CONTROL:**

The Control structure as a fundamental principle has the adequate function segregation between the activities of the front, middle and back office. Thus, treasury operations will develop within an organisational structure that contemplates the following areas and/or functions:

Front Office: Area directly in charge of the negotiation, relationship with clients and commercial aspects of treasury.

Middle Office: Area in charge, among other functions, of measuring risks, verifying compliance with established policies and limits, and conducting risk analyses. This area is also in charge of preparing reports on compliance with the policies and limits, and of exposition levels of the different risks inherent to treasury operations. It is also in charge of periodically reviewing and evaluating the financial instrument valuation and risk measurement methodologies.

Back Office: Is the area in charge of conducting the operating aspects of the treasury, such as closing, recording, and final authorisation of operations.

On the other hand, the Corporation has an on-line limits module that allows controlling risk exposures by counterparty in the different treasury businesses. Additionally, the Middle Office has the support of the limit modules of the different transactional systems: MEC and Set-Fx.

Due to the consolidation of risk controls, the treasury business is at present more stable, and there is a lower risk of potential losses due to the market, credit, and liquidity risks associated thereto, and a greater opportunity of reacting before adverse events.

On the other hand, in compliance with the provisions of the Superintendence of Finance of Colombia and applying good Corporate Government practices, Corficolombiana has an internal control system approved by the Board of Directors that allows the entity to carry its operations in a controlled manner and to reach its corporate goals.

General principles that inspire these guidelines are contained in the Code of Ethics and Conduct that includes behaviour guidelines expressly indicated by the Board of Directors with respect to the commitment expected from all employees with the internal control system, ethics in business, interest conflicts and handling of privileged information, among others.

In order to reinforce the internal control system and avoid market undue behaviours, the Corporation carries out annual training sessions with the purpose of divulging and reinforcing institutional guidelines on this issue, and making evaluations that allow Corficolombiana to determine the effectiveness of these principles, presenting the top management a summary of the results, in order to adopt the necessary improvements to reinforce the prevention and control system.



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## (33) Legal Controls

As of June 30, 2008 and December 31, 2007, the Corporation complied with each of its legal obligations and duties with respect to, among other things, own position, capital investments, technical equity, cash reserve, and in general, with all instructions given by vigilance and control entities as well as the legislative bodies.

## (34) Asset Laundering Risk

Asset laundering risk and financing of terrorism are understood as the possibility of economic loss or harm to the good name the Corporation could suffer should it be used directly or through its operations as an instrument for asset laundering or for canalising resources for terrorist actions or when the intention is to hide assets coming from said activities through the entity.

By virtue of the foregoing and being conscious of its compromise to fight against criminal organisations, the Corporation has adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business. This is why Corporaci6n Financiera Colombiana has an Asset Laundering and Financing of Terrorism Risk Administration System- SARLAFT, integrated by stages and elements that contain policies, procedures and methodologies for the identification, evaluation, control and monitoring of these risks Administration System and also knowledge of clients and its operations with the Corporation, market segments served, transaction monitoring, personnel training and co-operation with the authorities. This system is contained in the SARLAFT Manual approved by the Board of Directors and is administered by the Compliance Official who is responsible for constantly prevention mechanisms in order to establish their effectiveness and compliance by all the employees of the Corporation.

The SARLAFT was established by the Superintendence of Finance of Colombia by means of External Circular Letter 22 of April 19, 2007, and its modifications to External Circular Letters 61 of December, 2007 and June 26, 2008. By virtue of these modifications, the Corporation transformed the Integral System for Prevention of Asset Laundering SIPLA in the Asset Laundering and Financing of Terrorism Risk Administration System- SARLAFT, (Sistema de Administraci6n del Riesgo de Lavado de Activos y de la Financiaci6n del Terrorismo SARLAFT); therefore, the Board of Directors by recommendation of the management and the Compliance Official, approved in the second half of 2007 the corresponding up-dates to the SARLAFT Manual.

Supervision of controls to prevent these risks is done by the Compliance Official and his/her substitute. The administration and the Board of Directors also supervise through the reports presented by the Compliance Official. Additionally the Comptroller and Fiscal Auditor Offices make evaluations to verify is internal controls established are efficient to prevent the risk.



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CORPORACION FINANCIERA COLOMBIANA S.A.

# *Profit Distribution Project*
# *January - June*
# *2008*



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**CORPORACIÓN FINANCIERA COLOMBIANA S.A.**
**PROFIT DISTRIBUTION PROJECT**
**JUNE 30, 2008**

| | | | | |
|---|---|---|---|---|
| Profit before taxes | | | $ | 101,761,329,450.37 |
| Minus: tax provision | | | $ | 4,449,800,000.00 |
| Profit of the period after taxes: | | | $ | 97,311,529,450.37 |
| Liberate reserve future distributions (Taxable) : | | | $ | 161,777,766,951.03 |
| Profit at the disposal of the Assembly : | | | $ | 259,089,296,401.40 |
| Reserve on investments valuation Dec 2336 /95 | $ | 5,640,694,515.00 | | |
| Reserve for future distributions | $ | 133,449,311,314.13 | | |
| Dividend in cash of $510 per share on the 157.656.790 ordinary shares and the 10.680.570 preferential shares subscribed and paid as of June 30, 2008. This dividend shall be paid in six monthly instalments, within the first five days of each month and from October 2008. | $ | 85,852,053,600.00 | | |
| Dividend in shares of $202.85 per each share on the 157.656.790 ordinary shares and $202.85 per each share on the 10.680.570 preferential shares subscribed and paid as of June 30, 2008. This dividend shall be paid in shares, at 1 share for each 66,223163049 ordinary shares and 1 share with preferential dividend and with no right to vote, for each 66,223163049 preferential shares, subscribed and paid as of June 30, 2008. This payment of dividends shall be made on October 1, 2008, to whom is a shareholder at the time payment is enforceable according with in force regulations. To this effect, a total of up to 2.541.971 new shares, 2.380.690 ordinary shares and 161.281 preferential shares shall be issued (see note). Unit value of the shares that shall be delivered shall correspond to the average weighed price of the ordinary shares negotiated in the stock exchange in the week of July 21 to 25, 2008, $13.433,37 (1), of which $10 shall be posted in the capital account and $13.423,37 in the legal reserve account for bonus on share placement. | $ | 34,147,236,972.27 | | |
| **EQUAL AMOUNTS** | $ | 259,089,296,401.40 | $ | 259,089,296,401.40 |

(1) The daily average price of the share was taken from the INFOVAL report.

**NOTE: On the dividend to be distributed, the stockholders shall accept the payment made in shares. The stockholders who choose payment of this part of the dividend in shares (NON TAXABLE), shall so inform the Secretary General Office of the company at the latest on September 16, 2008, until 5:00 p.m. by means of a letter addressed to carrera 13 No. 26-45 piso 8 Secretary General Office of the company, to fax:2863300 extension 8711 of Bogota, or to the e-mail accionistascorficolombiana@corficolombiana.com, together with the RUT and the statement of being or not an income tax return deposer. Should the deposer keeps silence, this part of the dividend shall be paid to him in cash. (TAXABLE).**

**Stockholders who choose payment of dividends in shares, shall take into account that share fractions shall be paid in cash (TAXABLE) with charge to the reserve for future distributions. New shares delivered as product of profit distribution, shall not have the right to payment of dividend in cash on profits of the January-June 2008 period.**

**Stockholders entities under the vigilance of the Superintendence of Finance that by reason of the payment of dividends in shares they increase their stock participation exceeding legal limits, may accept payment in shares, understanding that receipt of stock that exceed their present participation shall be conditioned to the authorisation by the vigilance entity, that shall be requested and obtained by each shareholder.**



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# *FINANCIAL INDICATORS*



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## ANALYSIS OF FINANCIAL INDICATORS

### 1. Asset Quality Indicators

Bearing in mind that the Corporation has no intermediary operation, indicators analysed hereunder are basically related to goods received in payment and we see they present good behaviour as they continue to decrease and maintain an adequate coverage level.

### 2. Solvency Indicator

The level required by the Superintendence of Finance establishes as a minimum that the Technical Patrimony of financial intermediaries shall correspond to 9% of the value of the weighted assets by their level risk. The Corporation complies with the limits established, recording as of June 30, 2008 a solvency indicator of 48.77%.

### 3. Profitability and Efficiency Indicators

For the first semester of 2008, asset profitability was 5.76% and patrimony profitability was 10.98%, thus reflecting good results of the Entity.

The gross financial margin was 3.06%.

With respect to the indicator that relates administrative expenses with average assets it is 2.25% as of June 2008. To this respect the Corporation has been implementing policies that allow maintaining this indicator.

### 4. Annual growth measures

During the period between June 2007 and June 2008, deposits presented an increase of 20.56%. This growth reflects the funding structure stability of the Entity.

In the same period, equity increased in 25.39% where valorisation and non realised profit accounts made the biggest contribution.

The investments item presented as of June 2008 a 10.84% increase, vs. June of the former year, impacted by the growth of both variable income and fixed income investments.

In June 2008 the long term debt rating of the Corporation was modified to AAA, the maximum rating level, what means that the credit quality of the Corporation is very high and that risk factors are nearly nonexistent. Additionally, the short term debt rating was maintained as DP1+. Modification of the long term debt rating reflects the strengthening of the Corporation and the stability of its results.



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| | Jun-06 | Dec-06 | Jun-07 | Dec-07 | Jun-08 |
|---|---|---|---|---|---|
| **Balance** | | | | | |
| Total Assets | 3,263,539 | 3,241,965 | 3,112,424 | 3,400,097 | 3,469,099 |
| Total Net Portfolio | 47,436 | 38,081 | 89 | - | - |
| Total Investments | 2,469,255 | 2,391,671 | 2,416,534 | 2,679,552 | 2,678,410 |
| Total Portfolio Provisions | 9,352 | 9,307 | 2 | - | - |
| Total Deposits | 938,558 | 1,002,003 | 867,503 | 965,148 | 1,045,852 |
| Total Equity | 1,481,822 | 1,552,251 | 1,511,049 | 1,793,219 | 1,894,640 |
| **Averages Year Elapsed** | | | | | |
| Assets | 4,677,262 | 3,996,921 | 2,988,379 | 3,007,241 | 3,426,461 |
| Gross Portfolio | 1,606,781 | 890,139 | 39,669 | 21,381 | - |
| Equity | 1,518,670 | 1,509,022 | 1,509,551 | 1,542,187 | 1,820,546 |
| **Status of Results** | | | | | |
| Income Interests | 80,238 | 89,043 | 45,032 | 51,486 | 8,604 |
| Expenses Interests | 100,346 | 154,005 | 51,729 | 113,198 | 75,797 |
| **Interest Net Margin** | **(20,108)** | **(64,962)** | **(6,697)** | **(61,711)** | **(67,192)** |
| **Net income different to Interests** | **164,096** | **829,207** | **124,449** | **272,416** | **171,884** |
| Investments Valuation | (9,224) | 47,042 | (14,127) | (2,946) | 13,757 |
| Sale Profit or Loss, Investments Dividends | 69,706 | 679,171 | 99,103 | 195,033 | 140,619 |
| Financial Services | 8,801 | 29,559 | 5,258 | 13,800 | 2,428 |
| Sale Profit or Loss, Portfolio | 11,334 | 11,334 | - | - | - |
| Net Foreign Currency | 12,370 | (9,115) | (25,247) | (11,000) | (15,014) |
| Derivatives Net | 71,109 | 71,217 | 59,462 | 77,529 | 30,094 |
| Other | - | - | - | - | - |
| **Gross Financial Margin** | **143,988** | **764,245** | **117,752** | **210,705** | **104,691** |
| Administrative Expenses | (51,646) | (83,370) | (35,639) | (69,886) | (38,385) |
| **Operating Margin before provisions and depr.and amort.** | **92,342** | **680,874** | **82,113** | **140,819** | **66,307** |
| Net provisions | 32,433 | 13,618 | 7,091 | 35,033 | 10,954 |
| **Operating Margin before depr. And amort.** | **124,775** | **694,492** | **89,204** | **175,852** | **77,261** |
| Depreciations and Amortisations | (2,561) | (8,415) | (3,209) | (5,389) | (2,601) |
| Other Non Operating Income and Expenses | 4,851 | 11,812 | 24,308 | 45,679 | 27,102 |
| Income Tax | (12,519) | (25,065) | (5,040) | (10,480) | (4,450) |
| **Net Profit or Loss** | **114,547** | **672,825** | **105,263** | **205,662** | **97,312** |



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CORPORACION FINANCIERA COLOMBIANA S.A.

| | Jun-06 | Dec-06 | Jun-07 | Dec-07 | Jun-08 |
|---|---|---|---|---|---|
| **Asset Quality Indicators** | | | | | |
| Gross Portfolio | 56,788 | 47,388 | 91 | - | - |
| Non Productive Portfolio (CDE) | - | - | - | - | - |
| Outstanding Portfolio | - | - | - | - | - |
| Total Goods received in payment, Gross | 82,204 | 54,126 | 36,479 | 30,892 | 26,077 |
| Total Provisions of Goods received in Payment | (63,229) | (42,538) | (29,027) | (24,688) | (20,846) |
| Total Productive Assets by rating | 2,943,042 | 2,833,470 | 2,675,234 | 2,722,673 | 2,636,010 |
| Total Liabilities with cost | 1,647,979 | 1,558,593 | 1,512,823 | 1,509,765 | 1,481,275 |
| Total Non Productive Assets by rating | 98,385 | 169,930 | 89,968 | 63,404 | 89,282 |
| | | | | | |
| Gross Portfolio/Asset | 1.74% | 1.46% | 0.00% | 0.00% | 0.00% |
| In force Portfolio / Gross Portfolio | 100.00% | 100.00% | 100.00% | 0.00% | 0.00% |
| Outstanding Portfolio / Gross Portfolio | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| Rated Portfolio CDE / Gross Portfolio | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| Provisions / Gross Portfolio | 16.47% | 19.64% | 2.00% | 0.00% | 0.00% |
| Provisions / Outstanding Portfolio | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| CDE Provisions / Rated Portfolio CDE | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| Productive Assets by rating/ Liabilities with cost | 178.58% | 181.80% | 176.84% | 180.34% | 177.96% |
| Non Productive Assets by rating / Asset | 3.01% | 5.24% | 2.89% | 1.86% | 2.57% |
| Non Productive Assets by rating / Equity | 6.64% | 10.95% | 5.95% | 3.54% | 4.71% |
| BRP Net of provision/Total Asset | 0.58% | 0.36% | 0.24% | 0.18% | 0.15% |
| | | | | | |
| **Solvency Indicators** | | | | | |
| Equity / Assets | 45.41% | 47.88% | 48.55% | 52.74% | 54.61% |
| Solvency with VaR | 28.40% | 24.32% | 48.64% | 51.11% | 48.77% |
| | | | | | |
| **Liquidity Indicators** | | | | | |
| Net Portfolio/Assets | 1.45% | 1.17% | 0.00% | 0.00% | 0.00% |
| Net Portfolio/Deposits | 5.05% | 3.80% | 0.01% | 0.00% | 0.00% |
| | | | | | |
| **Profitability and Efficiency** | | | | | |
| Equity Loss (Equity/Social Capital + Capital Guaranty) | 1,013 | 1,008 | 914 | 1,084 | 1,126 |
| Annualised ROA (Profit/Average Asset year elapsed) | 4.96% | 16.83% | 7.17% | 6.84% | 5.76% |
| Annualised ROE (Profit/Average Equity year elapsed) | 15.65% | 44.59% | 14.43% | 13.34% | 10.98% |
| Average Asset/Financial Revenue | 9.28 | 2.66 | 6.05 | 3.83 | 3.74 |
| Asset/Equity | 2.20 | 2.09 | 2.06 | 1.90 | 1.83 |
| Gross Financial Margin / Average Asset year elapsed | 3.08% | 19.12% | 3.94% | 7.01% | 3.06% |
| Administrative Expenses / Gross Financial Margin | 35.87% | 10.91% | 30.27% | 33.17% | 36.66% |
| Administrative Expenses / Average Asset | 2.22% | 2.09% | 2.40% | 2.32% | 2.25% |
| Average profit of placements | 9.38% | 8.31% | 289.13% | 289.13% | 0.00% |
| Interest Expense / Productive Assets Annualised by rating | 3.41% | 5.44% | 1.93% | 4.16% | 2.88% |
| | | | | | |
| **Annual Growth Measures** | | | | | |
| Total Assets | -34.38% | -34.81% | -4.00% | 4.88% | 11.46% |
| Total Net Portfolio | -97.30% | -97.83% | -99.77% | -100.00% | -100.00% |
| Total Investments | -7.14% | -10.06% | 1.04% | 12.04% | 10.84% |
| Total Portfolio Provisions | -93.05% | -93.09% | -99.98% | -100.00% | -100.00% |
| Total Deposits | -54.97% | -51.93% | -13.42% | -3.68% | 20.56% |
| Total Equity | -2.47% | 2.17% | -2.65% | 15.52% | 25.39% |
| | | | | | |
| **L.P. Rating** | AA+ | AA+ | AA+ | AA+ | AAA |
| **C.P. Rating** | DP1+ | DP1+ | DP1+ | DP1+ | DP1+ |



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FILE No. 823437

RECEIVED

2008 OCT 10 P 12:34

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**RIDER 2**

- Spanish and English version of the **Minute No. 068** of the General Assembly Meeting of Common Shareholders.

FILE No. 823437

**ACTA No. 068**

En la ciudad de Bogotá D.C., a los cinco (05) días del mes de septiembre del año dos mil ocho (2008), siendo las 3:00 p.m., se reunió en la carrera 7 No. 26-20 piso 34 del Club de Ejecutivos, la Asamblea General Ordinaria de Accionistas y de Accionistas Preferenciales sin Derecho a Voto de la Corporación Financiera Colombiana S.A., previa convocatoria realizada en cumplimiento de los ordenamientos del artículo 31 de los Estatutos Sociales, por medio de aviso publicado en el Diario La República, edición No. 18.124 del día cuatro (04) de agosto de 2008, y en el Diario El País de la misma fecha.

El texto del aviso de convocatoria publicado fue el siguiente:

**"EL PRESIDENTE DE LA**
**CORPORACION FINANCIERA COLOMBIANA S.A.**
**SE PERMITE CONVOCAR**

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 05 de septiembre de 2008 a las 2:30 p.m., en la Carrera 7 No. 26-20, piso 34 del Club de Ejecutivos de la ciudad de Bogotá, para informarles sobre la realización de la Asamblea General Ordinaria de Accionistas.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas, referente al ejercicio económico Enero-Junio de 2008, que se realizará el 05 de septiembre de 2008 a partir de las 3:00 p.m., en la Carrera 7 No. 26-20 piso 34 del club de Ejecutivos de la ciudad de Bogotá.

Los Accionistas que no concurran personalmente, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa. Se precisa que dichos poderes no podrán otorgarse a personas vinculadas directa o indirectamente con la administración o con los empleados de la sociedad.

Los documentos que ordena la ley se encontrarán a disposición de los accionistas en las oficinas del Secretario General de la Corporación, durante los quince (15) días hábiles anteriores a la fecha de la celebración de la asamblea.

**JOSE ELÍAS MELO ACOSTA**
**Presidente**
**Bogotá, Agosto 4 de 2008"**



El Dr. **JOSE ELIAS MELO ACOSTA**, actúo como Presidente de la reunión, y como Secretario Ad-Hoc la Dra. **MARCELA ACUÑA RAMIREZ**, conforme el artículo 29 de los estatutos sociales.

El secretario informó a la asamblea que:

(i). En las oficinas de la dirección general de la CORPORACIÓN FINANCIERA COLOMBIANA S.A. estuvieron a disposición de los señores accionistas dentro del término legal, todos los documentos de ley.

(ii). En cumplimiento de precisas instrucciones de la administración, se ha dado acatamiento a lo establecido en la Resolución 116 del 27 de febrero de 2002 de la Superintendencia de Valores (hoy Superintendencia Financiera), relativa a la transparencia, independencia y equidad, que deben observar los representantes legales y funcionarios de la entidad, en la convocatoria y desarrollo de la asamblea general de accionistas.

## 1. VERIFICACION DEL QUORUM

El Secretario informó que se encontraban presentes o debidamente representadas 119.741.223 acciones ordinarias de las 157.656.790 acciones que tiene suscritas y pagadas la Corporación en esta clase de acciones, y 5.693.006 acciones con Dividendo Preferencial y sin Derecho a Voto de las 10.680.570 acciones que tiene suscritas y pagadas la Corporación en esta clase de acciones, lo que representa el 75.9506% y el 53.3025%, respectivamente, para un total de 125.434.229 del total de las acciones suscritas y pagadas, que representa el 74.5134% así:

**<u>Acciones Ordinarias</u>**

| ACCIONISTAS | # ACCIONES | REPRESENTADA |
|---|---|---|
| BANCO DE BOGOTA | 62.723.071 | Mario Alberto González C –Apoderado |
| BANCO DE OCCIDENTE | 22.392.293 | Wilson Abril Niño - Apoderado |
| FONDO DE CESANTIAS PROTECCION | 142.655 | Orlando Zarate Rueda-Apoderado |
| FONDO DE PENSIONES PROTECCION | 329.636 | Orlando Zarate Rueda -Apoderado |
| FONDO DE PENSIONES OBLIGATORIAS PROTECCIÓN | 12.094.097 | Orlando Zarate Rueda -Apoderado |
| FONDO DE CESANTIAS SANTANDER | 413.732 | Andrés Mauricio Gonzalez -Apoderado |
| FONDO DE PENSIONES SANTANDER | 3.288.571 | Andrés Mauricio Gonzalez -Apoderado |
| FONDO VOLUNTARIO DE PENSIONES SANTANDER | 10.922 | Andrés Mauricio Gonzalez -Apoderado |
| FONDO DE PENSIONES OBLIGATORIAS PORVENIR | 3.150.635 | Ana Marcela Florez Segura-Apoderado |
| FONDO DE CESANTIAS PORVENIR | 1.676.419 | Ana Marcela Florez Segura -Apoderado |
| KNEPPER AFANADOR ROBERTO | 92.459 | Personal |
| COMPAÑÍA DE SEGUROS BOLIVAR | 248.026 | Carlos Llano Perdomo – Apoderado |
| CAPITALIZADORA BOLIVAR | 40.977 | Ana María Roa Sarmiento - Apoderado |
| SEGUROS COMERCIALES BOLIVAR | 36.385 | Ana maría Roa Sarmiento -Apoderado |
| CORP. BANCO BTA PARA EL FTO DE LA EDUCACIÓN | 137.390 | Mario Alberto González C –Apoderado |
| FONDO DE CESANTIAS COLFONDOS | 347.751 | Rafael España Amador-Apoderado |
| FONDO DE PENSIONES OBLIGATORIAS COLFONDOS | 2.891.527 | Rafael España Amador-Apoderado |
| FONDO DE PENSIONES VOLUNTARIAS CLASS INV. DE COLFONDOS | 39.390 | Rafael España Amador-Apoderado |
| JOSE RICARDO RODRIGUEZ MESSIER | 218.978 | Personalmente |
| MARTINEZ OCAÑA LUIS HERNANDO | 5.147 | Personalmente |
| JARA ALBARRACIN MANUEL | 3.189.351 | Personalmente |
| ESCOBAR RODAS JOSE ALEJANDRO | 55.422 | Personalmente |
| MONTOYA MESTIZO JOHN ALEXANDER | 2 | Personalmente |
| FONDO DE PENSIONES Y CESANTIAS SKANDIA | 52.703 | Oscar Pardo Roa – Apoderado |
| FONDO DE PENSIONES OBLIGATORIAS SKANDIA | 1.262.555 | Oscar Pardo Roa – Apoderado |
| FONDO ALTERNATIVO SKANDIA | 13.286 | Oscar Pardo Roa – Apoderado |
| FONDO DE CESANTIAS HORIZONTE | 211.488 | Camilo Martinez Guzman- Apoderado |

| | | |
|---|---|---|
| FONDO DE PENSIONES HORIZONTE | 4.092.813 | Camilo Martinez Guzman - Apoderado |
| FONDO DE PENSIONES VOLUNTARIAS HORIZONTE | 15.543 | Camilo Martinez Guzman - Apoderado |
| CONSULTORIAS DE INVERSIONES | 562.996 | Harold Martinez Sandoval- Apoderado |
| | | |
| **Total Acciones** | **119.741.223** | |

**Acciones con Dividendo Preferencial y sin Derecho a Voto**

| ACCIONISTAS | # ACCIONES | REPRESENTADA |
|---|---|---|
| FONDO DE CESANTIAS PROTECCION | 145.247 | Orlando Zarate Rueda-Apoderado |
| FONDO DE PENSIONES OBLIGATORIAS PROTECCIÓN | 138.856 | Orlando Zarate Rueda-Apoderado |
| FONDO DE CESANTIAS SANTANDER | 94.372 | Andrés Mauricio Gonzalez -Apoderado |
| FONDO DE PENSIONES SANTANDER | 351.716 | Andrés Mauricio Gonzalez -Apoderado |
| FONDO VOLUNTARIO DE PENSIONES SANTANDER | 486 | Andrés Mauricio Gonzalez -Apoderado |
| FONDO DE PENSIONES OBLIGATORIAS SKANDIA | 25.613 | Oscar Pardo Roa – Apoderado |
| FONDO DE PENSIONES OBLIGATORIAS PORVENIR | 1.787.930 | Ana Marcela Florez Segura-Apoderado |
| FONDO DE PENSIONES VOLUNTARIAS PORVENIR | 752.276 | Ana Marcela Florez Segura-Apoderado |
| FONDO DE CESANTIAS PORVENIR | 246.375 | Ana Marcela Florez Segura -Apoderado |
| KNEPPER AFANADOR ROBERTO | 23.635 | Personalmente |
| COMPAÑÍA DE SEGUROS BOLIVAR | 44.917 | Carlos Llano Perdomo – Apoderado |
| CAPITALIZADORA BOLIVAR | 49.978 | Ana María Roa Sarmiento - Apoderado |
| FONDO DE PENSIONES OBLIGATORIAS COLFONDOS | 1.126.922 | Rafael España Amador-Apoderado |
| FONDO DE PENSIONES VOLUNTARIAS CLASS INV. DE COLFONDOS | 2.034 | Rafael España Amador-Apoderado |
| JOSE RICARDO RODRIGUEZ MESSIER | 327.531 | Personalmente |
| JARA ALBARRACIN MANUEL | 29.093 | Personalmente |
| FONDO DE CESANTIAS HORIZONTE | 15.858 | Camilo Martinez Guzman – Apoderado |
| FONDO DE PENSIONES HORIZONTE | 512.167 | Camilo Martinez Guzman - Apoderado |
| | | |
| **Total Acciones** | **5.693.006** | |

De conformidad con el anterior estado, hubo quórum suficiente para deliberar y decidir. También se encontraban presentes el Doctor Francisco Suárez gerente de la firma de revisoría fiscal Deloitte & Touche, y el Dr. Alfonso Rodríguez Azuero Vicepresidente Ejecutivo.

## 2. LECTURA Y APROBACIÓN DEL ORDEN DEL DIA

El Presidente sometió a consideración de la Asamblea el siguiente orden del día, el cual fue aprobado por unanimidad de los presentes:

1. Verificación del quórum
2. Lectura y aprobación del orden del día
3. Designación comisión para aprobación del acta.

4. Informe de gestión, estados financieros con corte 30 de junio de 2008, informe del revisor fiscal y aprobación.

4.1. Informe de gestión de la junta directiva y el presidente a la asamblea general ordinaria de accionistas correspondiente al ejercicio comprendido entre enero-junio de 2008.

4.2. Lectura de los balances de propósito general individual y consolidado al 30 de junio de 2008 y de los estados de resultados correspondientes.

4.3. Lectura de los informes que rinde el revisor fiscal acerca de los balances al 30 de junio de 2008 y de los estados de resultados.

4.4. Lectura del anexo que contiene la información exigida por el artículo 446 del código de comercio en su numeral 3.

4.5. Lectura de la información exigida por la circular 007 de 1996 de la superintendencia bancaria hoy superintendencia financiera. (comité de auditoría)

4.6. Consideración por parte de la asamblea de los balances de propósito general individual y consolidado al 30 de junio de 2008 y sus correspondientes estados de resultados.

5. Proyecto de distribución de utilidades.

6. Proposiciones y varios.

**3. DESIGNACION COMISION PARA APROBACION DEL ACTA.**

**PROPOSICION No. 1**

La Asamblea General Ordinaria de Accionistas de la Corporación Financiera Colombiana S.A., en uso de las facultades que le confiere el Artículo 36 de los Estatutos Sociales,

**RESUELVE:**

Desígnese una comisión integrada por los Doctores MARIO ALBERTO GONZALEZ CASTRO y WILSON HENRY ABRIL NIÑO para que a nombre de la Asamblea General de Accionistas de la compañía aprueben la presente acta, correspondiente a la reunión del día de hoy 5 de septiembre de 2008 y le den su aprobación.

Esta proposición fue aprobada por unanimidad por los accionistas presentes.

**4. INFORME DE GESTIÓN, ESTADOS FINANCIEROS CON CORTE 30 DE JUNIO DE 2008, INFORME DEL REVISOR FISCAL Y APROBACIÓN.**

**4.1. PRESENTACIÓN DEL INFORME DE GESTION DE LA JUNTA DIRECTIVA Y EL PRESIDENTE A LA ASAMBLEA CORRESPONDIENTE AL EJERCICIO COMPRENDIDO ENTRE ENERO-JUNIO DE 2008.**

El presidente de la reunión solicitó al Secretario proceder a dar lectura al informe de Gestión de la Junta Directiva y la Presidencia de la entidad. El Secretario manifestó a los accionistas presentes que el apoderado del Banco de Occidente propuso a la asamblea no dar lectura al informe de gestión, teniendo en cuenta que el mismo ha estado a disposición de los accionistas con 15 días hábiles de anticipación a la reunión, y que a cada uno de los accionistas presentes se le entregó un paquete que contiene el informe, y más aún si el Dr. Melo presidente de la Corporación, va realizar una exposición sobre el contenido del informe de gestión.

Los accionistas presentes por unanimidad aprobaron obviar la lectura del Informe de Gestión de la Junta Directiva y la Presidencia. El Dr. Melo dio inicio a su presentación, la cual incluyó los principales aspectos del Informe de Gestión.

A continuación se trascribe el texto completo del Informe de Gestión:

## "INFORME DE GESTIÓN

Presentamos a consideración de los señores accionistas el informe de gestión de la Corporación Financiera Colombiana S.A., correspondiente al primer semestre del año 2008. El informe contiene una reseña de los principales eventos económicos que rodearon la actividad de la entidad, así como el análisis de los resultados obtenidos.

### PANORAMA ECONÓMICO PRIMER SEMESTRE DE 2008

De acuerdo a las cifras reveladas por el DANE, la economía colombiana presentó una tasa de crecimiento de 8.19% durante 2007, una de las más altas de los últimos años. En 2007 la industria, los establecimientos financieros y el comercio fueron las ramas que más contribuyeron al crecimiento del PIB.

**PIB por ramas de actividad (variación anual, %)**

| Rama | 2006 | 2007 |
|---|---|---|
| Agropecuario | 3.6% | 4.5% |
| Minas y canteras | 2.2% | 2.3% |
| Industria | 8.5% | 10.2% |
| Electricidad | 2.6% | 3.1% |
| Construcción | 9.9% | 20.0% |
| Comercio | 9.1% | 10.3% |
| Transporte | 9.8% | 9.0% |
| Establecimientos financieros | 5.9% | 6.6% |
| Servicios sociales | 7.0% | 8.2% |
| **PIB** | **7.0%** | **8.2%** |

Fuente: Latin American Consensus Forecast (Dec, 2007).

A pesar del notable dinamismo al cierre de 2007, en el primer trimestre de 2008 se presentó una desaceleración del crecimiento del PIB, el cual fue de 4.1% anual. Este menor crecimiento se derivó del impacto negativo de las mayores tasas de interés de la economía y la menor demanda por parte de los principales socios comerciales de Colombia: Estados Unidos y Venezuela.

En el primer trimestre del año se registró una clara desaceleración del sector de la construcción, que después de crecer 20.04% en 2007, presentó un crecimiento negativo de 5.75% durante los tres primeros meses de 2008. En general todos las ramas de actividad sufrieron una evidente desaceleración excepto los sectores de explotación de minas y canteras y financiero, que en el primer trimestre continuaron creciendo a tasas superiores a las observadas al cierre de 2007 (5.25% y 7.46% anual, respectivamente). De esta forma, ningún sector creció a tasas superiores al 10%, a diferencia de los últimos trimestres.

Adicionalmente, las cifras de la Encuesta de Opinión Industrial Conjunta (ANDI) correspondiente a mayo, muestran que la producción industrial creció solamente 1.9% durante los 5 primeros meses del presente año comparado con la cifra de 7.5% obtenida en el mismo período de 2007. Los resultados de esta encuesta evidencian que la economía se está desacelerando y que los sectores más afectados son los que dependen en gran medida de ingresos por exportaciones, entre estos los sectores de vehículos y textiles.

Así mismo, según la Muestra Mensual Manufacturera publicada por el DANE, para mayo de 2008, la producción real cayó 4.29% anual. Sólo 18 de las 48 clases industriales presentaron variaciones positivas. Cabe resaltar que la maquinaria de uso especial (0.48 puntos), otros productos alimenticios (0.31 puntos) y el papel, cartón y sus productos (0.25 puntos) fueron las clases que más contribuyeron a la tasa de crecimiento anual registrada en mayo. De las 30 clases restantes, las que más restaron puntos porcentuales al crecimiento fueron los vehículos automotores y sus motores (-1.98 puntos), los productos minerales no metálicos (-0.94) y los productos de molineria y almidones con -0.51 puntos porcentuales

**Muestra Mensual Manufacturera Mayo 2008**

| | Clases industriales | Contribución a la variación anual producción real |
|---|---|---|
| ▲ | Maquinaria de uso especial | 0.481 |
| | Otros productos alimenticios | 0.309 |
| | Papel, cartón y sus productos | 0.245 |
| | Producción de carne y pescado | 0.216 |
| | Productos de plástico | 0.182 |
| ▼ | Vehículos automotores y sus motores | -1.984 |
| | Productos minerales no metálicos | -0.940 |
| | Productos de molinería y almidones | -0.511 |
| | Hilatura, tejedura y acabado de productos textiles | -0.350 |
| | Fabricación de otros tipos de equipo de transporte | -0.307 |

Fuente: DANE

Por el lado de la demanda, la formación bruta de capital sigue presentando el mayor ritmo de crecimiento con un 10.3% para el primer trimestre de 2008, pese a crecer a un menor ritmo comparado con lo registrado durante 2006 (17.7%) y 2007 (23.0%).

En términos de contribución al crecimiento del PIB, en 2007 la inversión aportó 5.6 puntos porcentuales al crecimiento del PIB total. En cuanto al consumo, su contribución al crecimiento cayó levemente durante 2007 al pasar de 5.8 puntos en 2006 a 5.4 puntos en dicho período. Por otro lado, la contribución de las exportaciones netas (exportaciones menos importaciones) continuó reflejando durante 2007 una filtración importante de la demanda, al restar 2.7 puntos al crecimiento del PIB.

**Contribución al crecimiento del PIB**


12%
10%
8%
6%
4%
2%
0%
-2%
-4%
Puntos porcentuales
Exportaciones Netas
Formación Bruta de Capital
Consumo Final Interno
PIB
2.6%
2.7%
2.9%
3.5%
4.4%
5.8%
5.4%
3.2%
2001
2002
2003
2004
2005
2006
2007
2008Q1

Fuente: DANE

Aunque se observa una importante reducción en la contribución de la inversión y el consumo final al crecimiento del PIB, para el primer trimestre de 2008 se observa una reducción importante en la contribución negativa de las exportaciones netas. Éstas pasaron de restar cerca de 2.5 puntos porcentuales en promedio durante el período de fuerte expansión económica (2005-2007), a restar 1.8 puntos porcentuales en el primer trimestre de 2008.

En este frente, según las cifras disponibles para el primer trimestre de 2008, las exportaciones crecieron 15.0% en términos anuales mientras que las importaciones totales crecieron 15.9%. Por otro lado, las cifras del sector externo disponibles a abril de 2008, muestran un superávit en la balanza comercial de 506 millones de dólares (período enero-abril), a diferencia del déficit registrado durante 2007 (824 millones de dólares). Este cambio en el comportamiento de la balanza comercial, es consistente con el proceso de desaceleración por el que atraviesa el país, ya que a medida que la economía pierde dinamismo, el sector externo resta menos puntos al crecimiento total del PIB (debido a la caída en el ritmo de crecimiento de las importaciones).

**Balanza Comercial**


3000
2000
1000
0
-1000
-2000
-3000
-4000
Millones de dólares
1980
1984
1988
1992
1996
2000
2004
2008*
Fuente: DANE

*Datos a abril de 2008

En cuanto a los precios, en lo corrido de 2008 las presiones inflacionarias continúan desbordadas. En junio el IPC total aumentó 0.87% mensual. De esta manera, la inflación acumulada alcanzó un nivel de 7.18% anual, superior a la meta de inflación establecida por el Banco de la República (3.5% y 4.5% anual). El desborde de la inflación ha sido influenciado en gran medida por el comportamiento de los precios de los alimentos que crecieron 2.02% mensual en junio (11.98% anual).

### Índice de Precios al Consumidor total y sin alimentos


9%
8%
7%
6%
5%
4%
3%
Variación anual
Total
7.2%
4.9%
Sin alimentos
Jun-02
Dic-02
Jun-03
Dic-03
Jun-04
Dic-04
Jun-05
Dic-05
Jun-06
Dic-06
Jun-07
Dic-07
Jun-08

Fuente: Cálculos Corficolombiana con base en datos del DANE.

Adicionalmente, los precios de los bienes transables crecieron 2.18% anual en junio de 2008, superior a la inflación de bienes transables registrada el mismo mes del año anterior (1.76%). Por otro lado, la inflación de los bienes no transables ascendió a 5.27% en junio de 2008, superior a la observada en 2007 (5.12%). En este sentido, además de corresponder a factores de oferta de alimentos, el comportamiento reciente de la inflación total también obedece a factores de demanda. Sin embargo, dada la expectativa de un menor crecimiento económico durante la segunda mitad del año, es de esperar que la inflación de no transables retorne a niveles similares a los registrados a mediados de 2006 (4.5% - 4.6%).

Como respuesta a las presiones inflacionarias derivadas de la demanda y al desborde de las expectativas de inflación, el Banco de la República ha mantenido su postura de política monetaria contractiva, que inició en abril de 2006 y que ya acumula incrementos en la tasa de intervención de 375 puntos básicos. Actualmente la tasa de interés se ubica en 9.75% y se espera que se mantenga en niveles entre 9.75% y 10.00% para lo que resta del año.

Entre abril de 2006 y junio de 2008, como consecuencia de este incremento, la DTF ha presentado un aumento de más de 320 puntos básicos, concentrado principalmente en la segunda mitad del año pasado (apoyado por la imposición del encaje marginal sobre los diferentes tipos de depósitos del sistema financiero, llevada a cabo en mayo de 2007).

En respuesta a los continuos ajustes en tasas de interés, la cartera de los establecimientos de crédito ha moderado su ritmo de crecimiento durante 2008. Según las cifras del Banco de la República al 27 de junio, la cartera total presentó un crecimiento de 18.1% en los últimos 12 meses, frente a un crecimiento del 30.6% para el mismo período de 2007. De esta manera, las carteras de consumo, comercial, hipotecaria y de microcrédito reflejan importantes reducciones en su ritmo de crecimiento durante los últimos 12 meses, y actualmente cada una de ellas crece a tasas de 17.7%, 19.3%, 11.1% y 18.6%, respectivamente. Al mirar el comportamiento de las carteras en lo corrido de este año, se puede concluir que contrario al comportamiento de las demás modalidades, la cartera de microcrédito presenta un incremento en su ritmo de crecimiento (de 8.1% en 2007 a 10.8% con corte al 27 de junio de 2008).

**Desembolsos y tasa de interés de crédito de consumo**



Tasa
Desembolsos
Millones de pesos
%
2500000
2000000
1500000
1000000
500000
0
27
25
23
21
19
17
15
Dic-04
Jun-05
Dic-05
Jun-06
Dic-06
Jun-07
Dic-07
Jun-08


Fuente: Cálculos Corficolombiana con base en datos del Banco de la República.

En cuanto al mercado laboral, después de alcanzar un nivel cercano al 10% al finalizar 2005, la tasa de desempleo ascendió a niveles alrededor del 12% durante 2006. En su momento, dicho comportamiento había sido anormal, debido a que no coincidía con el proceso de crecimiento económico por el que atravesaba el país. No obstante, desde mediados de 2007 la tasa de desempleo ha presentado una tendencia a la baja, alcanzando niveles incluso por debajo del 10%. Según las cifras publicadas recientemente por el DANE, en mayo del presente año la tasa de desempleo llegó a 10.9%.

**Tasa de desempleo total nacional – promedio móvil 3 meses**



%
17
16
15
14
13
12
11
10
9
Abr-01
Oct-01
Abr-02
Oct-02
Abr-03
Oct-03
Abr-04
Oct-04
Abr-05
Oct-05
Abr-06
Oct-06
Abr-07
Oct-07
Abr-08


Fuente: DANE – ECH

<u>Mercados locales</u>

En la segunda mitad de 2007 el comportamiento de los mercados locales estuvo estrechamente relacionado con el contexto internacional. El mayor deterioro del sector de la construcción en Estados Unidos y el desencadenamiento de los efectos de la crisis de los mercados crediticios de alto riesgo sobre los principales mercados financieros internacionales generaron una alta volatilidad en los activos de las economías emergentes. Como consecuencia de las perspectivas de recesión en Estados Unidos en la primera mitad de 2008 y de mayores recortes en la tasa objetivo de los fondos federales, los mercados locales cerraron 2007 con un comportamiento mixto. Mientras que la deuda corporativa se valorizó 7% a lo largo del año (IDC Corficolombiana), la deuda pública sólo presentó una valorización de 0.9% (IDP de Corficolombiana). El mercado de renta variable fue el que más se vio afectado por la turbulencia financiera internacional de fin de año: el IGBC cerró el año con una desvalorización de 2.6%.

En lo corrido del año esta situación no ha cambiado significativamente. El nerviosismo ante mayores presiones inflacionarias y la profundización de la crisis hipotecaria, volvió a marcar la trayectoria del comportamiento de los mercados. De esta manera al 16 de julio de 2008, el IGBC se ha desvalorizado 18.47% en lo corrido del año, mientras que el índice de deuda corporativa (IDC) y el de deuda pública (IDP) se han valorizado 4.3% y 2.66%, respectivamente.

Por otro lado, el peso continúa con una tendencia de apreciación. Mientras que el año pasado la apreciación fue del 10.59%, en lo corrido del 2008 con corte al 16 de julio, el peso ya se ha apreciado 11.21%. No obstante, el proceso de apreciación del peso colombiano se ha visto limitado por la turbulencia de los mercados externos y las medidas que han tomado el Banco de la República y el Gobierno Nacional para frenar este proceso. Consecuentemente, a mediados de año el dólar ha presentado un incremento en su volatilidad. Mientras que en lo corrido del año la volatilidad promedio diaria había sido de 22 pesos, en junio la volatilidad se duplicó al llegar a niveles de 44 pesos.

**Volatilidad diaria de la cotización del dólar**



120
100
80
60
40
20
0


Fuente: Cálculos Corficolombiana con base en datos de Reuters

En términos generales, el primer semestre de 2008 no fue positivo para los mercados locales. Además de un contexto externo adverso, el panorama de inflación doméstica y los diferentes ajustes por parte del Banco de la República limitaron la valorización de los activos locales.

**Comportamiento mercados locales - 2008**



110
105
100
95
90
85
80
75
IDC
IDP
IGBC
COP/USD


Fuente: BVC, Superintendencia Financiera y Corficolombiana.

**Sector financiero**

A pesar de los incrementos en las tasas de interés de la economía y de la turbulencia en los mercados financieros internacionales, el sistema financiero colombiano presentó un comportamiento positivo durante el primer trimestre de 2008. Según las cifras preliminares del DANE, en dicho

período el sector creció 7.46% anual, tasa superior al crecimiento registrado durante 2006 (5.89%) y 2007 (6.61%).

Los resultados reportados por la Superintendencia Financiera al cierre de mayo de 2008 confirman la sostenibilidad de la recuperación observada desde el segundo trimestre del año pasado. Según el comunicado emitido por la entidad, las utilidades de todo el sistema llegaron a 4.6 billones de pesos, 2.78 billones más que los obtenidos en el mismo período del año pasado y superiores a los 3.4 billones reportados en abril. Finalmente, gracias a los sólidos fundamentos de la economía colombiana, los indicadores de rentabilidad del sistema no han presentado caídas abruptas ante la crisis de los mercados y contrario a lo que se esperaba, los indicadores de rentabilidad a mayo de 2008 se ubican por encima de los registrados en mayo 2007. Mientras que en mayo de 2008 el ROA y el ROE para todo el sistema se ubicó en 2.7% y 23.9%, respectivamente, en mayo de 2007 fueron de 2.3% y 20.2%, respectivamente.

Finalmente, la recomposición del activo del sistema financiero, observada desde mediados de 2006, se ha frenado en los primeros meses de 2008. Como consecuencia del alza en las tasas de interés desde 2006 y la fuerte demanda por crédito, las entidades financieras habían reducido la participación de las inversiones en el activo total y habían incrementado la participación de la cartera. Mientras que en enero de 2006 las inversiones representaban el 33.2% del activo total y la cartera el 48.78%, en diciembre de 2007 la participación de las inversiones había bajado a 19.01% y la de la cartera había ascendido a 58.51%. Para mayo de 2008, la recomposición parece estar llegando a su límite, por lo que la participación de las inversiones sólo descendió a 18.68% y la de la cartera subió a 59.25%. Teniendo en cuenta las actuales tasas de los TES y las perspectivas económicas de corto plazo (consumo y demanda por crédito), es de esperar que la tendencia de recomposición se revierta en los próximos meses, a medida que las entidades financieras incrementan su posición en títulos de deuda pública y reducen la participación de la cartera en el activo.

**Composición del activo de los establecimientos financieros**



100%
80%
60%
40%
20%
0%
Participación activo total
Cartera
Inversiones
May-00
May-01
May-02
May-03
May-04
May-05
May-06
May-07
May-08


Fuente: Superintendencia Financiera.

<u>**Perspectivas 2008**</u>

Las perspectivas económicas para 2008 se fundamentan en un panorama de desaceleración económica global. El Fondo Monetario Internacional estima una desaceleración generalizada del ritmo de crecimiento global, guiada en gran medida por los efectos de la crisis hipotecaria en Estados Unidos. Según el informe World Economic Outlook (abril 2008), la producción global deberá pasar de un crecimiento de 4.2% en 2007 a uno de 3.7% en 2008. Este pronóstico de crecimiento para 2008 implica una revisión a la baja de 0.5 puntos porcentuales con respecto a la proyección publicada en la edición de enero de 2008. Sin embargo, la revisión a la baja más fuerte se presenta en la proyección de crecimiento del PIB de Estados Unidos, que pasó de 1.5% (edición de enero) a 0.5% (esperado para 2008).

Las cifras de actividad económica disponibles a la fecha, señalan que la desaceleración económica es un hecho. Para lo que resta de año, el Área de Investigaciones Económicas de Corficolombiana estima que la desaceleración va a continuar. Sin embargo, la tasa de crecimiento estimada para 2008 (5.2%) continúa por encima de la tasa promedio de crecimiento del PIB en lo corrido de la década (5.0%).

La desaceleración estimada obedece principalmente a dos factores: en primer lugar, una tasa de interés real más alta durante el segundo semestre del año (la DTF permanece estable pero como consecuencia del ajuste en los precios, la tasa de interés real aumenta). De esta forma, la demanda interna deberá reducir su ritmo de crecimiento aún más, como consecuencia de este mayor nivel de tasas de interés. En segundo lugar, se espera que los precios de las materias primas, que han impulsado una buena parte de la economía colombiana durante los últimos meses, presenten un menor ritmo de crecimiento durante la segunda mitad del año. En efecto, tomando como base las estimaciones de los principales analistas externos, el precio del petróleo deberá pasar de crecer a tasas superiores al 40% en la actualidad, a una tasa inferior al 25% al cierre del año. Este menor dinamismo en el crecimiento de los precios internacionales también se verá reflejado en la menor dinámica exportadora del país.

Finalmente, estimamos que la inversión total, que había sido junto con la demanda de los hogares el principal motor de crecimiento en los últimos dos años, presente un crecimiento de 3.4% durante 2008. Si bien es una tasa notablemente inferior a la registrada el año pasado (23.0%), la relación inversión sobre PIB se mantendrá en niveles cercanos al 27%.

**PIB según demanda (2007-2008)**


PIB
Exportaciones totales
Importaciones totales
Formación bruta de capital
Consumo gobierno
Consumo hogares
5.2%
7.9%
3.6%
3.4%
4.5%
4.6%
2008py
2007
-1%
4%
9%
14%
19%
24%
Variación anual

Fuente: Proyecciones Corficolombiana.

Por el lado de la oferta, los sectores que presentarán la mayor desaceleración durante 2008 son la industria, el comercio y la construcción, con tasas de crecimiento de 4.0%, 3.4% y 5.5%, respectivamente. Las tasas de interés, la apreciación del peso, la menor demanda interna y de los principales socios comerciales del país (Estados Unidos y Venezuela), se ubican como los principales factores generadores de este comportamiento. Sin embargo, los sectores agropecuario, minero y financiero presentarán tasas de crecimiento superiores a las registradas durante 2007 (5.4%, 6.1% y 7.3%, respectivamente).

PRINCIPALES CIFRAS DE LA CORPORACIÓN

**Balance General**

A cierre del primer semestre de 2008 la Corporación registró un total de activos de $3.469.099 millones, mayor en 11% al mismo periodo del año anterior y en 2% al cierre del año 2007. En el

activo el rubro más importante es el total de inversiones que registraron un saldo de $2.678.410 millones y representan el 77.21% del total del activo.

El total de pasivos a junio de 2008 fue de $1.574.459 millones donde los renglones más destacados son los depósitos en cdt's y cuentas de ahorro que registraron un valor de $1.040.724 millones, y las operaciones de interbancarios y repos cuyo saldo fue de $435.424 millones.

El patrimonio de la Corporación a junio de 2008 fue de $1.894.640 millones, superior en 25% al valor registrado a junio de 2007 y en 5% al valor registrado a cierre del año 2007. Con este nivel patrimonial Corficolombiana se ubica en el cuarto lugar dentro del total del sistema financiero, después del patrimonio de los bancos Bancolombia, Banco de Bogotá y Davivienda.

La relación de solvencia a cierre del primer semestre de 2008 fue de 48.77%.

**Pérdidas y Ganancias**

La Corporación registró a cierre del primer semestre de 2008 una utilidad neta de $97.312 millones, donde no se presentaron ingresos extraordinarios como en los años anteriores, ingresos que provenían de venta de inmuebles y activos fijos, normalización de activos y operaciones especiales, como la cesión de cartera, fusión con algunas inversiones, entre otras, que tuvieron un impacto significativo dentro del estado de resultados de la Entidad. Esto significa que la utilidad del primer semestre de 2008 se compone en su mayor proporción de ingresos recurrentes y estables, resultantes principalmente del buen desempeño de las empresas en las cuales tiene inversiones la Corporación.

| FECHA | UTILIDAD NETA |
|---:|---:|
| Jun-06 | 114,547 |
| Dic-07 | 558,278 |
| Jun-07 | 105,263 |
| Dic-07 | 100,399 |
| Jun-08 | 97,312 |

Cifras en millones de pesos

En el periodo enero-junio de 2008 el resultado operacional neto registró un valor de $61.826 millones.

| FECHA | RESULTADO OPERACIONAL NETO |
|---:|---:|
| Jun-06 | 107,382 |
| Dic-07 | 548,275 |
| Jun-07 | 76,397 |
| Dic-07 | 54,429 |
| Jun-08 | 61,826 |

Cifras en millones de pesos

En el negocio de inversiones de capital se recibieron durante el primer semestre dividendos por $93.593 millones, 30.21% superior a los dividendos generados en el primer semestre del año 2007. La valoración de inversiones negociables generó ingresos por $5.089 millones y se registraron ingresos de comisiones por $1.662 millones.

Por su parte el negocio de tesorería, incluyendo valoración de portafolio, trading y mercado de divisas, generó $62.493 millones de ingresos netos, antes del costo de fondos, durante el primer semestre de 2008, este valor es superior en un 56.17% al valor registrado en el primer semestre del año 2007 y 20.5% al registrado en el segundo semestre.

El negocio de banca de inversión participó en el resultado operacional neto del primer semestre de 2008 con comisiones por $2.292 millones.

El negocio de banca privada generó comisiones por $2.734 millones en el periodo enero junio de 2008.

En la operación de cesión de activos y pasivos al Banco de Bogotá realizada en el año 2006 la Corporación adquirió los derechos sobre un patrimonio autónomo cuyo activo se compone de pagarés de cartera con calificación E y un cliente especial calificado en D. En el contrato de la operación se estableció que los beneficios o recuperaciones recibidos en exceso del valor nominal del patrimonio, descontados del costo de fondeo y la administración serían para Corficolombiana, es así como en la medida que la fiduciaria ha recibido los pagos, la Corporación ha causado el ingreso correspondiente. Estas recuperaciones le generaron a la Corporación ingresos por $23.410 millones durante el primer semestre del año 2008 de los cuales $15.700 millones corresponden a la venta de unos pagarés y lo $7.710 millones restantes provienen de los pagos normales de los acuerdos.

Otro rubro en los ingresos de la Corporación fue la venta de bienes recibidos en pago y de activos fijos que en el primer semestre generó ingresos netos de $4.132 millones para la Corporación.

## ACTIVIDAD COMERCIAL

### Mercadeo

### Canales Electrónicos

Se efectuó el desarrollo y lanzamiento del canal móvil, "monitor movil" , convirtiéndose Corficolombiana en la primera entidad que coloca al alcance de sus clientes y usuarios información financiera en tiempo real de los mercados financiero, cambiario y accionarios para ser accesada a través de teléfonos celulares. Igualmente durante el primer semestre se continuó el desarrollo del proyecto internet 2.0, para los portales web de la Corporación y sus filiales, este proyecto permitirá, a partir del mes de septiembre, ofrecer a nuestros clientes las facilidades del sistema interactivo.

Las mejoras a los canales transaccionales están en su etapa final de elaboración y entraran a funcionar para las filiales Leasing y Fiduciaria en agosto del presente año, esto permitirá a los clientes efectuar sus pagos vía el canal electrónico de forma segura y eficiente.

### Estrategia

Se desarrolló para Leasing Corficolombiana, con el propósito de ampliar sus segmentos de mercado, una oferta de valor definiendo e identificando, mercados objetivo, nuevos nichos, productos y servicios.

Se diseñó para la banca privada una nueva estrategia a desarrollar a partir del mes de julio, enfocada a consecución de nuevos segmentos de captación para Cdt´s, que permitan un crecimiento acelerado así como el reemplazo de dineros que provenían de las entidades publicas, cuyo acceso quedó limitado a los establecimientos bancarios, por el decreto 1525 de mayo pasado.

### Productos

Se estructuró y lanzó al mercado un nuevo producto para Leasing Corficolombiana, el leasing inmobiliario; para la Fiduciaria se trabajó, el patrimonio autónomo para inversiones en el fondo de hidrocarburos; se apoyó la implementación del producto de administración de portafolios de terceros

para Casa de Bolsa, que será distribuido por la fuerza comercial de Casa de Bolsa, de la Fiduciaria, y de la Corporación a partir del mes de julio.

**Publicidad y Comunicaciones**

Se llevaron a cabo 25 eventos de propios y terceros conforme al plan definido para el posicionamiento de la Corporación y sus filiales financieras, igualmente se diseñó, elaboró y distribuyó el material promocional de acuerdo con las estrategias de consecución y fidelización de clientes para la Corporación y las filiales.

**Banca Privada**

Durante el primer semestre la unidad de banca privada administró recursos para la Corporación y las filiales por valor de $620.000 millones promedio, inferior en un 3% al volumen administrado durante el segundo semestre de 2007. Incidió en este resultado el efecto del decreto 1525 sobre depósitos de entidades oficiales donde, tanto la Corporación como la compañía de leasing se vieron afectadas, ya que se restringió la colocación de recursos únicamente a establecimientos bancarios. El efecto de estos retiros en los meses de mayo y junio ascendió a $28.700 millones para la Corporación (9.6% de los depósitos conseguidos a través de banca privada) y $5.600 millones para la compañía de leasing (2.5% de los depósitos conseguidos a través de banca privada). Esta situación ha obligado a la búsqueda de nuevas fuentes de recursos en nichos de mercado que permitan generar un crecimiento rápido y a menores costos para lograr una recuperación y crecimiento de los depósitos de acuerdo con los presupuestos al finalizar el año.

Para la Casa de Bolsa, banca privada generó ingresos por comisiones por $457 millones, cifra similar a la del primer semestre de 2007. Para la Fiduciaria se alcanzaron depósitos promedio de $77.000 millones, un 20% más que el promedio registrado en el primer semestre de 2007 y un 11% más que el promedio generado en el segundo semestre de 2007, este incremento fue motivado en buena medida por las atractivas condiciones ofrecidas para los clientes de banca privada a través del fondo multiplicar.

Para el segundo semestre los esfuerzos de banca privada están orientados a lograr un crecimiento significativo en Cdt´s de la Corporación, contribuyendo a la reducción del costo medio de fondos, y facilitando la disminución de la dependencia de los inversionistas institucionales y de las empresas del sector público y generar un margen de ganancia mayor para los portafolios de inversión de la tesorería.

En Casa de Bolsa y en la Fiduciaria los esfuerzos se orientarán a la consecución de negocios de administración de portafolios de terceros, la concepción de este producto permitirá generar recursos importantes para la Fiduciaria y comisiones atractivas por la labor de administración a Casa de Bolsa.

Para la compañía de leasing se continuará con la buena dinámica del crecimiento de los depósitos a costos inferiores en aproximadamente 80 puntos básicos a los que se obtienen por fuentes alternas.

**TESORERIA**

El comportamiento económico del año generó un entorno de baja rentabilidad en la tesorería. No obstante en este período la Mesa de Dinero de la Corporación, continuó siendo uno de los participantes líderes en los mercados. Continúa su presencia importante dentro del esquema de Creadores de Mercado del Ministerio de Hacienda y Crédito Público, ocupando el 7º lugar dentro del

ranking general a junio de 2008, con una participación del 5.23% del mercado primario y del 10.58% del mercado secundario (SEN).

En el mercado de moneda extranjera y derivados, seguimos con una presencia importante, tanto con clientes locales como con los clientes internacionales que están operando en el mercado Colombiano. Al cierre del año 2007, nuestro portafolio de derivados Peso / Dólar ascendía a un valor de USD $ 1.686 millones, que significa un aumento del 38.2%, comparado con diciembre de 2006. Asimismo, el valor del portafolio de derivados Peso / Dólar ascendió a un valor de USD 2,705 millones, con una variación de 60.4% durante este primer semestre de 2008. La participación de la Corporación hasta el mes de Mayo de 2008 fue de 8.44% superior en 1.82% frente a la participación de la institución a Diciembre de 2007.

En el mercado Spot Peso/ Dólar, la participación durante el primer semestre de 2008 fue de 19.07%, logrando un crecimiento de 3.26 puntos porcentuales frente a los resultados a Diciembre de 2007. Es importante anotar que se mantienen las restricciones normativas impuestas por el Banco de la República, respecto de la posición Bruta de apalancamiento, que retrasa considerablemente la incursión de la Corporación y en general de las instituciones financieras colombianas en derivados estructurados y éstos continúan realizándose mayormente fuera del país.

Aprovechando oportunidades de altas tasas de cobertura sobre portafolios en el exterior, la Corporación ha incorporado en su portafolio de renta fija estructural activos o bonos denominados en moneda extranjera del sector Corporativo colombiano y brasilero con atractivas tasas de retorno, contribuyendo a la rentabilidad general del portafolio de inversiones de la tesorería.

Respecto de las operaciones en otros mercados internacionales, las operaciones de trading en monedas G10 y monedas latinoamericanas también han contribuido a la generación de ingresos adicionales, así como trading en bonos soberanos internacionales.

A junio 30 de 2008, el portafolio de inversiones de renta fija de la Corporación ascendió a $1.021.215 millones; durante el primer semestre se tomaron posiciones, en su mayoría, indexadas a la UVR.

Para el segundo semestre del año 2008, la Corporación continuará potencializando las oportunidades en los mercados de renta fija prioritariamente indexados a la inflación y también de oportunidades en renta fija, ya que los activos locales parecen estar alcanzando tasas de retorno atractivas.

## INVERSIONES DE CAPITAL

El portafolio de renta variable de Corficolombiana está focalizado en sectores con crecimiento sostenido de largo plazo y que presentan una exposición equilibrada a los ciclos económicos del país. Es importante destacar que nuestra exposición al sector de Infraestructura (representada por nuestras inversiones en: Gas, Combustible, Energía, Concesiones Viales, Aeroportuarias, y Tratamiento de Aguas) estratégico y representa el 60% del portafolio. Nuestro objetivo es seguir invirtiendo en estos sectores dado el flujo estable de dividendos que generan y sus cortos periodos de retorno.

El primer semestre del año 2008 continuó favorable en términos de crecimiento de los sectores en los cuales la Corporación tiene sus principales inversiones. Con cifras hasta el primer trimestre se observa un crecimiento acumulado del PIB total de 3.7%, y es importante resaltar que el sector de "Establecimientos Financieros" (que representa el 14% del portafolio) encabeza las tasas de crecimiento con un 7.5%. Así mismo, el aumento promedio de los subsectores que conforman el

sector de Infraestructura fue de 1.5%. Si bien se observan señales de desaceleración en importantes rubros de la economía tales como "Construcción", el portafolio diversificado de Corficolombiana sigue generando un crecimiento balanceado y un flujo de dividendos estable.

**Composición del portafolio de renta variable por sectores**
**A valor en libros de junio de 2008**
**100% = $2.0 billones**



ENERGIA 12%
CONCESIONES 10%
HOTELES 7%
AGRO 6%
HDROCARBUROS 4%
MINERIA 2%
MADERA 2%
INMOBILIARIO 2%
INDUSTRIAL 2%
CONSUMO 1%
TECNOLOGIA 0%
GAS 38%
FINANCIERO 14%


La valoración contable del portafolio consolidado de la Corporación al 30 de junio de 2008 (incluyendo provisiones y valorizaciones / desvalorizaciones) alcanzó la suma de $2.023 billones de pesos, comparado al agregado de $1.897 billones de pesos al 31 de diciembre de 2007. Lo que representa un crecimiento del 6.2%.

El incremento en el valor del portafolio durante el primer semestre de 2008 obedece a la valorización registrada como consecuencia de los buenos resultados presentados en las siguientes inversiones: Sociedad de Inversiones en Energía (67.7%), Plantaciones Unipalma (20.8%), Organización Pajonales (17.6%), Empresa de Energía de Bogotá (14.0%), Hoteles Estelar (13.1%), Proyectos de Infraestructura (12.3%), Colombina (12.3%), Tejidos Sintéticos de Colombia (11.6%) Leasing de Occidente (8.6%), y Leasing Corficolombiana (6.8%).

De las inversiones que cotizan en bolsa, las que presentaron valorización en el primer semestre de 2008 son: Gas Natural (8.9%), Mineros (2.2%) y AV Villas (2.0%).

En el mismo periodo se desvalorizaron las siguientes acciones: Promigas (-4.3%), Banco de Occidente (-17.1%), Tablemac (-35.9%) y Enka (-37.5%). Se puede concluir que durante este periodo la porción del portafolio de Corficolombiana que cotiza en Bolsa se comportó favorablemente, mostrando una disminución del (-1.4%) frente al (-16.1%) observada por el IGBC.

Los ingresos por dividendos de las compañías del portafolio ascendieron a $93,593 millones en el primer semestre de 2008. Esto representó un aumento del 30,26% respecto al primer semestre del año anterior.

Durante el primer semestre de 2008 se recibieron de forma directa los dividendos distribuidos por la Empresa de Energía de Bogotá. Es importante resaltar, que una porción de los dividendos distribuidos por la EEB se registraban indirectamente hasta el 2007 como otros ingresos generados por Proyectos de Energía S.A.

Por otro lado, nuestra concesión vial PISA (Proyectos de Infraestructura S.A.) presentó excelentes resultados operativos durante el ejercicio julio-diciembre de 2007, impulsados por el alto crecimiento en el tráfico vehicular, lo cual se tradujo en dividendos superiores a los pronosticados

para el primer semestre de 2008. De igual forma, las compañías de servicios financieros especializados, tanto de leasing como de servicios fiduciarios, se han visto favorecidas por el dinamismo del mercado durante el primer semestre del 2008.

En marzo de 2008 se tomó la decisión de reclasificar a Mineros S.A. de inversiones negociables a inversiones disponibles para la venta. La Corporación no estimó conveniente generar fluctuaciones en el estado de pérdidas y ganancias por la variación del precio de esta acción, que durante el último año presentó niveles de volatilidad bastantes altos. Esta reclasificación permitió registrar la totalidad de los dividendos decretados por la compañía en ese mismo mes.

Las compañías líderes en generación de ingresos durante el primer semestre de 2008 son, por orden, PISA, Promigás, la Empresa Energía de Bogotá, Coviandes/Epiandes, Leasing de Occidente, Leasing Corficolombiana, Gas Natural, Casa de Bolsa y la Sociedad de Inversiones en Energía.

**Cuadro 1. Ingresos operacionales inversiones de renta variable**

| Ingresos Vicepresidencia Inversiones | 2006 | 2007 | I semestre 2008 |
|---|---|---|---|
| Dividendos (1) | 143,172 | 136,786 | 93,593 |
| Valoración (2) (3) | 535,224 | 3,824 | 5,089 |
| Utilidad en Venta de Acciones | 25,128 | 10,458 | 707 |
| Comisiones | 14,358 | 4,392 | 1,662 |
| Diferencia en cambio (4) | (54) | 10,591 | - |
| **Total inversiones** | **717,828** | **166,051** | **101,051** |

(1) Para 2006 incluye dividendos extraordinarios de Concecol por $28,000 millones por venta de acciones de Corfivalle en 2005.
(2) Para 2006 incluye $504,491 millones de valoración por el cambio de bursatilidad de la acción de Promigas, en el mes de octubre.
(3) La Valoración de inversiones en acciones negociables de alta y media bursatilidad aumenta en I semestre 2008 por incrementos en los precios de mercado de algunas participaciones accionarias de la Corporación.
(4) La generación de ingresos por Diferencia en Cambio y Otros (Ingreso por Intereses), en el año 2007, están relacionados a la cancelación de pasivos de Proyectos de Energía S.A.

En el primer semestre de 2008 Corficolombiana participó como inversionista de la fase II del fondo de Hidrocarburos de Colombia, comprometiendo recursos por USD4.1 millones como inversionista tipo A y tipo B. Adicionalmente, recibió el 0.45% de Cine Colombia como consecuencia de la liquidación de Sidelpa S.A.. Por otro lado, en febrero de 2008 se cerró el proceso de venta de Huevos Oro Ltda.

Cabe resaltar que en el primer semestre de 2008 se han realizado trabajos de acompañamiento en algunas inversiones que han permitido optimizar los resultados financieros de las mismas. Los negocios nuevos más importantes han sido; la capitalización de Transoriente S.A., necesaria para la construcción del tramo de gasoducto Gibraltar-Bucaramanga en la que Corficolombiana aportara USD2.9 millones, lo mismo que la capitalización del proyecto de Pajonales, orientada a desarrollar el proyecto de caucho para el establecimiento de la plantación vivero y jardín clonal en la que Corficolombiana aportó $9.000 millones.

## PORTAFOLIOS DE INVERSION

Durante el primer semestre del año 2008, la Corporación a través de la Vicepresidencia de Portafolios de Inversión continuó en las labores de puesta en marcha de los Fondos de Capital Privado (FCP) en Infraestructura e inmobiliario-hotelero, así como también de la búsqueda de posibles inversiones para dichos Fondos.

Específicamente para cada uno de estos Fondos, las principales actividades desarrolladas durante el primer semestre del año en curso fueron las siguientes:

**FCP en Infraestructura**

Se concluyeron los últimos detalles y adiciones al contrato de adhesión al Fondo, en conjunto con el área jurídica de la Corporación, así como también con la firma de abogados Holguín Neira & Pombo.

Se continuó con la estructuración del flujo de posibles inversiones para el Fondo y con la participación de la Corporación en nuevos procesos de inversión con miras a ser trasladados al fondo. Se inició la estrategia de internacionalización que se había trazado, para aumentar el volumen de proyectos a ser analizados y fomentar la diversificación, es así como se participó, o se inició la participación, en los siguientes proyectos:

**Licitación Aeropuertos de Occidente**: Corficolombiana y algunas filiales, en asocio con AENA Internacional, presentó oferta el pasado 17 de enero de 2008 para la licitación No. 7000132 - OL de 2007 de la Aeronáutica Civil y el Aeropuerto Olaya Herrera, para la administración, operación, explotación comercial, adecuación, modernización y mantenimiento de los aeropuertos de Medellín, Rionegro, Quibdo, Montería, Carepa y Corozal, oferta que fue declarada No Elegible en audiencia de adjudicación del día 3 de marzo del año en curso. Se estudia la factibilidad de iniciar acciones legales por considerar que la decisión fue contraria a derecho.

**Concesión Ruta 5: Vallenar – Caldera (Chile):** Corficolombiana, en conjunto con Pisa S.A. y Coviandes S.A., entró a participar en el proceso de licitación de una carretera en Atacama, Chile. El valor estimado de inversión por parte del Ministerio de Obras Públicas de Chile es de USD 300 MM, para una longitud aproximada de 190 Km. Actualmente, el proceso se encuentra en etapa de debida diligencia y las ofertas deben ser presentadas el 16 de septiembre de 2008.

**Concesión Ruta No. 4: Pativilca – Santa – Trujillo (Perú):** Continuando con la estrategia de búsqueda de inversiones en conjunto con Pisa S.A. y Coviandes, se inició el estudio para participar en la licitación de la concesión Ruta No. 4 en Perú, la cual tiene un presupuesto estimado de USD 150 MM y una longitud aproximada de 362 Km. Se está en etapa de decisión sobre la participación, debido, entre otros, al corto tiempo para presentar ofertas. Actualmente el proceso se encuentra en etapa de precalificación hasta el 12 de agosto de 2008.

**Termocandelaria:** durante el primer semestre de 2008, participó en el proceso de adquisición de Termocandelaria, compañía de generación eléctrica con una capacidad instalada de 314 MW que opera como una planta de respaldo al sistema de generación eléctrico colombiano. Teniendo en cuenta que el proceso de venta de la compañía estaba muy cercano a la fecha de la subasta de energía en firme, Corficolombiana decidió no hacer oferta económica por la compañía. El proceso fue suspendido y se espera que la compañía vuelva a salir en venta próximamente.

**FCP Inmobiliario y/u hotelero**

Durante el primer semestre de 2008, la Corporación continuó con la estructuración del Fondo de Capital Privado de Inversión en Activos Inmobiliarios, para lo cual se dio el proceso de análisis de

posibles inversiones inmobiliarias en el sector salud como fuente de financiación alternativa, para nuevos proyectos por parte del propietario de los inmuebles.

Adicionalmente, se iniciaron conversaciones con inversionistas extranjeros con el fin de realizar inversiones en el mercado inmobiliario colombiano, por lo cual se ofreció el Fondo Inmobiliario como una herramienta para la canalización de estos recursos.

Paralelamente a la estructuración del Fondo Inmobiliario, se desarrolló el análisis de inversiones para un Fondo Hotelero, labor que contó con el apoyo de consultores externos con el fin de realizar la debida diligencia legal, técnica y financiera de los activos hoteleros preseleccionados.

## BANCA DE INVERSION

La actividad del área de Banca de Inversión de la Corporación se ha centrado en Mercado de Capitales, M&A´s, y transacciones para el portafolio de la Corporación

Durante la primera mitad del año el mercado de renta fija corporativa ha estado restringido y se ha concentrado en papeles de corto plazo. Además de estructurar bonos y colocar papeles comerciales, el equipo de banca de inversión esta preparando instrumentos novedosos para ser ofrecidos cuando las condiciones del mercado lo permitan

Así mismo, durante el primer semestre se ha avanzado en la estructuración de varios procesos de venta y búsqueda de inversionistas para compañías en diversos sectores incluyendo, telecomunicaciones, salud y manufacturero entre otros.

De otro lado, el área de banca de inversión ha apoyado al área de inversiones de la Corporación en la identificación, evaluación y ejecución de diversas transacciones

Finalmente, el área de Investigaciones Económicas ha desarrollado nuevas herramientas de análisis y opinión a través de informes de investigación de mercados y análisis de acciones.

## GERENCIA DE INMUEBLES

Se lograron ventas de inmuebles por valor de $6.528 millones, representados en bienes recibidos en pago durante periodos anteriores, bienes saneados, activos fijos no utilizados en la operación e inmuebles en fideicomisos de inversión.

Las ventas, representadas principalmente en lotes, bodegas y locales, dejaron un impacto positivo en el Estado de Pérdidas y Ganancias de $4.132 millones y el saldo de las daciones en pago disminuyó de $45.986 millones en diciembre de 2007 a $41.165 millones en junio 30 de 2008.

Para el logro de estas ventas, la Corporación continuó con los diferentes canales de ventas entre los que se encuentran el Grupo Aval – Viviendas Planificadas S.A., Valora S.A y la Gerencia Nacional de Inmuebles quien directamente y/o a través de intermediarios externos logró el mayor volumen de ventas.

## FILIALES FINANCIERAS

### Fiduciaria Corficolombiana

Los resultados obtenidos por Fiduciaria Corficolombiana en el primer semestre de 2008 fueron destacables alcanzando un retorno patrimonial para sus accionistas del 25.2%. La utilidad neta para el ejercicio fue de $3.897 millones frente a $3.286 del segundo semestre del 2007, lo cual muestra un

importante crecimiento del 18.5%. Los ingresos por comisiones y honorarios en el primer semestre de 2008 arrojaron un valor de $10.559 millones, con una variación de 11.55% frente a los ingresos del segundo semestre del año 2007.

El valor de activos administrados de $4.5 billones al cierre del primer semestre de 2008 sitúa a Fiduciaria Corficolombiana dentro de las primeras diez fiduciarias en activos fideicomitidos en el país. En cuanto al Balance se debe resaltar que el patrimonio de Fiduciaria Corficolombiana al cierre del primer semestre del 2008 se situó en $30.979 millones mostrando un crecimiento del 3% frente a junio de 2007 cuando el patrimonio alcanzó un valor de $30.103 millones. El pasivo total ascendió a $4.636 millones y el activo a $35.615 millones, cifra que incluye $28.415 millones del portafolio propio de la Fiduciaria.

Durante el 2008 la Fiduciaria Corficolombiana continuará con la estrategia de fortalecer los negocios de fiducia de Inversión y fondos comunes especiales en Acciones y Moneda Extranjera. Adicionalmente el enfoque de la Corporación está orientado a ser el principal jugador de Banca de Inversión en el país y la fiduciaria continuará siendo el vehículo para los proyectos que requieran esquemas fiduciarios.

**Leasing Corficolombiana**

La compañía, registró a junio del año 2008 una disminución del 0,4% en el saldo de los Bienes dados en Leasing Netos, el cual pasó de $518.719 millones en junio de 2007 a $516.641 millones al cierre del primer semestre de 2008.

Las utilidades de la entidad cerraron en $6.183 millones, arrojando una disminución del 11.7% frente al resultado obtenido al finalizar el primer semestre del año 2007, que fue de $7.004 millones. Los resultados del semestre se vieron afectados por el incremento en provisiones originado en la implementación del Modelo de Referencia Crediticia, lo cual produjo un incremento en la cobertura de provisiones de cartera improductiva que pasó de 110.03% en junio de 2007 a 138.93% en junio de 2008, registrando un crecimiento de 26.27%.

El patrimonio cerró en $62.184 millones lo que representa un incremento del 11.9% con respecto a los $55.556 millones registrados a junio de 2007 y el indicador de solvencia cerró en 12.54%, frente al mínimo legal requerido del 9%, en la asamblea de febrero de 2008 se aprobó la capitalización de la compañía por $4.021 millones mediante la distribución de dividendos en acciones sobre las utilidades del segundo semestre del año 2007.

**Casa de Bolsa**

Durante el primer semestre de de 2008, el desempeño de Casa de Bolsa no estuvo ajeno a la coyuntura del sector donde las circunstancias del mercado (principalmente a la baja tanto en los activos de renta fija como variable) no favorecieron el comportamiento financiero de la compañía. Adicionalmente y a diferencia del cierre de 2007 no se llevaron a cabo procesos de democratización o emisiones masivas de acciones, ni tampoco en emisiones de instrumentos de renta fija las cuales colaboraron de manera importante con los resultados del año anterior.

El precio de la acción de la BVC que es parte importante del patrimonio de la comisionista sufrió un deterioro cercano al 20% y aunque si bien se recibieron dividendos estos por los proyectos emprendidos por la bolsa correspondieron a menos de la mitad de lo percibido en años anteriores (791 en 2006, 1036 en 2007, 434 en 2008)

Durante el primer semestre de 2008 se presentaron resultados negativos los cuales frente a los obtenidos en el segundo semestre de 2007 implicaron una disminución equivalente al 135,2% al

pasar de $3.805,7 millones a una pérdida -$1.338,4. El principal componente de dicha situación se explica en la pérdida en valorización de las acciones de la BVC que en este primer semestre de 2008 (del orden de los $826,3 millones), mientras que para el segundo semestre de 2007 se obtuvieron ingresos por ese concepto de $3.794,5 millones.

A cierre de junio de 2008 los activos de la empresa sumaron $19.680,6 millones presentando un decrecimiento del 3.9% frente al segundo semestre de 2007. El patrimonio cerró en $10.148,6 millones presentando también un decrecimiento del 11.6% en el semestre comparado con el registrado al cierre de diciembre de 2007.

**Banco Corfivalle (Panamá)**

Al cierre del junio 2008 el Banco Corficolombiana (Panamá) registró un total de activos de USD $31.472.808, donde rubro más importante es el de las inversiones que representan el 92.44% del total de activos. A junio de 2008 el saldo de los pasivos fue de USD $25.539.19, los depósitos del público representan el 97.72% del total de pasivos. Por su parte el patrimonio alcanzó un valor de USD $5.933.612 al cierre de junio 2008. Las utilidades (perdidas) generadas por la entidad a junio 2008 alcanzaron los -USD7.714, con unas utilidades retenidas del año 2007 por USD20,000; el ingresos más importante corresponde a los intereses generados por las inversiones de renta fija.

## ADMINISTRACIÓN DE RIESGO

### Sistema de Administración de Riesgo Crediticio (SARC)

Dado que actualmente la Corporación no tiene cartera en su balance, el SARC de Corficolombiana ha servido como base en el análisis de negocios de las líneas negocios de mesa de dinero, inversiones en el sector real, banca de inversión y administración de portafolios.

### Riesgo de Mercado

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office.

Se cuenta con los recursos tecnológicos apropiados para el control y monitoreo de los riesgos de tesorería en particular la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija y divisas.

La Corporación tiene un módulo de cupos en línea, que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites, y mensualmente se presenta un reporte a la Junta Directiva sobre el cumplimiento de los mismos.

También está previsto un comité con miembros de la Junta Directiva, que sesiona cuando hay movimientos importantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Estas herramientas permiten la adecuada gestión de los riesgos inherentes al negocio de tesorería. De igual forma se ha invertido en capacitación del personal dedicado a la labor de gestión de riesgo y se cuenta con una estructura adecuada y suficiente.

## Riesgo de Liquidez

La gestión del riesgo de liquidez se fundamenta en el cumplimiento de la Circular Externa 016 de 2008. En el comité de activos y pasivos (ALCO) se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación de la semana en curso y de las siguientes. De la misma forma existen indicadores internos de corto y largo plazo con límites establecidos y monitoreados mensualmente por la Junta Directiva que se detallan en las notas a los estados financieros y que permiten brindar una adecuada gestión a este riesgo.

El 5 junio la Superintendencia Financiera publicó la Circular Externa 018 de 2008, la cual modifica el capitulo VI de la Circular Externa 100 de 1995 "Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL)", la cual se aplicará en el año 2009. Corficolombiana estableció un cronograma de trabajo para ajustarse a la nueva normatividad y darle cumplimiento en el plazo establecido.

## Riesgo de Crédito

Este riesgo se gestiona, en particular en el negocio de tesorería, mediante la aprobación de cupos que se distribuyen en distintas categorías dependiendo el tipo de producto y que pueden ser combinados en ciertos eventos según se explica en las notas a los estados financieros.

Para garantizar y monitorear el cumplimiento de estos cupos, la Corporación cuenta con herramientas como el módulo de cupos en línea del sistema donde se registran las operaciones de tesorería y adicionalmente se complementa con los módulos de cupos de contraparte de los sistemas transaccionales que son también administrados por el área de riesgo.

Se cuenta con metodologías técnicas aceptadas internacionalmente para la asignación de cupos tanto para entidades del sector financiero como del no financiero.

## Riesgo Operacional

Corficolombiana ha definido como riesgo operacional aquellas pérdidas ocasionadas por fallas o debilidades en los procesos, en las personas y en los sistemas internos o por eventos externos.

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el primer semestre de 2008 fueron:

- Se definió metodología para la fase de monitoreo, con la cual se construyó inventario de indicadores de seguimiento que tendrán medición a partir de julio de 2008.
- Se contrató los servicios de la firma NASE para desarrollar aplicación de inteligencia de negocios que abarca la gestión cualitativa con la construcción de los mapas de riesgo de la entidad, la gestión cuantitativa que incluye la generación de informes periódicos sobre la evolución de los eventos de riesgo de la entidad con su correspondiente seguimiento a planes de acción y un tercer módulo relacionado con el monitoreo de riesgos a través del registro de indicadores de riesgo que permitirá determinar la tendencia del riesgo operacional de la Entidad. Esta aplicación estará disponible en el mes de agosto de 2008.

- Se implementó herramienta de capacitación virtual, la cual permitió capacitar al 95% de los funcionarios de la entidad en temas relacionados con riesgo operacional.

Con relación a la base de datos de riesgo operacional, a Junio 30 la base de datos contaba con 101 registros con la siguiente distribución:

| Tipo de evento | # de registros |
|---|---|
| Fallas en los procesos | 63 |
| Fallos en los sistemas | 17 |
| Otros | 21 |

| Proceso | # de registros |
|---|---|
| Apoyo | 38 |
| Estratégicos | 10 |
| Misionales | 53 |

| Tipo de pérdida | # de registros |
|---|---|
| Tipo A (Con impacto PyG) | 18 |
| Tipo B (Sin impacto PyG) | 78 |
| Tipo C (cuasipérdida) | 5 |

Los 18 eventos registrados tipo A, suman $93.6 millones.

- Con relación al Plan de Continuidad de Negocio, se realizaron pruebas de contingencia de aplicativos internos, externos y se probaron los protocolos de contingencia con el Banco de la República, Deceval y Bolsa de Valores de Colombia. Para el segundo semestre se continuará ejercicio de pruebas.

**Riesgo de Lavado de Activos**

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, la Corporación ha adoptado los mecanismos necesarios para evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo la Corporación Financiera Colombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, de los segmentos de mercado atendidos, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades. Este sistema está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

El SARLAFT fue establecido por la Superintendencia Financiera de Colombia mediante la Circular Externa 22 del 19 de abril de 2007 y sus modificaciones en las Circulares Externas 61 de diciembre de 2007 y 26 de junio del 2008. En virtud de estas instrucciones la Corporación transformó el Sistema Integral de Prevención de Lavado de Activos SIPLA en el Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT; fue así como la Junta Directiva, por

recomendación de la administración y del Oficial de Cumplimiento, aprobó en el segundo semestre del 2007 las actualizaciones correspondientes al Manual del SARLAFT.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva, a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar sí los controles internos establecidos son eficaces para prevenir el riesgo.

## SITUACION ADMINISTRATIVA

A 30 de junio de 2008, Corficolombiana contaba con una planta de 323 funcionarios, presentándose una leve disminución frente a los 326 funcionarios al cierre del año 2007.

Uno de los aspectos más relevantes del semestre, fue el nombramiento del doctor José Elías Melo Acosta como nuevo Presidente de Corficolombiana quien reemplazó al doctor Pedro Nel Ospina Santa María, desde el 16 de mayo de 2008. Con el inicio de su gestión, se han dado nuevos direccionamientos respecto a la optimización y rentabilidad de los negocios, la eficiencia en la estructura organizacional, los procesos y el soporte tecnológico y una política de racionalización de costos y gastos, cuya implementación y resultados se verán reflejados a partir del segundo semestre del 2008.

### AVANCES TECNOLÓGICOS

Durante el primer semestre del 2008 la Corporación continuó el desarrollo de su plataforma tecnológica mediante importantes proyectos de apoyo a la operación diaria tales como:

- Desarrollo de los servicios de integración del proyecto de cliente único para Corficolombiana y filiales financieras.
- Desarrollo e implementación de nuevo modulo del aplicativo de SARO, para la integración con los sistemas Contables de Corficolombiana y filiales financieras.
- Desarrollo e instalación del modulo de gestión comercial para Corficolombiana y Filiales.
- Implementación de los modelos analíticos de riesgo operacional (SARO) y riesgo de lavado de activos (SARLAFT) dentro de la arquitectura del modelo de Inteligencia de Negocios Corporativo.
- Implementación de los requerimientos establecidos por la circular CE 052-07 de la Superfinanciera sobre "Requerimientos mínimos de seguridad y calidad en el manejo de información a través de medios y canales de distribución de productos y servicios para clientes y usuarios".
- Pruebas del plan de Recuperación de Desastres de Tecnología informática (DRP).
- Optimización del esquema de comunicaciones telefónicas a nivel nacional a través de Voz/IP

En cumplimiento del numeral 4 del artículo 47 de la Ley 222 de 1995, modificado por la Ley 603 de 2000, la Corporación Financiera Colombiana S.A. aplicó íntegramente las normas sobre la propiedad intelectual y derechos de autor. Los productos y programas cobijados por derecho de autor se encuentran debidamente licenciados.

## INFORME CUMPLIMIENTO CIRCULAR 052

En cumplimiento de lo establecido por la Circular Externa 052 de 2007 de la Superintendencia Financiera, "Requerimientos mínimos de seguridad y calidad en el manejo de información a través de

medios y canales de distribución de productos y servicios para clientes y usuarios", la Corporación Financiera Colombiana S.A. ha establecido los procedimientos necesarios para su cumplimiento, desarrollándose durante el primer semestre del 2008 la implantación de la primera fase. A continuación se resumen las estrategias de implantación de esta normativa:

**Seguridad y Calidad**

Definición y actualización de los procedimientos para la administración de la información de manera segura, tales como:

- Manejo de incidentes de Seguridad
- Metodologías de Desarrollo y de pruebas de aplicaciones
- Gestión de control de cambios de la plataforma tecnológica
- Planes de contingencia y de recuperación de desastres
- Procedimientos de actualización de seguridad de canales

Así mismo se implementaron herramientas para el manejo de la seguridad en las estaciones de trabajo.

**Tercerización – Outsourcing**

Se actualizaron los procedimientos de administración de proveedores de servicios informáticos y se implementaron los mecanismos necesarios para el intercambio seguro de información confidencial con terceros.

**Documentación**

Se actualizaron y verificaron los procedimientos que permiten dar conocer al cliente las condiciones de prestación de servicios, se implementaron los procedimientos de monitoreo de los canales transaccionales y se establecieron los mecanismos para el seguimiento a las consultas de información confidencial.

**Divulgación de Información**

Se incluyó dentro de la estrategia de comunicación el mantener informado a los clientes sobre las medidas de seguridad que debe tener en el manejo de sus productos.

**Canal Oficinas**

Se implementaron los mecanismos para prestar una atención segura a los clientes, así mismo se implementaron los mecanismos para garantizar que la plataforma tecnológica de las oficinas cuente con adecuados niveles de seguridad y disponibilidad.

**Canal Centro de Atención telefónica**

Se definieron y verificaron los estándares de seguridad que deben cumplir los terceros que prestan el servicio de Call Center, así como el cumplimiento de las medidas de seguridad requeridas para este canal.

**Canal Internet**

Este canal cumple con los niveles de seguridad exigidas por la norma, adicionalmente, se divulgó a los clientes las medidas y recomendaciones de seguridad para el uso del mismo.

**Nuevo Canales**

Se definió el procedimiento, acorde con la norma, para la implementación de nuevos canales.

**Reglas de actualización de Software**

Los procedimientos de actualización de software existentes, cumplen de manera adecuada los requerimientos de la norma, los cuales fueron revisados y actualizados. Así mismo apoyados en la

reciente actualización tecnológica, se independizaron los ambientes de producción, pruebas y desarrollo.

**Análisis de Vulnerabilidades**

Se implementó la infraestructura técnica, con los requerimientos de la norma, que permite realizar periódicamente el análisis de vulnerabilidades de la infraestructura tecnológica de la organización.

## COMITE DE AUDITORIA

El Comité de Auditoria como órgano de apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del control interno de la Corporación efectuó reunión en el primer semestre, el 27 de febrero de 2008, donde se analizaron, entre otros temas los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

a) Estados financieros a diciembre 31 de 2007, con el Dictamen del Revisor Fiscal.
b) La cartera a diciembre de 2007.
c) El Comité supervisó la adecuada aplicación de las normas relacionadas con el Sistema Integral para la Prevención de Lavado de Activos, velando así por la existencia de los controles necesarios para evitar que la Corporación sea utilizada como instrumento para la realización de actividades ilícitas.
d) Supervisó las funciones y actividades de Contraloría en aspectos tales como:
   - Cronograma de actividades de la Contraloría para el año 2008.
   - Informes emitidos por la Contraloría a las diferentes áreas, productos y filiales de la Corporación.
   - Seguimientos efectuados por auditoria con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.
   - Estadísticas de seguimiento y control a los informes emitidos por la Contraloría.
e) Revisó los oficios recibidos de la Superintendencia Financiera de Colombia, con sus correspondientes respuestas y seguimiento a su mejoramiento.
f) Revisó los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas y seguimiento a su mejoramiento.
g) En el Comité del 27 de febrero de 2008, el Presidente de la Corporación presentó informe al Comité de Auditoria con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

Como resultado se observa:

- Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Corporación.
- Actividades de Auditoria Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control de la Corporación.
- Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal, Auditoria Interna y Auditoria de Sistemas.
- Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.
- Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.
- Suficiente documentación sobre las actividades, evaluaciones y recomendaciones del Comité

## SISTEMA DE PREVENCION Y CONTROL DE LAVADO DE ACTIVOS

En cumplimiento de lo dispuesto en los artículos 102 a 107 del Estatuto Orgánico del Sistema Financiero y en el capítulo XI del título I de la Circular Externa 07 de 1996 Circular Básica Jurídica emitida por la Superintendencia Financiera de Colombia, la Corporación tiene implementados mecanismos de prevención con el fin de evitar que la entidad sea utilizada para la canalización de dineros provenientes o con destino a actividades delictivas.

Mediante la expedición de las Circulares Externas 22 y 61 de 2007 y 26 de 2008, la Superintendencia Financiera de Colombia impartió instrucciones para que las entidades vigiladas implementaran un sistema de administración del riesgo de lavado de activos y de la financiación del terrorismo SARLAFT. Por tal motivo, la Corporación desarrolló, durante el segundo semestre del 2007 y el primer semestre del 2008, las actividades para la implementación de los cambios en el sistema de prevención a fin de cumplir las disposiciones de la Superintendencia.

En efecto, en diciembre de 2007 se aprobaron modificaciones al Código de Ética y al Manual del Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT.

La Corporación cuenta dentro de su estructura organizacional con una Unidad de Cumplimiento dirigida por el Oficial de Cumplimiento, con los recursos humanos, técnicos y operativos necesarios para cumplir su misión de prevención y control.

Durante el primer semestre del 2008 la Junta Directiva y la Presidencia evaluaron el funcionamiento del sistema de prevención. Para tal efecto, al inicio del año se presentó el Plan Anual de Cumplimiento 2008, cuyo avance ha sido supervisado permanentemente por la Presidencia y presentado a la Junta Directiva por parte del Oficial de Cumplimiento.

Adicional a las labores de monitoreo del conocimiento de los clientes y de sus operaciones con la Corporación, conocimiento de los segmentos de mercado atendidos, de las transacciones, de la capacitación al personal y de la colaboración con las autoridades, durante el periodo mencionado se adelantaron actividades del Proyecto Cliente Único mediante el cual la Corporación está implementando mecanismos de control, seguimiento y gestión de la información de los clientes a través de la integración de las bases de datos de los diferentes negocios.

En cuanto al deber de colaboración con las autoridades, la Corporación efectuó oportunamente los reportes establecidos con destino a la Unidad de Información y Análisis Financiero UIAF. Así mismo se atendieron los requerimientos de información presentados a la entidad por autoridades competentes.

Dentro de sus políticas, la entidad no exonera a ningún cliente ni contraparte del diligenciamiento del formulario de transacciones en efectivo o del cumplimiento de los requisitos de vinculación establecidos en las normas externas e internas.

## SISTEMA DE REVELACIÓN Y CONTROL DE INFORMACIÓN FINANCIERA

En cumplimiento de las disposiciones del artículo 47 de la ley 964 de 2005 sobre responsabilidad de los representantes legales de los emisores de valores, en el establecimiento y mantenimiento de adecuados sistemas de revelación y control de la información financiera, en el transcurso del primer semestre del año 2008 no se han presentado deficiencias de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera ni

se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación, ni cambios en la metodología de evaluación de la misma.

## NUEVAS DISPOSICIONES LEGALES

### 1. GMF - Corresponsales no bancarios.

**Ministerio de Hacienda y Crédito Público. Decreto 086 del 17 de enero de 2008 "Por el cual se reglamentan parcialmente los artículos 871 y 876 del Estatuto Tributario", relativo al gravamen a los movimientos financieros sobre operaciones efectuadas a través de corresponsales no bancarios.**

El decreto señala:

- Las operaciones que realicen los establecimientos de crédito a través de corresponsales no bancarios que impliquen la realización de hechos generadores del GMF, causará el impuesto en las mismas condiciones tributarias como si fueran efectuadas directamente entre la entidad financiera y el usuario.

- Los movimientos créditos, débitos y/o contables realizados por intermedio de corresponsales no bancarios constituyen una sola operación gravada en cabeza del usuario o cliente de la entidad financiera, siempre y cuando se trate de operaciones efectuadas en desarrollo del contrato de corresponsalía no bancaria, para lo cual deberá identificarse una cuenta en la entidad bancaria, en la cual se manejen de manera exclusiva los recursos objeto de corresponsalía.

- Establece que el agente retenedor responsable del recaudo y pago del impuesto, es la entidad de crédito contratante.

- La remuneración de los servicios prestados por los corresponsales no bancarios se encuentra sujeta al impuesto sobre las ventas, atendiendo la calidad del responsable que presta los servicios, ya sea del régimen común o del simplificado.

### 2. Autorización de estados financieros por parte de la Superintendencia Financiera.

**Ministerio de Hacienda y Crédito Público. Decreto 089 del 17 de enero de 2008 "Por el cual se reglamentan parcialmente el artículo 326 numeral 2 literal i) del Estatuto Orgánico del Sistema Financiero, modificado por el artículo 76 de la Ley 795 de 2003 y el artículo 22 de la Ley 964 de 2005".**

El decreto se refiere a los casos en los cuales las entidades sometidas a la inspección y vigilancia de la Superintendencia Financiera deberán someter a ésta sus estados financieros para que dicho organismo imparta la autorización para su aprobación por parte de las respectivas asambleas de socios o asociados y su posterior publicación. Algunos de estos casos, son los siguientes:

a) En los casos en que la Superintendencia Financiera de Colombia les haya decretado la medida de toma de posesión o hayan estado sometidas a dicha medida, en parte del respectivo ejercicio contable.

b) Las que durante el período correspondiente a los estados financieros hayan sido objeto o hayan estado sometidas a alguna de las medidas preventivas consagradas en el E.O.S.F.

d) Las entidades en las cuales las respectivas asambleas de socios o asociados no hayan podido considerar durante el último año los estados financieros de fin de ejercicio.

e) Entidades con menos de 3 años de constituidas.

f) Entidades que durante el período correspondiente a los estados financieros hayan realizado fusiones, escisiones, adquisiciones, cesiones totales o parciales de activos, pasivos y contratos y enajenación de establecimientos de comercio a otra institución.

### 3. Normas de inversión de recursos de las entidades estatales del orden nacional y territorial.

**Ministerio de Hacienda y Crédito Público. Decreto 538 de 25 de febrero de 2008 "Por el cual se dictan normas relacionadas con la inversión de los recursos de las entidades estatales del orden nacional y territorial".**

Mediante el presente Decreto se compilan las normas relacionadas con la inversión de los recursos de las entidades estatales y se divide en cuatro capítulos: a) Inversión de los recursos de los establecimientos públicos del orden nacional y de las entidades estatales del orden nacional a las cuales se les apliquen las disposiciones de orden presupuestal de aquellos, b) Inversión de los recursos de las empresas industriales y comerciales del Estado del orden nacional y las sociedades de economía mixta con régimen de empresas industriales y comerciales del Estado, dedicadas a actividades no financieras y asimiladas a éstas, c) Inversión de los recursos de las entidades territoriales y las entidades descentralizadas del orden territorial, d) Inversión de las sociedades de economía mixta con participación pública inferior al 90% de su capital, las empresas de servicios públicos domiciliarios mixtas, así como de aquellas con participación directa o indirecta del Estado superior al 50 % de su capital social y de los organismos autónomos.

Resulta de particular interés, que en el artículo 48 del Decreto en mención se señala que las entidades territoriales y las entidades descentralizadas del orden nacional deberán invertir sus excedentes de liquidez en:

i) Títulos de Tesorería TES Clase B, tasa fija o indexados a la UVR, del mercado primario directamente ante la Dirección General de Crédito Público y del Tesoro Nacional – DGCPTN- o en el mercado secundario en condiciones de mercado.

ii) Certificados de depósitos a término, "depósitos en cuenta corriente, de ahorros o a término en condiciones de mercado en establecimientos bancarios vigilados por la Superintendencia Financiera de Colombia con calificación vigente triple AAA o su calificación análoga para corto y largo plazo por parte de las sociedades calificadoras de riesgo, o, en entidades con regímenes especiales contempladas en la parte Décima del Estatuto Orgánico del Sistema Financiero".

### 4. Los intermediarios del mercado cambiario no pueden utilizar los recursos de financiamiento externo para el otorgamiento de préstamos en pesos.

**Banco de la República. Boletín 004 de 2008. Circular Reglamentaria Externa DCIN-83 del 6 de febrero de 2008. "Asunto 10: Procedimiento aplicable a las operaciones de cambio".**

Se adiciona el numeral 5.1.1. de la Circular Reglamentaria Externa DCIN-83 en el sentido de señalar lo siguiente:

- La financiación en moneda extranjera que obtengan los intermediarios del mercado cambiario podrá destinarse exclusivamente a las actividades señaladas en la Resolución Externa 8 de 2000 de la Junta Directiva del Banco de la República.
- En ningún caso la financiación que obtengan las entidades autorizadas, ya sea como intermediario del mercado cambiario o de residente, podrá destinarse al otorgamiento de créditos en moneda legal.
- Finalmente, se concluye que: "...continuará estando prohibido a los intermediarios del mercado cambiario la utilización de recursos de financiamiento externo para el otorgamiento de préstamos en pesos".

### 5. Grupo de Acción Financiera de Sudamérica contra el lavado de activos.

**Congreso de la República. Ley 1186 del 14 de abril de 2008 "Por medio de la cual se aprueba el "Memorando de entendimiento entre los Gobiernos de los Estados del Grupo de Acción Financiera de Sudamérica contra el lavado de activos (Gafisud)".**

Como aspectos de interés de la Ley, se señala lo siguiente:

**1.** Se aprueba el memorando de entendimiento entre los gobiernos de los Estados del Grupo de Acción Financiera de Sudamérica (GAFISUD) contra el lavado de activos. El memorando tiene como objetivos poner en funcionamiento el Grupo de Acción Financiera Internacional y el reconocimiento de sus recomendaciones contra el blanqueo de capitales.

**2.** El Gafisud tendrá como miembro asesor a la Comisión Interamericana para el Control del Abuso de Drogas (CICAD), el Consejo de Autoridades es el órgano supremo de GAFISUD y está integrado por un representante de cada Estado que debe ejercer la máxima responsabilidad en materia de lucha contra el lavado de activos.

### 6. Modificación al Decreto 519 de 2007 que determina las modalidades de crédito cuyas tasas deben ser certificadas por la Superintendencia Financiera.

**Ministerio de Hacienda y Crédito Público. Decreto 919 del 31 de marzo de 2008 "Por el cual se modifica el Decreto 519 de 2007 (Por el cual se determinan las distintas modalidades de crédito cuyas tasas deben ser certificadas por la Superintendencia Financiera de Colombia y se dictan otras disposiciones)".**

El Decreto consagra las siguientes modificaciones al Decreto 519 de 2007:

- La certificación del interés bancario corriente, se expresarán en términos efectivos anuales y que se regirán por el período que determine la Superintendencia Financiera de Colombia, previa publicación del acto administrativo.

- Dispone que el microcrédito corresponderá al constituido por las operaciones activas de crédito a las cuales se refiere el artículo 39 de la Ley 590 de 2000, o a las normas que lo modifiquen, sustituyan o adicionen, así como las realizadas con microempresas cuya principal fuente de pago de la obligación provenga de los ingresos derivados de su actividad.

- Se consagra un régimen de transición, consistente en que la Superintendencia Financiera de Colombia comenzará a certificar el interés bancario corriente en la modalidad de microcrédito según la definición del decreto a partir del 1 de octubre de 2008, fecha hasta la cual, el interés

bancario para dicha modalidad será el establecido en la certificación vigente al momento de publicación del decreto.

### 7. Límite de la inversión admisible de los fondos de cesantía.

**Ministerio de Hacienda y Crédito Público. Decreto 985 del 2 de abril de 2008 "Por medio de la cual se modifica el Decreto 669 de 2007, modificado por el Decreto 1696 de 2007".**

Señala el decreto que para establecer el límite de la inversión admisible de los fondos de cesantía consistente en depósitos a la vista en establecimiento de crédito no se debe tener en cuenta dentro del saldo de dichos depósitos las sumas recibidas durante los últimos **45 días hábiles** por concepto de aportes, traslados de otros fondos y vencimientos de capital e intereses de las inversiones y, de aquellos recursos que deben mantenerse con antelación para la adquisición de inversiones en el exterior. El texto que se modifica determinaba 30 días hábiles.

### 8. Sistemas de negociación de valores y de registro de operaciones sobre valores.

**Ministerio de Hacienda y Crédito Público. Decreto 1120 del 11 de abril de 2008 "Por el cual se reglamentan los sistemas de negociación de valores y de registro de operaciones sobre valores y se dictan otras disposiciones".**

El Decreto pretende subrogar la parte Cuarta de la Resolución 400 de 1995; al respecto, los puntos de mayor interés son los siguientes:

**1.** Las disposiciones se refieren a la administración, funcionamiento y utilización de los sistemas de negociación de valores y de registro de operaciones sobre valores distintos de acciones y bonos obligatoriamente convertible en acciones.

**2.** La administración de tales sistemas sólo podrá ser desarrollada por entidades sometidas a la inspección y vigilancia de la Superintendencia Financiera y que hayan sido previa y expresamente autorizadas por ésta respecto de cada uno de los sistemas que pretenda administrar.

**3**. Podrán ser objeto de negociación o de registro de operaciones sobre valores, aquellos títulos distintos de acciones y bonos convertibles en acciones que se encuentren inscritos en el Registro Nacional de Valores y Emisores. Dentro de éste sistema podrán negociarse operaciones de contado, a plazo, repo y simultaneas, operaciones de transferencia temporal de valores y aquellas que de manera general y previa autorice la Superintendencia Financiera.

**5**. Establece que la Superintendencia Financiera impartirá las instrucciones sobre interconexión de los sistemas de negociación de valores y los sistemas de registro de operaciones sobre valores, entre sí y con los sistemas compensación y liquidación de operaciones sobre valores, los sistemas de compensación y liquidación de pagos, los depósitos centralizados de valores, las cámaras de riesgo central de contraparte y las entidades que suministren profesionalmente información al mercado de valores. Así las cosas, todas las operaciones sobre valores del sistema de negociación de valores deberán ser compensadas y liquidadas por el mecanismo de entrega contra pago en los sistemas de compensación y liquidación autorizados.

**6**. Podrán administrar los sistemas de negociación de valores el Banco República, las bolsas de valores, las bolsas de bienes y productos agropecuarios y agro industriales y de otros commodities y las sociedades anónimas a las que se refiere la Ley 964 de 2005, esto es, las "Sociedades

Administradoras de Sistemas de Negociación". Al efecto desarrolla los deberes, prohibiciones, monitoreo y conservación de registros, planes de contingencia y continuidad que deben cumplir, así como las reglas de afiliación a las mismas y su reglamento de funcionamiento.

7. En capítulos separados el Decreto desarrolla los aspectos generales, definición, características, responsabilidades, requisitos y reglas de transparencia que enmarcan los sistemas de negociación de valores y el sistema de registro de operaciones sobre valores.

### 9. Se reglamenta la actividad de intermediación en el mercado de valores.

**Ministerio de Hacienda y Crédito Público. Decreto 1121 del 11 de abril del 2008. "Por el cual se reglamenta la actividad de intermediación en el mercado de valores y se dictan otras disposiciones".**

Por medio de este Decreto se modifican las Resoluciones 400 de 1995 y 1200 de 1995 de la Sala General de la Superintendencia de Valores. Contiene los siguientes temas:

- Define cuales son los intermediarios no vigilados por la Superintendencia Financiera que son básicamente las entidades publicas que realizan operaciones sobre valores directamente y a través de sistemas de negociación de valores, estableciendo además que deben pertenecer a un organismo de autorregulación y el régimen de autorización para su inscripción en el Registro Nacional de Agentes del Mercado de Valores.
- Establece que constituye actividad de intermediación de valores la realización de operaciones "que tengan por finalidad o efecto el acercamiento de demandantes y oferentes o la participación en dicho mercado con propios recursos, en los sistemas de negociación o en el mercado mostrador" para: i) adquirir o enajenar en el mercado primario o secundario los valores inscritos en el Registro Nacional de Valores y Emisores; ii) adquirir o enajenar en el mercado secundario valores listados en un sistema de cotizaciones de valores extranjeros y iii) realizar operaciones con derivados o productos estructurados. Así mismo, señala cuales son las operaciones de intermediación del mercado de valores.
- Define las figuras de inversionista calificado, inversionista profesional y cliente inversionista y se refiere a los deberes generales y especiales que deben cumplir los intermediarios del mercado de valores.
- Sobre la intermediación en el mercado mostrador, define mercado mostrador, la autorización para actuar en éste y la obligación de registro, entre otros. Define cuales son las operaciones por cuenta propia que efectúan las sociedades comisionistas de bolsa de valores en el mercado primario y las operaciones por cuenta propia en el mercado secundario.
- Finalmente, prevé disposiciones sobre el registro de órdenes de compra y venta de valores.

### 10. Operaciones con instrumentos financieros derivados y productos estructurados

**Ministerio de Hacienda y Crédito Público. Decreto 1796 del 23 de mayo de 2008 "Por el cual se reglamentan las operaciones con instrumentos financieros derivados y productos estructurados, tanto en el mercado mostrador como en sistemas de negociación de valores, realizadas por las entidades sometidas a inspección y vigilancia de la Superintendencia Financiera de Colombia y se dictan otras disposiciones".**

Mediante este decreto se realizan las modificaciones pertinentes a la Resolución 400 de 1995 de la Sala General de la Superintendencia de Valores con la finalidad de reglamentar las operaciones con instrumentos financieros derivados y productos estructurados.

Dentro de éstas modificaciones resaltamos las siguientes:

- Se adiciona el artículo 1.2.5.7.1. que señala la no aplicación del régimen de ofertas públicas de adquisición a las "cámaras de riesgo central de contraparte cuando éstas, en desarrollo de su objeto social, acepten interponerse como contraparte de las operaciones".

- Se modifica el artículo 2.2.1.11. sobre clasificación y ponderación de los activos para riesgo de crédito.

  - Se incluye el Título Séptimo de la Parte Segunda, mediante el cual se establece la normatividad común para las operaciones con instrumentos derivados y productos estructurados realizadas por las entidades sometidas a inspección y vigilancia por la Superintendencia Financiera.

- Adiciona el Título Octavo a la Parte Segunda de la Resolución 400 de 1995 mediante la cual se reglamentan las operaciones de contado y de plazo.

Este decreto comienza a regir dos meses después de su publicación. Establece un régimen de transición mediante el cual la realización de operaciones a plazo de cumplimiento financiero y operaciones a plazo de cumplimiento efectivo desarrolladas en sistemas de negociación de valores o en bolsas de valores: "continuará rigiéndose por los reglamentos de éstos, hasta cuando sean aprobadas sus modificaciones por parte de la Superintendencia Financiera de Colombia". Y además dispone que aquellas operaciones "celebradas con antelación a la entrada en vigencia del presente decreto se regirán hasta su terminación por las normas con base en las cuales fueron pactadas".

## 11. Controles de capital proveniente del exterior.

**Decreto 1888 del 30 de mayo de 2008 "Por el cual se modifica el Régimen General de Inversiones de Capital del exterior en Colombia y de capital colombiano en el exterior".**
Por medio de la expedición de este decreto, el Gobierno Nacional incrementó los controles de capital proveniente del exterior, para lo cual modificó el decreto 2080 de 2000 que contiene el régimen general de inversiones de capital del exterior en Colombia y de capital colombiano en el exterior.

En primer lugar, se adicionó el artículo 10 para establecer que la inversión directa deberá permanecer por un período mínimo de 2 años desde la fecha de canalización en el mercado cambiario. Esto no afecta la transferencia al exterior de las utilidades netas pero si la transferencia al exterior del capital invertido una vez liquidada la inversión.

De otro lado, se modificó el artículo 29 referente a las inversiones de portafolio a las cuales se les impuso como requisito la constitución de un depósito en el Banco de la República por un valor equivalente al 50% del valor de la inversión.

## 12. El denominado comúnmente "Paseo millonario" tendrá igual pena que el secuestro extorsivo.

**Congreso de la República. Ley 1200 de 2008 "Por medio de la cual se adiciona el artículo 169 del Código Penal, modificado por los artículos 2° de la ley 733 de 2002 y 14 de la ley 890 de 2004".**

Tiene como finalidad adicionar el artículo 169 del Código Penal tipificando como modalidad de secuestro extorsivo la conducta que coloquialmente ha sido denominada como "paseo millonario". En ese orden de ideas, la pena de prisión establecida para el secuestro extorsivo será de 320 a 504 meses y multa de 2666,66 a 6000 SMMLV., también será aplicable "cuando la conducta se realice temporalmente en medio de transporte con el propósito de obtener provecho económico bajo amenaza".

**13. Operaciones de Intermediación.**

Ministerio de Hacienda y Crédito Público. Superintendencia Financiera de Colombia Circular externa 019 de 5 de junio de 2008. Por medio de la cual imparte instrucciones necesarias para la realización de operaciones de intermediación en el mercado de valores de conformidad con los Decretos 1120, 1121, y 1796 de 2008.

Expide las instrucciones necesarias para la realización de operaciones de intermediación en el mercado de valores de conformidad con los Decretos 1120, 1121 y 1796 de 2008. Específicamente, expide el nuevo Título IX de la Circular Externa 007 de 1996 (Circular Básica Jurídica) el cual contiene las instrucciones sobre la intermediación en el mercado de valores. Así mismo, expide unas instrucciones transitorias necesarias para la correcta implementación de los mencionados decretos.

Dentro de dichas instrucciones transitorias se destaca que los intermediarios de valores deberán adoptar las políticas y procedimientos de que trata el Título IX de la Circular Básica Jurídica de conformidad con lo que para tal efecto establezcan los organismos de autorregulación del mercado de valores, quienes otorgarán las instrucciones mencionadas a más tardar dentro de los cuatro (4) meses siguientes contados a partir de la publicación de la circular.

De igual manera, otorga a los organismos de autorregulación un término de cuatro (4) meses a partir de la publicación de la presente Circular Externa para dar las instrucciones relacionadas con los sistemas de libros de órdenes.

Por su parte, el Título IX de la Circular Básica Jurídica desarrolla temas tales como:

- Los Principios aplicables a la implementación de las políticas y procedimientos de los intermediarios de valores.
- La obligación de registro de operaciones celebradas en el mercado OTC, los valores objeto de registro, la afiliación obligatoria a un sistema de registro de operaciones sobre valores, los plazos para reportar operaciones ejecutadas, el reporte de operaciones ejecutadas, la información mínima a reportar, entre otras.
- El libro electrónico de Registro de órdenes y principios para el procesamiento de órdenes de sociedades comisionistas de valores.

**14. Modificación Circular Básica Contable y Financiera.**

Ministerio de Hacienda y Crédito Público. Superintendencia Financiera de Colombia Circular externa 025 de 26 de junio de 2008. Por medio de la cual se expide las instrucciones relativas a la implementación de los Decretos 1796 y 1121 de 2008.

Se modifica en su integridad el Capítulo XVIII de la Circular Básica Contable y Financiera, cuyo nuevo texto contiene instrucciones sobre los instrumentos financieros derivados y productos estructurados, las cuales serán aplicables a todas las entidades sometidas inspección y vigilancia de

la Superintendencia Financiera de Colombia. Adicionalmente, de conformidad con 6 reglas específicas, expide un régimen de transición para implementar las instrucciones mencionadas y de esta manera permitir un ajuste ordenado por parte de las entidades.

## OPERACIONES CON LOS ACCIONISTAS Y ADMINISTRADORES

Las operaciones realizadas por la Corporación con sus accionistas y administradores se ajustan a las políticas generales de la entidad. Dichas operaciones se encuentran debidamente detalladas en las notas a los estados financieros.

La Corporación manifiesta que en concordancia con lo dispuesto por el artículo 57 del Decreto Reglamentario 2649 de 1993, la información y afirmaciones integrantes de los estados financieros han sido debidamente verificadas y obtenidas de los registros contables de la entidad, elaborados de conformidad con las normas y principios de contabilidad establecidos en Colombia.

**JOSE ELÍAS MELO ACOSTA**
**Presidente**

Nota: Los miembros de la Junta Directiva acogieron el informe presentado por el Presidente. Se deja constancia que se presentó la información a que se refiere el numeral 3 del artículo 446 del Código de Comercio, que fue acogida por unanimidad."

Acto seguido, el Presidente solicitó al Secretario presentar las operaciones realizadas entre la Corporación con sus subordinadas y vinculadas, las cuales están contempladas en el balance y estado de resultados del ejercicio enero-junio 2008 y cuyo detalle aparece en la nota # 22.

En ese momento el Apoderado de Porvenir propuso a la asamblea no dar lectura a las operaciones realizadas entre la Corporación con sus subordinadas y vinculadas, contempladas en el balance y estado de resultados del ejercicio enero-junio 2008 y cuyo detalle aparece en la nota # 22, ya que las mismas han estado a disposición de los accionistas con 15 días hábiles de anticipación a la reunión, y a cada uno de los presentes se le entregó un paquete que contiene las notas

Los accionistas presentes aprobaron por unanimidad obviar la lectura de las operaciones realizadas entre la Corporación con sus subordinadas y vinculadas.

## 4.2. LECTURA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUALES Y CONSOLIDADOS AL 30 DE JUNIO DE 2008 Y DE LOS ESTADOS DE RESULTADOS CORRESPONDIENTES.

El Presidente solicitó dar lectura al balance, el estado de pérdidas y ganancias, y sus anexos y demás estados financieros, correspondientes al ejercicio comprendido entre el 1o. enero y el 30 de junio de 2008 los cuales fueron repartidos a todos los accionistas asistentes, se informa además que tales documentos estuvieron a su disposición en las oficinas de la Administración de la Corporación Financiera Colombiana S.A. con antelación de quince (15) días hábiles a la fecha de la presente Asamblea para que los accionistas ejercieran el derecho de inspección de que trata el Artículo 447 del Código de Comercio.

El Secretario informó a la Asamblea que el apoderado del Banco de Bogotá propone a los accionistas obviar la lectura a los balances, estado de pérdidas y ganancias, y sus anexos, teniendo en cuenta que los documentos han estado a disposición de los accionistas con 15 días hábiles de anticipación a la reunión, que a cada uno de los accionistas presentes se le entregó un paquete que contiene toda la información sobre el tema.

Los accionistas presentes por unanimidad aprueban obviar la lectura al balance, el estado de pérdidas y ganancias, y sus anexos y demás estados financieros, correspondientes al ejercicio comprendido entre el 1o. de enero y el 30 de junio de 2008.

A continuación se transcriben los Balances General Comparativo y Consolidado y el Estado de Pérdidas y Ganancias correspondiente al ejercicio 1o. de enero y 30 de junio 2008:

**NOTA:** Las Notas al Balance y al Estado de Pérdidas y Ganancias, los demás estados financieros y los anexos, constituyen anexo de la presente acta, el cual reposa en los archivos de la Corporación.

Corficolombiana

## Estados Financieros - Corporación Financiera Colombiana S.A.
## Balances Generales a 30 de junio de 2008 y 31 de diciembre de 2007 *(expresado en millones de pesos)*

| ACTIVO | A 30 de junio de 2008 | | A 31 de diciembre de 2007 | |
|---|---|---|---|---|
| **DISPONIBLE** (Notas 4 y 22) | | $125,906.7 | | $88,437.1 |
| **FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA** (Nota 5) | | 168,026.8 | | 167,043.8 |
| **INVERSIONES** (Notas 6 y 22) | | 2,678,410.1 | | 2,679,552.4 |
| Negociables títulos de deuda | 240,522.2 | | 227,813.3 | |
| Negociables títulos participativos | 58,571.5 | | 88,116.8 | |
| Para mantener hasta el vencimiento | 0.0 | | 41,468.2 | |
| Disponibles para la venta en títulos de deuda | 338,495.5 | | 307,992.5 | |
| Disponibles para la venta en títulos participativos | 1,708,612.9 | | 1,661,606.2 | |
| Derechos de recompra de inversiones | 445,477.0 | | 477,815.3 | |
| Menos: provisión | (113,269.0) | | (125,259.9) | |
| **ACEPTACIONES Y DERIVATIVOS** (Nota 7) | | (11,180.0) | | 32,776.3 |
| Derivados | (11,180.0) | | 32,776.3 | |
| Derechos | 5,777,136.1 | | 4,298,214.5 | |
| Obligaciones | (5,788,316.1) | | (4,265,438.2) | |
| **CUENTAS POR COBRAR** (Notas 8 y 22) | | 47,131.5 | | 80,617.3 |
| Intereses | 326.0 | | 650.9 | |
| Comisiones y honorarios | 2,913.7 | | 4,900.7 | |
| Pago por cuenta de clientes comercial | 3.4 | | 3.4 | |
| Otras | 45,835.6 | | 76,923.5 | |
| Menos: provisión | (1,947.2) | | (1,861.2) | |
| **BIENES REALIZABLES Y RECIBIDOS EN PAGO** (Nota 9) | | 5,230.7 | | 6,204.0 |
| Bienes recibidos en pago diferentes a vivienda | 25,491.1 | | 30,305.6 | |
| Bienes no utilizados en el objeto social | 585.9 | | 585.9 | |
| Menos: provisión | (20,846.3) | | (24,687.5) | |
| **PROPIEDADES Y EQUIPO** (Nota 10) | | 9,933.3 | | 10,913.5 |
| Terrenos, edificios y construcciones en curso | 14,129.6 | | 14,825.5 | |
| Equipo, muebles y enseres de oficina | 8,823.7 | | 9,084.3 | |
| Equipo de computación | 9,081.2 | | 8,929.4 | |
| Otras | 1,080.7 | | 1,264.5 | |
| Menos: depreciación y amortización acumulada | (23,181.9) | | (23,190.2) | |
| **OTROS ACTIVOS** (Notas 11) | | 53,280.6 | | 41,094.6 |
| Aportes permanentes | 98.2 | | 83.2 | |
| Gastos anticipados y cargos diferidos | 3,439.4 | | 2,652.7 | |
| Otros | 71,137.3 | | 60,167.1 | |
| Menos: provisión | (21,394.3) | | (21,808.4) | |
| **VALORIZACIONES** (Notas 6 y 22) | | 430,452.1 | | 330,852.4 |
| Inversiones disponibles para la venta en títulos participativosde baja o minima bursatilidad o sin cotizacion en bolsa | 403,948.2 | | 310,310.6 | |
| Propiedades y equipo | 26,503.9 | | 20,541.8 | |
| **DESVALORIZACIONES** (Nota 6) | | (38,092.9) | | (37,394.4) |
| Inversiones disponibles para la venta en títulos participativos de baja o minima bursatilidad o sin cotizacion en bolsa | (38,092.9) | | (37,394.4) | |
| **TOTAL ACTIVO** | | $3,469,098.9 | | $3,400,097.0 |
| **CUENTAS CONTINGENTES ACREEDORAS POR CONTRA** (Nota 20) | | $192,261.5 | | $151,966.6 |
| **CUENTAS CONTINGENTES DEUDORAS** (Nota 20) | | 433,387.9 | | 314,952.3 |
| **CUENTAS DE ORDEN DEUDORAS** (Nota 21) | | 7,821,005.7 | | 7,640,522.9 |
| **CUENTAS DE ORDEN ACREEDORAS POR CONTRA** (Nota 21) | | 5,456,212.9 | | 3,926,455.2 |
| **TOTAL CUENTAS CONTINGENTES Y DE ORDEN** | | $13,902,868.0 | | $12,033,897.0 |

Veánse las notas que acompañan los Estados Financieros.

| | | |
|---|---|---|
| **José Elías Melo Acosta**<br>**Presidente (*)** | **Martha Cecilia Castro Ortíz**<br>**Gerente de Contabilidad (*)**<br>**T.P. 40995-T** | **Nelson Germán Segura Garzón**<br>**Revisor Fiscal T.P. 24750-7**<br>**Miembro de Deloitte & Touche Ltda.**<br>**(Ver informe adjunto)** |

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

## Estados Financieros - Corporación Financiera Colombiana S.A.
## Balances Generales a 30 de junio de 2008 y 31 de diciembre de 2007 *(expresado en millones de pesos)*

| PASIVO Y PATRIMONIO | A 30 de junio de 2008 | | A 31 de diciembre de 2007 | |
|---|---|---|---|---|
| **DEPOSITOS Y EXIGIBILIDADES** (Notas 12 y 22) | | $1,045,851.8 | | $965,148.5 |
| Certificados de depósito a término | 798,403.6 | | 706,063.5 | |
| Depósitos de ahorro | 242,320.2 | | 256,162.9 | |
| Otros | 5,128.0 | | 2,922.1 | |
| **FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA** (Nota 13) | | 435,423.7 | | 544,616.6 |
| **CUENTAS POR PAGAR** (Notas 14 y 22) | | 76,029.1 | | 82,987.7 |
| Intereses | 18,625.8 | | 12,204.1 | |
| Comisiones y honorarios | 3.5 | | 3.5 | |
| Dividendos y excedentes | 35,620.2 | | 56,679.1 | |
| Otras | 21,779.6 | | 14,101.0 | |
| **OTROS PASIVOS** (Nota 15) | | 8,195.4 | | 10,445.1 |
| Obligaciones laborales consolidadas | 1,944.0 | | 1,915.5 | |
| Ingresos anticipados y abonos diferidos | 4,992.3 | | 7,290.4 | |
| Pensiones de jubilación | 1,259.1 | | 1,239.2 | |
| **PASIVOS ESTIMADOS Y PROVISIONES** (Nota 16) | | 8,958.9 | | 3,680.1 |
| Obligaciones laborales | 813.1 | | 1,174.3 | |
| Impuestos | 4,830.6 | | 0.5 | |
| Otros | 3,315.2 | | 2,505.3 | |
| **TOTAL PASIVO** | | 1,574,458.9 | | 1,606,878.0 |
| **PATRIMONIO** | | 1,894,640.0 | | 1,793,219.0 |
| **CAPITAL SOCIAL** (Nota 17) | | 1,683.4 | | 1,653.8 |
| Dividido en 168,337,360 acciones de valor nominal de $10,oo c/u | | | | |
| **RESERVAS** (Nota 18) | | 1,168,009.8 | | 1,138,261.2 |
| Reserva legal | 617,134.5 | | 574,784.8 | |
| Reservas estatutarias y ocasionales | 550,875.3 | | 563,476.4 | |
| **SUPERAVIT o (DEFICIT)** | | 627,635.3 | | 552,905.1 |
| Ganancias o pérdidas no realizada en inversiones disponibles para la venta (Nota 19) | 235,276.1 | | 259,447.1 | |
| Valorizaciones | 430,452.1 | | 330,852.4 | |
| Desvalorizaciones | (38,092.9) | | (37,394.4) | |
| **UTILIDAD DEL EJERCICIO** | | 97,311.5 | | 100,398.9 |
| **TOTAL PASIVO Y PATRIMONIO** | | $3,469,098.9 | | $3,400,097.0 |
| **CUENTAS CONTINGENTES ACREEDORAS** (Nota 20) | | $192,261.5 | | $151,966.6 |
| Avales y garantías | 79,118.6 | | 46,994.5 | |
| Otras contingencias | 113,142.9 | | 104,972.1 | |
| **CUENTAS CONTINGENTES DEUDORAS POR CONTRA** (Nota 20) | | 433,387.9 | | 314,952.3 |
| **CUENTAS DE ORDEN DEUDORAS POR CONTRA** (Nota 21) | | 7,821,005.7 | | 7,640,522.9 |
| **CUENTAS DE ORDEN ACREEDORAS** (Nota 21) | | 5,456,212.9 | | 3,926,455.2 |
| **TOTAL CUENTAS CONTINGENTES Y DE ORDEN** | | $13,902,868.0 | | $12,033,897.0 |
| **UTILIDAD POR ACCION** (En pesos) | | $583.31 | | $607.07 |

Veánse las notas que acompañan los Estados Financieros.

**José Elías Melo Acosta**
**Presidente (*)**

**Martha Cecilia Castro Ortíz**
**Gerente de Contabilidad (*)**
**T.P. 40995-T**

**Nelson Germán Segura Garzón**
**Revisor Fiscal T.P. 24750-7**
**Miembro de Deloitte & Touche Ltda.**
**(Ver informe adjunto)**

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corficolombiana

## Estados Financieros - Corporación Financiera Colombiana S.A.
## Estados de Ganancias y Pérdidas a 30 de junio de 2008 y 31 de diciembre de 2007 *(expresado en millones de pesos)*

| GANANCIAS Y PÉRDIDAS | A 30 de junio de 2008 | | A 31 de diciembre de 2007 | |
|---|---|---|---|---|
| **INGRESOS OPERACIONALES DIRECTOS** (Nota 23) | | $817,204.0 | | $225,015.7 |
| Intereses | 8,604.3 | | 6,454.2 | |
| Utilidad en valoracion inversiones neg títulos de deuda | 7,136.6 | | 0.0 | |
| Utilidad en valoracion inversiones neg títulos participativos | 6,620.3 | | 11,181.5 | |
| Utilidad en valoracion inversiones para mantener hasta el vcto. | 3,778.0 | | 1,144.9 | |
| Utilidad en valoracion inversiones disponibles para la venta títulos deuda | 37,034.8 | | 21,529.3 | |
| Ganancia realizada en inversiones disponibles para la venta | 26.2 | | 0.0 | |
| Comisiones y honorarios | 6,222.8 | | 9,460.9 | |
| Utilidad en valoracion de derivados | 610,047.5 | | 68,716.8 | |
| Utilidad en valoracion de operaciones de contado | 4,264.8 | | 5,652.8 | |
| Cambios | 129,803.6 | | 76,119.3 | |
| Utilidad en venta de inversiones | 3,665.1 | | 24,756.0 | |
| **GASTOS OPERACIONALES DIRECTOS** | | 806,686.3 | | 199,199.6 |
| Intereses | 70,983.4 | | 61,468.7 | |
| Pérdida en valorizacion inversiones disponibles para la venta | 0.0 | | 4,217.7 | |
| Pérdida realizada en inversiones disponibles para la venta | 0.0 | | 225.9 | |
| Comisiones | 3,972.0 | | 3,146.6 | |
| Pérdida en valoración de derivados | 579,167.3 | | 56,023.6 | |
| Cambios | 144,817.4 | | 61,871.9 | |
| Pérdida en venta de inversiones | 2,695.1 | | 11,966.6 | |
| Perdida en la valoración de operaciones de contado | 5,051.1 | | 278.6 | |
| **RESULTADO OPERACIONAL DIRECTO** | | 10,517.7 | | 25,816.1 |
| **OTROS INGRESOS Y GASTOS OPERACIONALES - NETO** | | 54,510.6 | | 32,348.2 |
| **INGRESOS OPERACIONALES** | | 98,990.3 | | 67,411.3 |
| Dividendos y participaciones | 93,593.4 | | 64,909.4 | |
| Otros (Nota 23) | 5,396.9 | | 2,501.9 | |
| **GASTOS OPERACIONALES** | | 44,479.7 | | 35,063.1 |
| Gastos de personal | 13,076.0 | | 12,642.6 | |
| Otros (Nota 24) | 31,403.7 | | 22,420.5 | |
| **RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES** | | 65,028.3 | | 58,164.3 |
| **PROVISIONES** | | 1,974.4 | | 2,487.3 |
| Inversiones (Nota 6) | 1,778.7 | | 2,244.3 | |
| Cuentas por cobrar | 89.1 | | 53.4 | |
| Otras (Nota 27) | 106.6 | | 189.6 | |
| **DEPRECIACIONES - BIENES DE USO PROPIO** (Nota 10) | | 590.6 | | 632.5 |
| **AMORTIZACIONES** | | 637.8 | | 615.8 |
| **RESULTADO OPERACIONAL NETO** | | 61,825.5 | | 54,428.7 |
| **INGRESOS NO OPERACIONALES** (Notas 26) | | 41,816.3 | | 52,534.4 |
| **GASTOS NO OPERACIONALES** (Nota 22) | | 1,880.5 | | 1,124.2 |
| **RESULTADO NETO NO OPERACIONAL** | | 39,935.8 | | 51,410.2 |
| **UTILIDAD ANTES DE IMPUESTO A LA RENTA** | | 101,761.3 | | 105,838.9 |
| **IMPUESTO A LA RENTA Y COMPLEMENTARIOS** (Nota 27) | | 4,449.8 | | 5,440.0 |
| **UTILIDAD DEL EJERCICIO** | | $97,311.5 | | $100,398.9 |

Veánse las notas que acompañan los Estados Financieros.

**José Elías Melo Acosta**
**Presidente (*)**

**Martha Cecilia Castro Ortíz**
**Gerente de Contabilidad (*)**
**T.P. 40995-T**

**Nelson Germán Segura Garzón**
**Revisor Fiscal T.P. 24750-7**
**Miembro de Deloitte & Touche Ltda.**
**(Ver informe adjunto)**

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

## Estados Financieros - Corporación Financiera Colombiana S.A.
## Estados de Flujos de efectivo
## Períodos que terminaron el 30 de junio de 2008 y 31 de diciembre de 2007 *(expresado en millones de pesos)*

| | Junio de 2008 | Diciembre de 2007 |
|---|---|---|
| **FLUJOS DE EFECTIVO POR LAS ACTIVIDADES DE OPERACIÓN** | | |
| **Utilidad neta del ejercicio** | $97,311.5 | $ 100,398.9 |
| **Ajustes para conciliar la utilidad neta y el efectivo neto** | | |
| **Provisto en las actividades de operación:** | | |
| Provisión inversiones no negociables renta variable | 1,778.7 | 2,244.3 |
| Provisión cuentas por cobrar | 89.1 | 53.4 |
| Provisión bienes recibidos en pago | 15.6 | 73.3 |
| Provisión otros activos | 21.1 | 113.3 |
| Reintegro provisión inversiones | (8,997.1) | (19,155.0) |
| Reintegro provisión cartera de créditos | - | (1.8) |
| Reintegro provisión cuentas por cobrar | (3.1) | (272.9) |
| Reintegro provisión propiedades y equipos | - | (300.0) |
| Reintegro provisión bienes recibidos en pago | (18.3) | (17.3) |
| Reintegro provisión otros activos | (0.6) | (217.0) |
| Valoración de inversiones, neto | (54,569.7) | (29,638.0) |
| (Disminución) aumento ganancia no realizadas en inversiones disponibles para la venta | (24,171.0) | 244,726.4 |
| Producto de la venta de bienes recibidos en pago | 4,094.4 | 5,845.7 |
| Utilidad en venta de bienes recibidos en pago, neta | (3,118.4) | (4,664.6) |
| Utilidad en venta de propiedades y equipo, neta | (357.0) | (997.2) |
| Depreciaciones | 590.6 | 632.5 |
| Amortizaciones | 637.8 | 615.8 |
| **Utilidad depurada** | 13,303.6 | 299,439.8 |
| (Disminución) aumento otros pasivos | (2,249.7) | 1,175.5 |
| Aumento (disminución) pasivos estimados y provisiones | 5,278.8 | (8,490.1) |
| (Disminución) aumento cuentas por pagar | (6,958.6) | 15,875.2 |
| Disminución (aumento) cuentas por cobrar, neto | 33,399.8 | (19,481.5) |
| (Aumento) disminución en otros activos | (12,844.3) | 37,069.6 |
| Retiros bienes recibidos en pago | - | (0.1) |
| Efectivo neto provisto en actividades de operación | 16,626.0 | 26,148.6 |
| **Flujo de efectivo de las actividades de inversión** | | |
| Venta de inversiones | (51,535.6) | (393,313.8) |
| Utilidad en venta de inversiones, neta | (970.0) | (12,789.4) |
| Disminución cartera de créditos | - | 91.3 |
| Disminución aceptaciones y derivativos | 43,956.3 | 27,850.4 |
| Producto de la venta de inversiones | 114,980.2 | 188,889.1 |
| Producto de la venta de propiedades y equipo | 898.0 | 1,593.0 |
| Dividendos recibidos en efectivo | 455.8 | 744.0 |
| Compra de propiedades y equipo | (151.4) | (444.8) |
| Efectivo neto provisto (utilizado) por actividades de inversión | 107,633.3 | (187,380.2) |
| **Flujo de efectivo de las actividades de financiación** | | |
| Aumento depósitos y exigibilidades | 80,703.3 | 97,645.2 |
| (Disminución) fondos interbancarios comprados y pactos de recompra | (109,192.9) | (71,293.8) |
| (Disminución) créditos de bancos y otras obligaciones financieras | - | (29,409.1) |
| Dividendos pagados | (70,620.7) | (112,029.6) |
| Efectivo neto utilizado en actividades de financiación | (99,110.3) | (115,087.3) |
| Aumento neto en efectivo y equivalentes de efectivo | 38,452.6 | 23,120.9 |
| Efectivo al comienzo del período | 255,480.9 | 232,360.0 |
| Efectivo al final del período | $293,933.5 | $255,480.9 |

Veánse las notas que acompañan los Estados Financieros.

**José Elías Melo Acosta**
**Presidente (*)**

**Martha Cecilia Castro Ortíz**
**Gerente de Contabilidad (*)**
**T.P. 40995-T**

**Nelson Germán Segura Garzón**
**Revisor Fiscal T.P. 24750-7**
**Miembro de Deloitte & Touche Ltda.**
**(Ver informe adjunto)**

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

## Estados Financieros - Corporación Financiera Colombiana S.A.
## Estados de Cambios en el Patrimonio de los Accionistas
## Períodos que terminaron el 30 de junio de 2008 y 31 de diciembre de 2007 *(expresado en millones de pesos)*

| | Capital Social | Reserva legal | Reservas estatutarias y ocasionales: Disposiciones fiscales | Reservas estatutarias y ocasionales: A disposición de la asamblea | Reservas estatutarias y ocasionales: Fomento económico | Reservas estatutarias y ocasionales: Capitalización económica | Reservas estatutarias y ocasionales: Total | Ganancias no realizadas en inversiones | Valorizaciones | Desvalorizaciones | Resultado de ejercicios anteriores | Utilidad del ejercicio | Patrimonio de los accionistas |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Saldo al 30 de junio de 2007 | $1,653.8 | 574,784.8 | 380,652.5 | 189,577.2 | 8.8 | 4 4 | 570,242.9 | 14,720.7 | 312,881.8 | (68,498.2) | 0,0 | 105,263.1 | 1,511,048.9 |
| Traslado de pérdidas del ejercicio a resultados de ejercicios anteriores | - | - | - | - | - | - | - | - | - | - | 105,263.1 | (105,263.1) | - |
| Liberación de reservas sobre valoracion de inversiones (no gravable) | - | - | (31,494.3) | - | - | - | (31,494.3) | - | - | - | 31,494.3 | - | - |
| Liberación de reservas sobre valoracion de inversiones (gravable) | - | - | (158,082.8) | - | - | - | (158,082.8) | - | - | - | 158,082.8 | - | - |
| Reserva para futuros repartos | - | - | - | 182,810.6 | - | - | 182,810 6 | - | - | - | (182,810.6) | - | - |
| Dividendo en efectivo de $677 4 por acción sobre 154,884,9152 acciones ordinarias y 10,496,823 acciones con dividendo preferencial y sin derecho a voto suscritas y pagadas al 30 de junio de 2007,Este dividendo se cancelará en seis (6) cuotas mensuales de $112.9 cada una, | - | - | - | - | - | - | - | - | - | - | (112,029 6) | - | (112,029 6) |
| Movimiento del ejercicio | - | - | - | - | - | - | - | 244,726.4 | 17,970.6 | 31,103.8 | - | - | 293,800.8 |
| Utilidad del ejercicio | - | - | - | - | - | - | - | - | - | - | - | 100,398.9 | 100,398.9 |
| Saldo al 31 de diciembre de 2007 | $1,653.8 | 574,784.8 | 191,075.4 | 372,387.8 | 8.8 | 4.4 | 563,476.4 | 259,447.1 | 330,852.4 | (37,394.4) | - | 100,398.9 | 1,793,219.0 |
| Traslado de pérdidas del ejercicio a resultados de ejercicios anteriores | - | - | - | - | - | - | - | - | - | - | 100,398 9 | (100,398.9) | - |
| Liberación reserva para futuros repartos | - | - | - | (182,810.7) | - | - | (182,810.7) | - | - | - | 182,810 7 | - | - |
| Reservas sobre valoracion de inversiones Decreto 2336/95 | - | - | 8,432.0 | - | - | - | 8,432 0 | - | - | - | (8,432.0) | - | - |
| Reserva para futuros repartos | - | - | - | 161,777.6 | - | - | 161,777.6 | - | - | - | (161,777.6) | - | - |
| Dividendo en efectivo de $426 0 por acción sobre 154,884,915 acciones ordinarias y 10,496,823 acciones con dividendo preferenciales suscritas y pagadasa diciembre 31 de 2007, Este dividendo se cancelará en seis (6) cuotas mensuales dentro de lo cinco (5) primeros días de cada mes a partir del 1 de abril de 2008, | - | - | - | - | - | - | - | - | - | - | (70,620 7) | - | (70,620.7) |
| Dividendo en acciones de $257.27 por cada acción sobre las 154,884,915 acciones ordinarias y de $257.27 por cada acción sobre las 10,496,823 acciones preferenciales suscritas y pagadas a diciembre 31 de 2007, Este dividendo se pagara en acciones, a razónde 1 acción por cada 55,733796912 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 55,733796912 acciones preferenciales, suscritas y pagadas a 31 de diciembre de 2007, El pago de las acciones se hará el día 3 de bril de 2008 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente, Para tal fin se emitirán un total de 2,967,351 nuevas acciones, 2,779,012 acciones ordinarias y 188,339 acciones preferenciales, El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de enero de 2008, $14,338.51 | 29.6 | 42,349 7 | - | - | - | - | - | - | - | - | (42,179.1) | - | (0.0) |
| Movimiento del ejercicio | - | - | - | - | - | - | - | (24,171.0) | 99,599 7 | (698.5) | - | - | 74,730.2 |
| Utilidad del ejercicio | - | - | - | - | - | - | - | - | - | - | - | 97,311.5 | 97,311.5 |
| Saldo al 30 de junio de 2008 | $1,683.4 | 617,134.5 | 199,507.4 | 351,354.7 | 8.8 | 4.4 | 550,825.3 | 235,276.1 | 430,452.1 | (38,092.9) | (0.0) | 97,311.5 | 1,894,640.0 |

Véanse las notas que acompañan los estados financieros.

**José Elías Melo Acosta**
**Presidente (*)**

**Martha Cecilia Castro Ortíz**
**Gerente de Contabilidad (*)**
**T.P. 40995-T**

**Nelson Germán Segura Garzón**
**Revisor Fiscal T.P. 24750-7**
**Miembro de Deloitte & Touche Ltda.**
**(Ver informe adjunto)**

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corficolombiana

# Notas a los Estados Financieros
## 30 de junio de 2008 y 31 de diciembre de 2007

NOTAS A LOS ESTADOS FINANCIEROS 30 DE JUNIO DE 2008 Y 31 DE DICIEMBRE DE 2007

(1) Entidad Reportante

La Corporación Financiera Colombiana S.A., (en adelante la Corporación) es una institución financiera de carácter privado, autorizada por la Superintendencia Financiera, mediante Resolución del 18 de octubre de 1961, sociedad comercial anónima, establecida de acuerdo con las leyes colombianas el 27 de noviembre de 1961 mediante escritura pública No. 5710 de la notaría primera del círculo de Cali; el plazo de duración de la Corporación expira el 2 de octubre del año 2051, el cual puede ser extendido por simple resolución de la Asamblea de Accionistas.

Con la escritura No. 12.364 de diciembre 30 de 2005, se formaliza la fusión de la Corporación Financiera del Valle S.A.(entidad absorbente) y la Corporación Financiera Colombiana S.A.(absorbida) en esa misma escritura la entidad absorbente modificó su razón social por el de Corporación Financiera Colombiana S.A., cambió su domicilio de la ciudad de Cali a la ciudad de Bogotá, y aumentó su capital autorizado a $1,600. Posteriormente mediante escritura pública 2304 del 22 de marzo de 2007 de la Notaria 71 de Bogotá se aumentó el capital autorizado en $1,715.

Con la Escritura No. 10410 de la notaria 71 de Bogotá el día 26 de diciembre de 2007, se formalizó la fusión de la Corporación Financiera Colombiana (Entidad absorbente) y la Sociedad Proyectos de Energía S.A. (entidad absorbida) la cual se disuelve sin liquidarse.

La Corporación tiene como objeto social la movilización de recursos y asignación de capitales para promover la creación, reorganización, fusión, transformación y expansión de cualquier tipo de empresas, para participar en su capital y promover la participación de terceros en tales empresas, como también otorgarles financiación a mediano y largo plazo y ofrecerles servicios financieros especializados que contribuyan a su desarrollo. De estas empresas se exceptúan las instituciones sometidas al control y vigilancia de la Superintendencia Financiera, salvo las sociedades de servicios financieros y los establecimientos de crédito.

La Corporación tiene su domicilio principal en la ciudad de Bogotá y opera a través de sus 5 regionales y 7 agencias en distintas ciudades del país, al 30 de junio de 2008, la Corporación no tiene corresponsales no bancarios. Al 30 de junio de 2008 cuenta con 323 empleados directos, 9 indirectos y 44 temporales, además posee las siguiente filiales y subsidiarias Leasing Corficolombiana S.A., Banco Corficolombiana Panamá S.A., sociedad financiera en el exterior, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Lloreda S.A., Valle Bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda.,Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A , Pizano S.A en restructuración, e Industrias Lehner S.A. Los estados financieros que se acompañan combinan los activos, pasivos y resultados de la Dirección General y sus sucursales. Los estados financieros consolidados son preparados independientemente.

(2) Principales Políticas Contables

(a) Contabilidad Básica

El sistema contable utilizado por la Corporación es el de causación, según el cual los ingresos y egresos se registran cuando se causan independientemente que se hayan cobrado o pagado en efectivo.

Los ingresos, costos y gastos se registran por el sistema de causación, salvo lo contemplado en la Circular Externa 011 de 2002 emitida por la Superintendencia Financiera, relacionado con el ingreso de intereses que no causan sobre cartera comercial, que tengan más de tres meses de vencida. Estos intereses acreditan al ingreso cuando se recaudan.

Los intereses y comisiones cobrados anticipadamente son registrados como ingreso diferido.

(b) Disponible

Registra los recursos de alta liquidez con que cuenta la Corporación tales como: caja, depósitos en el Banco de la Republica, depósitos en bancos tanto en moneda nacional como en moneda extranjera y en otras entidades financieras tanto del país como del exterior.

Los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

El valor de los cheques girados por la Corporación, que no hayan sido cobrados luego de seis meses de girados se reclasifica en la cuenta pasiva cheques girados no cobrados.

Por instrucciones contables impartidas por la Superintendencia Financiera, las entidades Financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las notas débito extractadas no contabilizadas y las notas crédito contabilizadas no extractadas que poseen más de 30 días cuando sea en moneda nacional y 60 días cuando sea de moneda extranjera, de permanencia en dichas conciliaciones.

(c) Operaciones Repo, Simultáneas y de Transferencia Temporal de Valores

En las operaciones repo, simultáneas y de transferencia temporal de valores se presenta un intercambio de valores y de dinero entre las partes. En el caso de la operación de transferencia temporal de valores respaldada por valores, el intercambio se realiza entre valores.

En estas operaciones una de las partes, el enajenante (u originador en la Ttv), entrega valores al adquirente (receptor en la Ttv), y al hacerlo le transfiere la propiedad de éstos. A cambio, el adquirente (o receptor en la Ttv) le entrega dinero al enajenante u originador. En el caso de la transferencia temporal de valores (Ttv) respaldada por valores, el receptor entrega valores al originador y al hacerlo le transfiere la propiedad de éstos.

La transferencia de la propiedad es parte integral y principal de la estructura legal de estas operaciones, con ella se busca proteger a la contraparte en caso de un incumplimiento de quien entregó los valores.

De acuerdo con la norma, los valores se deben mantener registrados en el balance de quien inicialmente los entrega y esta entidad es quien debe valorarlos y reconocer los riesgos propios de los mismos. Así mismo, los flujos de efectivo que generen los valores dentro del plazo de la operación le deben ser restituidos a quien los entregó inicialmente en la misma.

Estas consideraciones se reflejan contablemente de la siguiente manera:

El enajenante, el originador o el receptor, según sea el caso, deben reclasificar dentro de su balance los valores que han entregado en una operación repo, simultánea o de transferencia temporal de valores y adicionalmente, deberán registrarlos dentro de sus cuentas de orden para revelar la entrega de los mismos.

El adquirente, el receptor o el originador según sea al caso, deben registrar en sus cuentas de orden el recibo de los valores provenientes de las operaciones mencionadas.

Las entidades participes en operaciones repo, simultáneas y de transferencia temporal de valores deben registrar los recursos dinerarios provenientes de estas operaciones dentro de sus respectivos balances como una obligación o un derecho, según sea la posición en que se encuentre.

Los valores transferidos con ocasión de operaciones repo, simultánea y de transferencia temporal de valores sólo se registran en el balance del adquirente, del receptor o del

originador, según sea el caso, en el momento en que se presente el incumplimiento de la respectiva operación o una de las partes de la operación sea objeto de un procedimiento concursal, de una toma de posesión para liquidación o de acuerdos globales de reestructuración de deudas.

En el mencionado evento, el enajenante, el originador o el receptor también debe retirar de su balance los valores entregados con ocasión de la celebración de las mencionadas operaciones.

Los valores obtenidos como consecuencia de la celebración de operaciones de transferencia temporal de valores, repo o simultánea que sean entregados nuevamente por la realización de alguna de las mencionadas operaciones, se registran únicamente a través de cuentas de orden.

Cuando se cumpla la operación a través de la cual se obtuvieron inicialmente los valores, se deberá revertir el registro realizado en cuentas de orden y en su lugar se aplicará la regla prevista en la tercera consideración para los valores entregados en desarrollo de las operaciones repo, simultáneas y de transferencia temporal de valores.

Cuando el adquirente, el originador o el receptor incurran en una posición en corto deberán registrar en su balance una obligación financiera a favor del enajenante, originador o receptor iniciales por el precio justo de intercambio de los respectivos valores.

Los rendimientos de las operaciones repo o de las operaciones simultáneas se deben causar por las partes exponencialmente durante el plazo de la respectiva operación y serán un gasto o un ingreso para cada una de éstas, según corresponda.

En aquellas operaciones de transferencia temporal de valores que se entreguen recursos dinerarios como respaldo de la operación, se podrá reconocer el pago de rendimientos y en dicho evento los mismos se causarán exponencialmente durante el plazo de la operación. Estos rendimientos se registrarán en los balances de las partes y serán un gasto o un ingreso para cada una de éstas, según corresponda.

La posición activa en una operación Repo o simultánea se presenta cuando una persona adquiere valores, a cambio de la entrega de una suma de dinero, asumiendo en dicho mismo acto y momento el compromiso de transferir nuevamente la propiedad al "enajenante" el mismo día o en una fecha posterior y a un precio determinado, de valores de la misma especie y características. A este participante en la operación se le denominará: "adquiriente".

La posición pasiva en una operación Repo o simultánea se presenta cuando una persona transfiere la propiedad de valores, a cambio del pago de una suma de dinero, asumiendo en este mismo acto y momento el compromiso de adquirirlos nuevamente de su contraparte o de adquirir de ésta valores de la misma especie y características el mismo día o en una fecha posterior y a un precio monto predeterminado. A este participante en la operación se le denominará: "enajenante".

*Fondos Interbancarios*

Se consideran fondos interbancarios aquellos que coloca (recibe) una entidad financiera en (de) otra entidad financiera en forma directa sin mediar para ello pacto de transferencia de inversiones o de cartera de créditos. Son operaciones conexas al objeto social que se pactan a un plazo no mayor a treinta (30) días comunes, siempre y cuando con ella se busque aprovechar excesos o suplir defectos de liquidez.

Las operaciones de fondos interbancarios comprenden igualmente las transacciones denominadas 'over-night', realizadas con bancos del exterior utilizando fondos de la entidad financiera nacional.

**(d) Inversiones**

Incluye las inversiones adquiridas por la Corporación con la finalidad de mantener una reserva secundaria de liquidez, de adquirir el control directo o indirecto de cualquier sociedad del sector financiero o servicios técnicos, de cumplir con disposiciones legales o reglamentarias, o con el objeto

exclusivo de eliminar o reducir significativamente el riesgo de mercado a que están expuestos los activos, pasivos u otros elementos de los estados financieros.

En el Cuadro 3 se indica la forma en que se clasifican, valoran y contabilizan los diferentes tipos de inversión.

### *Criterios para la Valoración de Inversiones*

La determinación del valor o precio justo de intercambio de un valor o título, debe considerar todos los criterios necesarios para garantizar el cumplimiento del objetivo de la valoración de inversiones establecido en el capítulo I de la Circular 100 y en todos los casos los siguientes:

- **Objetividad.** La determinación y asignación del valor o precio justo de intercambio de un valor o título se debe efectuar con base en criterios técnicos y profesionales, que reconozcan los efectos derivados de los cambios en el comportamiento de todas las variables que puedan afectar dicho precio.

- **Transparencia y representatividad**. El valor o precio justo de intercambio de un valor o título se debe determinar y asignar con el propósito de revelar un resultado económico cierto, neutral, verificable y representativo de los derechos incorporados en el respectivo valor o título.

- **Evaluación y análisis permanentes**. El valor o precio justo de intercambio que se atribuya a un valor o título se debe fundamentar en la evaluación y el análisis permanentes de las condiciones del mercado, de los emisores y de la respectiva emisión. Las variaciones en dichas condiciones se deben reflejar en cambios del valor o precio previamente asignado, con la periodicidad establecida para la valoración de las inversiones determinada en la presente norma.

- **Profesionalismo**. La determinación del valor o precio justo de intercambio de un valor o título se debe basar en las conclusiones producto del análisis y estudio que realizaría un experto prudente y diligente, encaminados a la búsqueda, obtención, conocimiento y evaluación de toda la información relevante disponible, de manera tal que el precio que se determine refleje los montos que razonablemente se recibirían por su venta.

### *Periodicidad de la Valoración y del Registro Contable*

La valoración de las inversiones se debe efectuar diariamente, a menos que en otras disposiciones se indique una frecuencia diferente.

Los registros contables necesarios para el reconocimiento de la valoración de las inversiones se deben efectuar con la misma frecuencia prevista para la valoración.

Las inversiones de los fondos mutuos de inversión y de los fideicomisos administrados por sociedades fiduciarias distintos de los patrimonios autónomos o de los encargos fiduciarios constituidos para administrar recursos pensionales de la seguridad social y de los fondos comunes de inversión ordinarios y de los fondos comunes de inversión especiales, se deben valorar por lo menos en forma mensual y sus resultados ser registrados con la misma frecuencia. No obstante, si los plazos de rendición de cuentas son menores, se deben acoger a éstos.

### *Reclasificación de las Inversiones*

Para que una inversión pueda ser mantenida dentro de una cualquiera de las categorías de clasificación de que trata el capítulo I de la Circular Externa 100 , el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversiones de la que forme parte. En cualquier tiempo, la Superintendencia puede ordenar a la entidad vigilada la reclasificación de un valor o título, cuando quiera que éste no cumpla con las características propias de la clase en la que pretenda ser clasificado o dicha reclasificación sea requerida para lograr una mejor revelación de la situación financiera del inversionista.

## Cuadro 3. Clasificación, valorización y contabilización de los diferentes tipos de inversión

| Clasificación | Plazo | Características | Valoración | Contabilización |
|---|---|---|---|---|
| Negociables | Corto plazo | Títulos adquiridos con el propósito de obtener utilidades por las fluctuaciones del precio. | Utilizan los precios justos de intercambio, tasas de referencia y/o márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia. | La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior se registra como mayor o menor valor de la inversión y su contrapartida afecta los resultados del periodo.<br>A partir del 12 de junio de 2007, en cumplimiento con la Circular Externa 014 de 2007 de la Superintendencia Financiera de Colombia, las inversiones se valoran a precios de mercado, a partir del mismo día de su adquisición, por tanto, la contabilización de los cambios entre el costo de adquisición y el valor de mercado de las inversiones se realiza a partir de la fecha de compra. |
| Para mantener hasta el vencimiento | Hasta su vencimiento | Títulos respecto de los cuales la Corporación tiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos hasta el vencimiento de su plazo de maduración. | En forma exponencial a partir de la tasa interna de retorno calculada en el momento de la compra. | El valor presente se contabiliza como un mayor valor de la inversión y su contrapartida se registra en los resultados del período. |
| Disponibles para la venta-títulos de deuda | Un año | Cumplido el año, el primer día hábil siguiente pueden reclasificar en las anteriores categorías. | Utilizan los precios justos de intercambio, tasas de referencia y márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia. | Los cambios que se presenten en estos valores o títulos de baja o mínima bursatilidad o sin ninguna cotización se contabilizan de acuerdo con el siguiente procedimiento:<br>➤ La diferencia entre el valor presente del día de la valoración y el inmediatamente anterior se registra como un mayor valor de la inversión con abono a cuentas de resultados.<br>➤ La diferencia entre el valor de mercado y el valor presente se registra como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio |
| Disponibles para la venta-títulos participativos | Sin | Con baja o mínima bursatilidad, que no tienen cotización, títulos que mantiene la Corporación en su calidad de controlante o matriz. | Las inversiones en títulos participativos se valoran de acuerdo con el índice de bursatilidad que mantengan en la fecha de valoración, así:<br>Baja o mínima bursatilidad o sin ninguna cotización se valoran mensualmente y se aumentan o disminuyen en el porcentaje de participación de las variaciones patrimoniales, subsecuentes a la adquisición de la inversión, calculadas con base en los últimos estados financieros certificados.<br>Dichos estados no pueden ser anteriores a seis (6) meses contados desde la fecha de la valoración, o los más recientes, cuando sean conocidos y dictaminados. | Baja o mínima bursatilidad o sin ninguna cotización<br>➤ La diferencia entre el valor de mercado o valor de la inversión actualizado y el valor por el cual se encuentra registrada la inversión, se contabiliza, así:<br>Si es superior, en primera instancia disminuye la provisión o desvalorización hasta agotarla y el exceso se registra como superávit por valorización.<br>Si es Inferior, afecta el superávit por valorización hasta agotarlo y el exceso se registra como una desvalorización.<br>➤ Cuando los dividendos o utilidades se reparten en especie, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registra como ingreso la parte que ha sido contabilizada como superávit por valorización, con cargo a la inversión y se revierte dicho superávit. Cuando los dividendos o utilidades se reparten en efectivo, se registra como ingreso el valor contabilizado como superávit por valorización, revirtiendo dicho superávit y el monto de los dividendos que excede el mismo se contabiliza como un menor valor de la inversión.<br>Alta y media bursatilidad<br>Disponibles para la venta<br>La actualización del valor de mercado de los títulos de alta o media bursatilidad o que se coticen en bolsas del exterior internacionalmente reconocidas, se contabiliza como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio, con abono o cargo a la inversión.<br>Los dividendos o utilidades que se reparten en especie o en efectivo, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registran como ingreso hasta el monto que le corresponde al inversionista sobre las utilidades o revalorización del patrimonio del emisor contabilizadas por éste desde la fecha de adquisición de la inversión, con cargo a cuentas por cobrar. |
| Negociables títulos participativos | | | Media bursatilidad, se valoran diariamente con base en el precio promedio determinado y publicado por las bolsas de valores, en las que se negocie. Dicho valor corresponde al precio promedio ponderado por la cantidad transada en los últimos cinco (5) días en los que haya habido negociaciones.<br>Alta bursatilidad, se valoran diariamente con base en el último precio promedio ponderado diario de negociación publicado por la bolsa de valores. | Negociable<br>Se contabiliza como una ganancias o pérdidas dentro de el Estado de Resultados, con abono o cargo a la inversión. |

Las entidades vigiladas pueden reclasificar sus inversiones de conformidad con las siguientes disposiciones:

***Reclasificación de las inversiones para mantener hasta el vencimiento a inversiones negociables***

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones para mantener hasta el vencimiento a la categoría de inversiones negociables cuando ocurra una cualquiera de las siguientes circunstancias:

- Deterioro significativo en las condiciones del emisor, de su matriz, de sus subordinadas ó de sus vinculadas.

- Cambios en la regulación que impidan el mantenimiento de la inversión.

- Procesos de fusión que conlleven la reclasificación o la realización de la inversión, con el propósito de mantener la posición previa de riesgo de tasas de interés o de ajustarse a la política de riesgo crediticio previamente establecida por la entidad resultante.

- Otros acontecimientos no previstos en los literales anteriores, previa autorización de la superintendencia respectiva.

***Reclasificación de las inversiones disponibles para la venta a inversiones negociables o a inversiones para mantener hasta el vencimiento***

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones disponibles para la venta a cualquiera de las otras dos categorías cuando:

- Se cumpla el plazo previsto en el numeral 3.3 del Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995.

- El inversionista pierda su calidad de matriz o controlante, si este evento involucra la decisión de enajenación de la inversión o el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio, a partir de esa fecha.

- Se presente alguna de las circunstancias previstas en el numeral 4.1 del Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995.

Cuando las inversiones para mantener hasta el vencimiento o inversiones disponibles para la venta se reclasifiquen a inversiones negociables, se deben observar las normas sobre valoración y contabilización de estas últimas. En consecuencia, las ganancias o pérdidas no realizadas se deben reconocer como ingresos o egresos el día de la reclasificación.

En los eventos en los que se reclasifique una inversión, la entidad de que se trate debe comunicar a la respectiva superintendencia la reclasificación efectuada, a más tardar dentro de los diez (10) días comunes siguientes a la fecha de la misma, indicando las razones que justifican tal decisión y precisando sus efectos en el estado de resultados.

Los valores o títulos que se reclasifiquen con el propósito de formar parte de las inversiones negociables, no pueden volver a ser reclasificados.

***Provisiones o pérdidas por calificación de riesgo crediticio***

El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en cada fecha de valoración con fundamento en la calificación de riesgo crediticio, de conformidad con las siguientes disposiciones.

Salvo en los casos excepcionales que establezca la Superintendencia, no estarán sujetos a las disposiciones de este numeral los valores o títulos de deuda pública interna o externa emitidos o avalados por la Nación, los emitidos por el Banco de la República y los emitidos o garantizados por el Fondo de Garantías de Instituciones Financieras - FOGAFÍN.

### *Valores o Títulos de Emisiones o Emisores que cuenten con Calificaciones Externas*

Los valores o títulos de deuda que cuenten con una o varias calificaciones otorgadas por calificadoras externas reconocidas por la Superintendencia Financiera, o los valores o títulos de deuda emitidos por entidades que se encuentren calificadas por éstas, no pueden estar contabilizados por un monto que exceda los siguientes porcentajes de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración:

| Calificación largo plazo | Valor máximo (%) | Calificación Corto plazo | Valor máximo (%) |
|---|---|---|---|
| BB+,BB,BB- | Noventa (90) | 3 | Noventa (90) |
| B+,B,B- | Setenta (70) | 4 | Cincuenta (50) |
| CCC | Cincuenta (50) | 5 y 6 | Cero (0) |
| DD,EE | Cero (0) | - | - |

### *Valores o Títulos de Emisiones o Emisores no Calificados*

Para los valores o títulos de deuda que no cuenten con una calificación externa, para valores o títulos de deuda emitidos por entidades que no se encuentren calificadas o para valores o títulos participativos, el monto de las provisiones se debe determinar con fundamento en la metodología que para el efecto determine la entidad inversionista. Dicha metodología debe ser aprobada de manera previa por la Superintendencia que ejerza vigilancia sobre la respectiva entidad.

Las entidades inversionistas que no cuenten con una metodología interna aprobada para la determinación de las provisiones a que hace referencia el presente numeral, se deben sujetar a lo siguiente:

| Categoría | Riesgo | Características | Provisiones |
|---|---|---|---|
| A | Normal | Cumplen con los términos pactados en el valor o título y cuentan con una adecuada capacidad de pago de capital e intereses. | No procede. |
| B | Aceptable | Corresponde a emisiones que presentan factores de incertidumbre que podrían afectar la capacidad de seguir cumpliendo adecuadamente con los servicios de la deuda. Así mismo, sus estados financieros y demás información disponible, presentan debilidades que pueden afectar su situación financiera. | El valor neto no puede ser superior al ochenta por ciento (80%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda, y del costo de adquisición en el caso de títulos participativos. |
| C | Apreciable | Corresponde a emisiones que presentan alta o media probabilidad de incumplimiento en el pago oportuno de capital e intereses. De igual forma, sus estados financieros y demás información disponible, muestran deficiencias en su situación financiera que comprometen la recuperación de la inversión. | El valor neto no puede ser superior al sesenta por ciento (60%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos. |
| D | Significativo | Corresponde a aquellas emisiones que presentan incumplimiento en los términos pactados en el título, así como sus estados financieros y demás información disponible presentan deficiencias acentuadas en su situación financiera, de suerte que la probabilidad de recuperar la inversión es altamente dudosa. | El valor neto no puede ser superior al cuarenta por ciento (40%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos. |
| E | Incobrable | Emisores que de acuerdo con sus estados financieros y demás información disponible se estima que la inversión es incobrable. Así mismo, si no se cuenta con los estados financieros con menos de seis (6) meses contados desde la fecha de la valoración. | El valor de estas inversiones debe estar totalmente provisionado. |

(e) <u>Aceptaciones y Derivativos</u>

*Aceptaciones Bancarias*

Registra el valor de las aceptaciones bancarias creadas por la Corporación por cuenta de sus clientes y las creadas por cuenta de ésta por sus corresponsales. Igualmente registra los contratos celebrados por la Corporación, de operaciones con derivados, tales como forwards, carrusel o futuros, swaps y opciones.

Las aceptaciones bancarias tienen un plazo de vencimiento hasta de un (1) año y solo podrán originarse en transacciones de importación y exportación de bienes o compraventa de bienes muebles en el interior.

En el momento de aceptación de letras, su valor es contabilizado simultáneamente en el activo y pasivo, como "aceptaciones bancarias en plazo" y si al vencimiento no son presentadas para su cobro, se clasifican bajo el título "aceptaciones bancarias después del plazo". Si al realizarse el pago no han sido cubiertas por el adquiriente de las mercaderías, se reclasifican a la cuenta de préstamos, "aceptaciones bancarias cubiertas".

Después del vencimiento las aceptaciones bancarias están sujetas al encaje fijado para exigibilidades a la vista y antes de treinta (30) días.

*Derivados*

La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación efectúa la valorización y contabilización de los derivados diariamente.

Formalización de las Operaciones de Derivados:

- Los derivados son operaciones financieras que se ejercen en un futuro, cuyas condiciones son determinadas por las partes que intervienen en ellas, y que se formalizan en un contrato o en una carta de compromiso debidamente suscrito y que debe contener en forma expresa, cuando menos, los derechos y obligaciones que le atañen a cada una de las partes involucradas en la operación, así como las condiciones de modo, tiempo y lugar para su cumplimiento, refrendados por los funcionarios autorizados para el efecto, salvo cuando se trata de operaciones realizadas a través de una Bolsa de Valores o de Futuros sometida a vigilancia estatal, en cuyo caso se atiende la reglamentación propia de la Bolsa.
- En el caso de las operaciones carrusel, las partes que intervienen en cada uno de los tramos de dicha operación suscriben un contrato o carta de compromiso.
- Con la circular 18 de 2007 se excluyen las operaciones simultáneas del grupo de derivados; sin embargo, su reclasificación opera a partir de enero 1 de 2008.

***Riesgos Existentes cuando se hacen Operaciones con Derivados***

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

***Riesgo de Solvencia***

Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

***Riesgo de Mercado***

Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general

más complejas y menos conocidas que las de productos financieros más tradicionales.

*Riesgo de Contraparte*

A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero negociado, generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de ésta pérdida se conoce como riesgo de contraparte.

*Riesgos Operacionales*

Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los contratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

*Riesgo Jurídico*

El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su exigibilidad; no existe una forma estándar para cuantificar este riesgo.

*Parámetros escogidos para la Valoración*

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones.

Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desean modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia Financiera con una antelación cuando menos de un mes.

*Límite en Tiempo para realizar Operaciones con Derivados*

Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contados entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

El Gobierno Nacional promulgó una reforma integral a la reglamentación de las operaciones con derivados y productos estructurados mediante los Decretos 1796, 1797 y 1121 de 2008, con base en esto la Superintendencia Financiera de Colombia, expidió la circular 025 el 26 de junio de 2008 en la que imparte las instrucciones relativas a la implementación de la reforma y ajusta la normatividad contenida en el capítulo XVIII de la circular 100 Básica Contable y Financiera, estas normas tendrán aplicación en el segundo semestre de 2008 .

**(f) Bienes Realizables y Recibidos en Dación de Pago**

Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de créditos a su favor.

Los bienes recibidos en dación de pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

Los bienes recibidos en dación de pago representados en títulos valores se valoran y contabilizan de acuerdo con lo estipulado en el Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995, sobre inversiones.

Para el registro de los bienes recibidos en dación de pago se tienen en cuenta las siguientes condiciones:

- El registro inicial se realiza de acuerdo con el valor determinado en la adjudicación judicial o el acordado con los deudores.

- Cuando el bien recibido en dación de pago no se encuentra en condiciones de enajenación, su costo se incrementa con los gastos necesarios en que se incurre para la venta.

- Si entre el valor por el cual se recibe el bien y el valor del crédito a cancelar resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar; en caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

### (g) Provisión Bienes Realizables y Recibidos en Dación de Pago

Las provisiones individuales para los bienes inmuebles son constituidas aplicando el modelo desarrollado por la Corporación y aprobado por la Superintendencia Financiera. El modelo estima la máxima pérdida esperada en la venta de los bienes recibidos en dación de pago, de acuerdo con su historia de recuperaciones sobre los bienes vendidos, la inclusión de gastos incurridos en el recibo, sostenimiento y venta de los mismos y la agrupación de éstos en categorías comunes para estimar la tasa base de provisión. Esta tasa se ajustará mensualmente hasta alcanzar el ochenta por ciento (80%) de provisión.

Para los bienes muebles se constituye dentro del año siguiente de la recepción del bien una provisión equiva-lente al treinta y cinco por ciento (35%) del costo de adquisición del bien recibido en pago, la cual debe incrementarse en el segundo año en un treinta y cinco por ciento (35%) adicional hasta alcanzar el setenta por ciento (70%) del valor en libros del bien recibido en pago antes de provisiones.

Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del cien por ciento (100%) del valor restante en libros. En caso de concederse prórroga el treinta por ciento (30%) de la provisión podrá constituirse en el término de la misma.

En relación con las provisiones de los BRDP muebles que correspondan a títulos de inversión, éstas se constituyen bajo los criterios establecidos en el capítulo I de la Circular Básica Contable y Financiera 100 de 1995.

### (h) Propiedades y Equipo

Registra los activos tangibles adquiridos, construidos o en proceso de importación, construcción o montaje que se utilizan en forma permanente en el desarrollo del giro del negocio y cuya vida útil excede de un (1) año. Incluye los costos y gastos directos e indirectos causados hasta el momento en que el activo se encuentra en condiciones de utilización.

Las adiciones, mejoras y reparaciones extraordinarias que aumenten significativamente la vida útil de los activos, se registran como mayor valor y los desembolsos por mantenimiento y reparaciones que se realicen para la conservación de estos activos se cargan a gastos, a medida que se causan.

La depreciación se registra utilizando el método de línea recta y de acuerdo con el número de años de vida útil estimado de los activos. Las tasas anuales de depreciación para cada rubro de activos son:

| | |
|---|---|
| Edificios | 5% |
| Muebles y equipos | 10% |
| Equipo de computación | 20% |
| Vehículos | 20% |

### (i) Sucursales y Agencias

Registra el movimiento de las operaciones que se realizan entre la Dirección General y las Agencias.

Los saldos se concilian mensualmente y las partidas que resultan pendientes se regularizan en un plazo no mayor de treinta (30) días calendario.

Al cierre contable se reclasifican los saldos netos, que reflejan las subcuentas de sucursales y agencias, a las cuentas activas o pasivas y se reconocen los ingresos y gastos respectivos.

(j) <u>Gastos Pagados por Anticipado</u>

Los gastos anticipados corresponden a erogaciones en que incurre la Corporación en el desarrollo de su actividad, cuyo beneficio se recibe en varios períodos, pueden ser recuperables y suponen la ejecución sucesiva de los servicios a recibir.

La amortización se realiza de la siguiente manera:

- Los intereses se causan durante el período prepagado.
- Los seguros durante la vigencia de la póliza.
- El mantenimiento de equipos y programas para computador durante la vigencia del contrato.
- El seguro de conexión durante el período en que se reciben los servicios.
- Los otros gastos anticipados durante el período en que se reciben los servicios o se causan los costos o gastos.

**(k) <u>Cargos Diferidos</u>**

Los cargos diferidos corresponden a costos y gastos, que benefician períodos futuros y no son susceptibles de recuperación. La amortización se reconoce a partir de la fecha en que contribuyen a la generación de ingresos.

- Las remodelaciones en un período no mayor a dos (2) años.
- Programas para computador en un período no mayor a tres (3) años, sin embargo, cuando se trate de programas de avanzada tecnología que constituyan una plataforma global que permita el crecimiento futuro de la entidad acorde con los avances del mercado y cuyos costos de desarrollo o adquisición superen el 30% del patrimonio técnico de la respectiva entidad, incluido el hardware, previo concepto de la Superintendencia Financiera, se podrá diferir a cinco (5) años a partir del momento en que cada producto inicia su etapa productiva, mediante un programa gradual y ascendente con porcentajes del 10%, 15%, 20%, 25% y 30%, respectivamente, o mediante alícuotas iguales.
- Los gastos incurridos en investigación y desarrollo de estudios y proyectos serán diferibles, siempre que los gastos atribuibles se puedan identificar separadamente y su factibilidad técnica esté demostrada, su amortización se hará en un período no mayor de dos (2) años.

  Los cargos diferidos por concepto de mejoras a propiedades tomadas en arrendamiento, se amortizarán en el período menor entre la vigencia del respectivo contrato (sin tener en cuenta las prórrogas) y su vida útil probable.
- Útiles y papelería de acuerdo con el consumo real.
- El impuesto predial durante la vigencia fiscal prepagada.
- Los cargos diferidos por concepto de publicidad y propaganda se amortizarán durante un período igual al establecido para el ejercicio contable, vale decir, durante tres (3) meses si el ejercicio es trimestral, durante seis (6) si es semestral, o durante doce (12) meses si el ejercicio es anual, siempre y cuando las erogaciones excedan de veinte (20) salarios mínimos mensuales. Sin embargo, tratándose de gastos de publicidad y propaganda que correspondan a campañas de promoción que se realicen con ocasión de la constitución de la Entidad o que tengan su origen en el lanzamiento de productos nuevos

o en el cambio de marca o de nombre de la institución o de sus productos, el período de amortización no podrá exceder del término de tres (3) años; en todo caso solamente podrán diferirse durante el período aludido los gastos que se efectúen dentro de los seis (6) meses siguientes a la ocurrencia de las situaciones referidas.

Los desembolsos correspondientes a publicidad y propaganda ocasionales, independientemente de su cuantía, no serán susceptibles de diferir.

- Contribuciones y afiliaciones, durante el correspondiente período prepagado.

- Comisiones pagadas por productos derivados durante el período del contrato.

- Los otros conceptos se amortizan durante el período estimado de recuperación de la erogación o de obtención de los beneficios esperados.

**(l) Derechos en Fideicomisos**

Contabilizados dentro de otros activos, comprende los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo al acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

**(m) Valorizaciones**

***Activos objeto de valorización:***

- Inversiones disponibles para la venta en títulos participativos.

- Propiedades y equipo, específicamente inmuebles.

- Bienes de arte y cultura

***Contabilización:***

Las inversiones disponibles para la venta en títulos participativos, en el evento en que el valor de la inversión actualizado con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización.

Las valorizaciones de bienes raíces se determinan al enfrentar el costo neto de los inmuebles con el valor de los avalúos comerciales efectuados por personas o firmas de reconocida especialidad e independencia.

En el evento de presentarse desvalorización, atendiendo la norma de la prudencia, para cada inmueble individualmente considerado, se constituye provisión.

La valorización de bienes de arte y cultura se registra teniendo en cuenta el estado de conservación de las obras, su originalidad, el tamaño, la técnica y la cotización de obras similares.

Las valorizaciones de bienes recibidos en pago se registran en cuentas de orden.

**(n) Ingresos Anticipados**

Los ingresos anticipados corresponden a comisiones recibidas por anticipado, las cuales se amortizan con base a su causación, igualmente en este rubro se registran las utilidades en ventas de bienes a crédito, las cuales se causan al ingreso a medida que se van recaudando.

**(ñ) Pensiones de Jubilación**

Se aplica lo establecido en el Decreto 1517 del 4 de agosto de 1998, que permite incrementar anualmente el porcen-

taje amortizado del cálculo actuarial. La provisión anual se aumenta en forma racional y sistemática, de manera que al 31 de diciembre del año 2010 se amortice el cien por ciento (100.0%) del cálculo correspondiente. A partir de entonces, se mantendrá la amortización en dicho porcentaje. En el caso de la Corporación el cálculo actuarial se encuentra totalmente amortizado.

Los pagos de pensiones de jubilación se cargan contra la provisión constituida.

**(o) Impuesto de Renta**

El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes.

**(p) Pasivos Estimados y Provisiones**

La Corporación registra provisiones para cubrir pasivos estimados, teniendo en cuenta que:

- Exista un derecho adquirido y en consecuencia, una obligación contraída,
- El pago sea exigible o probable y
- La provisión sea justificable, cuantificable y verificable

Igualmente, registra los valores estimados por los conceptos de impuestos y contribuciones y afiliaciones.

**(q) Conversión de Transacciones en Moneda Extranjera**

Las operaciones en moneda extranjera diferentes al dólar, son convertidas a dólares americanos, para luego reexpresarlas a pesos colombianos, al tipo de cambio de la tasa representativa del mercado calculada el último día hábil del mes. Al 30 de junio de 2008 y 31 de diciembre de 2007 las tasas fueron de $ 1,923.02 y $2,014.76 respectivamente. (Cifras en pesos colombianos).

**(r) Reconocimiento de Ingresos por Rendimientos Financieros**

Los ingresos por rendimientos financieros y otros conceptos se reconocen en el momento en que se causan, excepto los originados en:

Créditos calificados en "C" riesgo apreciable o en categorías de mayor riesgo, o cuando cumplan noventa y un (91) días para comercial y sesenta y un (61) días para consumo y microcrédito.

Estos rendimientos financieros se controlan en cuentas contingentes deudoras y se registran como ingreso, cuando son efectivamente recaudados.

Tratándose de capitalización de intereses su registro se hace en la cuenta de abono diferido y los ingresos se reconocen en la medida en que se recauden efectivamente.

**(s) Cuentas Contingentes**

En estas cuentas se registran las operaciones mediante las cuales la Corporación adquiere un derecho o asume una obligación cuyo surgimiento está condicionado a que un hecho se produzca o no, dependiendo de factores futuros, eventuales o remotos. Dentro de las contingencias deudoras se registra los rendimientos financieros a partir del momento en que se suspenda la causación en las cuentas de cartera de créditos.

**(t) Cuentas de Orden**

En estas cuentas se registran las operaciones realizadas con terceros que por su naturaleza no afectan la situación financiera de la Corporación.

Así mismo, se incluyen las cuentas de orden fiscales donde se registran las cifras para la elaboración de las declaraciones tributarias; igualmente, incluye aquellas cuentas de registro utilizadas para efectos fiscales, de control interno o información gerencial.

(u) Utilidad Neta por Acción

Para determinar la utilidad neta por acción, la Corporación utiliza el promedio ponderado de las acciones suscritas por el tiempo en circulación de las mismas durante el período contable. Al 30 de junio de 2008 y 31 de diciembre de 2007, el promedio ponderado de las acciones en circulación fue de 166,826,708.76 y 165,381,738.00 respectivamente.

(v) Estado de Flujos de Efectivo

Tal como lo dispone el Artículo 120 del Decreto 2649, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año y el efectivo provisto por las actividades de operación.

(w) Principales diferencias entre las Normas Especiales y las Normas de Contabilidad Generalmente Aceptadas en Colombia

Las normas contables especiales establecidas por la Superintendencia Financiera presentan algunas diferencias con las normas de contabilidad generalmente aceptadas en Colombia, como las siguientes:

*Propiedades, Planta y Equipo*

Las normas de contabilidad generalmente aceptadas determinan que al cierre del período el valor neto de las propiedades, planta y equipo, cuyo valor ajustado supere los veinte (20) salarios mínimos legales mensuales, se debe ajustar a su valor de realización o a su valor presente, registrando las valorizaciones y provisiones que sean necesarias, mientras que las normas especiales no presentan condiciones para esta clase de activos.

*Prima en Colocación de Acciones*

La norma especial establece que la prima en colocación de acciones se registra como parte de la reserva legal, mientras que la norma generalmente aceptada indica que se contabilice por separado dentro del patrimonio.

(3) Fusión Corporación Financiera Colombiana - Proyectos de Energía S. A.

La Asamblea General de Accionista aprobó esta fusión el 1 de octubre de 2007, cuyo compromiso se encuentra registrado en el Acta No. 066 de la misma fecha. Con la resolución número 2174 de diciembre 12 de 2007, la Superintendencia Financiera de Colombia, no objetó la fusión de la Corporación Financiera Colombiana S.A. (absorbente) y Proyectos de Energía S.A. (absorbida).

El 26 de diciembre de 2007, con la escritura No. 10410 de la notaría 71 de Bogota se formalizó la fusión de la Corporación Financiera Colombiana S.A. (absorbente) y Proyectos de Energía S.A. (absorbida). Las principales cifras de la entidad absoribida son: Activos $176,155.1, Pasivos $937.8, Patrimonio $175,217.3.

Las cifras del balance al 31 de diciembre de 2007 corresponden a las cifras fusionadas de la entidad absorbida.

(4) Disponible

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Moneda legal** | | |
| Banco de la República | $62,222.2 | 55,383.7 |
| Bancos y otras entidades financieras | 63,452.9 | 32,510.5 |
| | 125,675.1 | 87,894.2 |
| **Moneda extranjera** | | |
| Caja | 6.3 | 6.4 |
| Banco de la República | 12.0 | 12.6 |
| Bancos y otras entidades financieras | 282.9 | 530.9 |
| | 301.2 | 549.9 |
| | 125,976.3 | 88,444.1 |
| **Provisión** | (69.6) | (7.0) |
| | $125,906.7 | 88,437.1 |

No existían otras restricciones sobre el disponible adicionales al encaje depósitado en Banco de la República.

La provisión registrada correspondía a notas débito pendientes de contabilizar superiores a 30 días al 30 de junio por $69.6 y 31 de diciembre por $7.0. Al 31 diciembre de 2007 se reintegró provisión por $47.2.

## (5) Fondos Interbancarios Vendidos

| | Junio 2008 | | Diciembre 2007 | |
|---|---|---|---|---|
| | Saldo | Tasa (%) | Saldo | Tasa (%) |
| Inversiones en operaciones simultaneas | $40,866.9 | 6.82 * | - | - |
| Operaciones Over Night | 127,159.9 | 3.75 ** | 167,043.8 | 4.0 ** |
| | $168,026.8 | | 167,043.8 | |

* Corresponde a la tasa promedio ponderada de las operaciones vigentes en moneda legal al corte del período.

** Corresponde a la tasa promedio ponderada de las operaciones vigentes en moneda extranjera al corte del período.

Nota: los montos anteriores no están sujetos a restricciones ni limitaciones.

En caso de presentarse incumplimiento la Corporación se encuentra respaldada con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes a los semestres al 30 de junio de 2008 y 31 de diciembre de 2007 no se presentaron incumplimientos.

## (6) Inversiones

| | Junio 2008 | Diciembre 2008 |
|---|---|---|
| **NEGOCIABLES EN TÍTULOS DE DEUDA** | | |
| **Títulos de deuda pública interna emitidos o garantizados por la Nación:** | | |
| Títulos de Tesorería | $90,772.6 | 84,384.5 |
| Bonos de Solidaridad para la Paz | 14.2 | 3,515.2 |
| Bono Emcali | 18,666.3 | 19,487.5 |
| Títulos de Reducción de Deuda | - | 13,520.2 |
| Títulos de Devolución de Impuestos TIDIS | 1,658.5 | - |
| TES Ley 546 | 38.9 | 47.5 |
| | 111,150.5 | 120,954.9 |
| **Títulos de deuda pública externa emitidos o garantizados por la Nación:** | | |
| Bonos República de Colombia | 45,668.3 | 29,505.6 |
| **Títulos emitidos, avalados o garantizados por FOGAFIN** | 538.8 | 535.7 |
| **Títulos emitidos por el Banco de la República** | 12.5 | - |
| **Bonos hipotecarios** | | |
| Banco Davivienda | 49.9 | 203.8 |
| **Títulos de contenido crediticio derivados de procesos de titularización de subyacentes distintos de cartera hipotecaria** | | |
| Patrimonio autónomo Fiduciaria Davivienda Títulos | 58.8 | 60.0 |
| Fideicomiso Titularización Cementos Andinos | 35,094.8 | 36,421.6 |
| | 35,153.6 | 36,481.6 |
| **Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:** | | |
| Certificados de depósito a término | 22,414.4 | 1,667.7 |
| Bonos Leasing Colombia | 11,053.5 | - |
| Bono Corfinsura | 279.5 | 279.0 |
| Bonos Leasing de Occidente | 139.7 | 139.9 |
| Bonos Leasing Corficolombiana | 409.1 | 407.0 |
| Bono BBVA | - | 24,637.1 |
| | 34,296.2 | 27,130.7 |
| **Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:** | | |
| Bono IPC Bavaria | - | 1,692.4 |
| Bono IPC 365 EPSA | 160.1 | - |
| Bono IPC Codensa | - | 493.1 |
| Bono IPC ISA | 139.2 | 1,745.6 |
| Bono IPC Alquería | 2,657.5 | 2,658.6 |
| Pagare Coviandes S.A. | 6,924.9 | 6,411.3 |
| | 9,881.7 | 13,001.0 |
| **Títulos emitidos, avalados, garantizados o aceptados por gobiernos extranjeros** | | |
| Bonos Treasury | 3,770.7 | - |
| **Total Inversiones Negociables Títulos de Deuda** | $240,522.2 | $227,813.3 |
| **PARA MANTENER HASTA EL VENCIMIENTO** | | |
| **Títulos de deuda pública interna emitidos o garantizados por la Nación** | | |
| Títulos de Reducción de Deuda | - | 40,191.8 |
| **Títulos emitidos, avalados o garantizados por Bancos del exterior** | | |
| Avantel | - | 282.1 |
| Otros títulos de deuda pública | - | 994.3 |
| **Total para Mantener hasta el Vencimiento** | - | 41,468.2 |
| **DISPONIBLES PARA LA VENTA EN TÍTULOS DE DEUDA** | | |
| **Títulos de deuda pública externa emitidos o garantizados por la Nación** | | |
| Títulos de Tesorería | 98,512.9 | 42,847.9 |

*Continúa* →

## (6) Inversiones *(Continuación)*

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Otros títulos de deuda pública** | | |
| Bono IPC Acueducto de Bogotá | - | 1,709.5 |
| **Títulos de contenido crediticio derivados de procesos de titularización de cartera hipotecaria** | | |
| Tips Titularizadora Colombiana | 9,222.0 | 9,944.1 |
| **Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:** | | |
| Certificados de Depósito a Término | 33,111.6 | 62,399.9 |
| Bono Bancolombia | 24,862.4 | 9,609.4 |
| Bono Leasing Colombia | 16,031.6 | 29,700.6 |
| Bono Leasing de Occidente | 5,043.7 | 32,655.8 |
| **Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:** | | |
| Bono Surenting S.A. | 3,506.2 | 3,568.4 |
| Bono Leasing Corficolombiana S.A. | 2,273.1 | 2,177.1 |
| Bono subordinado IPC BBVA | 15,190.2 | 15,158.6 |
| Bono subordinado IPC – Leasing de Occidente S.A. | 6,357.8 | 6,348.8 |
| Bono Banco Centro Americano Integración Económica | 4,312.3 | 4,490.0 |
| Tips Titularizadora Colombiana | 56,597.6 | 43,263.6 |
| | 167,286.5 | 209,372.2 |
| **Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:** | | |
| Bonos Obligatoriamente Convertibles en Acciones | 1,122.9 | 1,766.5 |
| Bono IPC Alquería | 5,315.0 | 5,317.1 |
| Bonos IPC ISA | - | 169.4 |
| Bono IPC NQS | 1,332.3 | 1,468.3 |
| Notas Patrimonio Fiduciaria Corficolombiana | - | 3,742.8 |
| Bono EEB Internacional | 34,888.3 | 20,898.4 |
| Bono TGI Internacional | 20,815.6 | 10,756.3 |
| | 63,474.1 | 44,118.8 |
| **Total disponibles para la venta títulos de deuda** | $338,495.5 | $307,992.5 |
| **DERECHOS DE RECOMPRA DE INVERSIONES** | | |
| **Negociables en Títulos de Deuda** | | |
| **Títulos de deuda pública interna emitidos o garantizados por la Nación:** | | |
| Títulos de Tesorería | $7,855.0 | $47,199.4 |
| Bonos de Solidaridad para la Paz | 2,687.0 | 247.2 |
| Títulos de Reducción de Deuda | 35,876.3 | 20,522.7 |
| | 46,418.3 | 67,969.3 |
| **Títulos de deuda pública externa emitidos o garantizados por la Nación:** | | |
| Títulos de Tesorería | - | 15,667.7 |
| **Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:** | | |
| Certificados de depósito a término | 5,154.2 | - |
| Bonos Bancoldex | - | 12,073.3 |
| | 5,154.2 | 12,073.3 |
| **PARA MANTENER HASTA EL VENCIMIENTO** | | |
| **Títulos de deuda pública interna emitidos o garantizados por la Nación** | | |
| Títulos de Reducción de Deuda | 52,663.8 | 9,780.5 |
| Otros títulos de deuda pública: | | |
| Títulos de Desarrollo Agropecuario: | | |
| Clase "A" | 12,988.1 | 12,592.9 |
| Clase "B" | 22,184.7 | 20,517.2 |
| | 35,172.8 | 33,110.1 |

Continúa →

## (6) **Inversiones** *(Continuación)*

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **DISPONIBLES PARA LA VENTA EN TÍTULOS DE DEUDA** | | |
| **Títulos de deuda pública interna emitidos o garantizados por la Nación:** | | |
| Títulos de Tesorería | 268,334.7 | 318,436.4 |
| **Otros títulos de deuda pública:** | | |
| Bono IPC Acueducto de Bogotá | 1,817.5 | - |
| **Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:** | | |
| Bono Leasing Colombia | 22,090.4 | 19,095.8 |
| Bono Subordinado Leasing de Occidente S.A. | - | 202.6 |
| Bono Leasing de Occidente S.A. | 7,361.9 | - |
| Bono Leasing Corficolombiana S.A. | 1,029.2 | - |
| CDT Banco Red Colpatria | 4,051.5 | - |
| CDT IPC Banco Davivienda | 700.2 | 861.9 |
| CDT Leasing de Crédito | 509.6 | 617.7 |
| | 35,742.8 | 20,778.0 |
| **Títulos emitidos entidades no vigiladas por la Superintendencia Financiera:** | | |
| Bono IPC ISA | 172.9 | - |
| **TOTAL DERECHOS DE RECOMPRA DE INVERSIONES** | $445,477.0 | $477,815.3 |

**Negociables - Títulos Participativos**

| | Junio 2008 | | |
|---|---|---|---|
| | **Capital social** | **% participación** | **Valor de mercado** |
| **En el Sector Financiero** | | | |
| Banco de Occidente S.A. | $4,110.8 | 0.26 | $6,233.7 |
| **En Fondos Comunes Ordinarios** | | | 52,337.8 |
| | | | $58,571.5 |

| | Diciembre 2007 | | |
|---|---|---|---|
| | **Capital social** | **% participación** | **Valor de mercado** |
| **En entidades del Sector Real** | | | |
| Mineros S.A. | $158,9.0 | 6.98 | $44,646.8 |
| **En el Sector Financiero** | | | |
| Banco de Occidente S.A. | $4,110.8 | 0.26 | 7,509.4 |
| | | | $52,156.2 |
| **En Fondos Comunes Ordinarios** | | | 35,960.6 |
| | | | $88,116.8 |

## Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad

| | Junio 2008 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Valor Patrimonio | (*) | Número de acciones | % de participación | Costo de adquisición | Costo ajustado | Valor de mercado | Valorización | Desvalorización | Provisión |
| Aerocali S.A. | 11,146.4 | 1 | 126,654 | 33.33% | 2,258.5 | 2,473.6 | 3,535.8 | 1,062.2 | - | - |
| Alimentos derivados de la Caña | 33,630.7 | 4 | 52,000 | 0.31% | 26.1 | 26.1 | 39.2 | 13.1 | - | - |
| Aquacultivos del Caribe S.A. | 8,092.9 | 6 | 106,000 | 5.47% | 658.8 | 477.4 | 477.4 | - | - | 477.4 |
| AV Villas (Acciones Preferenciales) | 586,757.7 | 2 | 20,763 | 0.01% | 27.5 | 76.8 | 46.9 | - | - | 29.9 |
| Banco Corficolombiana Panamá S.A. | USD$6.088.8 | 1 | 6,019,000 | 100.00% | 12,126.80 | 11,574.6 | 11,709.0 | 134.4 | - | - |
| Bladex S.A. | - | 1 | 2,070 | 0.00% | 40.4 | 39.5 | 73.7 | 34.2 | - | - |
| C.I. Yumbo S.A. | 26,127.1 | 3 | 11,001 | 0.10% | 12.7 | 11.3 | 19.6 | 8.3 | - | - |
| Cámara de Compensación de Divisas de Colombia S.A. | 1,668.1 | 3 | 79,687,500 | 3.19% | 79.7 | 79.7 | 53.2 | - | 26.5 | - |
| Cámara de Riesgo Central de Contraparte de Colombia S.A. (b) | - | - | 312,744,041 | - | 312.7 | 312.7 | - | - | - | - |
| Caribú Internacional S.A. | - | - | 782,278,588 | 0.00% | 782.3 | 782.3 | 782.3 | - | - | 782.3 |
| Casa de Bolsa Corficolombiana S.A. | 10,433.5 | 1 | 1,564,053 | 94.50% | 4,286.5 | 10,557.8 | 9,992.6 | - | 565.2 | - |
| Cine Colombia S.A. | 6,775.6 | 2 | 284,057 | 0.45% | 776.5 | 776.5 | 828.4 | 51.9 | - | - |
| Colombiana de Extrusión S.A. Extrucol | 17,608.1 | 2 | 315,420 | 20.00% | 2,526.0 | 1,784.8 | 3,545.8 | 1,761.0 | - | - |
| Colombiana de Licitaciones y Concesiones Ltda. | 30,657.9 | 2 | 1,964,422 | 99.99% | 16,836.1 | 20,437.2 | 30,657.9 | 10,220.7 | - | - |
| Colombina S.A. | 332,095.4 | 3 | 32,683,321 | 7.59% | 10,184.1 | 14,823.6 | 25,202.9 | 10,379.3 | - | - |
| Compañía Aguas de Colombia | 5,857.4 | 4 | 560,000 | 20.00% | 448.4 | 1,096.7 | 1,171.4 | 74.7 | - | - |
| Concesionaria Tibitoc S.A. | 45,136.8 | 3 | 9,086,933 | 33.33% | 12,799.5 | 9,822.7 | 14,571.7 | 4,749.0 | - | - |
| Corporación Andina de Fomento | US$4,211.2 | 3 | 12 | 0.00% | 287.2 | 168.3 | 285.5 | 117.2 | - | - |
| Coviandes S.A. | 113,925.1 | 4 | 68,002 | 0.25% | 237.4 | 92.8 | 272.9 | 129.0 | - | - |
| Deposito Central de Valores-Deceval | 52,186.1 | 1 | 16,781 | 3.67% | 822.1 | 1,385.0 | 1,921.1 | 536.1 | - | - |
| Estudios Proyectos e Inversiones de los Andes S.A. | 94,425.7 | 2 | 31,665,997 | 94.87% | 52,437.5 | 40,980.3 | 89,585.9 | 48,605.6 | - | - |
| Eternit Colombiana S.A. | 51,512.5 | 3 | 99,850 | 0.26% | 138.8 | 69.6 | 132.1 | 62.5 | - | - |
| Empresa de Energía de Bogotá | 6,471,269.7 | 3 | 3,271,505 | 3.81% | 211,953.5 | 211,953.5 | 245,793.4 | 33,839.9 | - | - |
| Fiduciaria Corficolombiana S.A. | 30,308.1 | 1 | 18,774,477 | 94.50% | 25,427.4 | 19,659.0 | 28,641.2 | 8,982.2 | - | - |
| Fiduciaria Occidente S. A. | 59,782.9 | 3 | 606,494 | 4.44% | 1,840.9 | 1,762.9 | 2,672.8 | 909.9 | - | - |
| Futbolred.com S.A. | 336.4 | 5 | 120,000 | 35.67% | 361.6 | 361.6 | 361.6 | - | - | 361.6 |
| Gas Natural S.A. E.S.P. | 551,370.1 | 1 | 621,866 | 1.68% | 27796.8 | 27,796.8 | 29,658.6 | 1,861.8 | - | - |
| Gasoducto del Tolima S.A. | 14,341.1 | 4 | 230,711 | 5.80% | 305.7 | 305.7 | 832.3 | 526.6 | - | - |
| Hoteles Estelar de Colombia S.A. | 147,293.5 | 1 | 24,920,837 | 84.91% | 71,824.8 | 43,697.2 | 125,156.7 | 81,459.5 | - | - |
| Inducarbón | - | - | 2,528 | 0.09% | - | 1.1 | 1.1 | - | - | 1.1 |
| Industria Colombo Andina-Inca S.A. | 24,308.9 | 4 | 1,985,607 | 0.67% | 44.3 | 43.9 | 147.9 | 104.0 | - | - |
| Industrias Lehner S.A. | 24,145.3 | 3 | 24,111,860 | 49.83% | 12,652.8 | 12,652.8 | 11,926.6 | - | 726.2 | - |
| Jardín Plaza S.A. | 35,030.3 | 3 | 888,000 | 17.76% | 10,031.1 | 10,031.1 | 11,973.6 | 1,942.5 | - | - |
| Leasing de Occidente S.A. | 184,982.7 | 1 | 369,327,644 | 45.24% | 56,009.2 | 66,843.7 | 83,688.6 | 16,844.9 | - | - |
| Leasing Corficolombiana S.A. | 60,812.9 | 1 | 116,979,250 | 94.50% | 34,841.6 | 40,916.2 | 57,468.2 | 16,552.0 | - | - |
| Lloreda S.A. | 144,608.7 | 3 | 419,990,393 | 56.26% | 65,955.6 | 131,324.0 | 131,324.0 | - | 32,572.4 | 98,751.6 |
| Mavalle S.A. | 7,395.4 | 1 | 30,000 | 3.75% | 257.3 | 257.3 | 273.4 | 16.1 | - | - |
| Metrex S.A. | 8,376.7 | 3 | 321,782 | 10.11% | 168.4 | 168.4 | 380.7 | 212.3 | - | - |
| Organización Pajonales S.A | 86,779.4 | 1 | 1,195,880 | 94.99% | 24,757.9 | 33,758.9 | 82,435.3 | 48,676.4 | - | - |
| Petróleos Colombianos Limited | - | 7 | 17,107 | 0.05% | 111.4 | 95.4 | 95.4 | - | - | 95.4 |
| Petróleos Nacionales S.A. | - | 9 | 6,235,383 | 19.54% | - | 257.3 | 257.3 | - | - | 257.3 |
| Pizano S.A. | 193,601.0 | 3 | 23,327,594 | 36.00% | 31,503.4 | 27,591.9 | 27,591.9 | - | - | 2,537.1 |
| Plantaciones Unipalma de los Llanos S.A. | 58,557.5 | 1 | 1,054,175,677 | 54.53% | 19,174.3 | 13,604.0 | 31,931.0 | 18,327.0 | - | - |
| Proinversiones S.A. | 1,354.7 | 3 | 437,266 | 3.02% | 9.6 | 9.6 | 9.6 | - | - | 3.8 |
| Promisión Celular S.A. Promicel | 6,244.1 | 4 | 4,680,420 | 16.64% | 5,642.5 | 4,803.8 | 1,386.3 | - | 3,417.5 | - |
| Promotora de Inversiones Ruitoque S. A. | 41.8 | 3 | 43,289,334 | 3.03% | 703.7 | 747.8 | 747.8 | - | - | 184.8 |
| Promotora la Enseñanza S.A. (a) | - | - | 490,042 | 2.45% | - | 69.8 | 69.8 | - | - | 69.8 |
| Promotora la Alborada S.A. (a) | - | - | 991,383,354 | 1.83% | - | 316.3 | 316.3 | - | - | 316.3 |

Continúa —>

## Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad *(Continuación)*

| | Junio 2008 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Valor Patrimonio | (*) | Número de acciones | % de participación | Costo de adquisición | Costo ajustado | Valor de mercado | Valorización | Desvalorización | Provisión |
| Promotora y Comercializadora Turística Santamar S.A. | 16,426.4 | 3 | 320,989,826 | 84.55% | 10,973.4 | 9,498.6 | 9,498.6 | - | - | 2,914.6 |
| Proyectos de Infraestructura S.A. | 105,564.0 | 2 | 34,389,667 | 88.25% | 105,204.7 | 68,375.9 | 100,280.5 | 31,904.6 | - | - |
| Sociedad de Inversiones en Energía S.A. | 1,318,665.0 | 3 | 14,485,627 | 7.84% | 21,174.6 | 18,985.4 | 68,002.8 | 49,017.4 | - | - |
| Sociedad Hotelera Cien Internacional S.A. | 16,669.6 | 3 | 133,393 | 0.39% | 60.9 | 58.4 | 65.7 | 7.3 | - | - |
| Sociedad Transportadora de Gas del Oriente S.A. | 34,431.4 | 1 | 18,534,891 | 20.00% | 3,705.6 | 4,677.5 | 6,891.1 | 2,213.6 | - | - |
| Tejidos Sintéticos de Colombia S.A. | 21,212.3 | 1 | 52,786,049 | 94.99% | 13,648.7 | 15,688.9 | 20,149.5 | 4,460.6 | - | - |
| Textiles el Espinal S.A. | 35,051.9 | 2 | 7,107,259 | 8.56% | 2399.1 | 2,399.1 | 2,399.1 | - | - | 1,439.6 |
| Valle Bursátiles | 754.6 | 1 | 509,277 | 5.05% | 34.7 | 31.2 | 39.0 | 7.8 | - | - |
| Valora S.A. | 23,635.1 | 1 | 136,998,310 | 94.95% | 22,110.9 | 19,247.9 | 25,984.2 | 6,736.3 | - | - |
| Valores de Occidente S. A. | 4,241.6 | 3 | 1,162,713 | 48.99% | 2,357.3 | 2,257.4 | 1,472.3 | - | 785.1 | - |
| Ventas y Servicios S. A. | 1,657.9 | 3 | 64,599 | 19.90% | 232.6 | 219.8 | 330.2 | 110.4 | - | - |
| Provisión General de Inversiones | - | - | - | - | - | - | - | - | - | 419.6 |
| | | | | | | 908,319.4 | | $402,652.30 | $38,092.90 | $108,642.2 |

(a) No presentan valor patrimonial porque La Corporación no tenía información actualizada a junio 30 de 2008, estas inversiones están totalmente provisionadas.
(b) No presenta valor patrimonial por ser una Empresa de reciente creación.
(*) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.
(1) Valor Patrimonio al 30 de mayo 2008.
(2) Valor Patrimonio al 30 de abril de 2008.
(3) Valor Patrimonio al 30 de abril de 2008.
(4) Valor Patrimonio al 31 de diciembre de 2007.
(5) Valor Patrimonio al 30 de septiembre de 2007.
(6) Valor Patrimonio al 31 de diciembre de 2006.
(7) Valor Patrimonio al 31 de mayo de 2006.
(8) Valor Patrimonio al 30 de noviembre de 2005.
(9) Valor Patrimonio al 31 de diciembre de 1996.

**Con alta y media bursatilidad**

| | Junio 2008 | | | | | |
|---|---|---|---|---|---|---|
| | **Capital social** | **Número de acciones** | **% de participación** | **Costo de adquisición** | **Valor en bolsa (*)** | **Valor de mercado** |
| **Con alta bursatilidad** | | | | | | |
| Tablemac S.A. | 35,557.6 | 3,019,057,079 | 11.88 | 4,226.6 | 10.31 | 19,986.2 |
| Enka de Colombia | 117,737.2 | 34,448,128 | - | 1,963.3 | 15.10 | 327.2 |
| **Con media bursatilidad** | | | | | | |
| Promigas S.A. | 13,298.5 | 19,123,532 | 14.37 | $480,780.9 | 38,257.11 | $732,780.8 |
| Av Villas (acciones ordinarias) | 22,473.1 | 45,677 | 0.00 | 140.4 | 3,539.79 | 163.5 |
| Mineros S.A. (**) | 58.9 | 18,275,422 | 6.98 | 50,257.4 | 2,500 | 45,688.5 |
| | | | | $485,007.5 | | $798,946.2 |
| **Otros Títulos- Fibratolima** | | | | | | $1,347.3 |
| **Total inversiones disponibles para la venta** | | | | | | $1,708,612.9 |

(*) Valores expresados en pesos por acción.

(**) En marzo 31 de 2008 se reclasificó la inversión en Mineros S.A. de inversión negociable a inversión disponible para la venta, una vez aprobada por la Junta Directiva.

**Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad**

| | Diciembre 2007 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Valor Patrimonio | Número de acciones | % de participación | Costo de adquisición | Costo ajustado | Valor de mercado | (*) | Valorización | Desvalorización | Provisión |
| Aerocali S.A. | 14,247.3 | 126,654 | 33.33% | 2,258.5 | 3,356.8 | 3,356.8 | 1 | - | - | 3,356.8 |
| Alimentos derivados de la Caña | 32,191.5 | 52,000 | 0.31% | 26.1 | 26.1 | 35.9 | 3 | 9.9 | - | - |
| Aquacultivos del Caribe S.A. | 8,092.9 | 106,000 | 5.47% | 658.8 | 477.4 | 420.1 | 6 | - | - | 477.4 |
| AV Villas (Acciones Preferenciales) | 602,405.6 | 20,763 | 0.01% | 27.5 | 76.8 | 37.6 | 1 | - | 4.7 | 34.7 |
| Banco Corfivalle Panamá S.A. | USD$6.244.8 | 6,019,000 | 100.00% | 12,126.80 | 12,126.8 | 12,581.8 | 1 | 455.0 | - | - |
| Bladex S.A. | - | 2,070 | 0.00% | 40.4 | 41.4 | 78.4 | 1 | 37.0 | - | - |
| C.I. Yumbo S.A. | 25,348.9 | 11,001 | 0.10% | 12.7 | 11.3 | 18.9 | 3 | 7.6 | - | - |
| Cámara de Compensación de Divisas de Colombia S.A. | 1,938.1 | 79,687,500 | 3.19% | 79.7 | 79.7 | 61.8 | 2 | | 17.9 | |
| Cámara de Riesgo Central de Contraparte de Colombia S.A. (b) | - | 167,156,298 | 0.00- | 167.1 | 167.1 | - | - | - | - | - |
| Caribu Internacional S.A. (a) | | 782,278,588 | 0.00% | 782.3 | 782.3 | - | - | - | - | 782.3 |
| Casa de Bolsa Corficolombiana S.A. | 10,808.4 | 1,204,583 | 94.50% | 4,286.5 | 7,320.4 | 10,347.0 | 1 | 3,026.6 | - | - |
| Colombiana de Extrusión S.A. Extrucol | 18,942.4 | 315,420 | 20.00% | 2,526.0 | 1,784.8 | 3,715.9 | 2 | 1,931.1 | - | - |
| Colombiana de Licitaciones y Concesiones Ltda. | 31,355.8 | 1,964,422 | 99.99% | 16,836.1 | 20,437.2 | 31,355.7 | 1 | 10,918.5 | - | - |
| Colombina S.A. | 295,724.5 | 32,683,321 | 7.59% | 10,184.1 | 14,823.6 | 22,442.6 | 3 | 7,619.0 | - | - |
| Compañía Aguas de Colombia | 5,745.3 | 560,000 | 20.00% | 448.4 | 1,096.7 | 1,096.7 | 4 | - | | 827.9 |
| Concesionaria Tibitoc S.A. | 45,789.7 | 9,086,933 | 33.33% | 12,799.5 | 9,822.7 | 14,789.4 | 1 | 4,966.7 | - | - |
| Corporación Andina de Fomento | USD3.692.7 | 12 | 0.00% | 287.2 | 176.2 | 272.1 | 8 | 95.9 | - | - |
| Coviandes S.A. | 103,301.4 | 68,002 | 0.25% | 237.4 | 92.8 | 246.7 | 3 | 153.9 | - | - |
| Deposito Central de Valores-Deceval | 54,088.3 | 16,781 | 3.67% | 822.1 | 1,273.0 | 1,990.9 | 1 | 717.9 | - | - |
| Estudios Proyectos e Inversiones de los Andes S.A. | 92,605.1 | 31,665,997 | 94.87% | 52,437.5 | 40,980.3 | 87,858.6 | 1 | 46,878.3 | - | - |
| Eternit Colombiana S.A. | 45,030.1 | 99,850 | 0.26% | 138.8 | 69.6 | 115.4 | 3 | 45.8 | - | - |
| Empresa de Energía de Bogotá (1) | 5,723,877.9 | 3,271,505 | 3.81% | 211,953.5 | 211,953.5 | 215,610.5 | 2 | 3,657.0 | - | - |
| Fiduciaria Corficolombiana S.A. | 29,650.1 | 18,774,477 | 94.50% | 25,427.4 | 19,659.0 | 28,019.4 | 1 | 8,360.4 | - | - |
| Fiduciaria Occidente S.A. | 58,205.5 | 606,494 | 4.44% | 1,840.9 | 1,762.9 | 2,602.8 | 1 | 839.9 | - | - |
| Futbolred.com S.A. | 336.4 | 120,000 | 35.67% | 361.6 | 361.6 | - | 3 | - | - | 361.6 |
| Gas Natural S.A. E.S.P. | 609,110.9 | 621,866 | 1.68% | 27,796.8 | 27,796.8 | 30,631.2 | 2 | 2,834.4 | - | - |
| Gasoducto del Tolima S.A. | 10,138.2 | 230,711 | 5.80% | 305.7 | 305.7 | 588.5 | 1 | 282.8 | - | - |
| Hoteles Estelar de Colombia S.A. | 130,188.6 | 24,920,837 | 84.91% | 71,824.8 | 43,697.2 | 110,632.4 | 1 | 66,935.2 | - | - |
| Huevos Oro Ltda. | 10,902.3 | 1,133,593 | 99.99% | 11,283.5 | 11,197.4 | 10,902.4 | 2 | - | 295.1 | 4,331.7 |
| Inducarbón (a) | | 2,528 | 0.09% | - | 1.1 | 1.1 | 10 | - | - | 1.1 |
| Industria Colombo Andina-Inca S.A. | 23,309.3 | 1,985,607 | 0.67% | 44.3 | 43.9 | 147.6 | 3 | 103.7 | - | - |
| Industrias Lehner S.A. | 21,935.7 | 24,111,860 | 49.83% | 12,652.8 | 12,652.8 | 10,815.9 | 3 | - | 1,836.9 | - |
| Jardín Plaza S.A. | 33,817.7 | 888,000 | 17.76% | 10,031.1 | 10,031.1 | 11,778.5 | 3 | 1,747.4 | - | - |
| Leasing de Occidente S.A. | 170,374.5 | 345,435,408 | 45.24% | 56,009.2 | 61,381.2 | 77,079.6 | 1 | 15,698.5 | - | - |
| Leasing Corficolombiana S.A. | 53,815.7 | 109,394,977 | 94.50% | 34,841.6 | 37,116.5 | 53,816.5 | 1 | 16,700.0 | - | - |
| Lloreda S.A. | 145,664.8 | 419,990,393 | 56.26% | 65,955.6 | 131,324.0 | - | 1 | - | 32,572.4 | 98,751.6 |
| Mavalle S.A. | 7,158.1 | 30,000 | 3.75% | 257.3 | 257.3 | 264.4 | 3 | 7.1 | | |
| Metrex S.A. | 8,164.3 | 321,782 | 10.11% | 168.4 | 168.4 | 359.2 | 3 | 190.8 | - | - |
| Organización Pajonales S.A | 73,822.9 | 1,060,813 | 94.99% | 24,757.9 | 24,757.9 | 70,126.5 | 3 | 45,368.6 | - | - |
| Petróleos Colombianos Limited (a) | - | 17,107 | 0.05% | 111.4 | 99.9 | - | 9 | - | - | 99.9 |
| Petróleos Nacionales S.A. (a) | - | 6,235,383 | 19.54% | - | 257.3 | - | 11 | - | - | 257.3 |
| Pizano S.A. | 186,781.3 | 23,327,594 | 36.00% | 31,503.4 | 27,591.9 | 27,591.9 | 3 | - | - | 2,537.1 |
| Plantaciones Unipalma de los Llanos S.A. | 48,486.0 | 1,054,175,677 | 54.53% | 19,174.3 | 12,665.8 | 26,439.0 | 2 | 13,773.2 | - | - |
| Proinversiones S.A. | 2,994.9 | 437,266 | 3.02% | 9.6 | 9.6 | 9.6 | 3 | - | - | 3.8 |
| Promisión Celular S.A. Promicel | 16,359.4 | 4,680,420 | 16.64% | 5,642.5 | 4,803.8 | 3,067.6 | 8 | - | 1,736.2 | - |
| Promotora de Inversiones Ruitoque S. A. | 41.4 | 43,289,334 | 3.03% | 703.7 | 747.8 | 747.8 | 4 | - | - | 281.4 |
| Promotora la Enseñanza S.A. (a) | - | 490,042 | 2.45% | 69.8 | - | - | - | - | - | 69.8 |
| Promotora la Alborada S.A. (a) | - | 991,383,354 | 1.83% | 316.3 | - | - | - | - | - | 316.3 |

Continúa ⟶

**Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad** ***(Continuación)***

| | Diciembre 2007 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Valor Patrimonio | Número de acciones | % de participación | Costo de adquisición | Costo ajustado | Valor de mercado | (*) | Valorización | Desvalorización | Provisión |
| Promotora y Comercializadora Turística Santamar S.A. | 15,994.7 | 320,989,826 | 84.55% | 10,973.4 | 9,498.6 | 9,498.6 | 3 | - | - | 2,914.6 |
| Proyectos de Infraestructura S.A. | 89,678.4 | 34,389,667 | 88.25% | 105,204.7 | 68,375.9 | 89,316.6 | 1 | 20,940.7 | - | - |
| Sociedad de Inversiones en Energía S.A. | 366,298.8 | 14,485,627 | 10.31% | 21,174.6 | 18,985.4 | 40,558.8 | 2 | 21,573.4 | - | - |
| Sociedad Hotelera Cien Internacional S.A. | 17,291.5 | 133,393 | 0.39% | 60.9 | 58.4 | 68.1 | 3 | 9.7 | - | - |
| Sociedad Transportadora de Gas del Oriente S.A. | 49,257.7 | 18,534,891 | 20.00% | 3,705.6 | 4,023.3 | 9,860.3 | 3 | 5,837.0 | - | - |
| Tejidos Sintéticos de Colombia S.A. | 19,004.5 | 52,786,049 | 94.99% | 13,648.7 | 15,688.9 | 18,052.3 | 1 | 2,363.4 | - | - |
| Textiles el Espinal S.A. | 35,675.1 | 7,107,259 | 8.56% | 2399.1 | 2,399.1 | 2,399.1 | 1 | - | - | 479.8 |
| Valle Bursátiles | 744.5 | 509,277 | 5.05% | 34.7 | 31.2 | 38.5 | 3 | 7.3 | - | - |
| Valora S.A. | 23,635.1 | 136,998,310 | 94.95% | 22,110.9 | 19,247.9 | 24,078.9 | 2 | 4,831.0 | - | - |
| Valores de Occidente S. A. | 2,947.2 | 1,162,713 | 48.99% | 2,357.3 | 2,257.4 | 1,326.2 | 3 | | 931.2 | - |
| Ventas y Servicios S. A. | 1,827.7 | 64,599 | 19.90% | 232.6 | 219.8 | 363.9 | 3 | 144.1 | - | - |
| Provisión General de Inversiones (2) | | | | | | | | - | - | 419.6 |
| | | | | | $896,839.40 | | | $309,068.80 | $37,394.4 | $116,304.7 |

(a) No presentan valor patrimonial porque La Corporación no tenía información actualizada a diciembre 31 de 2007, estas inversiones están totalmente provisionadas.
(b) No presenta valor patrimonial por ser una Empresa de reciente creación.
(*) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.
(1) Valor Patrimonio al 30 de Noviembre 2007.
(2) Valor Patrimonio al 31 de octubre de 2007.
(3) Valor Patrimonio al 30 de septiembre de 2007.
(4) Valor Patrimonio al 31 de agosto de 2007.
(5) Valor Patrimonio al 30 de junio de 2007.
(6) Valor Patrimonio al 31 de diciembre de 2006.
(7) Valor Patrimonio al 30 de septiembre de 2006.
(8) Valor Patrimonio al 30 de junio de 2006.
(9) Valor Patrimonio al 31 de mayo de 2006.
(10) Valor Patrimonio al 30 de noviembre de 2005.
(11) Valor Patrimonio al 31 diciembre de 1996.

**Con alta y media bursatilidad**

| | Diciembre 2007 | | | | | |
|---|---|---|---|---|---|---|
| | Capital social | Número de acciones | % de participación | Costo de adquisición | Valor en bolsa (*) | Valor de mercado |
| **Con alta bursatilidad** | | | | | | |
| Tablemac S.A. | 35,557.6 | 3,019,057,079 | 11.88 | 4,226.6 | 10.31 | 31,126.5 |
| Enka de Colombia (2) | 62,597.7 | 34,448,128 | - | 1,963.3 | 15.10 | 520.2 |
| **Con media bursatilidad** | | | | | | |
| Promigas S.A. | 13,198.5 | 19,123,532 | 14.37 | $480,780.9 | 38,257.11 | $731,611.1 |
| Av Villas (Acciones ordinarias (3) | 22,473.1 | 45,677 | 0.00 | 140.4 | 3,539.79 | 161.7 |
| | | | | $485,007.5 | | $763,419.5 |
| **Otros Títulos- Fibratolima** | | | | | | $1,347.3 |
| **Total inversiones disponibles para la venta** | | | | | | $1,661,606.2 |

(*) Valores expresados en pesos por acción.

(1) En diciembre 26 de 2007, se realizó la fusión de la Corporación con Proyectos de Energía S.A. como parte de los activos la Corporación recibió 2,017,721 acciones de la Empresa de Energía de Bogotá por $134,493.7 (Ver nota 3).

(2) En octubre de 2007, la inversión en Enka de Colombia cambió su bursatilidad pasando de ninguna cotización a alta bursartilidad, la reclasificación generó un ingreso por reintegro de provisión de $1,172.3.

(3) En septiembre de 2007, la inversión en Banco AvVillas cambió su bursatilidad pasando de baja bursatilidad a media bursatilidad, la reclasificación no generó efectos en estado de resultados de este semestre.

No existen restricciones económicas y jurídicas sobre las Inversiones.

La Corporación evaluó y calificó bajo el riesgo crediticio la totalidad de las inversiones en títulos participativos, con excepción de las inversiones efectuadas en títulos clasificados como alta y media bursatilidad por la Superintendencia Financiera. El resultado fue el siguiente:

| | Calificación | | Provisión por riesgo Crediticio | |
|---|---|---|---|---|
| | Junio 2008 | Diciembre 2007 | Junio 2008 | Diciembre 2007 |
| Aerocali S.A. | A | D | - | $3,356.8 |
| Alimentos derivados de la Caña S.A | A | A | - | - |
| Aquacultivos del Caribe S.A. | E | E | 477.4 | 477.4 |
| AV Villas | A | A | - | - |
| Banco Corficolombiana (Panamá) S.A. | A | A | - | - |
| Bladex S.A. | A | A | - | - |
| C.I. Yumbo S.A. | A | A | - | - |
| Caribú Internacional S.A. | E | E | 782.3 | 782.3 |
| Cámara de Compensación de Divisas de Colombia S.A. | A | A | - | - |
| Cámara de Riesgo Central de Contraparte de Colombian S.A. | A | A | | |
| Casa de Bolsa Corficolombiana S.A. | A | A | - | - |
| Cine Colombia S.A. | A | - | - | - |
| Colombiana de Extrusión S.A. Extrucol | A | A | - | - |
| Colombiana de Concesiones y Licitaciones Ltda. | A | A | - | - |
| Colombina S.A. | A | A | - | - |
| Compañía Aguas de Colombia | A | C | - | 827.9 |
| Concesionaria Tibitoc S.A. | A | A | - | - |
| Corporación Andina de Fomento | A | A | - | - |
| Coviandes S.A. | A | A | - | - |
| Depósito Central de Valores- Deceval | A | A | - | - |
| Estudios Proyectos e Inversiones de los Andes S.A. | A | A | - | - |
| Eternit Colombiana S.A. | A | A | - | - |
| Empresa de Energía de Bogotá | A | A | - | - |
| Fiduciaria Corficolombiana S.A. | A | A | - | - |
| Fiduciaria de Occidente S.A. | A | A | - | - |
| Futbolred.com S.A. | E | E | 361.6 | 361.6 |
| Gas Natural S.A. E.S.P. | A | A | - | - |
| Gasoducto del Tolima S.A. | A | A | - | - |
| Hoteles Estelar de Colombia S.A. | A | A | - | - |
| Huevos Oro Ltda. | - | C | - | 4,331.7 |
| Inducarbón | E | E | 1.1 | 1.1 |
| Industria Colombo Andina-Inca S.A. | A | A | - | - |
| Industrias Lehner S.A. | A | A | - | - |
| Jardín Plaza S.A. | A | A | - | - |
| Leasing de Occidente S.A. | A | A | - | - |
| Leasing Corficolombiana S.A. | A | A | - | - |
| Lloreda S,A. | D | D | 98,751.6 | 98,751.6 |
| Mavalle S.A. | A | A | - | - |
| Metrex S.A. | A | A | - | - |
| Organización Pajonales S.A. | A | A | - | - |
| Petróleos Colombianos Limited | E | E | 95.4 | 99.9 |
| Petróleos Nacionales S.A. | E | E | 257.3 | 257.3 |
| Pizano S.A. | B | B | 2,537.1 | 2,537.1 |
| Plantaciones Unipalma de los Llanos S.A. | A | A | - | - |
| Proinversiones S.A. | C | C | 3.8 | 3.8 |
| Promisión Celular S.A. Promicel | A | A | - | - |
| Promotora de Inversiones Ruitoque S.A. | C | C | 184.8 | 281.4 |

*Continúa* →

| | Calificación | | Provisión por riesgo Crediticio | |
|---|---|---|---|---|
| | Junio 2008 | Diciembre 2007 | Junio 2008 | Diciembre 2007 |
| Promotora y Comercializadora Turística Santamar S.A. | C | C | 2,914.6 | 2,914.6 |
| Promotora la Alborada S.A. | E | E | 316.3 | 316.3 |
| Promotora la Enseñanza S.A. | E | E | 69.8 | 69.8 |
| Proyectos de Infraestructura S.A. | A | A | - | - |
| Sociedad de Inversiones en Energía S.A. | A | A | - | - |
| Sociedad Hotelera Cien Internacional S.A. | A | A | - | - |
| Sociedad Transportadora de Gas del Oriente S.A. | A | A | - | - |
| Tejidos Sintéticos de Colombia S.A. | A | A | - | - |
| Textiles el Espinal S.A. | D | B | 1,439.6 | 479.8 |
| Valle Bursátiles | A | A | - | - |
| Valora S.A. | A | A | - | - |
| Valores de Occidente S.A. | A | A | - | - |
| Ventas y Servicios | A | A | - | - |
| | | | 108,192.7 | 115,850.4 |
| Provisión riesgo de mercado títulos participativos | | | 29.9 | 34.7 |
| Provisión general de inversiones | | | 419.6 | 419.6 |
| | | | 108,642.2 | 116,304.7 |
| Provisión títulos mixtos Fibratolima | | | 1,347.3 | 1,347.3 |
| Provisión títulos de deuda | | | 3,279.5 | 7,607.9 |
| **Total provisiones** | | | **113,269.0** | **125,259.9** |

#### Provisión de Inversiones

| | Diciembre 2007 | Junio 2008 |
|---|---|---|
| Saldo inicial | $125,259.9 | $142,168.2 |
| Mas: | | |
| Provisión cargada a gastos del ejercicio | 1,778.7 | 2,244.3 |
| Ajuste en cambio | - | 2.4 |
| | 127,038.6 | 144,414.9 |
| Menos: | | |
| Reintegros de provisión | 8,997.1 | 19,155.0 |
| Ajuste en cambio | 4.5 | - |
| Por venta Huevos Oro Ltda. | 4,331.6 | - |
| Por venta Bono Incelt | 436.4 | - |
| Saldo final | $113,269.0 | $125,259.9 |

## La siguiente es la maduración de las inversiones:

| | Maduración portafolio junio 30 de 2008 | | | | | | |
|---|---|---|---|---|---|---|---|
| | De 0 a 30 días | De 31 a 60 días | De 61 a 90 días | De 91 a 180 días | De 181 a 360 días | Más de 360 días | total general |
| **Portafolio consolidado** | | | | | | | |
| Negociables | 2,219 | 543 | 310 | 2,701 | 55,581 | 230,741 | 292,095 |
| Disponibles | - | 3,564 | 5,530 | 5,044 | 1,543 | 628,884 | 644,564 |
| Al Vencimiento | 4,340 | 203 | 536 | 8,319 | 21,775 | 52,664 | 87,837 |
| **Total general** | **6,559** | **4,310** | **6,375** | **16,063** | **78,899** | **912,288** | **1,024,495** |
| **Forward compra titulos consolidado** | | | | | | | |
| Derechos | 52,826 | - | - | - | - | - | 52,826 |
| Obligacion | -52,835 | - | - | - | - | - | -52,835 |
| **Total** | **-10** | - | - | - | - | - | **-10** |
| **Forward venta titulos consolidado** | | | | | | | |
| Derechos | 5,827.8 | - | - | - | - | - | 5,827.8 |
| Obligacion | -5,828.3 | - | - | - | - | - | -5,828.3 |
| **Total** | **-1** | - | - | - | - | - | **-1** |
| **Forward compra divisas** | | | | | | | |
| Derechos | 2,094,345.9 | 149,371.5 | 95,301.5 | 68,906.6 | 138,005.6 | 511.5 | 2,546,442.6 |
| Obligacion | -1,941,564.3 | -146,757.6 | -90,466.4 | -67,762.8 | -137,198.7 | -483.5 | -2,384,233.3 |
| **Total** | **152,781.7** | **2,614.0** | **4,835.0** | **1,143.7** | **806.9** | **28.0** | **162,209.3** |
| **Forward venta divisas** | | | | | | | |
| Derechos | 1,465,144.3 | 434,775.7 | 205,379.5 | 388,355.6 | 185,718.5 | 2,610.4 | 2,681,984.1 |
| Obligacion | -1,596,213.1 | -455,772.7 | -214,406.9 | -392,022.4 | -194,217.5 | -2,461.5 | -2,855,094.2 |
| **Total** | **-131,068.9** | **-20,997.0** | **-9,027.4** | **-3,666.8** | **-8,499.0** | **148.9** | **-173,110.1** |

| | Portafolio diciembre 31 de 2007 | | | | | | |
|---|---|---|---|---|---|---|---|
| | De 0 a 30 días | De 31 a 60 días | De 61 a 90 días | De 91 a 180 días | De 181 a 360 días | Más de 360 días | total general |
| **Portafolio consolidado** | | | | | | | |
| Negociables | 100,236 | - | - | 1,669 | 3,364 | 218,254 | 323,523 |
| Disponibles | - | 50 | - | 14,177 | 34,348 | 598,632 | 647,207 |
| Al vencimiento | 9,560 | - | - | 11,165 | 13,380 | 49,972 | 84,077 |
| **Total general** | **109,796** | **50** | - | **27,011** | **51,093** | **866,858** | **1,054,808** |
| **Forward compra titulos consolidado** | | | | | | | |
| Derechos | 84,413 | - | - | - | - | - | 84,413 |
| Obligacion | -84,498 | - | - | - | - | - | -84,498 |
| **Total** | **-85** | - | - | - | - | - | **-85** |
| **Forward venta titulos consolidado** | | | | | | | |
| Derechos | -201,811.9 | - | - | - | - | - | -201,811.9 |
| Obligacion | 202,530.5 | - | - | - | - | - | 202,530.5 |
| **Total** | **719** | - | - | - | - | - | **719** |
| **Forward compra divisas** | | | | | | | |
| Derechos | 1,063,208.0 | 97,190.7 | 124,905.0 | 239,930.9 | 79,794.0 | - | 1,605,028.8 |
| Obligacion | -1,060,613.9 | -101,690.4 | -125,524.7 | -237,526.2 | -79,505.54 | - | -1,604,860.9 |
| **Total** | **2,594.1** | **-4,499.6,** | **619.7** | **2,404.7** | **288.6** | - | **168.0** |
| **Forward venta divisas** | | | | | | | |
| Derechos | 1,230,388.9 | 95,163.9 | 328,636.4 | 153,261.2 | 121,411.0 | 1,705.1 | 1,930,566.4 |
| Obligacion | -1,221,287.9 | -94,296.5 | -312,105.0 | -153,309.0 | -120,314.4 | -1,704.5 | -1,903,017.3 |
| **Total** | **9,101.0** | **867.4** | **16,531.4** | **-47.8** | **1,096.6** | **0.6** | **27,549.1** |

## (7) Aceptaciones y Derivativos

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Derechos operaciones de contado | $173,306.7 | 101,835.3 |
| Obligaciones operaciones de contado | (175,540.7) | (101,917.0) |
| Derechos operaciones forward | 4,993,480.3 | 3,653,180.2 |
| Obligaciones operaciones forward | (5,003,634.5) | (3,625,071.0) |
| Derechos de venta futuros | 120,280.0 | 67,456.2 |
| Obligaciones de venta futuros | (118,803.1) | (67,200.7) |
| Derechos swaps | 490,069.1 | 475,707.0 |
| Obligaciones swaps | (490,324.8) | (471,249.9) |
| Utilidad Call sobre divisas | (13.0) | 59.1 |
| Pérdida Put sobre divisas | - | (22.9) |
| | $(11,180.0) | 32,776.3 |

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que con lleva a efectuar operaciones de cobertura mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

**Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida**

| | Junio 2008 | | | | Diciembre 2007 | | | |
|---|---|---|---|---|---|---|---|---|
| | Venta | Variación (%) | Compra | Variación (%) | Venta | Variación (%) | Compra | Variación (%) |
| **Derechos** | | | | | | | | |
| Divisas | 2,836,318.9 | 30.22 | 2,458,247.9 | 33.45 | 2,178,153.7 | 17.82 | 1,842,087.0 | 13.74 |
| Títulos | 19,418.7 | -89.58 | 14,741.0 | -91.21 | 186,301.6 | -24.05 | 167,676.4 | 3.57 |
| | 2,855,737.6 | | 2,472,989 | | 2,364,455.3 | | 2,009,763.4 | |
| **Obligaciones** | | | | | | | | |
| Divisas | 2,772,332.9 | 29.39 | 2,498,845.1 | 35.51 | 2,142,583.2 | 22.23 | 1,844,028.1 | 11.39 |
| Títulos | 19,410.9 | -89.53 | 14,741.2 | -91.22 | 185,406.7 | -24.16 | 167,896.5 | 3.54 |
| | 2,791,743.8 | | 2,513,586.3 | | 2,327,989.9 | | 2,011,924.6 | |
| | **Utilidad** | | **Pérdida** | | **Utilidad** | | **Pérdida** | |
| **Resultado promedio mensual** | 102,385.4 | 365.85 | 97,369.7 | 471.98 | 21,978.4 | -71.80 | 17,023.3 | 100.00 |

Corresponden al promedio de los saldos finales mensuales durante el semestre.
Los plazos mínimos y máximos oscilaron entre 3 y 365 días durante los ejercicios terminados el 30 de junio de 2008 y 31 de diciembre de 2007.
No existían limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos.

## (8) Cuentas por Cobrar

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Otros intereses** | | |
| Fondos Interbancarios vendidos | $0.1 | 0.1 |
| Préstamos a empleados | 15.9 | 13.4 |
| Diversos | 310.0 | 637.4 |
| | $326.0 | 650.9 |
| **Otras** | | |
| Dividendos y participaciones (1) | $20,646.7 | 6,108.9 |
| Arrendamientos | 306.6 | 277.0 |
| Venta de bienes y servicios (2) | 5,079.9 | 48,103.2 |
| Pagos por cuenta de clientes | 163.8 | 179.9 |
| Anticipos contratos y proveedores | 0.8 | 9,040.7 |
| Adelantos al personal | 9.7 | 57.8 |
| Impuesto a las ventas por pagar Débito | 2,919.8 | 1,980.0 |
| Diversos (3) | 16,708.3 | 11,176.0 |
| | $45,835.6 | 76,923.5 |
| **Provisión para Cuentas por Cobrar** | | |
| Saldo inicial | $1,861.2 | 2,098.3 |
| Más: | | |
| Provisión cargada a gastos de operación comercial | 89.1 | 53.4 |
| | 1,950.3 | 2,151.7 |
| Menos: | | |
| Reintegros de provisión comercial | 3.1 | 272.9 |
| Castigos cuentas por cobrar | - | 17.6 |
| | $1,947.2 | 1,861.2 |

(1) A junio 30 de 2008 este rubro comprendía entre otros valores: Empresa de Energía de Bogotá por $9,117.0, Promigas por $4,617.0, Colombina S.A. por $1,279.6, Hoteles Estelar S.A. por $1,270.9, Gas Natural por $1,620.5, Mineros por $1,069.1, Colombiana de Extrusión por $685.7, Tablemac S.A. por $603.8. A diciembre 31 de 2007 este rubro comprendía entre otros valores :Promigas por $4,360.1, Hoteles Estelar S.A. por $1,405.6.

(2) A junio 30 de 2008 este rubro este rubro comprendía entre otros valores: Ingenio la Cabaña por $2,949.3, Inversiones Gaviria Restrepo por $823.7, Sain Ingenieros Constructores por $508.3, Skema Promotora S.A. por $508.3. A diciembre 31 de 2007 este rubro comprendía entre otros valores: Interconexión Electríca S.A. por $38.000, Ingenio la Cabaña por $6,343.8.

(3) A junio 30 de 2008 este rubro comprendía entre otros valores: Operaciones de Mesa de dinero con los siguientes clientes: Fondo de Pensiones Obligatorias Horizonte por $6,580.3, Jp Morgan Chase Ny por $2,240.2, Banco de Crédito por $1,967.3, Fondo de Cesantías Horizonte por $1,454.8, BBVA Fiduciaria por $714.5, Fiduprevisora por $435.7, Ilko Colombia S.A. por $319.6, Fondo de Pensiones Voluntarias BBVA por $238.4, HSBC Fiduciaria por $222.4. A diciembre 31 de 2007 este rubro comprendía entre otros valores: Operaciones de Mesa de dinero con los siguientes clientes: Union Bank of Switzerland por $5,977.8, Bancolombia por$686.6, Montajes Morelco Ltda. Por $321.3, Subfondo Bear Stearns & Co. Inc. por $169.6.

## (9) Bienes Realizables y Bienes recibidos en dación en pago

**Bienes Recibidos en Pago**

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Bienes inmuebles | $23,030.7 | 27,845.2 |
| Bienes muebes | 2,460.4 | 2,460.4 |
| | 25,491.1 | 30,305.6 |
| Menos provisión | (20,846.3) | (24,687.5) |
| | $4,644.8 | 5,618.1 |

**Bienes no utilizados en el objeto social**

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Terrenos | $585.9 | 585.9 |

El detalle de los bienes recibidos en pago, de acuerdo con el tiempo de permanencia, es el siguiente:

| | Entre 1 y 3 años | Entre 3 y 5 años | Más de 5 años | Total | Provisión |
|---|---|---|---|---|---|
| **30 de junio de 2008** | | | | | |
| Inmuebles | $122.9 | 318.1 | 22,589,7 | 23,030,7 | 18,385.9 |
| Muebles | 728.8 | 1,654.1 | 77.5 | 2,460.4 | 2,460.4 |
| | 851.7 | 1,972.2 | 22,667.2 | 25,491.1 | 20,846.3 |
| **31 de diciembre de 2007** | | | | | |
| Inmuebles | $448.7 | 2,984.0 | 24,412.5 | 27,845.2 | 22,227.1 |
| Muebles | 728.8 | 1,654.1 | 77.5 | 2,460.4 | 2,460.4 |
| | 1,177.5 | 4,638.1 | 24,489.9 | 30,305.6 | 24,687.5 |

La administración considera que la inmovilización y materialidad de estos activos no producirá efectos negativos importantes sobre los estados financieros. Actualmente la Corporación adelanta las gestiones para la realización de estos bienes dentro de los plazos establecidos por la Superintendencia Financiera. En términos generales el estado de los bienes es bueno, para aquellos que han sufrido deterioro se han constituido las provisiones necesarias.

La Corporación tiene avalúos y pólizas de seguros de sus bienes.

**Provisión para Bienes Recibidos en Pago**

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Saldo inicial | $24,687.5 | $29,026.6 |
| Más: | | |
| Provisión cargada a gastos del ejercicio | 15.6 | 73.3 |
| | 24,703.1 | 29,099.9 |
| Menos: | | |
| Reintegros de provisión | 18.3 | 17.2 |
| Utilización venta bienes recibidos en pago | 3,838.5 | 4,395.2 |
| | $20,846.3 | $24,687.5 |

## (10) Propiedades y Equipo

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Terrenos | $3,052.1 | $3,281.3 |
| Edificios | 11,077.5 | 11,544.2 |
| Equipo, muebles y enseres | 8,823.7 | 9,084.3 |
| Equipos de Computo | 9,081.2 | 8,929.4 |
| Vehículos | 720.0 | 903.8 |
| Equipo de movilización (acensores) | 360.7 | 360.7 |
| | 33,115.2 | 34,103.7 |
| Depreciaciones | | |
| Edificios | (6,948.5) | (6,855.0) |
| Equipo, muebles y enseres | (7,360.6) | (7,553.6) |
| Equipos de computo | (8,562.0) | (8,477.1) |
| Vehículos | (294,3) | (297.0) |
| Equipo de movilización y maquinaria | (16.5) | (7.5) |
| | 23,181.9 | 23,190.2 |
| Total propiedades y equipo | $9,933.3 | $10,913.5 |
| Valorizaciones (*) | 26,503.9 | 20,541.8 |
| | $26,503.9 | $20,541.8 |

(*) A junio 30 de 2008, este rubro comprendía: valorizaciones de Activos Fijos por $25,737.0 y Bienes de Arte y cultura por $766.9. A diciembre 31 de 2007 este rubro comprende la valorización de Activos Fijos por $19,774.9 y Bienes de Arte y cultura por $766.9.

La depreciación total registrada al 30 de junio de 2008 y 31 de diciembre de 2007 en el gasto fue de $590.6 y $632.5 respectivamente.

La Corporación ha mantenido medidas necesarias para la conservación y protección de sus activos. Al 30 de de junio de 2008 y 31 de diciembre de 2007 existían pólizas de seguros para cubrir riesgos de sustracción, incendio, terremoto, asonada, motín, explosión, erupción volcánica, baja tensión, predios, pérdida o daños a oficinas y vehículos.

La Corporación cuenta con avalúos de sus Bienes Inmuebles y no existen hipotecas o reservas de dominio sobre los mismos, ni han sido cedidos en garantía prendaria.

Corficolombiana

## (11) Otros Activos

### *Aportes Permanentes*

Al 30 de junio de 2008 y 31 de diciembre de 2007 existían aportes permanentes en clubes sociales por $98.2 y $83.2 respectivamente.

### *Gastos Anticipados y Cargos Diferidos*

El movimiento de los gastos anticipados y los cargos diferidos durante los semestres terminados al 30 de junio de 2008 y 31 de diciembre de 2007 es el siguiente:

| | Junio 2008 | Amortización | Cargos | Diciembre 2007 |
|---|---|---|---|---|
| **Gastos anticipados** | | | | |
| Intereses | $0.4 | $1.7 | $1.6 | $0.5 |
| Seguros | 105.6 | 1,762.7 | 1,548.3 | 320.0 |
| Mantenimiento equipos | 25.2 | 4.0 | 27.5 | 1.7 |
| Comisiones pagadas por productos derivados | 105.2 | 274.9 | 279.8 | 100.3 |
| Mantenimiento programas para computador | 101.8 | 163.9 | 102.1 | 163.6 |
| Otros | 176.6 | 351.1 | 504.1 | 23.6 |
| **Cargos diferidos** | | | | |
| Organización y preoperativos | 46.6 | 12.2 | - | 58.8 |
| Remodelación | 181.8 | 96.1 | - | 277.9 |
| Estudios y proyectos | 43.4 | 246.3 | 167.8 | 121.9 |
| Programas para computador software | 1,758.0 | 384.6 | 1,370.7 | 771.9 |
| Útiles y papelería | 46.0 | 39.3 | 60.9 | 24.4 |
| Mejoras a propiedades tomadas en arriendo | 256.2 | 36.6 | - | 292.8 |
| Publicidad y propaganda | 350.0 | 122.1 | 8.8 | 463.3 |
| Impuestos | 151.7 | 64.5 | 216.2 | - |
| Contribuciones y afiliaciones | 84.7 | 454.9 | 507.6 | 32.0 |
| Otros | 6.2 | 49.7 | 55.9 | - |
| | $3,439.4 | $4,064.6 | $4,851.3 | $2,652.7 |

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Otros** | | |
| Créditos a empleados | $2,417.9 | $2,398.8 |
| Otros créditos empleados | 2.7 | 2.7 |
| Depósitos en garantía | 275.8 | 25.7 |
| Depósitos en contratos de futuros | 10,725.8 | 4,960.1 |
| Bienes de arte y cultura | 266.8 | 266.8 |
| Derechos en fideicomiso (1) | 44,193.5 | 45,117.1 |
| Diversos (2) | 13,254.8 | 7,395.9 |
| | $71,137.3 | $60,167.1 |

| | | |
|---|---|---|
| **(1) Derechos en Fideicomisos** | | |
| Fideicomiso para desarrollo inmobiliario | $ 23,556.5 | $23,628.5 |
| Fideicomiso de administración de cartera (*) | 4,442.0 | 5,462.1 |
| Fideicomiso bienes realizables y recibido en pago | 15,674.4 | 15,680.9 |
| Fideicomiso de propiedad y equipo | 345.6 | 345.6 |
| Otros Fideicomisos | 175.0 | 0.0 |
| | $44,193.5 | $45,117.1 |

(*) De acuerdo con la Cesión de activos, pasivos y contratos al 30 de junio de 2006, se cedieron los derechos del Patrimonio Autónomo B al Banco de Bogotá S.A. En el contrato se estableció que los beneficios o recuperaciones recibidos en exceso del valor nominal del patrimonio, descontados del costo de fondeo y la administración serán para Corficolombiana S.A. Teniendo en cuenta que el Banco de Bogotá S.A., recuperó el valor nominal de este patrimonio, le cedió a la Corporación los derechos del Patrimonio B, por lo anterior se registró $7,170.8 con contra partida a un ingreso diferido, los cuales se están registrando en la medida que la fiduciaria reciba los pagos.

(2) A 30 de junio de 2008 este rubro comprendía entre otros valores: Retención en la fuente por $4,132.3, Sobrante de anticipos y retenciones por $9,093.4 y a 31 de diciembre 31 de 2007 este rubro comprendía entre otros valores: Anticipo de Renta por $4,682.0, Retención en la Fuente por $12.3, Sobrantes de anticipos y Retenciones por $2,669.5, Anticipo de Industria y Comercio por $28.5 , Caja Menor por $3.4.

*Calificación Créditos a Empleados*

El siguiente es el detalle de la calificación de los Créditos de Empleados y Exempleados:

| | Junio 2008 | | | | |
|---|---|---|---|---|---|
| | Vivienda - Consumo | Intereses | Total | Provisión | Garantías |
| **Calificación Créditos de Empleados** | | | | | |
| A-Normal | $2,074.0 | 13.8 | 2,087.8 | - | 3,019.3 |
| **Calificación Créditos a Exempleados** | | | | | |
| A-Normal | $300.0 | 2.2 | 302.2 | - | 290.5 |
| E-Irrecuperable | 46.6 | 0.0 | 46.6 | 46.6 | 42.7 |
| | 346.6 | 2.2 | 348.8 | 46.6 | 333.2 |

| | Diciembre 2007 | | | | |
|---|---|---|---|---|---|
| | Vivienda - Consumo | Intereses | Total | Provisión | Garantías |
| **Calificación Créditos de Empleados** | | | | | |
| A-Normal | $2,076.3 | 11.5 | 2,085.1 | - | 3,809.6 |
| **Calificación Créditos a Exempleados** | | | | | |
| A-Normal | 277.6 | 1.9 | 279.5 | - | 367.1 |
| D-Subnormal | 0.2 | 0.0 | 0.2 | - | 0.2 |
| E-Irrecuperable | 47.3 | 0.0 | 47.3 | 39.8 | 80.1 |
| | $325.1 | $1.9 | $327.0 | $39.8 | $447.4 |

**Provisión Otros Activos**

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Saldo inicial | $21,808.4 | $22,910.5 |
| Más: | | |
| Provisión cargada a gastos del ejercicio | 21.1 | 113.3 |
| | 21,829.5 | 23,023.8 |
| Menos: | | |
| Reintegros de provisión otros activos | 0.6 | 217.0 |
| Reintegro otras provisiones | 431.2 | - |
| Utilización en venta derechos fideicomisos bienes recibidos en pago | 3.4 | 888.8 |
| Castigo Préstamo de Exempleados | - | 109.6 |
| Saldo final | $21,394.3 | $21,808.4 |

## (12) Depósitos y Exigibilidades

| | Junio de 2008 | Diciembre de 2007 |
|---|---|---|
| **Certificados de depósito a término:** | | |
| Emitidos a menos de 6 meses | $276,798.3 | $157,088.9 |
| Emitidos igual a 6 meses y menos de 12 meses | 307,731.3 | 249,453.4 |
| Emitidos igual o superior a 12 meses | 213,874.0 | 299,521.2 |
| | 798,403.6 | 706,063.5 |
| Cuentas de ahorro | 242,320.2 | 256,162.9 |
| Depósitos especiales | 88.1 | 226.0 |
| Bancos y corresponsales | 4,765.3 | 2,310.1 |
| Exigibilidades servicios bancarios | 274.6 | 386.0 |
| | $5,128.0 | $2,922.1 |

## (13) Fondos Interbancarios Comprados y Pactos de Recompra

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Fondos Interbancarios comprados | $11,134.0 | $92,837.0 |
| Compromisos de transferencia en operaciones repo cerrado | 376,957.9 | 451,779.6 |
| Compromisos de transferencias en operaciones simultáneas | 11,197.5 | - |
| Compromisos originados en posiciones en corto de operaciones simultáneas | 36,134.3 | - |
| | $435,423.7 | $544,616.6 |

Las tasas utilizadas en estas operaciones para los períodos terminados el 30 de junio de 2008 y 31 de diciembre de 2007, oscilaron entre el 10.0% y 2.57% y entre el 9.77% y 8.17% respectivamente.

Sobre los montos anteriores no existían restricciones ni limitaciones.

## (14) Cuentas por Pagar

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Impuestos** | | |
| Industria y comercio | - | $110.8 |
| Timbres | 0.7 | 1.4 |
| Sobretasas y otros | 5,074.8 | 5,156.8 |
| Arrendamientos | 410.5 | 582.9 |
| Contribución sobre transacciones | 15.3 | 12.2 |
| Promitentes compradores | 18.8 | 598.4 |
| Proveedores | 962.8 | 1,248.6 |
| Retenciones y aportes laborales | 1,429.2 | 2,633.8 |
| Cheques girados y no cobrados | 139.3 | 154.0 |
| Diversas (1) | 13,728.2 | 3,602.1 |
| | $21,779.6 | $14,101.0 |

(1) Al 30 de Junio de 2008 este rubro comprendía entre otros valores: cuentas por pagar por operaciones mesa de dinero: Banco BBVA por $4,310.6, Banco de Crédito por $2,563.9, Banco Davivienda por $2,728.5, JP Morgan Chase NY por $1,715.8 , Fondo de Cesantías Horizonte por $974.5. A diciembre 31 de 2007 este rubro comprendía entre otros valores: cuentas por pagar por operaciones mesa de dinero: JP. Morgan Chase NY por $353.0, BNP Paribas por $273.5, Citibank por$594.8, Interconexión Eléctrica por $369.1, Isagen por $116.4.

## (15) Otros Pasivos

**Obligaciones laborales consolidadas**

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Cesantías consolidadas | $232.8 | $272.7 |
| Intereses sobre cesantías | 13.4 | 30.2 |
| Vacaciones consolidadas | 1,375.6 | 1,296.7 |
| Otras prestaciones sociales | 322.2 | 315.9 |
| | $1,944.0 | $1,915.5 |

*Pensiones de Jubilación*

El cálculo actuarial se elabora de acuerdo con lo establecido en el Decreto 2783 de 2001, teniendo en cuenta una Tasa Dane del 8,832% y una Tasa de descuento 14,045%.

Hace parte del cálculo actuarial una persona (hombre), el cual es pensionado directo de la Corporación.

El cálculo actuarial se encuentra totalmente amortizado.

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Monto total del cálculo actuarial | $1,259.1 | $1,239.1 |
| Valor pensiones causadas durante el semestre | 73.2 | 37.8 |
| Porcentaje de amortización | 100% | 100% |

*Ingresos Anticipados y Abonos Diferidos*

El movimiento de los ingresos anticipados por los semestres terminados el 30 de junio de 2008 y 31 de diciembre de 2007, es el siguiente:

**Ingresos anticipados**

| | Junio 2008 | Cargos | Abonos | Diciembre 2007 |
|---|---|---|---|---|
| Comisiones | $32.2 | $392.7 | - | $424.9 |
| Comisiones recibidas productos derivados | 112.3 | 9.6 | 38.3 | 83.6 |
| | $144.5 | $402.3 | $38.3 | $508.5 |

**Abonos diferidos**

| | Junio 2008 | Cargos | Abonos | Diciembre 2007 |
|---|---|---|---|---|
| Utilidad en venta de activos | $595.4 | $904.0 | $332.8 | $1,166.6 |
| Patrimonio autonomo B por amortizar (1) | 4,087.4 | 23,562.6 | 22,542.4 | 5,107.6 |
| Otros Abonos diferidos | 165.0 | 342.7 | - | 507.7 |
| | $4,847.8 | $24,809.3 | $22,875.2 | $6,781.9 |

(1) Ver Nota 11 en Derechos en Fideicomisos.

## (16) Pasivos Estimados y Provisiones

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Obligaciones laborales | $813.1 | $1,174.3 |
| Impuestos | 4,830.6 | 0.5 |
| Multas y sanciones litigios, indemnizaciones | 643.2 | 643.2 |
| Multas y sanciones Superfinanciera | 17.3 | 67.3 |
| Diversos (1) | 2,654.7 | 1,794.8 |
| | $8,958.9 | $3,680.1 |

(1) Incluye provisiones para cubrir gastos por servicios públicos.

## (17) Capital Social

Al 30 de junio de 2008 el capital autorizado era de $1,715.0 representado en 171,500,000 acciones de valor nominal $10 pesos cada una.

Al 30 de junio de 2008 el Número de acciones en circulación fue:

| | |
|---|---|
| Número Acciones Preferenciales | 10,680,570 |
| Neumero Acciones Ordinarias | 157,656,790 |
| Total acciones suscritas y pagadas | 168,337,360 |

El dividendo mínimo preferencial que devenga cada acción es igual al 2% anual del precio de suscripción en pesos Colombianos, dividendo que se ajusta cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente, por la autoridad competente Colombiana, para cada año calendario.

## (18) Reservas

### *Legal*

De acuerdo con disposiciones legales vigentes en Colombia, todo establecimiento de crédito debe constituir una reserva legal, apropiando el diez por ciento (10%) de las utilidades líquidas de cada ejercicio, hasta llegar como mínimo al cincuenta por ciento (50%) del capital suscrito. La reserva podrá ser reducida a menos del cincuenta por ciento (50%) del capital suscrito, cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

La reserva no podrá destinarse al pago de dividendos ni cubrir gastos o pérdidas durante el tiempo en que la Corporación tenga utilidades no repartidas.

También se registra como reserva legal la prima en colocación de acciones, correspondiente a la diferencia entre el valor pagado por la acción y su valor nominal.

Al 30 de junio de 2008 y 31 de diciembre de 2007 la reserva legal era de $617,134.5 y $574,784.8 respectivamente.

### *Estatutarias y Ocasionales*

El siguiente es el detalle de las reservas estatutarias y ocasionales al 30 de junio de 2008 y 31 de diciembre de 2007.

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Reserva valoración de inversiones negociables (1) | $389,097.5 | 380,665.6 |
| Otras reservas a disposición de la asamblea para futuros repartos | 161,777.8 | 182,810.8 |
| | $550,875.3 | 563,476.4 |

(1) De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

## (19) Ganancias o Pérdidas no Realizadas en Inversiones Disponibles para la Venta

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Títulos Participativos | | |
| Promigas S.A. | $251,999.9 | $250,830.1 |
| Mineros S.A. | (4,568.9) | - |
| Tablemac S.A. | 15,759.4 | 26,899.7 |
| Enka de Colombia S.A. | (2,076.9) | (1,884.0) |
| Banco Av Villas S.A. | 23.1 | 21.3 |
| | 261,136.6 | 275,867.1 |
| Títulos de deuda | (25,860.5) | (16,420.0) |
| | $235,276.1 | $259,447.1 |

## (20) Cuentas Contingentes

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Acreedoras** | | |
| Avales | $252.5 | $252.5 |
| Valores recibidos en operaciones repos y simultáneas | 4,242.3 | - |
| Garantías bancarias | 78,866.1 | 46,741.9 |
| Obligaciones en opciones | 51,922.4 | 47,671.2 |
| Por litigios estipulados en moneda legal (*) | 52,176.3 | 52,310.4 |
| Otras contingencias | 4,801.9 | 4,990.6 |
| | $192,261.5 | $151,966.5 |
| **Deudoras** | | |
| Valores entregados en operaciones repos y simultáneas | $158,606.9 | - |
| Derechos en opciones | 139,707.0 | 47,719.5 |
| Pérdida fiscal por amortizar | - | 49,147.5 |
| Exceso renta presuntiva sobre líquida ordinaria | 133,243.2 | 216,294.4 |
| Otras contingencias | 1,830.8 | 1,790.9 |
| | $433,387.9 | $314,952.3 |

(*) Corresponde a contingencias pasivas derivadas de procesos judiciales en contra, cuyo fallo adverso es de ocurrencia remota de acuerdo al concepto del área jurídica de la Corporación.

## (21) Cuentas de Orden

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Acreedoras** | | |
| Bienes y valores entregados en garantía | $453,649.7 | $518,802.6 |
| Valorización de bienes recibidos en pago | 6,081.2 | 6,659.5 |
| Remesas y otros efectos enviados al cobro | 43,812.0 | 45,902.2 |
| Cheques negociados impagados | 4,697.9 | 4,920.0 |
| Activos castigados | 207,908.9 | 210,328.8 |
| Ajustes por inflación activos | 81,617.8 | 82,431.7 |
| Distribución capital suscrito y pagado | 1,683.4 | 1,653.8 |
| Cuentas por cobrar dividendos decretados | 98.2 | 357.6 |
| Dividendos derechos en especie por revalorización | - | 4,045.3 |
| Propiedades y equipo totalmente depreciados | 15,021.7 | 15,234.8 |
| Valor fiscal de los activos (*) | 3,376,017.2 | 3,285,995.1 |
| Inversión en títulos garantizados por la nación | 226,544.3 | 245,045.6 |
| Títulos garantizados por el Banco de la República | 12.5 | - |
| Títulos aceptados por los establecimientos de crédito | 19,076.9 | 56,242.4 |
| Títulos para mantener hasta el vencimiento | 39,046.5 | 38,987.8 |
| Títulos disponibles para la venta - Deuda | 176,307.8 | 380,150.6 |
| Operaciones reciprocas | 249,865.0 | 252,476.4 |
| Valor nominal Forward de compra en dólares | 2,700,908.4 | 2,043,545.4 |
| Valor nominal Forward de compra en euros | 33,727.9 | 200,367.0 |
| Otras | 184,928.4 | 247,376.3 |
| | $7,821,005.7 | $7,640,522.9 |
| **Acreedoras** | | |
| Bienes y valores recibidos en custodia | $352.1 | $403.0 |
| Bienes y valores recibidos en garantía para futuros créditos | 113,038.9 | 105,570.2 |
| Garantías pendientes de cancelar | 58,823.3 | 61,501.8 |
| Bienes y valores recibidos en garantía-garantías idónea | 2,810.3 | 15,668.4 |
| Cobranzas recibidas | 1,437.8 | 1,506.4 |
| Ajustes por inflación patrimonio | 316,334.8 | 316,334.8 |
| Capitalización por revalorización del patrimonio | 316,334.8 | 316,334.8 |
| Rendimientos inversiones negociables títulos deuda | 26,344.9 | 69,074.9 |
| Dividendos decretados inversiones negociables | 196.4 | 1,488.0 |
| Valor fiscal del patrimonio | 1,773,987.5 | 1,616,373.8 |
| Calificación Cuentas por cobrar | 8,160.7 | 53,115.7 |
| Calificación cartera de empleados | 2,420.6 | 2,401.4 |
| Operaciones reciprocas | 117,486.1 | 126,398.5 |
| Valor nominal Forward de venta en dólares | 2,684,314.4 | 1,014,578.7 |
| Valor nominal Forward de venta en euros | 30,702.2 | 200,290.3 |
| Otras | 3,468.1 | 25,414.5 |
| | $5,456,212.9 | $3,926,455.2 |

(*) Corresponde al valor del patrimonio bruto fiscal al 31 de diciembre de 2007.

## (22) Operaciones con Partes Relacionadas

Se consideran partes relacionadas los principales accionistas, que poseen el diez por ciento (10%) o más del capital social o cuando teniendo menos, existan operaciones que representen más del cinco por ciento (5%) del patrimonio técnico. Igualmente, se consideran partes relacionadas los miembros de la Junta Directiva y las empresas donde la Corporación posee inversiones superiores al cincuenta por ciento (50%) o existen intereses económicos, administrativos o financieros.

**a. Operaciones con Accionistas**

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Disponible** | | |
| Banco de Bogotá S.A. | $12,240.6 | $8,527.7 |
| Banco de Occidente S.A. | 19,562.9 | 22,520.1 |
| **Inversiones** | | |
| Banco de Occidente S.A. | 6,233.7 | 7,509.4 |
| **Cuentas por Cobrar** | | |
| Banco de Occidente S.A. | 118.3 | - |
| **Cuentas por Pagar** | | |
| Banco de Bogotá S.A. | 13,124.5 | 20,869.8 |
| Banco de Occidente S.A. | 4,685.5 | 7,450.6 |
| **Ingresos Operacionales** | | |
| Banco de Bogotá S.A. | 96.7 | 1,469.5 |
| Banco de Occidente S.A. | 488.5 | 1,436.0 |
| **Gastos Operacionales** | | |
| Banco de Bogotá S.A. | 9.9 | 10.2 |
| Banco de Occidente S.A. | 211.5 | 190.0 |
| **Cuentas de Orden Deudoras** | | |
| Banco de Bogotá S.A. | 12,250.5 | 9,154.0 |
| Banco de Occidente S.A. | 26,126.4 | 30,495.6 |
| **Cuentas de Orden Acreedoras** | | |
| Banco de Bogotá S.A. | 13,221.2 | 22,339.3 |
| Banco de Occidente S.A. | 5,174.0 | 9,180.1 |

Corficolombiana

b. Operaciones con Compañías Vinculadas

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Inversiones** | | |
| Banco Corficolombiana S.A. (Panamá) | 11,574.2 | 12,126.8 |
| Leasing Corficolombiana S.A. | 40,916.2 | 37,116.5 |
| Leasing de Occidente S.A. | 79,012.2 | 84,826.5 |
| Casa de Bolsa Corficolombiana S.A. | 10,557.8 | 7,320.4 |
| Valle Bursátiles S.A. | 31.2 | 31.2 |
| Valores de Occidente S.A. | 2,257.4 | 2,257.4 |
| Banco Av Villas S.A. | 240.3 | 238.5 |
| Fiduciaria Corficolombiana S.A. | 19,659.0 | 19,659.0 |
| Fiduciaria de Occidente S.A. | 1,762.9 | 1,762.9 |
| Colombiana de Licitaciones y Concesiones Ltda. | 20,437.2 | 20,437.2 |
| Estudios, Proyectos e Inversiones de los Andes S.A. | 40,980.3 | 40,980.3 |
| Concesionaria Vial de los Andes S.A. | 92.8 | 92.8 |
| Industrias Lehner S.A. | 12,652.9 | 12,652.9 |
| Hoteles Estelar S.A. | 43,697.2 | 43,697.2 |
| Huevos Oro Ltda. | - | 11,197.4 |
| Lloreda S.A. | 131,324.0 | 131,324.0 |
| Mavalle S.A. | 257.3 | 257.3 |
| Organización Pajonales S.A. | 33,758.9 | 24,757.9 |
| Pizano S.A. en reestructuración | 27,591.9 | 27,591.9 |
| Plantaciones Unipalma de los Llanos S.A. | 13,604.0 | 12,665.8 |
| Promotora y Comercializadora Turística Santamar S.A. | 10,112.5 | 10,084.3 |
| Proyectos de Infraestructura S.A. | 68,375.9 | 68,375.9 |
| Tejidos Sintéticos de Colombia S.A. | 15,688.9 | 15,688.9 |
| Valora S.A. | 19,247.9 | 19,247.9 |
| **Provisión Inversiones** | | |
| Huevos Oro Ltda. | - | 4,331.7 |
| Lloreda S.A. | 98,751.6 | 98,751.6 |
| Promotora y Comercializadora Turística Santamar S.A. | 3,237.4 | 3,209.2 |
| Banco Av Villas S.A. | 30.0 | 34.6 |
| Pizano S.A. en reestructuración | 2,537.7 | 2,537.7 |
| **Cuentas por Cobrar** | | |
| Casa de Bolsa Corficolombiana S.A. | 25.7 | 71.3 |
| Leasing Corficolombiana S.A. | 174.4 | 152.4 |
| Fiduciaria Corficolombiana S.A. | 124.0 | 83.3 |
| Fiduciaria de Occidente S.A. | 185.1 | - |
| Valora S.A. | 798.6 | - |
| Huevos Oro Ltda. | - | 5.4 |
| Hoteles Estelar S.A. | 1,302.7 | 1,417.4 |
| Tejidos Sintéticos de Colombia S.A. | - | 0.2 |
| Industrias Lehner S.A. | - | 14.5 |
| Lloreda S.A. | 97.7 | 17.5 |
| Organización Pajonales S.A. | - | 9,012.5 |
| Proyectos de Infraestructura S.A. | 0.4 | 0.2 |
| **Gastos Anticipados** | | |
| Seguros de Alfa S.A. | - | 266.8 |
| **Valorizaciones** | | |
| Banco Corficolombiana S.A. (Panamá) | 134.4 | 455.0 |
| Casa de Bolsa Corficolombiana S.A. | - | 3,026.6 |
| Fiduciaria Corficolombiana S.A. | 8,982.7 | 8,360.4 |
| Leasing Corficolombiana S.A. | 16,552.0 | 16,699.7 |
| Valle Bursátiles S.A. | 7.8 | 7.3 |

*Continúa* →

b. **Operaciones con Compañías Vinculadas** *(Continuación)*

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Fiduciaria de Occidente S.A. | 909.9 | 840.0 |
| Leasing de Occidente S.A. | 16,844.9 | 15,698.4 |
| Colombiana de Licitaciones y Concesiones Ltda. | 10,220.7 | 10,918.5 |
| Estudios, Proyectos e Inversiones de los Andes S.A. | 48,605.6 | 46,878.4 |
| Hoteles Estelar S.A. | 81,459.5 | 63,935.2 |
| Mavalle S.A. | 16.1 | - |
| Organización Pajonales S.A. | 48,676.4 | 45,368.6 |
| Plantaciones Unipalma de los Llanos S.A. | 18,327.0 | 13,773.2 |
| Concesionaria Vial de los Andes S.A. | 129.0 | 153.9 |
| Proyectos de Infraestructura S.A. | 31,904.6 | 20,940.7 |
| Tejidos Sintéticos de Colombia S.A. | 4,460.6 | 2,363.4 |
| Valora S.A. | 6,736.3 | 4,830.9 |
| **Desvalorizaciones** | | |
| Casa de Bolsa Corficolombiana | 565.2 | - |
| Industrias Lehner S.A. | 726.2 | 1,836.9 |
| Huevos Oro Lda. | - | 295.0 |
| Lloreda S.A. | 32,572.4 | 32,572.4 |
| Banco Av villas S.A. | - | 4.6 |
| Valores de Occidente S.A. | 785.1 | 931.3 |
| **Depósitos y Exigibilidades** | | |
| Colombiana de Licitaciones y Concesiones Ltda. | 16,266.7 | 16,004.9 |
| Estudios, Proyectos e Inversiones de los Andes S.A. | 15,596.1 | 23,068.0 |
| Leasing Corficolombiana S.A. | 3,628.9 | 22,521.5 |
| Leasing de Occidente S.A. | 13,057.3 | - |
| Casa de Bolsa Corficolombiana S.A. | 983.0 | 2,566.0 |
| Plantaciones Unipalma de los Llanos S.A. | 564.1 | 539.9 |
| Valora S.A. | 2.3 | 2.2 |
| Industrias Lehner S.A. | - | 10.8 |
| Valora S.A. | - | 226.2 |
| Tejidos Sintéticos de Colombia S.A. | - | 165.0 |
| Proyectos de Infraestructura S.A. | 1.9 | - |
| **Fondos Interbancarios** | | |
| Leasing Corficolombiana S.A. | 11,106.5 | - |
| **Cuentas por Pagar** | | |
| Colombiana de Licitaciones y Concesiones Ltda. | 467.1 | 295.9 |
| Estudios, Proyectos e Inversiones de los Andes S.A. | 252.0 | 437.4 |
| Fiduciaria Corficolombiana S.A. | 43.3 | - |
| Leasing Corficolombiana S.A. | - | 5.9 |
| Proyectos de Infraestructura S.A. | 0.8 | - |
| Banco Popular S.A. | 1,930.4 | 3,068.6 |
| Leasing de Occidente S.A. | 24.5 | 57.6 |
| Fiduciaria Bogotá S.A. | 45.1 | 38.2 |
| Seguros de Vida Alfa S.A. | 4.0 | - |
| Hoteles Estelar S.A. | 13.8 | 23.1 |
| Plantaciones Unipalma de los Llanos S.A. | 3.5 | 3.4 |
| Industrias Lehner S.A. | 0.6 | 0.2 |
| **Ingresos Operacionales** | | |
| Banco Corficolombiana S.A. (Panamá) | 299.2 | - |
| Casa de Bolsa Corficolombiana S.A. | 3,367.1 | 288.5 |
| Leasing Corficolombiana S.A. | 5,954.5 | 7,356.0 |
| Leasing de Occidente S.A. | 12,453.1 | 10,937.9 |
| Fiduciaria Corficolombiana S.A. | 3,539.9 | 3,537.9 |

*Continúa* →

**b. Operaciones con Compañías Vinculadas** ***(Continuación)***

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Fiduciaria de Occidente S.A. | 277.7 | 279.1 |
| Banco Popular S.A. | - | 38.7 |
| Proyectos de Infraestructura S.A. | 15,636.5 | - |
| Colombiana de Licitaciones y Concesiones Ltda. | 2,251.9 | 1,016.8 |
| Estudios, Proyectos e Inversiones de los Andes S.A. | 11,300.3 | 9,186.1 |
| Hoteles Estelar S. A. | 2,542.0 | 2,510.7 |
| Huevos Oro Ltda. | - | 5.2 |
| Lloreda S.A. | 90.0 | 15.1 |
| Leasing Bogotá S.A. | 56.5 | - |
| Concesionaria Vial de los Andes S.A. | 51.3 | 51.9 |
| Organización Pajonales S.A. | - | 12.5 |
| Plantaciones Unipalma de los Llanos S.A. | 1,347.2 | 1,097.1 |
| Promotora y Comercializadora Turística Santamar S.A. | - | 0.8 |
| Proyectos de Infraestructura S.A. | - | 15,155.7 |
| Tejidos Sintéticos de Colombia S.A. | - | 8.6 |
| Valora S.A. | - | 11.6 |
| Industrias Lehner S.A. | - | 12.5 |
| **Ingresos No Operacionales** | | |
| Banco Corficolombiana S.A. (Panamá) | 21.4 | 21.5 |
| Casa de Bolsa Corficolombiana S.A. | 15.9 | 98.7 |
| Estudios Proyectos e Inversiones de los Andes S.A. | 24.6 | - |
| Fiduciaria Corficolombiana S.A. | 66.5 | 75.5 |
| Hoteles Estelar S.A. | 29.8 | - |
| Leasing Corficolombiana S.A. | 117.6 | 31.7 |
| Lloreda S.A. | 3.2 | - |
| Banco Av Villas S.A. | - | 1.1 |
| Colombiana de Licitaciones y Concesiones Ltda. | - | 23.3 |
| Pizano S.A. en restructuración | - | 6,152.5 |
| Proyectos de Infraestructura S.A. | - | 2.2 |
| Plantanciones Unipalma S.A. | - | 0.7 |
| Promotora y Comercializadora Turistica Santamar S.A. | - | 3.3 |
| Tejidos Sintéticos de Colombia S.A. | - | 0.1 |
| Valora S.A. | 70.0 | 1.3 |
| Seguros de Vida Alfa S.A. | 2.2 | - |
| **Gastos Operacionales** | | |
| Casa de Bolsa Corficolombiana S.A. | 449.4 | 511.1 |
| Fiduciaria Corficolombiana S.A. | 372.0 | 8.0 |
| Leasing Corficolombiana S.A. | 860.1 | 692.1 |
| A Toda Hora S.A. | 20.9 | 16.6 |
| Leasing de Occidente S.A. | 842.3 | 583.2 |
| Fiduciaria Bogotá S.A. | 230.4 | 265.4 |
| Banco Popular S.A. | - | 961.8 |
| Banco Av Villas S.A. | - | 485.7 |
| Seguros Alfa S.A. | 33.0 | - |
| Colombiana de Licitaciones y Concesiones Ltda. | 841.2 | 511.4 |
| Estudios, Proyectos e Inversiones de los Andes S.A. | 604.8 | 969.9 |
| Industria Lehner S.A. | - | 0.2 |
| Proyectos de Infraestructura S.A. | 3.1 | - |
| Plantaciones Unipalma de los Llanos S.A. | 26.0 | 23.5 |
| Proyectos de Energía S.A. | - | 0.8 |
| Promotora y Comercializadora Turistica Santamar S.A. | 28.2 | 338.2 |
| Valora S.A. | 1.0 | - |
| Hoteles Estelar S.A. | 107.3 | - |
| Seguros de Vida Alfa S.A. | 33.0 | - |

*Continúa* →

b. Operaciones con Compañías Vinculadas *(Continuación)*

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Cuentas de Orden Deudoras** | | |
| Colombiana de Licitaciones y Concesiones Ltda. | 3,021.1 | 2,390.5 |
| Banco Corfivalle Panamá | 11,709.0 | 461.1 |
| Banco Popular S.A. | - | 961.8 |
| Banco AvVillas | 210.4 | 685.0 |
| Casa de Bolsa Corficolombiana S.A. | 10,467.7 | 10,929.3 |
| Fiduciaria Corficolombiana S.A. | 29,115.2 | 110.8 |
| Fiduciaria Bogotá S.A. | 230.4 | 265.4 |
| Fiduciaria de Occidente S.A. | 2,858.0 | 2,602.9 |
| A. T. H. A Toda Hora S.A. | 20.9 | 16.6 |
| Estudios, Proyectos e Inversiones de los Andes S.A: | 13,561.2 | 22,049.4 |
| Hoteles Estelar S.A. | 17,021.3 | 22,189.1 |
| Huevos Oro Ltda. | - | 523.2 |
| Leasing Corficolombiana S.A. | 58,502.7 | 54,660.7 |
| Leasing de Occidente S.A. | 96,835.4 | 101,108.2 |
| Lloreda S.A. | 19,049.3 | 19,049.3 |
| Organización Pajonales S.A. | 6,196.8 | 6,196.8 |
| Pizano S.A. en restructuración | 1,836.0 | 1,836.0 |
| Plantaciones Unipalma de los Llanos S.A. | 2,216.1 | 279.7 |
| Promotora y Comercializadora Turística Santamar S.A. | 80.8 | 80.8 |
| Proyectos de Infraestructura S.A. | 17,933.6 | 27,499.7 |
| Seguros Alfa S.A. | 33.0 | 400.1 |
| Seguros de Vida alfa S.A. | 33.0 | 31.8 |
| Tejidos Sintéticos de Colombia S.A. | 1,432.9 | 2,649.0 |
| Concesionaria Vial de los Andes S.A. | 51.3 | 94.1 |
| Valle Bursátiles S.A. | 1.7 | 38.5 |
| Valora S.A. | - | 3,813.5 |
| Valores de Occidente S.A. | - | 1,326.2 |
| **Cuentas de Orden Acreedoras** | | |
| Fiduciaria Corficolombiana S. A. | 12,631.9 | 11,973.8 |
| Fiduciaria Bogotá S.A. | 45.1 | 38.2 |
| Fiduciaria de Occidente S.A. | 1,187.6 | 1,119.1 |
| Casa de Bolsa Corficolombiana S.A. | 3,800.9 | 5,979.8 |
| Huevos Oro Ltda. | - | 1,212.8 |
| Leasing Corficolombiana S.A. | 37,359.6 | 46,615.1 |
| Leasing Bogotá S.A. | - | 69.7 |
| Leasing de Occidente S.A. | 42,379.8 | 26,694.0 |
| Promotora y Comercializadora Turística Santamar S.A. | 15,8 | 21.5 |
| Seguros de Vida Alfa S.A. | 6.2 | 5.1 |
| Valores de Occidente S.A. | 785.1 | 931.3 |
| Valle Bursátiles S.A. | - | 7.3 |
| Banco Corficolombiana Panamá | 454.9 | 476.6 |
| Banco Popular S.A. | 1,930.4 | 3,107.3 |
| Banco AvVillas | 23.1 | 17.9 |
| Concesionaria Vial de los Andes S.A. | 3,000.0 | 3,000.0 |
| Industrias Lehner S.A. | - | 2.1 |
| Tejidos Sintéticos de Colombia S.A. | 90.7 | 1.0 |

c. Operaciones Celebradas con Miembros de la Junta Directiva y Representantes Legales

| | Junio 2008 | | Diciembre 2007 | |
|---|---|---|---|---|
| | Junta Directiva | Representantes Legales | Junta Directiva | Representantes Legales |
| Activos | - | $84.0 | - | $45.9 |
| Pasivos | 241.9 | 24.0 | 249.4 | 40.4 |
| Ingresos | - | 4.1 | - | 1.1 |
| Gastos | 117.2 | 7.3 | 104.2 | 10.7 |

d. **Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a junio 30 de 2008 $67,253.5**

| % participación | Nit | Accionista | Tipo | Operación | Derechos | Obligación |
|---|---|---|---|---|---|---|
| 2.74% | 800,224,827 | Fondo de Pensiones Obligatorias Horizonte | Forward | Compra | 134,611.4 | 123,019.9 |
| | | | Forward | Venta | 108,281.6 | 115,381.2 |
| | | | | | **242,893.0** | **238,401.1** |
| 2.93% | 800,224,808 | Fondo de Pensiones Obligatorias Porvenir | Forward | Compra | 67,305.7 | 60,217.6 |
| 0.06% | 830,038,885 | Valorem S.A. | Forward | Compra | 310,671,9 | 273,697.3 |
| 0.00% | 860,007,660 | Banco de Credito | Forward | Venta | 85,208.0 | 89,420.4 |

e. **Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a diciembre 31 de 2007 $64,087.2**

| % participación | Nit | Accionista | Tipo | Operación | Derechos | Obligación |
|---|---|---|---|---|---|---|
| 1.97% | 800,224,827 | Fondo de Pensiones Obligatorias Santander | Forward | Compra | 110,811.8 | 110,887.5 |
| | | | Forward | Venta | 70,989.7 | 70,516.6 |
| | | | | | **181,801.5** | **181,404.1** |
| 2.61% | 800,227,940 | Fondo de Pensiones Obligatorias Colfondos | Forward | Compra | 80,590.4 | 82,230.9 |
| | | | Forward | Venta | 33,070.5 | 32,236.2 |
| | | | | | **113,660.9** | **114,467.1** |
| 2.74% | 800,224,827 | Fondo de Pensiones Obligatorias Horizonte | Forward | Compra | 125,663.2 | 124,428.7 |
| | | | Forward | Venta | 49,941.5 | 50,376.2 |
| | | | | | **181,801.5** | **181,404.1** |

## (23) Ingresos Operacionales

El siguiente es el detalle de los ingresos operacionales otros:

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| **Dividendos y participaciones** | | |
| Epiandes S.A. | $11,279.4 | $9,165.2 |
| Promigás S.A. | 12,392.0 | 10,747.4 |
| Proyectos de Infraestructura S.A | 15,635.6 | 15,144.1 |
| Leasing Corficololombiana S.A. | 5,068.1 | 6,612.4 |
| Leasing de Occidente S.A. | 10,924.9 | 8,782.1 |
| Sociedad de Inversiones en Energía | 3,085.4 | 3,035.1 |
| Concecol Ltda. | 2,231.0 | 949.3 |
| Casa de Bolsa Corficolombiana S.A. | 3,237.8 | 144.5 |
| Fiduciaria Corficolombiana S.A. | 2,778.6 | 3,154.1 |
| Concesionaria Tibitoc S.A | 925.3 | 1,129.8 |
| Banco Corfivalle Panamá | 299.2 | - |
| Hoteles Estelar | 2,541.9 | 2,499.4 |
| Unipalma | 1,347.1 | 1,090.6 |
| Empresa de Energía de Bogotá | 11,396.7 | 1,713.6 |
| Gas Natural | 3,240.9 | - |
| Estudios y Desarrollos de infraestructura | - | 396.0 |
| Colombina S.A. | 1,706.0 | - |
| Mineros S.A. | 1,425.8 | - |
| Aerocali S.A. | 883.2 | - |
| Tablemac | 603.8 | - |
| Colombiana de Extrusión | 685.8 | - |
| Otros | 1,904.9 | 345.8 |
| | $93,593.4 | $64,909.4 |
| **Otros** | | |
| Utilidad en posición corto operaciones repo | 5,216.2 | - |
| Reintegro Provisión cuentas por cobrar | 3.0 | 272.9 |
| Reintegros provisión cartera de créditos | - | 1.8 |
| Ingresos diversos | 177.7 | 2,227.2 |
| | $5,396.9 | $2,501.9 |

## (24) Gastos Operacionales - Otros

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Pérdidas posición corto operaciones repo | $4,813.4 | - |
| Honorarios | 1,963.8 | 6,857.8 |
| Impuestos (1) | 13,847.0 | 3,314.1 |
| Arrendamientos | 1,372.7 | 932.1 |
| Contribuciones y afiliaciones | 737.5 | 1,075.2 |
| Seguros | 1,914.7 | 1,795.2 |
| Mantenimiento y reparaciones | 947.3 | 776.5 |
| Adecuación e instalación de oficinas | 76.8 | 91.2 |
| Diversos: | | |
| Servicios de aseo y vigilancia | 360.6 | 359.6 |
| Servicios temporales | 284.6 | 336.3 |
| Publicidad y propaganda | 779.4 | 734.2 |
| Relaciones públicas | 101.8 | 111.0 |
| Servicios públicos | 641.9 | 706.3 |
| Gastos de viaje | 188.1 | 190.7 |
| Transporte | 590.6 | 676.0 |
| Útiles y papelería | 147.3 | 182.3 |
| Gastos Operaciones consorcio | - | 123.3 |
| Donaciones | 1.5 | 110.2 |
| Pérdida en Liquidación de Inversiones (2) | - | 2,198.3 |
| Suscripciones y avisos | 687.3 | 778.7 |
| Portes de correo | 54.6 | 44.5 |
| Administración edificios | 254.2 | 265.4 |
| Cafetería | 27.2 | 32.0 |
| Gastos legales | 28.0 | 0.8 |
| Digitalización y empaste | 79.7 | - |
| IVA deducible prorrateo | 14.6 | (123.8) |
| Servicio de Conexión | 327.7 | 280.9 |
| Misceláneos | 1,161.4 | 571.7 |
| | $31,403.7 | $22,420.5 |

(1) Al Junio 30 de 2008, este rubro incluye la causación del impuesto del patrimonio por $10,149.7

(2) Al diciembre 31 de 2007 correspndía a la liquidación de la inversión Promotora Inmobiliaria la Esperanza $2,196.4

## (25) Otras Provisiones

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Bienes recibidos en pago | $15.5 | $73.3 |
| Otros activos | 21.2 | 113.3 |
| Disponible | 69.9 | 3.0 |
| | $106.6 | $189.6 |

Corficolombiana

## (26) Ingresos no Operacionales

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Utilidad en venta de: | | |
| Bienes recibidos en pago | $3,118.4 | 4,673.9 |
| Propiedades y equipo | 357.5 | 1,006.8 |
| Arrendamientos | 333.9 | 194.2 |
| Recuperaciones: | | |
| Bienes castigados | 1,023.8 | 2,712.4 |
| Reintegros provisión: | | |
| Inversiones (1) | 8,997.1 | 19,155.0 |
| Propiedad y Equipo | - | 300.0 |
| Reintegro bienes realizables y recibidos | 18.3 | 17.3 |
| Otras provisiones | 1,167.7 | 47.2 |
| Otras recuperaciones | 1,626.6 | 7,589.6 |
| Otros Activos | 0.6 | 217.0 |
| Diversos: | | |
| Ingresos bienes recibidos en pago | 133.9 | 77.8 |
| Otros (2) | 25,038.5 | 16,543.2 |
| | $41,816.3 | 52,534.4 |

(1) Al 30 de junio de 2008 este rubro comprendia entre otros valores: Aerocali por $3,356.8, Compañía de Aguas de Colombia por $827.7, Bonos Emcali por $4,669.9. Al 31 de diciembre de 2007 comprendía entre otros valores al reintegro de la provisión de Proyectos de Energía S.A. por $7,830.0 producto de la fusión como se explica en la nota 3.

(2) Al 30 de junio de 2008 este rubro comprendía entre otros valores :Causación del patrimonio B Fidubogota Patrimonio Autonomos $23,383.4. Al 31 diciembre de 2007 comprendía entre otros valores: Ingreso generado por la fusión de Corficolombiana con Proyectos de Energía S.A.$4,856.5, Utilidad en la venta de los derechos en fideicomiso Melendez 651-1 y Fideicomiso ciudad de Lili B por$5,858.6, Ingresos Fidubogota Patrimonios Autonomos $4,750.3.

## (27) Impuesto Sobre la Renta

La siguiente es la conciliación entre la utilidad contable y la renta gravable estimada

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Utilidad - pérdida antes de impuesto a la renta | $101,761.3 | $128,930.4 |
| Más (menos) partidas que aumentan (disminuyen) la utilidad fiscal: | | |
| Dividendos no causados contablemente | 6,763.3 | 74,980.9 |
| Ingreso valoración de inversiones renta variable | (6,646.5) | (6,963.8) |
| Provisiones no deducibles | 2,176.7 | 2,277.2 |
| Impuestos no deducibles (GMF), impuesto patrimonio | 12,555.3 | 1,991.3 |
| Impuesto industria y comercio y otros | 89.6 | (93.7) |
| Gastos de otras vigencias y otros gastos no deducibles | 1,459.0 | 45,772.9 |
| Pérdida en venta de inmuebles y acciones | 0.5 | 13.0 |
| Gastos imputables ingresos no gravados | 2,718.9 | 2,024.9 |
| Ingresos diferidos declarados años anteriores | (835.3) | (1,032.8) |
| Dividendos y participaciones no gravables | (95,788.3) | (126,323.9) |
| Diferencia por valoración de inversiones negociables renta fija | (21,867.3) | 44,457.9 |
| Reintegro provisiones no deducidas en años anteriores | (10,215.5) | (61,445.7) |
| Otros Ingresos no gravados | (6.9) | - |
| (Pérdida) renta estimada | (7,835.7) | 104,588.6 |
| Compensación créditos fiscales | - | (104,588.6) |
| Renta presuntiva aplicable | $25,468.2 | $31,133.6 |
| Renta exenta | (2,482.3) | - |
| Base gravable | 22,985.9 | 31,133.6 |
| Impuesto de renta (*) | 7,585.3 | 10,585.4 |
| Total Impuesto de Renta estimado año | 7,585.3 | 10,585.4 |
| Impuesto de Renta Requerido | 3,822.7 | 5,545.5 |
| Exceso o (defecto) de provisión | 627.1 | 22.5 |
| Total gasto impuesto de renta | $4,449.8 | 5,568.0 |
| (*) Porcentaje impuesto de renta para el año gravable | 33% | 34% |

A diciembre de 2007, se incluyen los valores fiscales de Proyectos de Energía S.A. (entidad absorbida) según la nota 3.

Las declaraciones por impuesto de renta de los años 2005 y 2006 se encuentran en firme; la del año 2007 está sujeta a revisión por parte de la DIAN.

Al 30 de junio de 2008 la Corporación posee excesos de renta presuntiva sobre renta ordinaria reajustados, pendientes de compensar por $133,243.2.

## (28) Relación Activos Ponderados por Nivel de Riesgo - Patrimonio Técnico

El patrimonio técnico no puede ser inferior al nueve por ciento (9%) de los activos en moneda nacional y extranjera ponderados por nivel de riesgo, conforme en el Decreto 1720 de 2001. El cumplimiento individual se verifica mensualmente y semestralmente en forma consolidada con sus filiales y subsidiarias.

La clasificación de los activos de riesgo en cada categoría se efectúa aplicando los porcentajes determinados por la Superintendencia Financiera a cada uno de los rubros del activo, cuentas contingentes, negocios y encargos fiduciarios establecidos en el Plan Único de Cuentas.

Al 30 de junio de 2008 y 31 de diciembre de 2007 la relación lograda por la Corporación fue de cuarenta y ocho punto setenta y siete por ciento (48.77%) y cincuenta y uno punto once por ciento (51.11%) respectivamente.

## (29) Contingencias

Con relación a la existencia de tres supuestos CDT de la Corporación Financiera del Valle S.A. con números 159743, 159744 y 159745, fechados el 17 de febrero de 1989, por valor de $58'5 cada uno, se informa:

- Que tales títulos no aparecen registrados en la contabilidad de la Corporación y

- Que en relación con hechos relacionados con los mismos, la Sala Penal de la Corte Suprema de Justicia no se pronunció sobre su existencia y validez. Así lo reconoció la Sala de Casación Penal en sentencia de tutela del 26 de febrero de 2008, confirmada posteriormente por la Sala de Casación Civil de la Corte Suprema de Justicia mediante sentencia del 7 de abril del mismo año, al manifestar que "(...)el debate judicial no giró en torno a la temática de la Validez u oponibilidad de los títulos valores sobre los cuales recayó la actividad delictiva que ahí se juzgó (...)".

## (30) Gestión de Activos y Pasivos

De acuerdo con la Resolución 001 del 2 de enero de 1996 y la Circular Externa No. 024 de marzo de 1996, de la Superintendencia Financiera, en las cuales se definen los criterios y procedimientos mediante los cuales los establecimientos de crédito deben identificar, medir, evaluar y controlar su exposición a los riesgos de liquidez, tasa de interés y tasa de cambio, se presenta el estudio sobre los niveles de exposición de la Corporación.

A continuación se presentan las principales cuentas que afectan el GAP de liquidez de la Corporación en una maduración correspondiente a 12 meses:

| | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Disponible | $122,323 | $83,766 |
| Fondos Interbancarios | 168,027 | 167,378 |
| Inversiones Negociables | 393,267 | 392,540 |
| Inversiones no Negociables | 653,779 | 651,873 |
| Cuentas por Cobrar | 24,011 | 20,202 |
| Derivados | (11,963) | 31,871 |
| Otros Activos | 15,536 | 9,600 |
| Total Posiciones Activas | $1,365,107 | $1,357,231 |
| Cdt's | $572,856 | $368,050 |
| Depósitos de Ahorro | 73,603 | 120,925 |
| Otros | 5,128 | 2,922 |
| Fondos Interbancarios | 348,285 | 461,419 |
| Cuentas por Pagar | 68,656 | 66,583 |
| Otros Pasivos | 2,661 | 2,556 |
| Pasivos Estimados y Provisiones | 4,845 | 27 |
| Total Posiciones Pasivas | $1,075,993 | $1,022,484 |

De acuerdo con la Circular Externa 018 de 2008 de la Superintendencia Financiera de Colombia, la cual modificó el capitulo VI de la Circular Externa 100 de 1995 "Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL)", la cual se aplicará a partir del año 2009. La Corporación estableció un cronograma de trabajo para ajustarse a la nueva normatividad y darle cumplimiento en el plazo establecido.

La Corporación de acuerdo con la regulación vigente calcula el riesgo de mercado con base en el modelo estándar

establecido por la Superintendencia Financiera en la Circular Externa 009 de 2007 (Capitulo XXI Circular Básica Contable y Financiera Circular Externa 100 de 1995).

| Metodología según circular externa 009 de 2007 | Junio 2008 | Diciembre 2007 |
|---|---|---|
| Riesgo por módulos | | |
| 1- Tasa de Interés | $38,135 | $31,997 |
| 2- Tasa de Cambio | 3,509 | 4,385 |
| 3- Precio de Acciones | 6,878 | 6,602 |
| 4- Carteras Colectivas | 1,141 | 1,794 |
| Ver agregado | $49,663 | $44,778 |

## (31) Gobierno Corporativo (No auditado)

La Corporación Financiera Colombiana S.A., conservando su política de tener permanentemente actualizada la normatividad de buen gobierno corporativo, tiene incorporados principios que rigen el buen gobierno corporativo de la entidad, así como la protección de los derechos de los accionistas e inversionistas.

***Junta Directiva y Alta Gerencia***: la Alta Gerencia y la Junta Directiva determinan las estrategias, políticas y perfiles de riesgos de la entidad. La Junta Directiva está permanentemente informada de los procesos y negocios que realiza la Corporación. Esta aprueba los límites de otorgamiento de créditos y de exposición al riesgo de mercado, liquidez y administración del riesgo crediticio para los diferentes negocios de la Corporación. La Vicepresidencia Ejecutiva es el área dedicada a la identificación, administración, medición y control de los riesgos inherentes a las operaciones de tesorería y demás negocios de la entidad. Esta área se encarga de generar los mecanismos de control de riesgo y de informar a la Alta Gerencia y Junta Directiva sobre las exposiciones al riesgo que puede presentar la Corporación.

***Políticas y División de Funciones:*** las politicas de gestión de riesgo son aprobadas por la Junta Directiva y están acorde con las diferentes líneas de negocio de la Corporación. Cuenta con elementos específicos por cada tipo de riesgo (crédito,mercado,líquidez y operacional) y se les hace seguimiento riguroso en su cumplimiento por parte de la Gerencia de Riesgo, área que encuentra bajo la Viciepresidentencia Ejecutiva.

***Reportes a la Junta Directiva:*** la Junta Directiva permanentemente está informada de las exposiciones de riesgo de los diferentes negocios realizados por la Corporación.

A la Junta Directiva mensualmente se le presenta un informe que contiene una descripción detallada de las operaciones realizadas por la mesa de dinero los resultados del negocio, los niveles de riesgo y el cumplimiento de los límites establecidos si es del caso. Las operaciones con vinculados se someten a consideración de la Junta Directiva.

Los límites de posiciones máximas de portafolio, pérdidas máximas y de valor en riesgo son controlados por el departamento de riesgo e informados diariamente a la Alta Gerencia de la Corporación.

***Infraestructura Tecnológica:*** la Corporación dispone de una adecuada infraestructura tecnológica que le permite soportar de manera eficiente los requerimientos transaccionales de su operación diaria, incluyendo adecuados mecanismos de control y auditoria para el control del riesgo y para la generación de herramientas de información que facilitan la gestión de la información de la organización.

***Metodología para la Medición de Riesgo:*** la Corporación Financiera Colombiana está catalogada como una entidad financiera y por su rol de negocio en los diferentes frentes en los que se concentra (productos de mesa de dinero, banca de inversión, gestión de activos, inversiones de renta variable, etc.), se ve expuesta a una variedad de riesgos generados por la evolución del entorno en todas sus dimensiones.

Con base en lo anterior, resulta claro que la gestión de los riesgos se ha convertido en el factor determinante para lograr uno de los principales objetivos de Corficolombiana, la obtención de una rentabilidad satisfactoria para sus

accionistas, y por ello se encuentra en la definición misma de todas y cada una de las estrategias institucionales y el procedimiento de toma de decisiones sobre todos los negocios y actividades de la Corporación.

La Corporación definió que el proceso de administración del riesgo debe cumplir con las siguientes etapas:

*Identificación de riesgo:* se determinan los riesgos asociados a cada uno de los productos. Se busca identificar concentraciones indebidas de riesgos e implementar nuevas tecnologías para el manejo de los mismos.

*Medición de los riesgos:* se determinan los procesos de medición y manejo de los diferentes riesgos. Los sistemas de monitoreo deben funcionar en forma precisa y abarcar todos los aspectos definidos, de forma que facilite el manejo gerencial. La medición del riesgo implica la disponibilidad de recurso humano experimentado y de herramientas técnicas que faciliten la cuantificación de los riesgos inherentes a cada negocio.

*Asignación de límites:* se determinan límites para cada uno de los riesgos por aparte (mercado, crédito y/o contraparte, operacional y liquidez), aún cuando están ligados entre sí. La administración evalúa y define los límites con base en la disposición para asumir riesgos y la capacidad de la entidad para absorber pérdidas.

*Medición y control de límites:* se debe revisar permanentemente el valor de las posiciones contra los límites y reportar oportunamente a la alta gerencia los excesos que se presenten, para tomar los correctivos del caso. Se realizan evaluaciones y mediciones con diferente periodicidad de acuerdo a las necesidades de cada línea de negocio.

*Generación de informes:* se deben presentar periódicamente, de acuerdo con lo que defina la Junta Directiva y los diferentes estamentos de riesgo. Deben contener información referente a la exposición actual de riesgo frente a los límites establecidos considerándose como elementos indispensables para la toma de decisiones.

Las metodologías existentes identifican y miden los diferentes tipos de riesgo a los que está expuesta la Corporación en su actividad y es así como operan los métodos que fueron enunciados y explicados detalladamente en estas notas a los estados financieros.

***Estructura Organizacional:*** la Corporación ha definido a través de su Junta Directiva una estructura organizacional, la cual deberá velar por la adecuada administración de riesgos. Es así como la Vicepresidencia Ejecutiva está a cargo de la construcción de una fuerte cultura de riesgo dentro de la organización, buscando obtener siempre una visión integrada del riesgo que además cubre las filiales financieras de Corficolombiana. Esta Vicepresidencia tiene a cargo la Gerencia de Riesgo y la Gerencia de Riesgo Crediticio, y tiene el propósito de promover, liderar y controlar la ejecución de las políticas de riesgo aprobadas mediante el cumplimiento de la estrategia de gestión de riesgo trazada, utilizando el proceso de administración del riesgo previamente definido.

En la estructura de la Corporación, existe independencia entre las áreas de negociación, control de riesgo y contabilización de operaciones. Cada una de estas labores está asignada a diferentes áreas funcionales las que a su vez reportan a diferentes vicepresidencias de la Corporación como sigue:

| Responsabilidad | Area | Reporta a: |
|---|---|---|
| Negociación | Vicepresidencia Tesorería | Presidencia |
| | Vicepresidencia Comercial | Presidencia |
| | Vicepresidencia Banca de Inversión | Presidencia |
| | Vicepresidencia Portafolios de Inversión | Presidencia |
| | Vicepresidencia Inversiones | Presidencia |
| Control | Gerencia Riesgo | Vicepresidencia Ejecutiva |
| | Gerencia Riesgo Crediticio | Vicepresidencia Ejecutiva |
| Contabilización | Gerencia Operaciones de Tesorería | Vicepresidencia Operaciones |
| | Gerencia Operaciones de Apoyo | Vicepresidencia Operaciones |

## (32) Revelación de Riesgos

*Objetivos*

Las actividades de tesorería de la Corporación se realizan dentro de un marco de límites y políticas establecidas por la Junta Directiva y monitoreadas y controladas por la Gerencia de Riesgo. Las decisiones se toman dentro de dicho marco a partir del permanente y continuo seguimiento a las variables económicas de carácter interno y externo. Todo con el objetivo de maximizar la relación riesgo/retorno de los portafolios administrados, optimizar el retorno de la relación comercial con los clientes de la Corporación y capturar las oportunidades que se detecten en los diferentes mercados en los que interviene:

- Deuda Publica Interna (en calidad de Creador de Mercado).
- Deuda Privada.
- Divisas.
- Instrumentos derivados moneda local.
- Instrumentos derivados en moneda extranjera.

*Filosofía en la Toma de Riesgos*

Para asegurarse que las actividades de tesorería se acoplen a los objetivos y estrategias de la Corporación, la Junta Directiva ejerce un permanente monitoreo del perfil de riesgo. Realizando seguimiento a las posiciones de tesorería, a los límites de Riesgo de Mercado, Riesgo de Crédito, Riesgo de Liquidez y Riesgo Operacional.

La filosofía de asunción de riesgos es consistente con las políticas generales de la gestión de activos y pasivos y considera aspectos como análisis económicos, análisis técnico, análisis fundamental y el efecto de cambios del entorno en el libro bancario y en el libro de tesorería.

*Evaluación*

El riesgo de mercado de la Corporación se mide a través de los diferentes análisis que se realicen basados en técnicas reconocidas para la administración del riesgo financiero, con el objetivo de controlar los niveles de pérdida a los que se puede encontrar expuesta la Corporación en sus inversiones de activos financieros por la volatilidad en los mercados en los que puede participar.

Con base en lo anterior se opera el siguiente esquema de límites considerando el perfil de riesgo de la entidad.

**RIESGO DE MERCADO**

**1. Posición Portafolio Pesos**

**Límites del portafolio de inversiones negociables:** se limita el valor nominal de la posición en títulos de deuda pública, considerando sus características de tasa: fija o variable y de acuerdo al plazo de maduración. Igualmente se limita la posición en títulos negociables diferentes de deuda pública, considerando los mismos aspectos antes señalados y los respectivos cupos de emisor.

**Límites del portafolio de inversiones disponible para la venta:** se limita el valor nominal de la posición en títulos de deuda pública y privada, considerando el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

**Límites del portafolio de Inversiones hasta el vencimiento:** se limita el valor nominal de la posición en títulos de deuda pública, tomando como criterio el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

**2. Posición Portafolio Dólares**

**Límites del portafolio de inversiones negociables:** se limita el valor nominal de la posición en títulos de deuda pública

(TES TRM y YANKEES), de acuerdo al plazo de maduración. Igualmente se limitará la posición en títulos negociables diferentes de deuda pública, considerando los cupos de emisor aprobados y el plazo de maduración.

**Límites posición en divisas:** se limita el valor de la posición en dólares (Corto o Largo), tanto en el "intraday" como en el "nextday", de acuerdo al perfil de riesgo de la entidad. Igualmente se limita las posiciones en otras monedas, tales como franco suizo, libra esterlina y euros, considerando los mismos aspectos antes señalados.

**3. Límites de Pérdidas**

**PyG diario:** es la principal herramienta de control con que cuenta el middle office para monitorear la tesorería. Adicionalmente es fundamental en la definición de las pérdidas máximas autorizadas por la Junta Directiva.

**VeR (valor en riesgo):** Con el objetivo de establecer límites con base en metodologías reconocidas de Risk Metrics para la administración de riesgo financiero, y que estén acorde al perfil de riesgo de la entidad se definió por parte de la Junta Directiva un límite de VeR para las operaciones de Tesorería, que permita estimar en "condiciones normales" el riesgo asumido en los mercados cambiario y de renta fija ("fixed income") en donde la Corporación concentra su actividad de trading.

**MAT (management action trigger):** Es la máxima pérdida que la Corporación está dispuesta a asumir teniendo presente además la capacidad patrimonial y de solvencia de la entidad. El MAT limita el total de pérdidas a la suma de pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad.

MAT = Utilidad 30 días + VeR
Límite: MAT = VeR

**Análisis de sensibilidad (stress test):** se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo, donde además de un "stress" con un incremento de 200 puntos básicos en las tasas, se modela la crisis de mercado de agosto de 2002 y abril de 2004 a las posiciones vigentes de TES.

**RIESGO DE LIQUIDEZ**

Para el riesgo de liquidez se utiliza como herramientas el GAP de liquidez de acuerdo con la Circular Externa 042 de septiembre 27 de 2001 y semanalmente en el comité ALCO se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación en la semana en curso y en las siguientes.

Por otra parte se continuó con el monitoreo y control de los límites internos establecidos por la Junta Directiva tanto para largo plazo como para corto plazo, entre los de corto plazo se encuentran el MCO (Maximum Cumulative Outflow) que es el flujo de caja proyectado a 1, 7 y 30 días. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores según su estado pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

**RIESGO DE CRÉDITO**

El área de tesorería es quien identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

Todo emisor y/o contraparte debe contar con cupo aprobado por la instancia respectiva. Los cupos de las entidades no financieras se evalúan bajo el proceso de análisis de contrapartes utilizado por la Gerencia de Riesgo Crediticio y los del sector financiero se evalúan bajo una metodología Camel en la Gerencia de Riesgo.

1. Categorías de Riesgo de Contraparte

Las categorías de riesgo de contraparte están estandarizadas en cuatro niveles, que permiten optimizar el día a día de los negocios sin generar desgastes adicionales en las instancias de atribución de la Corporación, ni afectar la calidad de la toma de decisiones de riesgo.

A continuación se describen las categorías de riesgo en su orden de mayor a menor riesgo.

***Categoría 1***

Préstamos de corto plazo interbancarios, repos y/o inversión en títulos.

***Categoría 2***

Exposición crediticia en productos derivados renta fija y divisas.

Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo a la Exposición Potencial Futura, la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

| Plazo Remanente | Renta Fija | Tipo de Cambio |
|---|---|---|
| Hasta 3 meses | 5.2% | 10.6% |
| De 3 a 6 meses | 7.4% | 15.0% |
| Mayor a 6 meses | 10.8% | 21.2% |

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija, aquel contrato donde el subyacente sea una tasa de interés de mercado, o un título de renta fija independientemente del emisor o tipo de título.

Para los derivados de tipo de cambio también se utilizará la tabla anterior, independientemente de la divisa.

***Categoría 3***

Riesgo spot
Ejemplos: Compra - venta títulos, y divisas free delivery.
Riesgo over night.

***Categoría 4***

Categoría DVP o compensada
Riesgo de mercado "intraday"

*Nota: los cupos aprobados pueden ser utilizados para productos de la misma categoría, respetando el plazo. Riesgo spot y riesgo over night no se pueden combinar.*

**RIESGO OPERACIONAL**

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el primer semestre de 2008 fueron:

- Se definió metodología para la fase de monitoreo, con la cual se construyó inventario de indicadores de seguimiento que tendrán medición a partir de julio de 2008.

- Se implementó herramienta de capacitación virtual, la cual permitió capacitar al 95% de los funcionarios de la entidad en temas relacionados con riesgo operacional.

- Se contrató los servicios de la firma NASE para desarrollar aplicación de inteligencia de negocios que abarca la gestión cualitativa con la construcción de los mapas de riesgo de la entidad, la gestión cuantitativa que incluye la generación de informes periódicos sobre la evolución de los eventos de riesgo de la entidad con su correspondiente seguimiento a planes de acción y un tercer módulo relacionado con el monitoreo de riesgos a través del registro de indicadores de riesgo que permitirá determinar la tendencia del riesgo operacional de la entidad. Esta aplicación estará disponible en el mes de agosto de 2008.

- Con relación a la base de datos de riesgo operacional, a Junio 30 la base de datos contaba con 101 registros con la siguiente distribución:

| | Número de registros |
|---|---|
| **Tipo de evento** | |
| Fallas en los procesos | 63 |
| Fallos en los sistemas | 17 |
| Otros | 21 |
| **Proceso** | |
| Apoyo | 38 |
| Estratégicos | 10 |
| Misionales | 53 |
| **Tipo de pérdida** | |
| Tipo A | 18 |
| Tipo B | 78 |
| Tipo C | 5 |

Los 18 eventos registrados tipo A, suman $93.6 millones.

- Con relación al Plan de Continuidad de Negocio, se realizaron pruebas de contingencia de aplicativos internos, externos y se probaron los protocolos de contingencia con el Banco de la República, Deceval y Bolsa de Valores de Colombia. Para el segundo semestre se continuará ejercicio de pruebas.

## ADMINISTRACIÓN

*Junta Directiva:* la Junta Directiva es la instancia responsable de la aprobación de las políticas para las operaciones de tesorería; ésta garantiza la adecuada organización, monitoreo o seguimiento de las actividades de tesorería. Esta responsabilidad incluye la fijación de límites para la toma de riesgos en dichas actividades y el adoptar las medidas organizacionales necesarias para limitar los riesgos inherentes al negocio de tesorería.

Así mismo es la junta directiva quien aprueba las políticas, estrategias y reglas de actuación que deberá seguir la entidad en el desarrollo de las actividades de tesorería, tales como aprobar operaciones de crédito en moneda legal y/o extranjera, el mercado o los mercados en los cuales se le permite actuar, los procedimientos para medir, analizar, monitorear, controlar y administrar los riesgos, así como los límites de las posiciones en riesgo de acuerdo con el tipo de riesgo, de negocio, de contraparte, de producto, o de área organizacional.

La junta directiva también tiene facultades de aprobar los procedimientos a seguir en caso de sobrepasar los límites o de enfrentar cambios fuertes e inesperados en el mercado. Así mismo este organismo tiene la responsabilidad de analizar y evaluar los tipos de reportes gerenciales y contables tanto internos como externos.

*Comité de ALCO:* las principales funciones son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Ejercer seguimiento al plan de gestión de riesgo que se adopte, el que incluirá procedimientos de operación, seguimiento y control de los niveles de tolerancia al riesgo establecido. Monitorear el informe de cumplimiento de límites y autorizar excesos con base en las atribuciones otorgadas por la Junta Directiva. Implementar procedimientos de acción contingentes en caso de presentarse pérdidas en los niveles máximos permitidos y aprobar valores de variación máximas y cotas de variables para realizar sensibilidades.

*Vicepresidencia de Riesgo:* el Vicepresidente de Riesgo, reporta a la Presidencia y sus principales funciones son las de establecer y recomendar a la junta directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Controlar el cumplimiento de los cupos de portafolio, emisor y contraparte establecidos por la junta directiva y realizar seguimiento a las entidades financieras. Actualmente la Vicepresidencia de Riesgo está a cargo de la Vicepresidencia Ejecutiva.

*Gerente de Riesgo:* el Gerente de Riesgo reporta a la Vicepresidencia de Riesgo y sus principales funciones son de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos.

Existe un Director de Riesgo Operacional y un analista, que se encargan de desarrollar el Sistema de Administración de Riesgo Operacional (SARO) al interior de la Corporación y filiales financieras.

Igualmente, existe un coordinador de riesgo y 3 analistas especializados en los distintos riesgos de la tesorería, como son riesgo de mercado, crédito y liquidez, que reportan al Gerente. Es importante mencionar que el riesgo jurídico es cubierto por la Vicepresidencia Jurídica

Finalmente, existe un analista técnico de riesgo que da soporte en la elaboración de modelos de medición de cualquier tipo de riesgo.

## MEDICIÓN

Durante el primer semestre de 2008 la tesorería de la Corporación Financiera Colombiana S.A. generó ingresos netos antes de gastos operacionales y provisiones por valor de $15.345. La relación ingreso/riesgo tomando el VeR promedio de 2008 indica que el riesgo al cual está expuesta la Corporación equivale a menos de un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.

El VeR por modulo de riesgo se presenta a continuación:

| **Valor en riesgo por modulos** | **VeR** |
|---|---|
| Tasas de interses | $38,135 |
| Tasas de cambio | 3,509 |
| Precio de acciones | 6,878 |
| Cartera colectivas | 1,078 |
| **Valor en riesgo total** | **$49,600** |

La Corporación define la posición en cada activo financiero como el inventario del portafolio mas los compromisos de compra - los compromisos de venta.

**1. Posición Portafolio Pesos (cifras en millones)**

*Portafolio de inversiones negociables:* La posición al cierre de junio 30 de 2008 fue de $195.195

*Valor de Títulos a entregar en forwards de venta:* $1.999

*Posición neta portafolio negociable:* portafolio negociable mas forwards de compra menos forwards de venta $193.196

*Portafolio de inversiones disponible para la venta:* al cierre de junio 30 de 2008 esta posición es de $563.997

*Portafolio de Inversiones hasta el vencimiento:* a junio 30 de 2008 la posición fue de $87.837

*Swaps de tasa de interés:* al cierre de junio de 2008 la posición en el portafolio de swaps equivale a $-257

**2. Posición Portafolio Dólares**

*Portafolio de inversiones negociables:* al cierre de junio 30 de 2008 la posición es de $96.900

*Valor de Títulos a recibir en forwards de compra:* $52.825

*Valor de Títulos a entregar en forwards de venta:* $3.828

*Posición neta portafolio negociable:* portafolio negociable mas forwards de compra menos forwards de venta $145.897

*Portafolio de inversiones disponible para la venta:* al cierre de junio 30 de 2008 esta posición es de $80.566

*Portafolio de Inversiones hasta el vencimiento:* a junio 30 de 2008 la posición fue de $0

*Posición en divisas:* al cierre de junio 30 de 2008 la posición de riesgo en TRM equivale a US$-208.858,37

*Forwards de divisas:* al cierre de junio 30 de 2008 el valor del portafolio de forwards de divisas equivale a $-10.159

*Contratos de Futuros OPCF:* al cierre de junio 30 de 2008 el valor del portafolio de futuros de divisas equivale a $1.490

*Opciones de Divisas:* al cierre de junio 30 de 2008 la posición en el portafolio de opciones de divisas equivale a $-13

## LÍMITES DE PÉRDIDAS

### 1. Riesgo de Mercado

*PyG diario:* el PyG 30 días al cierre de junio de 2008 presenta una utilidad excluyendo gastos operacionales aproximadamente de $15.345

*VeR (valor en riesgo):* el VeR total incluyendo las posiciones de la mesa de pesos y dólares al cierre de junio de 2008 equivale a $-1,909 aproximadamente frente al límite establecido por Junta Directiva de $-7,101.0

*MAT (management action trigger):* al cierre de junio de 2008 el MAT asciende a $384, aproximadamente frente al límite determinado por Junta Directiva que asciende a $-7,101.0

Análisis de sensibilidad (stress test):

| | Pérdida estimada en | | |
|---|---|---|---|
| **Portafolio ($MM)** | **50 PBS** | **100 PBS** | **200 PBS** |
| Negociables pesos | 304.24 | 608.48 | 1,216.96 |
| Negociables USD | 170.14 | 340.28 | 680.56 |
| Disponibles para la venta de pesos | 17,237.94 | 34,475.87 | 68,951.74 |
| Disponible para la venta de USD | 3,763.30 | 7,526.61 | 15,053.21 |
| Al vencimiento | N.A. | N.A. | N.A. |

### Valores máximos, mínimos y promedio

El portafolio de la tesorería durante el primer semestre de 2008 tuvo el siguiente comportamiento:

| | Máximo | Mínimo | Promedio |
|---|---|---|---|
| **Portafolio en pesos** | | | |
| Inversiones negociables | 244,621.02 | 72,118.87 | 153,029.99 |
| Inversiones disponibles para la venta | 784,968.34 | 362,178.09 | 581,851.10 |
| Inversiones hasta el vencimiento | 119,244.83 | 52,892.09 | 85,416.83 |
| Forward compra títulos | 0.00 | 0.00 | 0.00 |
| Forward venta títulos | 65.69 | 0.00 | 10.95 |
| **Porfafolio en USD** | | | |
| Inversiones negociables | 117,563.92 | 72,181.09 | 94,382.09 |
| Inversiones disponibles para la venta | 80,566.30 | 51,213.08 | 60,157.74 |
| Inversiones hasta el vencimiento | 274.66 | 0.00 | 132.99 |
| Forward compra títulos | -9.90 | -1.20 | -0.23 |
| Forward venta títulos | -3.56 | 0.00 | -3.10 |
| **Derivados** | | | |
| Forward compra de divisas | -96,446.64 | 47,611.24 | -40,597.17 |
| Forward venta de divisas | 121,183.01 | 76,865.77 | 63,986.03 |
| Contratos de futuros OPCF | 4,236.95 | -143.69 | 319.71 |
| Swap de tasa de interés | -255.68 | 4,698.66 | 2,189.76 |
| Opciones de divisas | -743.36 | 0.00 | -117.04 |

## RIESGO DE LIQUIDEZ

Al cierre de junio de 2008, estos indicadores estaban dentro de los límites de normalidad establecidos. El indicador MCO que define el estado de liquidez de la entidad para el plazo de 7 días cuyo límite normal mínimo es $50,000 de superávit y presentaba al finalizar junio de 2008 un superávit de $791,062

## RIESGO DE CRÉDITO

Durante el primer semestre de 2008, los cupos de las contrapartes de tesorería fueron asignados de acuerdo con la metodología descrita anteriormente y fueron aprobados por las instancias correspondientes.

## CONTROL

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office. En este sentido, las operaciones de tesorería se desarrollarán dentro de una estructura organizacional que contempla las siguientes áreas y/o funciones:

**Front Office:** área encargada directamente de la negociación, de las relaciones con los clientes y de los aspectos comerciales de la tesorería.

**Middle Office:** área encargada, entre otras funciones, de la medición de riesgos, de la verificación del cumplimiento de

las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos inherentes a las operaciones de tesorería. Igualmente es el área encargada de la revisión y evaluación periódica de las metodologías de valoración de instrumentos financieros y de medición de riesgos.

**Back Office:** área encargada de realizar los aspectos operativos de la tesorería tales como el cierre, registro y autorización final a las operaciones.

Por otro lado, la Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC y Set-Fx.

Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito y liquidez asociados al mismo, y una mayor oportunidad de reacción frente a eventos adversos.

Por otro lado, en cumplimiento de lo establecido por las normas de la Superintendencia Financiera de Colombia y aplicando buenas prácticas de Gobierno Corporativo, Corficolombiana cuenta con un sistema de control interno aprobado por la Junta Directiva, el cual permite que la entidad realice sus operaciones controladamente y pueda alcanzar sus objetivos corporativos.

Los principios generales que inspiran estas directrices están contenidas en el Código de Ética y Conducta, el cual comprende las pautas de comportamiento que expresamente señala la Junta Directiva en materia del compromiso que se espera de todos los funcionarios frente al sistema de control interno, a la ética en los negocios, a los conflictos de interés, y al manejo de información privilegiada, entre otros.

Para fortalecer el sistema de control interno y prevenir conductas indebidas de mercado, la Corporación realiza anualmente jornadas de capacitación y entrenamiento, con el fin de difundir y reforzar las orientaciones institucionales en esta materia, realizando evaluaciones que le permiten a Corficolombiana determinar la eficacia de estos principios, informando a la alta administración un resumen de los resultados, a fin de adoptar las mejoras que sean necesarias para fortalecer el sistema de prevención y control.

**(33) Controles de Ley**

Al 30 de junio de 2008 y 31 de diciembre de 2007 la Corporación cumplió con cada una de sus obligaciones y deberes legales, en lo relacionado entre otros puntos a posición propia, inversiones de capital, patrimonio técnico, encaje y en general con todas las instrucciones impartidas por los entes de vigilancia y control, así como los órganos legislativos.

**(34) Riesgo Lavado de Activos**

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, la Corporación ha adoptado los mecanismos necesarios para evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo la Corporación Financiera Colombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como

el conocimiento del cliente y de sus operaciones con la Corporación, de los segmentos de mercado atendidos, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades. Este sistema está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

El SARLAFT fue establecido por la Superintendencia Financiera de Colombia mediante la Circular Externa 22 del 19 de abril de 2007 y sus modificaciones en las Circulares Externas 61 de diciembre de 2007 y 26 de junio del 2008. En virtud de estas instrucciones la Corporación transformó el Sistema Integral de Prevención de Lavado de Activos SIPLA en el Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT; fue así como la Junta Directiva, por recomendación de la administración y del Oficial de Cumplimiento, aprobó en el segundo semestre del 2007 las actualizaciones correspondientes al Manual del SARLAFT.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva, a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar sí los controles internos establecidos son eficaces para prevenir el riesgo.

## 4.3. LECTURA DE LOS INFORMES QUE RINDE EL REVISOR FISCAL ACERCA DE LOS BALANCES AL 30 DE ENERO DE 2008 Y DE LOS ESTADOS DE RESULTADOS.

El Gerente de la Firma de Revisoría Fiscal, Dr. Francisco Suárez dio lectura a los informes que rinde la Revisoría Fiscal de los Estados Financieros de la Corporación y a los Estados Financieros Consolidados en los siguientes términos:

**"INFORME DEL REVISOR FISCAL**
A los accionistas de
CORPORACION FINANCIERA COLOMBIANA S.A.

He auditado los balances generales de CORPORACION FINANCIERA COLOMBIANA S.A. al 30 de junio de 2008 y 31 de diciembre de 2007 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivos por los semestres terminados en esas fechas. Tales estados financieros son responsabilidad de la administración de la Corporación y fueron preparados con base en las instrucciones contables impartidas por la Superintendencia Financiera de Colombia. Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros con base en mis auditorías.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si lo estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, tomados de los libros de contabilidad, presentan razonablemente la situación financiera de la CORPORACION FINANCIERA COLOMBIANA S.A. al 30 de junio de 2008 y 31 de diciembre de 2007, los resultados de sus operaciones, los cambios en su patrimonio, y sus flujos de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal y el alcance de mis exámenes al 30 de junio de 2008 y 31 de diciembre de 2007, informo que la contabilidad de la Corporación se lleva conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; la contabilización de provisiones para bienes recibidos en pago, y la adopción del Sistema de Administración de Riesgos de Mercado – SARM se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la Circular 100 de 1995 de la Superintendencia Financiera de Colombia; el informe de gestión de los administradores guarda la debida concordancia con los estados financieros básicos, y los aportes al Sistema de Seguridad Social Integral se efectuaron en forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Corporación ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los terceros que están en su poder.

Mis recomendaciones sobre controles internos las he comunicado en informes separados dirigidos a la administración.

(Firmado)
NELSON GERMAN SEGURA GARZON
Revisor Fiscal
Tarjeta Profesional N° 24750-T
05 de Agosto de 2008."

"INFORME DEL REVISOR FISCAL
A los accionistas de
CORPORACION FINANCIERA COLOMBIANA S.A.

He auditado los balances generales consolidados de CORPORACION FINANCIERA COLOMBIANA S.A., y sus filiales, al 30 de junio 2008 y 31 de diciembre de 2007 y los correspondientes estados consolidados de resultados, de cambios en el patrimonio de los accionistas consolidados y de flujos de efectivo por los semestres terminados en esas fechas. Tales estados financieros fueron consolidados bajo la responsabilidad de la administración de la Corporación y fueron preparados de conformidad con principios de contabilidad generalmente aceptados en Colombia e instrucciones contables impartidas por la Superintendencia Financiera de Colombia.

En la nota 1 a los estados financieros se indican las filiales que consolidaron con la Corporación al 30 de junio 2008 y 31 de diciembre de 2007, así como los efectos de la consolidación. Los estados financieros de tales filiales fueron revisados o auditados por otros revisores fiscales y auditores externos, cuyos informes me fueron suministrados. Por lo tanto, mi opinión sobre las cifra relativas de estas filiales incluidas en los estados financieros consolidados al 30 de junio 2008 y 31 de diciembre de 2007, esta basada únicamente en los informes de dichos revisores fiscales y auditores externos.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías y los informes de los otros revisores fiscales y auditores externos, me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros consolidados antes mencionados, presentan razonablemente la situación financiera consolidada de CORPORACION FINANCIERA COLOMBIANA S.A., y sus filiales al 30 de junio de 2008 y 31 de diciembre de 2007, los resultados consolidados de sus operaciones, de cambios consolidados de sus operaciones, los cambios consolidados en su patrimonio de los accionistas y sus flujos consolidados de efectivo por los semestres terminados en esas fechas, de conformidad con principios de contabilidad generalmente aceptados en Colombia e instrucciones y prácticas contables impartidas por la Superintendencia Financiera de Colombia.

El revisor fiscal de Lloreda S.A. en su informe fechado 28 de julio de 2008 incluyó un párrafo de énfasis en donde informó que: a) la compañía formalizó el 5 de marzo de 2001 un acuerdo de reestructuración con sus acreedores internos y externos, bajo los lineamientos establecidos en la Ley 550, con el propósito de corregir sus deficiencias de capital de trabajo y lograr un mejoramiento de los resultados financieros negativos que se venían presentando durante los últimos años. b) dicho acuerdo fue modificado el 8 de junio de 2007; y c) hasta la fecha de su informe no tenía evidencia de que la compañía haya incumplido lo pactado en el acuerdo de reestructuración económica mencionado.

(Firmado)
NELSON GERMÁN SEGURA GARZON
Revisor Fiscal
Tarjeta Profesional No.24750-T
14 de agosto de 2008."

## 4.4. LECTURA DEL ANEXO QUE CONTIENE LA INFORMACION EXIGIDA POR EL ARTICULO 446 DEL CODIGO DE COMERCIO EN SU NUMERAL 3º.

El Presidente solicitó al Secretario dar lectura al anexo que contiene la información exigida por el artículo 446 del Código de Comercio en su numeral 3º.

En cumplimiento a los ordenamientos del Artículo 446 numeral 3 del Código de Comercio, la Junta Directiva y el Presidente de la Corporación, informan a los señores accionistas que durante el ejercicio terminado el 30 de junio de 2008 se realizaron las siguientes erogaciones:

| EROGACIONES | Monto en miles de pesos | |
|---|---|---|
| Por salarios a directivos | $ 1,394,775.32 | |
| Por bonificaciones a directivos | $ 176,085.50 | |
| Por concepto de honorarios Junta Directiva | $ 106,400.00 | |
| Por concepto de honorarios a Asesores Independientes | $ 1,588,256.76 | |
| Por concepto de gastos de viaje | $ 188,133.11 | |
| Las donaciones realizadas por la Corporación | $ 1,515.00 | |
| Por concepto de publicidad y propaganda | $ 779,350.77 | |
| Relaciones públicas | $ 101,752.21 | |
| Transportes | $ 128,905.47 | |
| Depósitos de Corficolombiana en el exterior | 66,272,233 | Dólares |
| | $ 127,442,830.29 | |
| Obligaciones en moneda extranjera | 2,575,942 | Dólares |
| | $ 4,953,587.52 | |

| SECTOR | VALOR EN LIBROS |
|---|---|
| GAS | 770,163 |
| FINANCIERO | 284,929 |
| ENERGIA | 245,793 |
| CONCESIONES | 209,367 |
| HOTELES | 131,806 |
| AGRO | 114,718 |
| HIDROCARBUROS | 71,134 |
| MINERIA | 45,689 |
| MADERA | 45,041 |
| INMOBILIARIO | 37,975 |
| INDUSTRIAL | 37,570 |
| CONSUMO | 26,057 |
| TECNOLOGIA | 1,949 |
| TOTAL INVERSIONES | 2,022,191 |

| CAPITAL | # Acciones | Valor en pesos |
|---|---|---|
| Capital Autorizado | 171,500,000 | $ 1,715,000,000.00 |
| Capital por Sucribir | 3,162,640 | $ 31,626,400.00 |
| Capital Suscrito y Pagado | 168,337,360 | $ 1,683,373,600.00 |

**4.5. LECTURA DE LA INFORMACION EXIGIDA POR LA CIRCULAR No. 007 DE 1996 DE LA SUPERINTENDENCIA BANCARIA HOY SUPERINTENDENCIA FINANCIERA.**

De conformidad con lo establecido en la Circular Externa No. 007 de 1996 emitida por la Superintendencia Bancaria (hoy Superintendencia Financiera) y en razón a las funciones propias del Comité de Auditoria, el Secretario procedió a dar lectura de las principales actividades llevadas a cabo por este comité durante el período enero-junio del año 2.008 en los siguientes términos:

**"INFORME DE LA JUNTA DIRECTIVA SOBRE LABORES DEL COMITÉ DE AUDITORIA**

Bogotá D.C., 30 de julio de 2008.

Señores
**Accionistas**
**Corporación Financiera Colombiana S.A.**
Bogotá.

Atendiendo lo estipulado en la Circular 052 de 1998 emitida por la Superintendencia Bancaria de Colombia, hoy Superintendencia Financiera de Colombia, la Junta Directiva presenta a continuación el informe de actividades realizadas por el Comité de Auditoria durante el primer semestre del año 2008.

1. La Junta Directiva en su sesión del 26 de julio de 2006, según acta No. 1575 nombró como miembros del Comité de Auditoria a las siguientes personas:

   - Gerardo Silva Castro
   - Jorge Iván Villegas Montoya
   - Alvaro Jesús Velásquez Cock.

2. Posteriormente la Junta Directiva en su sesión del 9 de abril de 2008, según acta No. 1618 designó al Dr. Santiago Madriñan de la Torre como miembro del Comité de Auditoria en reemplazo del Dr. Jorge Iván Villegas Montoya.

3. El Comité de Auditoria como órgano de apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del control interno de la Corporación, efectuó reunión el día 27 de febrero de 2008, donde se analizó entre otros temas los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

   h) Estados financieros a diciembre 31 de 2007, con el Dictamen del Revisor Fiscal.
   i) La cartera a diciembre de 2007.
   j) El Comité supervisó la adecuada aplicación de las normas relacionadas con el Sistema Integral para la Prevención de Lavado de Activos, velando así por la existencia de los

controles necesarios para evitar que la Corporación sea utilizada como instrumento para la realización de actividades ilícitas.

k) Supervisó las funciones y actividades de Contraloría en aspectos tales como:
   - Cronograma de actividades de la Contraloría para el año 2008.
   - Informes emitidos por la Contraloría a las diferentes áreas, productos y filiales de la corporación.
   - Seguimientos efectuados por auditoria con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.
   - Estadísticas de seguimiento y control a los informes emitidos por la Contraloría.

l) Revisó los oficios recibidos de la Superintendencia Financiera de Colombia, con sus correspondientes respuestas y seguimiento a su mejoramiento.

m) Revisó los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas y seguimiento a su mejoramiento.

n) En el Comité del 27 de febrero de 2008, el Presidente de la Corporación presentó informe al Comité de Auditoria con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

Como resultado se observa:

- Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Corporación.
- Actividades de Auditoria Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control de la Corporación.
- Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal, Auditoria Interna y Auditoria de Sistemas.
- Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.
- Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.
- Suficiente documentación sobre las actividades, evaluaciones y recomendaciones del Comité

Cordialmente,

**JUNTA DIRECTIVA"**

## 4.6. CONSIDERACION POR PARTE DE LA ASAMBLEA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUAL Y CONSOLIDADOS AL 30 DE JUNIO DE 2008 Y SUS CORRESPONDIENTES ESTADOS DE RESULTADOS.

El Presidente de la Asamblea Doctor Melo, preguntó a los Señores Accionistas si aprobaban los Estados Financieros presentados a su consideración. Recordó a los administradores y empleados de la sociedad que de conformidad con el artículo 185 del Código de Comercio, no podrán votar los balances y cuentas de fin de ejercicio.

La Asamblea aprobó la siguiente proposición:

## PROPOSICION No. 2

La Asamblea General de Accionistas de la Corporación Financiera Colombiana S.A.

## RESUELVE:

Aprobar los Balances de Propósito General Individual y Consolidados al 30 de junio de 2008 y su correspondiente Estado de Resultados, así como el Informe de Gestión y los informes del Revisor Fiscal.

La anterior proposición fue aprobada con el voto favorable de la totalidad de los accionistas presentes.

## 5. DISTRIBUCIÓN DE UTILIDADES

El presidente de la asamblea solicitó al secretario dar lectura al proyecto de distribución de utilidades propuesto por la administración de la Corporación.

El Secretario dio lectura al siguiente proyecto:

**CORPORACIÓN FINANCIERA COLOMBIANA S.A.**
**PROYECTO DE DISTRIBUCIÓN DE UTILIDADES**
**JUNIO 30 DE 2008**

| | | | | |
|---|---|---|---|---|
| Utilidad antes de impuestos | | | $ | 101.761.329.450,37 |
| Menos: provisión de impuestos | | | $ | 4.449.800.000,00 |
| Utilidad del ejercicio después de impuestos: | | | $ | 97.311.529.450,37 |
| Liberar reserva futuros repartos (Gravable) : | | | $ | 161.777.766.951,03 |
| Utilidad a disposición de la Asamblea : | | | $ | 259.089.296.401,40 |
| Reserva sobre valoración de inversiones Dec 2336 /95 | $ | 5.640.694.515,00 | | |
| Reserva para futuros repartos | $ | 133.449.311.314,13 | | |
| Dividendo en efectivo de $510 por acción sobre las 157.656.790 acciones ordinarias y las 10.680.570 acciones preferenciales suscritas y pagadas a junio 30 de 2008. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir de octubre de 2008. | $ | 85.852.053.600,00 | | |
| Dividendo en acciones de $202.85 por cada acción sobre las 157.656.790 acciones ordinarias y $202.85 por cada acción sobre las 10.680.570 acciones preferenciales suscritas y pagadas a junio 30 de 2008. Este dividendo se pagará en acciones, a razón de 1 acción por cada 66,223163049 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 66,223163049 acciones preferenciales, suscritas y pagadas a 30 de junio de 2008. El pago de las acciones se hará el día 1° de octubre de 2008 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirá un total de 2.541.971 nuevas acciones, 2.380.690 acciones ordinarias y 161.281 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de julio de 2008, $13.433,37 (1), de los cuales $10 serán contabilizados en la cuenta de capital y $13.423,37 en la cuenta de reserva legal por prima en colocación de acciones. | $ | 34.147.236.972,27 | | |
| **SUMAS IGUALES** | **$** | **259.089.296.401,40** | **$** | **259.089.296.401,40** |
| (1) El precio promedio diario de la acción se tomó del reporte de INFOVAL | | | | |

NOTA: En caso de presentarse fracciones de acciones al momento del pago del dividendo, éstas se pagarán en efectivo con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la presente distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio enero-junio de 2008.
Sobre el dividendo a repartir en acciones, los accionistas pueden optar por el pago en acciones o en efectivo. Los accionistas que opten por el pago de esta parte del dividendo en efectivo (este ingreso es gravable) y no en acciones (no gravadas), deberán informarlo a la Secretaría General de la sociedad a más tardar el 16 de septiembre de 2008, hasta las 5:00 p.m. mediante comunicación dirigida a la carrera 13 No. 26-45 piso 8 oficinas de la Secretaría General de la entidad, al fax:2863300 extensión 8711 de la ciudad de Bogotá o al correo electrónico accionistascorficolombiana@corficolombiana.com, junto con el RUT y la manifestación de tener o no la calidad de declarante de renta.

El secretario de la reunión informó que el apoderado del Banco de Occidente proponía modificar la nota del proyecto y se dio lectura en su integridad a la sugerencia planteada, la cual se trascribe:

**CORPORACIÓN FINANCIERA COLOMBIANA S.A.**
**PROYECTO DE DISTRIBUCIÓN DE UTILIDADES**
**JUNIO 30 DE 2008**

| | | |
|---|---|---|
| Utilidad antes de impuestos | | $ 101.761.329.450,37 |
| Menos: provisión de impuestos | | $ 4.449.800.000,00 |
| Utilidad del ejercicio después de impuestos: | | $ 97.311.529.450,37 |
| Liberar reserva futuros repartos (Gravable) : | | $ 161.777.766.951,03 |
| Utilidad a disposición de la Asamblea : | | $ 259.089.296.401,40 |
| Reserva sobre valoración de inversiones Dec 2336 /95 | $ 5.640.694.515,00 | |
| Reserva para futuros repartos | $ 133.449.311.314,13 | |
| Dividendo en efectivo de $510 por acción sobre las 157.656.790 acciones ordinarias y las 10.680.570 acciones preferenciales suscritas y pagadas a junio 30 de 2008. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir de octubre de 2008. | $ 85.852.053.600,00 | |
| Dividendo en acciones de $202.85 por cada acción sobre las 157.656.790 acciones ordinarias y $202.85 por cada acción sobre las 10.680.570 acciones preferenciales suscritas y pagadas a junio 30 de 2008. Este dividendo se pagará en acciones, a razón de 1 acción por cada 66,223163049 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 66,223163049 acciones preferenciales, suscritas y pagadas a 30 de junio de 2008. El pago del dividendo se hará el día 1° de octubre de 2008 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirán un total de hasta 2.541.971 nuevas acciones, 2.380.690 acciones ordinarias y 161.281 acciones preferenciales (ver nota). El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de julio de 2008, $13.433,37 (1), de los cuales $10 serán contabilizados en la cuenta de capital y $13.423,37 en la cuenta de reserva legal por prima en colocación de acciones. | $ 34.147.236.972,27 | |
| **SUMAS IGUALES** | **$ 259.089.296.401,40** | **$ 259.089.296.401,40** |
| (1) El precio promedio diario de la acción se tomó del reporte de INFOVAL | | |

**NOTA: Sobre el dividendo a repartir en acciones, los accionistas deberan aceptar que el pago se haga en acciones. Los accionistas que opten por el pago de esta parte del dividendo en acciones (NO GRAVABLE), deberán informarlo a la Secretaría General de la sociedad a más tardar el 16 de septiembre de 2008, hasta las 5:00 p.m. mediante comunicación dirigida a la carrera 13 No. 26-45 piso 8 oficinas de la Secretaría General de la entidad, al fax:2863300 extensión 8711 de la ciudad de Bogotá o al correo electrónico accionistascorficolombiana@corficolombiana.com, junto con el RUT y la manifestación de tener o no la calidad de declarante de renta. Si el accionista guarda silencio se le pagará esta parte del dividendo en efectivo (GRAVABLE).**

**Para los accionistas que opten por el pago del dividendo en acciones, deben tener en cuenta que las fracciones de acciones se pagarán en efectivo (GRAVABLE) con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio enero-junio de 2008.**

**Los accionistas entidades vigiladas por la Superintendencia Financiera que con motivo del pago del dividendo en acciones aumenten su participación accionaria excediendo los límites legales, podrán aceptar el pago en acciones en el entendido que el recibo de las acciones que excedan su participación actual estará condicionado a la autorización de la entidad de vigilancia, que será gestionada y obtenida por cada accionista.**

Luego de una amplia discusión sobre el tema, el Presidente preguntó a los accionistas si aprobaban el anterior proyecto de distribución de utilidades que incluía la sugerencia presentada, la asamblea por unanimidad de las acciones representadas aprobó el proyecto de distribución.

## 6. PROPOSICIONES Y VARIOS

El presidente solicitó al secretario informar si se presentaron proposiciones o varios.

El secretario informó que no se presentaron proposiciones ni varios por parte de los asistentes, pero la administración de la sociedad quiere presentar los siguientes puntos:

### ✦ RENUNCIA DEL DR. RICARDO OBREGON TRUJILLO

Se informó que el Dr. Obregón presentó a la sociedad como miembro principal independiente de la Junta Directiva elegido para el periodo 2008-2009, debido a su nuevo cargo como presidente de la sociedad Carvajal S.A. en la ciudad de Cali. El Presidente propuso al Dr. José Leibovich Goldenberg, para reemplazarlo en lo que resta del período 2008-2009, e informó a los señores accionistas las calidades académicas y profesionales del Dr. Leibovich, quien cumple los requisitos de independencia que exige la Ley 964 de 2005.

El presidente preguntó a los señores accionistas si aceptan la renuncia del Dr. Obregón, y la designación del Dr. Leibovich para lo que resta del periodo 2008-2009. Propuesta que fue aprobada por unanimidad de los accionistas presentes.

- **DONACIONES**

El Secretario Informó que en segundo lugar la Corporación quería someter a consideración de los accionistas la donación realizada en el primer semestre de 2008 que consistió en aportes en dinero a favor de la Fundación El Cottolengo del Padre Ocampo la suma de $1.515.000, y solicitó autorización a la asamblea para donar a favor de la Fundación Corficolombiana la suma de $100.000.000. La Asamblea General de Accionistas ratificó y autorizó por unanimidad las donaciones presentadas por la sociedad.

Al agotarse el orden del día y no existiendo otras proposiciones o temas que tratar, se levantó la sesión a las 4:40 p.m. del día 5 de septiembre de 2008

| | |
|---|---|
| **JOSE ELÍAS MELO ACOSTA**<br>Presidente | **MARCELA ACUÑA RAMIREZ**<br>Secretario Ad-Hoc |

**COMISIÓN APROBATORIA DEL ACTA.**

| | |
|---|---|
| **MARIO ALBERTO GONZALEZ CASTRO** | **WILSON HENRY ABRIL NIÑO** |

**MINUTE No. 068**

In the city of Bogotá D.C., on the 5th of September, 2008, at 3:00 p.m., at Carrera 7 No. 26-20 piso 34, Executives Club, a General Assembly Meeting of Common Shareholders and Non-Voting Preferred Dividend Shareholders of Corporación Financiera Colombiana S.A. took place with previous notice of the meeting, as provided on article 31 of the by-laws, through an announcement published on La Republica Newspaper, issue No. 18,124 dated August 4th, 2008, and on El Pais Newspaper on the same date.

The text of the notice of the meeting was the following:

**"THE PRESIDENT OF**
**CORPORACION FINANCIERA COLOMBIANA S.A.**
**IS HEREBY NOTICING:**

The General Assembly Meeting of Non-Voting Preferred Dividend Shareholders to be held on September 5th, 2008 at 2:30 p.m., at Carrera 7 No. 26-20, piso 34, Executives Club in the city of Bogotá, to advise on the General Assembly Meeting of Common Shareholders.

It is also noticing Common Shareholders and Non-Voting Preferred Dividend shareholders to the General Assembly Meeting of Common Shareholders to be held on September 5th, 2008 at 3:00 p.m., at Carrera 7 No. 26-20 piso 34, Executives Club, in the city of Bogotá.

Any shareholder who may not personally attend the Assembly Meeting is kindly requested to designate proxies representing them through a written communication sent to CFC's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented. Please make sure such powers are not granted to individuals involved either directly or indirectly with CFC's management or employees.

All the documents required by the law are available to the Shareholders at the Corporation's Secretary's Office within fifteen (15) days previous to the Assembly Meeting date.

**JOSÉ ELÍAS MELO ACOSTA**
**President**
Bogotá, August 4th, 2008"

Mr. JOSE ELIAS MELO ACOSTA, acted as President of the meeting and Mrs. MARCELA ACUÑA RAMIREZ, as Ad-Hoc Secretary, pursuant to article 29 of the by-laws.

The Secretary reported the following:

(i). All the documents required by the law were available to the shareholders at CFC´s headquarters, within the legal term.

(iii) Pursuant to the management´s exact directions, Resolution 116 of February 2002 by the Financial Superintendency has been met, related to the transparency, independence and equity to be observed by CFC´S legal representatives and officials, upon the notice and development of the Shareholders´ General Assembly Meeting.

## 1. QUORUM VERIFICATION

The Secretary reported that 119,741,223 common shares were present out of the 157,656,790 subscribed and paid in shares of the Corporation in this type of shares, and 5,693,006 Non-Voting Preferred Dividend shares were present out of the 10,680,570 subscribed and paid in shares held by the Corporation in this kind of shares, accounting for 75.9506% and 53.3025%, respectively, making a total of 125.434.229 of all the subscribed and paid in shares, accounting for 74.5134% as follows:

**Common Shares**:

| ACCIONISTAS | # ACCIONES | REPRESENTADA |
|---|---|---|
| BANCO DE BOGOTA | 62.723.071 | Mario Alberto González C –Apoderado |
| BANCO DE OCCIDENTE | 22.392.293 | Wilson Abril Niño - Apoderado |
| FONDO DE CESANTIAS PROTECCION | 142.655 | Orlando Zarate Rueda-Apoderado |
| FONDO DE PENSIONES PROTECCION | 329.636 | Orlando Zarate Rueda -Apoderado |
| FONDO DE PENSIONES OBLIGATORIAS PROTECCIÓN | 12.094.097 | Orlando Zarate Rueda -Apoderado |
| FONDO DE CESANTIAS SANTANDER | 413.732 | Andrés Mauricio Gonzalez -Apoderado |
| FONDO DE PENSIONES SANTANDER | 3.288.571 | Andrés Mauricio Gonzalez -Apoderado |
| FONDO VOLUNTARIO DE PENSIONES SANTANDER | 10.922 | Andrés Mauricio Gonzalez -Apoderado |
| FONDO DE PENSIONES OBLIGATORIAS PORVENIR | 3.150.635 | Ana Marcela Florez Segura-Apoderado |
| FONDO DE CESANTIAS PORVENIR | 1.676.419 | Ana Marcela Florez Segura -Apoderado |
| KNEPPER AFANADOR ROBERTO | 92.459 | Personal |
| COMPAÑÍA DE SEGUROS BOLIVAR | 248.026 | Carlos Llano Perdomo – Apoderado |
| CAPITALIZADORA BOLIVAR | 40.977 | Ana María Roa Sarmiento - Apoderado |
| SEGUROS COMERCIALES BOLIVAR | 36.385 | Ana maría Roa Sarmiento -Apoderado |
| CORP. BANCO BTA PARA EL FTO DE LA EDUCACIÓN | 137.390 | Mario Alberto González C –Apoderado |
| FONDO DE CESANTIAS COLFONDOS | 347.751 | Rafael España Amador-Apoderado |
| FONDO DE PENSIONES OBLIGATORIAS COLFONDOS | 2.891.527 | Rafael España Amador-Apoderado |
| FONDO DE PENSIONES VOLUNTARIAS CLASS INV. DE COLFONDOS | 39.390 | Rafael España Amador-Apoderado |
| JOSE RICARDO RODRIGUEZ MESSIER | 218.978 | Personalmente |
| MARTINEZ OCAÑA LUIS HERNANDO | 5.147 | Personalmente |
| JARA ALBARRACIN MANUEL | 3.189.351 | Personalmente |
| ESCOBAR RODAS JOSE ALEJANDRO | 55.422 | Personalmente |
| MONTOYA MESTIZO JOHN ALEXANDER | 2 | Personalmente |
| FONDO DE PENSIONES Y CESANTIAS SKANDIA | 52.703 | Oscar Pardo Roa – Apoderado |
| FONDO DE PENSIONES OBLIGATORIAS SKANDIA | 1.262.555 | Oscar Pardo Roa – Apoderado |
| FONDO ALTERNATIVO SKANDIA | 13.286 | Oscar Pardo Roa – Apoderado |

| | | |
|---|---|---|
| FONDO DE CESANTIAS HORIZONTE | 211.488 | Camilo Martinez Guzman- Apoderado |
| FONDO DE PENSIONES HORIZONTE | 4.092.813 | Camilo Martinez Guzman - Apoderado |
| FONDO DE PENSIONES VOLUNTARIAS HORIZONTE | 15.543 | Camilo Martinez Guzman - Apoderado |
| CONSULTORIAS DE INVERSIONES | 562.996 | Harold Martinez Sandoval- Apoderado |
| | | |
| **Total Acciones** | **119.741.223** | |

**Non-Voting Preferred Dividend Shares**

| ACCIONISTAS | # ACCIONES | REPRESENTADA |
|---|---|---|
| FONDO DE CESANTIAS PROTECCION | 145.247 | Orlando Zarate Rueda-Apoderado |
| FONDO DE PENSIONES OBLIGATORIAS PROTECCIÓN | 138.856 | Orlando Zarate Rueda-Apoderado |
| FONDO DE CESANTIAS SANTANDER | 94.372 | Andrés Mauricio Gonzalez -Apoderado |
| FONDO DE PENSIONES SANTANDER | 351.716 | Andrés Mauricio Gonzalez -Apoderado |
| FONDO VOLUNTARIO DE PENSIONES SANTANDER | 486 | Andrés Mauricio Gonzalez -Apoderado |
| FONDO DE PENSIONES OBLIGATORIAS SKANDIA | 25.613 | Oscar Pardo Roa – Apoderado |
| FONDO DE PENSIONES OBLIGATORIAS PORVENIR | 1.787.930 | Ana Marcela Florez Segura-Apoderado |
| FONDO DE PENSIONES VOLUNTARIAS PORVENIR | 752.276 | Ana Marcela Florez Segura-Apoderado |
| FONDO DE CESANTIAS PORVENIR | 246.375 | Ana Marcela Florez Segura -Apoderado |
| KNEPPER AFANADOR ROBERTO | 23.635 | Personalmente |
| COMPAÑÍA DE SEGUROS BOLIVAR | 44.917 | Carlos Llano Perdomo – Apoderado |
| CAPITALIZADORA BOLIVAR | 49.978 | Ana María Roa Sarmiento - Apoderado |
| FONDO DE PENSIONES OBLIGATORIAS COLFONDOS | 1.126.922 | Rafael España Amador-Apoderado |
| FONDO DE PENSIONES VOLUNTARIAS CLASS INV. DE COLFONDOS | 2.034 | Rafael España Amador-Apoderado |
| JOSE RICARDO RODRIGUEZ MESSIER | 327.531 | Personalmente |
| JARA ALBARRACIN MANUEL | 29.093 | Personalmente |
| FONDO DE CESANTIAS HORIZONTE | 15.858 | Camilo Martinez Guzman – Apoderado |
| FONDO DE PENSIONES HORIZONTE | 512.167 | Camilo Martinez Guzman - Apoderado |
| | | |
| **Total Acciones** | **5.693.006** | |

From the above status, there was sufficient quorum to deliberate and make decisions. The following individuals were also present: Mr. Francisco Suarez, Manager of the Auditors firm Deloitte & Touche and Mr. Alfonso Rodriguez Azuero, Executive Vicepresident.

## 2. READIND AND APPROVAL OF THE ORDER OF THE DAY

The President submitted to the consideration of the Assembly Meeting the following order of the day, that was unanimously approved by all the attending members:

1. Quorum Verification
2. Reading and approval of the order of the day.

3. Appointment of a commission to approve the minute.
4. Manager`s report, financial statements as of June 30, 2008, statutory auditor`s report and approval.

4.1 Management report`s by the board of directors and the president to the General Assembly Meeting of Common Shareholders on the January-June 2008 period.

4.2 Reading of the individual and consolidated general purpose balances as of June 30th, 2008 and the related financial statements.

4.3 Reading of the reports submitted by the statutory auditor on the June 30, 2008 balances and statements of results.

4.4 Reading of the annex containing the information required on article 446 of the Commerce Code, paragraph 3.

4.5 Reading of the information required by Circular Letter 007 of 1996 from the Financial Superintendency (Audit Committee).

4.6 Consideration by the assembly of the individual and consolidated general balances as of June 30th, 2008 and statements of results.

5. Profit distribution project.

6. Proposals and miscellaneous.

**3. APPOINTMENT OF A COMMISION TO APPROVE THE MINUTE.**

**PROPOSITION No. 1**

CFC´s General Assembly Meeting of Common Shareholders with the powers conferred by Article 36 of the By-laws,

**RESOLVES:**

To appoint a commission made up by Mr. MARIO ALBERTO GONZALEZ CASTRO and WILSON HENRY ABRIL NIÑO to approve this minute on the September 5, 2008 meeting on behalf of CFC´s Shareholders General Assembly Meeting.

This proposal was unanimously approved by the attending shareholders.

**4. MANAGEMENT`s REPORT, FINANCIAL STATEMENTS AS OF JUNE 30, 2008, STATUTORY AUDITOR´S REPORT AND APPROVAL.**

**4.1 SUBMISSION OF THE MANAGEMENT`s REPORT BY THE BOARD OF DIRECTORS AND THE PRESIDENT OF THE ASSEMBLY MEETING ON THE JANUARY - JUNE 2008 PERIOD.**

The president of the meeting asked the Secretary to proceed with the reading of the Management report by the Board of Directors and the President. The Secretary said that Banco de Occidente´s proxy proposed the assembly meeting not to read the management report, considering that it had been available to the shareholders for 15 working days previous to the meeting, that each one of the shareholders was given a package containing the report, and in addition, Mr. Melo, the president, was going to briefly expose such report.

The attending shareholders unanimously approved to obviate the reading of the Management`s Report by the Board of Directors and the President.

Following is a transcription of the Management`s Report text:

## MANAGEMENT REPORT

We present the shareholders for their consideration the management report of Corporación Financiera Colombiana S.A corresponding to the first semester of 2008. This report contains a brief description of the main economic events occurred during the activities of the Corporation, and also an analysis of results obtained.

### ECONOMIC PANORAMA FIRST SEMESTER OF 2008

According with figures of DANE Colombian economy presented a growth rate of 8.19% during 2007, one of the highest of the last years. In 2007 the industry, financial institutions and commerce were the branches with greater contribution to the Gross Internal product GIP.

**GIP by activity branches (annual variation, %)**

| Branch | 2006 | 2007 |
|---|---|---|
| Agriculture and Cattle | 3.6% | 4.5% |
| Mines and quarries | 2.2% | 2.3% |
| Industry | 8.5% | 10.2% |
| Electricity | 2.6% | 3.1% |
| Construction | 9.9% | 20.0% |
| Trade/Commerce | 9.1% | 10.3% |
| Transportation | 9.8% | 9.0% |
| Financial Institutions | 5.9% | 6.6% |
| Social services | 7.0% | 8.2% |
| GIP | 7.0% | 8.2% |

Source: Latin American Consensus Forecast (Dec, 2007).

Notwithstanding dynamism as of the closing of 2007 a slow down in the GIP growth was present in the first quarter of 2008 and the annual GIP was 4.1%. This lower growth derived from the negative impact of greater economy interest rates and a lower demand by the main commercial partners of Colombia: the United States and Venezuela.

During the first quarter of the year a clear slowdown in the construction sector was present, that after a 20.04% growth in 2007, presented a negative growth of 5.75% during the first three months of 2008. In general terms, all activity branches suffered an evident slowdown except for mine and quarry exploitation sectors and the financial sector that during the first quarter continued to grow at rates higher than those observed as of the closing of 2007 (5.25% y 7.46% annual, respectively). Thus, no sector grew at rates higher than 10%, differently from the former quarters.

Additionally, figures of "Encuesta de Opinión Industrial Conjunta (ANDI)" (Industrial Opinion Joint Survey) corresponding to May, indicate that industrial production only grew 1.9% during the first 5 months of the present year compared to 7.5% obtained during the same period of 2007. Results of the survey evidence that economy is slowing down and the most affected sectors are those greatly depending on income for exportations, among which vehicles and textiles.

Muestra Mensual Manufacturera (Manufacture Monthly Sample) published by DANE, also indicates that for May 2008, actual production fell 4.29%annually. Only 18 of the 48 industrial classes showed positive variations. It is important to say that special use machinery (0.48 points), other food products (0.31 points) and paper, cardboard and their products (0.25 points) were the classes that contributed mostly the annual growth rate registered in May. From the remaining 30 classes, those that deducted the greater number of



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percentage points to growth were self-propelled vehicles and their engines (-1.98 points), mineral non metallic products (-0.94) and mill products and starches with -0.51 percentage points.

**Monthly Manufacture Sample May 2008**

| | Industrial Classes | Contribution to annual variation actual production |
|---|---|---|
| ▲ | Special use machinery | 0.481 |
| | Other food products | 0.309 |
| | Paper, cardboard and their products | 0.245 |
| | Meat and fish production | 0.216 |
| | Plastic products | 0.182 |
| ▼ | Self-propelled vehicles and their engines | -1.984 |
| | Mineral non metallic products | -0.940 |
| | Mill products and starches | -0.511 |
| | Spinning, weaving and finishing of textile products | -0.350 |
| | Manufacture of other type of transportation equipment | -0.307 |

Source: DANE

With respect to demand, gross capital formation continues with the highest growth rhythm with 10.3% for the first quarter of 2008, notwithstanding a lower rhythm growth with respect to the figure registered during 2006 (17.7%) and 2007 (23.0%).

In terms of contribution to the GIP growth, in 2007 investment contributed with 5.6 percentage points to the total GIP growth. With respect to consumption, its contribution to growth decreased slightly during 2007 from 5.8 points in 2006 to 5.4 points in said period. On the other hand, the contribution of net exportations (exportations minus importations) continued reflecting during 2007 an important demand filtration, deducting 2.7 points to the GIP growth.



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**Contribution to the GIP growth**


12%
10%
8%
6%
4%
2%
0%
-2%
-4%
Percentage points
Net Exportations
Capital Gross formation
Final Internal Consumption
GIP
2.6%
2.7%
2.9%
3.5%
4.4%
5.8%
5.4%
3.2%
2001
2002
2003
2004
2005
2006
2007
2008Q1

Source: DANE

Although an important reduction in the contribution of investment and final consumption to the GIP growth is observed, for the first quarter of 2008 an important reduction in the negative contribution of net exportations is observed. They reduced from an average of nearly 2.5 percentage points during the strong economic expansion period (2005-2007), to 1.8 percentage points in the first quarter of 2008.

Here, according with figures available for the first quarter of 2008, exportations grew 15.0% in annual terms whilst total imports grew 15.9%. On the other hand, figures corresponding to the external sector available as of April 2008 show a surplus in the balance of trade of 506 Million Dollars (January-April period), different from the deficit recorded during 2007 (824 Million Dollars). This change in the balance of trade behaviour is consistent with the slowdown process the country undergoes, because as the economy looses dynamism, the external sector deducts/subtracts less points to the total growth of the GIP (due to a drop in the growth rhythm of importations).



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**Balance of Trade**


3000
2000
1000
0
-1000
-2000
-3000
-4000
Million Dollars
1980
1984
1988
1992
1996
2000
2004
2008*

Source: DANE

*Data as of April 2008

With respect to prices, during the months elapsed in 2008, inflationary pressures continue to be out of control (overflow). In June total IPC (Consumer Price Index) increased 0.87% monthly. Thus, accumulated inflation reached a level of 7.18% per annum, higher than the inflation goal established by the Central Bank (Banco de la República (3.5% and 4.5% per annum). Inflation overflow has been influenced highly due to the behaviour of food prices that grew 2.02% monthly in June (an annual 11.98%).

**Total Consumer Price Index and without food**


9%
8%
7%
6%
5%
4%
3%
Annual Variation
Total
7.2%
4.9%
Without Food

Source: Corficolombiana estimates based on DANE data.

Additionally, prices of negotiable goods grew 2.18% per annum in June 2008, higher than inflation of negotiable goods recorded in the same month of the former year (1.76%). On the other hand, inflation of non negotiable goods grew to 5.27% in June 2008, higher to that observed during 2007 (5.12%). To that effect, besides corresponding to food offer factors, recent behaviour of total inflation also obeys to demand factors. Notwithstanding, given the expectation of a lower economic growth during the second half of the



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year, we may expect that inflation of non negotiable returns to levels similar to those recorded on about the middle of 2006 (4.5% - 4.6%).

As a response to inflationary pressures derived from demand and the "overflow" of inflation expectations, the Central Bank has maintained its contraction monetary policy position initiated in April 2006 and that already accumulates increases in the intervention rate of 375 basic points. At present, the interest rate is of 9.75% and it is expected that it is maintained in levels between 9.75% and 10.00% for the rest of the year.

Between April 2006 and June 2008, as a consequence of this increase, the DTF (rate for fixed term deposit certificates) has showed an increase of more than 320 basic points, mainly concentrated in the second half of the last year (supported by the imposition of the marginal cash reserve on the different types of deposits of the financial system, made on May, 2007).

In response to the continuing adjustments in interest rates, the portfolio of credit institutions has moderated its growth rhythm during 2008. According with Banco de la República figures as of June 27, total portfolio presented an 18.1% growth in the last 12 months, compared to a 30.6% growth for the same period in 2007. Thus, consumption, commercial, mortgage and micro-credit portfolios reflect important reductions in their growth rhythm during the last 12 months, and at present each one of them is growing at rates of 17.7%, 19.3%, 11.1% and 18.6%, respectively. Observing the portfolios behaviour in the months elapsed in this year, we may conclude that contrary to the behaviour of the other modalities, micro-credit portfolio presents an increase in its growth rhythm (of 8.1% in 2007 to 10.8% as of June 27, 2008).

**Disbursements and consumption credit interest rate**


2500000
2000000
1500000
1000000
500000
0
Million Pesos
Rate
Disbursement
27
25
23
21
%
19
17
15

Source: Corficolombiana estimates based on Banco de la República data.

With respect to the labour market, after reaching a level near 10% at the end of 2005, unemployment rate increased to levels of around 12% during 2006. At that time, this behaviour had been abnormal because it did not coincide with the economic growth process of the country. Notwithstanding, from the middle of year 2007 unemployment rate has presented a downward trend, reaching levels of less than 10%. According with figures recently published by DANE, in May of this year, unemployment rate reached 10.9%.



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**Total national unemployment rate – 3 months mobile average**


17
16
15
14
%
13
12
11
10
9

Source: DANE – ECH

## Local markets

In the second half of 2007 behaviour of local markets was intimately related to the international context. A greater deterioration of the construction sector in the United States and the trigger off (set-off) of the effects of the high risk credit markets effects on the main international financial markets generated high volatility in the assets of emerging economies. As a consequence of recession perspectives in the United States in the first half of 2008 and of higher reductions in the federal funds aim rate, local markets closed 2007 with a mixed behaviour. Whilst corporate debt valorised 7% during the year, (IDC Corficolombiana), public debt presented a valorisation of only 0.9% (IDP de Corficolombiana). The variable income market was the most affected by international financial turbulence of the end of the year: the IGBC (Colombian Stock Market General Index) closed the year with a de-valorisation of 2.6%.

In the time elapsed of this year, the situation has not changed significantly. Fear for greater inflationary pressures and deepening of the mortgage crisis, again determined market behaviour. Thus, as of July 16, 2008, the IGBC (Colombian Stock Market General Index) has de-valorised 18.47% during the year elapsed, whilst the IDC (Corporate Debt Index) and the IDP (Public Debt Index) have valorised 4.3% and 2.66%, respectively.

On the other hand, the Peso continues with an appreciation trend. Whilst the former year appreciation was 10.59%, during the months elapsed of 2008 as of July 16, the Peso has appreciated 11.21%. Notwithstanding, the Colombian Peso appreciation process has been limited by turbulence of external markets and measures taken by Banco de la República and the National Government to detain this process. Consequently, as of the middle of the year, the Dollar has presented a volatility increase. Whilst during the months elapsed the average daily volatility has been of 22 Pesos, in June it doubled reaching levels of 44 Pesos.



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**Daily volatility in Dollar quotation**


120
100
80
60
40
20
0
Max - Min (COP)

Source: Corficolombiana estimates based on Reuters data

In general terms, the first semester of 2008 was not positive for local markets. Besides an adverse external context, the domestic inflation panorama and the different adjustments made by the Central Bank limited valorisation of local assets.

**Behaviour of local markets - 2008**


110
105
100
95
90
85
80
75
02-Jan-08 = 100
Corporate Debt Index
Public Debt Index
IGBC
COP/USD

Source: BVC (Colombian Stock Exchange), Superintendence of Finance and Corficolombiana.

## Financial sector

Notwithstanding increases in economy interest rates and turbulence in international financial markets, the Colombian financial system presented a positive behaviour during the first quarter of 2008. According with preliminary DANE figures, in said period the sector grew 7.46% per annum, a higher rate than the growth registered during 2006 (5.89%) and 2007 (6.61%).



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Results reported by Superintendencia Financiera as of the closing of May 2008 confirm the sustainability of the recovery observed from the second quarter of the previous year. According with the communication issued by the entity, profits of all the system reached 4.6 billion Pesos, 2.78 billion more than those obtained during the same period of the former year and higher than the 3.4 billion recorded in April. Finally, thanks to the solid fundamentals of the Colombian economy, profitability indicators of the system have not presented abrupt drops in the presence of market crisis, and contrary to what was expected, profitability indicators as of May 2008 are higher than those recorded in May 2007. Whilst in May 2008 the ROA (Return on Equity) and the ROE (Return on Assets) for the whole system were in 2.7% and 23.9%, respectively, in May 2007 they were in 2.3% and 20.2%, respectively.

Finally, re-composition of the financial system assets observed since the middle of 2006, has slowed down in the first months of 2008. As a consequence of an increase in interest rates since 2006 and a strong demand for credit, financial institutions had reduced participation of investments in the total assets and increased participation of the portfolio. Whilst in January 2006 investments represented 33.2% of the total assets and portfolio 48.78%, in December 2007 investments participation had decreased to 19.01% and that of portfolio had increased to 58.51%. For May 2008 re-composition seems to arrive to its limit. Thus, investments participation only decreased to 18.68% and that of portfolio increased to 59.25%. Taking into account the present TES rates and short term economic perspectives (consumption and demand for credit), we may expect that the re-composition trend reverses in the following months, as financial entities increase their possession in public debt securities and reduce portfolio participation in the assets.

**Assets Composition of financial institutions**


100%
80%
60%
40%
20%
0%
Total Asset Participation
Loan Portfolio
Investments
May-00
May-01
May-02
May-03
May-04
May-05
May-06
May-07
May-08

Source: Superintendence of Finance.

## Perspectives 2008

Economic perspectives for 2008 are based on a global economic de-acceleration panorama. The International Monetary Fund IMF estimates a generalised de-acceleration of the global growth rhythm guided greatly by the effects of the mortgage market crisis in the United States. According with World Economic Outlook (April 2008), global production shall pass from a 4.2% growth in 2007 to 3.7% in 2008. This growth prediction for 2008 implies a downward review of 0.5 percentage points with respect to the prediction published in the January 2008 edition. Nevertheless, the strongest review downwards is present in the growth prediction for the United States GIP, from 1.5% (January edition) to 0.5% (expected for 2008).



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Economic activity figures available as of this date show that economic de-acceleration is a fact. For the rest of the year, the Area of Economic Research of Corficolombiana estimates that de-acceleration shall continue. Nevertheless, the estimated growth rate for 2008 (5.2%) continues to be higher than the GIP average growth rate during the years of the decade elapsed (5.0%).

Estimated de-acceleration obeys mainly to two factors: first, a higher real interest rate during the second semester of the year (the DTF – Fix Term Deposits Certificates Rate) remains stable but the real interest rate increases as a consequence of price adjustment). Thus, internal demand shall have to reduce its growth rhythm even more, as a consequence of this higher level in interest rates. On the other hand, it is expected that prices of raw materials, that have impelled a good part of Colombian economy during the last months, present a lower growth rhythm during the second half of the year. In effect, taking as a base the main external analysts' estimates, oil price shall pass from growing at rates higher than 40% at present, to a rate lower than 25% as of the closing of the year. This lower dynamism in the growth of international prices shall also be reflected in a lower exportation dynamics of the country.

Finally, we estimate that total investment, that together with house demand had been the main growth engine during the last two years, shall present a 3.4% growth during 2008. This is a rate well below that rate recorded the former year (23.0%), but the relation investment over GIP shall be maintained in levels near to 27%.

**GIP as per demand (2007-2008)**


GIP
5.2%
Total Exportations
7.9%
Total Importations
3.6%
Gross Capital Formation
3.4%
Government Consumption
4.5%
House Consumption
4.6%
2008py
2007
-1%
4%
9%
14%
19%
24%
Annual Variation

Source: Corficolombiana estimates.

With respect to offer, the sectors that shall show the greatest de-acceleration during 2008 are: industry, commerce and construction, with growth rates of 4.0%, 3.4% and 5.5%, respectively. Interest rates, appreciation of the Peso, smaller internal demand and of the main commercial partners of the country (United States and Venezuela), are the main factors for this behaviour. Notwithstanding, the agriculture and cattle, mining and financial sectors shall present growth rates higher than those recorded during 2007 (5.4%, 6.1% and 7.3%, respectively).



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## MAIN FIGURES OF THE CORPORATION

### General Balance

As of the closing of the first semester of 2008 the Corporation recorded total assets for $3.469.099 million, 11% higher than in the same period in the former year, and in 2% as of the closing of 2007. The most important item in the assets are total investments that recorded a balance of $2.678.410 million and represent 77.21% of total assets.

Total liabilities as of June 2008 were of $1.574.459 million, the most important items being cdt deposits (term deposit certificates) and savings accounts that recorded a value of $1.040.724 million, and inter-banking operations and repos with a balance of $435.424 million.

The Corporation's equity as of June 2008 was of $1.894.640 million, 25% higher than that recorded as of June 2007, and 5% than the value recorded as of the closing of 2007. With this equity level, Corficolombiana is in the fourth place within the total financial system, after the equity of Bancolombia, Banco de Bogotá and Davivienda banks.

Solvency report at the closing of the first semester of 2008 was 48.77%.

### Losses and Profits

The Corporation recorded a net profit of $97.312 million as of the closing of the first semester of 2008, with no extraordinary income as in former years, income that resulted from the sale of real estate and fixed assets, asset normalisation and special operations as portfolio assignment, merger with some investments, among others, that had a significant impact within the state of results of the Entity. This means that profits for the first semester of 2008 is mainly composed of recurrent and stable income, resulting mainly from the good performance of the companies in which the Corporation has invested.

| YEAR | NET PROFIT |
|---|---|
| Jun-06 | 114,547 |
| Dec-06 | 558,278 |
| Jun-07 | 105,263 |
| Dec-07 | 100,399 |
| Jun-08 | 97,312 |

Millions colombian pesos

In the January-June 2008 period the net operating result recorded a value of $61.826 million.

| YEAR | NET OPERATING RESULT |
|---|---|
| Jun-06 | 107,382 |
| Dec-06 | 548,275 |
| Jun-07 | 76,397 |
| Dec-07 | 54,429 |
| Jun-08 | 61,826 |

Millions colombian pesos

In the capital investments business during the first semester dividends for $93.593 million were received, 30.21% higher than the dividends generated during the first semester of 2007. The valuation of



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negotiable investments generated income for $5.089 million and revenue for fees for an amount of $1.662 million were recorded.

With respect to treasury business, including portfolio valuation, trading and foreign currency market, it generated $62.493 million in net revenues before funds cost during the first semester of 2008, a higher value in 56.17% to that value recorded in the first semester of 2007 and 20.5% to that recorded in the second semester.

The investment bank business participated in the net operating result of the first semester of 2008 with commissions for $2.292 million

The private bank business generated commissions for $2.734 million in the January-June 2008 period.

In the assets and liabilities transfer operation to Banco de Bogotá in 2006, the Corporation acquired the rights over an autonomous equity with an asset composed of portfolio promissory notes with an E rating and a special client with D rating. In the operation agreement it was provided that benefits or recoveries received in excess of the equity nominal value, discounted from the funding cost and the administration would be for Corficolombiana; thus, according with payments received by the trust, the Corporation has caused the corresponding revenue. These recoveries generated the Corporation revenues for $23.410 million during the first semester of 2008, $15.700 million corresponding to the sale of some promissory notes and the remaining $7.710 million come from normal payments under the agreements.

Another item of the Corporation revenues was the sale of goods received in payment and of fixed assets that in the first semester generated net revenues for $4.132 million for the Corporation.

## COMMERCIAL ACTIVITY

### Marketing

**Electronic Channels**

The mobile channel "mobile monitor" was developed and launched. This places Corficolombiana as the first entity offering to its clients and users actual time financial information on the financial, exchange and stock markets to be accessed through cell phones. Also during the first semester we continued developing the Internet 2.0 project for the web sites of the Corporation and its subsidiaries; this project shall allow the Corporation to offer its clients an interactive system from September.

Enhancement to transactional channels are in their final preparation stage and shall begin operating for the subsidiaries Leasing and Trust in August this year. This will enable customers to securely and efficiently make their payments through the electronic channel.

**Strategy**

A value offer defining and identifying objective markets, new niches/positions, products and services was developed for Leasing Corficolombiana, with the purpose of extending its market segments.

A new strategy was designed for the private bank to be developed from July, focused on finding new capture segments for Cdt's (Term Deposit Certificates) that allow an accelerated growth and the replacement of moneys that came from public entities, which access was limited to bank institutions under decree 1525 of last May.



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**Products**

A new product for Leasing Corficolombiana was structured and launched to the market: the real estate leasing. For the Fiduciary the autonomous equity for investments in the hydrocarbon fund was prepared; the implementation of the product for the administration of third party portfolios for Casa de Bolsa was supported, that shall be distributed by the commercial force of Casa de Bolsa, the Fiduciary, and the Corporation starting from July.

**Publicity and Communications**

25 events, own and of third parties, took place according with the plan defined for the positioning of the Corporation and its financial subsidiaries; the promotional materials were also designed, prepared and distributed according with the strategies for searching for and maintaining clients for the Corporation and the subsidiaries.

**Private Bank**

During the first semester the private bank unit administered resources for the Corporation and the subsidiaries for an average amount of $620.000 million lower in 3% to the volume managed during the second semester of 2007. The effect of decree 1525 contributed to this result on deposits of official entities where both the Corporation and the leasing company were affected, because it restricted placement of resources only to bank entities. The effect of these withdrawals in May and June reached $28.700 million for the Corporation (9.6% of the deposits obtained through the private bank) and $5.600 million for the leasing company (2.5% of the deposits obtained through the private bank). This situation has led to the search of new resource sources in market niches/positions that allow the generation of a quick growth and less costs to attain recovery and growth of deposits according with the budgets before the end of the year.

For Casa de Bolsa, the private bank generated revenues for fees for $457 million, a similar amount to that of the first semester of 2007. For the Fiduciary average deposits reached $77.000 million, 20% higher than the average recorded in the first semester of 2007 and 11% more than the average generated in the second semester of 2007. This increased happened greatly due to the attractive conditions offered for private bank customers through the "Multiplicar" fund.

For the second semester private bank efforts are oriented towards obtaining a significant growth in Cdt´s (Deposit Term Certificates) of the Corporation, contributing to the reduction of the mean cost of the funds and facilitating a decrease in depending from institutional investors and of public sector companies and generating a higher profit margin for the treasury investment portfolios.

In Casa de Bolsa and in the Fiduciary efforts shall be oriented to attain businesses for the administration of third parties portfolios; conception of this product shall allow the generation of important resources for the Fiduciary and attractive commissions for the administration work to Casa de Bolsa.

For the leasing company the good growth dynamics of deposits at lower costs shall continue in approximately 80 basic points to those obtained from alternate sources.

**TREASURY**

The economic behaviour of the year generated a low profitability environment in treasury. Notwithstanding, in this period the Currency Desk of the Corporation continued to be one of the leader participants in the markets. Its important presence continues within the scheme of Creadores de Mercado del Ministerio de Hacienda y Crédito Público (Market Creators of the Ministry of Finance and Public Credit), occupying the 7$^{th}$ place within the general ranking as of June 2008, with a 5.23% participation of the primary market and 10.58% of the secondary market (SEN).



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We continue to have an important presence in the foreign currency and derivatives market, both with local customers and with international customers that operate in the Colombian market. As of the closing of 2007, our Peso / Dollar derivatives portfolio had a value of USD $ 1.686 million, what means an increase of 38.2%, compared to December 2006. In the same way, the Peso / Dollar derivatives portfolio value reached a value of USD 2,705 million, with a 60.4% variation during this first semester of 2008. The Corporation's participation until May 2008 was 8.44% higher in 1.82% vs. the participation of the institution as of December 2007.

In the Peso/ Dollar Spot Market, participation during the first semester of 2008 was 19.07%, a 3.26 percentage points growth vs. the results as of December 2007. It is important to note that regulatory restrictions imposed by the Central Bank continue with respect to the Gross gearing position that considerably postpones/delays the incursion of the Corporation and in general of Colombian financial institutions, in structured derivatives and they continue to happen mainly abroad.

Taking advantage of high coverage rates on portfolio opportunities abroad, the Corporation has incorporated to its structural fixed revenue portfolio assets or bonds denominated in foreign currency of the Colombian and Brazilian corporate sector with attractive return rates, making a contribution to the general profitability of the treasury investments portfolio.

With respect to operations in other international markets, trading operations in G10 currencies and Latin American currencies have also contributed to the generation of additional revenues, as trading in international sovereign bonds.

As of June 30, 2008, fixed rate investments portfolio of the Corporation amounted $1.021.215 million; during the first semester positions were taken, mainly indexed at the UVR.

For the second semester of 2008, the Corporation shall continue strengthening opportunities in fixed rate markets mainly indexed to inflation and also of opportunities in fixed rate because local assets seem to be reaching attractive return rates.

## CAPITAL INVESTMENTS

Variable income portfolio of the Corporation is focused in long term sustained growth sectors that present an equilibrated/balanced exposition to economic cycles of the country. It is important to note that our exposition to the strategic infrastructure sector (represented by our investments in Gas, Fuel, Energy, Road, Airport and Water Treatment Concessions), represents 60% of the portfolio. It is our objective/goal to continue investing in these sectors due to the stable dividends flow they generate and their short return periods.

The first semester of 2008 continued to be favourable in terms of growth of the sectors on which the Corporation has its main investments. With figures up to the first quarter a total GIP accumulated growth of 3.7% is observed, and it is important to emphasize that the "Financial Institutions" sector (that represents 14% of the portfolio) leads growth rates with a 7.5%. The average increase of the sub-sectors that form the infrastructure sector was1.5%. Although de-acceleration signals may be observed in important economy items as "Construction", the diversified portfolio of Corficolombiana still generates a balanced growth and a stable flow of dividends.



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**Composition of the variable income portfolio by sectors**
**At value in books June 2008**
**100% = $2.0 billion**


ENERGY
12%
CONCESSIONS
10%
HOTELS
7%
AGRICULTURE
6%
HYDROCARBONS
4%
MINERIA
2%
TIMBER
2%
REAL ESTATE
2%
INDUSTRIAL
2%
CONSUMPTION
1%
TECHNOLOGY
0%
GAS
38%
FINANCIAL
14%

The accounting valuation of the consolidated portfolio of the Corporation as of June 30, 2008 (including provisions and appreciations/devaluations) reached the amount of $2.023 billion Pesos, compared to the aggregate of $1.897 billion as of December 31, 2007. This represents a 6.2% growth.

The increase in the portfolio value during the first semester of 2008 obeys to the valuation recorded as a consequence of good results presented in the following investments: Sociedad de Inversiones en Energía (67.7%), Plantaciones Unipalma (20.8%), Organización Pajonales (17.6%), Empresa de Energía de Bogotá (14.0%), Hoteles Estelar (13.1%), Proyectos de Infraestructura (12.3%), Colombina (12.3%), Tejidos Sintéticos de Colombia (11.6%) Leasing de Occidente (8.6%), and Leasing Corficolombiana (6.8%).

Of the investments quoting in the Stock Exchange, those with an appreciation in the first semester are: Gas Natural (8.9%), Mineros (2.2%) and AV Villas (2.0%).

In the same period the following shares depreciated: Promigas (-4.3%), Banco de Occidente (-17.1%), Tablemac (-35.9%) and Enka (-37.5%). We may conclude that during this period the portion of Corficolombiana´s portfolio quoting in the Stock Exchange behaved favourably with a decrease of (-1.4%) compared to (-16.1%) showed by the IGBC (General Index of the Colombian Stock Exchange).

Income for dividends of the portfolio companies amounted $93,593 million in the first semester of 2008. This represented an increase of 30,26% with respect to the first semester of the former year.

During the first semester of 2008 dividends distributed by Empresa de Energía de Bogotá were received directly. It is important to emphasise that a portion of the dividends distributed by EEB were recorded indirectly until 2007 as **other revenues** generated by Proyectos de Energía S.A.

On the other hand, our road concession PISA (Proyectos de Infraestructura S.A.) presented excellent operative results during the fiscal period July-December 2007, triggered by the high growth of vehicle traffic that resulted in higher dividends to those predicted for the first semester of 2008. Specialised financial



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services companies, both of leasing and trust services, have also been favoured by the market dynamism during the first semester of 2008.

In March 2008 the Corporation decided to re-classify Mineros S.A. from negotiable investments to investments available for sale. The Corporation did not consider convenient to generate fluctuations in the loss and profit statement due to the variation in price of this share that during the last year presented very high volatility levels. This re-classification allowed the recording of all the dividends promulgated by the company in that same month.

Leader companies in income generation during the first semester of 2008 are as follows, in their order: PISA, Promigás, Empresa Energía de Bogotá, Coviandes/Epiandes, Leasing de Occidente, Leasing Corficolombiana, Gas Natural, Casa de Bolsa and Sociedad de Inversiones en Energía.

**Table 1. Operational income variable income investmments**

| Income Vice Presidency of Investments | 2006 | 2007 | I semester 2008 |
|---|---|---|---|
| Dividends (1) | 143.172 | 136.786 | 93.593 |
| Valuation (2) (3) | 535.224 | 3.824 | 5.089 |
| Profit in Stock Sale | 25.128 | 10.458 | 707 |
| Commissions | 14.358 | 4.392 | 1.662 |
| Difference in exchange (4) | (54) | 10.591 | - |
| **Total investments** | **717.828** | **166.051** | **101.051** |

(1) For 2006 it inlcudes extraordinary dividends of Concecol for $28,000 million for sale of Corfivalle stock in 2005.
(2) For 2006 it includes $504,491 million of valuation due to stock exchange changes in the Promigas share, in October.
(3) Valuation of investments in negotiable stock with high and medium marketability increases in the I semester 2008 due to increases in market prices of some stock participations of the Corporation.
(4) Income generation due to Difference in Exchange and Others (Income for Interest), in 2007, are related to the cancellation of liabilities of Proyectos de Energía S.A.

In the first semester of 2008 Corficolombiana participated as investor in Phase II of the Hidrocarburos de Colombia fund, binding resources for USD4.1 million as Type A and Type B investor. Additionally, it received 0.45% of Cine Colombia as a consequence of the liquidation of Sidelpa S.A. On the other hand, in February 2008 the Huevos Oro Ltda. sale process was closed.

It stands out that in the first semester of 2008 support work has been done in some investments that have permitted the optimisation of the financial results of them. The most important new businesses have been: the capitalisation of Transoriente S.A., necessary for the construction of the gas pipeline section Gibraltar-Bucaramanga where Corficolombiana shall contribute with USD2.9 million, and the capitalisation of the Pajonales project, oriented to develop the rubber project that establishes a nursery plantation and a cloning garden with a contribution of $9.000 million by Corficolombiana.

## INVESTMENT PORTFOLIOS

During the first semester of 2008, the Corporation through the Vice Presidency of Investment Portfolios continued working for starting the Private Capital Funds (FCP) in infrastructure and hotel-real estate, and also searching for possible investments for such Funds.

Specifically for each of these Funds, the main activities developed during the first semester of this year were as follows:

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## Private Capital Funds in Infrastructure

The last details and additions to the Fund adhesion agreement were concluded, together with the legal area of the Corporation, and also with the lawyers office Holguín Neira & Pombo.

We continued structuring the flow of possible investments for the Fund and with the participation of the Corporation in new investment processes with the purpose of transferring them to the Fund. The planned internationalisation strategy began with the purpose of increasing the volume of projects to be analysed and encourage diversification; thus, we participated or began to participate in the following projects:

**Bid for West Airports**: Corficolombiana and some subsidiaries, associated with AENA Internacional, submitted an offer last January 17, 2008 for Bid No. 7000132 - OL of 2007 of Aeronáutica Civil and the Olaya Herrera Airport for the administration, operation, commercial exploitation, adaptation, modernisation and maintenance of the Medellín, Rionegro, Quibdo, Montería, Carepa and Corozal airports. The offer was declared Non Eligible during the award session of March 3, 2008. We are studying the feasibility of legal actions because we consider the decision was contrary to the law.

**Concession Route 5: Vallenar – Caldera (Chile):** Corficolombiana, together with Pisa S.A. and Coviandes S.A., participates in the bid process for a road in Atacama, Chile. The estimated value of the investment by the Ministry of Public Works of Chile is USD 300 MM, for an approximate length of 190 Km. At present, the process is in the due diligence stage and offers shall be submitted on September 16, 2008.

**Concession Route No. 4: Pativilca – Santa – Trujillo (Perú):** Continuing with the strategy of searching for investments together with Pisa S.A. and Coviandes, we began to study the participation in the concession Route 4 bid in Perú, with an estimated budget of USD 150 MM and an approximate length of 362 Km. We are in the participation decision stage because, among other issues, there is short time for submitting the offers. At present the process is in the pre-qualification stage until August 12, 2008.

**Termocandelaria:** during the first semester of 2008, it participated in the Termocandelaria acquisition process, an electric generation company with installed capacity of 314 MW that operates as a back-up plant for the Colombian electric generation system. Taking into account that the sale process of the company was very near to the date of the final energy public auction, Corficolombiana decided not to submit an economic offer for the company. The process was suspended and we expect the company will be in sale in the near future.

## Real estate / Hotel FCP

During the first semester of 2008, the Corporation continued with the structuring of the Private Capital Fund for Investment in Real Estate Assets; with this purpose, possible real estate investments in the health sector were analysed, as an alternative financing source, for new projects by the owner of the properties.

Additionally, conversations began with foreign investors in order to make investments in the Colombian real estate market; the Fondo Inmobiliario (Real Estate Fund) was offered as a tool for the channelling of these resources.

Parallel to the structuring of Fondo Inmobiliario (the Real Estate Fund), an investment analysis for a Hotel Fund was developed, with the support of external consultants with the purpose of having the due legal, technical and financial diligence of pre-selected hotel assets.



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## INVESTMENT BANKING

Activity of the Investment Banking Area of the Corporation has focused on the Capital Market, M&A´s, and transactions for the portfolio of the Corporation.

During the first half of the year the corporate fixed rate market has been restricted and has concentrated on short term bills/papers. Besides structuring bonds and placing commercial papers/bills, the investment banking staff is preparing innovating instruments to be offered when market conditions so allow it.

Also, during the first semester we have advanced in the structuring of various sale processes and search for investors for companies in different sectors including telecommunications, health and manufacture among others.

On the other hand, the investment banking area has supported the investments area of the Corporation in identifying, evaluating and executing different transactions.

Finally, the Economic Research Area has developed new analysis and opinion tools through market research reports and stock analysis.

## REAL ESTATE MANAGEMENT

Real estate sales for an amount of $6.528 million were possible, represented in goods received in payment during the former periods, goods free from encumbrance, fixed assets not used in the operation and real estate in investment trusts.

Sales, mainly represented in lots, warehouses and commercial premises, left a positive impact on the Profit and Loss Statement of $4.132 million and the balance of dation in payment dropped from $45.986 million in December 2007 to $41.165 million in June 30, 2008.

So that these sales are possible, the Corporation continued with the different sale channels among which are Grupo Aval – Viviendas Planificadas S.A., Valora S.A and Gerencia Nacional de Inmuebles that directly and/or through intermediaries attained the highest sales volume.

## FINANCIAL SUBSIDIARIES

### Fiduciaria Corficolombiana

Results obtained by Fiduciaria Corficolombiana in the first semester of 2008 were important and reached an equity return for its shareholders of 25.2%. Net profits for the fiscal period were $3.897 million compared to $3.286 of the second semester of 2007, an important growth of 18.5%. Revenues for commissions and fees in the first semester of 2008 amounted the sum of $10.559 million, with a variation of 11.55% vs. income for the second semester of 2007.

The value of assets managed of $4.5 billion as of the closing of the first semester of 2008 places Fiduciaria Corficolombiana within the first ten trust companies in trusted assets in the country. With respect to the Balance it is important to emphasise that Fiduciaria Corficolombiana's equity as of the closing of the first semester of 2008 was of $30.979 million, showing a 3% growth compared to June, 2007 when the



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equity reached a value of $30.103 million. Total liabilities reached $4.636 million and the asset $35.615 million, figure that includes $28.415 million of the Fiduciaria's own equity.

During 2008, Fiduciaria Corficolombiana shall continue with the strategy of strengthening Investment trust businesses and special common funds in Foreign Currency and Stock. Additionally, the Corporation is focused in being the main Investment Banking player in the country and the fiduciary shall continue being the vehicle for projects requiring trust schemes.

## Leasing Corficolombiana

The company recorded as of June 2008 a 0,4% decrease in the balance of Net Goods given in Leasing, from $518.719 million in June 2007 to $516.641 million as of the closing of the first semester of 2008.

Company profits closed in $6.183 million, with 11.7% decrease vs. the result obtained at the end of the first semester of 2007, of $7.004 million. Results of the semester were affected by an increase in provisions originated in the implementation of the Modelo de Referencia Crediticia (Credit Reference Model) that produced an increase in the coverage of non productive portfolio provisions from 110.03% in June 2007 to 138.93% in June 2008, recording a 26.27% growth.

Equity grew in $62.184 million representing an increase of 11.9% with respect to the $55.556 million recorded as of June 2007 and the solvency indicator closed in 12.54%, compared to the legal minimum required of 9%; the capitalisation of the company for $4.021 million was approved by the assembly by means of the distribution of dividends in shares over the profits of the second semester of 2007.

## Casa de Bolsa

During the first semester of 2008, performance of Casa de Bolsa was related to the opportunity of the sector where market circumstances (mainly downward both in fixed and variable rate assets) did not favour financial behaviour of the company. Additionally and different from the closing of 2007, no democratisation processes or massive stock issuances took place, nor fixed rate instruments issuances that collaborated importantly with the former year results.

The price of the BVC share that is an important part of the stock-broker suffered deterioration of nearly 20% and although dividends were received, they corresponded to less than a half of the amount received in former years due to the projects undertaken by the stock exchange (791 in 2006, 1036 in 2007, 434 in 2008)

During the first semester of 2008 there were negative results that compared to those obtained during the second semester of 2007, meant a decrease equivalent to 135,2% from $3.805,7 million to a loss of -$1.338,4. The main component of such situation is explained by the valorisation loss of the BVC stock that for this first semester of 2008 was of approximately $826.3 million, whilst for the second semester of 2007 corresponding revenues were $3.794.5 million.

As of the closing of June 2008 company assets amounted $19.680.6 million, with a decrease of 3.9% compared to the second semester of 2007. Equity closed in $10.148,6 million, also with a decrease of 11.6% in the semester compared to that recorded as of the closing of December 2007.


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Banco Corfivalle (Panamá)

As of the closing of June 2008 Banco Corficolombiana (Panamá) recorded total assets of USD $31.472.808, where the most important item is that of investments that represent 92.44% of total assets. As of June 2008 liabilities balance was of USD $25.539.19; public deposits represent 97.72% of total liabilities. Equity reached a value of USD $5.933.612 as of the closing of June 2008. Profits (losses) generated by the entity as of June 2008 reached the sum of -USD7.714, with withholded profits of 2007 for USD20,000; the most important revenue corresponds to interest generated by fixed rate investments.

RISK MANAGEMENT

Credit Risk Administration System (SARC)

Given that at present the Corporation has no portfolio in its balance, the SARC of Corficolombiana has served as the base in the business analysis of the lines currency desk businesses, investments in the real sector, investment banking and portfolio administration.

Market Risk

Control structure as a main principle has the adequate function segregation in front, middle and back office activities.

The company has adequate technological resources for the control and monitoring of treasury risks, particularly measurement of market risks and valuation of fixed revenue investment portfolios and foreign currency.

The Corporation has an on-line module that allows control of risk positions per portfolio, as well as compliance with authorised policies on maximum terms. Additionally, the Middle Office produces daily reports on compliance with the limits, and submits a monthly report to the Board of Directors on the issue.

A committee also exists with members of the Board of Directors that meets to make decisions on the portfolio when important market movements that affect results occur.

These tools allow the adequate management of risks inherent to the treasury business. In the same way, investment has been made for training of personnel dedicated to the risk management task and there is an adequate and enough structure.

Liquidity Risk

Liquidity risk management is supported in the compliance with External Circular Letter 016 of 2008. In the ALCO Committee (Assets and Liabilities Committee), the weekly flow is reviewed to determine the Corporation liquidity profile both for the current and the following weeks. In the same way, there are short term and long term internal indicators with limits established and monitored monthly by the Board of Directors, a detail of which appears in the notes to the financial statements and that allow an adequate management of this risk.

On June 5 the Superintendence of Finance published External Circular Letter 018 of 2008, that modifies Chapter VI of External Circular Letter 100 of 1995 "Regulations Relative to the Liquidity Risk Administration System (SARL)", that shall apply in 2009. Corficolombiana established a work chronogram to adjust to the new regulations and comply with them in the term established.



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## Credit Risk

This risk is handled particularly in the treasury business, by means of the approval of quotas that are distributed in different categories depending on the type of product and that may be combined in certain events according with the explanation in the notes to the financial statements.

In order to guarantee and monitor compliance with these quotas, the Corporation has tools as the system on-line limit module where treasury operations are recorded and additionally, it is complemented with the counterparty limit module of transactional systems that are also managed by the risk area.

There are internationally accepted technical methodologies for the assignment of limits both for the financial and the non financial sector entities.

## Operation Risk

Corficolombiana has defined as operating risk, those losses caused by faults or weaknesses in the processes, in the persons and in internal systems, or due to external events.

The most important improvements with respect to operation risk made in the first semester of 2008 were:

- A methodology for the monitoring phase was defined, with which a follow-up indicators inventory was built that shall be measured from July 2008.
- The company hired the services of the company NASE to develop business intelligence application that comprises the qualitative management with the construction of the entity risk maps, the quantitative management that includes the preparation of periodical reports on the evolution of risk events of the entity with their corresponding follow-up to action plans, and a third module related with the monitoring of risks through the recording of risk indicators that shall allow to determine the operation risk trend of the Entity. This application shall be available in August 2008.
- A virtual training tool was implemented. This allowed training of 95% of the employees of the entity in issues related to operating risk.

With respect to the operating risk data base, as of June 30 the data base had 101 records with the following distribution:

| Type of event | # of records |
|---|---|
| Faults in processes | 63 |
| Faults in systems | 17 |
| Other | 21 |

| Process | # of records |
|---|---|
| Support | 38 |
| Strategic | 10 |
| Of mission | 53 |

| Type of loss | # of records |
|---|---|
| Type A (with impact P&L) | 18 |



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| | |
|---|---|
| Type B (with no impact P&L) | 78 |
| Type C (near loss) | 5 |

The 18 Type A events recorded amount $93.6 million.

- With respect to Plan de Continuidad de Negocio (Business Continuity Plan), internal, external application contingency tests were made, and contingency protocols were tested with the Central Bank (Banco de la República), Deceval and Bolsa de Valores de Colombia (Colombia Stock Exchange). For the second semester tests shall continue to be made.

**Assets laundering risk**

The assets laundering risk and the financing of terrorism are defined as the possibility of economic loss or of harm to the good name that the Corporation could suffer should it be used directly or through its operations as an instrument for assets laundering and/or to channel resources for terrorism activities or when it hides assets from such activities through the entity.

By virtue of the aforementioned, and being conscious of its compromise to fight against criminal organisations, the Corporation has adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business. This is why Corporación Financiera Colombiana has a Risk Management System for Preventing Assets Laundering and Terrorism Financing SARLAFT, that has been integrated by stages and elements that contain the policies, procedures and methodologies for the identification, evaluation and control and monitoring of these risks, and knowledge of the client and its operations with the Corporation, market segments attended, monitoring of transactions, training of personnel and co-operation with the authorities. This system is contained in the SARLAFT manual approved by the Board of Directors, and is administered by the Compliance Official who is responsible for constantly evaluating prevention mechanisms in order to establish their effectiveness and compliance by every official of the Corporation.

The SARLAFT was created by Superintendencia Financiera de Colombia by means of External Letter 22 of April 19, 2007 and its modifications in External Circular Letters 61 of December 2007 and 26 of June 2008. By virtue of these instructions, the Corporation transformed the Integral System for Asset Laundering Prevention SIPLA, in the Risk Management System for Preventing Assets Laundering and Terrorism Financing SARLAFT; for this reason the Board of Directors, following the recommendation by the administration and the Compliance Officer, approved the corresponding updates to the SARLAFT Manual in the second half of 2007.

Supervision of controls for preventing these risks is done by the Compliance Official and his substitute; Management and the Board of Directors also supervise through the reports submitted by the Compliance Official. Additionally the Comptrollership and the Statutory Auditor Office make their evaluations with the purpose of evaluating if internal controls established are being efficient to prevent the risk.

## ADMINISTRATIVE SITUATION

As of June 30, 2008, the Corporation had 323 employees, a slight reduction compared to the 326 employees as of the closing of 2007.

One of the most relevant aspects of the semester was the appointment of Mr. José Elías Melo Acosta as the new President of Corficolombiana who took over Mr. Pedro Nel Ospina Santa María, on May 16, 2008.



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With the beginning of his administration, new direction has been given with respect to business optimisation and profitability, efficiency of the organization structure, processes and technology support and a policy for costs and expenses rationalisation. The implementation of the above shall be reflected from the second semester of 2008.

## TECHNOLOGICAL ADVANCES

During the first half of 2008, the Corporation continued developing its strategic platform with important support projects to the daily operation of the Corporation, as:

- Development of integration services for the only client project for Corficolombiana and its financial subsidiaries.
- Development and implementation of the SARO new application module, for the integration with the Accounting systems of Corficolombiana and its financial subsidiaries.
- Development and installation of the commercial management module for Corficolombiana and its Subsidiaries.
- Implementation of the operating risk analytic modules (SARO) and asset laundering risk (SARLAFT) within the architecture of the Corporate Business Intelligence Model.
- Implementation of the requirements established under circular letter CE 052-07 of the Superintendence on "Minimum security and quality Requirements in the handling of information through means and product and services distribution channels for clients and users".
- Tests for the IT Technology Disaster Recovery Plan (DRP).
- Optimisation of the national level telephone communications scheme through Voice/IP

In compliance with numeral 4 of article 47 of Law 222 of 1995, modified by Law 603 of 2000, Corporación Financiera Colombiana S.A. applied totally the regulations on intellectual property and copyrights. Products and programs covered by copyrights are duly licensed.

## REPORT ON COMPLIANCE WITH CIRCULAR LETTER 052

- In compliance with the provisions of External Circular Letter 052 of 2007 of the Superintendence of Finance, "Minimum security and quality requirements in the handling of information through the means and product and services distribution channels for clients and users", Corporación Financiera Colombiana S.A. has established the necessary procedures for its compliance; during the first half of 2008 the first phase was implemented. Following is a summary of the implementation strategies for this regulation:

### Security and Quality

Definition and up-dating of procedures for the secure handling of information, as:

- Handling of security events
- Development methodologies and application tests
- Management of change control of the technologic platform
- Contingency plans and disaster recovery
- Up-dating procedures for channel security

Tools for security management in work stations were also implemented.

### Third parties - Outsourcing

Procedures for management of IT supplier services were updated and the mechanisms necessary for a secure exchange of confidential third parties information were implemented.



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**Documentation**

Procedures that allow the client to get acquainted with the conditions for the performance of services were updated and verified; monitoring procedures of transactional channels were implemented, and mechanisms for the follow-up of confidential information questions were established.

**Disclosure of Information**

Maintaining clients informed on security measures for product management was provided under the communication strategy.

**Office Channel**

Mechanisms for a safe customer service and mechanisms to assure that the technologic platform of the offices has adequate security and availability levels were implemented.

**Telephone Attention Centre Channel**

Security standards third parties serving the Call Centre must comply with were defined and verified, together with the compliance with security measures required for this channel.

**Internet Channel**

This channel complies with security levels required by the norm; additionally, clients were informed on the security measures and recommendations for using this channel.

**New Channels**

The proceeding for the implementation of new channels was defined, according with the norm.

**Software updating rules**

Existing software updating procedures adequately comply with the reviewed and updated norm requirements. Also, supported in recent technological updating, the production, test and development environments became independent.

**Vulnerability Analysis**

The technical infrastructure was implemented with norm requirements that allow the periodical vulnerability analysis of the organisation technologic infrastructure.

**AUDIT COMMITTEE**

The Audit committee, as a support unit to the functions carried out by the Board of Directors of the Corporation for the implementation and supervision of internal control of the Corporation, hold a meeting in the first semester, on February 27, 2008, where among other topics, those hereinafter detailed were analysed, with the purpose of evaluating the Corporation internal control structure:

a) Financial Statements as of December 31, 2007, with the Opinion of the Statutory Auditor.
b) Portfolio as of December 2007.
c) The Committee reviewed the adequate application of the norms related to the Integral System for Asset Laundering Prevention, thus watching for the existence of the necessary controls to avoid the Corporation being used as an instrument for illicit activities.
d) The Committee supervised the functions and activities of the Auditor Office on aspects such as:
   - Activity chronogram of the Auditor Office for 2008.
   - Reports issued by the Auditor's Office to the different areas, products and Corporation subsidiaries.
   - Follow-ups carried out by the audit office based on the answers given by the different managers of the evaluated areas.
   - Follow-up and control statistics to reports issued by the Auditor's Office.



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e) It reviewed the letters received from the Superintendence of Finance of Colombia with their corresponding answers and improvement follow-up.
f) It reviewed the reports received from the Statutory Auditor Office with the corresponding answers and improvement follow-up.
g) In the Committee of February 27, 2008, the President of the Corporation submitted a report to the Audit Committee related to the disclosing and control system of financial information of the Corporation where it states that there has been no deficiency in internal controls that have hindered the Corporation from recording, processing, summarising and adequately presenting the financial information, and that no fraud has occurred that have affected the quality of the financial information of the Corporation.

As a result, we observe the following:

- Structure, environment and control activities according with the objectives of the Corporation which provide the adequate security to manage risks to which the Corporation is exposed.
- Independent Internal Audit Activities with respect to the activities they audit; their scope satisfies control needs of the Corporation.
- Follow-up of reports issued by the different control entities: Superintendence of Finance, Statutory Auditor Office, Internal Audit Office and I.T. Auditing.
- Reliability of the financial information, compliance with laws and applicable regulations.
- Compliance with necessary and enough controls to avoid the Corporation being used as an instrument to carry out delinquent activities.
- Enough documentation on activities, evaluations and Committee recommendations.

## ASSETS LAUNDERING PREVENTION AND CONTROL SYSTEM

In compliance with the provisions of articles 102 to 105 of the Financial System Organic Statute and in chapter XI of title I of External Circular Letter 07 of 1996 Basic Legal Circular Letter issued by the Superintendence of Finance of Colombia, the Corporation has implemented prevention mechanisms in order to avoid the entity being used to channel money coming from or with destination to delinquent activities.

With the issuance of External Circular Letters 22 and 61 of 2007, and 26 of 2008, the Superintendence of Finance of Colombia gave instructions so that entities supervised implement an asset laundering risk administration system and of terrorism financing SARLAFT. To this end, the Corporation developed the activities for the implementation of changes in the prevention system during the second half of 2007 and the first half of 2008, in order to comply with the provisions of the Superintendence.

In fact, in December 2007 modifications to the Code of Ethics and the Asset Laundering Risk Administration System and of Terrorism Financing SARLAFT manual were approved.

The Corporation has a Compliance Unit within the structure of the organisation, with a Compliance Unit directed by the Compliance Officer and with the human, technical and operative resources necessary to fulfil its prevention and control mission.

During the first semester of 2008 the Board of Directors and the Presidency evaluated the operation of the prevention system. To this effect, at the beginning of the year the 2007 Annual Compliance Plan was submitted. The Presidency has permanently monitored its development and the Compliance Officer has presented reports to this respect to the Board of Directors as established by in force regulations.

Additional to monitoring work for knowledge of clients and their operations with the Corporation, knowledge of market segments attended, of transactions, of personnel training and cooperation with the authorities, during the aforementioned period activities related to the Only Client Project were performed by



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which the Corporation implements control mechanisms, follow-up and information management of the clients by means of the integration of data bases of the different businesses.

With respect to the duty of cooperation with the authorities, the Corporation timely prepared the reports established for the Information and Financial Analysis Unit UIAF. Information requirements submitted to the Corporation by competent authorities were also answered.

Among its policies, the entity does not exonerate any client nor counterparty from filling de cash transaction form or from complying with the entailment requirements provided under external and internal regulations.

## DISCLOSURE AND CONTROL SYSTEM FOR FINANCIAL INFORMATION

In compliance with the provisions of article 47 of Law 964 of 2005 on the responsibility of legal representatives of securities issuers, in the establishment and maintenance of adequate disclosure and control systems for financial information, during the first half of 2008 there have been no deficiencies in internal controls which have hindered the Corporation, to record, process, summarise and adequately present the financial information nor frauds have existed that affect the quality of the corporation financial information, nor changes in the methodology for the evaluation it.

## NEW LEGAL PROVISIONS

### 1. GMF – Non-banking Correspondents.

**Ministry of Finance and Public Credit. Decree 086 of January 17, 2008 "Whereby articles 871 and 876 of the Tax Statute are partially regulated", relative to the taxation to financial movements on operations made through non-banking correspondents.**

The decree indicates:

- Operations made by credit institutions through non-banking correspondents, that imply realisation of facts that generate GMF, shall cause the tax in the same taxing conditions as if made directly between the financial entity and the user.

- Movements, credits and debits and/or accountable made through non-banking correspondents constitute one only operation taxed in the name of the user or client of the financial entity, provided they are operations made under the non-banking correspondent agreement; to this effect, an account in the bank entity shall be identified where the resources object of the correspondent activity are handled exclusively.

- It established that the withholding agent responsible for collection and payment of the tax is the contracting credit entity.

- Payment for services performed by the non-banking correspondents is subject to the sales tax, taking into account the quality of the responsible performing the services, whether in the common regime or the simplified regime.



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## 2. Authorisation of financial statements by the Superintendence of Finance.

**Ministry of Finance and Public Credit. Decree 089 of January 17, 2008 "Whereby article 326, numeral 2, literal I of el article 326 numeral 2 literal i) of Estatuto Orgánico del Sistema Financiero (Organic Statute of the Financial System), modified by article 76 of Law 795 of 2003, and article 22 of Law 964 of 2005 are partially regulated".**

The decree refers to cases on which entities subject to the inspection and vigilance of the Superintendence of Finance shall submit to this Superintendence their financial statements in order that the Superintendence authorises their approval by the corresponding partners or associates' assemblies and their subsequent publication. Some of these cases are as follows:

a) In cases where the Superintendence of Finance of Colombia has decreed the take possession measure or they have been subject to such measure, in part of the respective accounting period.

b) Those that during the period corresponding to the financial statements have been subject or have been submitted to any of the preventive measures provided under the E.O.S.F.

d) Entities on which the respective partner or associate' assemblies have not been able to consider during the last year the financial statements as of the end of the period.

e) Entities with less than 3 years of incorporation.

f) Entities that during the period corresponding to the financial statements have had mergers, split-offs, acquisitions, total or partial assignments of assets, liabilities and contracts and transfer of trade institutions to another institution.

## 3. Resource investment norms of state entities, of national and territorial order.

**Ministry of Finance and Public Credit. Decree 538 of February 25, 2008 "Whereby norms related to the investment of resources of state entities of national and territorial order are issued".**

By means of this Decree norms associated with investment of state entities' resources are compiled and it is divided in four chapters: a) Investment of resources of national order public institutions and of national order state entities to which budget order provisions of them apply, b) investment of resources of industrial and commercial national order state entities and those of mix economy companies under the industrial and commercial state entities' regime, dedicated to non financial activities and assimilated to them, c) investment of resources of territorial entities and territorial order decentralised entities, d) investment of mix economy partnerships with public participation of less than 90% of their capital, mix domicile public services companies, and those with a direct or indirect State participation higher than 50 % of their social capital and of autonomous organisms.

It is particularly interesting that in article 48 of the aforementioned Decree it is indicated that territorial entities and decentralised entities of national order shall invest their liquidity surplus in:

i) Government Bonds/Treasury Bonds (TES) Class B, fixed rate or indexed to the UVR, of the primary market directly at Dirección General de Crédito Público y del Tesoro Nacional – DGCPTN- (Public Credit and National Treasury General Direction) or in the secondary market in market conditions.

ii) Term deposit certificates, "deposits in current account, savings accounts or term certificates in market conditions in bank institutions under the vigilance of the Superintendence of Finance of



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Colombia with in force qualification AAA or its analogue qualification for short or long term by risk qualifying entities, or in entities with special regimes provided in Part Ten of the Organic Statute of the Financial System".

4. **Foreign exchange market intermediaries may not use external financing resources for granting loans in pesos.**

**Banco de la República. Bulletin 004 of 2008. External Regulatory Circular Letter DCIN-83 of February 6, 2008. "Issue 10: Procedure applicable to exchange operations".**

An addition is made to numeral 5.1.1. of External Regulatory Circular Letter DCIN-83 indicating as follows:

- Financing in foreign currency obtained by the intermediaries from the foreign exchange market may only be used in the activities indicated under External Resolution 8 of 2000 of the Board of Directors of Banco de la República.
- In no case shall financing obtained by the authorised entities, whether as foreign exchange market intermediaries or resident, may be used to grant credits in legal currency.
- Finally, the conclusion is as follows: "...it shall continue to be prohibited to foreign exchange market intermediaries the use of external financing resources for granting loans in Pesos".

5. **South America Financial Action Group against assets laundering.**

**Congress of the Republic. Law 1186 of April 14, 2008 "Whereby the "Understanding Memorandum between the Governments of the Countries of the South America Financial Action Group against assets laundering (Gafisud)" is approved.**

The Law indicates the following as issues of interest:

1. The understanding memorandum between the Governments of the Countries of the South America Financial Action Group against assets laundering (GAFISUD) is approved. The memorandum objectives are to get started the Financial Action Group and to receive acknowledgement of its recommendations against asset laundering.

2. The Gafisud shall count on Comisión Interamericana para el Control del Abuso de Drogas (CICAD) (Inter American Commission for Drug Abuse) as a counsellor member; Consejo de Autoridades (Council of Authorities) is the supreme authority of GAFISUD and has one representative of each of the countries who have maximum responsibility in the fight against asset laundering.

6. **Modification to Decree 519 of 2007 that determined credit modalities with rates that must be certified by the Superintendence of Finance.**

**Ministry of Finance and Public Credit. Decree 919 of March 31, 2008 "Whereby Decree 519 of 2007 is modified (Whereby the different credit modalities with rates certified by the Superintendence of Finance of Colombia are determined and other provisions are issued)".**

The Decree contains the following modifications to Decree 519 of 2007:

- Current bank interest certification that shall be expressed in effective annual terms and shall be governed by the period established by the Superintendence of Finance of Colombia, prior publication of the administrative action.



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- It provides that micro-credit shall correspond to that constituted by credit active operations referred under article 39 of Law 590 of 2000, or to the norms that modify it, substitute it or addition it, and also those made with micro-entreprises where the main payment source of the obligation comes from income derived from their activity.

- A transition regime is provided: the Superintendence of Finance of Colombia shall begin to certify the current bank interest in the micro-credit modality, according with the definition of the decree from October 1, 2008, until when the bank interest for such modality shall be that interest established in the certification in force as of the decree publication date.

### 7. Limit of the admissible/acceptable investment of the severance funds.

**Ministry of Finance and Public Credit. Decree 985 of April 2, 2008 "Whereby Decree 669 of 2007 is modified by Decree 1696 of 2007".**

The decree indicates that in order to establish the limit of the acceptable investment of the severance funds that consists in deposits at sight in the credit establishment, amounts received during the last **45 business days** for contributions, transfers from other funds and capital and interest maturities of the investments, and of those resources that must be maintained in advance for the acquisition of investments abroad, shall not be taken into account within the balance of said deposits. The text modified established 30 business days.

### 8. Securities negotiation systems and systems for recording securities operations.

**Ministry of Finance and Public Credit. Decree 1120 of April 11, 2008 "Whereby securities negotiation and securities operations recording systems are regulated and other provisions are issued".**

The Decree intends to subrogate part Four of Resolution 400 of 1995; with respect to this, the points of greater interest are the following:

1. The provisions refer to the administration, operation and use of securities negotiation systems and operation recording systems on securities different to stock and bonds obligatory to be converted into stock.

2. Administration of those systems may only be developed by entities submitted to the inspection and vigilance of the Superintendence of Finance and that have been previously and expressly authorised by this Superintendence with respect to each of the systems it pretends to administrate.

**3**. Securities different from stock and bonds convertible to stock registered at Registro Nacional de Valores y Emisores (National Registry of Securities/Stock and Issuers) may be object of negotiation or of recording of operations on stock. Within this system, cash operations, term operations, repo and simultaneous operations may be negotiated within this system and temporary stock transfer operations and those that are in general terms and previously authorised by the Superintendence of Finance.

**5**. It establishes that the Superintendence of Finance shall give instructions on the inter-connection of stock negotiation systems and the stock operation recording systems among them and with compensation and liquidation systems for operations on stock, payment compensation and liquidation systems, securities centralised deposits, counterparty central risk chambers and entities that professionally supply information to the stock market. Thus, all operations on stock of the stock negotiation system shall be compensated and liquidated by means of the deliver against payment mechanism in the compensation and liquidation systems authorised.

**6**. The Central Bank, stock exchanges, agriculture and cattle and agro-industrial goods and products exchanges and other commodities exchanges referred under Law 964 of 2005, or "Sociedades



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Administradoras de Sistemas de Negociación" ("Negotiation Systems Administration Companies") may administer stock negotiation systems. To this effect, it develops the duties, prohibitions, monitoring and record conservation, contingency plans and continuity they must comply with, and their affiliation rules and operating regulations.

**7.** In different chapters the Decree develops the general aspects, definition, characteristics, responsibilities, requirements and transparency rules that give shape to stock negotiation systems and the recording system for operations on stock..

### 9. The intermediation activity at the stock market is regulated.

**Ministry of Finance and Public Credit. Decree 1121 of April 11, 2008. "Whereby the intermediation activity at the stack market is regulated and other provisions are issued".**

By means of this Decree Resolutions 400 of 1995 and 1200 of 1995 of Sala General de la Superintendencia de Valores are modified. The Decree contains the following issues:

- It defines which are the intermediaries not under the vigilance of the Superintendence of Finance that are basically public entities that make operations on stock directly and through stock negotiation systems, also establishing that they must belong to an auto-regulation organism and the authorisation regime for their register with Registro Nacional de Agentes del Mercado de Valores (National Registry of Stock Market Agents).
- It establishes that carrying out operations "with the purpose or effect of approximation of demanders and offerors or the participation in that market with own resources, in the negotiation systems, or in the "show market", that constitutes a stock intermediation activity for: i) acquiring or transfer in the primary or secondary market the stock recorded at Registro Nacional de Valores y Emisores (National Registry of Stock Market Agents); ii) acquire or transfer in the secondary market stock listed in a foreign stock quotation system and iii) make operations with derivatives or structured products. It also indicates which are the intermediation operations of the stock market.
- It defines the qualified investor, professional investor, and investor client definitions, and refers to the general and special duties stock market intermediaries must comply with.
- With respect to intermediation at the counter market, it defines counter market the authorisation to act in it and the registration obligation, among other issues. It defines which are the own account operations made by stockbroker companies in the primary market and the own account operations in the secondary market.
- Finally, it makes provisions on the record of purchase orders and stock sale.

### 10. Operations with derivative financial instruments and structures products

**Ministry of Finance and Public Credit. Decree 1796 of May 23, 2008 "Whereby operations with derivative financial instruments and structured products are regulated, both in the counter market and in stock negotiation systems, made by the entities subject to the inspection and vigilance of the Superintendence of Finance of Colombia, and other provisions are issued".**

By means of this decree pertinent modifications to Resolution 400 of 1995 of Sala General de la Superintendencia de Valores (General Court of Superintendence of Securities) are made with the purpose of regulating operations with derivative financial instruments and structured products.

Within these modifications the following stand out:



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- An addition is made to article 1.2.5.7.1. that states the non application of the acquisition public offers regime to "counterparty central risk chambers when these, in the development of their social objective, accept to present themselves as a counterparty in the operations".

- Article 2.2.1.11. on classification and weighing of assets for credit risk is modified.

    - Title Seven of Part Two is included, by which common regulations for operations with derivative instruments and structured products made by entities subject to inspection and vigilance by the Superintendence of Finance are established.

- It makes an addition to Title Eight of Part Two of Resolution 400 of 1995 by which cash and term operations are regulated.

This decree enters into force two months after its publication. It establishes a transition regime by which financial compliance term operations and effective compliance term operations developed in stock negotiation systems or in stock exchanges: "shall continue to be regulated by their regulations, until when their modifications are approved by the Superintendence of Finance of Colombia". It also provides that operations "celebrated prior to this decree coming into force shall be regulated until their termination by the norms based on which they were agreed".

**11. Control of capitals coming from abroad.**

**Decree 1888 of May 30, 2008 "Whereby the General Investments Regime of foreign capital in Colombia and of Colombian capital abroad is modified".**
By means of this decree, the National Government increased controls to capital coming from abroad; to this end it modified decree 2080 of 2000 that contains the investment general regime of foreign capital in Colombia and of Colombian capital abroad.

In the first place, an addition was made to article 10 in order to establish that the direct investment shall remain for a minimum period of 2 years from the date of channelization in the stock market. The aforementioned does not affect the transfer abroad of net profits but it does affect transfer abroad of the invested capital once the investment has been liquidated.

On the other hand, article 29 was modified, that refers to portfolio investments to which a deposit at the Central Bank was imposed as a requirement the constitution of a deposit at the Central Bank (Banco de la República) for the sum equivalent to 50% of the investment value.

**12. The commonly known as the "millionaire drive" shall bear the same penalty as extortion kidnapping.**

**Congress of the Republic. Law 1200 of 2008 "Whereby an addition is made to article 169 of the Penal Laws, modified by articles 2 of Law 733 of 2002 and 14 of Law 890 of 2004".**

The purpose of this Law is to make an addition to article 169 of the Penal Laws, creating the conduct commonly known as "millionaire drive" as extortion kidnap crime. Thus, the prison penalty established for the extortion kidnapping shall be from 320 to 504 months and a fine of 2666,66 to 6000 SMMLV (Legal in force minimum monthly salary), shall also be applied "when the conduct occurs temporarily in a transportation vehicle with the purpose of obtaining an economic benefit under threat".



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### 13. Intermediation Operations.

**Ministry of Finance and Public Credit. Superintendence of Finance of Colombia External Circular Letter 019 of June 5, 2008. Whereby it gives the necessary instructions for intermediary operations in the securities market in conformity with Decrees 1120, 1121, and 1796 of 2008.**

It issues the necessary instructions for making intermediary operations in the securities market according with Decrees 1120, 1121 and 1796 of 2008. The New Title IX of External Circular Letter 007 of 1996 (Legal Basic Circular Letter) is specifically issued, that contains instructions for the intermediation in the securities market. It also issues transitory instructions necessary for the correct implementation of the aforementioned decrees.

Within those transitory instructions it is important to note that securities intermediaries shall adopt the policies and procedures provided under Title IX of the Legal Basic Circular Letter in conformity with that provided to such effect by the securities market auto-regulating organisms, that shall provide the aforementioned instructions at the latest within the following four (4) months from the publication of the circular letter.

It also grants auto-regulation organisms a four (4) months term from the publication of this External Circular Letter, to issue the instructions related to order book systems.

As for Title IX of the Legal Basic Circular Letter, it develops issues such as:

- Principles applicable to the implementation of policies and procedures of securities intermediaries.
- The registration obligation of operations celebrated in the OTC market, securities to be registered, the compulsory affiliation to a securities operation registration system, terms for reporting operations made, report of executed operations, the minimum information to be reported, among others.
- The Registration Electronic Book of orders and principles for processing orders of securities dealer companies.

### 14. Modification Accounting and Financial Basic Circular Letter.

**Ministry of Finance and Public Credit. Superintendence of Finance of Colombia External Circular Letter 025 of June 26, 2008. Whereby instructions relative to the implementation of Decrees 1796 and 1121 of 2008 are issued.**
Chapter XVII of the Basic Accounting and Financial Circular Letter, which new text contains instructions on derived financial instruments and structured products, that shall be applicable to all entities subject to the inspection and vigilance of the Superintendence of Finance of Colombia is totally modified. Additionally, in conformity with 6 specific rules, it issues a transition regime to implement the mentioned instructions and thus allow an adjustment ordered by the entities.



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## OPERATIONS WITH SHAREHOLDERS AND ADMINISTRATORS

Operations made by the Corporation with its stockholders and administrators/managers adjust to the general policies of the entity. Those operations are duly detailed in the notes to the financial statements.

The Corporation states that according with the provisions of article 57 of Regulatory Decree 2649 of 1993, the information and statements that compose the financial statements have been duly certified and obtained from the accounting records of the entity, and prepared according with norms and accounting principles established in Colombia.

**JOSE ELÍAS MELO ACOSTA**
**President**

Note: the members of the Board of Directors welcomed the report presented by the President. It is placed on records that the information referred to under numeral 3 of article 446 of the Code of Trade was submitted, and admitted unanimously.



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Next, the President asked the Secretary to submit the operations carried out between CFC and its subordinate and affiliate companies, that are recorded on the balance and statement of results of the January-June 2008 period and detailed on note #22.

At this time Porvenir`s proxy proposed the assembly to obviate the reading of the operations carried out between CFC and its subordinate and affiliate companies, as recorded on the balance and statement of results of the January - June 2008 period and detailed on note # 22, as they have been available to the shareholders for fifteen working days previous to the meeting, and each one of the attending members was given a package containing the notes.

The attending members unanimously approved to obviate the reading of the operations made by CFC and its subordinate and affiliate companies.

**4.2 READING OF THE INDIVIDUAL AND CONSOLIDATED GENERAL PURPOSE BALANCES AS OF JUNE 30, 2008 AND THE RELATED STATEMENT OF RESULTS.**

The President asked to read the balance, the statement of results, and its annexes and other financial statements of the January 1st – June 30th, 2008 period, which were distributed to all the attending members. Such documents had been at the disposal of the shareholders within 15 working days previous to the meeting and the shareholders were able to exercise the inspection right referred on Article 447 of the Commerce Code.

The Secretary advised that Banco de Bogota´s proxy proposed the assembly meeting to obviate the reading of the management`s report, taking into account that it had been available to the shareholders for 15 working days prior to the meeting, and that each one of the shareholders was given a package containing all the information on this subject.

The attending members unanimously approved to obviate the reading of the balance, the statement of results, and its annexes and other financial statements, related to January 1st – June 30th, 2008 period.

Following is a transcription of the Comparative Consolidated General Balance and the Statement of Results of the January 1st – June 30, 2008 period:

**NOTE:** The Notes to the Balance and the Statement of Results, the other financial statements and annexes are annexed hereto and kept in CFC´s files.

# CORPORACION FINANCIERA COLOMBIANA S.A.

**CORPORACION FINANCIERA COLOMBIANA S. A.**
**General Balances**
**June 30, 2008 and December 31, 2007**
**(Stated in Million Colombian Pesos)**

| ASSET | | AS OF: 30/06/2008 DD/MM/YYYY | | AS OF: 31/12/2007 DD/MM/YYYY | |
|---|---|---|---|---|---|
| **AVAILABLE** | (Notes 4 and 22) | $ | 128,906.7 | $ | 88,437.1 |
| **SOLD INTERBANK FUNDS AND RESALE AGREEMENTS** | (Note 5) | | 168,028.8 | | 187,043.8 |
| **INVESTMENTS** | (Notes 6 and 22) | | 2,678,410.1 | | 2,679,662.4 |
| Negotiable Debt Securities | | 240,622.2 | | 227,813.3 | |
| Negotiable Participative Securities | | 68,671.6 | | 88,118.8 | |
| To be held until Maturity | | 0.0 | | 41,488.2 | |
| Available for Sale in Debt Securities | | 338,496.6 | | 307,892.8 | |
| Available for Sale in Participative Securities | | 1,708,812.9 | | 1,661,606.2 | |
| Investment Re-purchase Rights | | 445,477.0 | | 477,816.3 | |
| Minus: Provision | | (113,289.0) | | (125,259.9) | |
| **ACCEPTANCES AND DERIVATIVES** | (Note 7) | | (11,180.0) | | 32,776.3 |
| Derivatives | | (11,180.0) | | 32,776.3 | |
| Rights | | 6,777,136.1 | | 4,298,214.6 | |
| Obligations | | (6,788,316.1) | | (4,265,438.2) | |
| **ACCOUNTS RECEIVABLE** | (Notes 8 and 22) | | 47,131.6 | | 80,617.3 |
| Interest | | 326.0 | | 880.8 | |
| Fees and Commissions | | 2,913.7 | | 4,900.7 | |
| Payment on Account of Trade Clients | | 3.4 | | 3.4 | |
| Other | | 45,838.8 | | 76,923.6 | |
| Minus: Provision | | (1,947.2) | | (1,861.2) | |
| **REALISABLE GOODS AND RECEIVED IN PAYMENT** | (Note 9) | | 6,230.7 | | 6,204.0 |
| Goods received in payment different from Housing | | 26,491.1 | | 30,306.6 | |
| Goods Not Used in the Social Purpose | | 685.9 | | 685.9 | |
| Minus: Provision | | (20,946.3) | | (24,687.8) | |
| **PROPERTY AND EQUIPMENT** | (Note 10) | | 9,833.3 | | 10,913.6 |
| Land, Buildings and Constructions under way | | 14,129.6 | | 14,826.6 | |
| Office Equipment, Furniture and Fixtures | | 8,823.7 | | 8,084.3 | |
| Computers | | 8,061.2 | | 8,929.4 | |
| Other | | 1,060.7 | | 1,264.6 | |
| Minus: Depreciation and Accumulated Amortisation | | (23,181.9) | | (23,190.2) | |
| **OTHER ASSETS** | (Notes 11) | | 63,290.6 | | 41,094.6 |
| Permanent Contributions | | 98.2 | | 83.2 | |
| Early Expenses and Deferred Charges | | 3,439.4 | | 2,652.7 | |
| Other | | 71,137.3 | | 60,167.1 | |
| Minus: Provision | | (21,384.3) | | (21,808.4) | |
| **VALORISATIONS** | (Notes 6 and 22) | | 430,452.1 | | 330,862.4 |
| Investment Available for Sale in Participative Securities of Low or Medium Marketability or with no quotation in the Stock E | | 403,848.2 | | 310,318.6 | |
| Property and Equipment | | 26,603.9 | | 20,541.8 | |
| **DE-VALORISATIONS** | (Note 6) | | (38,092.9) | | (37,394.4) |
| Investment Available for Sale in Participative Securities of Low or Medium Marketability in the Stock Exchange | | (38,092.9) | | (37,394.4) | |
| **TOTAL ASSETS** | | $ | 3,469,098.9 | $ | 3,400,097.0 |
| **CREDITOR CONTINGENT ACCOUNTS PER CONTRA** | (Note 20) $ | | 192,261.6 | | 151,966.6 |
| **DEBTOR CONTINGENT ACCOUNTS** | (Note 20) | | 433,387.9 | | 314,962.3 |
| **DEBTOR MEMORANDUM ACCOUNTS** | (Note 21) | | 7,821,006.7 | | 7,640,622.8 |
| **CREDITOR MEMORANDUM ACCOUNTS PER CONTRA** | (Note 21) | | 5,456,212.9 | | 3,926,456.2 |
| **TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS** | | $ | 13,902,868.8 | $ | 12,033,897.0 |

| LIABILITIES AND EQUITY | | AS OF: 30/06/2008 DD/MM/YYYY | | AS OF: 31/12/2007 DD/MM/YYYY | |
|---|---|---|---|---|---|
| **DEPOSITS AND CURRENT LIABILITIES** | (Notes 12 and : | $ | 1,045,851.8 | $ | 965,148.6 |
| Term Deposit Certificates | | 798,403.6 | | 706,063.5 | |
| Savings Deposits | | 242,320.2 | | 256,162.9 | |
| Other | | 6,128.0 | | 3,022.1 | |
| **PURCHASED INTER BANK FUNDS AND RE-PURCHASE AGREEMENTS** | (Note 13) | | 436,423.7 | | 544,616.6 |
| **ACCOUNTS PAYABLE** | (Notes 14 and 22) | | 76,029.1 | | 82,987.7 |
| Interest | | 18,625.8 | | 12,204.1 | |
| Fees and Commissions | | 3.6 | | 3.6 | |
| Dividends and Surplus | | 36,620.2 | | 56,679.1 | |
| Other | | 21,779.6 | | 14,101.9 | |
| **OTHER LIABILITIES** | (Note 15) | | 8,196.4 | | 10,446.1 |
| Consolidated Labour Obligations | | 1,944.0 | | 1,916.6 | |
| Early Income and Deferred Payments | | 4,992.3 | | 7,290.4 | |
| Retirement Pensions | | 1,259.1 | | 1,239.2 | |
| **ESTIMATED LIABILITIES AND PROVISIONS** | (Note 16) | | 8,968.9 | | 3,680.1 |
| Labour Obligations | | 813.1 | | 1,174.3 | |
| Taxes | | 4,830.6 | | 0.6 | |
| Other | | 3,315.2 | | 2,506.3 | |
| **TOTAL LIABILITIES** | | | 1,574,458.9 | | 1,606,878.0 |
| **EQUITY** | | | 1,894,640.0 | | 1,793,219.0 |
| **SOCIAL CAPITAL** Divided in 168,337,380 Shares of Nominal Value of $ 10.00 each | (Note 17) | | 1,683.4 | | 1,663.9 |
| **RESERVES** | (Note 18) | | 1,169,008.9 | | 1,138,261.2 |
| Legal Reserve | | 617,134.6 | | 574,784.8 | |
| Statutory and Occasional Reserves | | 550,876.3 | | 563,476.4 | |
| **SURPLUS or (DEFICIT)** | | | 627,636.3 | | 552,906.1 |
| Non Realised in Profits or Losses | | | | | |
| Investments Available for Sale | (Note 19) | 235,276.1 | | 258,447.1 | |
| Valorisations | | 430,452.1 | | 330,862.4 | |
| De-valorisations | | (38,092.9) | | (37,394.4) | |
| **PROFIT OF THE PERIOD** | | | 97,311.5 | | 100,386.9 |
| **TOTAL LIABILITIES AND EQUITY** | | $ | 3,469,098.9 | | 3,400,097.0 |
| **CREDITOR CONTINGENT ACCOUNTS** | (Note 20) | $ | 192,261.6 | $ | 151,966.6 |
| Endorsements and Guarantees | | 79,118.6 | | 46,994.5 | |
| Other Contingencies | | 113,142.9 | | 104,972.1 | |
| **DEBTOR CONTINGENT ACCOUNTS PER CONTRA** | (Note 20) | | 433,387.9 | | 314,962.3 |
| **DEBTOR MEMORANDUM ACCOUNTS PER CONTRA** | (Note 21) | | 7,821,006.7 | | 7,640,622.8 |
| **CREDITOR MEMORANDUM ACCOUNTS** | (Note 21) | | 5,456,212.9 | | 3,926,456.2 |
| **TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS** | | $ | 13,902,868.0 | $ | 12,033,897.0 |
| **PROFIT PER SHARE (in Pesos)** | | $ | 583.31 | $ | 607.07 |

See notes attached to the Financial Statements

JOSE ELIAS MELO ACOSTA
PRESIDENT

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T. P. 40995-T

NELSON GERMAN SEGURA GARZON
STATUTORY AUDITOR
T.P. No. 24780-T
Member of Deloitte & Touche Ltda.
(See Attached Report)



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**CORPORACION FINANCIERA COLOMBIANA S. A.**
**Profit and Loss Statements**
**June 30, 2008 and December 31, 2007**
**(Stated in Million Pesos)**

| | | PERIODS BETWEEN | | | |
|---|---|---|---|---|---|
| | | FROM 01-01-2008 DD/MM/YYYY | TO 30-06-2008 DD/MM/YYYY | FROM 01-07-2007 DD/MM/YYYY | TO 31-12-2007 DD/MM/YYYY |
| DIRECT OPERATING REVENUES | (Note 23) | $ | 817,204.0 | $ | 225,015.7 |
| Interest | | 8,604.3 | | 6,454.2 | |
| Profit in Neg Investment Valuation Debt Securities | | 7,136.6 | | 0.0 | |
| Profit in Neg Investment Valuation Participative Securities | | 6,620.3 | | 11,181.5 | |
| Profit in Investment Valuation to be held until Maturity | | 3,778.0 | | 1,144.9 | |
| Profit in Investment Valuation Available for Sale Debt Securities | | 37,034.8 | | 21,529.3 | |
| Realised Profit in Investment Available for Sale | | 26.2 | | 0.0 | |
| Fees and Commissions | | 6,222.8 | | 9,460.9 | |
| Profit in Valuation of Derivatives | | 610,047.5 | | 68,716.8 | |
| Profit in Valuation of Cash Operations | | 4,264.8 | | 5,652.8 | |
| Changes | | 129,803.6 | | 76,119.3 | |
| Profit in Sale of Investments | | 3,665.1 | | 24,756.0 | |
| DIRECT OPERATING EXPENSES | | | 806,686.3 | | 199,199.6 |
| Interest | | 70,983.4 | | 61,468.7 | |
| Loss in Valuation Investments Available for Sale | | 0.0 | | 4,217.7 | |
| Realised Loss in Investments Available for Sale | | 0.0 | | 225.9 | |
| Commissions | | 3,972.0 | | 3,146.6 | |
| Loss in Valuation of Derivatives | | 579,167.3 | | 56,023.6 | |
| Changes | | 144,817.4 | | 61,871.9 | |
| Loss in Investments Sale | | 2,695.1 | | 11,966.6 | |
| Loss in Valuation of Cash Operations | | 5,051.1 | | 278.6 | |
| DIRECT OPERATING RESULT | | | 10,517.7 | | 25,816.1 |
| OTHER INCOME AND OPERATING EXPENSES - NET | | | 54,510.6 | | 32,348.2 |
| OPERATING INCOME | | | 98,990.3 | | 67,411.3 |
| Dividends and Participations | | 93,593.4 | | 64,909.4 | |
| Other | (Note23) | 5,396.9 | | 2,501.9 | |
| OPERATING EXPENSES | | | 44,479.7 | | 35,063.1 |
| Personnel Expenses | | 13,076.0 | | 12,642.6 | |
| Other | (Note 24) | 31,403.7 | | 22,420.5 | |
| OPERATING RESULT BEFORE PROVISIONS DEPRECIATIONS AND AMORTISATIONS | | | 65,028.3 | | 58,164.3 |
| PROVISIONS | | | 1,974.4 | | 2,487.3 |
| Investments | (Note 6) | 1,778.7 | | 2,244.3 | |
| Accounts Receivable | | 89.1 | | 53.4 | |
| Other | (Note 27) | 106.6 | | 189.6 | |
| DEPRECIATIONS - OWN USE GOODS | (Note 10) | | 590.6 | | 632.5 |
| AMORTISATIONS | | | 637.8 | | 615.8 |
| NET OPERATING RESULT | | | 61,825.5 | | 54,428.7 |
| NON OPERATING INCOME | (Notes 26) | | 41,816.3 | | 52,534.4 |
| NON OPERATING EXPENSES | (Note 22) | | 1,880.5 | | 1,124.2 |
| NON OPERATING NET RESULT | | | 39,935.8 | | 51,410.2 |
| PROFIT BEFORE INCOME TAX | | | 101,761.3 | | 105,838.9 |
| INCOME TAX AND COMPLEMENTARY | (Note 27) | | 4,449.8 | | 5,440.0 |
| PROFIT OF THE PERIOD | | $ | 97,311.5 | $ | 100,398.9 |

See notes attached to the Financial Statements

JOSE ELIAS MELO ACOSTA
PRESIDENT

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T. P. 40995-T

NELSON GERMAN SEGURA GARZON
STATUTORY AUDITOR
T.P. No. 24750-T
Member of Deloitte & Touche Ltda.
(See attached report)



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**CORPORACION FINANCIERA COLOMBIANA S.A.**
**Cash Flows Statements**
**Periods that ended on June 30, 2008 and December 31, 2007**
**(Stated in million pesos)**

| | June 2008 | December 2007 |
|---|---|---|
| **Cash Flows for Operation Activities:** | | |
| Net Profit of the Fiscal Period | $ 97,311.5 | $ 100,398.9 |
| Adjustments to Conciliate Net Profit and Net Cash | | |
| Provided in Operation Activities: | | |
| Non Negotiable Investments Variable Income Provision | 1,778.7 | 2,244.3 |
| Accounts Receivable Provision | 89.1 | 53.4 |
| Goods Received in Payment Provision | 15.6 | 73.3 |
| Other Assets Provision | 21.1 | 113.3 |
| Investment Provision Reimbursement | (8,997.1) | (19,155.0) |
| Loan Portfolio Provision Reimbursement | - | (1.8) |
| Accounts Receivable Provision Reimbursement | (3.1) | (272.9) |
| Property and Equipment Provision Reimbursement | - | (300.0) |
| Goods Received in Payment Provision Reimbursement | (18.3) | (17.3) |
| Other Assets Provision Reimbursement | (0.6) | (217.0) |
| Investment Valuation, Net | (54,569.7) | (29,638.0) |
| (Decrease) Increase Non Realised Profits in Inv.Available for Sale | (24,171.0) | 244,726.4 |
| Product of the Sale of Goods Received in Payment | 4,094.4 | 5,845.7 |
| Profit in Sale of Goods Received in Payment, Net | (3,118.4) | (4,664.6) |
| Profit in Sale of Properties and Equipment, Net | (357.0) | (997.2) |
| Depreciations | 590.6 | 632.5 |
| Amortisations | 637.8 | 615.8 |
| Depurated Profit | 13,303.6 | 299,439.8 |
| (Decrease) Increase in Other Liabilities | (2,249.7) | 1,175.5 |
| Increase (Decrease) Estimated Liabilities and Provisions | 5,278.8 | (8,490.1) |
| (Decrease) Increase Accounts Payable | (6,958.6) | 15,875.2 |
| Decrease (Increase) Accounts Receivable, Net | 33,399.8 | (19,481.5) |
| (Increase) Decrease in Other Assets | (12,844.3) | 37,069.6 |
| Withdrawals Goods Received in Payment | - | (0.1) |
| Net Cash Provided in Operation Activities | 16,626.0 | 26,148.6 |
| **Cash Flow of Investment Activities:** | | |
| Sale of Investments | (51,535.6) | (393,313.8) |
| Profit in Sale of Investments, Net | (970.0) | (12,789.4) |
| Decrease Loan Portfolio | - | 91.3 |
| Decrease Acceptances and Derivatives | 43,956.3 | 27,850.4 |
| Product of the Sale of Investments | 114,980.2 | 188,889.1 |
| Product of Sale of Property and Equipment | 898.0 | 1,593.0 |
| Dividends Received in Cash | 455.8 | 744.0 |
| Purchase of Properties and Equipment | (151.4) | (444.8) |
| Net Cash Provided (Used) for Investment Activities | 107,633.3 | (187,380.2) |
| **Cash Flow of Financing Activities:** | | |
| Increase Deposits and Current Liabilities | 80,703.3 | 97,645.2 |
| (Decrease) Inter-Bank Funds Purchased and Repurchase Agreements | (109,192.9) | (71,293.8) |
| (Decrease) Bank Loans and Other Financial Obligations | - | (29,409.1) |
| Dividends Paid | (70,620.7) | (112,029.6) |
| Cash Net Used in Financing Activities | (99,110.3) | (115,087.3) |
| Net Increase in Cash and Cash Equivalents | 38,452.6 | 23,120.9 |
| Cash at the Beginning of the Period | 255,480.9 | 232,360.0 |
| Cash at the End of the Period | $ 293,933.5 | $ 255,480.9 |

See notes attached to the Financial Statements

| JOSE ELIAS MELO ACOSTA | MARTHA CECILIA CASTRO ORTIZ | NELSON GERMAN SEGURA GARZON |
|---|---|---|
| PRESIDENT | ACCOUNTING MANAGER | STATUTORY AUDITOR |
| | T.P. No. 40995-T | T.P. No. 24750-T |
| | | Member of Deloitte & Touche Ltda. |



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CORPORACION FINANCIERA COLOMBIANA S. A.
Statement of Changes in the Stockholders' Equity
Periods that ended on June 30, 2008 and December 31, 2007
(Stated in million Pesos)

| | | Social Capital | Legal Reserve | Fiscal provisions | At the Disposal of the Assembly | Economic Development | Economic Capitalization | Total | Non realized Profits in Investments | Valorizations | Devalorizations | Results of former Fiscal Periods | Profit of the Period | Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Statutory and Occasional Reserves | | | | | | | | | | |
| Balance as of June 30, 2007 | $ | 1,653.6 | 574,784.8 | 380,852.5 | 178,577.2 | 8.8 | 4.4 | 570,242.9 | 14,720.7 | 372,811.8 | (94,434.2) | 0.0 | 105,263.1 | 1,511,048.9 |
| Transfer of losses of the period to results of former periods | | - | - | - | - | - | - | - | - | - | - | 105,263.1 | (105,263.1) | - |
| Reserves Liberation on Investment Valuation (Non Taxable) | | - | - | (31,484.3) | - | - | - | (31,484.3) | - | - | - | 31,484.3 | - | - |
| Reserve Liberation on Investment Valuation (Taxable) | | - | - | (156,082.8) | - | - | - | (156,082.8) | - | - | - | 156,082.8 | - | - |
| Reserve for future distributions | | - | - | - | 182,810.6 | - | - | 182,810.6 | - | - | - | (182,810.6) | - | - |
| Dividend in cash of $677.4 per share on 154,884,9152 ordinary shares and 10,486,823 shares with preferential dividend and with no right to vote subscribed and paid as of June 30, 2007. This dividend shall be paid in six (6) monthly instalments of $112.9 each. | | - | - | - | - | - | - | - | - | - | - | (112,029.6) | - | (112,029.6) |
| Movement of the fiscal period | | - | - | - | - | - | - | - | 244,726.4 | 17,870.6 | 31,103.8 | - | - | 293,800.8 |
| Profit of the fiscal period | | - | - | - | - | - | - | - | - | - | - | - | 100,398.9 | 100,398.9 |
| Balance as of December 31, 2007 | $ | 1,653.6 | 574,784.8 | 191,075.4 | 372,387.8 | 8.8 | 4.4 | 563,476.4 | 259,447.1 | 390,682.4 | [illegible] | - | 100,398.9 | [illegible] |
| Transfer of losses of the period to results of former periods | | - | - | - | - | - | - | - | - | - | - | 100,398.9 | (100,398.9) | - |
| Liberation reserve for future distributions | | - | - | - | (182,810.7) | - | - | (182,810.7) | - | - | - | 182,810.7 | - | - |
| Reserves on Valuation of Investments Decree 2336/95 | | - | - | 8,432.0 | - | - | - | 8,432.0 | - | - | - | (8,432.0) | - | - |
| Reserve for future distributions | | - | - | - | 161,777.8 | - | - | 161,777.8 | - | - | - | (161,777.8) | - | - |
| Dividend in cash of $426.0 per share on 154,884,915 ordinary shares and 10,486,823 shares with preferential dividend subscribed and paid as of December 31, 2007. This dividend shall be paid in six (6) monthly instalments within the five (5) first days of each month from April 1, 2008 | | - | - | - | - | - | - | - | - | - | - | (70,620.7) | - | (70,620.7) |
| Dividend in shares of $257.27 per each share on the 154,884,915 ordinary shares and of $257.27 per each share on the 10,486,823 preferential shares subscribed and paid as of December 31, 2007. This dividend shall be paid in shares at 1 share per each 55.7337968912 ordinary shares and 1 share with preferential dividend and without right to vote per each 55.7337968912 preferential shares subscribed and paid as of December 31. Payment of shares shall be made on April 3, 2008 to whom has the capacity as stockholder at the time when payment is enforceable in conformity with in force regulations. In order to do so, a total of 2,967,351 new shares shall be issued, 2,779,012 ordinary shares and 188,339 preferential shares. Unit value of the shares to be delivered shall correspond to the average weighed price of the ordinary shares negotiated in the stock exchange in the week from the 21st to 25th of January 2008 $14,336.51. | | 29.8 | 42,349.7 | - | - | - | - | - | - | - | - | (42,379.3) | - | (0.0) |
| Movement of the fiscal period | | - | - | - | - | - | - | - | (24,171.0) | 99,599.7 | (628.5) | - | - | 74,730.2 |
| Profit of the fiscal period | | - | - | - | - | - | - | - | - | - | - | - | 87,311.5 | 87,311.5 |
| Balance as of June 30, 2008 | $ | 1,683.4 | 617,134.5 | 199,507.4 | 351,354.7 | 8.8 | 4.4 | 550,875.3 | 235,276.1 | 490,452.1 | [illegible] | (0.0) | 87,311.5 | [illegible] |

See the notes attached to the financial statements.

JOSE ELIAS MELO ACOSTA
PRESIDENT

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T.P. No. 40885-T

NELSON GERMAN SEGURA GARZON
STATUTORY AUDITOR
T.P. No. 24730-T
Member of Deloitte & Touche Ltda.
(See attached report)



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# CORPORACION FINANCIERA COLOMBIANA S.A.
# Notes to Financial Statements
# June 30th, 2008



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# CORPORACION FINANCIERA COLOMBIANA S. A.
## Notes to the Financial Statements
## June 30, 2008 and December 31, 2007
**((Amounts stated in millions of Colombian Pesos, except anything to the contrary)**

### (1) Reporting Entity

Corporación Financiera Colombiana S.A., (hereinafter the Corporation) is a private financial institution, authorised by the Superintendence of Finance by means of Resolution dated October 18, 1961, commercial incorporated company, established according with Colombian laws on November 27, 1961 through public deed No. 5710 of Notary 1 of the circle of Cali; the term of the Corporation expires on October 2, 2051, and can be extended through an ordinary resolution of the Stockholders Assembly.

With deed No. 12.364 of December 30, 2005, the merger between Corporación Financiera del Valle S.A. (absorbing company) and Corporación Financiera Colombiana S.A. (absorbed company) was formalised. In that same deed the absorbing company modified its corporate name to Corporación Financiera Colombiana S.A., changed its domicile from Cali city to Bogota city, and increased its authorised capital to $1.600. Afterwards, by means of public deed 2304 of March 22, 2007 of Notary 71 of Bogota, the authorised capital was increased in $1.715.

With Deed No. 10410 of notary's office 71 of Bogotá of December 26, 2007, the merger of Corporación Financiera Colombiana (absorber Entity) and Sociedad Proyectos de Energía S.A. (absorbed entity) was formalised, that is dissolved without being liquidated.

The corporate purpose of the Corporation is the mobilization of resources and the assignment of capital to promote the creation, reorganisation, merger, transformation and expansion of any type of companies, to participate in their capital and promote the participation of third parties in those companies, as well as grant them medium and long term financing and offer them specialized financial services that contribute to their development. These companies do not include companies subject to the control and supervision of the Superintendence of Finance, except financial service companies and credit establishments.

The Corporation has its main domicile in the city of Bogotá and operates through its 5 regional offices and 7 agencies in different cities of the country; as of June 30, 2008 the Corporation has no non-banking correspondents. As of June 30, 2008 it has 323 direct employees,9 indirect employees and 44 temporary employees; it also has the following financial affiliates and subsidiaries: Leasing Corficolombiana S.A., Banco Corficolombiana Panamá S.A., financial company abroad sociedad financiera en el exterior, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Lloreda S.A., Valle Bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda.,Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A , Pizano S.A in re-structuring, and Industrias Lehner S.A. The attached financial statements combine assets, liabilities and the results of the General Direction and its branch offices. The consolidated financial statements are prepared independently.

### 2) Main Accounting Policies

#### (a) Basic Accounting

The accounting system used by the Corporation is causation, according with which revenues and expenses are recorded when caused, regardless of whether they have been collected or paid in cash.

Revenues, costs and expenses are recorded by the causation system, except as provided under Circular Letter 011 of 2002, issued by the Superintendence of Finance, with respect to the interest revenue that does not accrue on the commercial portfolio past due in excess of three months. These interests are credited to revenues when they are collected.



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Interests and commissions collected in advance are recorded as deferred income.

**(b) Cash on Hand (Available)**

It records high liquidity resources of the Corporation such as: cash, deposits, in the Central Bank (Banco de la República), deposits in banks both in national and foreign currency and other financial institutions both national and foreign.

Overdrafts in banking current accounts become liabilities in favour of the respective bank institution and are reflected in the overdraft passive account in banking current account.

The value of cheques drawn by the Corporation, which have not been collected six months after drawn, are re-classified in the passive account of uncollected drawn cheques.

According with accounting instructions given by the Superintendence of Finance, Financial entities, in order to cover eventual losses generated by items pending to be clarified in banking reconciliations must provision non recorded extracted debit notes and accounted non extracted credit notes with more than 30 days for national currency and 60 days for foreign currency of permanence in said conciliations.

**(c) Repo Operations, Simultaneous and of Securities Temporary Transfer.**

In repo operations, simultaneous and of securities temporary transfer, the parties exchange securities and money. In the case of a securities temporary transfer operation backed-up by securities, exchange is done among securities.

In these operations one of the parties, the transferor (or originator in the Ttv), delivers securities to the taker (receptor in the Ttv), and when doing so, he transfers the property to them. In exchange, the taker (or receptor in Ttv) gives money to the transferor or originator. In the case of a securities temporary transfer (Ttv) backed-up by securities, the receptor delivers securities to the originator and when dong so he transfers property thereof.

Transfer of property is an integral and main part of the legal structure of these operations; should any non-compliance occur by the party delivering the securities, the counterparty shall be protected with this measure.

According with the norm, securities shall be recorded in the balance of who delivers them initially and that entity shall valuate them and acknowledge the risks of the same. Also, cash flows generated by the securities within the operation term must be restored to whom delivered them initially in the operation.

These considerations reflect in accounting as follows:

The transferor, the originator or the receptor, as the case may be, shall re-classify within their balance, securities delivered in a repo operation, simultaneous or of temporary transfer of securities and in addition they shall register them in their order accounts to disclose deliver of them.

The taker, the receptor or originator as the case may be, shall record in their order accounts receipt of securities coming from the aforementioned operations.

Entities participating in repo operations, simultaneous and of securities temporary transfer, shall record money resources coming from these operations in their respective balances as an obligation or a right, according with their position.

Transferred values under repo operations, simultaneous and of securities temporary transfer are only recorded in the balance of the taker, the receptor or the originator, as the case may be, at the time on which the non-compliance of the corresponding operation or one of the parties of the operation is under a bankrupt procedure, taking possession for liquidation or debt restructuring global agreements.



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I such event, the transferor, the originator or the receptor shall also withdraw from their balance securities delivered on the occasion of the celebration of the aforementioned operations.

Securities obtained as a consequence of securities transfer operations, repo or simultaneous delivered again as a result of any of the mentioned operations, are only recorded through order accounts.

When the operation through which securities were initially obtained is done, the record made in order accounts shall be reverted and in its place the regulation provided in the third point for securities delivered in the development of repo, simultaneous and of securities temporary transfer operations shall be applied.

When the taker, the originator or the receptor incur in an 'in short position' (purchase) they shall record in their balance a financial obligation to the favour of the initial transferor, originator or receptor for the fair exchange price of the corresponding securities.

Repo or simultaneous operations yield shall be exponentially caused by the parties during the term of the corresponding operation and shall be an expense or a revenue for each of them, as it corresponds.

In securities temporary transfer operations, delivery of the main securities generated a profit payment by the receptor that shall be caused exponentially during the term of the operation. Said yield shall be an income or an expense for each of the parties, as it corresponds.

In those securities temporary transfer operations where money resources are delivered as a back-up for the operation, yield payment may be recognised and if so, profits shall be caused exponentially during the term of the operation. These profits shall be recorded in the balances of the parties and shall be an expense or an income for each of them, as it corresponds.

The active position in a Repo or simultaneous operation is present when a person acquires securities, in return for the delivery of an amount of money, assuming in the same act and time, the compromise of transferring again the property to the "transferor" in the same day or in a future date at a determined price, of securities of the same kind and characteristics. This participant in the operation shall be called "taker".

The passive position in a Repo or simultaneous operation is present when a person transfers the property of securities, in return for the payment of an amount of money, assuming in that same act and time. The compromise of acquiring them again from its counterparty or of acquiring from this counterparty, securities of the same kind and characteristics on the same day or in a future date and at a determined price amount. This participant is called "transferor".

**Inter-bank Funds**

Inter-bank funds are those placed (received) by a financial entity in (from) another financial entity directly and without an investment or loan portfolio transfer agreement. These are operations related to the company purpose that are agreed at a term of not more than thirty (30) common days, provided the company looks for taking advantage of excesses or supply for liquidity defects with them.

Inter-bank funds operations embrace also 'over-night' transactions with foreign banks using funds of the national financial institution.

**(d) Investments**

It includes investments acquired by the Corporation with the purpose of maintaining a secondary liquidity reserve, acquiring direct or indirect control of any financial sector company or technical services company, of complying with legal or regulatory regulations or with the exclusive purpose of eliminating or significantly reducing the market risk to which assets, liabilities or other financial statement elements are exposed.



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The way in which the different types of investments are classified, valued and recorded is as follows:

| Classification | Term | Characteristics | Valuation | Accounting |
|---|---|---|---|---|
| Negotiable | Short term | Securities acquired with the purpose of obtaining profits from price fluctuations. | They use fair exchange prices, reference rates and/or margins, which the Stock Exchange of Colombia estimates and publishes on a daily basis | The difference that shall appear between current market value and the immediately preceding one, is recorded as greater or lower value of the investment and its balancing entry affects the period results.<br>From June 12, 2007, in compliance with External Circular Letter 014 of 2007 of the Superintendente of Finance of Colombia, investments are valuated at Market prices from the same day of their acquisition, tus, accounting of changes between acquisition cost and the market value of the investments is done from the purchase date. |
| To be held until maturity | Until maturity | Securities with respect to which the Bank has the serious purpose and the legal, contractual, financial and operating capacity to keep them to maturity. | Exponentially from the internal rate of return calculated at the time of purchase. | The present value is recorded as a greater value of the investment and its balancing entry is recorded in the results of the period. |
| Available for sale – debt securities | One year | Once the year is finished they may be re-classified in the above categories on the first business day following. | They use the fair exchange prices, reference rates and margins estimated and published daily by the Stock Exchange of Colombia. | Changes that occur in these low or minimum marketability securities or securities without any quotation are recorded according with the following procedure:<br>-The difference between the present value on the evaluation day and the immediately prior day is recorded as a greater value of the investments with credit to result accounts.<br>The difference between the market value and the present value is recorded as an accumulated non-realised profit or loss, within equity accounts. |
| Available for sale - Participative bonds | Without | With low or minimum marketability, with no quotation, bonds maintained by the Corporation as controller or head office. | Investments in participative bonds are valuated according with the marketability index as of the valuation date, thus: Low or minimum marketability or with no quotation are valuated monthly and are increased or decreased in the participation percentage of equity variations, subsequent to the acquisition of the investment , calculated based on the last certified financial statements. Such statements shall not be prior to six (6) months from the valuation date, or the most recent, when they are decided and awarded. | Low or minimum marketability or with no quotation<br>- The difference between the market value or updated investment value and the value on which the investment is recorded, is accounted as follows:<br>Should it be higher, in the first instance it decreases the provision or de-valorisation until depleting it and excess is recorded as surplus for valorisation.<br>Should it be less, it affects valorisation surplus until depleting it and excess is recorded as a de-valorisation.<br>- When dividends or profits are distributed in kind, including those coming from the capitalisation of the equity re-valorisation account, is recorded as revenue the part that has been accounted as valorisation surplus, with charge to the investment and said surplus is reverted... When dividends or profits are distributed in cash, it is recorded as revenue the value accounted as valorisation surplus, reverting such surplus and the amount of the dividends exceeding the same is accounted as a lower value of the investment...<br>High and Medium Marketability.<br>Updating of the market value of high or medium marketability bonds or quoted in internationally recognised foreign stock exchanges, is accounted as a non realised accumulated profit or loss, within equity accounts, with credit or debit to the investment..<br>Dividends or profits distributed in kind or in cash, including those coming from the capitalisation of the equity re-valorisation account , are recorded as revenue up to the amount corresponding to the investor on the profits or equity re-valorisation of the issuer accounted by the issuer from the date of acquisition of the investment, with charge to |



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| Classification | Term | Characteristics | Valuation | Accounting |
|---|---|---|---|---|
| Negotiable Participative Bonds | | | Medium marketability, are valuated daily based on the average price determined and published by the stock exchanges where negotiated. Such value corresponds to the weighed average price by the transacted quantity in the last five (5) days when negotiations have occurred.<br>High marketability, they are valuated daily based on the last negotiation daily weighed average published by the stock exchange. | accounts receivable.<br>It is accounted as profit or loss within the Result Statement, with deposit or charge to the investment. |
| | | | | |

**Criteria for evaluating investments**

Determination of the fair exchange value or price of a security or bond, shall take into account all criteria necessary to assure compliance with the purpose of the investment valuation provided under chapter I of Circular Letter 100 and in all cases, the following:

- Objectivity. The determination and assignment of the fair exchange value or price of a security or bond must be carried out based upon technical and professional criteria that recognise the effects derived from changes in the behaviour of all the variables that may affect that price.

- Transparency and representativeness. The fair exchange value or price of a security or bond must be determined and assigned with the purpose of disclosing a true, neutral, verifiable and representative economic result of the rights incorporated in the corresponding bond or security.

- Permanent evaluation and analysis. The exchange fair value or price which is assigned to a bond or security must be grounded on the permanent evaluation and analysis of market conditions, of issuers and of the corresponding issue. Variations in said conditions should be reflected in changes of the value or price previously assigned, with the periodicity established for investment valuation established in this norm.

- Professionalism. The determination of the exchange fair value or price of a security or bond must be based on the conclusions product of the analysis and study made by a prudent and diligent expert, intended for the search, attainment, knowledge and evaluation of all the relevant information available, so that the price determined reflects the amounts that would be reasonably received for its sale.

**Periodicity of the Evaluation and of the Accounting Record.**

Evaluation of the investments must be done daily, except any provision indicating a different frequency.

Accounting records necessary for the recognition of investment valuation must be done with the same frequency foreseen for the valuation.

Investment of investment mutual funds and trusts managed by fiduciary companies other than autonomous equities or of fiduciary commissions constituted to manage social security pension resources and of ordinary mutual investment funds and of especial investment mutual funds, must be valued at least monthly and the results recorded with the same frequency. However, if terms for rendering are lower, they must accept them.



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**Re-classification of investments**

In order to keep an investment within any of the classification categories under chapter I of the External Circular Letter 100, the corresponding security or bond must comply with the characteristics or conditions of the investment type of which it is a part. At any time, the Superintendence may order the controlled company to re-classify a bond or security when it does not comply with the characteristics of the class on which it pretends to be classified on o that re-classification is required for a better disclosing of the investor financial situation.



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Controlled entities may re-classify their investments in compliance with the following provisions:

Re-classification of investments to be held until maturity to negotiable investments.
There is occasion for re-classifying bonds or securities to be held until maturity to the negotiable investments category, whenever any of the following circumstances occurs:

- Significant deterioration in the conditions of the issuer, its parent company, its subordinates or its related offices.

- Changes in the regulation that hinder maintaining the investment.

- Merger processes which lead to re-classification or to the realisation of the investment, with the purpose of maintaining the previous position of interest rates risk or to adjust to the credit risk policy previously established by the resulting entity.

- Other events not foreseen in the preceding paragraphs, prior authorisation by the corresponding Superintendence.

Re-classification of investments available for sale to negotiable investments or to investments to be held until maturity.

There is occasion for re-classifying bonds or securities of the investment category available for sale, to any of the other two categories, when:

- The term foreseen in numeral 3.3 of Chapter 1 of the Accounting and Financial Basic Circular Letter 100, 1995 falls due.

- The investor looses its capacity as parent or controlling company, should this event involve the decision for investment disposal, or the main purpose to obtain profits due to short term price fluctuations, from that date.

- Should any of the circumstances provided under numeral 4.1 of Chapter 1 of the Basic Accounting and Financial Circular Letter 100 of 1995 occur.

When investments to be held until maturity or investments available for sale are re-classified to negotiable investments, valuation and recording regulations shall be taken into account of the latter. Consequently, non realised profits or losses must be recognized as revenues or expenses on the day of re-classification.

In the events on which an investment is re-classified, the corresponding entity must inform the respective Superintendence on the re-classification made, not later than ten the (10) calendar days following the date of the re-classification, indicating the reasons that justify that decision, and specifying its effects in the result statement.

Bonds or securities re-classified with the purpose of being part of negotiable investments can not be re-classified again.

Consequently, non realised profits or losses shall be recognised as income or expenses on the re-classification day.

In the events on which an investment is re-classified, the corresponding entity shall inform the respective superintendence the re-classification done, at the latest within the ten (10) common days following the date thereof, indicating the reasons justifying that decision and giving details on its effects in the results statement.

Securities or bonds that are re-classified with the purpose of being part of negotiable investments may not be re-classified again.



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**Provisions or losses for qualification of credit risk**

The price of debt securities or securities, as well as the price of participative securities or securities with low or minimum marketability or with no quotation, must be adjusted in each valuation date based on the security (credit risk) rating, in conformity with the following provisions.

Except for the exceptional cases established by the Superintendence, internal or external debt bonds or securities issued or guaranteed by the Nation, those issued by the Central Bank - Banco de la República, and those issued or guaranteed by Fondo de Garantías de Instituciones Financieras – FOGAFÍN, shall not be subject to the provisions of this numeral.

**Issuing Bonds or Securities or Issuers with External Ratings**

Debt securities or bonds with one or several ratings granted by external qualifiers recognised by the Superintendence of Finance, or debt securities or bonds issued by entities rated by these qualifiers can not be recorded for an amount exceeding the following percentages of their net nominal value of amortisations made until the valuation date:

| Qualification LONG TERM | Maximum Value % | Qualification SHORT TERM | Maximum value % |
|---|---|---|---|
| BB+,BB,BB- | Ninety (90) | 3 | Ninety (90) |
| B+,B,B- | Seventy (70) | 4 | Fifty (50) |
| CCC | Fifty (50) | 5 and 6 | Zero (0) |
| DD,EE | Zero (0) | | |

**Securities or bonds of non qualified issuing or issuers**

For debt securities or bonds with no external rating, for debt securities or bonds issued by entities which have not been rated or for participative securities or bonds, the provision amounts shall be determined based on the methodology determined by the investor entity. Said methodology should be previously approved by the Superintendence controlling the respective entity.

Investor entities with no internal methodology approved for determining provisions to which this numeral refers to, should be subject to the following:

| Category | Risk | Characteristics | Provisions |
|---|---|---|---|
| A | Normal | Meets the terms agreed in the security or title and count on an adequate payment capacity of capital and interests. | Does not operate |
| B | Acceptable | It corresponds to issues which present uncertainty factors which could affect the capacity to continue with the adequate compliance of debt services. In the same way, its financial statements and other available information, present weaknesses which could affect its financial situation. | The net value can not be superior to eighty (80%) percent of its net nominal value of amortisations carried out up to date of evaluation for debt securities and the acquisition cost in the case of participative securities. |
| C | Appreciable | It corresponds to issues which present high or medium non compliance probability in the timely payment of capital and interests. Also, its financial statements and other available information, show weaknesses in its financial situation which involve the investment recovery | The net value can not be higher than sixty (60%) percent of its net nominal value of amortisations carried out up to the evaluation date for debt securities and of the acquisition cost in the case of participative securities. |



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| Category | Risk | Characteristics | Provisions |
|---|---|---|---|
| D | Significant | It corresponds to those issues which present a break of terms agreed in the title, as well as its financial statements and other available information, present increased weaknesses in its financial situation, and the probability to recover the investment is highly doubtful. | The net value can not be higher than forty percent (40%) of its net nominal value of amortisations carried out up to the evaluation date for debt securities and the acquisition cost in the case of participative. |
| E | Uncollectible | According with the financial statements and other available information, it is considered that the investment is uncollectible. In the same way, it is considered uncollectible if financial statements are not presented less than six (6) months counted from the evaluation date. | Investment value should be totally provisioned |

(e) **Acceptances and Derivatives**

**Bank Acceptances**

**Bank Acceptances**

It records the value of bank acceptances created by the Corporation on account of its clients and those created on its account by its agents. It also records contracts celebrated by the Corporation, of operations with derivatives, as forwards, carrousel or futures, swaps and options.

Bank acceptances have a maturity date of up to one (1) year and they may only be originated in importation and exportation transactions of goods or purchase-sale of movables in the interior.

At the time of acceptance of bills of exchange, their value is recorded simultaneously with assets and liabilities, as "bank acceptances on term" and if not submitted at their maturity for collection, they are rated under the heading "bank acceptances after the term". If when payment is made they have not been covered by the purchaser of the merchandise, they are re-rated at the loan account "covered bank acceptances".

After maturity, bank acceptances are subject to the cash reserve established for current liabilities at sight and before thirty (30) days.

**Derivatives**

The Board of Directors is in charge of fixing and approving policies, objectives and procedures for the administration of risks inherent to the operations with derivatives, and establishes the criteria under which they shall be implemented.

According with Chapter XVIII of External Letter 100 of 1995, the Corporation appreciates and enters into books derivatives daily.

Formalisation of Derivative Operations:

- Derivatives are financial operations exercised in the future, with conditions determined by the parties that intervene in them, and that are formalised in an agreement or a commitment letter duly subscribed that must expressly contain at least the rights and obligations of each of the parties entailed in the operation, and the conditions of mode, time and place for their compliance, legalised by officials authorised to do so, except in the case of operations carried through a Stock Exchange or Futures subject to state vigilance, in which case the Stock Exchange own rules apply.
- In the case of carrousel operations, the parties that intervene in each of the stages of the operation subscribe an agreement or letter of commitment.



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- With Circular Letter 18 de 2007 simultaneous operations of the derivatives group are excluded, notwithstanding their re-classification operates from January 1st, 2008.

**Existing Risks when Operations with Derivatives Take Place**

Operations with derivatives are financial operations and as such are subject to evaluation for solvency, market, counterpart, operating and legal risks.

**Solvency Risk**

Is the loss contingency for deterioration in the financial structure of the issuing bank or guarantor of a security that may generate a decrease in the investment value or in the payment capacity, total or partial, of the investment yield or the investment capital.

**Market Risk**

Market risks depend on the asset, rate or reference index behaviour. In this aspect by-products are similar to any other financial product, as bonds or accounts receivable denominated in other currencies, which value depends on interest rates and exchange rates. Notwithstanding, relations that determine the value of the derivatives are in general more complex and less known that those of the most traditional financial products.

**Counterpart Risk**

Along the term of a derivative, its economic value or market value changes according with the fluctuations of the financial product negotiated, generating profits to one of the parties of the contract and losses to the other. When for any reason the non favoured party by the evolution of the derivative market value does not comply with its contractual obligations, a loss shall be generated to the other party; the risk for this loss is known as the counterpart risk

**Operating Risks**

Operating risks arise from deficiencies in some aspect of the execution of a derivative program. Causes for operating risks are similar to those that may occur when handling more traditional financial instruments, but due to the complexity of derivatives, it is more difficult to prevent; among these causes are failure in management contracts, information systems, bad settlements, incompetence or human error.

**Juridical Risk**

**The accelerated development and the constant evolution of derivatives oblige to operate within a complex and frequently uncertain legal environment. The legal risk is defined, among others, as that resulting from the possibility that to contracts representative of operations with derivatives, enforceability is not recognised; there is no standard way to quantify this risk.**

**Parameters chosen for the Evaluation**

Methodologies for the appraisal of derivatives are flexible and pursue the development of mechanisms for the evaluation and permanent control of specific risks of said operations.

Parameters chosen shall be maintained during the fiscal term; should for the next fiscal term the entity wishes to modify these parameters, the entity shall so inform the Superintendence of Finance at least one month in advance.



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**Time limit for making Operations with Derivatives**

All operations with derivatives must be made with a term of more than three (3) business days from the date agreed as the beginning of the operation and the date of compliance or settlement, except for those purchase and sale operations regulated by the Board of Directors of Banco de la República under Resolution 4 of 1999, of which compliance date for their execution shall be within the immediately following two business days.

The National Government promulgated an integral reform to the regulations to derivative and structured products operations by means of Decrees 1796, 1797 and 1121 of 2008, based on which the Superintendence of Finance of Colombia issued Circular Letter 025 dated June 26, 2008 whereby it gives instructions relative to the implementation of the reform and adjusts the regulations contained in chapter XVIII of Basic Accounting and Financial Circular Letter 100, these norms shall have to be applied in the second half of 2008 .

(f) **Realisable Goods and Received as Dation in Payment**

It records the value of goods received by the Corporation in payment of unpaid balances from credits to its favour.

Goods received as dation in payment represented in real estate are received based on a commercial appraisal technically determined, and movables, stock and participations, based on their market value.

Goods received as dation in payment represented in securities are valuated and accounted for according with the provisions of Chapter 1 of the Basic Accounting and Financial Circular Letter 100 of 1995, on investments.

For recording goods received as dation in payment the following conditions are taken into account:

- The initial record is done according to the value determined in the judicial award or that agreed with debtors.
- When the good received as dation in payment is not in disposal conditions, its cost increases with the necessary costs incurred for the sale.
- If between the value on which the good is received, and the value of the credit to be paid there is a balance to the favour of the debtor, this difference shall be accounted for as an account payable; should the value of the good not be sufficient to pay for the total obligation, a provision equivalent to the difference shall be constituted.

(g) **Realisable Goods and Goods Received as Dation in Payment Provision**

Individual provisions for real estate are constituted applying the model developed by the Corporation and approved by the Superintendence of Finance. The model estimates the maximum loss expected in the sale of the goods received as dation in payment, according with the recovery history on goods sold, including expenses incurred in their receipt, maintenance and sale of them, and grouping of them in common categories in order to estimate the provision base rate. This rate shall be adjusted monthly until reaching eighty per cent (80%) of provision.

For real estate, within the following year to reception of the good, a provision is constituted, equivalent to thirty five per cent (35%) of the acquisition cost of the good received in payment, that must be increased in the second year in an additional thirty five per cent (35%) until reaching seventy per cent (70%) of value in books of the good received in payment, before provisions.



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Once the legal term for sale has expired with no authorisation for an extension, the provision must be of one hundred per cent (100%) of the remaining value in books. Should an extension be awarded, the thirty per cent (30%) of the provision may be constituted in the term of the extension.

With respect to the provisions of the BRDP, movables that correspond to investment titles, these are constituted under the criteria established in Chapter I of the Basic Accounting and Financial Circular Letter 100 of 1995.

**(h) Properties and Equipment**

It records tangible assets acquired, built or in the importation, building or assembly process, used permanently in the development of the business and with a useful life exceeding one (1) year. It includes direct and indirect costs and expenses caused as of the date on which the asset is in use conditions.

Additions, improvements and extraordinary repairs that significantly increase the useful life of the assets, are recorded as a greater value; disbursements for maintenance and repair made for the conservation of these assets shall be charged to expenses, as caused.

Depreciation is recorded using the straight line method and according to the number of useful life years estimated of the assets. Annual depreciation rates for each asset item are as follows:

| | |
|---|---|
| Buildings | 5% |
| Fixtures and equipment | 10% |
| Computers | 20% |
| Vehicles | 20% |

**(i) Branch Offices and Agencies**

It records the movement of the operations carried out between the General Direction and the Agencies.

Balances are conciliated monthly and resulting pending entries are regularised in a term not greater than thirty (30) calendar days.

As of the closing of accounts, net balances are re-rated that reflect sub-accounts of branch offices and agencies to active or passive accounts and income and the corresponding income and expenses are recognised.

**(j) Prepaid Expenses**

Advance expenses correspond to disbursements incurred by the Corporation in the development of its activity. Benefit is received during various periods; they may be recoverable and suppose the successive execution of the services to be received.

Amortisation is carried out as follows:

- Interests are caused during the prepaid period.
- Insurance during the term of the policy.
- Maintenance of equipment and computer programs (software) during the contract term.
- Connection insurance during the period on which services are received.



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- And other anticipated expenses during the period on which services are received or costs or expenses are caused.

**(k) Deferred Charges**

Deferred charges correspond to costs and expenses that benefit future periods and are not susceptible to recovery. Amortisation is recognised from the date on which they contribute to income generation.

- Refurbishes in a period not exceeding two (2) years.

- Software in a period not exceeding three (3) years. Notwithstanding, when the programs are of an advanced technology and constitute a global platform that allows the future growth of the entity in accordance with the progress of the market, and with development or acquisition costs greater than 30% of the technical equity of the corresponding entity, including hardware and prior opinion of the Superintendence of Finance, it may be deferred to five (5) years from the moment on which each product begins its productive stage, by means of a gradual and ascending program with percentages of 10%, 15%, 20%, 25% and 30%, respectively, or by means of equal aliquots.
- Expenses incurred in the research and development of studies and projects shall be deferrable, provided that attributable expenses may be identified separately and their technical feasibility has been demonstrated, their amortisation shall be done in a period of not more than two (2) years

- Deferred charges resulting from refurbishing shall be amortised in a period not greater than two (2) years.

  Deferred Charges resulting from improvements to rented properties shall be amortised in the period which is less between the term of the corresponding contract (excluding extensions) and its likely useful life.

- Office utensils and stationary in accordance with actual consumption.

- Property tax during the prepaid fiscal term.

- Deferred charges resulting from advertising and propaganda shall be amortised during a period equal to the period established for the accounting period, this is, during three (3) months should the period be quarterly, during six (6) months should it be semi-annual or during twelve (12) months should it be annual, provided disbursements exceed the value of twenty (20) monthly minimum wages. Notwithstanding, for advertisement and propaganda expenses that correspond to promotion campaigns carried out as a result of the constitution of the Entity or originated for the launching of new products or due to a change in the brand name or in the name of the institution or its products, the amortisation period shall not exceed a three (3) years term; at all events they shall only be deferred during the aforementioned period, expenses incurred within the following six (6) months to the occurrence of the situations referred.

  Disbursements corresponding to occasional advertisement and propaganda shall not be susceptible to be deferred, independently from their amount.

- Contributions and affiliations, during the corresponding prepaid period.

- Fees paid for by-products during the contract period.

- The remaining concepts are amortised during the disbursement recovery estimated period or of attainment of the expected benefits.

**(l) Rights in Trusts**

Recorded within other assets, it includes rights generated by virtue of the celebration of mercantile trust contracts that give the trustor or beneficiary the possibility to exercise them in accordance with the formal act or the law.



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Trust rights were adjusted for inflation to December 31st, 2000 in accordance with the nature of the conveyed good.

According to the type of asset, they are subject to the evaluation rules and provision constitution and for statutory ceilings.

**(m) Valorisations**

**Assets object of valorisation:**

- Investments available for sale in participative securities.
- Properties and equipment, specifically real estate.
- Art and cultural goods.

**Posting:**

Investments available for sale in participative securities, in the event that the updated investment value with the participation corresponding to the investor is higher than the value by which the investment is recorded, the difference shall first affect the provision or de-valorisation until exhausted and the excess shall be recorded as a valorisation surplus.

Valorisations of real estate are determined confronting real estate net cost with the value of commercial appraisals made by persons or firms of recognised specialty and independence.

In the event of a de-valorisation, according to caution standards, a provision is constituted for each property individually considered.

Valorisation of art and cultural goods is recorded taking into account the conservation condition of the works of art, their originality, size, technique and quotation of similar works.

Valorisations of goods received in payment are recorded in memorandum accounts.

**(n) Anticipated Income**

Anticipated income corresponds to fees received in advance that are amortised to results based on its causation; in this item are also recorded profits for good sales on credit , that result on income as they are collected.

**(ñ) Retirement Pensions**

The provisions of Decree 1517 of August 4, 1998 are applied, that allow an annual increase of the amortised percentage of the actuarial calculation. That annual provision is increased rationally and systematically, in order that as of December 31st, 2010 one hundred per cent (100%) of the corresponding calculation is amortised. From that time, amortisation in said percentage shall be maintained.

Payment of retirement pensions is charged to the constituted provision.

**(o) Income Tax**

The expense for income tax is determined based on taxable revenue or presumptive revenue whichever is greater, on which the corresponding tax rates are applied.

**(p) Estimated Liabilities and Provisions**

The Corporation records provisions to cover estimated liabilities, taking into account that:

- An acquired right exists and consequently, a contracted obligation.



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- Payment is enforceable or probable and
- The provision is justifiable, assessable and verifiable.

In the same way, it records values estimated resulting from taxes, contributions and affiliations.

(q) **Conversion of Transactions in Foreign Currency**

Operations in foreign currency different to the Dollar, are converted to Dollars of the United States, and then re-stated to Colombian pesos, at the rate of exchange of the market representative rata calculated on the last business day of the month. As of June 30, 2008 and December 31, 2007 the rates were $1.923.02 and $2,014.76 respectively. (Amounts in Colombian Pesos).

(r) **Acknowledgement of Revenue for Financial Yield**

Revenues for financial yield and other concepts are acknowledged when occasioned, revenues originated from:

Credits rated in "C" appreciable risk or in categories of greater risk, or when they complete ninety one (91) days for commercial and sixty one (61) days for consumer and micro-credit.

These financial yields are controlled in debtor contingent accounts and are recorded as income, when effectively collected.

For interest capitalisation, their record is done in the deferred payment account and income is recognised as effectively collected.

(s) **Contingent Accounts**

Operations by means of which the Corporation acquires a right or assumes an obligation, that are conditioned to the occurrence or non occurrence of a fact, depending of future, eventual or remote factors, are recorded in these accounts. Financial yield is recorded within debtor contingencies from the time on which the causation is suspended in loan portfolio accounts.

(t) **Memorandum (Order) Accounts**

Operations with third parties that due to their nature do not affect the financial standing of the Corporation are recorded in these accounts. Also included are fiscal memorandum accounts where figures for the preparation of tax statements are recorded; it also includes registration accounts used for fiscal effects, of internal control or management information.

(u) **Net profit per Share**

In order to determine net profit per share, the Corporation uses the weighted average of subscribed stock by their circulating time during the accounting period. As of June 30, 2008 and December 31, 2007 the weighted average of circulating stock was 166,826.708.76 and 165,381.738.00 respectively

(v) **Cash Flow Status**

As provided under Article 120 of Decree 2649, the Corporation prepares the cash flow statement using the indirect method that includes the conciliation of the year net profit and cash provided by operation activities.



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**(x) Main differences between Especial Norms and Accounting Norms Generally Accepted in Colombia**

Especial accounting norms established by Superintendence of Finance present some differences with accounting norms generally accepted in Colombia, as the following:

**Properties, Plant and Equipment**

Generally accepted accounting norms determine that at the closing of the period, the net value of properties, plant and equipment, with an adjusted value that exceeds twenty (20) legal minimum monthly wages, shall be adjusted to its realisation value or to its current value, recording the necessary appreciations and provisions, whilst especial norms do not present conditions for this type of assets.

**Bonus on Share Placing**

The especial norm provides that the bonus in share placing is recorded as part of the legal reserve meanwhile the generally accepted norm indicates that it has to be recorded separately within the equity.

**(3) Merger Corporación Financiera Colombiana – Proyectos de Energía S. A.**

The Shareholders General Assembly approved on October 1, 2007 the merger, commitment that appears recorded in Minute No.066 of the same date. With resolution number 2174 of December 12 of 2007, the Superintendence of Finance of Colombia, had no objection to the merger of Corporación Financiera Colombiana S.A. (absorber) and Proyectos de Energía S.A. (absorbed).

On December 26, 2007, with deed No. 10410 of Notary Office 71 of Bogota the merger of Corporación Financiera Colombiana S.A. (absorber) and Proyectos de Energía S.A. (absorbed) was formalised. The main figures of the absorbed entity are as follows: Assets $176,155.1, Liabilities $ 937.8, Equity $175,217.3.

Amounts in the balance as of December 31, 2007 correspond to the merged amounts of the absorbed entity.

**(4) Available**

| | | June | December |
|---|---|---|---|
| Legal currency | | | |
| Banco de la República | $ | 62.222.2 | 55,383.7 |
| Banks and other financial entities | | 63.452.9 | 32,510.5 |
| | | 125.675.1 | 87,894.2 |
| Foreign currency: | | | |
| Cash | | 6.3 | 6.4 |
| Banco de la República | | 12.0 | 12.6 |
| Banks and other financial entities | | 282.9 | 530.9 |
| | | 301.2 | 549.9 |
| | | 125.976.3 | 88,444.1 |
| Provision | | (69.6) | (7.0) |
| | $ | 125.906.7 | 88,437.1 |

No other restrictions on the available existed different to the cash reserve deposited in Banco de la República.



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The provision recorded corresponded to debit notes pending to be accounted for more than 30 days as of June 30 for $69.6 and December 31 for $7.0. As of December 31, 2007, provision for was refunded.

## (5) Inter-Bank Funds Sold

| | | June | | | December | | |
|---|---|---|---|---|---|---|---|
| | | Balance | Rate | | Balance | Rate | |
| Investment in simultaneous operations | $ | 40,866.9 | 6.82% | * | - | - | |
| Over Night operations | | 127,159.9 | 3.75% | ** | 167,043.8 | 4.0% | ** |
| | $ | 168,026.8 | | | 167,043.8 | | |

* It corresponds to the weighted average rate of operations in force in legal currency as of the closing of the period.
** It corresponds to the weighted average rate of operations in force in foreign currency as of the closing of the period.

The aforementioned amounts are not subject to restrictions or limitations.

Should a non compliance occur, the Corporation is supported with the transference in ownership of the negotiated securities. During the fiscal periods corresponding to the June 30, 2008 and December 31, 2007 semesters no non-compliances occurred.

## (6) Investments

| | | June | December |
|---|---|---|---|
| **Negotiable In Debt Titles** | | | |
| Internal public debt securities issued or guaranteed by the Nation: | | | |
| Treasury Securities | $ | 90,772.6 | 84,384.5 |
| Peace Solidarity Bonds (Bonos de Solidaridad para la Paz) | | 14,2 | 3,515.2 |
| Emcali Bond | | 18,666.3 | 19,487.5 |
| Debt reduction securities | | - | 13,520.2 |
| Tax Return Securities -TIDIS | | 1,658.5 | - |
| | | June | December |
| TES Law 546 | | 38.9 | 47.5 |
| | | **111,150.5** | **120,954.9** |
| External public debt securities issued or guaranteed by the Nation: | | | |
| República de Colombia Bonds | | 45,668.3 | 29,505.6 |
| **Securities issued, indorsed or guaranteed by FOGAFIN** | | 538.8 | 535.7 |
| **Securities issued by Banco de la República** | | 12.5 | - |
| **Mortgage bonds** | | | |



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| | | | | |
|---|---|---|---|---|
| Banco Davivienda | | 49.9 | | 203.8 |
| **Securities with credit content derived from subjacent tenure processes different to mortgage portfolio** | | | | |
| Autonomous equity, Fiduciaria Davivienda Securities | | 58.8 | | 60.0 |
| Cementos Andinos Securitisation Trust | | 35,094.8 | | 36,421.6 |
| | | 35,153.6 | | 36,481.6 |
| **Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:** | | | | |
| Term deposit certificates | | 22,414.4 | | 1,667.7 |
| Leasing Colombia Bonds | | 11,053.5 | | - |
| Corfinsura Bond | | 279.5 | | 279.0 |
| Leasing de Occidente Bonds | | 139.7 | | 139.9 |
| Leasing Corficolombiana Bonds | | 409.1 | | 407.0 |
| BBVA Bono | | - | | 24,637.1 |
| | | 34,296.2 | | 27,130.7 |
| **Securities issued by entities not controlled by the Superintendence of Finance:** | | | | |
| IPC Bavaria Bond | | - | | 1,692.4 |
| IPC 365 EPSA Bond | | 160.1 | | - |
| IPC Codensa Bond | | - | | 493.1 |
| IPC ISA Bond | | 139.2 | | 1,745.6 |
| IPC Alquería Bond | | 2,657.5 | | 2,658.6 |
| Coviandes S.A. Promissory Note | | 6,924.9 | | 6,411.3 |
| | | 9,881.7 | | 13,001.0 |
| **Securities issued, indorsed, guaranteed or accepted by foreign governments** | | | | |
| Treasury Bonds | | 3,770.7 | | - |
| **Total Negotiable Investments Debt Titles** | $ | **240,522.2** | $ | **227,813.3** |

| | June | December |
|---|---|---|
| **To maintain until Maturity** | | |
| **Internal public debt securities issued or guaranteed by the Nation** | | |
| Debt Reduction Securities | - | 40,191.8 |
| **Securities issued, indorsed or guaranteed by foreign banks** | | |
| Avantel | - | 282.1 |
| Other public debt securities | - | 994.3 |
| **Total to be held until maturity** | - | **41,468.2** |
| **Available for Sale in Debt Securities** | | |
| **External public debt securities issued or guaranteed by the Nation** | | |
| Treasury Securities | 98,512.9 | 42,847.9 |



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| | | | | |
|---|---|---|---|---|
| **Other Public Debt Securities** | | | | |
| IPC Acueducto de Bogotá Bond | | - | | 1,709.5 |
| **Securities of credit content derived from mortgage portfolio securitisation processes** | | | | |
| Titularizadora Colombiana Tips | | 9,222.0 | | 9,944.1 |
| **Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:** | | | | |
| Term Deposit Certificates | | 33,111.6 | | 62,399.9 |
| Bancolombia Bond | | 24,862.4 | | 9,609.4 |
| Leasing Colombia Bond | | 16,031.6 | | 29,700.6 |
| Leasing de Occidente Bond | | 5,043.7 | | 32,655.8 |
| **Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:** | | | | |
| Surenting S.A. Bond | | 3,506.2 | | 3,568.4 |
| Leasing Corficolombiana S.A. Bond | | 2,273.1 | | 2,177.1 |
| Subordinated IPC BBVA Bond | | 15,190.2 | | 15,158.6 |
| subordinated IPC – Leasing de Occidente S.A. Bond | | 6,357.8 | | 6,348.8 |
| Banco Centro Americano Integración Económica Bond | | 4,312.3 | | 4,490.0 |
| Titularizadora Colombiana Tips | | 56,597.6 | | 43,263.6 |
| | | 167,286.5 | | 209,372.2 |
| **Securities issued by entities not controlled by the Superintendence of Finance:** | | | | |
| Bonds Obligatorily Convertible in Stock | | 1,122.9 | | 1,766.5 |
| IPC Alquería Bond | | 5,315.0 | | 5,317.1 |
| IPC ISA Bonds | | - | | 169.4 |
| IPC NQS Bond | | 1,332.3 | | 1,468.3 |
| Notes Fiduciaria Corficolombiana Equity | | - | | 3,742.8 |
| | | June | | December |
| EEB Internacional Bond | | 34,888.3 | | 20,898.4 |
| TGI Internacional Bond | | 20,815.6 | | 10,756.3 |
| | | 63,474.1 | | 44,118.8 |
| **Total Available for Sale Debt Securities** | $ | 338,495.5 | $ | 307,992.5 |

**Investments Re-purchase Rights**

| | | | | |
|---|---|---|---|---|
| **Negotiable in Debt Securities** | | | | |
| **Internal public debt securities issued or guaranteed by the Nation:** | | | | |
| Treasury Securities | $ | 7,855.0 | $ | 47,199.4 |
| Peace Solidarity Bonds | | 2,687.0 | | 247.2 |
| Debt Reduction Securities | | 35,876.3 | | 20,522.7 |
| | | 46,418.3 | | 67,969.3 |



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| | | | | |
|---|---|---|---|---|
| **External public debt securities issued or guaranteed by the Nation:** | | | | |
| Treasury Securities | | - | | 15,667.7 |
| **Issued Securities, Indorsed, accepted or guaranteed by institutions under the control of the Superintendence of Finance:** | | | | |
| Term Deposit Certificates | | 5,154.2 | | - |
| Bancoldex Bonds | | - | | 12,073.3 |
| | | 5,154.2 | | 12,073.3 |
| **To be held until maturity** | | | | |
| **Internal public debt securities issued or guaranteed by the Nation** | | | | |
| Debt Reduction Securities | | 52,663.8 | | 9,780.5 |
| **Other public debt securities:** | | | | |
| Securities for the development of Agriculture and Cattle: | | | | |
| Class "A" | | 12,988.1 | | 12,592.9 |
| Class "B" | | 22,184.7 | | 20,517.2 |
| | | 35,172.8 | | 33,110.1 |
| **Available for sale in Debt Securities** | | | | |
| **Internal public debt securities issued or guaranteed by the Nation:** | | | | |
| Treasury Securities | | 268,334.7 | | 318,436.4 |
| **Other public debt securities:** | | | | |
| IPC Acueducto de Bogotá Bond | | 1,817.5 | | - |
| **Securities issued, indorsed, accepted or guaranteed by institutions under the control of the Superintendence of Finance:** | | | | |
| Leasing Colombia Bond | | 22,090.4 | | 19,095.8 |
| Leasing de Occidente S.A. Subordinated Bond | | - | | 202.6 |
| Leasing de Occidente S.A. Bond | | 7,361.9 | | - |
| Leasing Corficolombiana S.A. Bond | | 1,029.2 | | - |
| CDT Banco Red Colpatria | | 4,051.5 | | - |
| CDT IPC Banco Davivienda | | 700.2 | | 861.9 |
| CDT Leasing de Crédito | | 509.6 | | 617.7 |
| | | 35,742.8 | | 20,778.0 |
| **Securities issued by entities not under the vigilance of the Superintendence of Finance:** | | | | |
| IPC ISA Bond | | 172.9 | | - |
| **Total Investments Re-purchase Rights** | $ | 445,477.0 | $ | 477,815.3 |



Continue...

## Negotiable – Participative Securities

| | | June 2008 | | | |
|---|---|---|---|---|---|
| | | Social Capital | Particip. % | | Market Value |
| **In the Financial Sector** | | | | | |
| Banco de Occidente S.A. | $ | 4,110.8 | 0.26 | $ | 6,233.7 |
| **In Ordinary Common Funds** | | | | | 52,337.8 |
| . | | | | $ | 58,571.5 |

| | | December 2007 | | | |
|---|---|---|---|---|---|
| | | Social Capital | Particip. % | | Market Value |
| **In Real Sector Entities** | | | | | |
| Mineros S.A. | $ | 158,9.0 | 6.98 | $ | 44,646.8 |
| **In the Financial Sector** | | | | | |
| Banco de Occidente S.A. | $ | 4,110.8 | 0.26 | | 7,509.4 |
| | | | | $ | 52,156.2 |
| **In Ordinary Common Funds** | | | | | 35,960.6 |
| . | | | | $ | 88,116.8 |

## Investments Available for Sale Participative Securities with Low or Minimum Marketability

| | June 2008 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Equity Value | (*) | No. of Shares | Participation % | Acquisition cost | Adjusted cost | Market value | Valorisation | Devalorisation | Provision |
| Aerocali S A | 11,146.4 | 1 | 128,654 | 33.33% | 2,258.5 | 2,473.6 | 3,535.8 | 1,062.2 | - | - |
| Alimentos derivados de la Caña | 33,630.7 | 4 | 52,000 | 0.31% | 26.1 | 26.1 | 39.2 | 13.1 | - | - |
| Aquacultivos del Caribe S A | 8,092.9 | 6 | 106,000 | 5.47% | 658.8 | 477.4 | 477.4 | - | - | 477.4 |
| AV Villas (Acciones Preferenciales) | 586,757.7 | 2 | 20,763 | 0.01% | 27.5 | 76.8 | 46.9 | - | - | 29.9 |
| Banco Corficolombiana Panamá S A | USD$6.088.8 | 1 | 6,019,000 | 100.00% | 12,126.80 | 11,574.6 | 11,709.0 | 134.4 | - | - |
| | Equity Value | (*) | No. of shares | Participation % | Aculsition Cost | Adjusted cost | Market value | Valorisation | Desvalorisation | Provision |
| Bladex S A | - | 1 | 2,070 | 0.00% | 40.4 | 39.5 | 73.7 | 34.2 | - | - |
| C.I. Yumbo S A | 26,127.1 | 3 | 11,001 | 0.10% | 12.7 | 11.3 | 19.6 | 8.3 | - | - |
| Cámara de Compensación de Divisas de Colombia S A. | 1,668.1 | 3 | 79,687,500 | 3.19% | 79.7 | 79.7 | 53.2 | - | 26.5 | |
| Cámara de Riesgo Central de Contraparte de Colombia S A (b) | - | - | 312,744,041 | - | 312.7 | 312.7 | | - | - | - |
| Caribú Internacional S A. | | - | 782,278,588 | 0.00% | 782.3 | 782.3 | 782.3 | - | - | 782.3 |
| Casa de Bolsa CorficolombianaS A. | 10,433.5 | 1 | 1,584,053 | 94.50% | 4,286.5 | 10,557.8 | 9,992.6 | - | 565.2 | - |
| Cine Colombia S.A. | 6,775.6 | 2 | 284,057 | 0.45% | 776.5 | 776.5 | 828.4 | 51.9 | | |
| Colombiana de Extrusión S A Extrucol | 17,608.1 | 2 | 315,420 | 20.00% | 2,526.0 | 1,784.8 | 3,545.8 | 1,761.0 | - | - |
| Colombiana de Licitaciones y Concesiones Ltda | 30,657.9 | 2 | 1,964,422 | 99.99% | 16,836.1 | 20,437.2 | 30,657.9 | 10,220.7 | - | - |
| Colombina S A | 332,095.4 | 3 | 32,683,321 | 7.59% | 10,184.1 | 14,823.6 | 25,202.9 | 10,379.3 | - | - |
| Compañía Aguas de Colombia | 5,857.4 | 4 | 560,000 | 20.00% | 448.4 | 1,096.7 | 1,171.4 | 74.7 | - | - |
| Concesionaria Tibitoc S A | 45,136.8 | 3 | 9,086,933 | 33.33% | 12,799.5 | 9,822.7 | 14,571.7 | 4,749.0 | - | - |
| Corporación Andina de Fomento | US$4,211.2 | 3 | 12 | 0.00% | 287.2 | 168.3 | 285.5 | 117.2 | - | - |
| Cov andes S A | 113,925.1 | 4 | 68,002 | 0.25% | 237.4 | 92.8 | 272.9 | 129.0 | - | - |
| Deposito Central de Valores-Deceval | 52,186.1 | 1 | 16,781 | 3.67% | 822.1 | 1,385.0 | 1,921.1 | 536.1 | - | - |



Continue...

| | Equity Value | (*) | No.of shares | Participation % | Acquisition cost | Adjusted cost | Market value | Valorisation | Devalorisation | Provision |
|---|---|---|---|---|---|---|---|---|---|---|
| Estudios Proyectos e Inversiones de los Andes S A | 94,425.7 | 2 | 31,665,997 | 94.87% | 52,437.5 | 40,980.3 | 89,585.9 | 48,605.6 | - | - |
| Eternit Colombiana S A | 51,512.5 | 3 | 99,850 | 0.26% | 138.8 | 69.6 | 132.1 | 62.5 | - | - |
| Empresa de Energia de Bogotá | 6,471,269.7 | 3 | 3,271,505 | 3.81% | 211,953.5 | 211,953.5 | 245,793.4 | 33,839.9 | - | - |
| Fiduciaria Corficolombiana S A. | 30,308.1 | 1 | 18,774,477 | 94.50% | 25,427.4 | 19,659.0 | 28,641.2 | 8,982.2 | - | - |
| Fiduciaria Occidente S. A. | 59,782.9 | 3 | 606,494 | 4.44% | 1,840.9 | 1,762.9 | 2,672.8 | 909.9 | - | - |
| Futbolred.com S A. | 336.4 | 5 | 120,000 | 35.67% | 361.6 | 361.6 | 361.6 | - | - | 361.6 |
| Gas Natural S A E S P. | 551,370.1 | 1 | 621,866 | 1.68% | 27796.8 | 27,796.8 | 29,658.6 | 1,861.8 | - | - |
| Gasoducto del Tolima S A. | 14,341.1 | 4 | 230,711 | 5.80% | 305.7 | 305.7 | 832.3 | 526.6 | - | - |
| Hoteles Estelar de Colombia S A. | 147,293.5 | 1 | 24,920,837 | 84.91% | 71,824.8 | 43,697.2 | 125,156.7 | 81,459.5 | - | - |
| Inducarbón | | - | 2,528 | 0.09% | - | 1.1 | 1.1 | - | - | 1.1 |
| Industria Colombo Andina-Inca S.A. | 24,308.9 | 4 | 1,985,607 | 0.67% | 44.3 | 43.9 | 147.9 | 104.0 | - | - |
| Industrias Lehner S A | 24,145.3 | 3 | 24,111,860 | 49.83% | 12,652.8 | 12,652.8 | 11,926.6 | - | 726.2 | - |
| Jardin Plaza S.A. | 35,030.3 | 3 | 888,000 | 17.76% | 10,031.1 | 10,031.1 | 11,973.6 | 1,942.5 | - | - |
| Leasing de Occidente S.A. | 184,982.7 | 1 | 369,327,644 | 45.24% | 56,009.2 | 66,843.7 | 83,688.6 | 16,844.9 | - | - |
| Leasing Corficolombiana S.A. | 60,812.9 | 1 | 116,879,250 | 94.50% | 34,841.6 | 40,916.2 | 57,468.2 | 16,552.0 | - | - |
| Lloreda S A. | 144,608.7 | 3 | 419,990,393 | 56.26% | 65,955.6 | 131,324.0 | 131,324.0 | - | 32,572.4 | 98,751.6 |
| Mavalle S A | 7,395.4 | 1 | 30,000 | 3.75% | 257.3 | 257.3 | 273.4 | 16.1 | | |
| Metrex S A. | 8,376.7 | 3 | 321,782 | 10.11% | 168.4 | 168.4 | 380.7 | 212.3 | - | - |
| Organización Pajonales S A | 86,779.4 | 1 | 1,195,880 | 94.99% | 24,757.9 | 33,758.9 | 82,435.3 | 48,676.4 | - | - |
| Petróleos Colombianos Limited | - | 7 | 17,107 | 0.05% | 111.4 | 95.4 | 95.4 | - | - | 95.4 |
| Petróleos Nacionales S A. | - | 9 | 6,235,383 | 19.54% | - | 257.3 | 257.3 | - | - | 257.3 |
| Pizano S A | 193,601.0 | 3 | 23,327,594 | 36.00% | 31,503.4 | 27,591.9 | 27,591.9 | - | - | 2,537.1 |
| Plantaciones Unipalma de los Llanos S A | 58,557.5 | 1 | 1,054,175,677 | 54.53% | 19,174.3 | 13,604.0 | 31,931.0 | 18,327.0 | - | - |
| Proinversiones S A | 1,354.7 | 3 | 437,266 | 3.02% | 9.6 | 9.6 | 9.6 | - | - | 3.8 |
| Promisión Celular S A. Promicel | 6,244.1 | 4 | 4,680,420 | 16.64% | 5,642.5 | 4,803.8 | 1,386.3 | - | 3,417.5 | - |
| Promotora de Inversiones Ruitoque S A | 41.8 | 3 | 43,289,334 | 3.03% | 703.7 | 747.8 | 747.8 | - | - | 184.8 |
| Promotora la Enseñanza S A. (a) | | - | 490,042 | 2.45% | | 69.8 | 69.8 | - | - | 69.8 |
| Promotora la Alborada S A. (a) | | - | 991,383,354 | 1.83% | | 316.3 | 316.3 | - | - | 316.3 |
| Promotora y Comercializadora Turística Santamar S.A. | 16,426.4 | 3 | 320,989,826 | 84.55% | 10,973.4 | 9,498.6 | 9,498.6 | - | - | 2,914.6 |
| Proyectos de Infraestructura S A. | 105,564.0 | 2 | 34,389,667 | 88.25% | 105,204.7 | 68,375.9 | 100,280.5 | 31,904.6 | - | - |
| Sociedad de Inversiones en Energía S A. | 1,318,665.0 | 3 | 14,485,627 | 7.84% | 21,174.6 | 18,985.4 | 68,002.8 | 49,017.4 | - | - |
| Sociedad Hotelera Cien Internacional S A | 16,669.6 | 3 | 133,393 | 0.39% | 60.9 | 58.4 | 65.7 | 7.3 | - | - |
| Sociedad Transportadora de Gas del Oriente S A | 34,431.4 | 1 | 18,534,891 | 20.00% | 3,705.6 | 4,677.5 | 6,891.1 | 2,213.6 | - | - |
| Tejidos Sintéticos de Colombia S A. | 21,212.3 | 1 | 52,786,049 | 94.99% | 13,648.7 | 15,688.9 | 20,149.5 | 4,460.6 | - | - |
| Textiles el Espinal S A. | 35,051.9 | 2 | 7,107,259 | 8.56% | 2399.1 | 2,399.1 | 2,399.1 | - | - | 1,439.6 |
| Valle Bursátiles | 754.6 | 1 | 509,277 | 5.05% | 34.7 | 31.2 | 39.0 | 7.8 | - | - |
| Valora S A. | 23,635.1 | 1 | 136,998,310 | 94.95% | 22,110.9 | 19,247.9 | 25,984.2 | 6,736.3 | - | - |
| Valores de Occidente S. A | 4,241.6 | 3 | 1,162,713 | 48.99% | 2,357.3 | 2,257.4 | 1,472.3 | - | 785.1 | - |
| Ventas y Servicios S A | 1,657.9 | 3 | 64,599 | 19.90% | 232.6 | 219.8 | 330.2 | 110.4 | - | - |
| Provisión General de Inversiones | | | | | | | | - | - | 419.6 |
| | | | | | | 908,319.4 | | $ 402,652.30 | $ 38,092.90 | $ 108,642.2 |

(a) They do not present equity value because the Corporation had no information updated to June 30, 2008, these investments are totally provisioned

(b) It does not present equity value because it is a recently created Company.

(*) Corresponds to the dates of the certificates used for the valuation of investments based on equity variations



Continue...

(1) Equity value as of May 30, 2008
(2) Equity value as of April 30, 2008
(3) Equity value as of April 30, 2008
(4) Equity value as of December 31, 2007
(5) Equity value as of September 30, 2007
(6) Equity value as of December 31, 2006
(7) Equity value as of May 31, 2006
(8) Equity value as of November 30, 2005
(9) Equity value as of December 31,1996

## With High and Medium Marketability

| | Social Capital | June 2008 No. of Shares | Particip. % | Acquisition Cost | Value in Stock Exchange (*) | Market Value |
|---|---|---|---|---|---|---|
| With high marketability | | | | | | |
| Tablemac S.A. | 35,557.6 | 3,019.057.079 | 11.88 | 4,226.6 | 10.31 | 19,986.2 |
| Enka de Colombia | 117,737.2 | 34.448.128 | | 1,963.3 | 15.10 | 327.2 |
| With Medium marketability | | | | | | |
| Promigas S.A. | 13,298.5 | 19,123.532 | 14.37 | $ 480,780.9 | 38,257.11 | $732,780.8 |
| Av Villas (Ordinary stock) | 22,473.1 | 45.677 | 0.00 | 140.4 | 3,539.79 | 163.5 |
| Mineros S.A.(**) | 58.9 | 18,275.422 | 6.98 | 50,257.4 | 2.500 | 45,688.5 |
| | | | | $ 485,007.5 | | $ 798,946.2 |
| Other Securities- Fibratolima | | | | | | $ 1,347.3 |

(*) Values expressed in Pesos per share
(**)In March 31, 2008 the investment was re-classified in Mineros S.A. from Negotiable Investment to Investment Available for Sale, once approved by the Board of Directors.

**TOTAL INVESTMENTS AVAILABLE FOR SALE** **$1,708,612.9**



Continue...

| | December 2007 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Equity Value | No. of shares | Participation | Acquisition cost (*) | Adjusted cost | Equity Value | (*) | Valorisation | Devalorisation | Provision |
| Aerocali S A | 14,247.3 | 126,654 | 33.33% | 2,258.5 | 3,356.8 | 3,356.8 | 1 | - | - | 3,356.8 |
| Alimentos derivados de la Caña | 32,191.5 | 52,000 | 0.31% | 26.1 | 26.1 | 35.9 | 3 | 9.9 | - | - |
| Aquacultivos del Caribe S A | 8,092.9 | 106,000 | 5.47% | 658.8 | 477.4 | 420.1 | 6 | - | - | 477.4 |
| AV Villas (Acciones Preferenciales) | 602,405 6 | 20,763 | 0.01% | 27.5 | 76.8 | 37.6 | 1 | - | 4.7 | 34.7 |
| Banco Corfivalle Panamá S A | USD$6.244.8 | 6,019,000 | 100.00% | 12,126.80 | 12,126.8 | 12,581.8 | 1 | 455.0 | - | - |
| Bladex S A | - | 2,070 | 0.00% | 40.4 | 41.4 | 78.4 | 1 | 37.0 | - | - |
| C I Yumbo S A | 25,348.9 | 11,001 | 0.10% | 12.7 | 11.3 | 18.9 | 3 | 7.6 | - | - |
| Cámara de Compensación de Divisas de Colombia S A | 1,938.1 | 79,687,500 | 3.19% | 79.7 | 79.7 | 61.8 | 2 | | 17.9 | |
| Cámara de Riesgo Central de Contraparte de Colombia S A (b) | - | 167,156,298 | 0.00- | 167.1 | 167.1 | - | - | - | - | - |
| Canbu Internacional S A (a) | | 782,278,588 | 0.00% | 782.3 | 782.3 | - | - | - | - | 782.3 |
| Casa de Bolsa CorficolombianaS A | 10,808.4 | 1,204,583 | 94.50% | 4,288.5 | 7,320.4 | 10,347.0 | 1 | 3,026.6 | - | - |
| Colombiana de Extrusión S A Extrucol | 18,942.4 | 315,420 | 20.00% | 2,526.0 | 1,784.8 | 3,715.9 | 2 | 1,931.1 | - | - |
| Colombiana de Licitaciones y Concesiones Ltda | 31,355.8 | 1,964,422 | 99.99% | 16,836.1 | 20,437.2 | 31,355.7 | 1 | 10,918.5 | - | - |
| Colombina S A | 295,724.5 | 32,683,321 | 7.59% | 10,184.1 | 14,823.6 | 22,442.6 | 3 | 7,619.0 | - | - |
| Compañía Aguas de Colombia | 5,745.3 | 560,000 | 20.00% | 448.4 | 1,096.7 | 1,096.7 | 4 | - | | 827.9 |
| Concesionaria Tibitoc S A | 45,789.7 | 9,088,933 | 33.33% | 12,799.5 | 9,822.7 | 14,789.4 | 1 | 4,966.7 | - | - |
| Corporación Andina de Fomento | USD3.692.7 | 12 | 0.00% | 287.2 | 176.2 | 272.1 | 8 | 95.9 | - | - |
| Cov'andes S A | 103,301.4 | 68,002 | 0.25% | 237.4 | 92.8 | 246.7 | 3 | 153.9 | - | - |
| Deposito Central de Valores-Deceval | 54,088.3 | 16,781 | 3.67% | 822.1 | 1,273.0 | 1,990.9 | 1 | 717.9 | - | - |
| Estudios Proyectos e Inversiones de los Andes S. A | 92,605.1 | 31,665,997 | 94.87% | 52,437.5 | 40,980.3 | 87,858 6 | 1 | 46,878.3 | - | - |
| Eternit Colombiana S A | 45,030.1 | 99,850 | 0.26% | 138.8 | 69.6 | 115.4 | 3 | 45.8 | - | - |
| Empresa de Energía de Bogotá (1) | 5,723,877.9 | 3,271,505 | 3.81% | 211,953.5 | 211,953.5 | 215,610.5 | 2 | 3,657.0 | - | - |
| Fiduciaria Corficolombiana S A | 29,650.1 | 18,774,477 | 94.50% | 25,427.4 | 19,659.0 | 28,019.4 | 1 | 8,360.4 | - | - |
| Fiduciaria Occidente S A | 58,205.5 | 606,494 | 4.44% | 1,840.9 | 1,762.9 | 2,602.8 | 1 | 839.9 | - | - |
| Futbolred com S A | 336.4 | 120,000 | 35.67% | 361.6 | 361.6 | - | 3 | - | - | 361.6 |
| Gas Natural S A E.S P. | 609,110.9 | 621,866 | 1.68% | 27,796.8 | 27,796.8 | 30,631.2 | 2 | 2,834.4 | - | - |
| Gasoducto del Tolima S A | 10,138.2 | 230,711 | 5.80% | 305.7 | 305.7 | 588.5 | 1 | 282.8 | - | - |
| Hoteles Estelar de Colombia S A | 130,188 6 | 24,920,837 | 84.91% | 71,824.8 | 43,697.2 | 110,632.4 | 1 | 66,935.2 | - | - |
| Huevos Oro Ltda | 10,902.3 | 1,133,593 | 99.99% | 11,283.5 | 11,197.4 | 10,902.4 | 2 | - | 295.1 | 4,331.7 |
| Inducarbón(a) | | 2,528 | 0.09% | - | 1.1 | 1.1 | 10 | - | - | 1.1 |
| Industria Colombo Andina-Inca S A | 23,309.3 | 1,985,607 | 0.67% | 44.3 | 43.9 | 147.6 | 3 | 103.7 | - | - |
| Industrias Lehner S A | 21,935.7 | 24,111,860 | 49.83% | 12,652.8 | 12,652.8 | 10,815.9 | 3 | - | 1,836.9 | - |
| Jard n Plaza S A | 33,817.7 | 888,000 | 17.76% | 10,031.1 | 10,031.1 | 11,778.5 | 3 | 1,747.4 | - | - |
| Leasing de Occidente S A | 170,374.5 | 345,435,408 | 45.24% | 56,009.2 | 61,381.2 | 77,079.6 | 1 | 15,698.5 | - | - |
| Leasing Corficolombiana S A | 53,815.7 | 109,394,977 | 94.50% | 34,841.6 | 37,116.5 | 53,816.5 | 1 | 16,700.0 | - | - |
| Lloreda S A | 145,664.8 | 419,990,393 | 56 26% | 65,955.6 | 131,324.0 | - | 1 | - | 32,572.4 | 98,751.6 |
| Mavalle S A | 7,158.1 | 30,000 | 3.75% | 257.3 | 257.3 | 264.4 | 3 | 7.1 | | |
| Metrex S A | 8,164.3 | 321,782 | 10.11% | 168.4 | 168.4 | 359.2 | 3 | 190.8 | - | - |
| Organización Pajonales S A | 73,822.9 | 1,060,813 | 94.99% | 24,757.9 | 24,757.9 | 70,126.5 | 3 | 45,368.6 | - | - |
| Petroleos Colombianos Limited (a) | - | 17,107 | 0.05% | 111.4 | 99.9 | - | 9 | - | - | 99.9 |
| Petroleos Nacionales S A (a) | - | 8,235,383 | 19.54% | - | 257.3 | - | 11 | - | - | 257.3 |
| Pizano S A | 186,781.3 | 23,327,594 | 36.00% | 31,503.4 | 27,591.9 | 27,591.9 | 3 | - | - | 2,537.1 |
| Plantaciones Unipalma de los Llanos S A | 48,486.0 | 1,054,175,677 | 54.53% | 19,174.3 | 12,665.8 | 26,439.0 | 2 | 13,773.2 | - | - |
| Proinversiones S A | 2,994.9 | 437,266 | 3.02% | 9.6 | 9.6 | 9.6 | 3 | - | - | 3.8 |



Continue...

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Promisión Celular S A. Promicel | 16,359.4 | 4,680,420 | 16.64% | 5,642.5 | 4,803.8 | 3,067.6 | 8 | - | 1,736.2 | - |
| Promotora de Inversiones Ruitoque S A | 41.4 | 43,289,334 | 3.03% | 703.7 | 747.8 | 747.8 | 4 | - | | 281.4 |
| Promotora la Enseñanza S A (a) | | 490,042 | 2.45% | | 69.8 | - | - | | | 69.8 |
| Promotora la Alborada S A (a) | | 991,383,354 | 1.83% | | 316.3 | - | - | | | 316.3 |
| Promotora y Comercializadora Turística Santamar S A | 15,994.7 | 320,989,826 | 84.55% | 10,973.4 | 9,498.6 | 9,498.6 | 3 | - | - | 2,914.6 |
| Proyectos de Infraestructura S A | 89,678.4 | 34,389,667 | 88.25% | 105,204.7 | 68,375.9 | 89,316.6 | 1 | 20,940.7 | - | - |
| Sociedad de Inversiones en Energía S A | 366,298.8 | 14,485,627 | 10.31% | 21,174.6 | 18,985.4 | 40,558.8 | 2 | 21,573.4 | - | - |
| Sociedad Hotelera Cien Internacional S A | 17,291.5 | 133,393 | 0.39% | 60.9 | 58.4 | 68.1 | 3 | 9.7 | - | - |
| Sociedad Transportadora de Gas del Oriente S A | 49,257.7 | 18,534,891 | 20.00% | 3,705.6 | 4,023.3 | 9,860.3 | 3 | 5,837.0 | - | - |
| Tejidos Sintéticos de Colombia S A | 19,004.5 | 52,766,049 | 94.99% | 13,648.7 | 15,688.9 | 18,052.3 | 1 | 2,363.4 | - | - |
| Textiles el Espinal S.A | 35,675.1 | 7,107,259 | 8.56% | 2399.1 | 2,399.1 | 2,399.1 | 1 | - | - | 479.8 |
| Valle Bursátiles | 744.5 | 509,277 | 5.05% | 34.7 | 31.2 | 38.5 | 3 | 7.3 | - | - |
| Valora S A | 23,635.1 | 136,998,310 | 94.95% | 22,110.9 | 19,247.9 | 24,078.9 | 2 | 4,831.0 | - | - |
| Valores de Occidente S A | 2,947.2 | 1,162,713 | 48.99% | 2,357.3 | 2,257.4 | 1,326.2 | 3 | | 931.2 | - |
| Ventas y Servicios S A | 1,827.7 | 64,599 | 19.90% | 232.6 | 219.8 | 363.9 | 3 | 144.1 | - | - |
| Provisión General de Inversiones (2) | | | | | | | | - | - | 419.6 |
| | | | | | $ 896,839.40 | | | $ 309,068.80 | $ 37,394.4 | $ 116,304.7 |

(a) They do not present equity value because the Corporation had no information updated as of December 31, 2007, these investments are totally provisioned

(b) It does not present equity value because it is a recently created Company.

(*) Corresponds to the dates of the certificates used for the valuation of investments based on equity variations

(1) Equity value as of November 30, 2007
(2) Equity value as of October 31, 2007
(3) Equity value as of September 30, 2007
(4) Equity value as of August 31, 2007
(5) Equity value as of June 30, 2007
(6) Equity value as of December 31, 2006
(7) Equity value as of September 30, 2006
(8 Equity value as of June 30, 2006
(9) Equity value as of May 31, 2006
(10) Equity value as of November 30, 2005
(11) Equity value as of December 31, 1996

## With High and Medium Marketability

| | December 2007 | | | | | |
|---|---|---|---|---|---|---|
| | Social Capital | No. of Shares | Particip. % | Acquisition Cost | Value in Stock Exchange (*) | Market Value |
| With high marketability | | | | | | |
| Tablemac S.A. | 35,557.6 | 3,019.057.079 | 11.88 | 4,226.6 | 10.31 | 31,126.5 |
| Enka de Colombia(2) | 62,597.7 | 34.448.128 | | 1,963.3 | 15.10 | 520.2 |
| With Medium Marketability | | | | | | |
| Promigas S.A. | 13,198.5 | 19,123.532 | 14.37 | $ 480,780.9 | 38,257.11 | $731,611.1 |
| Av Villas (Ordinary Shares (3) | 22.473.1 | 45.677 | 0.00 | 140.4 | 3,539.79 | 161.7 |
| | | | | $ 485,007.5 | | $ 763,419.5 |



Continue...

| | |
|---|---|
| Other Securities Fibratolima | $ 1,347.3 |
| (*) Values expressed in Pesos per share | |

| | |
|---|---|
| **TOTAL INVESTMENTS AVAILABLE FOR SALE** | **$1,661,606.2** |

(1) In December 26, 2007, the merger of the Corporation with Proyectos de Energía S.A. as part of the assets the Corporation received 2.017.721 shares of Empresa de Energía de Bogotá for $134.493.7 (See note 3)
(2) In October 2007 Enka de Colombia investment changed its marketability from no quotation to high marketability, the re-classification generated an income for provision refund of $1,172.3
(3) In September 2007 the Banco AvVillas investment changed its marketability from low marketability to medium marketability; re-classification generated no effects in the result statement of this semester.

There are no economic or legal restrictions on investments.

The Corporation evaluated and qualified under credit risk all the investments in participative securities, except for investments made in securities classified as high and medium marketability by the Superintendence of Finance. The result was as follows:

| | Rating | | Provision for Credit Risk | |
|---|---|---|---|---|
| | June | December | June | December |
| Aerocali S.A. | A | D | $ - | $ 3,356.8 |
| Alimentos derivados de la Caña S.A | A | A | - | - |
| Aquacultivos del Caribe S.A. | E | E | 477.4 | 477.4 |
| AV Villas | A | A | - | - |
| Banco Corfivalle (Panamá) S.A. | A | A | - | - |
| Bladex S.A. | A | A | - | - |
| C.I. Yumbo S.A. | A | A | - | - |
| Caribú Internacional S.A. | E | E | 782.3 | 782.3 |
| Cámara de Compensación de Divisas de Colombia S.A. | A | A | - | - |
| Cámara de Riesgo Central de Contraparte de Colombian S.A. | A | A | | |
| Casa de Bolsa Corficolombiana S.A. | A | A | - | - |
| Cine Colombia S.A. | A | - | - | - |
| Colombiana de Extrusión S.A. Extrucol | A | A | - | - |
| Colombiana de Concesiones y Licitaciones Ltda. | A | A | - | - |
| Colombina S.A. | A | A | - | - |
| Compañía Aguas de Colombia | A | C | - | 827.9 |
| Concesionaria Tibitoc S.A. | A | A | - | - |
| Corporación Andina de Fomento | A | A | - | - |
| Coviandes S.A. | A | A | - | - |
| Depósito Central de Valores- Deceval | A | A | - | - |
| Estudios Proyectos e Inversiones de los Andes S.A. | A | A | - | - |
| Eternit Colombiana S.A. | A | A | - | - |
| Empresa de Energía de Bogotá | A | A | - | - |
| Fiduciaria Corficolombiana S.A. | A | A | - | - |
| Fiduciaria de Occidente S.A. | A | A | - | - |
| Futbolred.com S.A. | E | E | 361.6 | 361.6 |
| Gas Natural S.A. E.S.P. | A | A | - | - |
| Gasoducto del Tolima S.A. | A | A | - | - |
| Hoteles Estelar de Colombia S.A. | A | A | - | - |
| Huevos Oro Ltda. | - | C | - | 4,331.7 |
| Inducarbón | E | E | 1.1 | 1.1 |
| Industria Colombo Andina-Inca S.A. | A | A | - | - |
| Industrias Lehner S.A. | A | A | - | - |
| Jardín Plaza S.A. | A | A | - | - |
| Leasing de Occidente S.A. | A | A | - | - |
| Leasing Corficolombiana S.A. | A | A | - | - |
| Lloreda S,A. | D | D | 98,751.6 | 98,751.6 |



Continue...

| | | | | |
|---|---|---|---|---|
| Mavalle S.A. | A | A | - | - |
| Metrex S.A. | A | A | - | - |
| Organización Pajonales S.A. | A | A | - | - |
| Petróleos Colombianos Limited | E | E | 95.4 | 99.9 |
| Petróleos Nacionales S.A. | E | E | 257.3 | 257.3 |
| Pizano S.A. | B | B | 2,537.1 | 2,537.1 |
| Plantaciones Unipalma de los Llanos S.A. | A | A | - | - |
| | June | December | June | December |
| Proinversiones S.A. | C | C | 3.8 | 3.8 |
| Promisión Celular S.A. Promicel | A | A | - | - |
| Promotora de Inversiones Ruitoque S.A. | C | C | 184.8 | 281.4 |
| Promotora y Comercializadora Turística Santamar S.A. | C | C | 2,914.6 | 2,914.6 |
| Promotora la Alborada S.A. | E | E | 316.3 | 316.3 |
| Promotora la Enseñanza S.A. | E | E | 69.8 | 69.8 |
| Proyectos de Infraestructura S.A. | A | A | - | - |
| Sociedad de Inversiones en Energía S.A. | A | A | - | - |
| Sociedad Hotelera Cien Internacional S.A. | A | A | - | - |
| Sociedad Transportadora de Gas del Oriente S.A. | A | A | - | - |
| Tejidos Sintéticos de Colombia S.A. | A | A | - | - |
| Textiles el Espinal S.A. | D | B | 1,439.6 | 479.8 |
| Valle Bursátiles | A | A | - | - |
| Valora S.A. | A | A | - | - |
| Valores de Occidente S.A. | A | A | - | - |
| Ventas y Servicios | A | A | - | - |
| | | | 108,192.7 | 115,850.4 |
| Participative securities provision market risk | | | 29.9 | 34.7 |
| Investments general provision | | | 419.6 | 419.6 |
| | | | 108,642.2 | 116,304.7 |
| Mixed Securities provision Fibratolima | | | 1,347.3 | 1,347.3 |
| Debt Securities provision | | | 3,279.5 | 7,607.9 |
| TOTAL PROVISIONS | | | 113,269.0 | 125,259.9 |

**Investments Provision**

| | | |
|---|---|---|
| Initial Balance | $ 125,259.9 | $ 142,168.2 |
| Plus: | | |
| Provision charged to expenses of the term | 1,778.7 | 2,244.3 |
| Adjustment in change | - | 2.4 |
| | 127,038.6 | 144,414.9 |
| Minus: | | |
| Provision restitutions | 8,997.1 | 19,155.0 |
| Adjustment in change | 4.5 | - |
| For Huevos Oro Ltda sale | 4,331.6 | - |
| For Sale of Incelt Bond | 436.4 | - |
| Final balance | $113,269.0 | $ 125,259.9 |



Continue...

Investments maturity is as follows:

**PORTFOLIO MATURITY JUNE 30, 2008**

| CONSOLIDATED PORTFOLIO | FROM 0 TO 30 DAYS | FROM 31 TO 60 DSYS | FROM 61 TO 90 DSAYS | FROM 91 TO 180 DAYS | FROM 181 TO 360 DAYS | MORE THAN 360 SAYS | General Total |
|---|---|---|---|---|---|---|---|
| Negotiable | 2,219 | 543 | 310 | 2,701 | 55,581 | 230,741 | 292,095 |
| Available | - | 3,564 | 5,530 | 5,044 | 1,543 | 628,884 | 644,564 |
| At maturity | 4,340 | 203 | 536 | 8,319 | 21,775 | 52,664 | 87,837 |
| **General Total** | **6,559** | **4,310** | **6,375** | **16,063** | **78,899** | **912,288** | **1,024,495** |

| FORWARD COMPRA TITULOS CONSOLIDADO | FROM 0 TO 30 DAYS | FROM 31 TO 60 DAYS | FROM 61 TO 90 DAYS | FROM 91 TO 180 DAYS | FROM 181 TO 360 DAYS | MORE THAN 360 DAYS | General Total |
|---|---|---|---|---|---|---|---|
| RIGHTS | 52,826 | - | - | - | - | - | 52,826 |
| OBLIGATION | -52,835 | - | - | - | - | - | -52,835 |
| **TOTAL** | **-10** | - | - | - | - | - | **-10** |

| CONSOLIDATED FORWARD SECURITIES SALE | FROM 0 TO 30 DAYS | FROM 31 TO 60 DAYS | FROM 61 TO 90 DAYS | FROM 91 TO 180 DAYS | FROM 181 TO 360 DAYS | MORE THAN 360 DAYS | General Total |
|---|---|---|---|---|---|---|---|
| RIGHTS | 5,827.8 | - | - | - | - | - | 5,827.8 |
| OBLIGATION | -5,828.3 | - | - | - | - | - | -5,828.3 |
| **TOTAL** | **-1** | - | - | - | - | - | **-1** |

| FORWARD FOREIGN EXCHANGE PURCHASE | FROM 0 TO 30 OSAYS | FROM TO 60 DAYS | FROM 61 TO 90 DAYS | FROM 91 TO 180 DAYS | FROM 181 TO 360 DAYS | MORE THAN 360 DAYS | General Total |
|---|---|---|---|---|---|---|---|
| RIGHTS | 2,094,345.9 | 149,371.5 | 95,301.5 | 68,906.6 | 138,005.6 | 511.5 | 2,546,442.6 |
| OBLIGATION | -1,941,564.3 | -146,757.6 | -90,466.4 | -67,762.8 | -137,198.7 | -483.5 | -2,384,233.3 |
| **TOTAL** | **152,781.7** | **2,614.0** | **4,835.0** | **1,143.7** | **806.9** | **28.0** | **162,209.3** |

| FORWARD FOREIGN EXCHANGE SALE | FROM 0 TO 30 DAYS | FROM 31 TO 60 DAYS | FROM 61 TO 90 DAYS | FROM 91 TO 180 DAYS | FROM 181 TO 360 DAYS | MORE THAN360 DAYS | General Total |
|---|---|---|---|---|---|---|---|
| RIGHTS | 1,465,144.3 | 434,775.7 | 205,379.5 | 388,355.6 | 185,718.5 | 2,610.4 | 2,681,984.1 |
| OBLIGATION | -1,596,213.1 | -455,772.7 | -214,406.9 | -392,022.4 | -194,217.5 | -2,461.5 | -2,855,094.2 |
| **TOTAL** | **-131,068.9** | **-20,997.0** | **-9,027.4** | **-3,666.8** | **-8,499.0** | **148.9** | **-173,110.1** |

| PORTFOLIO DECEMBER 31, 2007 | FROM 0 TO 30 DAYS | FROM 31 TO 60 DAYS | FROM 61 TO 90 DAYS | FROM 91 TO 180 DAYS | FROM 181 TO 360 DAYS | MORE THAN 360 DAYS | General Total |
|---|---|---|---|---|---|---|---|
| Negotiable | 100,236 | - | - | 1,669 | 3,364 | 218,254 | 323,523 |
| Available | - | 50 | - | 14,177 | 34,348 | 598,632 | 647,207 |
| At Maturity | 9,560 | - | - | 11,165 | 13,380 | 49,972 | 84,077 |
| **General Total** | **109,796** | **50** | - | **27,011** | **51,093** | **866,858** | **1,054,808** |
| | | | | | | | |
| CONSLIDATED FORWARD PURCHASE SECURITIES | FROM 0 TO 30 DAYS | FROM 31 TO 60 DAYS | FROM 61 TO 90 DAYS | FROM 91 TO180 DAYS | FROM 181 TO 360 DAYS | MORE THAN 360 DAYS | General Total |
| RIGHTS | 84,413 | - | - | - | - | - | 84,413 |
| OBLIGATION | -84,498 | - | - | - | - | - | -84,498 |
| **TOTAL** | **-85** | - | - | - | - | - | **-85** |
| | | | | | | | |
| | | | | | | | |
| CONSOLIDATED FORWARD SALE SECURITIES | FROM 0 TO 30 DAYS | FROM 31 TO 60 DAYS | FROM 61 TO 90 DAYS | FROM 91 TO 180 DAYS | FROMDE 1 TO 360 DAYS | MORE THAN 360 DAYS | General Total |
| RIGHTS | -201,811.9 | - | - | - | - | - | -201,811.9 |



Continue...

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| OBLIGATION | 202.530.5 | - | - | - | - | - | 202,530.5 |
| TOTAL | 719 | - | - | - | - | - | 719 |
| | | | | | | | |
| | | | | | | | |
| **FORWARD FOREIGN EXCHANGE PURCHASE** | **FROM 0 TO 30 DAYS** | **FROM 31 TO 60 DAYS** | **FROM 61 TO 90 DAYS** | **FROM 91 TO 180 DAYS** | **FROM 181 TO 360 DAYS** | **MORE THAN 360 DAYS** | **General Total** |
| RIGHTS | 1,063.208.0 | 97,190.7 | 124,905.0 | 239,930.9 | 79,794.0 | - | 1,605.028.8 |
| OBLIGATION | -1,060.613.9 | -101,690.4 | -125,524.7 | -237,526.2 | -79,505.54 | - | -1,604.860.9 |
| **TOTAL** | **2,594.1** | **-4,499.6** | **619.7** | **2,404.7** | **288.6** | **-** | **168.0** |
| | | | | | | | |
| **FORWARD FOREIGN EXCHANGE SALE** | **FROM 0 TO 30 DAYS** | **FROM 31 TO 60 DAYS** | **FROM61 TO 90 DAYS** | **FROM 91 TO 180 DAYS** | **FROM 181 TO 360 DAYS** | **MORE THAN 360 DAYS** | **General total** |
| RIGHTS | 1,230.388.9 | 95,163.9 | 328,636.4 | 153,261.2 | 121,411.0 | 1,705.1 | 1,930.566.4 |
| OBLIGATION | -1,221.287.9 | -94,296.5 | -312,105.0 | -153,309.0 | -120,314.4 | -1,704.5 | -1,903,017.3 |
| **TOTAL** | **9,101.0** | **867.4** | **16,531.4** | **-47.8** | **1,096.6** | **0.6** | **27,549.1** |

## (7) Acceptances and Derivatives

| | | June | December |
|---|---|---|---|
| Cash operation rights | $ | 173,306.7 | 101,835.3 |
| Cash operation obligations | | (175,540.7) | (101,917.0) |
| Forward operation rights | | 4,993,480.3 | 3,653,180.2 |
| Forward operation obligations | | (5,003,634.5) | (3,625,071.0) |
| Future sale rights | | 120,280.0 | 67,456.2 |
| Future sale obligations | | (118,803.1) | (67,200.7) |
| Swap Rights | | 490,069.1 | 475,707.0 |
| Swap Obligations | | (490,324.8) | (471,249.9) |
| Call Profit on foreign currency | | (13.0) | 59,1 |
| Put Loss on foreign currency | | - | (22,9) |
| | $ | (11,180.0) | 32,776.3 |

The Corporation has defined that it has to cover its risk due to the difference in change generated by its own position (assets less liabilities in foreign currency), what leads to make coverage operations by means of carrying out futures contracts and operations with by-products, when the market situation is worth it.



Continue...

## List of comparative average balances on obligations, rights, profit and loss

| | Jun-08 | | | | Dec-07 | | | |
|---|---|---|---|---|---|---|---|---|
| | Sale | Variation % | Purchase | Variation % | Sale | Variation % | Purchase | Variation % |
| **Rights** | | | | | | | | |
| Foreign .Exchange | 2,836,318.9 | 30.22% | 2,458,247.9 | 33.45% | 2,178,153.7 | 17.82% | 1,842,087.0 | 13.74% |
| Securities | 19,418.7 | -89.58% | 14,741.0 | -91.21% | 186,301.6 | -24.05% | 167,676.4 | 3.57% |
| | 2,855,737.6 | | 2,472,989 | | 2,364,455.3 | | 2,009,763.4 | |
| **Obligations** | | | | | | | | |
| Foreign Exchange | 2,772,332.9 | 29.39% | 2,498,845.1 | 35.51% | 2,142,583.2 | 22.23% | 1,844,028.1 | 11.39% |
| Securities | 19,410.9 | -89.53% | 14,741.2 | -91.22% | 185,406.7 | -24.16% | 167,896.5 | 3.54% |
| | 2,791,743.8 | | 2,513,586.3 | | 2,327,989.9 | | 2,011,924.6 | |
| | Profit | | Loss | | Profit | | Loss | |
| Result monthly average | 102,385.4 | 365.85% | 97,369.7 | 471.98% | 21,978.4 | -71.80% | 17,023.3 | 100.00% |

They correspond to the average of monthly final balances Turing the semester.

Minimum and maximum terms oscillated between 3 and 365 days during fiscal terms ending on June 30, 2008 and December 31, 2007.

No limitations existed nor restrictions of any type for the execution of these contracts.

## (8) Accounts Receivable

| | | | |
|---|---|---|---|
| Other interest: | | | |
| Sold Inter-bank funds | $ | 0.1 | 0.1 |
| Loans to employees | | 15.9 | 13.4 |
| Sundry | | 310.0 | 637.4 |
| | $ | 326.0 | 650.9 |

### Other

| | | June | December |
|---|---|---|---|
| Dividends and participations (1) | $ | 20,646.7 | 6,108.9 |
| Leasing | | 306.6 | 277.0 |
| Sale of goods and services (2) | | 5,079.9 | 48,103.2 |
| Payments on account of clients | | 163.8 | 179.9 |
| Prepayments contracts and suppliers | | 0.8 | 9,040.7 |
| Advances to personnel | | 9.7 | 57.8 |
| Sales tax to be paid debit | | 2,919.8 | 1,980.0 |
| Sundry (3) | | 16,708.3 | 11,176.0 |
| | $ | 45,835.6 | 76,923.5 |

(1) As of June 30, 2008 this item included among other values, the following: Empresa de Energía de Bogotá for $9,117.0, Promigas for $4,617.0, Colombina S.A. for $1,279.6, Hoteles Estelar S.A. for $1,270.9, Gas Natural for $1,620.5, Mineros for $1,069.1, Colombiana de Extrusión for $685.7, Tablemac S.A. for $603.8. As of December 31, 2007 this item included among other values, the following: :Promigas for $4,360.1, Hoteles Estelar S.A. for $1,405.6.



Continue...

(2) As of June 30, 2008 this item included among other values, the following: Ingenio la Cabaña for $2,949.3, Inversiones Gaviria Restrepo for $823.7, Sain Ingenieros Constructores for $508.3, Skema Promotora S.A. for $508.3. As of December 31, 2007 this item included among other values: Interconexión Electrica S.A. for $38.000, Ingenio la Cabaña for $6,343.8.

(3) As of June 30, 2008 this item included among other values, the following: Currency Desk operations with the following clients: Fondo de Pensiones Obligatorias Horizonte for $6,580.3, Jp Morgan Chase Ny for $2,240.2, Banco de Crédito for $1,967.3, Fondo de Cesantias Horizonte for $1,454.8, BBVA Fiduciaria for $714.5, Fiduprevisora for $435.7, Ilko Colombia S.A. for $319.6, Fondo de Pensiones Voluntarias BBVA fpr $238.4, HSBC Fiduciaria for $222.4. As of December 31, 2007 this item included among other, the following values: Currency Desk operations with the following clients: Union Bank of Switzerland for $5,977.8, Bancolombia for$686.6, Montajes Morelco Ltda. for $321.3, Subfondo Bear Stearns & Co. Inc. for $169.6.

**Provision for Accounts Receivable**

| | | | |
|---|---|---|---|
| Initial balance | $ | 1,861.2 | 2,098.3 |
| Plus: | | | |
| Provision charged to commercial operation expenses | | 89.1 | 53.4 |
| | | 1,950.3 | 2,151.7 |
| Minus: | | | |
| Reimbursements of commercial provision | | 3.1 | 272.9 |
| Accounts receivable commercial penalised | | - | 17.6 |
| | $ | 1,947.2 | 1,861.2 |

## (10) Realizable Goods and Goods and received as dation in payment

**Goods received in Payment**

| | | | |
|---|---|---|---|
| Real estate | $ | 23.030,7 | 27,845.2 |
| Movables | | 2.460,4 | 2,460.4 |
| | | 25.491,1 | 30,305.6 |
| Minus Provision | | (20.846,3) | (24,687.5) |
| | $ | 4.644,8 | 5,618.1 |

**Goods not used in the social purpose**

| | | June | December |
|---|---|---|---|
| Land | $ | 585.9 | 585.9 |

The detail of goods received in payment, according to permanence time, is as follows:

| | | Between 1 and 3 years | Between 3 and 5 years | More than 5 years | Total | Provision |
|---|---|---|---|---|---|---|
| June 30, 2008 | | | | | | |
| Real Estate | $ | 122,9 | 318.1 | 22.589,7 | 23.030,7 | 18.385,9 |
| Movables | | 728.8 | 1.654.1 | 77.5 | 2.460,4 | 2.460,4 |
| | | 851.7 | 1.972.2 | 22.667.2 | 25.491.1 | 20.846.3 |
| December 31st, 2007 | | | | | | |
| Real Estate | $ | 448.7 | 2,984.0 | 24,412.5 | 27,845.2 | 22,227.1 |
| Movables | | 728.8 | 1,654.1 | 77.5 | 2.460.4 | 2.460.4 |
| | | 1.177.5 | 4.638.1 | 24.489.9 | 30.305.6 | 24.687.5 |



Continue...

The Administration considers that immobilisation and materiality of these assets shall not produce important negative effects on the financial statements. At present the Corporation is taking the necessary steps for realising these goods within the terms established by the Superintendence of Finance. In general terms, goods are in good condition; the necessary provisions have been constituted for those in a deteriorated condition.

The Corporation has appraisals and insurance policies for its goods.

**Provision for Goods Received in Payment**

| | | |
|---|---|---|
| Initial balance | $ 24.687,5 | $ 29,026.6 |
| Plus: | | |
| Provision charged to expenses of the period | 15.6 | 73.3 |
| | 24,703.1 | 29,099.9 |
| Minus: | | |
| Provision reimbursements | 18.3 | 17.2 |
| Use of goods received in payment sale | 3.838,5 | 4,395.2 |
| | $ 20.846,3 | $ 24.687,5 |

## (11) Property and Equipment

| | June | December |
|---|---|---|
| Land | $ 3,052.1 | $ 3,281.3 |
| Buildings | 11,077.5 | 11,544.2 |
| Equipment, furniture and fixtures | 8,823.7 | 9,084.3 |
| Computers | 9,081.2 | 8,929.4 |
| Vehicles | 720.0 | 903.8 |
| Mobilisation equipment (Lifts) | 360.7 | 360.7 |
| | 33,115.2 | 34,103.7 |
| Depreciations | | |
| Buildings | (6,948.5) | (6,855.0) |
| Equipment, furniture and fixtures | (7,360.6) | (7,553.6) |
| Computers | (8,562.0) | (8,477.1) |
| Vehicles | (294,3) | (297.0) |
| Mobilisation equipment and Machinery | (16.5) | ( 7.5) |
| | 23,181.9 | 23,190.2 |
| Total properties and equipment | $ 9,933.3 | $ 10,913.5 |
| Valorisations (*) | 26,503.9 | 20,541.8 |
| | $ 26,503.9 | $ 20,541.8 |

(*) As of June 30, 2008, this item included: valorisations of Fixed Assets for $25,737.0 and Art and Culture Goods for $766.9. As of December 31, 2007 this item includes valorisation of Fixed Assets for $19,774.9 and Art and Culture Goods for $766.9.

Total depreciation recorded as of June 30, 2008 and December 31, 2007 in expenses was of $590.6 and $ 632.5 respectively.



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The Corporation has maintained the necessary measures for the conservation and protection of its assets. As of June 30, 2008 and December 31, insurance policies existed to cover theft, fire, earthquake, riot, explosion, volcano eruption, low tension, loss or damages to offices and vehicles.

The Corporation has appraisals of its Real Estate Goods and no mortgage or ownership reserve on them exists, and they have not been transferred in collateral.

## (11) Other Assets

### Permanent Contributions

As of June 30, 2008 and December 31, 2007 permanent contributions in social clubs existed for $98.2 and $83.2 respectively.

### Early Expenses and Deferred Charges

Movement of early expenses and deferred charges during semesters ending on June 30, 2008 and December 31 of 2007 is as follows:

| | June | Amortisation | Charges | December |
|---|---|---|---|---|
| **Early Expenses** | | | | |
| Interest | $ 0.4 | $ 1.7 | $ 1.6 | $ 0.5 |
| Insurance | 105.6 | 1,762.7 | 1,548.3 | 320.0 |
| Maintenance of software | 25.2 | 4.0 | 27.5 | 1.7 |
| Commissions paid for by-products | 105.2 | 274.9 | 279.8 | 100.3 |
| Maintenance of computer software | 101.8 | 163.9 | 102.1 | 163.6 |
| Other | | | | |
| **Early Expenses** | 176.6 | 351.1 | 504.1 | 23.6 |
| **Deferred Charges:** | | | | |
| Organisation and pre-operatives | 46.6 | 12.2 | - | 58.8 |
| Refurbishing | 181.8 | 96.1 | - | 277.9 |
| Studies and projects | 43.4 | 246.3 | 167.8 | 121.9 |
| Software | 1,758.0 | 384.6 | 1,370.7 | 771.9 |
| Utensils and stationary | 46.0 | 39.3 | 60.9 | 24.4 |
| | June | Amortisation | Charges | December |
| Improvements to properties in leasing | 256.2 | 36.6 | - | 292.8 |
| Publicity and advertising | 350.0 | 122.1 | 8.8 | 463.3 |
| Taxes | 151.7 | 64.5 | 216.2 | - |
| Contributions and affiliations | 84.7 | 454.9 | 507.6 | 32.0 |
| Other | 6.2 | 49.7 | 55.9 | - |
| | $ 3,439.4 | $ 4,064.6 | $ 4,851.3 | $ 2,652.7 |

### Other

| | June | December |
|---|---|---|
| Loans to employees | $ 2,417.9 | $ 2,398.8 |
| Other loans to employees | 2.7 | 2.7 |
| Deposits in guaranty | 275.8 | 25.7 |
| Deposits in future agreements | 10,725.8 | 4,960.1 |



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| | | | |
|---|---|---|---|
| Art and cultural goods | | 266.8 | 266.8 |
| Rights in Trust (1) | | 44,193.5 | 45,117.1 |
| Sundry (2) | | 13,254.8 | 7,395.9 |
| | $ | 71,137.3 | $ 60,167.1 |

(1) Rights in Trusts

| | | | |
|---|---|---|---|
| Trust for real estate development | $ | 23,556.5 | $ 23,628.5 |
| Portfolio Administration Trust (*) | | 4,442.0 | 5,462.1 |
| Trust realisable goods and received in payment | | 15,674.4 | 15,680.9 |
| Property and Equipment Trust | | 345.6 | 345.6 |
| Other Trusts | | 175.0 | 0.0 |
| | $ | 44,193.5 | $ 45,117.1 |

(*) According with Assets, Liabilities and contracts' Transfer as of June 30, 2006, Autonomous B Equity Rights were transferred to Banco de Bogotá S.A. In the contract it was established that benefits or recoveries received in excess of the nominal value of the equity, discounted from the funding cost and administration, shall be for Corficolombiana. Taking into account that Banco de Bogota recovered the nominal value of this equity, it transferred to the Corporation Equity B rights. The amount of $7,170.8 was therefore recorded with counter entry to a deferred income that is being recorded as the fiduciary receives payments.

(2) As of June 30, 2008 this item included among others, the following values: Withholding at the source for $4,132.3, Surplus of prepayments and retentions for $9,093.4 and as of December 31, 2007 this item included among other values, the following: Revenue prepayment for $4,682.0, Withholding at source for $12.3, Prepayments and retention Surplus for $2,669.5 , Industry and Trade Prepayment for $28.5 , Petty Cash for $3.4

**Rating of Credits to employees**

The following is the detail of the rating of Credits to Employees and Former Employees:

| | June | | | | |
|---|---|---|---|---|---|
| | Housing Consumer | Interest | Total | Provision | Warranties |
| **Rating of Credits to Employees** | | | | | |
| A- Normal | $ 2.074.0 | $ 13.8 | $ 2,087.8 | $ - | $ 3,019.3 |

**Rating of Credits to Former Employees.**

| | June | | | | |
|---|---|---|---|---|---|
| | Housing Consumer | Interest | Total | Provision | Warranties |
| A- Normal | $ 300.0 | $ 2.2 | $ 302.2 | $ - | $ 290.5 |
| E- Non recoverable | 46.6 | 0.0 | 46.6 | $ 46.6 | $ 42.7 |
| | $ 346.6 | $ 2.2 | $ 348.8 | $ 46.6 | $ 333.2 |

| | December | | | | |
|---|---|---|---|---|---|
| | Housing Consumer | Interest | Total | Provision | Warranties |
| **Rating of Credits to Employees** | | | | | |
| A- Normal | $ 2.076.3 | $ 11.5 | $ 2,085.1 | $ - | $ 3,809.6 |



Continue...

$

**Rating of Credits to Former Employees.**

| | December | | | | |
|---|---|---|---|---|---|
| | Housing Consumer | Interest | Total | Provision | Warranties |
| A- Normal | $ 277.6 | $ 1.9 | $ 279.5 | $ - | $ 367.1 |
| D- Subnormal | 0.2 | 0.0 | 0.2 | - | 0.2 |
| E- Non recoverable | 47.3 | 0.0 | 47.3 | 39.8 | 80.1 |
| | $ 325.1 | $ 1.9 | $ 327.0 | $ 39.8 | $ 447.4 |

**Provision Other Assets**

| | June | December |
|---|---|---|
| Initial Balance | $ 21,808.4 | $ 22,910.5 |
| Plus: | | |
| Provision charged to expenses of the period | 21.1 | 113.3 |
| | 21,829.5 | 23,023.8 |
| Minus: | | |
| Provision Reimbursements other assets | 0.6 | 217.0 |
| Reimbursement other provisions | 431.2 | - |
| Use in sale rights trusts goods received in payment | 3.4 | 888.8 |
| Penalty Ex-employee Loans | - | 109.6 |
| Final balance | $ 21,394.3 | $ 21,808.4 |

**(12) Deposits and Current Liabilities**

| | | |
|---|---|---|
| Term Deposit Certificates: | | |
| Issued at less than 6 months | $ 276,798.3 | $ 157,088.9 |
| Issued equal to 6 months and less than 12 months | 307,731.3 | 249,453.4 |
| Issued equal or greater than 12 months | 213,874.0 | 299,521.2 |
| | 798,403.6 | 706,063.5 |
| Savings Accounts | 242,320.2 | 256,162.9 |

| | June | December |
|---|---|---|
| Special deposits | 88.1 | 226.0 |
| Banks and correspondents | 4,765.3 | 2,310.1 |
| Current liabilities bank services | 274.6 | 386.0 |
| | $ 5,128.0 | $2,922.1 |



Continue...

**(13) Inter-Bank Funds Purchased and Re-Purchase Agreements**

| | | |
|---|---|---|
| Interbank funds purchased | $ 11,134.0 | $ 92,837.0 |
| Transfer undertakings in repo operations closed | 376,957.9 | 451,779.6 |
| Transfer undertakings in simultaneous operations | 11,197.5 | - |
| Undertakings originated in positions in short of simultaneous operations | 36,134.3 | - |
| | $ 435,423.7 | $ 544,616.6 |

Rates used in these operations for the periods ending on June 30, 2008 and December 31, 2007, oscillated between 10.0% and 2.57% and between 9.77% and 8.17% respectively.

There were no restrictions or limitations on the aforementioned amounts.

**(14) Accounts Payable**

| | | |
|---|---|---|
| Taxes: | | |
| Industry and Trade | $ - | $ 110.8 |
| Stamp taxes | 0.7 | 1.4 |
| Extra charges and others | 5,074.8 | 5,156.8 |
| Rentals/leasings | 410.5 | 582.9 |
| Contribution on transactions | 15.3 | 12.2 |
| Promissory purchasers | 18.8 | 598.4 |
| Suppliers | 962.8 | 1,248.6 |
| Withholdings and labour contributions | 1,429.2 | 2,633.8 |
| Cheques drawn and not cashed | 139.3 | 154.0 |
| Sundry (1) | 13,728.2 | 3,602.1 |
| | $ 21,779.6 | $ 14,101.0 |

(1) As of June 30, 2008 this item included among other values, the following accounts payable for currency desk operations: Banco BBVA for $4,3410.6, Banco de Crédito for $2,563.9, Banco Davivienda for $2,728.5, JP Morgan Chase NY for $1,715.8 , Fondo de Cesantías Horizonte for $974.5.
As of December 31, 2007 this item included among other values: accounts payable for currency desk operations: JP. Morgan Chase NY for $353.0, BNP Paribas for $273.5, Citibank for$594.8, Interconexión Eléctrica for $369.1, Isagen for $116.4.

**(15) Other Liabilities**

**Consolidated Labour Obligations**

| | | |
|---|---|---|
| Consolidated severance | $ 232.8 | $ 272.7 |
| Interest on severance | 13.4 | 30.2 |
| | June | December |
| Consolidated vacations | 1,375.6 | 1,296.7 |
| Other social benefits | 322.2 | 315.9 |
| | $ 1,944.0 | $ 1,915.5 |



Continue...

**Retirement Pensions**

The actuarial calculation study is prepared according to the provisions of Decree 2783 of 2001, taking into account a DANE Rate of 8.832% and a discount Rate of 14.045%.

A person (man) who is a direct pensioner of the Corporation is part of the actuarial calculation.

Actuarial calculation is completely amortised.

| | | |
|---|---|---|
| Total amount of the actuarial calculation | $ 1,259.1 | $ 1,239.1 |
| Value pensions caused during the semester | 73.2 | 37.8 |
| Amortisation percentage | 100% | 100% |

**Early Income and Deferred Payments**

The movement of early income for the semesters ending on June 30, 2008 and December 31, 2007, is as follows:

**Early Income**

| | June | Charges | Payments | December |
|---|---|---|---|---|
| Commissions | $ 32.2 | $ 392.7 | $ - | $ 424.9 |
| Fees received for by-products | 112.3 | 9.6 | 38.3 | 83.6 |
| | $ 144.5 | $ 402.3 | $ 38.3 | $ 508.5 |

**Deferred Payments**

| | June | Charges | Payments | December |
|---|---|---|---|---|
| Profit in Sale of Assets | $ 595.4 | $ 904.0 | $ 332.8 | $ 1,166.6 |
| Autonomous Equity B to be amortised (1) | 4,087.4 | 23,562.6 | 22,542.4 | 5,107.6 |
| Other Deferred Payment | 165.0 | 342.7 | - | 507.7 |
| | $ 4,847.8 | $ 24,809.3 | $ 22,875.2 | $ 6,781.9 |

(1) See Note 11 in Rights in Trusts

**(16) Estimated Liabilities and Provisions**

| | June | December |
|---|---|---|
| Labour obligations | $ 813.1 | $ 1,174.3 |
| Taxes | 4,830.6 | 0.5 |
| Penalties and sanctions, litigations, indemnifications | 643.2 | 643.2 |
| Penalties and sanctions Superintendence of Finance | 17.3 | 67.3 |
| Sundry(1) | 2,654.7 | 1,794.8 |
| | $ 8,958.9 | $ 3,680.1 |

(1) Includes provisions to cover expenses for public services.



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**(17) Social Capital**

As of June 30, 2008 the authorised capital was of $1,715,0 represented in 171.500.000 shares with nominal value of $10 Pesos each.

As of June 30, 2008 the Number of Outstanding Shares was:

| | |
|---|---|
| No. Preferential Shares | 10,680.570 |
| No. Ordinary Shares | 157,656.790 |
| Total subscribed and paid shares | 168,337,360 |

The minimum preferential dividend each share earns is equal to 2% per annum of the subscription price in Colombian Pesos; this dividend is adjusted each year in an amount equivalent to 100% of the variation of the index of prices to consumers (IPC) certified annually by the Colombian competent authority, for each calendar year.

**(18) Reserves**

**Legal**

According to legal provisions in force in Colombia, all credit institutions must constitute a legal reserve assigning ten per cent (10%) of net profits of each fiscal year/accounting period, up to a minimum of fifty per cent (50%) of the subscribed capital. The reserve may be reduced to less than fifty per cent (50%) of the subscribed capital when its purpose is to wipe-off accumulated losses exceeding the total amount of profit obtained in the corresponding fiscal year and of those not distributed profits of former fiscal years when the freed value is devoted to capitalising the entity by means of the distribution of dividends in shares.

The reserve shall not be used to pay dividends or to cover expenses or losses during the time on which the Corporation has undistributed profits.

The additional paid-in capital (premium for placement of shares) corresponding to the difference between the amount paid per share and its nominal value, is also recorded as legal reserve.

As of June 30, 2008 and December 31, 2007 the legal reserve was of $617,134.5 y $574,784.8 respectively.

**Statutory and Occasional**

The following is the detail of statutory and occasional reserves as June 30, 2008 and December 30, 2007:

| | | June | December |
|---|---|---|---|
| Marketable investments valuation Reserve (1) | $ | 389,097.5 | 380,665.6 |
| | | June | December |
| Other reserves available for the assembly for future distribution | | 161,777.8 | 182,810.8 |
| | $ | 550,875.3 | 563,476.4 |

(1) According to legal provisions a reserve must be made for profit obtained by the application of special investment valuation systems at market prices and the revenue of which has not been fiscally realised.



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**(19) Profit or Losses Not Realised in Investments Available for Sale**

| | | | | |
|---|---|---|---|---|
| Participative Securities | | | | |
| Promigas S.A. | $ | 251,999.9 | $ | 250,830.1 |
| Mineros S.A. | | (4,568.9) | | - |
| Tablemac S.A. | | 15,759.4 | | 26,899.7 |
| Enka de Colombia S.A. | | (2,076.9) | | (1,884.0) |
| Banco Av Villas S.A. | | 23.1 | | 21.3 |
| | | 261,136.6 | | 275,867.1 |
| Debt Securities | | (25,860.5) | | (16,420.0) |
| | $ | 235,276.1 | $ | 259,447.1 |

**(20) Contingent Accounts**

**Creditor**

| | | | | |
|---|---|---|---|---|
| Endorsements | $ | 252.5 | $ | 252.5 |
| Values received in repo and simultaneous operations | | 4,242.3 | | - |
| Bank collateral | | 78,866.1 | | 46,741.9 |
| Obligations in Options | | 51,922.4 | | 47,671.2 |
| For litigations stipulated in legal currency (*) | | 52,176.3 | | 52,310.4 |
| Other contingencies | | 4,801.9 | | 4,990.6 |
| | $ | 192,261.5 | $ | 151,966.5 |

(*) It corresponds to passive contingencies derived from lawsuits against, with adverse decision that occurs remotely according to the opinion of the legal area of the Corporation.

**Debtor**

| | | | | |
|---|---|---|---|---|
| Values delivered in repo and simultaneous operations | $ | 158,606.9 | $ | - |
| Rights in Options | | 139,707.0 | | 47,719.5 |
| Fiscal loss to be amortised | | - | | 49,147.5 |
| Excess ordinary net presumptive revenue | | 133,243.2 | | 216,294.4 |
| Other contingencies | | 1,830.8 | | 1,790.9 |
| | $ | 433,387.9 | $ | 314,952.3 |

**(21) Memorandum Accounts**

**Debtor**

| | | June | | December |
|---|---|---|---|---|
| Goods and securities given as guarantee | $ | 453,649.7 | $ | 518,802.6 |
| Appraisal of goods received in payment | | 6,081.2 | | 6,659.5 |
| Remittances and other effects sent for collection | | 43,812.0 | | 45,902.2 |
| Unpaid negotiated cheques | | 4,697.9 | | 4,920.0 |
| Penalised assets | | 207,908.9 | | 210,328.8 |



Continue...

| | | |
|---|---|---|
| Adjustments for assets inflation | 81,617.8 | 82,431.7 |
| Distribution subscribed and paid capital | 1,683.4 | 1,653.8 |
| Accounts receivable decreed dividends | 98.2 | 357.6 |
| Dividends rights in species for revaluation | - | 4,045.3 |
| Property and equipment completely depreciated | 15,021.7 | 15,234.8 |
| Fiscal value of assets(*) | 3,376.017.2 | 3,285.995.1 |
| Investment in Nation guaranteed securities | 226,544.3 | 245,045.6 |
| Securities guaranteed by the Central Bank | 12.5 | - |
| Securities accepted by credit establishments | 19,076.9 | 56,242.4 |
| Securities to be held-to-maturity | 39,046.5 | 38,987.8 |
| Securities available for sale - Debt | 176,307.8 | 380,150.6 |
| Reciprocal operations | 249,865.0 | 252,476.4 |
| Nominal value Forward purchase in Dollars | 2,700.908.4 | 2,043.545.4 |
| Nominal value Forward purchase in Euro | 33,727.9 | 200,367.0 |
| Other | 184,928.4 | 247,376.3 |
| | $ 7,821,005.7 | $ 7,640,522.9 |

(*) Corresponds to the value of the fiscal gross equity as of December 31, 2007

**Creditor**

| | | |
|---|---|---|
| Goods and securities received in custody | $ 352.1 | $ 403.0 |
| Goods and securities received in guaranty for future loans | 113,038.9 | 105,570.2 |
| Collateral pending to be cancelled | 58,823.3 | 61,501.8 |
| Goods and securities received in collateral-suitable collateral | 2,810.3 | 15,668.4 |
| Collections received | 1,437.8 | 1,506.4 |
| Equity inflation adjustment | 316,334.8 | 316,334.8 |
| Capitalisation for equity re-valorisation | 316,334.8 | 316,334.8 |
| Yield investment negotiable debt securities | 26,344.9 | 69,074.9 |
| Decreed dividends marketable investments | 196.4 | 1,488.0 |
| Equity fiscal value | 1,773.987.5 | 1,616.373.8 |
| Accounts receivable rating | 8,160.7 | 53,115.7 |
| Employees portfolio rating | 2,420.6 | 2,401.4 |
| Reciprocal transactions | 117,486.1 | 126,398.5 |
| Nominal value Forward sale in Dollars | 2,684.314.4 | 1,014.578.7 |
| Nominal value Forward sale in Euro | 30,702.2 | 200,290.3 |
| Other | 3,468.1 | 25,414.5 |
| | $ 5,456,212.9 | $ 3,926,455.2 |



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## (22) Transactions with Related Parties

The main stockholders that hold ten per cent (10%) or more of the capital stock or whenever less, transactions that represent more than five per cent (5%) of the technical equity are considered related parties. Members of the Board of Directors and companies where the Corporation holds investments in excess of fifty per cent (50%), or where there are economic, administrative or financial interests, are also considered related parties.

**a. Operations with Stockholders**

| | June | December |
|---|---|---|
| Available | | |
| Banco de Bogotá S. A. | $ 12,240.6 | $ 8,527.7 |
| Banco de Occidente S. A. | 19,562.9 | 22,520.1 |
| Investments | | |
| Banco de Occidente S. A. | 6,233.7 | 7,509.4 |
| Accounts Receivable | | |
| Banco de Occidente S. A. | 118.3 | - |
| Accounts Payable | | |
| Banco de Bogotá S. A. | 13.124.5 | 20,869.8 |
| Banco de Occidente S. A. | 4,685.5 | 7,450.6 |
| Operating Revenue | | |
| Banco de Bogotá S. A. | 96.7 | 1,469.5 |
| Banco de Occidente S. A. | 488.5 | 1,436.0 |
| Operating Expenses | | |
| Banco de Bogotá S. A. | 9.9 | 10.2 |
| Banco de Occidente S. A. | 211.5 | 190.0 |
| Debtor Memorandum Accounts | | |
| Banco de Bogotá S. A. | 12,250.5 | 9,154.0 |
| Banco de Occidente S. A. | 26,126.4 | 30,495.6 |
| Creditor Memorandum Accounts | | |
| Banco de Bogotá S. A. | 13,221.2 | 22,339.3 |
| Banco de Occidente S. A. | 5,174.0 | 9,180.1 |

### b. Operations with Related Companies

| | | |
|---|---|---|
| Investments | | |
| Banco Corficolombiana S. A. (Panamá) | 11,574.2 | 12,126.8 |
| Leasing Corficolombiana S. A. | 40,916.2 | 37,116.5 |
| Leasing de Occidente S.A. | 79,012.2 | 84,826.5 |
| Casa de Bolsa Corficolombiana S. A. | 10,557.8 | 7,320.4 |
| Valle Bursátiles S. A. | 31.2 | 31.2 |
| Valores de Occidente S. A. | 2,257.4 | 2,257.4 |
| Banco Av Villas S. A. | 240.3 | 238.5 |
| Fiduciaria Corficolombiana S. A. | 19,659.0 | 19,659.0 |
| Fiduciaria de Occidente S. A. | 1,762.9 | 1,762.9 |
| Colombiana de Licitaciones y Concesiones Ltda. | 20,437.2 | 20,437.2 |



Continue...

| | June | December |
|---|---|---|
| Estudios, Proyectos e Inversiones de los Andes S. A. | 40,980.3 | 40,980.3 |
| Concesionaria Vial de los Andes S.A. | 92.8 | 92.8 |
| Industrias Lehner S.A. | 12,652.9 | 12,652.9 |
| Hoteles Estelar S. A. | 43,697.2 | 43,697.2 |
| Huevos Oro Ltda. | - | 11,197.4 |
| Lloreda S. A. | 131,324.0 | 131,324.0 |
| Mavalle S.A. | 257.3 | 257.3 |
| Organización Pajonales S. A. | 33,758.9 | 24,757.9 |
| Pizano S.A. en reestructuración | 27,591.9 | 27,591.9 |
| Plantaciones Unipalma de los Llanos S. A. | 13,604.0 | 12,665.8 |
| Promotora y Comercializadora Turística Santamar S. A. | 10,112.5 | 10,084.3 |
| Proyectos de Infraestructura S. A. | 68,375.9 | 68,375.9 |
| Tejidos Sintéticos de Colombia S. A. | 15,688.9 | 15,688.9 |
| Valora S. A. | 19,247.9 | 19,247.9 |
| **Investments provision** | | |
| Huevos Oro Ltda. | - | 4,331.7 |
| Lloreda S. A. | 98,751.6 | 98,751.6 |
| Promotora y Comercializadora Turística Santamar S. A. | 3,237.4 | 3,209.2 |
| Banco Av Villas S. A. | 30.0 | 34.6 |
| Pizano S.A. en reestructuración | 2,537.7 | 2,537.7 |
| **Accounts Receivable** | | |
| Casa de Bolsa Corficolombiana S. A. | 25.7 | 71.3 |
| Leasing Corficolombiana S. A. | 174.4 | 152.4 |
| Fiduciaria Corficolombiana S. A. | 124.0 | 83.3 |
| Fiduciaria de Occidente S.A. | 185.1 | - |
| Valora S.A. | 798.6 | - |
| Huevos Oro Ltda.. | - | 5.4 |
| Hoteles Estelar S. A. | 1,302.7 | 1,417.4 |
| Tejidos Sintéticos de Colombia S. A. | - | 0.2 |
| Industrias Lehner S.A. | - | 14.5 |
| Lloreda S.A. | 97.7 | 17.5 |
| Organización Pajonales S.A. | - | 9,012.5 |
| Proyectos de Infraestructura S.A. | 0.4 | 0.2 |
| **Early Expenses** | | |
| Seguros de Alfa S.A. | - | 266.8 |
| **Valorisations** | | |
| Banco Corficolombiana S. A. (Panamá) | 134.4 | 455.0 |
| Casa de Bolsa Corficolombiana S. A. | - | 3,026.6 |
| Fiduciaria Corficolombiana S. A. | 8,982.7 | 8,360.4 |
| Leasing Corficolombiana S. A. | 16,552.0 | 16,699.7 |
| Valle Bursátiles S. A. | 7.8 | 7.3 |
| Fiduciaria de Occidente S.A. | 909.9 | 840.0 |
| Leasing de Occidente S.A. | 16,844.9 | 15,698.4 |
| Colombiana de Licitaciones y Concesiones Ltda. | 10,220.7 | 10,918.5 |
| Estudios, Proyectos e Inversiones de los Andes S.A. | 48,605.6 | 46,878.4 |
| Hoteles Estelar S. A. | 81,459.5 | 63,935.2 |
| Mavalle S.A. | 16.1 | - |
| Organización Pajonales S. A. | 48,676.4 | 45,368.6 |
| Plantaciones Unipalma de los Llanos S. A. | 18,327.0 | 13,773.2 |



Continue...

| | June | December |
|---|---|---|
| Concesionaria Vial de los Andes S.A. | 129.0 | 153.9 |
| Proyectos de Infraestructura S. A. | 31,904.6 | 20,940.7 |

| | June | December |
|---|---|---|
| Tejidos Sintéticos de Colombia S. A. | 4,460.6 | 2,363.4 |
| Valora S. A. | 6,736.3 | 4,830.9 |
| **De-valorisations** | | |
| Casa de Bolsa Corficolombiana | 565.2 | - |
| Industrias Lehner S.A. | 726.2 | 1,836.9 |
| Huevos Oro Lda. | - | 295.0 |
| Lloreda S. A. | 32,572.4 | 32,572.4 |
| Banco Av villas S. A. | - | 4.6 |
| Valores de Occidente S.A. | 785.1 | 931.3 |
| **Deposits and Current Liabilities** | | |
| Colombiana de Licitaciones y Concesiones Ltda. | 16,266.7 | 16,004.9 |
| Estudios, Proyectos e Inversiones de los Andes S.A. | 15,596.1 | 23,068.0 |
| Leasing Corficolombiana S. A. | 3,628.9 | 22,521.5 |
| Leasing de Occidente S.A. | 13,057.3 | - |
| Casa de Bolsa Corficolombiana S. A. | 983.0 | 2,566.0 |
| Plantaciones Unipalma de los Llanos S. A. | 564.1 | 539.9 |
| Valora S. A. | 2.3 | 2.2 |
| Industrias Lehner S.A. | - | 10.8 |
| Valora S.A. | - | 226.2 |
| Tejidos Sintéticos de Colombia S.A. | - | 165.0 |
| Proyectos de Infraestructura S.A. | 1.9 | - |
| **Inter-Bank Funds** | | |
| Leasing Corficolombiana S. A. | 11,106.5 | - |
| **Accounts Payable** | | |
| Colombiana de Licitaciones y Concesiones Ltda. | 467.1 | 295.9 |
| Estudios, Proyectos e Inversiones de los Andes s.a. | 252.0 | 437.4 |
| Fiduciaria Corficolombiana S. A. | 43.3 | - |
| Leasing Corficolombiana S. A. | - | 5.9 |
| Proyectos de Infraestructura S.A. | 0.8 | - |
| Banco Popular S. A. | 1,930.4 | 3,068.6 |
| Leasing de Occidente S.A. | 24.5 | 57.6 |
| Fiduciaria Bogotá S.A. | 45.1 | 38.2 |
| Seguros de Vida Alfa S. A. | 4.0 | - |
| Hoteles Estelar S. A. | 13.8 | 23.1 |
| Plantaciones Unipalma de los Llanos S. A. | 3.5 | 3.4 |
| Industrias Lehner S.A. | 0.6 | 0.2 |
| **Operating Revenue** | | |
| Banco Corficolombiana S. A. (Panamá) | 299.2 | - |
| Casa de Bolsa Corficolombiana S. A. | 3,367.1 | 288.5 |
| Leasing Corficolombiana S. A. | 5,954.5 | 7,356.0 |
| Leasing de Occidente S.A. | 12,453.1 | 10,937.9 |
| Fiduciaria Corficolombiana S. A. | 3,539.9 | 3,537.9 |
| Fiduciaria de Occidente S.A. | 277.7 | 279.1 |
| Banco Popular S.A. | - | 38.7 |



Continue...

| | June | December |
|---|---|---|
| Proyectos de Infraestructura S.A. | 15,636.5 | - |
| Colombiana de Licitaciones y Concesiones Ltda. | 2,251.9 | 1,016.8 |
| Estudios, Proyectos e Inversiones de los Andes s.a. | 11,300.3 | 9,186.1 |
| Hoteles Estelar S. A. | 2,542.0 | 2,510.7 |
| Huevos Oro Ltda. | - | 5.2 |
| Lloreda S. A. | 90.0 | 15.1 |
| Leasing Bogotá S.A. | 56.5 | - |
| Concesionaria Vial de los Andes S.A. | 51.3 | 51.9 |
| Organización Pajonales S. A. | - | 12.5 |
| Plantaciones Unipalma de los Llanos S. A. | 1,347.2 | 1,097.1 |
| Promotora y Comercializadora Turística Santamar S. A. | - | 0.8 |
| Proyectos de Infraestructura S. A. | - | 15,155.7 |
| Tejidos Sintéticos de Colombia S. A. | - | 8.6 |
| Valora S. A. | - | 11.6 |
| Industrias Lehner S.A. | - | 12.5 |
| **Non Operating Revenue** | | |
| Banco Corficolombiana S. A. (Panamá) | 21.4 | 21.5 |
| Casa de Bolsa Corficolombiana S. A. | 15.9 | 98.7 |
| Estudios Proyectos e Inversiones de los Andes S.A. | 24.6 | - |
| Fiduciaria Corficolombiana S. A. | 66.5 | 75.5 |
| Hoteles Estelar S.A. | 29.8 | - |
| Leasing Corficolombiana S. A. | 117.6 | 31.7 |
| Lloreda S.A. | 3.2 | - |
| Banco Av Villas S. A. | - | 1.1 |
| Colombiana de Licitaciones y Concesiones Ltda. | - | 23.3 |
| Pizano S. A. en restructuración | - | 6.152.5 |
| Proyectos de Infraestructura S. A. | - | 2.2 |
| Plantanciones Unipalma S.A. | - | 0.7 |
| Promotora y Comercializadora Turistica Santamar S.A. | - | 3.3 |
| Tejidos Sintéticos de Colombia S. A. | - | 0.1 |
| Valora S. A. | 70.0 | 1.3 |
| Seguros de Vida Alfa S.A. | 2.2 | - |
| **Operating Expenses** | | |
| Casa de Bolsa Corficolombiana S. A. | 449.4 | 511.1 |
| Fiduciaria Corficolombiana S. A. | 372.0 | 8.0 |
| Leasing Corficolombiana S. A. | 860.1 | 692.1 |
| A Toda Hora S. A. | 20.9 | 16.6 |
| Leasing de Occidente S.A. | 842.3 | 583.2 |
| Fiduciaria Bogotá S.A. | 230.4 | 265.4 |
| Banco Popular S.A. | - | 961.8 |
| Banco Av Villas S.A. | - | 485.7 |
| Seguros Alfa S. A. | 33.0 | - |
| Colombiana de Licitaciones y Concesiones Ltda. | 841.2 | 511.4 |
| Estudios, Proyectos e Inversiones de los Andes S.A. | 604.8 | 969.9 |
| Industria Lehner S.A. | - | 0.2 |
| Proyectos de Infraestructura S.A. | 3.1 | - |
| Plantaciones Unipalma de los Llanos S. A. | 26.0 | 23.5 |
| Proyectos de Energía S. A. | - | 0.8 |
| Promotora y Comercializadora Turistica Santamar S.A. | 28.2 | 338.2 |



Continue...

| | | |
|---|---|---|
| Valora S.A. | 1.0 | - |
| Hoteles Estelar S.A. | 107.3 | - |
| Seguros de Vida Alfa S.A. | 33.0 | - |

| | June | December |
|---|---|---|
| **Debtor Memorandum Accounts** | | |
| Colombiana de Licitaciones y Concesiones Ltda. | 3,021.1 | 2,390.5 |
| Banco Corfivalle Panamá | 11,709.0 | 461.1 |
| Banco Popular S.A. | - | 961.8 |
| Banco AvVillas | 210.4 | 685.0 |
| Casa de Bolsa Corficolombiana S.A. | 10,467.7 | 10,929.3 |
| Fiduciaria Corficolombiana S.A. | 29,115.2 | 110.8 |
| Fiduciaria Bogotá S.A. | 230.4 | 265.4 |
| Fiduciaria de Occidente S.A. | 2,858.0 | 2,602.9 |
| A. T. H. A Toda Hora S.A. | 20.9 | 16.6 |
| Estudios, Proyectos e Inversiones de los Andes S.A: | 13,561.2 | 22,049.4 |
| Hoteles Estelar S. A. | 17,021.3 | 22,189.1 |
| Huevos Oro Ltda. | - | 523.2 |
| Leasing Corficolombiana S. A. | 58,502.7 | 54,660.7 |
| Leasing de Occidente S.A. | 96,835.4 | 101,108.2 |
| Lloreda S. A. | 19,049.3 | 19,049.3 |
| Organización Pajonales S.A. | 6,196.8 | 6,196.8 |
| PIzano S.A. en restructuración | 1,836.0 | 1,836.0 |
| Plantaciones Unipalma de los Llanos S. A. | 2,216.1 | 279.7 |
| Promotora y Comercializadora Turística Santamar S. A. | 80.8 | 80.8 |
| Proyectos de Infraestructura S. A. | 17,933.6 | 27,499.7 |
| Seguros Alfa S.A. | 33.0 | 400.1 |
| Seguros de Vida alfa S.A. | 33.0 | 31.8 |
| Tejidos Sintéticos de Colombia S. A. | 1,432.9 | 2,649.0 |
| Concesionaria Vial de los Andes S.A. | 51.3 | 94.1 |
| Valle Bursátiles S. A. | 1.7 | 38.5 |
| Valora S. A. | - | 3,813.5 |
| Valores de Occidente S.A. | - | 1,326.2 |
| **Creditor Memorandum Accounts** | | |
| Fiduciaria Corficolombiana S. A. | 12,631.9 | 11,973.8 |
| Fiduciaria Bogotá S.A. | 45.1 | 38.2 |
| Fiduciaria de Occidente S.A. | 1,187.6 | 1,119.1 |
| Casa de Bolsa Corficolombiana S.A. | 3,800.9 | 5,979.8 |
| Huevos Oro Ltda. | - | 1,212.8 |
| Leasing Corficolombiana S. A. | 37,359.6 | 46,615.1 |
| Leasing Bogotá S.A. | - | 69.7 |
| Leasing de Occidente S.A. | 42,379.8 | 26,694.0 |
| Promotora y Comercializadora Turística Santamar S. A. | 15,8 | 21.5 |
| Seguros de Vida Alfa S.A. | 6.2 | 5.1 |
| Valores de Occidente S.A. | 785.1 | 931.3 |
| Valle Bursátiles S.A. | - | 7.3 |
| Banco Corficolombiana Panamá | 454.9 | 476.6 |
| Banco Popular S.A. | 1,930.4 | 3,107.3 |
| Banco AvVillas | 23.1 | 17.9 |
| Concesionaria Vial de los Andes S.A. | 3.000.0 | 3.000.0 |
| Industrias Lehner S.A. | - | 2.1 |
| Tejidos Sintéticos de Colombia S.A. | 90.7 | 1.0 |



Continue...

**(c) Operations Carried Out with Members of the Board of Directors and Legal Representatives**

| | June 2008 | |
|---|---|---|
| | Board of Directors | Legal Representatives |
| Assets | $ - | $ 84.0 |
| Liabilities | 241.9 | 24.0 |
| Revenue | - | 4.1 |
| Expenses | 117.2 | 7.3 |

| | December 2007 | |
|---|---|---|
| | Board of Directors | Legal Representatives |
| Assets | $ - | $ 45.9 |
| Liabilities | 249.4 | 40.4 |
| Revenue | - | 1.1 |
| Expenses | 104.2 | 10.7 |

**(d) Operations carried out with Stockholders who own less than 10% of the Capital Stock that had operations greater than 5% of the technical equity as of June 30, 2008 for $ 67,253.5**

| % Part. | Nit | Stockholder | Type | Oper. | Rights | Obligation |
|---|---|---|---|---|---|---|
| 2.74% | 800,224,827 | FONDO DE PENSIONES OBLIGATORIAS HORIZONTE | Forward | Purchas | 134,611.4 | 123,019.9 |
| | | | Forward | Sale | 108,281.6 | 115,381.2 |
| | | | | | **242,893.0** | **238,401.1** |
| 2.93% | 800,224,808 | FONDO DE PENSIONES OBLIGATORIAS PORVENIR | Forward | Purchas | 67,305.7 | 60,217.6 |
| 0.06% | 830,038,885 | VALOREM S.A. | Forward | Purchas | 310,671,9 | 273,697.3 |
| 0.00% | 860,007,660 | BANCO DE CREDITO | Forward | Sale | 85,208.0 | 89,420.4 |

**Operations Carried Out with Stockholders that own less than 10% of the Capital, with operations greater than 5% of the technical equity as of December 31, 2007 of $64,087.2**

| % Part. | Nit | Stockholder | Type | Oper. | Rights | Obligation |
|---|---|---|---|---|---|---|
| 1.97% | 800,224,827 | FONDO DE PENSIONES OBLIGATORIAS SANTANDER | Forward | Purch | 110,811.8 | 110,887.5 |
| | | | Forward | Sale | 70,989.7 | 70,516.6 |
| | | | | | **181,801.5** | **181,404.1** |
| 2.61% | 800,227,940 | FONDO DE PENSIONES OBLIGATORIAS COLFONDOS | Forward | Purch | 80,590.4 | 82,230.9 |
| | | | Forward | Sale | 33,070.5 | 32,236.2 |
| | | | | | **113,660.9** | **114,467.1** |
| 2.74% | 800,224,827 | FONDO DE PENSIONES OBLIGATORIAS HORIZONTE | Forward | Purch | 125,663.2 | 124,428.7 |
| | | | Forward | Sale | 49,941.5 | 50,376.2 |
| | | | | | **181,801.5** | **181,404.1** |



Continue...

## (23) Operating Revenue

The following is the detail of other operating revenue:

| | | June | | December |
|---|---|---|---|---|
| Dividends and participations | | | | |
| Epiandes S.A. | $ | 11,279.4 | $ | 9,165.2 |
| Promigás S.A. | | 12,392.0 | | 10,747.4 |
| Proyectos de Infraestructura S.A | | 15,635.6 | | 15,144.1 |
| Leasing Corficololombiana S.A. | | 5,068.1 | | 6,612.4 |
| Leasing de Occidente S.A. | | 10,924.9 | | 8,782.1 |
| Sociedad de Inversiones en Energía | | 3,085.4 | | 3,035.1 |
| Concecol Ltda. | | 2,231.0 | | 949.3 |
| Casa de Bolsa Corficolombiana S.A. | | 3,237.8 | | 144.5 |
| Fiduciaria Corficolombiana S.A. | | 2,778.6 | | 3,154.1 |
| Concesionaria Tibitoc S.A | | 925.3 | | 1,129.8 |
| Banco Corfivalle Panamá | | 299.2 | | - |
| Hoteles Estelar | | 2,541.9 | | 2,499.4 |
| Unipalma | | 1,347.1 | | 1,090.6 |
| Empresa de Energía de Bogotá | | 11,396.7 | | 1,713.6 |
| Gas Natural | | 3,240.9 | | - |
| Estudios y Desarrollos de infraestructura | | - | | 396.0 |
| Colombina S.A. | | 1,706.0 | | - |
| Mineros S.A. | | 1,425.8 | | - |
| Aerocali S.A. | | 883.2 | | - |
| Tablemac | | 603.8 | | - |
| Colombiana de Extrusión | | 685.8 | | - |
| Other | | 1,904.9 | | 345.8 |
| | $ | 93,593.4 | $ | 64,909.4 |
| Other | | | | |
| Repo operations profit short position | | 5,216.2 | | - |
| Reimbursement Accounts Receivable provision | | 3.0 | | 272.9 |
| Reimbursement Loan Portfolio Provision | | - | | 1.8 |
| Sundry Revenues | | 177.7 | | 2,227.2 |
| | $ | 5,396.9 | $ | 2,501.9 |

## (24) Operating Expenses - Other

| | | | | |
|---|---|---|---|---|
| Repo operations losses short position | $ | 4,813.4 | $ | - |
| Fees | | 1,963.8 | | 6,857.8 |
| Taxes (1) | | 13,847.0 | | 3,314.1 |
| Rentals/Leasing | | 1,372.7 | | 932.1 |
| Contributions and affiliations | | 737.5 | | 1,075.2 |
| Insurance | | 1,914.7 | | 1,795.2 |
| Maintenance and repairs | | 947.3 | | 776.5 |
| Office Adapting and installation | | 76.8 | | 91.2 |
| Sundry: | | | | |
| Cleaning and vigilance services | | 360.6 | | 359.6 |
| Temporary services | | 284.6 | | 336.3 |
| Advertising and propaganda | | 779.4 | | 734.2 |



Continue...

| | | |
|---|---|---|
| Public relations | 101.8 | 111.0 |
| Public utilities | 641.9 | 706.3 |
| Travel expenses | 188.1 | 190.7 |
| Transportation | 590.6 | 676.0 |
| Implements and stationary | 147.3 | 182.3 |
| Operation expenses consortium | - | 123.3 |
| Donations | 1.5 | 110.2 |
| Loss in Investment Liquidation(2) | - | 2,198.3 |
| Subscriptions and notices | 687.3 | 778.7 |
| Mail posts | 54.6 | 44.5 |
| Loss in Investment Liquidation(1) | 254.2 | 265.4 |
| Subscriptions and notices | 27.2 | 32.0 |
| Mail posts | 28.0 | 0.8 |
| Loss in Investment Liquidation(1) | 79.7 | - |
| Deductible VAT pro-rating | 14.6 | (123.8) |
| Connection service | 327.7 | 280.9 |
| Miscellaneous | 1,161.4 | 571.7 |
| | $ 31,403.7 | $ 22,420.5 |

(1) As of June 30, 2008, this item includes equity tax causation for $10,149.7
(2) As of December 31, 2007 it corresponded to the liquidation of the investment Promotora Inmobiliaria la Esperanza $2,196.4

## (25) Other Provisions

| | | |
|---|---|---|
| Goods received in payment | $ 15.5 | $ 73.3 |
| Other Assets | 21.2 | 113.3 |
| Available | 69.9 | 3.0 |
| | $ 106.6 | $ 189.6 |

## (26) Non Operating Revenue

| | | |
|---|---|---|
| Profit in the sale of: | | |
| Goods received in payment | $ 3,118.4 | 4,673.9 |
| Property and Equipment | 357.5 | 1,006.8 |
| Leasing | 333.9 | 194.2 |
| Reimbursements: | | |
| Penalised goods | 1,023.8 | 2,712.4 |
| Provision reimbursements: | | |
| Investments (1) | 8,997.1 | 19,155.0 |
| Property and equipment | - | 300.0 |
| Restitution realisable and received goods | 18.3 | 17.3 |
| Other provisions | 1,167.7 | 47.2 |
| Other restitutions | 1,626.6 | 7,589.6 |
| Other Assets | 0.6 | 217.0 |
| Sundry | | |
| Revenue goods received in payment | 133.9 | 77.8 |
| Other (2) | 25,038.5 | 16,543.2 |
| | $ 41,816.3 | 52,534.4 |

(1) As of June 30, 2008 this item included among other values, the following: Aerocali for $3,356.8, Compañía de Aguas de Colombia for $827.7, Bonos Emcali for $4,669.9. As of December 31, 2007 it included, among other values the restitution of the provision Proyectos de Energía S.A. for $7,830.0 product of the merger as it is explained in note 3.



Continue...

(2) As of June 30, 20808 this item included among other values; Causation of Equity B Fidubogota Patrimonio Autonomos $23,383.4..As of December 31, 2007 it included among other values, the following: Revenue generated by the merger between Corficolombiana with Proyectos de Energia S.A.$4,856.5, Profit in the sale of trust rights Melendez 651-1 y Fideicomiso ciudad de Lili B for$5,858.6, Ingresos Fidubogota Patrimonios Autonomos $4,750.3.

## (27) Income Tax

The following is the conciliation between book profit and estimated taxable income:

| | | June | December |
|---|---|---|---|
| Profit-loss before income tax | $ | 101,761.3 | $ 128,930.4 |
| Plus (less) entries that increase (decrease) fiscal profit: | | | |
| Dividends not accrued in books | | 6,763.3 | 74,980.9 |
| Revenue valuation variable revenue investments | | (6,646.5) | (6,963.8) |
| Non deductible provisions that constitute temporary difference | | 2,176.7 | 2,277.2 |
| Non deductible taxes ( GMF ), equity tax | | 12,555.3 | 1,991.3 |
| Industry and commerce tax and others | | 89.6 | (93.7) |
| Expenses from other terms and other non deductible expenses | | 1,459.0 | 45,772.9 |
| Loss on sale of real estate and stock | | 0.5 | 13.0 |
| Imputable expenses non taxed revenues | | 2,718.9 | 2,024.9 |
| Deferred income declared in previous years | | (835.3) | (1,032.8) |
| Non taxable dividends and participations | | (95,788.3) | (126,323.9) |
| Difference for valuation of marketable investments fixed yield | | (21,867.3) | 44,457.9 |
| Restitution provisions not deducted in former years | | (10,215.5) | (61,445.7) |
| Other non levied revenue | | (6.9) | - |
| (Loss) Estimated revenue | | (7,835.7) | 104,588.6 |
| Compensation fiscal credits/loans | | - | (104,588.6) |
| Presumptive income applicable | $ | 25,468.2 | $ 31,133.6 |
| Exempt income | | (2,482.3) | - |
| Taxable Base | | 22,985.9 | 31,133.6 |
| Income Tax (*) | | 7,585.3 | 10,585.4 |
| Total Income tax estimated year | | 7,585.3 | 10,585.4 |
| Income Tax Required | | 3,822.7 | 5,545.5 |
| Provision Excess or (defect) | | 627.1 | 22.5 |
| Total expense income tax | $ | 4,449.8 | 5,568.0 |
| (*) Percentage income tax for the taxable year | | 33% | 34% |

As of December 31, 2007, fiscal values of Proyectos de Energía S.A. (absorbed company) according to note 3 are included.

Income Tax Returns for years 2005 and 2006 are definitive; that of 2007 is subject to review by DIAN (National Direction of Taxes and Customs).

As of June 30, 2008, the Corporation owns re-adjusted presumptive income excesses on ordinary income, pending to be compensated for $133,243.2.



Continue...

## (28) Assets Weighed by Risk Level – Technical Equity

According to Decree 1720 of 2001, technical equity can not be less than nine per cent (9%) of assets in local and foreign currency, weighed by risk level. Individual compliance is verified monthly and each half year in a consolidated way with its agencies and subsidiaries.

Risk asset rating in each category is made applying percentages determined by the Superintendence of Finance to each asset item, contingent accounts, fiduciary businesses and trust mandates established in Plan Único de Cuentas (Mandatory Chart of Accounts).

As of June 30, 2008 and December 31, 2007, the ratio achieved by the Corporation was of forty eight point seventy seven (48.77%) and fifty one point eleven per cent (51.11%) respectively.

## (29) Contingencies

With respect to the existence of three supposed CDTs (Term Deposit Certificates) of Corporación Financiera del Valle S.A. with numbers 159743, 159744 and 159745, dated February 17, 1989, for an amount of $58'5 each, we inform:

1. That such securities do not appear as recorded in the Corporation accounting.

2. That with respect to facts related to those securities, the Criminal Court of the Supreme Court of Justice did not pronounce on their existence and validity. Thus it was recognised by the Civil Cassation Court in protection judgement on February 26 of 2008, subsequently confirmed by the Civil Cassation Court of the Supreme Court of Justice by means of decision of April 7 of the same year, when it stated that: *"(...)the legal debate was not about the issue of Validity or exception of the securities over which the considered criminal activity fell on (...)"*

## (30) Assets and Liabilities Management

According to resolution 001 of January 2, 1996 and external Circular Letter 024 of March 1996 of the Superintendence of Finance, whereby the criteria and procedure by which credit institutions must identify, measure, evaluate and control their exposition to liquidity risks, interest rate and rate of exchange, a study is presented on exposure levels of the Corporation.

Following are the main accounts that affect the Corporation's liquidity GAP in a maturity corresponding to 12 months:

| | | June | | December |
|---|---|---|---|---|
| Available | $ | 122,323 | $ | 83,766 |
| Inter Bank Funds | | 168,027 | | 167,378 |
| Negotiable Investments | | 393,267 | | 392,540 |
| Non Negotiable Investments | | 653,779 | | 651,873 |
| Accounts Receivable | | 24,011 | | 20,202 |
| Derivatives | | (11,963) | | 31,871 |
| Other Assets | | 15,536 | | 9,600 |
| Total Assets Positions | $ | 1,365,107 | $ | 1,357,231 |
| Cdt's | $ | 572,856 | $ | 368,050 |
| Savings Deposits | | 73,603 | | 120,925 |
| Other | | 5,128 | | 2,922 |
| Iner Bank Funds | | 348,285 | | 461,419 |
| Accounts Payable | | 68,656 | | 66,583 |
| | | June | | December |



Continue...

| | | | | |
|---|---|---|---|---|
| Other Liabilities | | 2,661 | | 2,556 |
| Estimated Liabilities and Prov. | | 4,845 | | 27 |
| Total Liabilities Positions | $ | 1,075,993 | $ | 1,022,484 |

According with External Circular Letter 018 of 2008 of the Superintendence of Finance of Colombia, that modified chapter VI of External Circular Letter 100 of 1995 "Regulations relative to Liquidity Risk Administration System - Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL)", that shall apply from 2009. The Corporation established a work chronogram to adjust itself to the new regulations and comply with them within the term established.

The Corporation, in accordance with in force regulations, calculates the market risk based on the standard model established by the Superintendence of Finance un External Circular Letter 009 of 2007 (Chapter XXI External Accounting and Financial Basic Circular Letter 100 of 1995).

| | | | | |
|---|---|---|---|---|
| Methodology according to external circular letter 009 of 2007 | | | | |
| Risk per Modules | | | | |
| 1- Interest Rate | $ | 38,135 | $ | 31,997 |
| 2- Exchange Rate | | 3,509 | | 4,385 |
| 3- Stock price | | 6,878 | | 6,602 |
| 4- Joint Portfolios | | 1,141 | | 1,794 |
| Aggregated VeR | $ | 49,663 | $ | 44,778 |

## (31) Corporate Governance (Not audited)

Corporación Financiera Colombiana S.A., maintaining its policy of permanently having updated good corporate governance norms, has incorporated principles that rule the entity's good corporate governance and as the protection of the rights of stockholders and investors.

**Board of Directors and Top Management:** The Top Management and the Board of Directors determine strategies, policies, and risk profiles for the entity. The Board of Directors is permanently informed about the processes and businesses that the Corporation carries out. The Board of Directors approves limits for credit granting and of exposition to market risks, liquidity and credit risk administration for the different Corporation businesses. The Executive Vice-Presidency is the area in charge of identifying, managing, measuring and controlling risks inherent to treasury operations and other businesses of the entity. This area is in charge of generating risk control mechanisms and reporting to the Top Management and the Board of Directors risk exposures the Corporation might have.

**Policies and Function Division:**
Risk management policies are approved by the Board of Directors according to the different business lines of the Corporation. It counts on specific elements for each type of risk (credit market, liquidity and operating) and a strict compliance follow-up is made by the Risk Management Office, are under the Executive Vice-Presidency.

**Reports to the Board of Directors:** The Board of Directors is permanently informed on risk exposures of the different businesses conducted by the Corporation.

A monthly report with a detailed description of the transactions carried out by the currency desk, business results, risk levels, and compliance with the limits established, if any, is presented to the Board of Directors. Transactions with related parties are submitted to the Board of Directors for consideration.

The risk department controls the limits of maximum portfolio positions, maximum losses, and value at risk, and reports them on a daily basis to the Top Management of the Corporation.



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**Technological Infrastructure:** An adequate technological infrastructure is available for the Corporation that allows it to efficiently support transaction requirements during its day-to-day operations, including adequate control and auditing mechanisms for risk control and generation of information tools that make information management in the organisation easier.

**Methodology for Risk Measurement:** Corporación Financiera Colombiana is classified as a financial entity and due to its business role in the different fronts where it concentrates (currency desk products, funds placement, asset management, variable income investments, etc.) it is exposed to a variety of risks generated by the evolution of the environment in all the dimensions.

Based on the aforementioned, it is clear that risk management has become the determinant factor to achieve one of the objectives of Corficolombiana, the obtainment of a satisfactory profitability for its stockholders and it is therefore within the very definition of each and every institutional strategy and the procedure for decision-making on all businesses and activities of the Corporation.

The Corporation defined that the risk management process must comply with the following stages:

RISK IDENTIFICATION: Risks associated to each of the products are determined. The entity looks for undue concentration of risks and implements new technologies for risk management.

RISK MEASUREMENT: Measurement and management processes for the different risks are determined. Monitoring systems must operate precisely and cover all defined aspects to make the management process easy. Risk measurement involves availability of experienced human resources and technical tools for the quantification of risks inherent to each business.

LIMIT ASSIGNMENT: Limits are determined for each risk separately (market, credit and/or counterparty, operating and liquidity) although they are related among them. The administration evaluates and defines the limits based on the disposition to assume risks and the capacity of the institution to absorb losses.

LIMIT MEASUREMENT AND CONTROL: Position values must be permanently revised against the limits and any excess observed must be timely reported to the top management in order to take all corrective actions necessary. Evaluations and measurements on different time basis are conducted in accordance with the needs of each business line.

GENERATION OF REPORTS: As defined by the Board of Directors and the different risk departments, reports shall be presented from time to time. Reports shall include information with respect to the present risk exposition compared to limits established, and considering them as essential elements for decision making.

Existing methodologies identify and measure the different types of risk the Corporation faces in its activity, and this is how the methods mentioned and explained in detail in these notes to the financial statements operate.

**Organisational Structure:** The Corporation has defined an organisational structure through its Board of Directors that shall watch over an adequate risk management. Thus, the Executive Vice-President Office is in charge of building a strong risk culture within the organisation, always pursuing the obtaining of an integrated risk vision that, in addition, covers Corficolombiana's financial affiliates. The Executive Vice-President Office is in charge of Risk Management and the Credit Risk Management, and has the purpose of promoting, leading, and controlling the execution of risk policies approved, through the compliance with the risk management strategy outlined, using the risk management process previously defined.

In the structure of the Corporation there is independence between negotiation, risk control and operation accounting areas. Each of these tasks is assigned to different function areas that report to different Vice-Presidencies of the Corporation as follows:

| **Responsibility** | **Area** | **Reports to:** |
|---|---|---|
| Negotiation | Treasury Vice Presidency | Presidency |



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| | | |
|---|---|---|
| | Commercial Vice Presidency | Presidency |
| | Investment Bank Vice Presidency | Presidency |
| | Investment Portfolios Vice Presidency | Presidency |
| | Investments Vice Presidency | Presidency |
| Control | Risk Management | Executive Vice Presidency |
| | Credit Risk Management | Executive Vice Presidency |
| Accounting | Treasury Operations Management | Operations Vice Presidency |
| | Support Operations Management | Operations Vice Presidency |

## (3) Risk Disclosure

**Objectives:**

The Corporation's treasury activities take place within a framework of limits and policies established by the Board of Directors and monitored and controlled by Risk Management. Decisions are taken within such framework from the permanent and continuous follow-up to economic variables of internal and external character. The aforementioned in order to maximise the relationship risk/return of managed portfolios, optimise the commercial relation return with the Corporation clients and capture the opportunities detected in the different markets where it intervenes:

- Internal Public Debt (as Market Creator)
- Private Debt
- Foreign Exchange
- Derivative instruments Local currency
- Derivative instruments in foreign currency

**Philosophy in Risk Taking**

In order to assure that treasury activities are in accordance with objectives and strategies of the Corporation, the Board of Directors exercises a permanent monitoring of the risk profile, with a follow-up of treasury positions, Market Risk limits, Credit Risk, Liquidity Risk and Operating Risk limits..

The philosophy of risk assumption is consistent with the assets and liabilities management general policies and considers aspects as economic analysis, technical analysis, fundamental analysis and the effect of changes in the environment in the bank book and the treasury book.

**EVALUATION:**

The Corporation's market risk is measured through the different analysis made, based on recognised techniques for financial risk management, with the purpose of controlling loss levels to which the Corporation may be exposed in its financial asset investments due to the volatility in the markets on which it may participate.

Based on the aforementioned, the following limit scheme operates considering the risk profile of the entity:

**I. Market Risk**

**1. Pesos Portfolio Position**

**Limits to negotiable investments portfolio:** The nominal value of the position in public debt securities is limited taking into consideration its rate characteristics: fixed or variable, and according to maturity. In the



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same manner the position is limited in negotiable securities different to public debt, taking into account the same aspects above mentioned and the corresponding issuer limits.

**Limits to available for sale investments portfolio:** The nominal value of the position in public debt securities is limited taking into consideration maturity and the contractual, financial, and operating capacity of the Corporation.

**Limits to investments held to maturity:** The nominal value of the position in public debt securities is limited taking as criteria, maturity and the contractual, financial, and operating capacity of the Corporation.

2. **Dollar Portfolio Position**

**Limits to negotiable investments portfolio:** The nominal value of the position in public debt securities (TES, TRM, and YANKEES) is limited according to maturity. In the same manner, the position in negotiable securities different to public debt will be limited taking into consideration the issuer limits approved and the maturity term.

**Limits to foreign-currency position:** The value of the Dollars position (Short or Long) is limited both in the "intraday" and in the "next-day", in accordance with the risk profile of the entity. In the same manner, positions in other currencies such as Swiss Franc, Sterling Pound, and EURO, are limited taking into consideration the very aforementioned aspects.

3. **Loss Limits**

**Daily P&L**: It is the main control tool that the middle office has to monitor treasury. Additionally, it is essential in the definition of the maximum losses authorised by the Board of Directors.

**VeR (Value at Risk):** With the purpose of establishing limits based upon recognized Risk Metrics methodologies for financial risk management and that are in agreement with the risk profile of the Corporation, the Board of Directors defined a VeR limit for Treasury transactions that allows estimating under "normal conditions" the risk assumed in the exchange and fixed-yield markets ("fixed income") where the Corporation concentrates its trading activities.

**MAT (management action trigger):** Is the maximum loss that the Corporation is willing to assume bearing also in mind the equity capacity and solvency of the institution. The MAT limits total losses to the amount of accrued and potential losses (VeR) associated to the current portfolio under normal conditions.

**MAT** = Profit 30 days + VeR

**Limit**: MAT = VeR

**Sensitivity Analysis (stress test):** The most appropriate scenarios were established to calculate stress tests, where, in addition to a "stress" with an increase of 200 basic points in the rates, the market crisis of August 2002 and of April 2004 are modelled to the current TES positions.

**II. Liquidity Risk**

The tool used for the liquidity risk is the liquidity GAP, according with external Circular Letter 042 of September 27, 2001, and on a weekly basis, the ALCO committee reviews the weekly flow to determine the liquidity profile of the Corporation in the current and subsequent weeks.

On the other hand, monitoring and control of internal limits established by the Board of Directors for both long and short term continued. Amongst the short-term ones, there is the MCO (Maximum Cumulative Outflow) that is the cash flow projected to 1, 7, and 30 days. Long-term indicators are MTF (Medium Term Funding) and CCP (Cash Capital Position). The first indicator limits the financing of long-term assets with short-term assets, and the second one limits the financing of illiquid assets (understood as those assets that the market does not receive as collateral in those cases where resources are required in the entity) with short-term resources.



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The Board of Directors established limits for each of these indicators that are reviewed on a daily basis by the Top Management and presented to the Board of Directors on a monthly basis. The indicators, according to their status, can place the entity under a normal, event, or crisis situation. The Board of Directors defines the contingency plans to be followed as a function of these statuses.

**III. Credit Risk**

The treasury area identifies negotiation and investment alternatives, which can be both in the real sector and in the financial sector. According with the result of the study conducted by this area, the request from the commercial area is subjected to the consideration of the respective instance, and a credit limit is established with a 1 year term to carry out transactions with such client.

Every issuer and/or counterparty must have a limit duly approved by the respective instance. Non-financial entity limits are assessed under the counterparty analysis process used by the Credit Risk Management and those of the financial sector are assessed under the Camel methodology in Risk Management.

**1. Counterparty Risk Categories**

Counterparty risk categories are standardized into four levels that allow optimising day-to-day businesses without generating additional wearing out in the attribution instances of the Corporation, or affecting the quality of risk decision-making.

Following is a description of risk categories from the highest to the lowest risk.

**Category 1**

Inter-bank short term loans, repos and/or investment in securities.

**Category 2**

Credit exposure in derivative fixed yield and foreign currency products.
Examples: Foreign currency forwards, securities forwards, options, swaps.

For derivative products, the risk limit to be approved by the corresponding instance is defined in accordance with the Future Potential Exposure that stipulates the factors applied on the nominal value of the contract as a function of the term and the underlying asset.

| Remaining Term | Fixed Yield | Type of Exchange |
|---|---|---|
| Up to 3 months | 5.2% | 10.6% |
| From 3 to 6 months | 7.4% | 15.0% |
| Greater than 6 months | 10.8% | 21.2% |

Use of the limit approved is also calculated based on the credit exposure of the derivative:

Credit Exposure = Replacement Cost (*) + Future Potential Exposure

(*) Replacement Cost is the greater value between the market value and zero (0).

It shall be understood as fixed rate derivative, the contract on which the underlying is a market interest rate or a fixed rate security independent from the issuer or the type of security.



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For the rate of exchange derivatives the above table shall be also used, independent from the foreign currency.

**Category 3**

Spot risk
Examples: Purchase – sale securities, foreign currency free delivery.

Over night risk.

**Category 4**

Category DVP or compensated
"Intraday" market risk

Note: approved limits may be used for products of the same category, observing time limit. Spot risk and over night risk may not be combined.

## IV. Operating Risk

The main improvements with respect to operating risk obtained in the first half year of 2008 are as follows:

- We defined the methodology for the monitoring phase, with which we built a follow-up indicators inventory that shall be measured from July, 2008.

- A virtual training tool was implemented that allowed training of 95% of the company officials in issues related to operating risk.

- We hired the services of the firm NASE to develop a business intelligence application that includes the qualitative management with the construction of risk maps for the entity; the qualitative management includes the generation of periodical reports on the evolution of risk events of the company with the corresponding follow-up to action plans and a third module related to risk monitoring through the recording of risk indicators that will allow to determine the operating risk trend. This application shall be available in August 2008.

- With respect to the operating risk data base, as of June 30, the data base had 101 records distributed as follows:

| Type of Event | # of records |
|---|---|
| Faults in processes | 63 |
| Faults in systems | 17 |
| Other | 21 |

| Process | # of records |
|---|---|
| Support | 38 |
| Strategic | 10 |
| Mission | 53 |

| Type of Loss | # of records |
|---|---|
| Type A | 18 |
| Type B | 78 |
| Type C | 5 |

The 18 events recorded type A amount $93.6 million.

- With respect to the Business Continuity Plan internal and external applications contingency tests were made and contingency protocols were tested with the Central Bank - Banco de la República, Deceval y Bolsa de Valores de Colombia (Colombia Stock Exchange). For the second half tests shall continue.



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**MANAGEMENT:**

**Board of Directors:** The board of directors is the sphere responsible for the approval of policies for treasury operations. It guaranties an adequate organisation, monitoring or follow-up of treasury activities. This responsibility includes setting limits for risk taking in those activities and adopting the necessary organisational measures to limit risks inherent to the treasury business.

The board of directors also approves policies, strategies and acting rules the entity shall follow in the development of treasury activities, as approving credit operations in legal currency and/or foreign currency, the market or markets where it may act, the procedures to measure, analyse, monitor, control and manage risks, and the limits of positions under risk in accordance with the type of risk, of business, of counterparty, of product, or of organisational area.

The board of directors has also faculties for approving the procedures to be followed when limits are exceeded or to face strong and unexpected changes in the market. This organism has also the responsibility of analysing and evaluating the type of management and accounting reports both internal and external.

**ALCO Committee:** The main functions are to establish and recommend the Board of Directors risk management policies, objectives, limits and procedures. To follow-up the risk management plan adopted, that shall include operation, follow-up and control procedures of tolerance levels to established risk. To monitor the limit compliance report and authorise excesses based on the attributions granted by the Board of Directors. To implement contingent action procedures in case of losses in maximum levels permitted and approve maximum variation values and variable limits for realizing sensitivities.

**Vice Presidency of Risk:** The Vice President of Risk reports to the Presidency and its main functions are to establish and recommend the board of directors risk management policies, objectives, limits and procedures for the administration of risks. To control compliance with portfolio, issuer and counterparty limits established by the board of directors and follow-up of financial institutions; At present the Executive Vice President is in charge of the Vice Presidency of Risk.

**Risk Manager:** The Risk Manager reports to the Vice Presidency of Risk and its main functions are to measure risks, verify compliance with established policies and limits, and make risk analysis. This area is also in charge of preparing reports on the compliance with policies and limits and exposure levels for the different risks.

There is an Operating Risk Director and one analyst who are in charge of developing the Sistema de Administraci6n de Riesgo Operacional SARO (Operating Risk Management System) within the Corporation and financial subsidiaries.

There is also a risk co-ordinator and 3 analysts specialised in the different treasury risks as market, credit and liquidity risks who report to the Manager. It is important to mention that the legal risk is covered by the Legal Vice-Presidency.

Finally, there is a risk technical analyst who gives support in the preparation of measuring models for any type of risk.

MEASUREMENT:

During the first half of 2008 the treasury office of Corporaci6n Financiera Colombiana S.A. generated net income before operating expenses and provisions for the sum of $15.345. The ratio income/risk taking the average VeR of 2008 indicates that the risk to which the Corporation is exposed to, is equivalent to less than one month of net income adjusted to the risk profile approved by the Board of Directors.

The VeR per risk module is as follows:

| VALUE IN RISK PER MODULES | VeR |
|---|---|
| **INTEREST RATES** | **$ 38,135** |



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| | | |
|---|---|---|
| **EXCHANGE RATES** | | **3,509** |
| **PRICE OF SHARES** | | **6,878** |
| **COLLECTIVE PORTFOLIOS** | | **1,078** |
| **VALUE IN TOTAL RISK** | **$** | **49,600** |

The Corporation defines the position in each financial asset as the portfolio inventory purchase commitments plus purchase commitments – sales commitments.

**1. Pesos Portfolio Position (amounts in million Pesos)**

Negotiable Investments Portfolio: The position as of June 30, 2008 was of $195.195

Value of Securities to be delivered in sale forwards: $1.999

Negotiable Portfolio Net position: negotiable portfolio plus purchase forwards minus sale forwards $193.196.

Investment Portfolio available for sale: As of the closing of June 30, 2008 this position was of $563.997

Investment Portfolio until maturity: As of June 30, 2008 the position was of $87.837

Interest rate Swaps: As of the closing of June 30, 2008 the position in the swaps portfolio is equivalent to $-257.

**2. Dollar Portfolio Position**

Negotiable investments portfolio: As of the closing of June 30, 2008 the position is of $96.900.

Value of Securities to be received in purchase forwards: $52.825

Value of Securities to be delivered in sale forwards: $3.828

Negotiable portfolio net position: negotiable portfolio plus purchase forwards minus sale forwards $145.897

Investments portfolio available for sale: As of the closing of June 30, 2008 this position is of $80.566

Investments portfolio up to maturity: As of June 30, 2008 the position was of $0

Position in foreign currency: As of the closing of June 30, 2008, the risk position in TRM (Market Representative Rate) is equivalent to US$-208.858,37.

Foreign currency forwards: As of the closing of June 30, 2008, the value of the foreign currency forwards portfolio is equivalent to $-10.159

OPCF Future Contracts: As of the closing of June 30, 2008, the value of the futures foreign currency portfolio is equivalent to $1.490

Foreign currency Options: As of the closing of June 30, 2008, the position in the foreign currency options portfolio is equivalent to $-13

**3. Loss Limits**

**I. Market Risk**



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Daily P&L: P&L 30 days at the closing of June 2008 presents a profit excluding operating expenses of approximately $15.345.

VeR (value at risk): Total VeR including the Pesos and Dollars desk positions at the closing of June 2008 is equivalent to approximately $ -1,909 confronted with the limit established by the Board of Directors of $ - 7,101 .0.

MAT (management action trigger): At the closing of June 2008, the MAT amounts to approximately $384 approximately, confronted with the limit determined by the Board of Directors of $-7,101 .0.

Sensitivity Analysis (stress test):

| | Pérdida Estimada en | | |
|---|---|---|---|
| **Portafolio ($MM)** | **50 PBS** | **100 PBS** | **200 PBS** |
| Negociables Pesos | 304.24 | 608.48 | 1,216.96 |
| Negociables USD | 170.14 | 340.28 | 680.56 |
| Disponible para la Venta Pesos | 17,237.94 | 34,475.87 | 68,951.74 |
| Disponible para la Venta USD | 3,763.30 | 7,526.61 | 15,053.21 |
| Al Vencimiento | N.A | N.A | N.A |

**Maximum, Minimum and Average Values**

The treasury portfolio during the first half of 2008 behaved as follows:

| PORTAFOLIO EN PESOS | MAXIMO | MINIMO | PROMEDIO |
|---|---|---|---|
| Inversiones Negociables | 244,621.02 | 72,118.87 | 153,029.99 |
| Inversiones Disponbles para la Venta | 784,968.34 | 362,178.09 | 581,851.10 |
| Inversiones Hasta el Vencimiento | 119,244.83 | 52,892.09 | 85,416.83 |
| Forward Compra Títulos | 0.00 | 0.00 | 0.00 |
| Forward Venta Títulos | 65.69 | 0.00 | 10.95 |
| **PORTAFOLIO EN USD** | | | |
| Inversiones Negociables | 117,563.92 | 72,181.09 | 94,382.09 |
| Inversiones Disponbles para la Venta | 80,566.30 | 51,213.08 | 60,157.74 |
| Inversiones Hasta el Vencimiento | 274.66 | 0.00 | 132.99 |
| Forward Compra Títulos | -9.90 | -1.20 | -0.23 |
| Forward Venta Títulos | -3.56 | 0.00 | -3.10 |
| **DERIVADOS** | | | |
| Forward Compra Divisas | -96,446.64 | 47,611.24 | -40,597.17 |
| Forward Venta Divisas | 121,183.01 | 76,865.77 | 63,986.03 |
| Contratos de Futuros OPCF | 4,236.95 | -143.69 | 319.71 |
| Swap de Tasa de Interes | -255.68 | 4,698.66 | 2,189.76 |
| Opciones de Divisas | -743.36 | 0.00 | -117.04 |



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**II. Liquidity Risk**

At the closing of June 2008, these indicators were within normality limits established. The MCO indicator (Maximum Cumulative Outflow) that defines the liquidity status of the entity for the 7 days term with normal minimum limit of $50,000 surplus presented by the end of the first semester the sum of $791.062.

**III. Credit Risk**

During the first half of 2008, treasury counterparty limits were assigned according to the aforementioned methodology and approved by the corresponding instances.

**CONTROL:**

The Control structure as a fundamental principle has the adequate function segregation between the activities of the front, middle and back office. Thus, treasury operations will develop within an organisational structure that contemplates the following areas and/or functions:

Front Office: Area directly in charge of the negotiation, relationship with clients and commercial aspects of treasury.

Middle Office: Area in charge, among other functions, of measuring risks, verifying compliance with established policies and limits, and conducting risk analyses. This area is also in charge of preparing reports on compliance with the policies and limits, and of exposition levels of the different risks inherent to treasury operations. It is also in charge of periodically reviewing and evaluating the financial instrument valuation and risk measurement methodologies.

Back Office: Is the area in charge of conducting the operating aspects of the treasury, such as closing, recording, and final authorisation of operations.

On the other hand, the Corporation has an on-line limits module that allows controlling risk exposures by counterparty in the different treasury businesses. Additionally, the Middle Office has the support of the limit modules of the different transactional systems: MEC and Set-Fx.

Due to the consolidation of risk controls, the treasury business is at present more stable, and there is a lower risk of potential losses due to the market, credit, and liquidity risks associated thereto, and a greater opportunity of reacting before adverse events.

On the other hand, in compliance with the provisions of the Superintendence of Finance of Colombia and applying good Corporate Government practices, Corficolombiana has an internal control system approved by the Board of Directors that allows the entity to carry its operations in a controlled manner and to reach its corporate goals.

General principles that inspire these guidelines are contained in the Code of Ethics and Conduct that includes behaviour guidelines expressly indicated by the Board of Directors with respect to the commitment expected from all employees with the internal control system, ethics in business, interest conflicts and handling of privileged information, among others.

In order to reinforce the internal control system and avoid market undue behaviours, the Corporation carries out annual training sessions with the purpose of divulging and reinforcing institutional guidelines on this issue, and making evaluations that allow Corficolombiana to determine the effectiveness of these principles, presenting the top management a summary of the results, in order to adopt the necessary improvements to reinforce the prevention and control system.



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**(33) Legal Controls**

As of June 30, 2008 and December 31, 2007, the Corporation complied with each of its legal obligations and duties with respect to, among other things, own position, capital investments, technical equity, cash reserve, and in general, with all instructions given by vigilance and control entities as well as the legislative bodies.

**(34) Asset Laundering Risk**

Asset laundering risk and financing of terrorism are understood as the possibility of economic loss or harm to the good name the Corporation could suffer should it be used directly or through its operations as an instrument for asset laundering or for canalising resources for terrorist actions or when the intention is to hide assets coming from said activities through the entity.

By virtue of the foregoing and being conscious of its compromise to fight against criminal organisations, the Corporation has adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business. This is why Corporación Financiera Colombiana has an Asset Laundering and Financing of Terrorism Risk Administration System- SARLAFT, integrated by stages and elements that contain policies, procedures and methodologies for the identification, evaluation, control and monitoring of these risks Administration System and also knowledge of clients and its operations with the Corporation, market segments served, transaction monitoring, personnel training and co-operation with the authorities. This system is contained in the SARLAFT Manual approved by the Board of Directors and is administered by the Compliance Official who is responsible for constantly prevention mechanisms in order to establish their effectiveness and compliance by all the employees of the Corporation.

The SARLAFT was established by the Superintendence of Finance of Colombia by means of External Circular Letter 22 of April 19, 2007, and its modifications to External Circular Letters 61 of December, 2007 and June 26, 2008. By virtue of these modifications, the Corporation transformed the Integral System for Prevention of Asset Laundering SIPLA in the Asset Laundering and Financing of Terrorism Risk Administration System- SARLAFT, (Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT); therefore, the Board of Directors by recommendation of the management and the Compliance Official, approved in the second half of 2007 the corresponding updates to the SARLAFT Manual.

Supervision of controls to prevent these risks is done by the Compliance Official and his/her substitute. The administration and the Board of Directors also supervise through the reports presented by the Compliance Official. Additionally the Comptroller and Fiscal Auditor Offices make evaluations to verify is internal controls established are efficient to prevent the risk.



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**4.3 READING OF THE REPORTS ON THE JANUARY 30TH, 2008 BALANCE AND STATEMENT OF RESULTS SUBMITTED BY THE STATUTORY AUDITOR.**

Mr. Francisco Suarez, CFC´s Statutory Auditor read the reports submitted by the Statutory Auditors on CFC´s Consolidated Financial Statements and Statement of Results as follows:

Deloitte.

**STATUTORY AUDITOR'S REPORT**

To the shareholders of
CORPORACION FINANCIERA COLOMBIANA S.A.

I have audited the general balances of CORPORACION FINANCIERA COLOMBIANA S.A. as of June 30, 2008 and December 31st 2007 and the related statements of results, of changes in the equity of the shareholders and of cash flows for the semesters then ending. Such financial statements are the responsibility of the Corporation Management and were prepared based on accounting guidelines issued by Superintendencia Financiera de Colombia (the Colombian Superintendence of Finance). Among the functions assigned to me is to render an opinion on these financial statements based upon my audits thereof.

The necessary information to comply with my functions and to carry out my work according with audit standards generally accepted in Colombia was made available to me. Such standards require that I plan and conduct the audit to obtain a reasonable assurance on whether the financial statements are free from significant misstatements. The audit of financial statements includes an examination on a selective basis, of the evidence that supports the amounts and disclosures of the financial statements. It also includes the assessing of the accounting practices used and the accounting significant estimates made by the Management, and the presentation of the overall financial statements. I believe that my audits provide reasonable basis for expressing my opinion.

In my opinion, the aforementioned financial statements, taken from the accounting books, reasonably present the financial position of CORPORACION FINANCIERA COLOMBIANA S.A. as of June 30th, 2007 and December 31st 2007, the result of its operations, the changes in its equity, and its cash flows for the semesters ended on said dates, in conformity with accounting guidelines and practices established by the Superintendence of Finance (Superintendencia Financiera), applied on a consistent basis.

Based upon my capacity as statutory auditor and the scope of my examinations as of June 30th, 2007 and December 31st 2007, I inform that accounting of the Corporation is carried in conformity with legal regulations and the accounting technique; operations recorded in the accounting books and the acts of Management were adjusted to the By-laws of the company and the decisions of the Shareholders Assembly and the Board of Directors; correspondence, account vouchers and minute and share registry books are duly kept and preserved; recording of provisions for goods received in payment, and the adoption of the Sistema de Administración de Riesgos de Mercado – SARM (Market Risks Management) were made, in all material aspects, according with the criteria and proceedings established under Letter 100 of 1995 of Superintendence of Finance of Colombia; the management report is in good agreement with the basic financial statements, and contributions to Sistema de Seguridad Social Integral (Integral Social Security System) were duly and timely made. My evaluation of internal control, conducted with the purpose of establishing the scope of my audit tests indicates that the Corporation has followed adequate internal control and conservation and custody measures for its assets and those of third parties under its custody. My recommendations on internal controls have been stated in separate reports addressed to the Management.

NELSON GERMAN SEGURA GARZON
Statutory Auditor
Professional Card N° 24750-T
August 5, 2008



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**4.4 READING OF ANNEX CONTAINING THE INFORMATION REQUIRED UNDER ARTICLE 446 OF THE COMMERCE CODE, PARAGRAPH 3.**

The President asked the Secretary to read the annex containing the information required by article 446 of the Commerce Code, paragraph 3.

Pursuant to provisions of Article 446, paragraph 3, of the Commerce Code, CFC's Board of Directors and President, advise the shareholders that during the period ending at June 30, 2008, the following expenditures were made:

| | |
|---|---|
| ➢ Directive salaries | 1,394,775.32 |
| ➢ Bonuses to directors | 176,085.50 |
| ➢ Fees paid to the Board of Directors | 106,400.00 |
| ➢ Fees paid to Independent Consultants | 1,588,256.76 |
| ➢ Travel expenses | 188,133.11 |
| ➢ Donations | 1,515.00 |
| ➢ Publicity and advertisement | 779,350.77 |
| ➢ Public relations | 101,752.21 |
| ➢ Transportation | 128,905.47 |
| ➢ Deposits made by the Corporation abroad | US$66,272,233 |
| | 127,442,830.29 |
| ➢ Loans in foreign currency amount | US$ 2,575,942 |
| | 4,953,587.52 |

| SECTOR | VALUE ON BOOKS |
|---|---|
| GAS | 770,163 |
| FINANCIAL | 284,929 |
| POWER | 245,793 |
| CONCESSIONS | 209,367 |
| HOTELS | 131,806 |
| AGROINDUSTRY | 114,718 |
| HYDROCARBONS | 71,134 |
| MINING | 45,689 |
| WOD | 45,041 |
| REAL ESTATE | 37,975 |
| INDUSTRIAL | 37,570 |
| CONSUMER | 26,057 |
| TECHNOLOGY | 1,949 |
| **TOTAL INVESTMENT** | **2,022,191** |

| Capital | Number of Shares | Value in Colombian pesos |
|---|---|---|
| Authorized capital | 171,500,000 | 1,715,000,000 |
| Capital to be subscribed | 3,162,340 | 31,626,400 |
| Subscribed and paid in capital | 168,337,360 | 1,683,373,600 |

## 4.5 READING OF THE INFORMATION REQUIRED BY CIRCULAR LETTER No. 007 OF 1996 FROM THE BANK SUPERINTENDENCY.

Pursuant to provisions of External Circular Letter No. 007 issued by the former Bank Superintendency (presently, Financial Superintendency), and considering the functions of the Audit Committee, the Secretary read the main activities carried out by this committee during the January – June 2008 period:

### "BOARD OF DIRECTORS REPORT ON THE AUDIT COMMITTEE`S ACTIVITIES

Bogota, D.C., July 30, 2008

Members
Corporacion Financiera Colombiana S.A.
Bogota

Pursuant to Circular Letter 052 of 1998 issued by former Bank Superintendency of Colombia, currently Superintendencia Financiera de Colombia, the Board of Directors is submitting the report on the activities carried out by the Audit Committee during the first semester of year 2008.

1. The Board of Directors, in its July 26, 2008 meeting, as recorded on Minute No. 1575, appointed the following individuals as members of the Audit Committee:

   - Gerardo Silva Castro
   - Jorge Ivan Villegas Montoya
   - Alvaro Jesus Velasquez Cock

2. Next, the Board of Directors in its April 9, 2008 meeting, as recorded on Minute No. 1618, appointed Mr. Santiago Madriñan de la Torre as member of the Audit Committee to replace Mr. Jorge Ivan Villegas Montoya.
3. The Audit Committee, as a supportive entity of the activity carried out by the Board of Directors with respect to the implementation and supervision of CFC´s internal control, held a meeting on February 27, 2008, where the following subjects were analyzed in order to evaluate CFC´s internal control structure:
   a) Financial Statements as of December 31, 2007, with the Statutory Auditor`s opinion.
   b) Accounts receivable as of December 2007.
   c) The Committee supervised the appropriate application of the regulations related to the Asset Laundry Prevention Integral System, making sure the necessary controls are in place in order to avoid CFC from being used as an instrument to carry out illegal activities.
   d) Supervised the Comptrollership`s functions and activities with respect to:
      - Timetable of the Comptrollership`s activities during 2008

- Reports by the Comptrollership to CFC`s different areas, products and affiliates.
- Follow-up activity carried out by audit based on the responses given by the different managers of the assessed areas.
- Follow-up and control statistics on the Comptrollership`s reports.

e) Reviewed the communications from Superintendencia Financiera de Colombia, with responses and follow-up on improvement.

f) Reviewed the communications from the Statutory Auditor, with responses and follow-up on improvement.

g) On the February 27, 2008 Committee CFC`s President submitted a report to the Audit Committee with respect to CFC`s financial information disclosure and control system, reporting that no internal control deficiencies have occurred that could have prevented CFC from appropriately recording, processing, summarizing and submitting the financial information, and no fraud has occurred that could have affected the quality of CFC`s financial information.

As a result, the following is noted:

- Structure, environment and control activities in agreement with CFC`s objectives that provide appropriate safety to manage CFC`s risk exposure.
- Independent Internal Audit activities with respect to the audited activities, their scope meet CFC`s control needs.
- Follow-up on reports issued by the different control agencies: Superintendencia Financiera, Satutory Auditor, Internal Audit and Systems Audit.
- Reliability of the financial information, compliance with the laws and applicable regulations.
- Compliance with required and sufficient controls to prevent CFC from being used as an instrument to carry out illegal operations.
- Sufficient documentation on the Committee`s activities, evaluations and recommendations.

Sincerely,

**BOARD OF DIRECTORS"**

**4.6 CONSIDERATION BY THE ASSEMBLY MEMBERS OF THE INDIVIDUAL AND CONSOLIDATED GENERAL PURPOSE BALANCES AS OF JUNE 30, 2008 AND RELATED PROFIT AND LOSS STATEMENTS.**

The President of the Assembly Meeting, Mr. Melo, asked the members whether they approved the financial statements submitted to their consideration. Mr. Melo reminded CFC`s managers and employees that pursuant to article185 of the Commerce Code, they could not vote for the end of period balances and accounts.

The Assembly meeting approved the following proposal:

**PROPOSAL No. 2**

The Shareholders' General Assembly Meeting of Corporacion Financiera Colombiana S.A.

**RESOLVES:**

To approve the Individual and Consolidated General Purpose Balance as of June 30, 2008, and the Statement of Results, as well as the Management Report and the Statutory Auditor's reports.

The previous proposal was approved with the favorable vote of all the attending members.

## 5. PROFIT DISTRIBUTION

The President of the assembly asked the secretary to read the profit distribution project suggested by CFC's management.

The Secretary read the following project:

**CORPORACION FINANCIERA COLOMBIANA S.A.**
**PROFIT DISTRIBUTION PROJECT**
**JUNE 30, 2008**

| | | |
|---|---|---|
| Profit before tax | | $ 101.761.329.450.37 |
| Less: tax provisions | | $ 4.449.800.000.00 |
| Profit after tax | | $ 97.311.529.450.37 |
| To release reserve for future distributions (Taxable) : | | $ 161.777.766.951.03 |
| **Profit at the disposal of the Assembly :** | | **$ 259.089.296.401.40** |
| | | |
| Reserve on investment valuation Dec 2336 /95 | $ 5.640.694.515.00 | |
| Reserve for future distributions | $ 133.449.311.314.13 | |
| **Dividend in cash of Col.Ps 510 per share over 157.656.790 common shares and 10.680.570 subscribed and paid in preferred shares as of June30, 2008. This dividend shall be paid in six monthly allotments within the first five days of each month, starting from October, 2008.** | **$ 85.852.053.600.00** | |
| **Dividend in shares of Col.Ps. 202.85 per share over the 157.656.790 common shares and Col.Ps 202.85 per share over the 10.680.570 subscribed and paid in shares as of June 30, 2008. This dividend shall be paid in shares at a rate of 1 share per each 66.223163049 common shares and 1 non-voting preferred dividend share per each 66.223163049 non-voting preferred dividend subscribed and paid-in shares as of June 30, 2008. Shares shall be paid on October 1, 2008 to whoever holds the title of shareholder upon the time of making such payment according to the regulation in force. For this purpose, a total of 2.541.971 new shares shall be issued, 2.380.690 common shares and 161.281 preferred shares (see note). The unit value of the shares to be submitted shall be the weighted average price of the common shares traded at the stock market from the 21st to 25th of July 2008, 13.433.37(1) , of which Col.Ps 10 shall be accounted for in the capital account and Col.Ps 13.423.37 shall be accounted for on the legal reserve as a premium in the placement of shares.** | **$ 34.147.236.972.27** | |
| **EQUAL AMOUNTS** | **$ 259.089.296.401.40** | **$ 259.089.296.401.40** |
| **(1) The average price per share is based on INFOVAL's report** | | |

**NOTE: In case of any fraction on the shares upon the payment of the dividend, such fractions shall be paid in cash and charged to the reserve for future distributions. Any new share delivered as a result of this profit distribution, shall not have the right to the payment of dividend in cash over the profits of the January – June 2008 period.**

**With respect to the dividend to be paid in shares, the shareholders may elect for the payment in shares or in cash. Any shareholder wishing to receive the payment of this part of the dividend in cash (this is a taxable income) and not in shares (no taxable), shall report it to CFC's General Secretary's Office no later than September 16th, 2008 until 5:00 p.m. with a written communication to Carrera 13 No. 26-45 piso 8, Secretaria General, or fax to 2863300 extension 8711 in the city of Bogota or mail to accionistascorficolombiana@corficolombiana.com, along with the RUT and a statement indicating whether he is a tax reporter.**

The secretary of the meeting advised that Banco de Occidente's proxy proposed to modify the note on the project and such suggestion was totally read, and states the following:

**CORPORACION FINANCIERA COLOMBIANA S.A.**
**PROFIT DISTRIBUTION PROJECT**
**JUNE 30, 2008**

| | | |
|---|---|---|
| Profit before tax | | $ 101.761.329.450.37 |
| Less: tax provisions | | $ 4.449.800.000.00 |
| Profit after tax | | $ 97.311.529.450.37 |
| To release reserve for future distributions (Taxable) : | | $ 161.777.766.951.03 |
| Profit at the disposal of the Assembly : | | $ 259.089.296.401.40 |
| | | |
| Reserve on investment valuation Dec 2336 /95 | $ 5.640.694.515.00 | |
| Reserve for future distributions | $ 133.449.311.314.13 | |
| Dividend in cash of Col.Ps 510 per share over 157.656.790 common shares and 10.680.570 subscribed and paid in preferred shares as of June30, 2008. This dividend shall be paid in six monthly allotments within the first five days of each month, starting from October, 2008. | $ 85.852.053.600.00 | |
| Dividend in shares of Col.Ps. 202.85 per share over the 157.656.790 common shares and Col.Ps 202.85 per share over the 10.680.570 subscribed and paid in shares as of June 30, 2008. This dividend shall be paid in shares at a rate of 1 share per each 66.223163049 common shares and 1 non-voting preferred dividend share per each 66.223163049 non-voting preferred dividend subscribed and paid-in shares as of June 30, 2008. Shares shall be paid on October 1, 2008 to whoever holds the title of shareholder upon the time of making such payment according to the regulation in force. For this purpose, a total of 2.541.971 new shares shall be issued, 2.380.690 common shares and 161.281 preferred shares (see note). The unit value of the shares to be submitted shall be the weighted average price of the common shares traded at the stock market from the 21st to 25th of July 2008, 13.433.37(1) , of which Col.Ps 10 shall be accounted for in the capital account and Col.Ps 13.423.37 shall be accounted for on the legal reserve as a premium in the placement of shares. | $ 34.147.236.972.27 | |
| **EQUAL AMOUNTS** | **$ 259.089.296.401.40** | **$ 259.089.296.401.40** |
| **(1) The average price per share is based on INFOVAL's report** | | |

**NOTE: With respect to the dividend to be paid in shares, the shareholders must agree on the payment in shares. Any shareholder electing the payment of this portion of the dividend in shares (NO TAXABLE) shall send a notice to the entity's General Secretary's office no later that September 16th, 2008, until 5:00 p.m. to Carrera 13 No. 26-45, piso 8, General Secretary's office or fax it, 2863300 ext 8711 in the city of Bogota, or mail it to accionistascorficolombiana@corficolombiana.com, along with the RUT and a statement indicating whether he is a tax reporter. In case the shareholder remains silent, this portion of the dividend will be paid in cash (TAXABLE).**

**Any shareholder electing for the payment of the dividend in shares, has to take into account that any fraction of the shares will be paid in cash (TAXABLE) and charged to the reserve account for future distributions. The shares distributed as a result of the profit distribution shall not have the right to receive payment of any dividend in cash over the profits of the January-June 2008 period.**

**Any shareholder being an entity under the supervision of Superintendencia Financiera, that by reason of the payment of the dividends in shares increases its shareholding beyond the legal limits, may accept the payment in shares understanding that the receipt of shares that exceed its current shareholding shall be subject to previous authorization by Superintendencia Financiera which shall be obtained by each shareholder.**

After a long discussion on this subject, the President asked the shareholders whether they approved the profit distribution project that included the suggestion submitted. The Assembly Meeting unanimously approved the distribution project.

## 6. PROPOSITIONS AND MISCELLANEOUS

The president asked the secretary to advise whether new propositions or miscellaneous were made.

The secretary reported that no additional propositions or miscellaneous were made by the attending members, however, CFC`s management wishes to state the following items:

- **RENUNCIAITON OF MR. RICARDO OBREGON TRUJILLO**

The Assembly Meeting was advised that Mr. Obregon renounced as independent principal member of the Board of Directors for the 2008-2009 period, due to the new position he is going to hold with the firm Carvajal S.A. in the city of Cali. The President proposed Mr. Jose Leibovich Goldenberg to replace him for the remaining of the 2008-2009 period, and highlighted the academic and professional qualities of Mr. Leibovich who meets the independency requirements of Law 964 of 2005.

The president asked the attending members whether they accepted the renunciation of Mr. Obregon and the appointment of Mr. Leibovich for the remaining of the 2008-2009 period. The proposal was unanimously approved by all the attendants.

- **DONATIONS**

The Secretary said that in second place CFC wanted to submit for the consideration of the members the donation made in the first semester of 2008 consisting on cash contributions to El Cottolengo del Padre Ocampo Foundation, amounting to Ps 1,515,000 and requested the assembly meeting`s authorization to donate Corficolombiana Foundation the amount of Ps.100,000,000. The Shareholders General Assembly Meeting ratified and approved the donations.

Upon completing the order of the day and as there was no further subject to be treated, the meeting was adjourned at 4:40 p.m. on September 5, 2008.

| | |
|---|---|
| JOSE ELIAS MELO ACOSTA<br>President | MARCELA ACUÑA RAMIREZ<br>Ad-Hoc Secretary |

MINUTE APPROVING COMMISSION

| | |
|---|---|
| MARIO ALBERTO GONZALEZ CASTRO | WILSON HENRY ABRIL NIÑO |

FILE No. 823437

RECEIVED

2008 OCT 10 P 12: 34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**RIDER 3**

Spanish and English copy of certificate related to the General Assembly Meeting of Non-Voting Preferred Dividend Stockholders.

**CERTIFICATION**

In the city of Bogota, D.C., on September 5, 2008, at 2:50 p.m., the President and the Ad-Hoc Secretary of CORPORACIÓN FINANCIERA COLOMBIANA S.A., certify that the General Assembly Meeting of Non-Voting Preferred Dividend Stockholders did not take place, as there was no sufficient quórum to deliberate, pursuant to article 32 of the By-laws.

**THE PRESIDENT** **THE SECRETARY**

**JOSE ELIAS MELO ACOSTA** **MARCELA ACUÑA RAMIREZ**

# CERTIFICACIÓN

En la ciudad de Bogotá D.C., a los cinco (05) días del mes de septiembre del año dos mil ocho (2008), siendo las 2:50 p.m., el Presidente y Secretario Ad-hoc de la CORPORACIÓN FINANCIERA COLOMBIANA S.A., certifican que no se dio inicio a la Asamblea General de Accionistas Preferenciales y sin Derecho a Voto de la sociedad, teniendo en cuenta que no hay quórum para deliberar de conformidad al artículo 32 de los Estatutos Sociales.

| EL PRESIDENTE | EL SECRETARIO |
| --- | --- |
| JOSE ELIAS MELO ACOSTA | MARCELA ACUÑA RAMIREZ |

FILE No. 823437

RECEIVED

2008 OCT 10 P 12:34

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**RIDER 4**

Legal situations of the Issuer
Notice to the market about the change of the legal representative in charge of the Relevant Information and of the Compliance Agent in charge of providing the information.

FILE No. 823437

Bogota D.C. October 1, 2008.

SUPERINTENDENCIA FINANCIERA DE COLOMBIA
Att. Mrs. SANDRA PATRICIA PEREA DIAZ
Delegate Superintendent for Issuers
Investment Portfolio and Other Agents

Ref
02-11.1.1 Corporacion Financiera Colombiana
58 Relevant Information
50 Request/ Introduction

Dear Mrs. Perea:

Pursuant to provisions of article 1.1.2.21 of Decree 3139 of 2006, please be advised that Mr. Alfonso Rodriguez Azuero, CFC`s Executive Vicepresident, has been appointed as the official responsible of providing CFC`s relevant information, replacing Mr. Fernan Bejarano Arias.

In addition, the compliance agent in charge of disclosing the relevant information from now on will be Mrs. Maria Esperanza Mojica, replacing Mrs. Ana Josefina Becerra Bequis.

Cordially,

JOSE ELIAS MELO ACOSTA
President

FILE No. 023437

Corficolombiana
Nit. 890.300.653-6

Bogotá D.C., octubre 1 de 2008.

Señores
SUPERINTENDENCIA FINANCIERA DE COLOMBIA
Atte. Dra. SANDRA PATRICIA PEREA DÍAZ
Superintendente Delegada para Emisores,
Portafolios de Inversión y otros Agentes (E)
Ciudad

Ref:

| | |
|---|---|
| 02-11 | Corp. Financiera Colombiana |
| 58 | Información Relevante |
| 50 | Solicitud/Presentación. |

Estimada Dra. Perea:

Me permito informar en cumplimiento a lo dispuesto en el artículo 1.1.2.21 del Decreto 3139 de 2006, que el Dr. Alfonso Rodriguez Azuero Vicepresidente Ejecutivo de la Corporación, ha sido designado como el funcionario responsable para el suministro de la información relevante de la entidad, en reemplazo del Dr. Fernán Bejarano Arias.

Así mismo el agente de cumplimiento encargado de trasmitir la información relevante a partir de la fecha será la Dra. Maria Esperanza Mojica, en reemplazo de la Dra. Ana Josefina Becerra Bequis.

Sin otro particular, reciba un cordial saludo.

apm JOSE ELIAS MELO ACOSTA
Presidente

**DIRECCIÓN GENERAL**
Carrera 13 No. 26 – 45 Piso 8 Bogotá D.C. Pbx. (1) 2863300 Fax (1) 2860163 A.A. 11843
Oficinas Banca Privada: Centro Internacional Cra. 13 No. 26 – 35 Pbx. (1) 2863300
Nogal Calle 76 No. 10 – 44 Pbx. (1) 3254950
www.corficolombiana.com

FILE No. 82-3437

RECEIVED
2008 OCT 10 P 12:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**RIDER 5**

Increase of Subscribed and Paid in Capital
Please find attached information on the subscribed and paid in capital.

**RELEVANT INFORMATION**

With respect to the payment of dividend in shares made in conformance with the General Assembly Meeting`s approval in its September 5, 2008 meeting, the number of outstanding shares was increased from 168,337,360 to 170,161,992.

Therefore, the new CFC`s subscribed and paid in capital is Ps. 1,701,619,920.00, represented in 170,161,992 shares, distributed as follows: 159,420,858 common shares and 10,741,134 non-voting preferred dividend shares.

FILE No. 823437

**INFORMACION RELEVANTE**

En virtud del pago de dividendo en acciones realizado conforme a lo aprobado en la Asamblea General de Accionistas en la reunión celebrada el 5 de septiembre de 2008, el número de acciones en circulación se incrementó de 168.337.360 a 170.161.992.

En razón de lo anotado, el nuevo capital suscrito y pagado de la Corporación es de $1.701.619.920.oo, representado en 170.161.992 acciones, distribuidas así: 159.420.858 acciones ordinarias y 10.741.134 acciones preferenciales y sin derecho a voto.

END